As filed with the Securities and Exchange Commission on July 6, 2020.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Vasta Platform Limited

(Exact Name of Registrant as Specified in its Charter)

The Cayman Islands	8200	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Av. Paulista, 901, 5th Floor

Bela Vista

São Paulo – SP, 01310-100

Brazil

+55 11 3133-7311

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Cogency Global Inc. 10 East 40th Street, 10th Floor New York, NY 10016 (212) 947-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Manuel Garciadiaz Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000	Grenfel Calheiros Simpson Thacher & Bartlett LLP Av. Presidente Juscelino Kubitschek, 1455 12th Floor, Suite 121 São Paulo, SP 04543-011 Brazil +55-11-3546-1011

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A common shares, par value US$0.00005 per share	US$100,000,000	US$12,980

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes Class A common shares to be sold upon the exercise of the underwriters’ option to purchase additional shares. See “Underwriting.”
(3)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                 , 2020

PRELIMINARY PROSPECTUS

Class A Common Shares

Vasta Platform Limited

(incorporated in the Cayman Islands)

This is an initial public offering of the Class A common shares, US$0.00005 par value per share of Vasta Platform Limited, or Vasta. Vasta is offering                of the Class A common shares to be sold in this offering.

Prior to this offering, there has been no public market for our Class A common shares. It is currently estimated that the initial public offering price per Class A common share will be between US$    and US$    . We have applied to list our Class A common shares on the Nasdaq Global Market, or Nasdaq, under the symbol “    .”

Following this offering, our existing shareholder, Cogna Educação S.A., or Cogna, will beneficially own    % of our outstanding share capital, assuming no exercise of the underwriters’ option to purchase additional shares referred to below. The shares held by Cogna are Class B common shares, which carry rights that are identical to the Class A common shares being sold in this offering, except that (1) holders of Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share, (2) Class B common shares have certain conversion rights and (3) holders of Class B common shares are entitled to preemptive rights in the event that additional Class A common shares are issued in order to maintain their proportional ownership interest. For further information, see “Description of Share Capital.” As a result, Cogna will control approximately    % of the voting power of our outstanding share capital and                % of our total equity ownership following this offering, assuming no exercise of the underwriters’ option to purchase additional shares.

We are an “emerging growth company” under the U.S. federal securities laws as that term is used in the Jumpstart Our Business Startups Act of 2012 and will be subject to reduced public company reporting requirements for as long as we remain an emerging growth company. In addition, following the offering, we will be a “controlled company” within the meaning of the Nasdaq corporate governance standards and as such plan to rely on available exemptions from certain Nasdaq corporate governance requirements. Investing in our Class A common shares involves risks. See “Risk Factors” beginning on page 31 of this prospectus.

	Per Class A common share	Total
Initial public offering price	US$	US$
Underwriting discounts and commissions	US$	US$
Proceeds, before expenses, to us(1)(2)	US$	US$

(1)	See “Underwriting” for a description of all compensation payable to the underwriters.
(2)	Assumes no exercise of the underwriters’ option to purchase additional Class A common shares.

We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to                additional Class A common shares at the initial public offering price, less underwriting discounts and commissions.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Class A common shares against payment in New York, New York on or about                , 2020.

Global Coordinators

Goldman Sachs & Co. LLC	BofA Securities	Morgan Stanley	Itaú BBA

Joint Bookrunners

UBS Investment Bank	Bradesco BBI

The date of this prospectus is                , 2020.

"Our mission is to revolutionize the ecosystem of private K-12, offering content and technology educational services which allow schools to deliver high-quality education to students, besides digital solutions supporting high growth, enhanced efficiency and digital transformation journeys."

**4,167**[1]
Partner Schools as of 1Q20

**~1.3 mm**
Students as of 1Q20

**25%**[2]
ACV[3] 2020 vs 2019 Growth

**R$ 716 mm**[2]
ACV[3] 2020

[1] Only includes schools under the subscription model. [2] Preliminary figures, considering the 2020 business school cycle (Oct-2019 – Sep-2020). [3] Revenue we would expect to recognize from a partner school in each school year, based on the number of students who have contracted our services ("enrolled students"), that will access our content at such partner school in such school year.

We have not authorized anyone to provide any information or make any representation about this offering that is different from, or in addition to, that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We, the underwriters and any of our or their affiliates have not authorized any other person to provide you with different or additional information. Neither we, the underwriters nor any of our or their affiliates are making an offer to sell, or seeking an offer to buy, the Class A common shares in any jurisdiction where the offer or sale is not permitted.

This prospectus is being used in connection with the offering of the Class A common shares in the United States and, to the extent described below, elsewhere. This offering is being made in the United States and elsewhere solely based on the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Class A common shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

For investors outside the United States: Neither we, any of the underwriters nor any of our or their affiliates have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our Class A common shares and the distribution of this prospectus outside the United States.

Notice to EEA Investors. In any European Economic Area, or EEA, Member State that has implemented the Prospectus Regulation, this communication is only addressed to and is only directed at qualified investors in that Member State within the meaning of the Prospectus Regulation.

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This prospectus has been prepared on the basis that any offer of our Class A common shares in any Member State of the EEA (each, a “Relevant Member State”), will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of shares. Accordingly, any person making or intending to make any offer within the EEA of our Class A common shares which are the subject of this offering may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of our Class A common shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For the purposes of this provision, the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 and includes any relevant implementing measure in each Relevant Member State.

Notice to UK Investors. In the United Kingdom, this prospectus is only addressed to and directed at qualified investors who are (1) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (2) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate name, logos and website names. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.

Unless otherwise indicated or the context otherwise requires, as used in this prospectus, (i) the terms “we,” “our,” “us,” “Vasta” or the “Company,” when used in the context of (a) the period up to October 11, 2018, the date of the acquisition by Saber Serviços Educacionais S.A., or Saber, a subsidiary of Cogna (formerly known as Kroton Educacional S.A., and together with its subsidiaries, the Cogna Group) of Somos Educação S.A., or Somos, and together with its subsidiaries, the Somos Group, which we refer to herein as the “Acquisition,” refer to the Combined Carve-out K-12 curriculum businesses held by each of Somos (which we refer to as “Somos – Anglo”) and the Cave-out K-12 curriculum business already held by Cogna, known as “Pitágoras” (and together with Somos – Anglo, which we refer to as the “Predecessors”); and (b) the period after the Acquisition, refer to the Predecessors’ Combined Carve-out K-12 curriculum business under the Vasta brand (which we refer to in this prospectus alternatively as “Vasta” or the “Successor”); and (ii) the term “issuer” refers to Vasta exclusive of its subsidiaries.

Due to the change in the basis of accounting resulting from the acquisition by Cogna of the K-12 curriculum businesses held by the Somos Group, and because the K-12 business held by Cogna (Predecessor – Pitágoras) came into common control with such K-12 curriculum business previously held by the Somos Group only upon completion of the Acquisition, we are required to present separately (1) the financial information for the period beginning on October 11, 2018, and through and including December 31, 2019, which we refer to as the “Post-Acquisition Period,” and (2) the financial information for the periods prior to, and including, October 10, 2018, which we refer to as the “Pre-Acquisition Period.” Certain financial information of the Post-Acquisition Period is not comparable to that of the Pre-Acquisition Period. For a discussion of our Post-Acquisition and Pre-Acquisition Periods, see “Presentation of Financial and Other Information—Financial Statements.”

The term “Brazil” refers to the Federative Republic of Brazil and the phrase “Brazilian government” refers to the federal government of Brazil. “Central Bank” refers to the Brazilian Central Bank (Banco Central do Brasil). References in the prospectus to “real,” “reais” or “R$” refer to the Brazilian real, the official currency of Brazil and references to “U.S. dollar,” “U.S. dollars” or “US$” refer to U.S. dollars, the official currency of the United States.

ii

SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our combined carve-out financial statements and notes to those statements, included elsewhere in this prospectus, before deciding to invest in our Class A common shares.

Overview

We are a leading, high-growth education company in Brazil powered by technology, providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment, ultimately benefiting all of our stakeholders, including students, parents, educators, administrators and private school owners.

We have built a “Platform as a Service,” or PaaS, with two main modules. Our Content & EdTech Platform combines a multi-brand and tech-enabled array of high-quality core and complementary education solutions with digital and printed content through long-term contracts with partner schools. We characterize revenue associated with these arrangements as subscription revenue given the renewable and predictable nature of the revenue associated with these contracts. Our emerging Digital Platform will unify our partner schools’ entire administrative ecosystem, enabling them to aggregate multiple learning strategies, helping them to focus on education, and promoting client and revenue growth to allow them to become more profitable institutions.

We believe our experience, high-quality education system and life-long learning solutions have helped us establish market-leading brands that are well-known both locally and nationally. This expertise has enabled continuous growth within the private K-12 market through long-term relationships and we believe it will be translated into a LTV/CAC ratio (as defined below) for the solutions that we characterize as subscription arrangements equal to 6.4x based on 2020 sales cycle (from October 1, 2019 to September 30, 2020). This is an important metric as it compares the estimated value of the customer relationship over its lifetime, Lifetime Value or LTV (measured as a function of the gross margin we expect to derive from the additional Annual Contract Value Bookings, or ACV Bookings, related to the contracts with our customers, divided by Weighted Average Cost of Capital, or WACC, plus the customer churn rate, which is the expected turnover rate), divided by the cost of acquiring the customer, Customer Acquisition Cost, or CAC (which consists of sales and marketing costs for the revenue for the solutions we characterize as subscription arrangements). We consider only subscription arrangements in our calculation of our LTV/CAC ratio because such arrangements have recurring, generally predictable revenue, while the revenue that is not based on subscription arrangements may be non-recurring and less predictable in nature. We believe the LTV/CAC ratio is an important metric for measuring how our sales efforts and costs related to acquiring subscription-based customers will provide value to us over time.

As of March 31, 2020, our network of business-to-business, or B2B, customers consisted of 4,167 partner schools. As of December 31, 2019, our network of B2B customers consisted of 3,400 partner schools, compared to 2,945 schools as of December 31, 2018, and 2,581 schools as of December 31, 2017, representing annual growth rates of 15.4% and 14.1%, respectively. As of March 31, 2020, we had 1,311 thousand enrolled students, defined as students contracted through our partner schools, using our platform in Brazil. As of December 31, 2019, we had 1,186 thousand enrolled students compared to 1,011 thousand enrolled students as of December 31, in 2018 and 891 thousand as of December 31, 2017, representing annual growth rates of 17.3% and 13.5%, respectively.

Our revenue derived from the solutions we characterize as subscription arrangements is driven by the number of enrolled students in each partner school that adopts our solutions. The net revenue from sales and services for the solutions we characterize as subscription arrangements represented 67.7% of the total net revenue from sales and services of the Successor in the three months ended March 31, 2020, 67.2% of the total net revenue from sales and services of the Successor in the year ended December 31, 2019, 65.4% of the sum of the total net revenue from sales and services of the Successor and Predecessors in 2018 and 58.7% of the sum of the total net revenue from sales and services of the Predecessors in 2017.

Revenue from solutions other than the ones we characterize as subscription arrangements includes stand-alone textbook sales, university admission preparatory exam courses and sales from our Livro Fácil business, an e-commerce for the sale of educational content (textbooks, school materials, stationery, among others) directly to schools, parents and students. Net revenue from sales and services deriving from these solutions represented 32.4% of the total net revenue from sales and services of the Successor for the three months ended March 31, 2020, 32.8% of the total net revenue from sales and services of the Successor in the year ended December 31, 2019, 34.5% of the sum of the total net revenue from sales and services of the Successor and Predecessors in 2018 and 41.3% of the sum of the total net revenue from sales and services of the Predecessors in 2017.

Our Mission

Our mission is to revolutionize the private primary and secondary educational ecosystem, offering educational content and technology services that allow schools to deliver high-quality education to their students, as well as digital services that support their growth and efficiency, supporting the digital transformation in schools. We believe we are uniquely positioned to help schools in Brazil undergo the process of digital transformation and bring their education skill-set to the 21st century. We promote the unified use of technology in K-12 education with enhanced data and actionable insight for educators, increased collaboration among support staff and improvements in production, efficiency and quality.

We provide the following solutions for the empowerment of our stakeholders:

For students

Our pedagogical approach and educational solutions are designed to equip students with abilities that go beyond learning core and complementary knowledge. We encourage them to think critically and creatively, solve complex problems, make evidence-based decisions, and work collaboratively at their own individualized pace.

For parents

Through our solutions, parents can access real-time student performance data and have a direct communication channel with educators and optimize parents’ time by addressing all of their children’s developmental needs, including core education and complementary activities through a single location—the school.

For educators

We help educators discover the pedagogical approach best suited to an individual student through immediate access to student data, which generates insight and analytics on student progress in order to target growth areas and develop teaching plans aimed at delivering personalized learning.

For private school owners and administrators

We are working on expanding our digital administrative platform to allow private school owners and administrators to maximize time, access a broader set of information more intelligently, develop new action plans, promote leadership and motivate their teams. As a result, this will allow private school owners to better manage their schools, focusing on improving educational content, solutions and services, while enhancing the school’s reputation and growing revenue.

For society

As part of our social responsibility initiatives, we seek to make education available to all segments of society. We share many of the best practices in education that we acquire through our experience in the private K-12 with public schools and teachers in Brazil for free.

We believe that our reputation, excellent track record in education, brand awareness, personalization, flexibility, customer service, academic outcomes and innovation are attributes valued by all of our stakeholders. We believe we are the only player in the market to integrate a wide array of content formats from different brands in a unified, technology-powered platform that allows for the continuous tracking of their academic performance during the whole education cycle.

In addition, we aim at adopting a neuroscience-first approach in evolving our understanding of what directly impacts teaching and learning, which includes acquiring new knowledge and nurturing attention, concentration, memory and motivation.

Our Results

Financial and Operating Information

We believe our business model includes highly predictable, contracted revenue and a unique product offering. The following is a brief summary of our principal results of operations and financial condition for the first quarter of 2020 and the most recently completed fiscal year.

•

Our total net revenue from sales and services amounted to R$392.4 million and R$353.1 million for the three months ended March 31, 2020 and 2019, respectively, and R$989.7 million for the year ended December 31, 2019;

•

Net revenue derived from the solutions we characterize as subscription arrangements represented 67.7% and 65.0% of our total net revenue from sales and services for the three months ended March 31, 2020 and 2019, respectively, and 67.2% for the year ended December 31, 2019;

•

Our net profit amounted to R$27.6 million and R$14.9 million for the three months ended March 31, 2020 and 2019, respectively, and our net loss amounted to R$60.7 million for the year ended December 31, 2019;

•

Our Adjusted EBITDA amounted to R$121.5 million and R$105.7 million for the three months ended March 31, 2020 and 2019, respectively, and R$254.0 million for the year ended December 31, 2019 (see Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures—Adjusted EBITDA, Free Cash Flow and Adjusted Cash Conversion Ratio);

•

As of March 31, 2020, we had total outstanding bonds and financing of R$1,647.0 million, mostly comprised of private debentures issued by Somos Sistemas to Saber and Cogna (as creditors) at annual interest rate of the Interbank Deposit Certificate (Certificado de Depósito Interbancário), or CDI, plus 1.15%, with semi-annual coupon payments and a bullet repayment at maturity in August 2023.

Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a more detailed discussion of our results of operations and financial condition.

Our level of indebtedness may require that we use a substantial portion of our cash flows to service our debt, which will reduce funds available for working capital, capital expenditures and other corporate purposes, and which may limit our ability to operate our business. In addition, the terms of the debentures and our other indebtedness contain covenants that may restrict our ability to operate our business. The terms of the debentures that we owe to our parent require that (1) we will allocate at least 50% of the use of proceeds from any liquidity event (including the proceeds from this offering) to repay such debentures; (2) we will not obtain any new loans unless the proceeds of any such loan are directed to repay our debentures with Cogna; and (3) we will not pledge shares and/or dividends. We expect to use two-thirds of the net proceeds from this offering to repay these debentures. See “Use of Proceeds.” See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness” for a summary of the covenants of our indebtedness.

Our Addressable Market and Opportunity for Growth

According to a report by Oliver Wyman that was commissioned by us, the total addressable market, or TAM, for our Content & EdTech Platform and Digital Platform for private schools in Brazil was R$25.3 billion as of 2018 and segregated between: (1) R$6.0 billion for core content; (2) R$6.4 billion for complementary education solutions; and (3) R$12.9 billion for digital platform. Oliver Wyman expects that our TAM will more than double by 2030, reaching R$54.0 billion, segregated between: (1) R$13.4 billion for core content; (2) R$14.0 billion for complementary education solutions; and (3) R$26.6 billion for digital platform. As of 2018, we estimate we captured approximately 12.1% of the TAM for core content and 0.4% of the TAM for complementary education solutions (which is included in our Content & EdTech Platform segment) and 0.5% of the TAM for our Digital Platform segment, which we believe represents significant growth opportunity.

With 48.5 million students enrolled in private and public schools in 2018 according to Censo Escolar 2018, Brazil’s K-12 education segment is significantly larger in relative terms compared to other world markets; Brazil’s K-12 students account for 23% of the total population, while in the United States this representation falls behind at 17% (considering an estimate of 56.6 million students attending school in fall 2019), according to the National Center for Education Statistics, or NCES. The Brazilian private K-12 market is also large and, despite being larger than the U.S. market in relative size, there is a strong potential to increase the penetration of private K-12 education in Brazil when compared to China, Indonesia and India, for instance, as presented in the graph below. Private K-12 education is very valued by Brazilian families given the quality gap between private and public K-12 schools, as discussed in more detail in the “Industry” section.

(1)	Including Hong Kong and Macao.

Source: BMI, INEP and UNESCO

We believe our opportunities to capture market growth will continue to expand as we incorporate new solutions into our existing platform, including, for example, by expanding our offering of STEAM-based content (science, technology, engineering, arts and math) and by increasing our offerings within our Digital Platform, to include online enrollment tools, a scholarship marketplace, academic and financial ERP and digital marketing services.

Private K-12 Industry Market Trends

We believe that our addressable market is characterized by the following trends:

Digital transformation is reshaping private K-12 industry

Technology has enabled improvements in core content, complementary education and digital platform solutions. The internet and digital technology are changing the way people learn, expanding beyond the classroom, increasing learning through gamification, immersion and virtual reality tools, and making the learning process adaptive and personalized. Moreover, technology has supported the development of management systems for schools to manage their costs and expenses and increase their efficiency and profitability.

Limited internal management and administrative solutions for schools

According to Censo Escolar 2018, there were approximately 40,000 private schools in Brazil as of December 2018, which are mainly small-scale units dedicating significant working hours to administrative activities, such as intake, retention, financial management and communication with parents, for which they are currently interacting with multiple and unintegrated providers. We believe there is strong demand for an integrated platform like ours that consolidates multiple school management services that allow for more actionable data reports, optimization of administrators’ time and increased efficiency in schools.

Need for modernized content distribution models

We believe the modern student is easily distracted, yet intellectually curious and demanding for high-quality, efficiently-delivered content. At the same time, schools and families are ready for the benefits available from the combined use of science and technology in education. This data-driven approach can aid in delivering superior and more responsive learning outcomes through products based on personalization and adaptive learning.

We believe we can lead the imminent transition of the underlying learning methods in Brazilian education, by offering assertive content in multiple formats alongside more effective high-impact learning techniques, with support from our constantly evolving neuro-pedagogical and science in learning approaches. Furthermore, integrated technological solutions customarily allow parents and educators to engage and track more closely student development.

New student skill set and importance of socio-emotional solutions

The increased labor market competitiveness and social demands in the 21st century require new skill sets, driving demand for a broader learning experience. Schools at the forefront of this movement teach socio-emotional learning and collaboration skills, foster individual participation, autonomy and critical thinking, and include new areas of broad student development such as STEAM-based curriculum and language instruction. We are uniquely positioned to capture this market with our English instruction and socio-emotional skills solutions, and plan to add even more solutions to our integrated platform.

Our Products and Services

Our Ecosystem

We believe each school is unique. Understanding each school’s specific needs is crucial to providing differentiated solutions and services, thereby building and deepening long-standing relationships with our partner schools. We believe we are building the most complete and integrated platform of K-12 products and services to deliver end-to-end solutions that cater to each school’s entire ecosystem.

The chart below details the variety of products and services we currently provide through our Content & EdTech Platform and our Digital Platform along with other areas in which we plan to operate, establishing ourselves as a one-stop partner for private schools:

In the three months ended March 31, 2020 and for the comparative period of 2019, total net revenue from sales and services from our Content & EdTech Platform and our Digital Platform accounted for 81.0% and 19.0%, respectively, of the net revenue from sales and services of the Successor.

In 2019, total net revenue from sales and services from our Content & EdTech Platform and our Digital Platform accounted for 89% and 11%, respectively, of the net revenue from sales and services of the Successor, compared to 92% and 8%, respectively for the sum of the total net revenue from sales and services of the Successor for the period from October 11 to December 31, 2018 and Predecessors for the period from January 1 to October 10, 2018 and 100% and 0%, respectively for the total net revenue from sales and services of the Predecessors in 2017.

Content & EdTech Platform

Core Content (learning systems, textbooks and other services)

We provide core educational content for Brazilian primary and secondary education through a multi-brand, tech-enabled platform, with the flexibility and quality required to satisfy customer needs through a multitude of pedagogical approaches, made available primarily through a model that we characterize as subscription arrangements. In the three months ended March 31, 2020, total net revenue from sales and services from subscription arrangements accounted for 83.6% of net revenue from sales and services of our Content & EdTech Platform, compared to 80.1% in the comparative period of 2019. In 2019, total net revenue from sales and services derived from subscription arrangements accounted for 75.4% of net revenue from sales and services of our Content & EdTech Platform, compared to 71.1% in 2018 and 58.7% in 2017.

The core content solutions we characterize as subscription arrangements include traditional learning systems (with main brands including Anglo, pH, Maxi, Pitágoras, Ético and Rede Cristã de Educação) and PAR, our proprietary product designed as an educational platform based on textbooks. All of our solutions include digital and printed content covering all disciplines for students, educators’ orientation manuals, exercise books, books for the study of multidisciplinary subjects and workbooks, as well as other features such as continuous assessment, ongoing training for educators, pedagogical support, marketing support, education-related events and gatherings, proprietary and differentiated student assessment tools and digital learning tools, available digitally and non-digitally. We offer a large range of brands targeting a wide spectrum of schools and students of varying academic preferences, backgrounds and demographics, allowing us to maximize outreach, awareness, penetration and customer satisfaction. We also derive revenue from other sources, such as (1) one-off textbook sales, which despite not being part of our core strategy, can be an important first step to start a relationship with a school, which can eventually subscribe to PAR or one of our learning systems in the future; and (2) a preparatory course for university admissions exam, which acts as a reputation enhancer for our Anglo brand.

Sold as a bundle with our core content, we offer digital learning and continuous teacher training, as follows.

•	Digital Learning

Plurall and Plurall Maestro are one of the only mobile-friendly and fully-integrated digital platforms for students, educators, coordinators and administrators currently available in the Brazilian market. For students, Plurall allows interaction with educational content inside and outside the classroom, as well as the opportunity to ask questions online through a student discussion forum, access tutors and review mock exams from ENEM and Brazil’s main university entrance applications. For parents and guardians, Plurall provides summarized reports with individual performance and serves as a communication tool with the school. For educators, coordinators and administrators of private schools, Plurall Maestro also allows for the creation of individualized content and data generation and evaluation reports to support in-class enhancements.

•	Continuous Teacher Training

PROFS is our fully digital teacher training program, also offered as a bundle with our core content solutions and aimed at enhancing in-class work through mentoring so that teaching professionals can reflect on their practice and skill-set and continue to pursue excellence in performance.

Complementary education solutions

We offer diversified solutions, both as part of core curricula and as after-school content. The complementary education solutions we characterize as subscription arrangements include:

•	English Stars: an English educational platform designed to develop fluency in the English language with an emphasis on 21st century skills;

•	O Líder em Mim: a program with content, methodology, teaching material and training to develop leadership and other socio-emotional skills;

•

Matific: In partnership with the international online learning company Matific, we provide engaging and entertaining mathematics instruction based on a strong pedagogical background and presented through playful interactions;

•

MindMakers: MindMakers uses children’s curiosity and energy as fuel to create rational minds with powerful computational thinking skills. MindMakers is designed to teach students how to develop leadership, collaboration and persistence through multidisciplinary problem-solving exercises; and

•	Plurall Olímpico: an academic platform of preparatory content for scientific competitions.

We are constantly looking to incorporate new solutions into our existing platform. We are currently working on expanding our complementary offerings to include STEAM-based curriculum.

Digital Platform

Our Digital Platform is being developed to cater to all other school needs aside from education, aiming at increasing efficiency and quality of service. It is also an excellent tool to reduce the churn of our partner schools, greatly improving user experience for school owners and families through the seamless integration of educational and administrative services. Currently, we offer Livro Fácil, an e-commerce for the sale of educational content for schools, which also functions as a hub for distribution materials from other suppliers that are chosen by our partner schools, reinforcing our partner of choice positioning. We plan to increase our portfolio of solutions offered through our Digital Platform, either by developing additional solutions in-house, through partnerships or through merger and acquisition opportunities, including academic and financial ERP, digital marketing, scholarship marketplace and online enrollment services. See “—Our Growth Strategy—Increase the quantity of products and services we offer.”

Our Competitive Strengths

True partner of choice for private K-12 schools in Brazil

We believe tradition, reputation, experience and innovation are imperative for success in K-12 education. We have been present in the lives of Brazilian students over the last five decades though our parent company, or Cogna. As of March 31, 2020, we served 6,939 schools in the K-12 private market, with almost 2.6 million enrolled students. We believe we are best positioned to cover all of our total addressable market as we cater to each private K-12 school’s unique profile and preferences. We believe our track record in Brazil is unique, as demonstrated by the following:

•	pioneer in education subscription arrangements;

•	large, well-recognized portfolio of private K-12 brands;

•	first to implement socio-emotional curricula in Brazil and first Brazilian educational platform with online tutoring for one-on-one personalized learning;

•	we believe we have one of the largest groups of educators, authors and tutors entirely dedicated to K-12 in Brazil and one of the largest databases of K-12 educational content in Brazilian Portuguese;

•	only company in Brazil to provide an educational platform based on textbooks (PAR) and supported by an e-commerce platform for the sale of educational content;

•	we believe we are at the forefront in integrating different content formats (text, video, audio, images, quizzes, among others) in a unified platform;

•	we are pioneering the incorporation of neuroscience elements into our educational platform and emphasizing science in learning and promoting student success through personalized learning; and

•

we are developing our Digital platform to cater to the entire school ecosystem, delivering core and complementary content education, and promoting improved school management to promote efficiency gains.

By becoming the schools’ partner of choice through our end-to-end offering of core and complementary content and the ramp-up of the solutions we will offer through our Digital Platform, we expect to continue to significantly increase our TAM while increasing school retention. The following chart shows the size and potential growth in TAM from 2018 to 2030 for Core Content and Complementary Solutions, comprising our Content & EdTech Platform (area shaded in gray) and for school administrative and management solutions, which will be served by our Digital Platform (area shaded in pink).

Private K-12 TAM

(in R$ billion, 2018)

Source: Oliver Wyman

Strong combination of content and technology teams dedicated to enhancing our value proposition

We value intellectual agility and structure ourselves in small multidisciplinary groups that are focused on building product functionality. We believe we have the most resourceful division of business intelligence and analytics in content adoption in the Brazilian K-12 market. Our digital team consists of 235 product, technology, digital operations and content specialists. Our product and technology specialists are organized in 11 teams, each being responsible for end-to-end implementation of projects aimed at accomplishing long-term goals.

Our content production is deeply linked to technology, allowing us to update content dynamically based on student and teacher feedback. To improve student engagement, we overlay content production with social media consumption (interactive video, podcasts and quizzes), aimed at promoting a pleasing aesthetic that captures the conceptual rigor essential for educational content. Our partner schools benefit from the unique combination of our Plurall products, a single platform that enables the delivery of a richer learning experience to both educators and students in an integrated and uniformed matter and combines in our content solutions in a 100% digital interface.

Our data science team employs a science in learning approach by leveraging our streaming data pipeline, allowing for rapid evolution of our solutions and services. Our data analytics educational team is focused on (1) tracking user behavior and creating dashboards to improve student and teacher engagement with Plurall and its many features; (2) allowing educators to take advantage of engagement and learning dashboards to improve student participation in the learning experience both inside and outside the classroom; (3) providing seamless integration of the Plurall platform with external products; and (4) gathering feedback and improving content generation in real time.

We also have a forward-leaning approach to applying neuroscience in education. We have been developing the Learning Science Lab, by partnering with highly regarded scientists in Brazil through Rede Nacional de Ciência para Educação and BrainCo, a startup born out of the Harvard Innovation Lab, to develop neuroscience technology products, and collaborate with scientists from the MIT Media Lab to test the effectiveness of their technology and develop new applications for brainwave technology.

Robust salesforce, business intelligence team and customer-centric mindset lead to differentiated go-to-market strategy

Our relentless focus on understanding our customers has led us to assemble a robust salesforce and client support team. Our team is comprised of 219 educational specialists (divided among commercial teams and inside sales teams, responsible for general marketing strategy and targeted client sales, respectively) and 181 customer support experts, who cover all Brazilian states through a differentiated go-to-market strategy where we target customers through multiple channels including online advertising, marketing research tools, on-site visits, social media, among others. We also have what we believe to be the largest business intelligence database and business intelligence team in the market. Our business intelligence team collects data from over 17,400 schools every year in order to have a comprehensive view of the total private K-12 market and to determine exactly what kind of products and services our salesforce should offer to each and every school. We offer our staff over 80 hours per year of training activities, on average, and 70% of our staff has been with us for over 3 years.

Our sales strategy allows educational specialists and customer support experts to establish themselves as trusted advisors for our partner schools and nurture relationships in order to keep on adding value through higher revenue streams, penetration, retention and awareness.

We seek to motivate our salesforce through financially aligned incentives based on new sales and client and revenue retention rates, among others. We also provide ongoing training, shadowing opportunities and participation in sales conferences.

Strong academic outcomes and recognition

The established tradition of our brands in the education sector, some of which have been developed over a period of more than 100 years, and our pioneering efforts in rolling out one of the first education subscription arrangement models in Brazil have contributed to our reputation for excellence. We believe our complete educational platform has translated into strong brand awareness, as demonstrated by the following:

•

Anglo is the top of mind brand among learning systems considering premium schools choices and, alongside pH, is among the top four most preferred brands among school administrators and educators according to Hello Research;

•	90% of premium schools know Pitágoras according to Hello Research; and

•	Publishers in our K-12 business have been honored with 102 Jabuti prizes since 1959, a widely recognized award as the most prestigious literary honor in Brazil.

Quality perception is key for parents, and the quality of our pedagogical system and digital platform delivery is demonstrated by the following metrics:

•

As of December 31, 2018 (most recent public data), we had 504 partner schools ranked among the top three schools in their respective municipalities based on their scores in ENEM, of which 263 partner schools were ranked as the best school in their municipality; and

•	As of December 31, 2018 (most recent public data), we had 44 partner schools ranked among the top 250 schools in the country based on their scores on the ENEM.

Finally, the satisfaction of our customers (including students, parents, educators and administrators of private schools operating in the K-12 educational segment) and their positive experience with our platform is evidenced by our high net promoter score, or NPS, among core learning systems and digital learning brands. As of August 30, 2019, we scored 93 out of 100 possible points for both Anglo and pH learning systems, in a survey carried out by us with our partner schools, and 63 out of 100 possible points for our digital learning platform (Plurall), in a survey carried out by us with school coordinators.

The nature of our business model

Business model backed by solid fundamentals: we employ an asset-light business model centered on innovative and personalized content and user experience and focus on creating and maintaining long-standing relationships with partner schools. We are powered by technology and highly scalable, which allows for consistent high revenue growth.

End-to-end solutions provide meaningful unit economic gains: as we continue to strengthen our portfolio of full-service solutions, our potential to deepen relationships with schools increases through cross-sell and up-sell opportunities, generally at low incremental costs to us and to schools. We believe this leads to lifetime value at low customer acquisition cost while simultaneously increasing customer switching costs.

Self-reinforcing network effects of our virtuous cycle: we have created and have been nurturing an education cycle that entails scale, science in learning, high-quality and retainable learning, differentiated academic outcomes and recognition. Our company is based on information, using a robust team of business intelligence and analytics and source of big data with respect to the K-12 Brazilian industry, which is the start of a virtuous cycle for our partner schools. We help start the cycle by providing important data and key tools for schools to engage their students in a way that is meaningful for each student, providing enhancing learning, which we believe leads to better academic results and therefore improves schools’ reputations, which attracts more students to more schools. The cycle is reinforced as more students lead to more big data, which is the start of the cycle to provide the data needed to continue to engage our partner schools’ students.

Experienced and focused management, with an innovation mindset

Our senior management is recognized in the industry for its experience, reputation, working knowledge and close relationship with our partner schools, and strong track record in terms of the educational business and innovation. We share the same operational culture as our parent company, and our senior management team has over 100 years of combined experience dedicated to education. As one of the largest education groups in the world, we believe our parent company brings expertise in school operations, a long track record of carrying out mergers and acquisitions and integrating new businesses and technologies, a history of constant evolution and high total shareholder return, effective and transparent communication with shareholders and the market in general, with high levels of corporate governance and a strong drive for innovation.

Our Growth Strategy

Increase shift towards solutions we characterize as subscription arrangements within our current customer base

We will continue focusing on increasing the percentage of our partner schools (and related stakeholders) adopting the solutions we characterize as subscription arrangements instead of purchasing content without a long-term contract. We believe there is a significant potential to increase the number of total students enrolled in solutions we characterize as subscription arrangements from 1.3 million as of March 31, 2020, to 2.6 million total students, by converting part of our current base of partner schools adopting core content without a long-term contract into clients of solutions we characterize as subscription arrangements, including through the execution of new PAR and learning system contracts. In 2019, 2018 and 2017, the subscription agreements represented 37.0%, 20.4% and 8.3%, respectively, of the total revenue from the sales of textbooks. In 2019, we sold products (including textbooks without subscription) to approximately 3.0 million students from private schools, of which 1.2 million were from schools that had a contractual relationship with us, which 1.2 million students out of 3.0 million represents 40% of potential students from schools that use our products. From December 31, 2018 to December 31, 2019 and from December 31, 2017 to December 31, 2018, we successfully signed up 7.8% (6.3% to PAR and 1.5% to learning systems) and 5.7% (4.0% to PAR and 1.7% to learning systems), respectively, of our existing partner schools as compared to the respective year-end date for the prior year without a long-term contract to long-term subscription arrangements.

Increase penetration of our current services in existing capacity with our current partner school base

We utilize a land-and-expand strategy with our partner schools, beginning with certain products from our portfolio of solutions contained in our Content & EdTech Platform and Digital Platform and gradually increasing the amount of services offered to each partner school. We focus on deepening relationships with our partner schools by leveraging our salesforce expertise to up-sell and cross-sell other products and services within our wide portfolio of current offers and future product and service developments and acquisitions. Our ultimate goal is to replace our partner schools’ collection of scattered educational vendors with our integrated platform of educational and digital solutions.

•	As of March 31, 2020, only 11.1% of our student base used both our core and socio-emotional solutions; and

•	As of March 31, 2020, only 2.6% of our student base used both our core and languages solutions.

We believe there is significant potential to increase the total number of students enrolled in our solutions, considering our current base of partner schools and the fact that one student can be enrolled in more than one solution at the same time. As of March 31, 2020, we had 1.5 million enrollments in our solutions (1.31 million in core content and 0.18 million in complementary solutions), considering each student at each solution as an enrollment. Through cross-selling and up-selling across both our Content & EdTech Platform and Digital Platform, we believe we are able to capture up to 5.1 million new enrollments, totaling a potential of 6.6 million students enrolled in our ecosystem (including core content, socioemotional content, languages, STEAM and other academic content).

Grow our base of partner schools

We have significantly expanded our sales force and will continue doing so in new regions across Brazil, while pursuing greater market share in regions where we have strong brand awareness and price attractiveness, which has helped us establish a presence in 12.1% of the TAM for core education as of 2018. We intend to reinvest a portion of our operational leverage in marketing activities that are aligned with our objective to continue increasing our base of partner schools through our superior value offering and extensive and integrated offering of products and services.

Increase the quantity of products and services we offer, including through in-house development, partnerships and acquisitions

We believe there is significant room to expand our value proposition to our partner schools and their stakeholders by adding new complementary education solution and digital platform to our ecosystem and, therefore, also significantly increasing our TAM potential. For instance, STEAM and academics are becoming “must-have” skills given increasing competition in the labor market. In addition, schools have been increasingly adopting management systems so they can focus on what they do best: educating.

We believe we can expand our current product offering, enhance our content and technology platforms and improve students’ learning, educators’ teaching and schools’ management experience by either developing innovative digital content in-house, engaging in strategic partnerships or carrying out mergers and acquisitions of companies and/or products that will contribute additional content or technologies to our portfolio. For example, we have identified a wide range of potential target acquisitions in Brazil that we believe will complement our business, in particular with respect to the delivery of digital solutions. With the expansion of our scope and product and service offerings through our platform, our TAM could increase even further. See “Presentation of Financial and Other Information—Corporate Events” for our recent acquisitions.

Expand internationally

We believe schools, students, educators and families in Latin America are facing the same problems as in Brazil and demand the same solutions we are currently offering. Despite Spanish and Portuguese being different languages, the stakeholders’ needs are the same and we are able to fulfill many of those since we are already producing educational content in Spanish.

Our Corporate Structure

Our Incorporation and Corporate Reorganization

We are a Cayman Islands exempted company incorporated with limited liability on October 16, 2019 for purposes of undertaking our initial public offering, fully owned by Cogna on the date hereof.

Prior to this offering, our parent company, Cogna, reorganized its K-12 business under its wholly-owned subsidiary, Somos Sistemas de Ensino S.A., or Somos Sistemas, as described under “Presentation of Financial and Other Information—Corporate Events—Our Incorporation and Corporate Reorganization.” Prior to the consummation of this offering, Cogna will consummate the contribution of the entirety of the shares of Somos Sistemas held by Cogna to Vasta, or the Contribution. The Contribution will be accounted for at historical book value, in return for new Class B common shares issued by Vasta in a one-to-    exchange. Until the Contribution of Somos Sistemas’ shares to us, we will not have commenced operations and will have only nominal assets and liabilities and no material contingent liabilities or commitments. Following the Contribution, Saber will continue to own and operate, directly or through other subsidiaries, certain K-12 businesses as a subsidiary of Cogna, including the operation of its own K-12 private schools and the sales of textbooks under the National Textbook Program (Programa Nacional do Livro e do Material Didático), or PNLD, which are separate from Vasta’s business.

After accounting for the new Class A common shares that will be issued and sold by us in this offering, we will have a total of                 common shares issued and outstanding immediately following this offering,     of these shares will be Class B common shares beneficially owned by Cogna (which will hold     % of the combined voting power of our outstanding Class A and Class B common shares), and                 of these shares will be Class A common shares beneficially owned by investors purchasing in this offering (which will hold     % of the combined voting power of our outstanding Class A and Class B common shares). As a result, following this offering, our parent company will continue to control the outcome of all decisions at our shareholders’ meetings and will be able to elect a majority of the members of our board of directors. Our parent company will also be able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. In addition, following the offering, we will be a “controlled company” within the meaning of the Nasdaq corporate governance standards and as such plan to rely on available exemptions from certain Nasdaq corporate governance requirements. See “Risk Factor—Our parent company, our sole shareholder prior to this offering, will own 100% of our outstanding Class B common shares, which represent approximately    % of the voting power of our issued share capital and    % of our total equity ownership following the offering, and will control all matters requiring shareholder approval. Our parent company’s ownership and voting power limits your ability to influence corporate matters.”

The following chart shows our corporate structure after giving effect to this offering*:

*	Investors in this offering will not have any interest in Cogna or its subsidiaries other than Vasta or its subsidiaries.

Recent Developments

COVID-19

As a result of the global outbreak of a novel strain of coronavirus, or COVID-19, unprecedented economic uncertainties have arisen that continue to have an adverse impact on global economic and market conditions, including in Brazil. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic, and the Brazilian federal government declared a national emergency with respect to COVID-19. In addition, state and municipal authorities in Brazil ordered suspensions of a variety of economic activities as part of measures taken to mitigate the dissemination of the virus.

The global impact of the outbreak has been rapidly evolving and the outbreak presents material uncertainty and risk with respect to our future performance and financial results. In response to the outbreak, we have implemented several measures aimed at safeguarding the health of our employees and the stability of our operations, including: (1) the implementation of a work from home policy; (2) the reduction in the work hours and wages by 25% of our administrative and corporate employees for the months of May, June and July; (3) on-line campaigns to promote our products to potential new customers; and (4) the implementation in our distribution centers of health and safety measures recommended by government authorities. In addition, we have accelerated the expansion of our digital education solutions to help keep the private school system operating during the COVID-19 pandemic, seeking to maintain the continuity in our operations and minimize the impacts of the pandemic on students enrolled at our partner schools. Through the integration of our Plurall and Plurall Maestro platforms with Google Hangouts, we have allowed students to access live classroom instruction remotely along with the instructional content already available through Plurall, such as ongoing homework and learning exercises, access to tutors, and an online library with a variety of content in different formats. We continue to monitor the availability and use of these solutions and engaged students for their feedback, which has been very positive during the pandemic. As of the date of this prospectus, we had more than 2.3 million students using our platforms, participating in more than 50,000 classes daily during week days.

We cannot predict the extent the extent of the impact of COVID-19 on our business or that any of the measures we have taken in response to the pandemic will be effective in mitigating the impact of COVID-19 on our business.

In connection with social distancing and social isolation measures implemented by state and local governments in Brazil in response to the COVID-19 pandemic, and considering the effect of such measures on the education sector, certain of our partner schools experienced a decline in enrollment during the first half of the year, particularly in respect of early childhood education. Certain of our partner schools requested to decrease their level of purchases of educational materials and solutions we characterize as subscription arrangements for the second half of our 2020 sales cycle (which comprises the period between October 1, 2019 and September 30, 2020). On January 23, 2020 we had announced the result of ACV Bookings for the 2020 cycle (from October 2019 to September 2020), which reached R$716.0 million based on contracted amounts as of such date. This volume represented growth of 25% over the amount registered in the 2019 sales cycle. Notwithstanding such an increase, we believe that the revenue in the year 2020 to be derived from solutions we characterize as subscription arrangements will be adversely affected by such effects of declining enrollment at our partner schools. Such assessment on revenues derived from solutions we characterize as subscription arrangements is not a guarantee of future performance or outcomes and should not be relied on as guidance. Moreover, ACV Bookings is a non accounting managerial metric designed to show amounts that we expect to be recognized as revenue from subscription services during our commercial sales cycle and not for the fiscal year, ACV Bookings is only one metric in measuring the components of our revenues, and ACV Bookings in isolation is not indicative of our total revenues. ACV Bookings amounts refer only to amounts contracted by us and should not be considered as a forecast or estimate of our revenues. See “Presentation of Financial and Other Information—Special Note Regarding ACV Bookings” and “Cautionary Statement Regarding Forward-Looking Statements.”

For further information, please see “Risk Factors—Risks Relating to Our Business and Industry—Our operations and results may be negatively impacted by the COVID-19 pandemic” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Trend Information.”

Summary of Risk Factors

An investment in our Class A common shares is subject to a number of risks, including risks relating to our business and industry, risks related to Brazil and risks related to the offering and our Class A common shares. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

Certain Factors Relating to Our Business and Industry

•	Our operations and results may be negatively impacted by the COVID-19 pandemic.

•

We face significant competition and the possibility of new competitors and potential substitutes for every product or service we offer and in each geographic region in which we operate. If we fail to compete efficiently, we may lose market share and our profitability may be adversely affected.

•

We depend significantly on information technology, or IT, systems, and are subject to risks related to technological change. Any failure to maintain and support customer facing services, systems, and platforms, including addressing quality issues and executing timely release of new products and enhancements, could negatively impact our revenue and reputation.

•	Our revenue depends on sales of educational content, products and services to our customers, and any setback in customer relations could cause us significant harm.

•

Our growth may have a negative effect on the successful expansion of our business, on our people management, and on the increase in complexity of our software and platforms. In addition, if our growth rate decelerates significantly, our future prospects and financial results would be adversely affected, preventing us from achieving profitability.

•

Our business depends on the success of our brands and our ability to attract and retain customers could be adversely affected due to events or conditions that damage our reputation or the image of our brands.

•

Misuse of our brands or other actions carried out by other companies controlled by our parent company may damage our business and our reputation due to certain of our brands being shared with other businesses controlled by our parent company.

•

Failure to protect or enforce our intellectual property and other proprietary rights could adversely affect our business and financial condition and results of operations. In addition, we may in the future be subject to intellectual property claims, which are costly to defend and could harm our business, financial condition and operating results.

•

The quality of the teaching content we deliver to our customers depends to a significant degree on the quality of our publishers and of the content we purchase. Any issues related to obtaining this content or regarding the quality of this content may have an adverse effect on our business.

•

We may not be able to implement our business strategy as intended, including relating to our PAR product, cross-selling and up-selling to our existent base, entering new markets and business, especially regarding our Digital Platform, expanding our complementary education portfolio, carrying out new or integrating existing acquisitions and increasing our base of partner schools, which could have an adverse effect on our results.

•

If we are unable to retain or replace our key personnel or are unable to attract, retain and develop other qualified employees, our business, financial situation and operating results may be adversely affected.

Certain Factors Relating to Brazil

•

The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement as well as Brazil’s political, regulatory, legal and economic conditions could harm us and the price of our Class A common shares.

•	The ongoing economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares.

•	Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.

•	Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of our Class A common shares.

Certain Factors Relating to the Offering and our Class A Common Shares

•

Our Class A common shares have not previously been traded on any stock exchange and, therefore, an active and liquid trading market for such securities may not develop, which could potentially depress the trading price of our Class A common shares after this offering.

•

Upon our corporate reorganization and prior to the completion of this offering, Cogna, will own 100% of our Class B common shares, which represent approximately    % of the voting power of our issued share capital and    % of our total equity ownership following the offering (assuming no exercise of the underwriters option to purchase additional shares), and will control all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.

•

The market price of our shares may be volatile or may decline sharply or suddenly, regardless of our operating performance, and we may not be able to meet investors’ or analysts’ expectations. You may not be able to resell your shares for the initial offer price or above it and you may lose all or part of your investment. In addition, the price of our Class A common shares may be subject to changes in the price of the shares of our parent company.

•

Our dual class capital structure means our shares will not be included in certain indices. We cannot predict the impact this may have on our share price. The dual class structure also has the effect of concentrating voting control with our parent company; this will limit or preclude your ability to influence corporate matters.

•

We are a Cayman Islands exempted company with limited liability. The rights of our shareholders, including with respect to fiduciary duties and corporate opportunities, may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

Corporate Information

Our principal executive offices are located at Av. Paulista, 901, 5th Floor, Bela Vista, São Paulo—SP, CEP 01310-100, Brazil. Our telephone number at this address is +55-11-3133-7311. Our email address is ri@somoseducacao.com.br.

Investors should contact us for any inquiries through the address, telephone number and email listed above. Our principal website is http://www.vastaedu.com.br. The information contained in, or accessible through, our website is not incorporated into this prospectus or the registration statement of which it forms a part. You should not consider information contained on our website to be part of this prospectus or in deciding whether to invest in our Class A common shares.

Implications of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	a requirement to have only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•

an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, in the assessment of our internal control over financial reporting;

•	reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute arrangements.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual revenue of at least US$1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our shares that is held by non-affiliates exceeds US$700.0 million as of the prior June 30, and (2) the date on which we have issued more than US$1.07 billion in non-convertible debt during the prior three-year period. As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies in the United States that are not emerging growth companies. Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Given that we currently report and expect to continue to report under IFRS as issued by the IASB, we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

THE OFFERING

This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our Class A common shares. You should carefully read this entire prospectus before investing in our Class A common shares including “Risk Factors” and our combined carve-out financial statements.

Issuer	Vasta Platform Limited.

Class A common shares offered by us	Class A common shares (or Class A common shares if the underwriters exercise in full their option to purchase additional Class A common shares from us).

Offering price range	Between US$ and US$ per Class A common share.

Voting rights	The Class A common shares will be entitled to one vote per share, whereas the Class B common shares (which are not being sold in this offering) will be entitled to 10 votes per share.

Each Class B common share may be converted into one Class A common share at the option of the holder.

If, at any time, the total number of the issued and outstanding Class B common shares is less than 10% of the total number of shares outstanding, then each Class B common share will convert automatically into one Class A common share.

In addition, each Class B common share will convert automatically into one Class A common share upon any transfer, except for certain transfers to other holders of Class B common shares or their affiliates or to certain unrelated third parties as described under “Description of Share Capital—Conversion.”

Holders of Class A common shares and Class B common shares will vote together as a single class on all matters unless otherwise required by law and subject to certain exceptions set forth in our Articles of Association as described under “Description of Share Capital—Voting Rights.”

Upon consummation of this offering, assuming no exercise of the underwriters’ option to purchase additional shares, (1) holders of Class A common shares will hold approximately % of the combined voting power of our outstanding common shares and approximately % of our total equity ownership and (2) holders of Class B common shares will hold approximately % of the combined voting power of our outstanding common shares and approximately % of our total equity ownership.

If the underwriters exercise their option to purchase additional shares in full, (1) holders of Class A common shares will hold approximately % of the combined voting power of our outstanding

common shares and approximately    % of our total equity ownership and (2) holders of Class B common shares will hold approximately    % of the combined voting power of our outstanding common shares and approximately    % of our total equity ownership.

The rights of the holders of Class A common shares and Class B common shares are identical, except with respect to voting, conversion, and transfer restrictions applicable to the Class B common shares, and holders of Class B common shares are entitled to preemptive rights to purchase additional Class B common shares in the event that additional Class A common shares are issued, upon the same economic terms and at the same price, in order to maintain such holder’s proportional ownership interest in us. See “Description of Share Capital” for a description of the material terms of our common shares and the difference between Class A and Class B common shares.

Option to purchase additional Class A common shares	We have granted the underwriters the right to purchase up to an additional Class A common shares from us within 30 days of the date of this prospectus, at the public offering price, less underwriting discounts and commissions, on the same terms as set forth in this prospectus.

Listing	We intend to apply to list our Class A common shares on the Nasdaq, under the symbol “ .”

Use of proceeds	We estimate that the net proceeds to us from the offering will be approximately US$ million (or US$ million if the underwriters exercise in full their option to purchase additional shares), assuming an initial public offering price of US$ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use approximately one half of the net proceeds from this offering to repay part of the debt owed to our parent company and the other half of the net proceeds to fund expansion through future acquisitions or investments in complementary businesses, products or technologies (including to pay the balance of the purchase price of MindMakers). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness” and “Related Party Transactions—Private Debentures” and “Presentation of Financial and Other Information—Corporate Events.” We will have broad discretion in allocating a portion of the net proceeds from this offering. See “Use of Proceeds.”

Share capital before and after offering

As of the date of this prospectus, our authorized share capital is US$50,000, consisting of                shares of par value US$0.00005 each. Of those authorized shares, (1)                are designated as Class A common shares, (2)                are designated as Class B

common shares, and (3) are as yet undesignated and may be issued as common shares or shares with preferred rights.

Immediately after the offering, we will have Class A common shares outstanding and Class B common shares outstanding, assuming no exercise of the underwriters’ option to purchase additional shares.

Dividend policy	The amount of any distributions will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and shareholders. See “Dividends and Dividend Policy.”

Lock-up agreements	We have agreed with the underwriters, subject to certain exceptions, not to offer, sell, or dispose of any shares of our share capital or securities convertible into or exchangeable or exercisable for any shares of our share capital during the 180-day period following the date of this prospectus. Members of our board of directors and our executive officers, and Cogna, our sole shareholder, have agreed to substantially similar lock-up provisions, subject to certain exceptions. See “Underwriting.”

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our Class A common shares.

Cayman Islands exempted company with limited liability

We are a Cayman Islands exempted company with limited liability. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) directors should not properly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. Our Articles of Association have varied this last obligation by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. In comparison, under the Delaware General Corporation Law, a director of a Delaware corporation owes fiduciary duties to the corporation and its stockholders comprised of the duty of care and the duty of loyalty. Such duties prohibit self-dealing by a director and mandate that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. See “Description of Share Capital—Principal Differences between Cayman Islands and U.S. Corporate Law.”

Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the option granted to the underwriters to purchase up to additional                Class A common shares in connection with the offering.

SUMMARY FINANCIAL AND OTHER INFORMATION

The following tables set forth, for the periods and as of the dates indicated, our summary financial and operating data. This information should be read in conjunction with “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined carve-out financial statements, including the notes thereto, included elsewhere in this prospectus.

As discussed elsewhere in this prospectus, our parent company, through its subsidiary Saber, acquired Somos Group in October 11, 2018, and as a result, assets and liabilities of the acquired company were recorded to their fair values as of the closing date of such Acquisition in accordance with the acquisition method of accounting. The acquisition method of accounting was used to record assets acquired and liabilities assumed. Such accounting generally results in increased amortization and depreciation reported in future periods. Accordingly, the accompanying financial statements of the Predecessors and Vasta are not comparable in all material respects since those financial statements report financial position, results of operations, and cash flows of these separate entities.

Due to the change in the basis of accounting resulting from the acquisition by Cogna of the K-12 curriculum businesses held by the Somos Group, and because the K-12 business held by Cogna (Predecessor – Pitágoras) came into common control with such K-12 curriculum business previously held by the Somos Group only upon completion of the Acquisition, we are required to present separately (1) the financial information for the period beginning on October 11, 2018 through and including December 31, 2019, which we refer to as the “Post-Acquisition Period,” and (2) the financial information for the periods prior to, and including, October 10, 2018, which we refer to as the “Pre-Acquisition Period.” Certain financial information of the Post-Acquisition Period is not comparable to that of the Pre-Acquisition Period. For a discussion of our Post-Acquisition and Pre-Acquisition Periods, see “Presentation of Financial and Other Information—Financial Statements.”

We have derived the summary statement of profit or loss data (1) for the three months ended March 31, 2020 and 2019 from the Sucessor’s unaudited interim condensed combined financial statements included elsewhere in this prospectus; (2) for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018 from the Successor’s audited combined carve-out financial statements included elsewhere in this prospectus; and (3) for the period from January 1 to October 10, 2018 and for the year ended December 31, 2017 from the Predecessors’ audited carve-out financial statements included elsewhere in this prospectus. We have derived the statement of financial position data (1) as of March 31, 2020 from the Successor’s unaudited interim condensed combined financial statements included elsewhere in this prospectus; (2) as of December 31, 2019 and 2018 from the Successor’s audited combined carve-out financial statements included elsewhere in this prospectus; and (3) as of December 31, 2017 from the Predecessors’ audited carve-out financial statements included elsewhere in this prospectus. We prepare our financial statements in accordance with IFRS, as issued by the IASB. Our historical results are not necessarily indicative of the results that should be expected in the future.

	For Three Months Ended March 31,
	2020	2020	2019
	Successor (Vasta)
	US$ millions(1)	R$ millions
Statement of Profit or Loss
Net revenue from sales and services	75.5	392.4	353.1
Net revenue from sales	74.8	389.1	350.1
Net revenue from services	0.6	3.3	3.0
Costs of goods sold and services	(32.2)	(167.3)	(179.3)

Gross profit	43.3	225.1	173.8

General and administrative expenses(2)	(28.3)	(147.1)	(112.8)
Other operating income, net	0.2	0.8	2.0

Profit (loss) before finance result and taxes	15.1	78.8	63.0

Finance income	1.0	5.1	0.8
Finance costs	(8.6)	(44.7)	(41.0)

Finance result	(7.6)	(39.6)	(40.2)

Profit before income tax and social contribution	7.5	39.1	22.8
Income tax and social contribution	(2.2)	(11.5)	(7.9)

Net profit for the period	5.3	27.6	14.9

(1)

For convenience purposes only, amounts in reais for the three months ended March 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5.199 to US$1.00, the commercial selling rate for U.S. dollars as of March 31, 2020 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	Contains the sum of general and administrative expenses, commercial expenses and impairment losses on trade receivables.

	For Year Ended December 31, 2019		For Period from October 11 to December 31, 2018	For Period from January 1 to October 10, 2018		For Year Ended December 31, 2017
	Successor (Vasta)			Predecessor- Somos- Anglo	Predecessor- Pitágoras	Predecessor- Somos- Anglo	Predecessor- Pitágoras
	US$ millions(1)	R$ millions		R$ millions
Statement of Profit or Loss
Net revenue from sales and services	190.4	989.7	246.4	518.5	80.6	686.0	99.4
Net revenue from sales	186.8	971.3	241.2	500.4	80.6	663.4	99.4
Net revenue from services	3.6	18.4	5.2	18.2	—	22.6	—
Costs of goods sold and services	(86.0)	(447.0)	(69.9)	(221.0)	(28.2)	(255.2)	(35.2)

Gross profit	104.4	542.6	176.5	297.6	52.4	430.7	64.2

General and administrative expenses(2)	(89.5)	(465.3)	(138.3)	(453.6)	(13.4)	(332.5)	(12.4)
Other operating income (expenses), net	1.0	5.1	2.9	4.3	—	(1.9)	—

Profit (loss) before finance result and taxes	15.9	82.5	41.0	(151.8)	39.0	96.3	51.8

Finance income	1.0	5.4	3.9	26.8	1.2	21.8	0.8
Finance costs	(34.3)	(178.2)	(41.2)	(221.4)	—	(128.7)	—

Finance result	(33.2)	(172.8)	(37.3)	(194.6)	1.1	(106.9)	0.8

(Loss) Profit before income tax and social contribution	(17.4)	(90.3)	3.7	(346.3)	40.2	(10.6)	52.7
Income tax and social contribution	5.7	29.6	(4.7)	(267.0)	(13.7)	2.1	(17.9)

Net profit (loss) for the period / year	(11.7)	(60.7)	(1.0)	(613.3)	26.5	(8.5)	34.8

(1)

For convenience purposes only, amounts in reais for the year ended December 31, 2019 have been translated to U.S. dollars using an exchange rate of R$5.199 to US$1.00, the commercial selling rate for U.S. dollars as of March 31, 2020 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	Contains the sum of general and administrative expenses, commercial expenses and impairment losses on trade receivables.

	As of March 31, 2020		As of December 31, 2019		As of December 31, 2018	As of December 31, 2017
	Successor					Predecessor- Somos- Anglo	Predecessor- Pitágoras
	US$ millions(1)	R$ millions	US$ millions(1)	R$ millions		R$ millions
Statement of Financial Position:
Assets
Total current assets	180.0	935.6	147.6	767.2	738.0	614.8	87.3
Total non-current assets	1,037.0	5,391.3	1,038.8	5,400.6	5,401.7	748.5	5.7
Total assets	1,217.0	6,326.9	1,186.3	6,167.8	6,139.7	1,363.3	93.0

Liabilities and parent’s net investment
Total current liabilities	228.3	1,187.0	210.4	1,093.7	974.7	828.1	26.8
Total non-current liabilities	387.9	2,016.7	379.7	1,974.0	1,896.5	1,014.3	—

Total liabilities	616.2	3,203.7	590.1	3,067.7	2,871.2	1,842.4	26.8
Total parent’s net investment	600.7	3,123.2	596.3	3,100.1	3,268.5	(479.1)	66.1

Total liabilities and parent’s net investment	1,217.0	6,326.9	1,186.3	6,167.8	6,139.7	1,363.3	93.0

(1)

For convenience purposes only, amounts in reais as of March 31, 2020 and December 31, 2019 have been translated to U.S. dollars using an exchange rate of R$5.199 to US$1.00, the commercial selling rate for U.S. dollars as of March 31, 2020, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Non-GAAP Financial Measures

Adjusted EBITDA, Free Cash Flow and Adjusted Cash Conversion Ratio

	For Three Months Ended March 31,
	2020	2020	2019
	Successor (Vasta)
	US$ millions(1)		R$ millions
Adjusted EBITDA(2)	23.4	121.5	105.7
Free Cash Flow(3)	10.4	53.8	(183.3)

Adjusted Cash Conversion Ratio(4)	69.7%	69.7%	(166.8%)

(1)

For convenience purposes only, amounts in reais for the three months ended March 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5.199 to US$1.00, the commercial selling rate for U.S. dollars as of March 31, 2020 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)

We calculate Adjusted EBITDA as Net profit for the period plus income taxes and social contribution plus/minus net finance result plus depreciation and amortization plus/minus: (a) share-based compensation expenses; and (b) provision for risks of tax, civil and labor losses regarding penalties, due to income tax positions taken by the Predecessor Somos—Anglo and the Successor in connection with a corporate reorganization carried out by the Predecessor Somos—Anglo. For a reconciliation of our Adjusted EBITDA to Net profit for the Period / Year, see “Selected Financial and Other Information—Reconciliations for Non-GAAP Financial Measures—Reconciliation of our Adjusted EBITDA to Net profit for the Period / Year.”
(3)

We calculate Free Cash Flow as the net cash flows from operating activities as presented in the statement of cash flows of our unaudited interim condensed combined financial statements plus/minus: (i) acquisition of property, plant and equipment; (ii) addition to intangible assets; and (iii) acquisition of subsidiaries. For a reconciliation of our Free Cash Flow to Net Cash From Operating Activities for the Period see “Selected Financial and Other Information—Reconciliations for Non-GAAP Financial Measures—Reconciliation of Free Cash Flow to Net Cash Flows from Operating Activities.”

(4)

We calculate Adjusted Cash Conversion Ratio as the cash flows from operating activities divided by Adjusted EBITDA for the relevant period. For a reconciliation of our Adjusted Cash Conversion Ratio for the Period, see “Selected Financial and Other Information—Reconciliations for Non-GAAP Financial Measures—Reconciliation of Adjusted Cash Conversion Ratio for the Period / Year.”

	For Year Ended December 31,		For Period from October 11 to December 31,	For Period from January 1 to October 10,		For Year Ended December 31,
	2019	2019	2018	2018	2018	2017	2017
	Successor (Vasta)			Predecessor- Somos- Anglo	Predecessor- Pitágoras	Predecessor- Somos- Anglo	Predecessor- Pitágoras
	US$ millions(1)	R$ millions		R$ millions
Adjusted EBITDA(2)	48.9	254.0	63.2	105.6	39.4	145.1	51.9
Free Cash Flow(3)	(8.3)	(43.0)	(13.7)	(128.9)	83.6	74.5	28.4
Adjusted Cash Conversion Ratio(4)	2.8%	2.8%	4.9%	(88.2%)	214.9%	71.4%	54.6%

(1)

For convenience purposes only, amounts in reais for the year ended December 31, 2019 have been translated to U.S. dollars using an exchange rate of R$5.199 to US$1.00, the commercial selling rate for U.S. dollars as of March 31, 2020 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate . See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)

We calculate Adjusted EBITDA as Net profit (loss) for the period / year plus income taxes and social contribution plus/minus net finance result plus depreciation and amortization plus/minus: (a) share-based compensation expenses; and (b) provision for risks of tax, civil and labor losses regarding penalties, due to income tax positions taken by the Predecessor Somos—Anglo and the Successor in connection with a corporate reorganization carried out by the Predecessor Somos—Anglo. For a reconciliation of our Adjusted EBITDA to Net profit for the Period / Year, see “Selected Financial and Other Information—Reconciliations for Non-GAAP Financial Measures—Reconciliation of our Adjusted EBITDA to Net profit for the Period / Year.”

(3)

We calculate Free Cash Flow as the net cash flows from operating activities as presented in the statement of cash flows of our audited combined carve-out financial statements plus/minus: (i) acquisition of property, plant and equipment; (ii) addition to intangible assets; and (iii) acquisition of subsidiaries. For a reconciliation of our Free Cash Flow to Net Cash From Operating Activities for the Period / Year, see “Selected Financial and Other Information—Reconciliations for Non-GAAP Financial Measures—Reconciliation of Free Cash Flow to Net Cash Flows from Operating Activities.”

(4)

We calculate Adjusted Cash Conversion Ratio as the cash flows from operating activities divided by Adjusted EBITDA for the relevant period. For a reconciliation of our Adjusted Cash Conversion Ratio for the Period / Year, see “Selected Financial and Other Information—Reconciliations for Non-GAAP Financial Measures—Reconciliation of Adjusted Cash Conversion Ratio for the Period / Year.”

Operating Data

ACV Bookings

The tables below show ACV Bookings for the periods indicated. On January 23, 2020, we announced the result of ACV Bookings for the 2020 sales cycle (from October 2019 to September 2020), which reached R$716.0 million based on contracted amounts as of such date. This volume represents growth of 25% over the amount registered in the 2019 sales cycle. The number of enrolled students and average ticket per student per year for deriving results of ACV Bookings for the 2020 sales cycle were 1,311 thousand and R$546.07, respectively. Both the ACV Bookings and the average ticket are calculated based on the sum of actual contracts signed during the sales period and assumes the historical rates of returned goods from customers for the preceding 24-month period. Since the actual rates of returned goods from sales during the period may be different from the historical average rates and the actual volume of merchandise ordered by our customers may be different from the contracted amount, the actual revenue recognized during the period between October 2019 and September 2020 may be different from the ACV Bookings for the 2020 sales cycle. The COVID-19 pandemic may have an adverse effect on our ACV Bookings for the 2020 and 2021 sales cycle (from October 2020 to September 2021), and while we have implemented certain measures to address the potential impact of COVID-19 on our ACV Bookings and business in general, we believe that our actual revenue recognized in the year 2020 to be derived from solutions we characterize as subscription arrangements will be adversely affected by effects of declining enrollment at our partner schools during the first half of 2020, particularly in respect of childhood education. See “Risk Factors—Risks Relating to Our Business and Industry—Our operations and results may be negatively impacted by the COVID-19 pandemic” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Trend Information.”

	As of and For Three Months Ended March 31, 2020(1)
	Successor (Vasta)
Number of partner schools		4,167
Number of enrolled students (in thousands)		1,311.0
Core content		1,311.0
Complementary education solutions(2)		179
Average ticket per student per year (R$)	R$	546.1
Average ticket per student per year (US$)(3)	US$	105.0
ACV Bookings (R$ in millions)(4)	R$	716.0
ACV Bookings (US$ in millions)(1)(4)	US$	137.7

(1)

For the 2020 school year (which we define for purposes of ACV Bookings as the period starting in October 1, 2019 and ending in September 30, 2020). It does not take into account increases in schools, students and ACV Bookings as a result of acquisitions, such as MindMakers, which was acquired at the beginning of 2020.

(2)	Includes LEM (Líder em Mim), English Stars and Bilingual Experience. Does not include MindMakers, which was acquired at the beginning of 2020.
(3)

For convenience purposes only, amounts in reais as of March 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5.199 to US$1.00, the commercial selling rate for U.S. dollars as of March 31, 2020 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(4)

We define ACV Bookings as the revenue we would expect to recognize from a partner school in each school year, based on the number of students who have contracted our services, or “enrolled students,” that will access our content at such partner school in such school year. ACV Bookings is a non-accounting managerial operating metric and is not prepared in accordance with IFRS. For more information about ACV Bookings, see “Presentation of Financial and Other Information—Special Note Regarding ACV Bookings.”

	As of and For Year Ended December 31,				As of and For Year Ended December 31,
	2019(1)		2019(2)		2018(3)		2018(3)		2017(4)		2017(4)
	Successor (Vasta)				Predecessor- Somos-Anglo		Predecessor- Pitágoras		Predecessor- Somos-Anglo		Predecessor- Pitágoras
	US$ (1)		R$ (except number of partner schools and enrolled students)		R$ (except number of partner schools and enrolled students)
Number of partner schools		n/a		3,400		2,323		622		1,965		616
Number of enrolled students (in thousands)		n/a		1,186.0		812.7		198.6		695.3		196.1
Core content		n/a		1,186.0		812.7		198.6		695.3		196.1
Complementary education solutions		n/a		133.6		120.2		—		115.2		—
Average ticket per student per year	US$	92.9	R$	483.0	R$	486.3	R$	516.5	R$	491.0	R$	496.0
ACV Bookings (in millions)(5)	US$	110.2	R$	572.8	R$	395.2	R$	102.6	R$	341.4	R$	97.2

(1)

For convenience purposes only, amounts in reais as of December 31, 2019 have been translated to U.S. dollars using an exchange rate of R$5.199 to US$1.00, the commercial selling rate for U.S. dollars as of March 31, 2020 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	For the 2019 school year (which we define for purposes of ACV Bookings as the period starting in October 1, 2018 and ending in September 30, 2019).
(3)	For the 2018 school year (which we define for purposes of ACV Bookings as the period starting in October 1, 2017 and ending in September 30, 2018).
(4)	For the 2017 school year (which we define for purposes of ACV Bookings as the period starting in October 1, 2016 and ending in September 30, 2017).
(5)

We define ACV Bookings as the revenue we would expect to recognize from a partner school in each school year, based on the number of students who have contracted our services, or “enrolled students,” that will access our content at such partner school in such school year. ACV Bookings is a non-accounting managerial operating metric and is not prepared in accordance with IFRS. For more information about ACV Bookings, see “Presentation of Financial and Other Information—Special Note Regarding ACV Bookings.”

RISK FACTORS

An investment in our Class A common shares involves a high degree of risk. In addition to the other information in this prospectus, you should carefully consider the following risk factors in evaluating us and our business before purchasing our Class A common shares. In particular, you should consider the risks related to an investment in companies operating in Brazil and Latin America generally, for which we have included information in these risk factors to the extent that information is publicly available. In general, investing in the securities of issuers whose operations are located in emerging market countries such as Brazil, involves a higher degree of risk than investing in the securities of issuers whose operations are located in the United States or other more developed countries. If any of the risks discussed in this prospectus actually occur, alone or together with additional risks and uncertainties not currently known to us, or that we currently deem immaterial, our business, financial condition, results of operations and prospects may be materially adversely affected. If this were to occur, the value of our Class A common shares may decline, and you may lose all or part of your investment. When determining whether to invest, you should also refer to the other information contained in this prospectus, including our financial statements and the related notes thereto. You should also carefully review the cautionary statements referred to under “Forward-looking statements.” Our actual results could differ materially and adversely from those anticipated in this prospectus.

Certain Factors Relating to Our Business and Industry

Our operations and results may be negatively impacted by the COVID-19 pandemic.

Since December 2019, a novel strain of COVID-19 has spread in over 150 countries, including China, Italy, the U.S. and Brazil. In March 2020, the World Health Organization, revised the classification of COVID-19 from an epidemic (when a disease spreads through a specific community or region) to a pandemic, which according to the World Health Organization’s definition is when there is a worldwide spread of a new disease. The classification of the disease as a pandemic was motivated by the rapid increase in the number of cases and the number of affected countries on all continents, triggering measures by governments, companies and societies to contain the advances of COVID-19. The measures vary from country to country in quantity and degree of severity but basically involve, mandatory orders for social isolation and social distancing, restrictions on travel, closures of schools, restaurants, bars and shopping malls, restrictions on manufacturing and trade of non-essential goods and services, rationing of essential goods, cancellation of public events, and border closures, among other restrictive measures.

These measures have adversely impacted regional economies and have caused disruption of regional or global economic activity. In particular and in the interest of public health and safety, state and local governments in Brazil have required mandatory school closures, which may impact the number of schools and students that use our products, which could in turn adversely affect our operations and financial results. Additionally, these restrictive measures have resulted in a decrease in production of our learning materials, a temporary closure of our distribution centers (and reduced operations once re-opened), and the cessation of operation of certain transportation companies for undetermined periods, which may materially and adversely affect our operation and financial results. Moreover, such restrictive measures have also generated high levels of unemployment and have resulted in a decrease in incomes, which may affect enrollment levels at our client schools due to families’ ability to pay for private education. Despite the measures adopted to contain the progress of COVID-19 and aid measures announced by governments around the world, including the Brazilian government, as of the date hereof, we cannot predict the extent, duration and impacts of such containment measures, or the results of aid measures in Brazil.

Although we cannot predict the direct and indirect effects of the COVID-19 pandemic on our business, results of operations and financial condition, we may experience a decline in sales volumes of our products and services, a loss of clients, a decline in accounts receivable, and higher levels of impairment losses on trade receivables, or pressure from existing clients to reduce the prices of the solutions and materials we offer them. We may also experience a higher reuse rate and higher return rate of our textbooks and other learning materials.

In addition, we may be requested to renegotiate rates for our services with clients who are already under contract with us, which could have an adverse effect on our ACV Bookings, or we may be required to reconfigure the delivery method for our learning materials (such as on-line only as compared to direct instruction from teachers in the classroom), which could adversely affect our revenues and costs. We may also postpone our plans to expand our operations through acquisitions and investments, or pursue our plan to develop and/or acquire new services and products in the near future, which could adversely affect our products and services portfolio. Other direct and indirect effects of the COVID-19 pandemic and governments’ responses to it on our business, results of operations and financial condition. Our business may continue to be impacted adversely even following a decrease in the spread of COVID-19 as a result of the lingering economic effects of the pandemic, including due to recession, a slowdown of the economy or increase in unemployment levels in Brazil, overall decrease of household income levels and bankruptcy of our partner schools. See “Summary—Recent Developments—COVID-19.”

In connection with social distancing and social isolation measures implemented by state and local governments in Brazil in response to the COVID-19 pandemic, and considering the effect of such measures on the education sector, certain of our partner schools experienced a decline in enrollment during the first half of the year, particularly in respect of early childhood education. Certain of our partner schools requested to decrease their level of purchases of educational materials and solutions we characterize as subscription arrangements for the second half of our 2020 sales cycle (which comprises the period between October 1, 2019 and September 30, 2020). On January 23, 2020, we had announced the result of ACV Bookings for the 2020 sales cycle (from October 2019 to September 2020), which reached R$716.0 million based on contracted amounts as of such date. This volume represented growth of 25% over the amount registered in the 2019 sales cycle. Notwithstanding such an increase, we believe that the revenue in the year 2020 to be derived from solutions we characterize as subscription arrangements will be adversely affected by such effects of declining enrollment at our partner schools.

The extent to which COVID-19 impacts our financial results and operations will depend on future developments, which are uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the impact of the COVID-19 pandemic. Based on future developments of COVID-19, it is possible that we may, in the future, be required to take actions or steps in relation to our business that could have a disruptive or a material and adverse effect on our business. We cannot guarantee that other regional and/or global outbreaks will not occur or that we would be able to mitigate the potential effects of any such outbreaks.

We face significant competition, the possibility of new competitors and potential substitutes for every product or service we offer and in each geographic region in which we operate. If we fail to compete efficiently, we may lose market share and our profitability may be adversely affected.

We compete with other educational platforms and suppliers of educational content. Our existing competitors and potential new competitors may offer similar or better educational solutions or substitutes in comparison to those we offer. In addition, existing and potential competitors may have access to more resources, be more prestigious or enjoy a better reputation in the academic community or may charge lower prices. To compete effectively we may be required to reduce the prices of our educational products and solutions, increase our operating expenses or look for new market opportunities to retain and/or attract new customers. As a result, our revenue and profitability may decrease. We cannot guarantee that we will be able to compete successfully with our current or future competitors. In addition, we have observed a trend of increasing consolidation in certain segments of the primary and secondary education markets in Brazil. If this trend intensifies (as has occurred in the higher education market in Brazil) we may face increasing competition in the markets in which we operate. If we are unable to maintain our competitive position or otherwise respond to competitive pressures effectively, we may lose our market share, our profits may decrease, and we may be adversely affected.

We may not be able to update, improve or offer the content and products of our Core & EdTech Platform and Digital Platform efficiently, at an acceptable price and within the necessary timeframes.

Our Core & EdTech platform is intended to offer a complete package of educational solutions to address core curriculum requirements as well as complementary curricula such as English instruction and socio-emotional content, preparing students for entry into the most prestigious universities in Brazil and abroad, and offering a complete solution for personal and academic development. Our Digital Platform also offers our partner schools a suite of back office services. In order to differentiate ourselves from our competitors, we must constantly update our portfolio of products, services and solutions, including through the adoption of new technologies. We may not be able to adapt and update our products and services or develop new solutions quickly enough to provide our customers, their students and our students the solutions required by changing demands in the markets in which we operate. If we are unable to respond adequately to these demands due to financial restrictions, technological changes or other factors, our capacity to attract and retain customers and students may be adversely affected, damaging our reputation and our business.

We depend significantly on IT systems, and are subject to risks related to technological change. Any failure to maintain and support customer facing services, systems, and platforms, including addressing quality issues and executing timely release of new products and enhancements, could negatively impact our revenue and reputation.

IT systems are essential to our operations and growth as our content is available through an integrated online Content & EdTech platform and we depend on the uninterrupted function of our online platform to deliver our products and services. Our IT systems and tools may become obsolete or inadequate for delivering our Content & EdTech platform, whether due to rapidly evolving network protocols or new developments in network hardware, or we may face difficulty in staying abreast of and adapting to technological changes in the education sector.

We use complex proprietary IT systems and products, which our parent company shares with us, to support our business activities, including customer-facing systems, back-office processing and infrastructure. We also contract with datacenter service providers to host certain aspects of our platform and content. Our operations depend, in part, on the ability of our providers to protect their facilities against damage or interruption caused by natural disasters, power cuts, telecommunications breakdowns, criminal acts and similar events. Peak traffic, natural disasters, acts of terrorism, vandalism or sabotage, facility shutdowns on short notice, or other unforeseen problems relating to our service providers’ facilities, could result in prolonged interruptions in the availability of our platform, which could lead to customer dissatisfaction, damaging our reputation and our business.

Additionally, a failure to upgrade our technology, features, content, software systems, security infrastructure, network infrastructure, or other infrastructure associated with our platform could harm our business. Adverse consequences could include unanticipated disruptions, slower response times, bugs, degradation in levels of customer support, impaired quality of users’ experiences of our educational platform and delays in reporting accurate financial information.

In addition, we face risks associated with unauthorized access to our systems, including by hackers and due to failures of our electronic security measures. These unauthorized entries into our systems can result in the theft of proprietary or sensitive information or cause interruptions in the operation of our systems. As a result, we may be forced to incur considerable expenses to protect our systems from electronic security breaches and to mitigate our exposure to technological problems and interruptions. The theft of data from our customers may subject us to significant fines and penalties, adversely affecting our results of operations and damaging our reputation.

Our revenue depends on sales of educational content, products and services to our customers, and any setback in customer relations could cause us significant harm.

The success of our business depends on maintaining good customer relationship, developing new relationships and expanding our customer network, which includes private K-12 schools, their students and parents, among others. Any deterioration in customer relations, including due to early cancellation or non-renewal of agreements with our customers, could damage our reputation, adversely affect our ability to grow and significantly harm our business.

Our agreements with partner schools provide for fines and penalties in the event of early termination. However, there can be no assurance that such partner schools will pay such fines in the event of early termination and our customers may seek relief in court proceedings to contest the term of such agreements or the payment of such fines. We could also be forced to seek legal remedies in the event of early termination of our agreements in order to enforce the payment of such fines, though there can be no assurance that we would be successful in connection with any such legal proceedings, and we could incur significant costs attempting to enforce our rights. Such costs, considered in addition to the lost revenue from terminated contracts, could have an adverse effect on our results of operations.

We employ a customer support team to provide educational assistance and training for students and educators at our partner schools to help them maximize the results they obtain from using our Content & EdTech platform. Our customer support team must carry out frequent site visits in an effort to build positive relationships and strengthen our ties with our partner schools. In addition, our Livro Fácil e-commerce has its own customer service structure, which serves mostly families but is also integrated with the schools’ relationship centers. If we do not provide our customers with efficient and effective support, maintain appropriate customer satisfaction levels or hire personnel in number sufficient to address our customers’ needs, our ability to operate and expand our business could be adversely affected.

Our Content & EdTech Platform and Digital Platform are technologically complex, and potential defects in our platforms or in updates to our platforms can be difficult or even impossible to fix.

Our Content & EdTech Platform and Digital Platform are technically complex products, and, when first introduced to customers or when upgraded through new versions, may contain software or hardware defects that are difficult to be detected and corrected. The existence of defects and delays in correcting them can have adverse effects, such as, cancellation of contracts, delays in the receipt of payment, poor functioning of our platforms and their content, failure to acquire new customers, or misuse of our platforms by third parties.

We test new versions and upgrades to our Content & EdTech Platform and Digital Platform, but we cannot assure that all defects related to platform updates can be identified before, or even after a new version of our platforms are made available. The correction of defects can be time-consuming, expensive and difficult. Errors and security breaches of our products could expose us to product liability claims and damage our reputation, which could have an adverse effect on our business, financial condition and results of operations.

Our growth may have a negative effect on the successful expansion of our business, on our people management, and on the increase in complexity of our software and platforms.

We are currently experiencing a period of significant expansion and are facing a number of expansion related issues, such as the acquisition and retention of experienced and talented personnel, cash flow management, corporate culture and internal controls, among others. These issues and the significant amount of time spent on addressing them may result in the diversion of our management’s attention from other business issues and opportunities. In addition, we believe that our corporate culture and values are critical to our success, and we have invested a significant amount of time and resources building them. If we fail to preserve our corporate culture and values, our ability to recruit, retain and develop personnel and to effectively implement our strategic plans may be harmed.

We must constantly update our software and platforms, enhance and improve our billing and transaction and other business systems, and add and train new software designers and engineers, as well as other personnel to help us with the increased use of our platforms and the new solutions and features we regularly introduce. This process is time intensive and expensive and may lead to higher costs in the future. Furthermore, we may need to enter into relationships with various strategic partners, such as online service providers and other third parties necessary to our business. The increased complexity of managing multiple commercial relationships could lead to execution problems that can affect current and future revenue, and operating margins.

We cannot assure you that our current and planned platforms, systems, products, procedures and controls, personnel and third-party relationships will be adequate to support our future operations. In addition, our current expansion has placed a significant strain on management and on our operational and financial resources, and this strain is expected to continue. Our failure to manage growth effectively could harm our business, results of operations and financial condition.

Our business depends on the success of our brands and our ability to attract and retain customers could be adversely affected due to events or conditions that damage our reputation or the image of our brands.

We believe that market awareness of our brands has contributed significantly to the success of our business. Maintaining and enhancing our brands is crucial to our efforts to maintain and grow our customer network. We also depend significantly on the efforts of our sales force and our marketing channels, including online advertising, marketing research tools, social media and word of mouth. Failure to maintain and enhance our brand recognition could have a material adverse effect on our business, operating results and financial condition. We have devoted significant resources to our brand promotion efforts and to training our sales team in recent years, but we cannot assure you that these efforts will be successful. Our ability to attract new customers and retain our existing customers depends on our investments in our brands, on our marketing efforts and the success of our sales team, and the perceived value of our services in comparison with our competitors. If customers fail to distinguish our brands and the content we offer from our competitors, this may lead to decreased sales and revenue, lower margins or a decline in the market share of our brands. If our marketing initiatives are unsuccessful or become less effective, if we are unable to further enhance our brand recognition, if we incur excessive marketing and promotion expenses, or if our brand image is negatively impacted by any negative publicity, or if our customers misuse our brands in a way that results in a poor general perception of our brands, our business and results of operations could be materially and adversely affected.

Our business is subject to seasonal fluctuations, which may cause our operating results to vary from quarter-to-quarter and adversely impact our working capital and liquidity throughout the year, adversely affecting our business, financial condition and results of operations.

Our main deliveries of printed and digital materials to our customers occur in the last quarter of each year (typically in November and December), and in the first quarter of each subsequent year (typically in February and March), and revenue is recognized when the customers obtain control over the materials. In addition, the printed and digital materials we provide in the fourth quarter are used by our customers in the following school year and, therefore, our fourth quarter results reflect the growth in the number of our students from one school year to the next, leading to higher revenue in general in our fourth quarter compared with the preceding quarters in each year. Consequently, in aggregate, the seasonality of our revenues generally produces higher revenues in the first and fourth quarters of our fiscal year. In addition, we generally bill our customers during the first half of each school year (which starts in January), which generally results in a higher cash position in the first half of each year compared to the second half.

A significant part of our expenses is also seasonal. Due to the nature of our business cycle, we need significant working capital, typically in September or October of each year, in order to cover costs related to production and inventory accumulation, selling and marketing expenses, and delivery of our teaching materials at the end of each year in preparation for the beginning of each school year. As a result, these operating expenses are generally incurred between September and December of each year.

Accordingly, due to the timing of sales and delivery of our educational products, services and content, and the timing of university entrance exams, we expect that our revenue and operating results will continue to exhibit quarterly fluctuations. These seasonal fluctuations could result in volatility and adversely affect our liquidity and cash flows. As our business grows, these seasonal fluctuations may become more pronounced. As a result, we believe that sequential quarterly comparisons of our financial results may not provide an accurate assessment of our financial situation.

In addition, our cash flows are affected by our customer conversion rate, which is measured from the moment of first contact with a customer or when a customer enters our target list (that is, when our commercial team identifies contracts nearing termination or when customers raise complaints or dissatisfaction with their service level) until formalizing an agreement, which generally takes three to four months. As part of our sales efforts, we incur significant costs in an effort to maintain frequent and meaningful interactions with certain target customers, including through meetings dedicated to evaluating and testing our platform, promotional events for our target customers, distribution of product samples, guided tours of our business units, and exhibitions at industry fairs. These costs also generate quarterly fluctuations in our cash flows, which could result in annual volatility and have an adverse effect on our liquidity. As our business grows, or if our business were to stop growing or we lost customers, these fluctuations could become more pronounced.

Our working capital needs have increased and may well continue to increase as our business expands. If we do not increase our cash flow generation or gain access to additional capital, either through credit lines or other sources of capital, which may not be available on satisfactory terms or in adequate amounts, our cash and cash equivalents may decrease, which will have a negative impact on our liquidity and capital resources. In addition, if we do not have sufficient working capital, we may not be able to pursue our growth strategy, respond to competitive pressures or fund key strategic initiatives, which could harm our business, financial condition and results of operations.

We could be subject to risks related to inventory management.

We are exposed to significant inventory management risks, which could adversely affect our operating results due to, among other things: (1) seasonality; (2) launch of new products and services; (3) rapid changes in product cycles; (4) changes in consumer demand and consumption patterns; and (5) changes in consumer tastes. We may not forecast seasonality and product and consumer trends accurately in a manner to accurately manage our inventory needs, and demand for products could change significantly between the time we build our stock of inventory and the time we deliver our products.

In addition, when we start selling new products, we may not be able to establish favorable relationships with new suppliers, develop the right products or accurately forecast demand. The acquisition of certain types of inventory can be time-consuming and may require significant prepayments, which may not be refundable. Finally, we have a broad selection and high volume of inventory of certain products and we may not be able to sell sufficient quantities of these products. Our failure to adequately manage our inventory for any of the reasons mentioned above could adversely affect business and results of operations.

While our businesses are managed and financed independently from our parent company, we are party to a cost-sharing agreement for certain administrative expenses, and an increase in the amounts we pay to our parent company might be disproportional to the benefits we receive and could affect our performance. In addition, we share certain logistics-related expenses with our parent company, and the reimbursement to us by our parent company for such shared expenses may not be sufficient to meet our actual costs.

We are party to a cost-sharing agreement with our parent company for certain administrative expenses, such as those related to corporate, legal and accounting activities, which we refer to as overhead expenses. Under this cost-sharing agreement, we are required to pay our proportional share of overhead expenses based on our revenue as a share of the Cogna group’s aggregate revenue. Our parent company may incur increased overhead expenses in the course of its operations that cannot be allocated directly in a unique operation within the Cogna group and may not be directly related to our operations, whether due to increased acquisition activities, as part of corporate restructurings, or for operations generally, which would result in an increase in the overhead expenses we would be required to pay under the cost sharing agreement, and a corresponding increase in our general and administrative expenses, without corresponding benefits to our operations, which could have an adverse effect on our results of operations.

Moreover, we share certain logistics-related expenses with our parent company, and there may be cases in the future in which the reimbursement of such shared expenses that may be paid to us by our parent company may not be sufficient to cover expenses actually incurred by us in respect of logistics services benefitting our parent company, which would cause us to bear a disproportionate share of such expenses, thereby having an adverse effect on our business and results of operations.

Our activities will consist of a carve-out of the K-12 B2B businesses carried out by our parent company. If we fail to duly integrate such carved-out businesses, our business, financial condition and results of operations will be adversely affected.

Our parent company will contribute its K-12 B2B businesses, or the carved-out businesses, into us through a series of corporate acts and a corporate reorganization that will culminate in the Contribution. The carved-out businesses that are being contributed to us have, in certain instances, been operated historically as separate businesses and we may face challenges in integrating these businesses as a single operation, which could have an adverse effect on our financial condition and results of operations. As the operational integration of these separate businesses is ongoing, we may incur unexpected costs for integrating systems, people, distribution methods or operating procedures. We may face challenges in retaining key customers, or integrating executives and staff of the carved-out businesses. In particular, we may face challenges in implementing a uniform corporate culture across the carved-out businesses. Additionally, the integration of the carved-out businesses, as well as the potential tax benefits derived from the corporate reorganization, may be questioned and subject to scrutiny by Brazilian tax authorities and, therefore, we may be required to pay tax, fines and interests in arrears if such authorities deemed that such transactions triggered a taxable event. Any failure to successfully integrate the carved-out businesses as a single business operation, or any challenge to the expected tax benefits to be derived from the corporate reorganization could have an adverse effect on our business, financial condition and results of operations. As a result, our historical combined carve-out financial statements may not be indicative of our future performance and may not reflect what the consolidated results of operations, financial position and cash flows would have been had we operated as an independent entity during the periods presented.

Misuse of our brands or other actions carried out by other companies controlled by our parent company may damage our business and our reputation due to certain of our brands being shared with other businesses controlled by our parent company.

Several of our brands are shared between us, our parent company and other companies that are controlled by our parent company, which operate in different markets from ours (such as postsecondary education and the operation of certain other K-12 curriculum business separate from ours), and the misuse of these shared brands or actions taken by such companies could negatively affect our reputation, which could have an adverse effect on our business and results of operations. In November and December 2019, we entered into certain brand sharing agreements with our parent company, but these agreements may not assure uninterrupted and conflict-free use of our brands. If we lose the right to use these brands or become subject to restrictions in the use of our brands, our business and results of operations could be adversely affected. Some of the brands we will use in our business are owned by subsidiaries of our parent company, for which we will be granted a license to use pursuant to certain agreements. Nevertheless, such agreements may not ensure uninterrupted use of these brands and do not guarantee that we will not be subject to future conflict related to the use of these brands. Any conflict that arises out of the use of our brands could adversely affect our business and results of operations.

Failure to protect or enforce our intellectual property and other proprietary rights could adversely affect our business and financial condition and results of operations.

We rely and expect to continue to rely on a combination of trademark, copyright, patent and trade secret protection laws, as well as confidentiality, intellectual property license and assignment agreements with our employees, consultants and third parties with whom we have relationships to protect our intellectual property and proprietary rights. As of the date of this prospectus, we did not have issued patents or patent applications pending in or outside Brazil. We are party to approximately 4,500 agreements with third party authors with respect to educational content. We own approximately 480 trademark registrations, including the trademarks and logos of “Vasta,” “Somos Educação,” “Editora Atica,” “Editora Scipione,” “Atual Editora,” “Sistema Anglo de Ensino,” “Par Plataforma Educacional,” “Sistema Maxi de Ensino,” “English Stars,” “Rede Cristã de Educação” and “MindMakers,” among others. We also have approximately 30 pending trademark applications in Brazil and three in the United States for trademarks “Vasta,” “Vasta Educação” and “Somos Educação,” and unregistered trademarks that we use to promote our brands. We also have the right to use trademark registrations for “Pitágoras” (owned by a subsidiary of our parent company) and “Saraiva” (owned by Saraiva Gestão de Marcas S.A., a company jointly owned by our parent company and third parties who are not controlled by us nor by our parent company). As of the date of this prospectus, we owned approximately 220 registered domain names in Brazil. From time to time, we expect to file additional copyright, trademark and domain names applications in Brazil and abroad. Nevertheless, these applications may not be approved or otherwise provide the full protection we seek. The dismissal of any of our trademark applications may impact our business. Third parties may challenge any copyrights, trademarks and other intellectual property and proprietary rights owned or held by us. Third parties may knowingly or unknowingly infringe, misappropriate or otherwise violate our copyrights, trademarks and other proprietary rights and we may not be able to prevent infringement, misappropriation or other violation without substantial expense to us.

Furthermore, we cannot guarantee that:

•	our intellectual property and proprietary rights will provide competitive advantages to us;

•	our competitors or others will not design projects based on our intellectual property or proprietary rights;

•	our ability to assert our intellectual property or proprietary rights against potential competitors or to settle current or future disputes will not be limited by our agreements with third parties;

•	our intellectual property and proprietary rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak;

•

any of the patents, trademarks, copyrights, trade secrets or other intellectual property or proprietary rights that we presently employ in our business will not lapse or be invalidated, circumvented, challenged or abandoned;

•	we will not lose the ability to assert our intellectual property or proprietary rights or to license our intellectual property or proprietary rights to others;

•	the texts and illustrations by third parties contained in the literary works that we sell have all been licensed and approved for use by us; or

•	we will not be adversely affected in case our parent company is subject to any liabilities related to literary works used in their other business and that are also used by us.

If we pursue litigation to assert our intellectual property or proprietary rights, an adverse decision in any of these legal actions could limit our ability to assert our intellectual property or proprietary rights, limit the value of our intellectual property or proprietary rights or otherwise negatively impact our business, financial condition and results of operations. If the protection of our intellectual property and proprietary rights is inadequate to prevent use or misappropriation by third parties, the value of our brands and other intangible assets may be diminished, competitors may be able to more effectively mimic our service and methods of operations, the perception of our business and service to customers and potential customers may become confused in the marketplace and our ability to attract and retain customers may be adversely affected.

We may in the future be subject to intellectual property claims, which are costly to defend and could harm our business, financial condition and operating results.

Because of the large number of authors that participate in our publications, from time to time, third parties may allege in the future that we or our business infringe, misappropriate or otherwise violate their intellectual property or proprietary rights, including with respect to our publications. We cannot guarantee that we are party to enforceable agreements with all the counterparties that have purportedly assigned copyrights or other intellectual property rights to us, in which case we could be subject to legal proceedings and the payment of significant fines for unauthorized use of intellectual property. In addition, many companies, including various “non-practicing entities” or “patent trolls,” are devoting significant resources to developing or acquiring patents that could potentially affect many aspects of our business. There are numerous patents that broadly claim means and methods of conducting business on the Internet. We have not exhaustively searched patents related to our technology. In addition, the publishing industry has been, and we expect in the future will continue to be, the target of counterfeiting and piracy. We may implement measures in an effort to protect against these potential liabilities that could require us to spend substantial resources. Any costs incurred as a result of liability or asserted liability relating to sales of unauthorized or counterfeit educational materials could harm our business, reputation and financial condition.

Third parties may initiate litigation against us without warning. Others may send us letters or other communications that make allegations without initiating litigation. We may elect not to respond to the communication if we believe it is without merit or we may attempt to resolve disputes out of court by electing to pay royalties or other fees for licenses or out-of-court settlements in unforeseeable amounts. If we are forced to defend ourselves against intellectual property claims, whether they are with or without merit or are determined in our favor, we may face costly litigation, diversion of technical and management personnel, inability to use our current website or inability to market our service or merchandise our products. As a result of a dispute, we may have to develop non infringing technology, including partially or fully revise any publication that infringes intellectual property rights, enter into licensing agreements, adjust our merchandising or marketing activities or take other actions to resolve the claims. These actions, if required, may be unavailable on terms acceptable to us or may be costly or unavailable. If we are unable to obtain sufficient rights or develop non infringing intellectual property or otherwise alter our business practices, as appropriate, on a timely basis, our reputation or our brands, our business and our competitive position may be affected adversely and we may be subject to an injunction or be required to pay or incur substantial damages and/or fees and/or royalties.

Most of our services are provided using proprietary software and our software is mainly developed by our employees, who do not specifically assign to us their copyrights over the software and we are unable to assure that we have adequate agreements with all of our employees to provide for the assignment of software rights. While applicable law establishes that employers shall have full title over rights relating to software developed by their employees, we could be subject to lawsuits by former employees claiming ownership of such software. As a result, we may be required to obtain licenses of such software, incurring costs relating to payments of royalties and/or damages and we may be forced to cease the use of such software. If we are unable to use certain of our proprietary software as a result of any of the foregoing or otherwise, this could have a material adverse effect on our business, financial condition and results of operations.

In addition, we use open source software in connection with certain of our products and services. Companies that incorporate open source software into their products have, from time to time, faced claims challenging the ownership of open source software and/or compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or noncompliance with open source licensing terms. Some open source software licenses require users who distribute or use open source software as part of their software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. Any requirement to disclose our proprietary source code or pay damages for breach of contract could have a material adverse effect on our business, financial condition and results of operations.

The quality of the teaching content we deliver to our customers depends to a significant degree on the quality of our publishers and of the content we purchase. Any issues related to obtaining this content or regarding the quality of this content may have an adverse effect on our business.

The educational content and materials we provide are a combination of content developed by our in-house production team and content purchased from certain independent authors and publishers with whom we have contractual relationships. However, we may not be able to maintain our contractual relationships with independent authors or publishers if, for instance, (1) such authors leave us to join our competitors; (2) they no longer accept our contractual conditions, particularly those in relation to copyright; or (3) they choose to publish their content independently. If we are not able to replace such authors or publishers or if we are unable to renew the agreements that we currently have with them on terms that are favorable to us, our business could be adversely affected. In addition, delays in the delivery of content from authors may have an impact on our annual content creation schedule.

A lack of publishers, qualified employees, independent authors or satisfactory purchased content, or any decrease in the quality of the content produced or purchased, whether actual or perceived, or any significant increase in the cost of hiring or retaining qualified personnel or of acquiring content from independent authors or publishers, would have a material adverse effect on our business, financial condition and results of operations.

Additionally, our content production process requires significant coordination between different teams, as well as qualified personnel with appropriate training in order to ensure that we maintain the quality of our educational content and that we are able to successfully implement additional functions and technology delivery. We may not be able to retain, recruit or train qualified employees or obtain educational content that meets our standards, which could have an adverse effect on our business and results of operations.

If our partner schools are unable to maintain educational quality, we may be adversely affected.

Our partner schools and their students are regularly assessed and classified under the terms of applicable educational laws and regulations. If the schools, programs or students from our partner schools receive lower scores from year to year on any of their assessments, including on the Index for Development in Primary and Secondary Education (Índice de Desenvolvimento da Educação Básica), or IDEB, and on the ENEM or if there is any drop in the acceptance rates of the students from our partner schools into prestigious universities, we may be negatively affected by perceptions of a decline in the educational quality of our Content & EdTech platform, which could adversely affect our reputation and, as a result, our operating results and financial condition.

A significant increase in late payment and/or default in the payment of amounts due to us by our customers and a significant increase in attrition rates of students among our customers may adversely affect our revenue and cash flow.

Our customers may face financial difficulties and, in certain cases, insolvency or bankruptcy. A decrease in our customers’ revenues (due to a decline in enrollment as a result of a decrease in disposable income of families enrolled at our partner schools) could have an adverse effect on the ability of our existing and prospective customers to pay our tuition fees and/or trigger an increase in attrition rates. A significant increase in late payment or default by our customers could have a material adverse effect on our revenue and cash flow, thereby affecting our ability to meet our obligations. As of March 31, 2020, our impairment losses on trade receivables was R$33,332 thousand, an increase of R$10,808 thousand from R$22,524 thousand in December 31, 2019. Our impairment losses on trade receivables as of December 31, 2019 increased R$3,127 thousand from

R$19,397 thousand as of December 31, 2018. Our impairment losses on trade receivables as of December 31, 2018, decreased R$219 thousand from R$19,178 thousand as of December 31, 2017. Our impairment losses on trade receivables as of December 31, 2019, 2018 and 2017 represented 2.28%, 2.29% and 2.44% of our net revenue from sales and services as of each period-end, respectively. An increase in the rate of impairment losses, or other defaults by our customers, could have an adverse effect on our business and financial condition.

In addition, any increase in the student attrition rates among our customers could have an adverse effect on our operating results. We believe the attrition rate among our customers is mainly related to the educational quality, school environment, financial situation of their current and prospective students and socio-economic conditions in Brazil. Any significant changes in our projected student attrition rate and/or in failure to re-enroll students may affect our partner schools’ enrollment figures, as well as their ability to recruit and enroll new students, which could have a material adverse effect on our projected revenue and operating results.

In addition, part of our revenue has come from the sale of education solutions to municipal governments within several states of Brazil, and such public entities may delay payments or even default in payment. Any such payment delay or default would result in further delays in our receipt of payment, as we would be required to seek a special judicial order (precatórios) under Brazilian law to enforce our rights to receive payment. This special judicial order is a formalization of a payment due by the Brazilian Public Treasury issued as a consequence of a final or nonappealable judicial decision. Furthermore, enforcement for the collection of debts due by the Public Treasury are not processed by the attachment of assets owned by the public entities, but by the issuance of a payment order for the inclusion of the debt in the public budget, further delaying the timing of any payment. Late payments or defaults by such public entities could have a material adverse effect on our revenue and cash flow.

If our growth rate decelerates significantly, our future prospects and financial results would be adversely affected, preventing us from achieving profitability.

We believe that our growth depends on a number of factors, including, but not limited to, our ability to:

•	increase the number of users of our products and services;

•	continue to introduce our products and services to new markets;

•	provide high quality support to students and partner schools using our products and services;

•	expand our business and increase our market share;

•	compete with the products, services, offers, prices and incentives offered by our competitors;

•	develop new products, services, offerings and technologies;

•	identify and acquire or invest in businesses, products, offerings or technologies that we believe may be able to complement or expand our platform; and

•	increase the positive perception of our brands.

We may not be successful in achieving the above objectives. Any slowdown in the demand from students, partner schools or customers for our products and services caused by changes in customer preferences, failure to maintain our brands, inability to expand our portfolio of products or services, changes in the Brazilian or global economy, taxes, competition or other factors may lead to a decrease in revenue or growth and our financial results and future prospects could be negatively affected. We expect that we will continue to incur significant expenses as a result of our efforts to continue growing, and if we cannot increase our revenue at a faster rate than the increase in our expenses, we will not be able to achieve profitability.

We may be subject to penalties under Law 12.846/2013 or the Brazilian Anti-Corruption Law, the Federal Administrative Procedural Law, the Administrative Improbity Law and the U.S. Foreign Corrupt Practices Act, the FCPA, if our employees engage in any conduct prohibited by these laws.

We have in the past engaged in, and continue to maintain, relationships with a number of public entities, both through contracts and public tenders, including under the PNLD (in which Vasta no longer participates, as this operation is now carried out through another subsidiary of our parent company), through the provision of services and the sale of products, solutions and educational content to public entities (including in connection with the sale of educational content to public entities and to the Industry Social Service (Serviço Social da Indústria), or SESI, and for the purpose of obtaining licenses and permits required for our operations (such as operating permits, fire inspections and education sector regulatory licenses, among others). We train our employees to comply with the rules set forth in the code of conduct and anti-corruption manual of our parent company, which set out policies and rules for proper dealings with public officials for purposes of our compliance with the Brazilian Anti-Corruption Law, the Federal Administrative Procedural Law, the Administrative Improbity Law and the FCPA. However, there can be no assurance that all of our employees and agents acting on our behalf who may have contact with public officials will fully comply with our policies, or that our policies will be fully effective in preventing non-compliance with applicable law, which could lead to our failure to comply with the Brazilian Anti-Corruption Law, the Federal Administrative Procedural Law, the Administrative Improbity Law or the FCPA. Any conduct by our employees or agents with public officials in any manner that fails to comply with our parent company’s code of conduct, the anti-corruption manual, the Brazilian Anti-Corruption Law, the Federal Administrative Procedural Law, the Administrative Improbity Law and the FCPA could lead to government investigations, judicial and/or administrative proceedings, fines, penalties, loss of regulatory licenses, disgorgement of profits, loss of tax benefits and damage to our reputation and image, any of which would have an adverse effect on our business, financial condition and results of operations.

Certain students enrolled at our partner schools may not generate meaningful revenue because of the reutilization of printed teaching materials.

In recent years, we have seen a growing increase in the reuse of printed teaching materials by families who use the same printed material for more than one child, even though we update these materials annually, which has an adverse effect on our revenue. We call this phenomenon “sales drop” or “reuse.” Because the reuse of materials results from family behavior combined with the list of materials adopted by our partner schools, we are unable to control or mitigate the sales drop effect. We cannot predict any future sales drop or its potential impact on our revenue and operating results.

The Saraiva brand is owned by Saraiva Gestão de Marcas S.A., a company that is jointly owned by our parent company and third parties that are not part of the Cogna group. Any conflict with these parties could have a negative effect on our business.

We have the right to use the Saraiva brand until December 28, 2040 for some of Vasta’s textbooks and literary works, in the context of our publishing operations. The Saraiva brand accounted for 25%, 24% and 19% of the net revenue from sales and services of our textbook revenues in 2019, 2018 and 2017, respectively. In terms of net revenue from sales and services, the Saraiva brand accounted for 7% in each of 2019, 2018 and 2017, respectively. Saraiva Gestão de Marcas S.A. is jointly owned by our parent company and third parties who are not controlled by us or our parent company. These parties may have interests that conflict with ours, which might lead to disputes that could adversely affect our ability to use the Saraiva brand. We cannot assure that these parties’ interests will align with ours or that our interests would prevail in any dispute regarding the use of the Saraiva brand. This potential conflict of interest could adversely affect the reputation or performance of the Saraiva brand, or our ability to use the Saraiva brand, which could have an adverse effect on our results of operations. In addition, the third party who jointly owns Saraiva Gestão de Marcas S.A., is currently subject to a bankruptcy proceeding in Brazilian courts. We cannot guarantee that there will not be any impact on the Saraiva brand in the course of this proceeding or if this party were subject to liquidation.

Changes in our or our customers’ current regulatory environment could have an adverse effect on us.

Currently, although we are subject to the requirements of the National Common Curriculum Base (Base Nacional Comum Curricular), or BNCC, we are not directly regulated by the Brazilian Ministry of Education (Ministério da Educação), or MEC, nor are we subject to any governmental regulations imposed by the National Education Council (Conselho Nacional de Educação), or CNE, or by the Board of Primary and Secondary Education (Conselho de Educação Básica), or CEB. We are also subject to certain regulations related to bidding processes in connection with the sale of educational content to public entities, such as the bidding law (Lei de Licitações) and the Federal Administrative Procedural Law (Lei de Processo Administrativo Federal). In addition, we are subject to bidding regulations enacted by SESI, in connection with the sale of educational content to the SESI. If we or our customers become subject to new laws and regulations, we may incur additional costs in order to comply with the new legislation and this may have an adverse impact on our business. In addition, if we are required to comply with additional laws and regulations, there is a risk that we may not do so fully or satisfactorily, and this could result in possible legal or administrative proceedings against us, which could have a material adverse effect on our reputation, our business and results of operations.

We use third party service providers in our logistics services to ship all of our collections of printed teaching materials and a failure by our service providers to perform efficiently would have an adverse effect on our business, financial condition and results of operations.

Our delivery of printed books and other educational content to schools is a seasonal activity, with a cycle that usually begins with the creation and review of content from April to July, the purchase of printing services from August to October, and physical delivery of printed books from November to January. We have expanded our operations rapidly since we first began our activities. As our size increases, so does the size and complexity of our logistics operation.

We generally require a high volume of deliveries in November and December, which requires a significant degree of inventory, supply management and management of our relationship and coordination with printers. Our customers place key value on the timely delivery of printed materials. Consequently, failure to comply with deadlines, inadequate logistics planning, disruption at distribution centers, poor inventory management, and the failure to meet customer expectations, launch new products, or respond to rapidly changing customer preferences, could have an adverse effect on our reputation, increase returns of our materials or cause inventory losses and adversely affect our business, results of operations and financial condition.

Virtually our entire inventory of our printed teaching materials is stored in rented warehouse facilities operated by us and delivered by third party carriers that undertake the distribution of all physical teaching materials. If our logistics service providers do not fulfill their obligations to deliver teaching materials to our customers in a timely manner, or if a significant number of deliveries are incomplete or contain assembly errors, our business, operating results and operations could be adversely affected. In addition, natural disasters, fires, power outages, work stoppages or other unexpected catastrophic events, particularly during the period between August and October, when we expect to receive most of the instructional materials for the school year and we have not yet delivered these materials to our customers, could significantly disrupt our ability to deliver our products and operate our business. If we were to lose a significant portion of our inventory, or if our warehouse facilities or distribution centers suffer any significant damage, we could fail to meet our delivery obligations and our business, financial condition and results of operations would be adversely affected.

We have a significant amount of debt and may incur additional debt in the future. Our payment obligations under our debt may limit our available resources and the terms of debt instruments may limit our flexibility in operating our business.

As of March 31, 2020, we had total outstanding bonds and financing of R$ 1,647.0 million compared to R$1,640.9 million as of December 31, 2019, mostly comprised of private debentures issued by Somos Sistemas to Saber and Cogna (as creditors) bearing interest at an average annual rate of CDI plus 1.15%, with semi-annual coupon payments and a bullet repayment at maturity in August 2023. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.” As of the date of this prospectus, we expect our debt service obligations for the remainder of 2020 to amount to R$451 million. Most of our indebtedness is linked to the CDI. Changes in Brazilian macroeconomic conditions can adversely affect the CDI. Fluctuations in the inflation rate and rate indices can increase the cost of our indebtedness that is linked to the CDI and may have a material adverse effect on our financial position and result of operations. Subject to the limitations under the terms of our existing debt, we may incur additional debt, secure existing or future debt or refinance our debt. In particular, we may need to incur additional debt to fund our activities, and the terms of this financing may not be attractive for us.

We may be required to use a substantial portion of our cash flows to pay the principal and interest on our indebtedness. These payments will reduce the funds available for working capital, capital expenditures and other corporate purposes and will limit our ability to obtain additional financing for working capital or making capital expenditures for expansion plans and other investments, which may in turn limit our ability to implement our business strategy. Our significant debt may also increase our vulnerability to downturns in our business, in our industry or in the economy as a whole and may limit our flexibility in terms of planning or reacting to changes in our business and in the industry and could prevent us from taking advantage of business opportunities as they arise. We cannot guarantee that our business will generate sufficient cash flow from operations or that future financing will be available in sufficient amounts or on favorable terms to enable us to make timely and necessary payments under the terms of our indebtedness or to fund our activities.

In addition, the terms of certain of our debt facilities subject us to certain limitations in the operation of our business, due to restrictions on incurring additional debt and encumbrances, carrying out corporate reorganizations, selling assets, paying dividends or making other distributions. For example, on December 31, 2019, we incurred additional outstanding debt in the amount of R$1.5 billion upon the contribution to Vasta by Cogna of outstanding private debentures originally issued by Saber and owed to Cogna, pursuant to which we agreed until the maturity of such private debentures that: (1) we will allocate at least 50% of the use of proceeds from any liquidity event (including the proceeds from this offering) to repay such debentures; (2) we will not obtain any new loans unless the proceeds of such loan are directed to repay our debentures with Cogna; and (3) we will not pledge shares and/or dividends. Any debt that we incur or guarantee in the future could be subject to additional covenants that could make it difficult to pursue our business strategy, including through potential acquisitions or divestitures.

In addition, if we were to default on any of our debt, we could be required to make immediate repayment, other debt facilities may be cross-defaulted or accelerated, and we may be unable to refinance our debt on favorable terms or at all, which would have a material adverse effect on our financial position. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness” for a summary of the conditions that could result in an acceleration of our indebtedness.

Our ability to utilize certain tax credits may be limited.

As of March 31, 2020, we had accumulated tax losses of R$143.1 million which are available as offsetting credits against future taxable profits compared to R$50.3 million as of December 31, 2019. Our ability to use these accumulated tax losses as offsetting credits depends on our future taxable income, which could have a material adverse effect on our operating results. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies.”

PAR, or “Partnership” (Parceria), is part of our business model, and is focused on long-term agreements through the use of textbooks rather than learning systems. If we are not able to implement this product successfully, our business would be materially adversely affected.

PAR, which is focused on long-term agreements using textbooks, is a new product designed to bring the same level of profitability and loyalty as our learning systems. In 2019, 2018 and 2017, revenues from PAR contracts accounted for 13.4%, 9.8% and 5.2%, respectively, of our total ACV Bookings (subscription business). In order for us to increase PAR’s profitability in line with that of our learning systems, we must increase the number of contracts for textbook sales with schools and families by providing a product offering that is economically attractive to schools and families, seeking to reduce or eliminate the reuse of printed teaching materials. At present, around 90% of PAR contracts remain as adhesion contracts, in which sales are not made directly to partner schools and families, which means the schools and families purchase printed teaching materials through a number of channels, including distributors, bookstores and third-party e-commerce, as well as reuse materials in many cases. In case we are not able to establish a specific stock keeping unit and, therefore, not able to guarantee that our PAR-related materials are exclusively sold directly from our partner schools or from us, we may be exposed to partial revenue loss as a result of the reuse of printed materials sold in previous cycles (secondary market). Currently, our estimated revenue from PAR contracts already takes into account the average market reuse of printed materials, which assumes students can buy the material through other channels and the historical reuse of printed materials. An increase in the sales of reused printed materials may intensify the negative impacts on our revenues. We estimate that an inability to maintain exclusive control over PAR-related materials represents foregone revenue of approximately R$0.50 for every R$1.00 in PAR-related products expected to be sold, based on the contribution we estimate from Vasta’s publishing operations. Effectively, new sales are reduced due to the reuse of books such that, for each 100 students that adopt PAR-related material, 53 students purchase a new book and 47 students reuse old material. This effect has had, and is expected to continue to have, an adverse effect on our revenue and results of operations. We account for this effect in our estimates and forecasts for PAR-related revenues.

Our results may be negatively affected by the return rates on our textbooks.

To increase the availability of our textbooks for purchase by schools and students, our textbook sales (both through PAR and as spot sales) are carried out through numerous channels, such as bookstores, schools, large retailers, distributors and e-commerce sellers. Each of these distribution channels has a unique return policy, which can result in returns ranging from 10% to 50% of the total purchased amount during a given sales cycle. Our textbook sales are concentrated during the period from November to March. From April to June, the sales channels can return any unsold inventory to us. We are unable to assure that future return rates will be consistent with historical return rates. An increase in the volume of returns in excess of our expectations could have an adverse effect on our results of operation and financial condition.

We may not be successful in implementing our cross-selling and up-selling strategy with our current base of partner schools.

Part of our growth strategy consists of increasing the number of segments in which we operate in our partner schools, for example by expanding our services and educational solutions for elementary school and kindergarten to schools that only purchase our solutions for high school (up-sell). We also seek to expand the uptake by our partner schools of our supplementary courses, such as English language instruction or solutions for socio-emotional instruction (cross-sell). If we are unable to effectively sell these additional course offerings to our existing partner schools, for instance because of other competitors already entrenched with the school, we may not be able to grow our business at our projected rates, which could have an adverse effect on our business, financial condition and results of operations.

We may be unable to convert spot market book sales into long-term contracts, either through the adoption of our learning systems or PAR solutions, which could have an adverse effect on our future growth.

Traditionally, certain schools with which we have done business choose to buy only selected books from us in the “spot book market.” These schools do not have long term contracts with us, and we are unable to predict how their spot purchases will impact our revenue. Part of our growth strategy is based on converting spot book market sales into long-term contracts by having the relevant school adopt one of our learning systems or PAR. If we are unable to convert spot market sales into long-term contracts, we may not meet our growth targets, which could have an adverse effect on our prospects, our revenue and cash flow.

Part of our strategy is based on entering new markets and implementing new businesses, including solutions through our Digital Platform. We may not be successful in exploiting these opportunities, which may have an adverse effect on our business.

Many of the markets where we plan to operate, such as academic and financial ERP, digital school office, digital marketing and family relations services, are new to us and our organizational skills in these markets have not yet been tested. In addition, we may have incorrectly estimated the total size of new markets or our ability to penetrate such markets or engage in new businesses, such as increased offering of solutions through our Digital Platform. In addition, we may face competition from existing participants or new entrants in the market in which our Digital Platform operates, including in the digital school office, digital marketing and family relations services, and our competitors may have greater resources than we do or may offer more attractive products or services. If we are unsuccessful in entering new markets or in implementing new businesses, we may incur costs that we are unable to recoup and our image and reputation may be adversely affected, which could have an adverse effect on our results of operation and financial position.

We may not be able to expand our complementary education portfolio in line with our business strategy.

We currently have educational solutions for English instruction and the teaching of socio-emotional skills, which can be offered during normal school hours or after school. We plan to develop and/or acquire new services and products to expand our portfolio of these complementary education solution. We may not be able to develop products and solutions in an effective way, they may not be accepted by our customers and by the market, or we may not develop the internal capabilities to produce such products and services. Additionally, we may not be able to acquire companies operating such new services and businesses on favorable terms, or we may incur risks of integrating acquired assets. If we are unable to expand our complementary education solution due to any of the foregoing factors, our business, financial condition and results of operations could be adversely affected.

Price increases and changing business conditions for the purchase of paper, a global commodity, may have a significant impact on us due to our reliance on a high volume of printed materials.

Paper prices and postage rates are difficult to predict and control. Paper is a commodity and its price may be influenced by fluctuations in exchange rates and commodity prices and may be subject to significant volatility. Our third-party printing service providers may adjust their rates to account for any changes in paper prices, and although historically we have been able to obtain favorable pricing as a result of volume discounts, particularly after our significant recent growth, there is no assurance that we will continue to obtain favorable prices in the future. We cannot predict with certainty the magnitude of future price changes for paper, postage and printing and publishing in general, and we may not be able to pass these increases on to our customers, which may have an adverse effect on our business and results of operations, given the importance of paper suppliers to our business. Additionally, we could be materially affected as a result of any contractual or legal issue with our paper suppliers or any delay in the delivery of our printed books and other educational content to partner schools, which could cause schools to delay payments due to us, or lead schools to terminate their contract with us, which would have an adverse effect on our business and results of operations.

There is no assurance that our partner schools will honor their contractual obligations, or that the number of students actually enrolled at partner schools corresponds to the number of students reported by the schools.

We generally enter into agreements with the schools that subscribe to our content and services, however, partner schools may try to avoid their obligations under their agreements with us, even with an effective contract in place, and we may be subject to additional costs and expenses in an effort to enforce our rights, which would have an adverse effect on our business and financial condition.

In addition, when partner schools enter into agreements with us, they report to us the number of students enrolled at their school who will use our products and services. However, we cannot assure you that the number of students reported by a specific partner school in a specific segment is the actual number of students enrolled, as we do not audit this number, and our expected revenue may be adversely affected by inaccurate reporting, which could have a material adverse effect on us, our reputation and results of operation.

The printing market is heavily concentrated, and increases in rates, changes in business conditions, or any disruptions to the service of our third-party printing service providers could significantly affect us.

Our production of printed learning materials is outsourced to printers with whom we have contracts. We are subject to delays in the graphic production of our material, errors in production or even the bankruptcy of our partner printing companies, which could cause damage to our image with our customers and to our operating results.

In addition, increases in the rates of the third-party printing service providers that produce our printed educational materials could have a negative impact on our results if we are unable to fully pass on these cost increases to our customers. Finally, the printing market is a heavily concentrated one, which may reduce our bargaining power and result in less favorable rates, with an adverse effect on our business.

We may fail to meet our publicly announced quarterly and annual financial guidance, which would cause the price of our Class A common shares to decline in value and our shareholders’ equity to be adversely affected.

Following this offering, we expect that our management will publicly announce quarterly and annual guidance related to our operating and financial results, and cash generation estimates based on management’s expectations and assumptions. We cannot guarantee that we will meet our publicly announced quarterly or annual estimates, and our operating and financial results and cash generation in any one quarter should not be relied upon as indicative of our future performance. Our ability to meet our estimates may be affected by certain factors, including: (1) poor business performance due to flaws in our information technology, our operations or management; (2) competition from existing and future competitors that operate in the same segments in which we operate and that may offer technological solutions, products and/or services that are more attractive than ours; (3) the absence of qualified professionals to execute our strategies in the short, medium and long term; and (4) other risks to which we are exposed to, as disclosed elsewhere in this prospectus. If our actual operating, financial and cash generation results fail to meet our public guidance, the price of our Class A common shares could decline in value and our shareholders’ equity may be adversely affected.

We depend on our subsidiaries’ financial results, and we may be adversely affected if the performance of our subsidiaries is not positive or if Brazil imposes legal restrictions on, or imposes taxes on, the distribution of dividends by subsidiaries.

We are a pure holding company and our activities are carried out by our subsidiaries. Our material assets are our direct and indirect equity interests in our subsidiaries. We are, therefore, dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our holding company’s operating and other expenses, to comply with our financial obligations and to potentially pay future cash dividends or distributions, if any, to holders of our Class A common shares. The amount of any dividends or distributions which may be paid to us from time to time will depend on many factors including, for example, such subsidiaries’ results of operations and financial condition; limits on dividends under applicable law; their constitutional documents; documents governing any indebtedness; applicability of tax treaties; and other factors which may be outside our control. Furthermore, exchange rate fluctuation will affect the U.S. dollar value of any distributions our subsidiaries (which are mostly located in Brazil) make with respect to our equity interests in those subsidiaries. See “—Risks Relating to Brazil—Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares,” and “The ongoing economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares.” There is no guarantee that the cash flow and profits of our controlled companies will be sufficient for us to comply with our financial obligations and pay dividends or interest on shareholders’ equity to our shareholders, or that the Brazilian federal government will not impose legal restrictions on, or impose taxes on, the distribution of dividends by our subsidiaries.

Any change in the tax treatment of our business or the loss or reduction in tax benefits on the sale of books (including digital books and e-readers) could materially adversely affect us.

We benefit from tax Law No. 10,865/04, as amended by Law No. 11,033/04, which provide that our tax rate on the sale of books is zero in respect of contributions to the social integration program tax (Programa de Integração Social, or PIS) and the social contributions on revenue tax (Contribuição para o Financiamento da Seguridade Social, or COFINS). The sale of books is also exempt by the Brazilian constitution from Brazilian municipal taxes, Brazilian services tax (Imposto Sobre Serviços, or ISS) and from the Brazilian tax on the circulation of goods, interstate and intercity transportation and communication services (Imposto sobre Operações relativas à Circulação de Mercadorias e sobre Prestações de Services de Transporte Interestadual e Intermunicipal e de Comunicação, or ICMS). If the Brazilian federal or state governments or any Brazilian municipality or tax authority decides to change or review the tax treatment of our activities, or cancel or reduce the tax benefits applicable to the sale of our products (including digital books and e-readers) and/or challenge such treatment, and we are unable to pass any corresponding cost increase onto our customers, our results of operations could be materially adversely affected. Tax exemptions available to physical books have been extended to digital books based on a decision by the Brazilian Supreme Court issued on March 8, 2017. However, there is no assurance that the Brazilian Supreme Court will not change its position in the future in regard to the taxation of digital books, which could have a material adverse effect on our business and results of operations.

We may pursue strategic acquisitions or investments. The failure of an acquisition or investment to be completed or to produce the anticipated results, or the inability to fully integrate an acquired company, could harm our business.

We may from time to time, as opportunities arise or economic conditions permit, acquire or invest in complementary companies or businesses as part of our strategy to expand our operations, including through acquisitions or investments that may be material in size and/or of strategic relevance. The success of an acquisition or investment will depend on our ability to make accurate assumptions regarding the valuation, operations, growth potential, integration and other factors related to that business. We cannot assure you that our acquisitions or investments will produce the results that we expect at the time we enter into or complete a given transaction.

Any acquisition or investment involves a series of risks and challenges that could adversely affect our business, including due to a failure of such acquisition to contribute to our commercial strategy or improve our image. We may be unable to generate the expected returns and synergies on our investments. In addition, the amortization of acquired intangible assets could decrease our net profit and potential dividends. We may face challenges in integrating acquired companies, which may result in the diversion of our capital and our management’s attention from other business issues and opportunities. We may be unable to create and implement uniform and effective controls, procedures and policies, and we may incur increased costs for integrating systems, people, distribution methods or operating procedures. We may also be unable to integrate technologies of acquired businesses or retain key customers, executives and staff of the businesses acquired. In particular, we may face challenges in integrating staff working across different geographies and that may be accustomed to different corporate cultures, which would result in strained relations among existing and new personnel. We could also face challenges in negotiating favorable collective bargaining agreements with unions due to differences in the negotiating procedures used in different regions. Finally, we may pursue acquisitions where we acquire a majority stake in such acquisition, but with significant minority investors, or we may become minority investors in certain operations, wherein our ability to effectively control and manage the business may be limited. If we are unable to manage growth through acquisitions, our business and financial condition could be materially adversely affected.

We may also require approval from Brazil’s Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica), or CADE, or other regulatory authorities, in order to conduct certain acquisitions or investments for education companies exceeding annual gross revenue of R$75 million. CADE may not approve our future acquisitions or may condition approval of our acquisitions on our disposal of certain operations of our targeted acquisitions or could impose other restrictions on the operations and business of the target. Failure to obtain approval from CADE or other regulatory authorities for future acquisitions, or any conditional approvals of future acquisitions, may result in expenses that could adversely affect our results of operations and financial condition.

In addition, in connection with any future acquisition, we may face liabilities for contingencies related to, among others, (1) legal and/or administrative proceedings of the acquired company, including civil, regulatory, labor, tax, social security, environmental and intellectual property proceedings, and (2) financial, reputational and technical problems including those related to accounting practices, disclosures in financial statements and internal controls, as well as other regulatory issues. These contingencies may not have been identified prior to the acquisition and may not be sufficiently indemnifiable under the terms of the relevant acquisition agreement, which could have an adverse effect on our business and financial condition. Even if contingencies are indemnifiable under the relevant acquisition agreement, the agreed levels of indemnity may not be sufficient to cover actual contingencies as they materialize.

We may not be able to effectively implement our sales, marketing and advertising programs to attract and retain new customers.

In order to maintain and increase our revenue and margins, we need to continue to retain and attract new customers by means of the sales, marketing and advertising campaigns. A number of factors could adversely impact our ability to successfully implement our marketing campaigns, such as an inability of our sales team to effectively interact with potential clients, or potential clients do not find our products and services sufficient to meet their needs. If we are unable to successfully market our educational products and solutions, whether due to defects in our marketing tools and/or failure to adjust our strategy in order to meet the needs of current and potential customers, our ability to retain and attract new customers may be undermined, which would adversely affect our business and results of operations.

If we are unable to retain or replace our key personnel or are unable to attract, retain and develop other qualified employees, our business, financial situation and operating results may be adversely affected.

Part of our future success depends on the ability and efforts of a number of our key employees who have significant experience in our operations. Many of our key employees have been working for us over an extended period or have been specifically recruited by us on account of their experience and expertise in the sector. The loss of key personnel, including senior executives, members of the executive board, board members, key officers and managers, among others, and our inability to hire professionals with the same level of experience could have a material adverse effect on our business, financial condition and results of operations.

In addition, in order for us to successfully compete and increase the number of customers, we need to attract, recruit, retain and develop talented employees generally, who can provide the required expertise across the entire spectrum of our needs for high quality products, services and educational content, including for sales and marketing. A number of our key employees have significant experience in our operations, and we must develop adequate succession plans to maintain continuity amidst the natural uncertainties of the labor force. The market for skilled staff is competitive, and we may not be successful in recruiting or retaining staff or we may not be able to effectively replace key employees who leave. We must also continue to hire additional staff to execute our strategic plans. Our efforts to retain and develop personnel may also result in significant additional expenses that could adversely affect our business and results of operations.

We cannot guarantee that qualified employees will remain in our employment or that we will be able to attract and retain qualified personnel in the future. In particular, we may not be able to achieve the anticipated revenue growth by expanding our sales and marketing teams if we are not able to attract, develop and retain qualified sales and marketing personnel in the future. Any failure to retain or hire key personnel could have a material adverse effect on our business, financial condition and results of operations.

Our management team’s interests may be focused on the short-term market price of our Class A common shares, which may not coincide with investors’ interests.

Our directors and executive officers, among others, may own shares in the company or be beneficiaries of our share-based compensation plans. We expect to implement a share-based compensation plan in connection with this offering. We intend to reserve up to 3.0% of our total capital stock for issuances under our share-based compensation plan.

Due to the issue of Class A common shares to members of our management team, a significant portion of these members’ compensation will be closely tied to our operating results and, more specifically, to the trading price of our Class A common shares, which may lead these individuals to run our business and manage our activities with an emphasis on generating short-term profits. As a result of these factors, our management team’s interests may not coincide with the interests of our other shareholders who have long-term investment objectives. Additionally, we cannot assure that Cogna’s and our management team’s interest will be aligned, or which party’s interest will prevail.

Moreover, our shareholders may experience dilution in their stakes in our capital stock and in the value of their investments if further shares are issued to honor share-based incentive plans for our management and employees.

In the case of further grants of stock options or restricted shares, our shareholders will be subject to further dilution. For additional information about our share option plan or restricted share plan, see “Management—Share Incentive Plan.”

Failure to prevent or detect a malicious cyber-attack on our systems and databases could result in a misappropriation of confidential information or access to highly sensitive information.

Cyber-attacks are becoming more sophisticated and pervasive. Across our business we hold large volumes of personally identifiable information including that of employees, partner schools, students, parents and legal guardians. Individuals may try to gain unauthorized access to our data in order to misappropriate such information for potentially fraudulent purposes, and our security measures may fail to prevent such unauthorized access. Our board of directors, assisted by our Audit and Risk Committee, as part of its regular review of our risk management practices, performs periodic reviews of cyber-security threats and related controls, including reviews of periodic penetration tests performed by independent third parties. However, we cannot assure that these reviews will successfully prevent against all cyber-attacks. A breach could result in a devastating impact on our reputation, with significant adverse effects on customer confidence and loyalty that could adversely affect our financial condition and the student experience. In addition, if we were unable to prove that our systems are properly designed to detect an intrusion, we could be subject to severe penalties under applicable laws and loss of existing or future business.

Failure to comply with data privacy regulations could result in reputational damage to our brands and adversely affect our business, financial condition and results of operations.

The nature of our business exposes us to risks related to possible shortcomings in data protection. Any perceived or actual unauthorized disclosure of personally identifiable information, whether through breach of our network by an unauthorized party, employee theft, misuse or error or otherwise, could harm our reputation, impair our ability to attract and retain our customers, or subject us to claims or litigation arising from damages suffered by individuals.

On December 28, 2018, Provisional Measure No. 869/2018 was passed, amending certain provisions of the General Personal Data Protection Law (Lei Geral de Proteção de Dados), or LGPD, and setting up the National Data Protection Authority (Autoridade Nacional de Proteção de Dados), or ANPD. This measure also extended the deadline for companies to comply with the LGPD to August 2020. Considering the effects of COVID-19, Brazilian Congress approved Bill No. 1179/20 that, inter alia, postpones the enforceability of the administrative sanctions provided for by the LGPD to August 1, 2021. This Bill has been forwarded to the Brazilian President for approval. In parallel, Provisional Measure No. 959, issued by the President in April 2020, postpones the date of entry into force of the LGPD to May 3, 2021. Note that, to remain valid, this Provisional Measure must be approved by Congress. If not, the LGPD will enter into force on August 16, 2020, as originally intended.

As a result of any failure to comply with the LGPD or occurrence of cybersecurity incidents, we may be subject to the following penalties: (1) legal notices and the required adoption of corrective measures, (2) fines of up to 2.0% of our company’s or our group’s revenue up to a limit of R$50.0 million per infraction, (3) disclosure of the violation after its occurrence is duly verified and confirmed, and (4) blocking and erasing the personal data involved in the violation.

Failure to comply with the rules for the protection of personally identifiable information, including the LGPD, could potentially lead to legal proceedings or could result in penalties, significant remediation costs, reputational damage, the cancellation of existing contracts and difficulty in competing for future business. In addition, we could incur significant costs in complying with relevant laws and regulations regarding the unauthorized disclosure of personal information, which may be affected by any changes to data privacy legislation at both the federal and state levels.

Material weaknesses in our internal control over financial reporting have been identified, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed.

While part of our business has been operated in the past as part of publicly traded companies in Brazil (Cogna and Somos), prior to this offering, our accounting personnel and other resources were not structured in a manner consistent with the requirements applicable to a public company listed in the United States. In connection with the audit of our financial statements, we and our independent registered public accounting firm identified certain material weaknesses in our internal controls. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to the (1) ineffective design, implementation and operation of general information technology controls, or GITCs, in the areas of user access and program change-management over information technology systems that support our financial reporting processes, which resulted in business process controls that are dependent on the affected GITCs; (2) ineffective design, implementation and operation of controls within the financial reporting process relating to preparation and review of the financial statements, including the technical application of generally accepted accounting principles and applicability of required disclosures; (3) ineffective design, implementation and operation of controls within the financial process covering the analysis of complex and unusual transactions and judgments including the criteria for allocation of certain transactions in order to properly present the combined carve-out financial statements; and (4) ineffective design of controls over sales cut-off.

We plan to adopt (and are adopting) several measures that will improve our internal control over financial reporting, including increasing the depth and experience within our accounting and finance team, designing and implementing improved processes and internal controls. However, we cannot assure you that our efforts will be effective or prevent any future material weakness or significant deficiency in our internal control over financial reporting.

After this offering, we will be subject to the Sarbanes-Oxley Act, which requires, among other things, that we establish and maintain effective internal controls over financial reporting and disclosure controls and procedures. Under the current rules of the SEC, we will be required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to assess the effectiveness of our internal controls over financial reporting as well as our disclosure controls and procedures. Our testing may reveal additional deficiencies in our internal controls that are deemed to be material weaknesses or significant deficiencies and render our internal controls over financial reporting ineffective. We may also identify deficiencies in our disclosure controls and procedures. We expect to incur additional accounting and auditing expenses and to spend significant management time in complying with these requirements. If we are not able to comply with these requirements in a timely manner, or if we or our management identifies additional material weaknesses or significant deficiencies in our internal controls over financial reporting or in our disclosure controls and procedures, the market price of our Class A common shares may decline and we may be subject to investigations or sanctions by the SEC, the Financial Industry Regulatory Authority, Inc., or FINRA, or other regulatory authorities.

In addition, these new obligations will also require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business. These cost increases and the diversion of management’s attention could materially and adversely affect our business, financial condition and operating results.

We may lose bargaining power with our customers if they organize themselves into negotiating blocs, which could have an adverse effect on our business.

Although the education market in Brazil is extremely fragmented, which reduces the bargaining power of individual schools, groups of schools could organize as blocs or syndicates in an attempt to negotiate lower prices for our services or greater benefits, products and services at the same price. If our schools organized as blocs in an attempt to negotiate lower prices, we would be required to devote additional resources to contract negotiations and could face additional challenges in providing cross-selling or up-selling opportunities to these schools. We could be forced to offer lower prices in connection with any such negotiations or provide bundled services at a discount in an effort to maintain and expand our market share. If we lose bargaining power with our customers, we cannot guarantee that we will be able to sell our products and services at profitable prices, which would adversely affect our business, financial condition and results of operations.

Certain of our revenue depends on intermediaries such as large retailers and other distribution channels, and financial difficulties or poor service by these providers could adversely affect our revenue, reputation and results of operations.

We rely on certain intermediaries, such as large retailers and other distribution channels, to make our educational content and products and services available to parents and students. Consequently, a portion of our revenue depends on the level of service offered by these providers, which could depend on their financial and operational health, and their ability to provide adequate service to end consumers. If any of these intermediaries face solvency problems or are unable to provide services or fail to honor their financial commitments to us, our revenue, reputation and results of operations could be adversely affected.

We cannot assure that we have enforceable written contracts in place with all of our suppliers and other third parties with which we conduct business.

We have many suppliers and maintain business relations with a number of third parties. However, not all of our commercial relationships with third parties are formalized through written contracts. The absence of a written contract formalizing our commercial relationships could have an adverse effect on our business, as we may need the existence of written contracts to, among other things, substantiate our commercial relationship with the third party in court, defend ourselves against any litigation by the third party or enforce our rights against the third party in the event of a dispute. If we are subject to any conflicts with third parties with whom we do not maintain written contracts in force, our business, financial condition and results of operations could be materially adversely affected.

We may face restrictions and penalties under the Consumer Defense Code in the future.

Brazil has a series of strict consumer defense laws, known as the Consumer Defense Code. These laws apply to every company in Brazil that provides products or services to Brazilian consumers. They include protection against misleading and specious advertising, protection against coercive or unfair commercial practices and protection in drafting and interpreting agreements, normally in the form of civil responsibilities and administrative penalties for violations. We may infringe or be accused of infringing the Consumer Defense Code, and incur penalties, and we may be unable to contest such penalties.

Penalties may be imposed by the branches of the Consumer Protection and Defense Foundation (Programa de Proteção e Defesa do Consumidor), or PROCON, or by the National Consumer Department (Secretaria Nacional do Consumidor), or SENACON. Companies can reach agreements for complaints submitted by consumers to PROCON branches by paying an indemnity directly to the consumers or through a mechanism that allows them to adjust their conduct, called a Conduct Adjustment Agreement (Termo de Ajuste de Coduta), or TAC. Any indemnities or TACs could adversely affect our reputation and financial situation.

The public prosecutor’s office and public defenders in Brazil can also initiate investigations of alleged violations of consumer rights and demand that companies sign a TAC. Companies that fail to comply with TACs face potential enforcement procedures and other penalties such as fines, as provided for in each TAC. The public prosecutor’s office and public defenders in Brazil can also file public civil proceedings against companies that violate consumer rights or the rules of competition, to ensure strict compliance with the consumer defense laws and indemnities for any damage to consumers. In certain cases, we may also face investigations and/or sanctions by CADE, in the event that our commercial practices are accused of affecting competition in the markets where we operate or the consumers in these markets.

Other methods of entry of students into universities, other than university entrance exams or ENEM, could put our preparatory course business at risk.

Our preparatory courses are focused on preparing students to enter universities by means of specific entrance exams or through ENEM and are powerful lead-generation tools for our go-to-market strategy. These preparatory courses are specifically tailored in an effort to help students achieve success in entrance exams that are focused on specific criteria and aptitudes and are administered according to known methodologies. If universities were to change their admissions criteria to focus primarily on grades achieved in secondary school, demand for our preparatory courses could decline. Likewise, if universities used new or alternative entrance exams based on different content or testing methodologies, our existing preparatory courses may not be adequate in preparing students for any such new alternative entrance exams or alternative testing methodologies, and we may not be successful in adapting our existing courses at the pace needed to respond to such changes in exams or testing methodologies, or at all, which could impact the reputation of our preparatory courses and lead to a decrease in enrollment in our courses. We could also face challenges in adapting our courses in a cost-efficient manner, which could have an adverse impact on our business and results of operations. Any change in admissions practices for which we are unable to successfully adapt our current preparatory courses could cause a decline in enrollment in our courses, force us to lower our prices and/or result in increased costs, and would have a material adverse effect on our business, financial condition and results of operations.

We are susceptible to the illegal or improper use of our Content & EdTech and Digital Platforms, which could expose us to liability and damage our business.

Our Content & EdTech and Digital Platforms are susceptible to unauthorized use, software license violations, copyright violations and unauthorized copying and distribution (whether by students, schools or others), theft, employee fraud and other similar infractions and violations. Such occurrences can harm our business and consequently negatively affect our operating results. We could be required to expend significant resources to police against and combat improper use of our Content & EdTech and Digital Platforms, and still may be unsuccessful in preventing against such occurrences or identifying those responsible for any such misuse. Any failure to adequately protect against any such illegal or improper use of our platforms could expose us to liability or reputational harm and could have a material adverse effect on our business, financial condition and results of operations.

Unfavorable decisions in our legal or administrative proceedings may adversely affect us.

We are, and may be in the future, party to legal and administrative proceedings arising from the ordinary course of our business or from nonrecurring corporate, tax or regulatory events, involving our suppliers, students and faculty members, as well as from environmental events, competition and tax authorities, especially with respect to civil, tax and labor claims. For instance, Somos Educação, which used to operate our K-12 business under the Anglo brand, is currently party to an administrative proceeding with the sellers of the Anglo business due to a dispute with the sellers regarding indemnities for certain contractual contingencies, for which we have classified the risk of losses as probable, possible and remote, in the amount of R$13.8 million that we understand to be their responsibility, and which are disputed by the sellers. At the time of the business combination an indemnification asset was recorded. The book value of the asset at December 31, 2019 is R$3.0 million. However, we cannot assure that our position will prevail, and we could be subject to an adverse outcome in this proceeding, that, considered in the aggregate with other proceedings both known and unknown to us, could have an adverse effect on our financial condition and results of operations. We cannot guarantee that the results of these proceedings will be favorable to us or that we have made sufficient provisions for liabilities that may arise as a result of these or other proceedings. Adverse decisions in material legal proceedings may adversely affect our results of operations, reputation and the price of our Class A common shares. See “Business—Legal and Administrative Proceedings.”

We may not be sufficiently protected by our parent company against potential liabilities arising from past business practices related to Somos Sistemas that could materialize in the future.

In connection with our corporate reorganization, on December 5, 2019, our subsidiary Somos Sistemas entered into an indemnification agreement with our parent company, Cogna, whereby the latter agreed to indemnify us for cash outflows related to contingencies that may arise due to events occurring prior to the corporate reorganization process that is being held by Cogna Group, for up to R$151.1 million, including for contingencies or lawsuits that may materialize after January 1, 2020 so long as the events for which such contingency arises occurred prior to January 1, 2020. However, this indemnity agreement does not prevent our assets being subject to certain legal restrictions, such as the freezing of our bank accounts, which could require additional reimbursements or further legal action to release our assets, and we cannot guarantee that the indemnifying party will take such actions on a timely basis, or at all, which could have an adverse effect on our business and financial condition.

We outsource certain labor, which may create an obligation on our part to pay certain labor and social security obligations.

We outsource certain labor, primarily for cleaning services, building renovations and surveillance, and contract with third party companies who provide the employees for these services. Because we benefit from the services provided by these outsourced workers, we may become liable under Brazilian law to pay certain labor and social security obligations for the benefit of these workers if the service provider companies providing such outsourced labor fail to comply with their labor and social security obligations on behalf of these workers, and may also be fined by the relevant authorities. We may not have any recourse against the employers of these workers if they fail to meet their labor and social security obligations. We are unable to predict the potential size of any such liability. Any requirement to pay the labor and social obligations related to outsourced workers could have a material adverse effect on our financial condition and results of operations.

We currently sell products and services to government agencies, which subjects us to certain penalties if we do not satisfactorily fulfill our agreements with government agencies or if the agreements are terminated early and we may be subject to liability for prior sales to government agencies in connection with activities undertaken in the past by our affiliates or subsidiaries of our parent company.

We are currently party to certain agreements with government agencies related to the sale of our educational materials, which currently represents a small portion of our total net revenue from sales and services. While we do not plan on emphasizing the selling of educational materials to government agencies, we must maintain several agreements with government agencies in force until their expiration in December 2020. If we fail to adequately perform on our contracts with government agencies before their expiration, we would be subject to sanctions under Law 8,666/91, which range from warnings and fines, to prohibitions on doing business with the government for a period of up to 8 years. In addition, we could be subject to indemnity claims, and claims for losses or damages, any of which could have an adverse effect on our business and reputation.

In addition, we may be held responsible in the future for past business operations that we no longer undertake, such as the sale of teaching material to the federal government under the Programa Nacional do Livro e do Material Didático, or the PNLD. We no longer do business under the PNLD, but we may be subject to certain liabilities, including in connection with applicable anti-corruption laws, for past dealings. While our parent company agreed to indemnify us against certain contingent liabilities, including certain past dealings with government agencies, as part of our corporate reorganization, there can be no assurance that the indemnification agreement with our parent company will fully protect us against potential legal proceedings or government actions, which could have an adverse effect on our business, our reputation, our financial condition and results of operations.

The assignment to us of sales agreements with the Industry Social Service (Serviço Social da Indústria), or SESI, is subject to consent by SESI and we cannot assure you that such consent will be granted.

Other subsidiaries of our parent company are currently party to approximately 24 agreements with SESI/SENAI for the sale of educational content to schools maintained by SESI/SENAI. We expect that these agreements will be assigned to us as part of our parent company’s ongoing corporate reorganization, giving us the right and obligation to supply educational content to SESI to the end of the term of the existing agreements. However, assignment of these agreements is subject to prior approval by SESI, which approval SESI has not been granted as of the date of this prospectus, nor can we assure that SESI will approve such assignments. If SESI does not approve the assignment of such agreements in connection with the corporate reorganization, either in whole or in part, we will not be entitled to receive the revenue we expect to receive in 2020 for sales of educational content to schools operated by SESI, which would have an adverse effect on our business and results of operations. For the three months ended March 31, 2020, net revenue from sales and services derived from the sales agreements with SESI that we expect will be assigned to us totaled R$7.0 million and R$26.8 million for the year ended December 31, 2019. Our parent company’s corporate reorganization could also be delayed, and our management may choose to delay the assignment of the SESI agreements to us until completion of the corporate reorganization or may seek to assign such agreements subject to the condition precedent that SESI approve such assignment further delaying the assignment of such agreements to us. Any delay in our ability to generate revenue from the sale of educational content to schools operated by SESI under these agreements would have an adverse effect on our business and results of operations.

We have recorded provisions for tax, civil and labor losses for past business practices and acquired businesses that could materialize in the future, which could have an adverse effect on our business and financial condition.

As of March 31, 2020, in connection with our past business practices and acquired businesses, we have recorded provisions for tax, civil and labor losses on our statement of financial position in an amount of R$608.3 million primarily related to litigation assumed in connection with acquired businesses, including Somos-Anglo, Pluri Educacional and MindMakers. While the sellers of such businesses provided contractual indemnities against eventual contingent liabilities associated with these businesses, depending on the eventual outcome of potential claims or proceedings related to these contingencies, the contractual indemnities offered by the sellers, and the amounts we have recorded as provisions on our statement of financial position, may not be sufficient to cover the financial liabilities that we may face in connection with such contingencies, which could have a material adverse effect on our business and financial condition. In addition, on December 5, 2019, our subsidiary Somos Sistemas entered into an indemnification agreement with our parent company, Cogna, whereby the latter agreed to indemnify us for cash outflows related to contingencies that may arise due to events occurring prior to the corporate reorganization process that is being held by Cogna Group, for up to R$151.1 million. However, depending on the final results of eventual legal proceedings and the volume of contingencies that arise up to the date of this offering, such indemnity may not be sufficient to cover all of our losses, which would have an adverse effect on our financial condition and results of operations. For example, Somos Educação, which used to operate our K-12 business under the Anglo brand, is currently party to an administrative proceeding with the sellers of the Anglo business due to a dispute with the sellers regarding indemnities for certain contractual contingencies, for which we have classified the risk of losses as probable, possible and remote, in the aggregate amount of R$13.6 million that we understand to be their responsibility, and which are disputed by the sellers. At the time of the business combination an indemnification asset was recorded. The book value of the asset at March 31, 2020 is R$3.0 million. However, we cannot assure that our position will prevail, and we could be subject to an adverse outcome in this proceeding, that, considered in the aggregate with other proceedings both known and unknown to us, could have an adverse effect on our financial condition and results of operations. We cannot guarantee that the results of these proceedings will be favorable to us or that the indemnity granted to us by our parent company would be sufficient to cover liabilities that may arise as a result of these or other proceedings. If losses that arise in the future exceed the indemnity granted by our parent company, our business and results of operations will be negatively affected.

We may be held responsible for events that occur on the premises of our customers or at the sites where we offer our preparatory courses, which could adversely affect our business.

We could be held responsible for actions made by students, staff or third parties on the premises of our partner schools or at the sites where we offer our preparatory courses. In the event of accidents, injuries, harassment or other illegal acts or if anyone is harmed on the premises of our partner schools or at the sites where we offer our preparatory courses, we could be involved in legal proceedings claiming that we are directly or indirectly responsible for the relevant harm, whether due to allegations of negligence or lack of adequate supervision. If we are unsuccessful in defending ourselves against any such proceedings, an adverse decision against us could have a material adverse effect on our business and reputation, and on our financial condition and results of operations.

We could be adversely affected if we are unable to renegotiate collective labor agreements with the unions representing our staff, or by strikes or other union action. In addition, we may be adversely affected by negotiations made by the unions that represent our employees if such negotiations are not in line with our business plan and financial condition and we may not be able to pass on our cost increases by means of adjusting the contractual rates we charge our customers, which may affect our operating results.

Salaries and payroll charges account for a significant component of our total expenses (which are comprised of the sum of costs of goods sold and services, general and administrative, commercial and other expenses). Salaries and payroll charges for the three months ended March 31, 2020 were R$63.2 million, or 20.2%, of the Successor’s total expenses of R$313.7 million. For the year ended December 31, 2019, salaries and payroll charges of the Successor were R$200.6 million, representing 22.1% of the total expenses of R$907.2 million. The salaries and payroll charges of the Successor for the period from October 11 to December 31, 2018 was R$62.4 million, or 30.4% of the Successor’s total expenses, which was R$205.4 million. The salaries and payroll charges of the sum of the Predecessors for the period from January 1 to October 10, 2018 was R$185.9 million, or 26.1% of the Predecessors’ total expenses, which was R$711.9 million. The salaries and payroll charges of the Predecessors for the year ended December 31, 2017 was R$176.7 million, or 27.8% of the Predecessors’ total expenses, which was R$637.2 million. Our employees are represented by unions with a strong presence in the K-12 education sector and are covered by collective bargaining agreements or similar arrangements that determine how many hours they work, their minimum compensation and salary adjustments (which are generally linked to inflation), vacation time and additional benefits, among other terms. These agreements are renegotiated annually and may be modified to our disadvantage in the course of these negotiations. We might also be adversely affected if we are unable to establish and maintain cooperative relations with the unions representing our staff, or we might face strikes, stoppages or other labor disturbances by our employees.

Our negotiations with the unions that represent our employees are not always in line with our business plan and such unions may not always consider our current financial condition in when they take certain negotiating positions. Consequently, these unions may pursue terms and conditions under collective bargaining agreements that may be beneficial to our employees but would adversely affect us.

Additionally, we might not be able to pass on cost increases due to the renegotiation of collective bargaining agreements to the fees we charge our customers, and this could have a material adverse effect on our business.

Our educational content might not meet all the requirements of the National Common Curriculum Base, and this could adversely affect our revenue from the sale of educational products and content.

The National Education Plan (Plano Nacional de Educação) passed pursuant to Law No. 13,005/2014 created a National Common Curriculum Base (Base Nacional Comum Curricular or BNCC). The BNCC is a series of guidelines defining a curriculum that specifies the key abilities and knowledge that must be taught as part of primary and secondary education in Brazil, and each institution has discretion to design or adapt its curriculum and teaching projects in line with the BNCC guidelines. The standards set by the BNCC may influence the decisions taken by teaching professionals in private schools. If we are unable to successfully incorporate all the BNCC standards into our educational products and content, our sales of teaching products and solutions could be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations.

We may be adversely affected by legal proceedings involving our parent company or members of its management.

Our parent company is party to legal proceedings that could subject it to financial liability. If our parent company fails to pay fines or penalties assessed in any such proceedings when due, its equity interest in subsidiaries, including us, could be seized in satisfaction of such obligations. Any condemnation of other companies controlled by our parent company could also adversely affect the price of our shares. Moreover, management of our operations could be adversely affected if any member of management of our parent company is subjected to imprisonment or restriction on liberty pursuant to any court order, which could have an adverse effect on our business, results of operations and financial condition.

We may not have sufficient insurance to protect ourselves against substantial losses.

We have insurance policies to provide coverage against certain potential risks, such as property damage and personal injury, as well as D&O insurance for our management team. However, we cannot guarantee that our insurance coverage will always be available or will be sufficient to cover possible claims for these risks. In addition, there are certain types of risk that might not be covered by our policies, such as war, acts of nature, force majeure or interruption of certain activities. Moreover, we might be obliged to pay fines and other penalties in the event of delays in product delivery, and such penalties are not covered by our insurance policies. Additionally, we may not be able to renew our current insurance policies under the same terms or at all. Risks not covered by our insurance policies or the inability to renew policies on favorable terms or at all could adversely affect our business and financial condition.

If we are not able to obtain, renew or register our lease agreements on favorable terms, our results of operations may be adversely affected.

According to Brazilian law, a lessee has the right to renew existing leases for subsequent terms equal to the original term of the lease. In order for a lessee to enforce this right, the following criteria must be met (1) the non-residential lease agreement must have a fixed term equal to or greater than five consecutive years, or, in the event there is more than one agreement or amendments thereto regarding the same real estate, the aggregate term in all such agreement and amendments must be greater than five consecutive years, (2) the lessee must have been using the property for the same purpose for a minimum period of three years and (3) the lessee must claim the right of renewal at the most one year and at least six months prior to the end of the term of the lease agreement.

The lease agreements for a few some of our facilities are for periods of less than five years, and therefore are not entitled to renewal rights, and so the lessor might refuse to renew when the lease expires. In addition, a few of our leases have indeterminate terms and are subject to termination at any time by the lessor so long as the lessor provides notice to the lessee at least 30 days from the date the lessor wants the lessee to vacate the property. If we are forced to close any of our educational facilities or have to find other properties due to the termination of a lease agreement and our inability to renew the lease, our business and results of operations may be adversely affected.

The lease agreements for some of the properties we use are not registered with the corresponding property registry. Registering and obtaining a certificate of registration for our lease agreements with the appropriate registries may take longer than expected or may not be successfully completed due to obstacles that are unknown to us and are outside of our control. Registering the lease agreements and obtaining the appropriate certificate of registration is important, especially should the property be transferred to a third party, because the third party who acquires the property will be bound by the lease agreement, provided it was (1) entered into for a specified term, (2) has a duration clause and (3) is registered in and approved by the competent real estate registry office. Should a duly registered leased property be put up for sale, the lessee will have a right of first refusal However, if the lease agreement is not registered, the lessee may not contest an infringement of its right of first refusal. If we do not have a right of first refusal our business may be adversely affected.

We are currently in the process of obtaining or renewing local licenses and permits, including licenses from the fire department, for some of the real estate we use and the businesses we operate. Failure to obtain renewals of these licenses and permits on a timely manner may result in penalties, including closures of some of our educational facilities, which could adversely affect us.

The use of all of our buildings is subject to the successful acquisition of an occupancy permit (Habite-se), or equivalent certificate, issued by the municipality where the property is located, certifying that the building has no deficiencies. In addition, nonresidential properties are required to have a use and operations license and/or permit, issued by the competent municipality, and a fire department inspection certificate and other licenses and registrations necessary for their regular use.

We are currently in the process of obtaining or renewing these licenses for some of the properties we use and the businesses we operate. The absence of such licenses may result in penalties ranging from fines to forced demolition of the areas that were not built in compliance with applicable codes or, in the worst scenario, closure of the educational facility lacking the licenses and permits. Failure to register with municipal, state or federal bodies may damage us because we shall not be able to collect charges from our customers due to our inability to issue proper tax receipts.

Any penalties imposed, and in particular the forced closure of any of our units, may result in a material adverse effect on our business. Moreover, in the event of any accident at our educational facilities, the lack of such licenses may result in civil and criminal liability, as well as cause the cancellation of eventual insurance policies for the respective facility and may damage our reputation.

In connection with our corporate reorganization, we depend on certain authorizations from public entities to be able to continue issuing invoices and any failure to obtain such authorizations could adversely affect our business.

In connection with our ongoing corporate reorganization, we may face delays in obtaining authorization from public entities to issue invoices, and the billing process to our customers may be delayed, which would adversely affect our operational results. We depend on grants from public entities authorizing us to issue invoices related to the sales of our products and services. In case we cannot timely issue invoices, our billing process may be delayed, and we will not receive proceeds from our customers in a timely manner which would adversely affect our operational results.

Any liquidation proceedings involving a company of our group may be conducted on a consolidated basis.

In the event of liquidation proceedings involving a company of the Cogna group, Brazilian courts may consider our assets and liabilities to be unified within the scope of such liquidation proceedings as if they belonged to a single company on a consolidated basis (Teoria da Consolidação Substancial), allocating our parent net investments to pay creditors of our parent company or other companies in our group. If this happens, the value of our shares may be adversely affected.

Certain Factors Relating to Brazil

The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement as well as Brazil’s political, regulatory, legal and economic conditions could harm us and the price of our Class A common shares.

The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import and export restrictions. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future, and how these can impact us and our business. We and the market price of our securities may be harmed by changes in Brazilian government policies, as well as general economic factors, including, without limitation:

•	growth or downturn of the Brazilian economy;

•	interest rates and monetary policies;

•	exchange rates and currency fluctuations;

•	inflation;

•	liquidity of the domestic capital and lending markets;

•	import and export controls;

•	exchange controls and restrictions on remittances abroad and payments of dividends;

•	modifications to laws and regulations according to political, social and economic interests;

•	fiscal policy and changes in tax laws;

•	economic, political and social instability, including general strikes and mass demonstrations;

•	the regulatory framework governing the educational industry;

•	labor and social security regulations;

•	energy and water shortages and rationing;

•	commodity prices including prices of paper and ink;

•	changes in demographics, in particular declining birth rates, which will result in a decrease in the number of enrolled students in primary and secondary education in the future; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian federal government will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on our activities and consequently our operating results and may also adversely affect the trading price of our Class A common shares. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and our Class A common shares. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Brazilian Macroeconomic Environment.”

The ongoing economic uncertainty and political instability in Brazil, including as a result of ongoing investigations, may harm us and the price of our Class A common shares.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil.

The recent economic instability in Brazil have contributed to a decline in market confidence in the Brazilian economy. Various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest of such investigations, known as “Operação Lava Jato,” have negatively impacted the Brazilian economy and political environment. The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict whether the ongoing investigations will result in further political and economic instability, or if new allegations against government officials and/or executives of private companies will arise in the future. A number of senior politicians, including current and former members of Congress and the Executive Branch, and high-ranking executive officers of major corporations and state-owned companies in Brazil were arrested, convicted of various charges relating to corruption, entered into plea agreements with federal prosecutors and/or have resigned or been removed from their positions as a result of these Lava Jato investigations. These individuals are alleged to have accepted bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. The profits of these kickbacks allegedly financed the political campaigns of political parties, for which funds were unaccounted or not publicly disclosed. These funds were also allegedly directed toward the personal enrichment of certain individuals. The effects of Lava Jato as well as other ongoing corruption-related investigations resulted in an adverse impact on the image and reputation of the companies that have been implicated as well as on the general market perception of the Brazilian economy, political environment and capital markets. We have no control over, and cannot predict, whether such investigations or allegations will lead to further political and economic instability or whether new allegations against government officials will arise in the future.

Amidst this background of recent political uncertainty, in August 2016, the Brazilian Senate approved the removal from office of Brazil’s then-President, Dilma Rousseff, following a legal and administrative impeachment process for infringement of budgetary laws. Michel Temer, the former Vice-President, who assumed the presidency of Brazil following Rousseff’s ouster, is also under investigation on corruption allegations. In addition, the former President, Luiz Inácio Lula da Silva, began serving a 12-year prison sentence on corruption and money laundering charges in April 2018 yet had led for a while the polls as a top contender to win the 2018 presidential election. On October 28, 2018, Jair Bolsonaro, a former member of the military and three-decade congressman, was elected the president of Brazil and took office on January 1, 2019. During his presidential campaign, Mr. Bolsonaro was reported to favor the privatization of state-owned companies, economic liberalization, and social security and tax reforms. However, there is no guarantee that Mr. Bolsonaro will be successful in executing his campaign promises or passing certain reforms fully or at all, particularly when confronting a divided Congress. In addition, his current minister of the economy, Paulo Guedes, proposed during the presidential campaign the revocation of the income tax exemption on the payment of dividends, which, if enacted, would increase the tax expenses associated with any dividend or distribution by Brazilian companies, which could impact our capacity to receive future cash dividends or distributions net of taxes from our subsidiaries. Moreover, Mr. Bolsonaro was generally a polarizing figure during his campaign for the presidency, particularly in relation to certain of his behavioral views, and we cannot predict the ways in which a divided electorate may continue to impact his presidency and ability to implement policies and reforms, as well as external perception regarding the Brazilian economy and political environment, all of which could have a negative impact on our business and the price of our securities. In addition, the Brazilian Supreme Court is currently investigating President Bolsonaro in connection with certain allegations made by the former Minister of Justice.

It is expected that the current Brazilian federal government may propose the general terms of fiscal reform to stimulate the economy and reduce the forecasted budget deficit for 2020 and following years, but it is uncertain whether the Brazilian government will be able to gather the required support in the Brazilian Congress to pass additional specific reforms. We cannot predict which policies the Brazilian federal government may adopt or change or the effect that any such policies might have on our business and on the Brazilian economy. In addition, the Brazilian government is incurring significant levels of debt to finance measures to combat the COVID-19 pandemic which is expected to increase the Brazilian budget deficit. Any such new policies or changes to current policies, including measures to combat the COVID-19 pandemic, may have a material adverse impact on our business, results of operations, financial condition and prospects.

Any of the above factors may create additional political uncertainty, which could harm the Brazilian economy and, consequently, our business and the price of our Class A common shares.

Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future would harm our business and the price of our Class A common shares.

In the past, Brazil has experienced extremely high rates of inflation. Inflation and some of the measures taken by the Brazilian government in an attempt to curb inflation have had significant negative effects on the

Brazilian economy generally. Inflation, policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty and heightened volatility in the Brazilian capital markets.

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, which is published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, Brazilian inflation rates were 4.3%, 3.8% and 3.0% for the years ended December 31, 2019, 2018 and 2017, respectively, and 0.53% for the three months ended March 31, 2020. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Class A common shares. One of the tools used by the Brazilian government to control inflation levels is its monetary policy, specifically in regard to the official Brazilian interest rate. An increase in the interest rate restricts the availability of credit and reduces economic growth, and vice versa. During recent years there has been significant volatility in the official Brazilian interest rate, which ranged from 14.25%, on December 31, 2015, to 4.50% on December 31, 2019. As of the date hereof, the official Brazilian interest rate is 2.25%. This rate is set by the Monetary Policy Committee of the Central Bank of Brazil (Comitê de Política Monetária), or COPOM. Any change in interest rate, in particular any volatile swings, can adversely affect our growth, indebtedness and financial condition.

Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. In 2014, the real depreciated by 11.8% against the U.S. dollar, while in 2015 it further depreciated by 32%. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.259 per US$1.00 on December 31, 2016, an appreciation of 16.5% against the rate of R$3.905 per US$1.00 reported on December 31, 2015. In 2017, the real depreciated by 1.5%, with the exchange rate reaching R$3.308 per US$1.00 on December 31, 2017. In 2018, the real depreciated an additional 17.1%, to R$3.875 per US$1.00 on December 31, 2018. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.031 per US$1.00 on December 31, 2019, which reflected a 4.0% depreciation of the real against the U.S. dollar for the year. Recently, due to the COVID-19 and the economic and political instability, the real depreciated 47.2% against the U.S. dollar since December 31, 2019, and reached R$5.937 per US$1.00 as of May 14, 2020, its lowest level since the introduction of the currency in 1994. The exchange rate reported by the Central Bank was R$5.337 per US$1.00 on July 3, 2020. There can be no assurance that the real will not again depreciate against the U.S. dollar or other currencies in the future.

A devaluation of the real relative to the U.S. dollar could create inflationary pressures in Brazil and cause the Brazilian government to, among other measures, increase interest rates. Any depreciation of the real may generally restrict access to the international capital markets. It would also reduce the U.S. dollar value of our results of operations. Restrictive macroeconomic policies could reduce the stability of the Brazilian economy and harm our results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy. These policies and any reactions to them may harm us by curtailing access to foreign financial markets and prompting further government intervention. A devaluation of the real relative to the U.S. dollar may also, as in the context of the current economic slowdown, decrease consumer spending, increase deflationary pressures and reduce economic growth.

On the other hand, an appreciation of the real relative to the U.S. dollar and other foreign currencies may deteriorate the Brazilian foreign exchange current accounts. Depending on the circumstances, either devaluation or appreciation of the real relative to the U.S. dollar and other foreign currencies could restrict the growth of the Brazilian economy, as well as affecting our business, results of operations and profitability.

Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us.

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with contractions of 3.5% and 3.3% in 2015 and 2016, respectively, followed by growth of 1.3% in both 2017 and 2018, and 1.1% in the year ended December 31, 2019. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of our Class A common shares.

The market for securities offered by companies with significant operations in Brazil is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries. To the extent the conditions of the global markets or economy deteriorate, the business of companies with significant operations in Brazil may be harmed. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of China’s growth rate, currency volatility and limited availability of credit and access to capital. Developments or economic conditions in other countries may significantly affect the availability of credit to companies with significant operations in Brazil and result in considerable outflows of funds from Brazil, decreasing the amount of foreign investments in Brazil.

Crises and political instability in other emerging countries, the United States, Europe or other countries could decrease investor demand for securities offered by companies with significant operations in Brazil, such as our Class A common shares. Investor sentiment in one country may cause capital markets in other countries to fluctuate, affecting the value of our Class A common shares, even if indirectly. The economic, political and social instability in the United States, the trade war between the United States and China, crises in Europe and other countries, the consequences of United Kingdom’s exit from the European Union, and global tensions, as well as economic or political crises in Latin America or other emerging markets, including as a result of the COVID-19 pandemic, can significantly affect the perception of the risks inherent in investment in Brazil. In addition, growing economic uncertainty and news of a potentially recessive economy in the United States may also create uncertainty in the Brazilian economy. These developments, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may harm our business and the price of our Class A common shares.

Any further downgrading of Brazil’s credit rating could reduce the trading price of our Class A common shares.

We may be harmed by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors.

The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:

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In 2015, Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-negative. The BB-negative rating was reaffirmed on February 7, 2019 with a stable outlook, which reflects the agency’s expectations that the Brazilian government will be able to implement policies to gradually improve the fiscal deficit, as well as a mild economic recovery, given improvements in consumer confidence. In April 2020, Standard & Poor’s revised the credit rating for Brazil to BB-negative with a stable outlook.

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In December 2015, Moody’s reviewed and downgraded Brazil’s issue and bond ratings from Baa3 to below investment grade, Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, considering the low growth environment and the challenging political scenario. In April 2018, Moody’s reaffirmed its Ba2 rating, but altered its outlook from “negative” to “stable,” also supported by the projection that the Brazilian government would approve fiscal reforms and that economic growth in Brazil would resume gradually.

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In 2016, Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. The BB-negative rating was reaffirmed in May 2019. In May 2020, Fitch affirmed Brazil’s long-term foreign currency issuer default rating at BB-negative and revised the rating outlook to negative.

Brazil’s sovereign credit rating is currently rated below investment grade by the three credit rating agencies. Consequently, the prices of securities offered by companies with significant operations in Brazil have been negatively affected. A prolongation or worsening of the current Brazilian recession and continued political uncertainty, among other factors, could lead to further ratings downgrades. Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, cause the trading price of our Class A common shares to decline.

Certain Factors Relating to Our Class A Common Shares and the Offering

There is no existing market for our common shares, and we do not know whether one will develop to provide you with adequate liquidity. If our share price fluctuates after this offering, you could lose a significant part of your investment.

Prior to this offering, there has not been a public market for our Class A common shares. If an active trading market does not develop, investors may have difficulty selling any of our Class A common shares that they buy. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the Nasdaq, or otherwise or how liquid that market might become. The initial public offering price for the Class A common shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our Class A common shares at prices equal to or greater than the price paid by you in this offering. In addition to the risks described above, the market price of our Class A common shares may be influenced by many factors, some of which are beyond our control, including:

•	technological innovations by us or competitors;

•	actual or anticipated variations in our operating results;

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changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our Class A common shares or the shares of our competitors;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	future sales of our shares;

•	investor perceptions of us and the industries in which we operate; and

•	difficulties experienced by our parent company and/or by any of our associate companies in Brazil, or direct or indirect subsidiaries of our parent company.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our Class A common shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our financial condition or results of operations. If a market does not develop or is not maintained, the liquidity and price of our Class A common shares could be seriously harmed.

The market price of our shares may be volatile or may decline sharply or suddenly, regardless of our operating performance, and we may not be able to meet investors’ or analysts’ expectations. You may not be able to resell your shares for the initial offer price or above it and you may lose all or part of your investment.

The initial price of the public offering for our common shares was determined by means of negotiations between the underwriters and ourselves and may vary in relation to the market price of our common shares following this offering. If you purchase our common shares in this offering, you may not be able to resell them at the initial price or at a higher price than that of the public offering. We cannot guarantee that the market price after this offering will be equal to or higher than prices in private traded transactions of our common shares that occurred from time to time prior to the offering. The market price of our common shares may fluctuate or decline significantly in response to a number of factors, many of which are beyond our control, including, but not limited to:

•	actual or forecast fluctuations in revenue or in other operating and financial results;

•	announcements by us or estimates by third parties of actual or forecast changes in the number of students and partner schools;

•	variations between our actual operating results and the expectations of securities analysts, investors and the financial community;

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action by securities analysts who begin or continue to cover us, changes in the financial estimates of any securities analysts who follow our company or our failure to meet these estimates or investors’ expectations;

•	announcements by us or by our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	negative media coverage or publicity affecting us or our parent company, whether true or not;

•	changes in the operating performance and stock market valuations of education companies in general, or those of our sector in particular, including our competitors;

•	fluctuations in the price and volume of the stock market in general, including as a result of trends in the economy as a whole;

•	threats of lawsuits and actions brought against us or decided against us;

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developments in the legislation or regulatory action, including interim or final decisions by judicial or regulatory bodies (including any competition authorities that block, delay or subject any of our acquisitions to significant limitations or restrictions on our ability to operate in one or more markets or that require us to divest our business or the other entity’s business in one or more markets);

•	changes in accounting standards, policies, guidelines, interpretations or principles;

•	any significant changes to our board of directors or management;

•	any security incidents or public reports of security incidents that occur in our platform or in our sector;

•	statements, comments or opinions from public officials that our product offerings are or may be illegal, regardless of interim or final decisions of judicial or regulatory bodies; and

•	other events or factors, including those resulting from war, terrorist incidents, natural disasters or responses to such events.

In addition, price and volume fluctuations in the stock markets have affected and continue to affect the stock prices of many education companies. Often, their stock prices fluctuate in ways that are unrelated or disproportionate to the operating performance of companies. In some instances, shareholders have filed a class action lawsuit after periods of market volatility. If we are involved in litigation regarding securities, this could subject us to substantial costs, divert resources and management attention from our business and seriously undermine our business. In addition, the occurrence of any of the factors listed above, along with others, may cause our share price to drop significantly and there is no guarantee that our share price will recover. As a result, you may not be able to sell your shares at or above the initial price of the public offering and you may lose some or all of your investment.

Our parent company, our sole shareholder prior to this offering, will own 100% of our outstanding Class B common shares, which represent approximately    % of the voting power of our issued share capital and    % of our total equity ownership following the offering, and will control all matters requiring shareholder approval. Our parent company’s ownership and voting power limits your ability to influence corporate matters.

After this offering, our parent company will continue to control our company, but will not hold any of our Class A common shares. Nevertheless, our parent company will beneficially own    % of our issued share capital (or                % if the underwriters’ option to purchase additional Class A common shares is exercised in full) through its beneficial ownership of all of our outstanding Class B common shares, and consequently,                % of the combined voting power of our issued share capital (or                % of our combined voting power if the underwriters’ option to purchase additional Class A common shares is exercised in full). Our Class B common shares are entitled to 10 votes per share and our Class A common shares, which are the common shares we are offering in this offering, are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer, subject to limited exceptions. As a result, our parent company will control the outcome of all decisions at our shareholders’ meetings and will be able to elect a majority of the members of our board of directors. Our parent company will also be able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. For example, our parent company may cause us to make acquisitions that increase the amount of our indebtedness or outstanding Class A common shares, sell revenue generating assets or inhibit change of control transactions that benefit other shareholders. Our parent company’s decisions on these matters may be contrary to your expectations or preferences, and our parent company may take actions that could be contrary to your interests. Our parent company will be able to prevent any other shareholders, including you, from blocking these actions. For further information regarding shareholdings in our company, see “Principal Shareholders.”

So long as our parent company continue to beneficially own a sufficient number of Class B common shares, even if our parent company beneficially owns significantly less than 50% of our outstanding share capital, our parent company will be able to effectively control our decisions. For example, if our Class B common shares

amounted to    % of our outstanding common shares, our parent company would collectively control    % of the voting power of our outstanding common shares. If our parent company sells or transfers any of its Class B common shares, such shares will generally convert automatically into Class A common shares, subject to limited exceptions, such as transfers to affiliates, to trustees for the holder or its affiliates and certain transfers to U.S. tax exempt organizations. The fact that any Class B common shares convert into Class A common shares if our parent company sells or transfers them means that our parent company will in many situations continue to control a majority of the combined voting power of our outstanding share capital, due to the voting rights of any Class B common shares that it retains. However, if our Class B common shares at any time represent less than 10% of the total number of shares in the capital of the company outstanding, the Class B common shares then outstanding will automatically convert into Class A common shares. For a description of the dual class structure, see “Description of Share Capital.”

Our status as a controlled company and a foreign private issuer exempts us from certain of the corporate governance standards of the Nasdaq, limiting the protections afforded to investors.

We are a “controlled company” and a “foreign private issuer” within the meaning of the Nasdaq corporate governance standards. Under the Nasdaq rules, a controlled company is exempt from certain Nasdaq corporate governance requirements. In addition, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain Nasdaq corporate governance requirements, including the requirements that (i) a majority of the board of directors consists of independent directors, (ii) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (iii) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, and (iv) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken. Although we have similar practices, they do not entirely conform to the Nasdaq requirements; therefore, we currently use these exemptions and intend to continue using them. Accordingly, you will not have the same protections provided to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

Class A common shares eligible for future sale may cause the market price of our Class A common shares to drop significantly.

The market price of our Class A common shares may decline as a result of sales of a large number of our Class A common shares in the market after this offering (including Class A common shares issuable upon conversion of Class B common shares) or the perception that these sales may occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Following the completion of this offering, we will have outstanding                Class A common shares and                Class B common shares (or                Class A common shares and                Class B common shares, if the underwriters exercise in full their option to purchase additional shares). Subject to the lock up agreements described below, the Class A common shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act by persons other than our affiliates within the meaning of Rule 144 of the Securities Act.

Our parent company or entities controlled by it or its permitted transferees will, subject to the lock up agreements described below, be able to sell its shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. If our parent company, the affiliated entities controlled by it or its permitted transferees were to sell a large number of Class A common shares, the market price of our Class A common shares may decline significantly. In addition, the perception in the public markets that sales by them might occur may also cause the trading price of our Class A common shares to decline.

We have agreed with the underwriters, subject to certain exceptions, not to offer, sell or dispose of any shares in our share capital or securities convertible into or exchangeable or exercisable for any shares in our share capital during the 180-day period following the date of this prospectus. Our directors, executive officers and our sole shareholder have agreed to substantially similar lock up provisions. However, the                may, in its sole discretion and without notice, release all or any portion of the shares from the restrictions in any of the lock up agreements described above. In addition, these lock up agreements are subject to the exceptions described in “Underwriting,” including the right for our company to issue new shares if we carry out an acquisition or enter into a merger, joint venture or strategic participation.

Sales of a substantial number of our Class A common shares upon expiration of the lock up agreements, the perception that such sales may occur, or early release of these lock up periods, could cause our market price to fall or make it more difficult for you to sell your Class A common shares at a time and price that you deem appropriate.

Our Articles of Association contain anti-takeover provisions that may discourage a third party from acquiring us and adversely affect the rights of holders of our Class A common shares.

Our Articles of Association contain certain provisions that could limit the ability of others to acquire our control, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain our control in a tender offer or similar transactions.

The price of our Class A common shares may be subject to changes in the price of the shares of our parent company.

Our parent company is a public company and listed in Brazil on the B3. Accordingly, investors may choose to value our Class A common shares considering the business group as a whole, and not just our business on its own. Consequently, any change in the price of the shares of our parent company, whether due to factors such as business decisions, the macroeconomic situation in Brazil, the publication of financial results, or otherwise, may negatively affect its market value and, therefore, have an adverse effect on the price of our Class A common shares.

If securities or industry analysts do not publish reports, or publish inaccurate or unfavorable reports about our business, the price of our Class A common shares and our trading volume could decline.

The trading market for our Class A common shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts currently cover our parent company, but they do not, and may never, publish research on our company. If no or too few securities or industry analysts commence coverage of our company, the trading price for our Class A common shares would likely be negatively affected. If one or more of the analysts who cover us downgrade their target price for our Class A common shares or publish inaccurate or unfavorable reports about our business, the price of our Class A common shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Class A common shares could decrease, which might cause the price of our Class A common shares and trading volume to decline.

We may not pay any cash dividends in the foreseeable future.

We may retain our future earnings, if any, for the foreseeable future, to fund the operation of our business and future growth. As a result, capital appreciation in the price of our Class A common shares, if any, will be your only source of gain on an investment in our Class A common shares.

The requirements of being a public company in the United States may overstretch our resources, result in litigation and divert the attention of management from our business.

This offering will have a significant transformative effect on us. We expect to incur significant additional legal, accounting, reporting and other expenses as a result of having publicly traded Class A common shares. We will also incur costs, including, but not limited to, directors’ fees, increased directors’ and officers’ insurance, investor relations, and various other costs of a public company.

We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and the Consumer Protection Act, Nasdaq listing requirements and other rules and regulations applying to companies with publicly listed securities. We expect these rules and regulations to increase our legal and financial compliance costs and make some management and corporate governance activities more difficult, time consuming and costly, particularly after we are no longer an “emerging growth company,” increasing the demands on our systems and resources. Among other things, the SEC rules applying to us, require we file annual and current reports on our business and operating results.

These rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. This could have an adverse impact on our ability to recruit and bring on a qualified independent board.

The additional demands associated with being a public company in the United States may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities to management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our businesses.

In addition, the public reporting obligations associated with being a public company in the United States may subject us to litigation as a result of increased scrutiny of our financial reporting. If we are involved in litigation regarding our public reporting obligations, this could subject us to substantial costs, divert resources and management attention from our business and seriously undermine our business.

Our dual class capital structure means our shares will not be included in certain indices, and this could affect the market price of our Class A shares.

In 2017, FTSE Russell, S&P Dow Jones and MSCI announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices to exclude companies with multiple classes of shares of common stock from being added to such indices. FTSE Russell announced plans to require new constituents of its indices to have at least five percent of their voting rights in the hands of public stockholders, whereas S&P Dow Jones announced that companies with multiple share classes, such as ours, will not be eligible for inclusion in the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. MSCI also opened public consultations on their treatment of no vote and multi class structures and has temporarily barred new multi class listings from its ACWI Investable Market Index and U.S. Investable Market 2500 Index. We cannot assure you that other stock indices will not take a similar approach to FTSE Russell, S&P Dow Jones and MSCI in the future. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in any of these indices and, as a result, mutual funds, exchange traded funds and other investment vehicles that attempt to passively track these indices will not invest in our stock. Exclusion from indices could make our Class A common shares less attractive to investors and, as a result, the market price of our Class A common shares could be adversely affected.

The dual class structure of our common stock has the effect of concentrating voting control with our parent company; this will limit or preclude your ability to influence corporate matters.

Each Class A common share, which are the shares being sold in this offering, will entitle its holder to one vote per share, and each Class B common share will entitle its holder to ten votes per share, so long as the total number of the issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding. Due to the ten to one voting ratio between our Class B and Class A common shares, the beneficial owner of our Class B common shares collectively will continue to control the voting power of our common shares after the completion of this offering and therefore be able to control all matters submitted to our shareholders.

In addition, our Articles of Association provide that at any time when there are Class A common shares in issue, additional Class B common shares may only be issued pursuant to (1) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits, (2) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration, or (3) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to purchase a number of Class B common shares that would allow them to maintain their proportional ownership interests in Vasta (following an offer by us to each holder of Class B common shares to issue to such holder, upon the same economic terms and at the same price, such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in Vasta pursuant to our Articles of Association).

Future transfers by holders of Class B common shares will generally result in those shares converting to Class A common shares, subject to limited exceptions, such as certain transfers effected to permitted transferees or for estate planning or charitable purposes. The conversion of Class B common shares to Class A common shares will have the effect, over time, of increasing the relative voting power of those holders of Class B common shares who retain their shares in the long term.

This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future. For a description of our dual class structure, see “Description of Share Capital—Voting Rights.”

We are a Cayman Islands exempted company with limited liability. The rights of our shareholders, including with respect to fiduciary duties and corporate opportunities, may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our Articles of Association and by the laws of the Cayman Islands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) directors should not properly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. Our Articles of Association have varied this last obligation by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

Conversely, under Delaware corporate law, a director has a fiduciary duty to the corporation and its stockholders and the director’s duties prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. For more information, see “Description of Share Capital—Principal Differences between Cayman Islands and U.S. Corporate Law.”

New investors in our Class A common shares will experience immediate and substantial book value dilution after this offering.

The initial public offering price of our Class A common shares will be substantially higher than the pro forma net tangible book value per share of the outstanding Class A common shares immediately after the offering. Based on an assumed initial public offering price of US$    per share (the midpoint of the price range set forth on the cover of this prospectus) and our net tangible book value as of December 31, 2019 if you purchase our Common shares in this offering you will pay more for your shares than the amounts paid by our existing shareholder for its shares and you will suffer immediate dilution of approximately US$                per share in pro forma net tangible book value. As a result of this dilution, investors purchasing shares in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation. For more information, see “Dilution.”

We may need to raise additional capital in the future by issuing securities, use our Class A common shares as acquisition consideration, or may enter into corporate transactions with an effect similar to a merger, which may dilute your interest in our share capital, change the nature of our business, and/or affect the trading price of our Class A common shares.

We may need to raise additional funds to grow our business, including through acquisitions, and implement our growth strategy going forward by engaging in public or private issuances of common shares or securities convertible into, or exchangeable for, our common shares, which may dilute your interest in our share capital or result in a decrease in the market price of our common shares. Any fundraising through the issuance of shares or securities convertible into or exchangeable for shares, the use of our Class A common shares as acquisition consideration, or the participation in corporate transactions with an effect similar to a merger, may dilute your interest in our capital stock, change the nature of our business from the business that you originally invested in (including as a result of merger or acquisition transactions), and/or result in a decrease in the market price of our Class A common shares.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of a third of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our Class A common shares. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, results of operations and financial condition. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. For more information see the section “Use of Proceeds.”

As a foreign private issuer and an “emerging growth company” (as defined in the JOBS Act), we will have different disclosure and other requirements from U.S. domestic registrants and non-emerging growth companies. We may take advantage of exemptions from certain corporate governance regulations of the Nasdaq, and this may result in less protection for the holders of our Class A common shares.

As a foreign private issuer and emerging growth company, we may be subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on

Form 10 Q or to file current reports on Form 8 K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow Cayman Islands legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

We will follow Cayman Islands laws and regulations that are applicable to Cayman Islands companies. However, Cayman Islands laws and regulations applicable to Cayman Islands companies do not contain any provisions comparable to the U.S. proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or 8-K or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above.

Furthermore, foreign private issuers are required to file their annual report on Form 20 F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10 K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information, although we will be subject to Cayman Islands laws and regulations having substantially the same effect as Regulation Fair Disclosure. As a result of the above, even though we are required to file reports on Form 6 K disclosing the limited information which we have made or are required to make public pursuant to Cayman Islands law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

In addition, according to Section 303A of the Section 5605 of the Nasdaq equity rules listed companies are required, among other things, to have a majority of independent board members, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, we are permitted to, and we will, follow home country practice in lieu of the above requirements. For more information, see the section “Description of Share Capital—Principal Differences between Cayman Islands and U.S. Corporate Law.”

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as an emerging growth company, we will not be subject to the same disclosure and financial reporting requirements as non-emerging growth companies. For example, as an emerging growth company we are permitted to, and intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Also, we will not have to comply with future audit rules promulgated by the U.S. Public Company Accounting Oversight Board, or PCAOB (unless the SEC determines otherwise), and our auditors will not need to attest to our internal controls under Section 404(b) of the Sarbanes Oxley Act. We may follow these reporting exemptions until we are no longer an emerging growth company. As a result, our shareholders may not have access to certain information that they deem important. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual revenue of at least US$1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A common shares that is held by non-affiliates exceeds US$700.0 million as of the prior June 30, and (2) the date on which we have issued more than US$1.07 billion in non-convertible debt during the prior three year period. Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company. We could be an “emerging growth company” for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Class A common shares held by non-affiliates exceeds US$700 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an “emerging growth company” as of the following December 31 (our fiscal year end). We cannot predict if investors will find our Class A common shares less attractive because we may rely on these exemptions. If some investors find our Class A common shares less attractive as a result, there may be a less active trading market for our Class A common shares and the price of our Class A common shares may be more volatile.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

In order to maintain our current status as a foreign private issuer, either (a) more than 50% of our Class A common shares must be either directly or indirectly owned of record by nonresidents of the United States or (b)(1) a majority of our executive officers or directors may not be U.S. citizens or residents, (2) more than 50% of our assets cannot be located in the United States and (3) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer.

Our shareholders may face difficulties in protecting their interests because we are a Cayman Islands exempted company.

Our corporate affairs are governed by our Articles of Association, by the Companies Law (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly defined as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less formal nature of Cayman Islands law in this area.

While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a merger or consolidation of a company that takes place by way of a scheme of arrangement. This may make it more difficult for you to assess the value of any consideration you may receive in such a merger or consolidation or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, Cayman Islands statutory law provides a mechanism for a dissenting shareholder in a merger or consolidation that does not take place by way of a scheme of arrangement to apply to the Grand Court for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.

Shareholders of Cayman Islands exempted companies have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Subject to limited exceptions, under Cayman Islands’ law, a minority shareholder may not bring a derivative action against the board of directors. Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar.

United States civil liabilities and certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, the majority of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside of the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who are not resident in the United States and the substantial majority of whose assets are located outside of the United States.

We have been advised by our Cayman Islands legal counsel, Maples and Calder, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, to the extent that the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Judgments of Brazilian courts to enforce our obligations with respect to our Class A common shares may be payable only in reais. The exchange rate in force at the time may not offer non-Brazilian investors full compensation for any claim arising from our obligations.

Most of our assets are located in Brazil. If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our Class A common shares, we may not be required to discharge our obligations in a currency other than the real. Under Brazilian exchange control laws, an obligation in Brazil to pay amounts denominated in a currency other than the real may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the Class A common shares.

Our Class A common shares may not be a suitable investment for all investors, as investment in our Class A common shares presents risks and the possibility of financial losses.

The investment in our Class A common shares is subject to risks. Investors who wish to invest in our Class A common shares are thus subject to asset losses, including loss of the entire value of their investment, as well as other risks, including those related to our Class A common shares, us, the sector in which we operate, our shareholder structure and the general macroeconomic environment in Brazil, among other risks.

Each potential investor in our Class A common shares must therefore determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

•

have sufficient knowledge and experience to make a meaningful evaluation of our Class A common shares, the merits and risks of investing in our Class A common shares and the information contained in this prospectus;

•

have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in our Class A common shares and the impact our Class A common shares will have on its overall investment portfolio;

•	have sufficient financial resources and liquidity to bear all of the risks of an investment in our Class A common shares;

•	understand thoroughly the terms of our Class A common shares and be familiar with the behavior of any relevant indices and financial markets; and

•

be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

The Cayman Islands Economic Substance Law may affect our operations.

The Cayman Islands has recently enacted the International Tax Co-operation (Economic Substance) Law (2020 Revision), or the Cayman Economic Substance Law. We are required to comply with the Cayman Economic Substance Law. As we are a Cayman Islands company, compliance obligations include filing annual notifications for the Company, which need to state whether we are carrying out any relevant activities and, if so, whether we have satisfied economic substance tests to the extent required under the Cayman Economic Substance Law. As it is a relatively new regime, it is anticipated that the Cayman Economic Substance Law will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to our operations in order to comply with all requirements under the Cayman Economic Substance Law. Failure to satisfy these requirements may subject us to penalties under the Cayman Economic Substance Law.

The Cayman Islands Tax Information Authority shall impose a penalty of CI$10,000 (or US$12,500) on a relevant entity for failing to satisfy the economic substance test or CI$100,000 (or US$125,000) if it is not satisfied in the subsequent financial year after the initial notice of failure. Following failure after two consecutive years the Grand Court of the Cayman Islands may make an order requiring the relevant entity to take specified action to satisfy the economic substance test or ordering it that it is defunct or be struck off.

Lastly, on February 18, 2020, it was announced that the Cayman Islands has been placed on the list of non-cooperative jurisdictions published by the European Union, or EU, for tax purposes. The Cayman Islands government issued a press release on February 18, 2020 affirming that the jurisdiction introduced appropriate legislative changes on February 7, 2020 relating to the EU’s criteria, but that the listing appears to stem from such legislation not being enacted by February 4, 2020, which was the date of the EU’s Code of Conduct Group meeting to advise the EU Finance Ministers prior to the Finance Ministers’ decision regarding the listing on February 18, 2020. The Cayman Islands government press release states that the Cayman Islands remains fully committed to cooperating with the EU, and will continue to constructively engage with them with the view to be delisted as soon as possible. It is unclear as to whether the Cayman Islands being placed on such list will have a significant, or any, effect on us.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references to “U.S. dollars,” “dollars” or “$” are to the U.S. dollar. All references to “real,” “reais,” “Brazilian real,” “Brazilian reais,” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “IFRS” are to International Financial Reporting Standards, as issued by the International Accounting Standards Board, or the IASB.

Financial Statements

Vasta, the company whose Class A common shares are being offered in this prospectus, was incorporated on October 16, 2019, as a Cayman Islands exempted company with limited liability duly registered with The General Registry of the Cayman Islands.

We maintain our books and records in Brazilian reais, the presentation currency for our financial statements and also the functional currency of our operations in Brazil. We prepare our annual consolidated financial statements in accordance with IFRS, as issued by the IASB. Unless otherwise noted, financial information presented herein is stated in Brazilian reais, our reporting currency.

Due to the Acquisition and our corporate reorganization as described under “—Corporate Events—Our Incorporation and Corporate Reorganization,” the financial information contained in this prospectus is derived from the following financial information, including the notes thereto:

•

The unaudited interim condensed combined financial statements of the Successor as of March 31, 2020 and for the three months ended March 31, 2020 and unaudited interim condensed combined carve-out financial statements for the three months ended March 31, 2019, included elsewhere in this prospectus, or our unaudited interim condensed combined financial statements;

•	The audited combined carve-out financial statements of the Successor as of December 31, 2019 and for the period from October 11 to December 31, 2018, included elsewhere in this prospectus;

•

The audited combined carve-out financial statements of the Successor as of December 31, 2018 and October 11, 2018, and for the period from October 11 to December 31, 2018 included elsewhere in this prospectus; and

•

The audited combined carve-out financial statements of the Predecessors as of December 31, 2017 and January 1, 2017, and for the period from January 1 to October 10, 2018 and for the year ended December 31, 2017 included elsewhere in this prospectus.

All references herein to “the audited combined carve-out financial statements” or to “the unaudited interim condensed consolidated carve-out financial statements” are to the financial information described above, as the case may be, included elsewhere in this prospectus.

The Predecessors’, the Successor’s and our fiscal year end on December 31. References in this prospectus to a fiscal year, such as “fiscal year 2019,” relate to our fiscal year ended on December 31 of that calendar year.

Corporate Events

Our Incorporation and Corporate Reorganization

We are a Cayman Islands exempted company incorporated with limited liability on October 16, 2019 for purposes of undertaking our initial public offering, fully owned by Cogna on the date hereof.

On October 11, 2018, Saber, a subsidiary of Cogna (formerly known as Kroton Educacional S.A.), our parent company, and a Brazilian publicly-listed company in the Novo Mercado segment of B3 S.A.—Brasil,

Bolsa, Balcão, or B3, with no controlling shareholder, acquired control over Somos Educação S.A., or Somos Educação, and together with its subsidiaries, the “Somos Group,” for R$6.2 billion, which we refer to herein as the “Acquisition.” Following the Acquisition, Cogna began managing the Somos Group’s K-12 curriculum businesses and since October 2019 Cogna has adopted the Vasta brand for its B2B K-12 business, representing the combination of the K-12 curriculum businesses held by the Predecessors. Consequently, the Acquisition created a new basis of accounting for the Somos Group, using the acquisition method of accounting to record assets acquired and liabilities purchased. This accounting treatment generally results in increased amortization and depreciation reported in future periods. Accordingly, the accompanying combined carve-out financial statements of the Predecessors and Vasta are not comparable in all material respects since those financials statements report financial position, results of operations, and cash flows of these separate businesses. Upon the Acquisition, the Somos Group, along with Pitágoras, came under the indirect common control of Cogna (and with the completion of the corporate reorganization (as defined below), came under the direct control of Vasta).

In this prospectus, we refer to the reorganization of our K-12 B2B business and the structuring of related subsidiaries (including the Contribution (as defined below)) under Vasta as the “corporate reorganization.”

At the time of the issuer’s incorporation, Cogna indirectly held a 100% ownership interest in the Somos Group and, together with its wholly-owned subsidiary EDE, a 100% ownership interest in Saber (7.44% held directly, with the other 92.56% held indirectly). Saber directly and indirectly held a 100% ownership interest in Somos Educação, which in turn held the Somos Group’s K-12 curriculum business. Also, Saber held the K-12 business operated as Pitágoras. In addition, before the implementation of the corporate reorganization, the Somos Group carried out activities or owned assets or liabilities that were not within the scope of Vasta’s business. Such activities, assets or liabilities have already been or will be segregated from the Somos Group into Cogna prior to the consummation of this offering, through one or more corporate or contractual arrangements which include spin-offs, incorporations, capital reductions, purchase and sale of assets or assignment of liabilities, or capitalization of debts among the entities of the Somos Group, Saber, Cogna, EDE or other subsidiaries of Cogna.

On December 17, 2019, following a capital increase approved at Saber’s general shareholders meeting, Cogna increased its equity interest in Saber upon the capitalization into Saber of indebtedness due by Saber to it, in the amount of R$5.5 billion. As of the date hereof, Cogna directly holds a 63.87% ownership interest in Saber and continues to hold the remaining 36.13% ownership interest indirectly, for a 100.0% direct and indirect ownership interest.

On December 31, 2019, following the spin-off of the Pitágoras K-12 business from Saber and the merger of the related assets and liabilities into Somos Sistemas de Ensino S.A., or Somos Sistemas, Cogna became the direct owner of a 100% ownership interest in Somos Sistemas. As of the date hereof, Cogna directly holds a 62% ownership interest in Saber and continues to hold the remaining 38% ownership interest indirectly.

Prior to the consummation of this offering, Cogna will consummate the Contribution, which will be accounted for at historical book value, in return for new Class B common shares issued by Vasta in a one-to-    exchange.

Until the Contribution of Somos Sistemas’ shares to us, we will not have commenced operations and will have only nominal assets and liabilities and no material contingent liabilities or commitments. Following the Contribution, Saber will continue to own and operate, directly or through other subsidiaries, certain K-12 businesses as a subsidiary of Cogna, including the operation of its own K-12 private schools and the sales of textbooks under the PNLD, which are separate from Vasta’s business.

After accounting for the new Class A common shares that will be issued and sold by us in this offering, we will have a total of                 common shares issued and outstanding immediately following this offering,     of these shares will be Class B common shares beneficially owned by Cogna (which will hold     % of the combined

voting power of our outstanding Class A and Class B common shares), and                 of these shares will be Class A common shares beneficially owned by investors purchasing in this offering (which will hold     % of the combined voting power of our outstanding Class A and Class B common shares).

Acquisition of Pluri Educacional

On October 15, 2018, we signed a purchase intention agreement for the acquisition of Pluri Educacional A&R Comércio e Serviços de Informática Ltda. for R$27.8 million. Pluri Educacional, based in the State of Recife, is an entity specialized in solutions, including consulting and technologies for education systems. This acquisition is in line with our strategy of focusing on the distribution of our operations to other regions. This acquisition was consummated in January 2020.

Acquisition of MindMakers

On February 13, 2020, we entered into a purchase agreement to purchase the entire ownership interest of Mind Makers Editora Educacional Ltda., or MindMakers, a company that offers computer programming and robotics courses and helps students develop skills relevant to their educational progress, such as coding and product development, as well as entrepreneurial and socio-emotional skills including teamwork, leadership and perseverance. The total purchase price was R$18.2 million, R$10.0 million of which was payable upon signing the agreement, with half of the remaining balance payable in 2021 and the other half of the remaining balance payable in 2022, with the 2021 and 2022 payments subject to certain adjustments. The agreement is also subject to certain additional earn-outs that could increase the purchase price by and additional R$5.4 million over the life of the earn-out period.

Financial Information in U.S. Dollars

Solely for the convenience of the reader, we have translated some of the real amounts included in this prospectus from Reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$5.199 to US$1.00, the commercial selling rate for U.S. dollars at March 31, 2020 as reported by the Central Bank. See “Exchange Rates” for more detailed information regarding translation of Reais into U.S. dollars and for historical exchange rates for the Brazilian real.

Special Note Regarding Non-GAAP Financial Measures

Adjusted EBITDA, Free Cash Flow and Adjusted Cash Conversion Ratio

This prospectus presents our Adjusted EBITDA, Free Cash Flow and Adjusted Cash Conversion Ratio information for the convenience of investors. Adjusted EBITDA, Free Cash Flow and Adjusted Cash Conversion Ratio are the key performance indicators used by us to measure financial operating performance. Our management believes that these Non-GAAP financial measures provide useful information to investors and shareholders. We also use these measures internally to establish budgets and operational goals to manage and monitor our business, evaluate our underlying historical performance and business strategies and to report our results to the board of directors.

We calculate Adjusted EBITDA as Net profit (loss) for the period / year plus income taxes and social contribution plus/minus net finance result plus depreciation and amortization plus/minus: (a) share-based compensation expenses, mainly due to the grant of additional shares to Somos’ employees in connection with the change of control of Somos to Cogna (for further information refer to note 20 to the audited combined carve-out financial statements of Somos—Anglo); and (b) provision for risks of tax, civil and labor losses regarding penalties, related to income tax positions taken by the Predecessor Somos—Anglo and the Successor in connection with a corporate reorganization carried out by the Predecessor Somos—Anglo (for further information refer to note 20 to the audited combined carve-out financial statements of Somos—Anglo). We understand that such adjustments are relevant and should be considered when calculating our Adjusted EBITDA, which is a practical measure to assess our operational performance that allows us to compare it with other companies that operates in the same segment.

We calculate Free Cash Flow as the net cash flows from operating activities as presented in the statement of cash flows of our financial statements less cash flows required for: (i) acquisition of property, plant and equipment; (ii) addition to intangible assets; and (iii) acquisition of subsidiaries. We consider Free Cash Flow to be a liquidity measure, therefore, we adjust our Free Cash Flow metric with amounts that directly impacted the cash flows in the period in addition to the operating activities. The Free Cash Flow measure provides useful information to management and investors about the amount of cash generated by our operations, deducting for investments in property and equipment to maintain and grow our business.

We calculate Adjusted Cash Conversion Ratio as the cash flows from operating activities divided by Adjusted EBITDA for the relevant period.

We understand that, although Adjusted EBITDA, Free Cash Flow and Adjusted Cash Conversion Ratio are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted EBITDA, Free Cash Flow and Adjusted Cash Conversion Ratio may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

For a reconciliation of our non-GAAP financial measures, see “Selected Financial and Other Information—Reconciliations for Non-GAAP Financial Measures.”

Special Note Regarding ACV Bookings

This prospectus presents our ACV Bookings for the convenience of investors. This operating metric is not prepared in accordance with IFRS. ACV Bookings is a non-accounting managerial metric and represents our partner schools’ commitment to pay for our solutions offerings. We believe it is a meaningful indicator of demand for our solutions. In particular, we believe ACV Bookings is a helpful metric because it is designed to show amounts that we expect to be recognized as revenue from subscription services for the 12-month period between October 1 of one fiscal year through September 30 of the following fiscal year. We generally deliver our educational materials to our schools for their convenience in the last calendar quarter of each year, so that our schools can prepare their classes in advance prior to the start of the following school year in January. As a result, our results of operations for the last quarter of a given fiscal year contain revenue relating to the following school year relating to the content that has been delivered prior to the start of the new fiscal year. Therefore, ACV Bookings conveys information that has predictive value for subsequent months, and which may not be as clearly conveyed or understood by simply analyzing our revenue in our statements of income, especially in view of our recent growth.

We define ACV Bookings as the revenue we would expect to recognize from a partner school in each school year, based on the number of students who have contracted our services, or “enrolled students,” that will access our content at such partner school in such school year. We calculate ACV Bookings by multiplying the number of enrolled students at each school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related school. Although our contracts with our schools are typically for 4-year terms, we record one year of revenue under such contracts as ACV Bookings. For example, if a school enters into a 4-year contract with us to provide one of our Core & EdTech platform solutions (such as learning systems or PAR) to 100 students for a contractual fee of US$100 per student per year, we record US$10,000 as ACV Bookings, not US$40,000. ACV Bookings are calculated based on the sum of actual contracts signed during the sales period and assumes the historical rates of returned goods from customers for the preceding 24-month period. Since the actual rates of returned goods from sales during the period may be different from the historical average rates and the actual volume of merchandise ordered by our customers may be different from the contracted amount, the actual revenue recognized during each period of a sales cycle may be different from the ACV Bookings for the respective sales cycle. Our reported ACV Bookings are subject to risks associated with, among other things, economic conditions and the markets in which we operate, including risks that our contracts may be canceled or adjusted (including as a result of the COVID-19 pandemic). See “Risk Factors—Certain Factors Relating to Our Business and Industry—Our operations and results may be negatively impacted by the COVID-19 pandemic.”

Market Share and Other Information

This prospectus contains data related to economic conditions in the market in which we operate. The information contained in this prospectus concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Market data and certain industry forecast data used in this prospectus were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission website) and industry publications. We obtained the information included in this prospectus relating to the industry in which we operate, as well as the estimates concerning market shares, through internal research, public information and publications on the industry prepared by official public sources, such as the Central Bank, the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, the Brazilian Ministry of Education (Ministério da Educação), or MEC, the Anísio Teixeira National Institute of Educational Studies and Research (Instituto Nacional de Estudos e Pesquisas Educacionais Anísio Teixeira), or INEP, the School Census (Censo Escolar), the NCES, and the Brazilian Economic Institute of Fundação Getúlio Vargas (Instituto Brasileiro de Economia da Fundação Getúlio Vargas), or FGV/IBRE as well as private sources, such as the report by Oliver Wyman that was commissioned by us.

Industry publications, governmental publications and other market sources, including those referred to above, generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Except as disclosed in this prospectus, none of the publications, reports or other published industry sources referred to in this prospectus were commissioned by us or prepared at our request. Except as disclosed in this prospectus, we have not sought or obtained the consent of any of these sources to include such market data in this prospectus.

Rounding

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this prospectus and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this prospectus. These risks and uncertainties include factors relating to:

•	general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business;

•	fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future;

•	our ability to implement our business strategy and expand our portfolio of products and services;

•	our ability to adapt to technological changes in the educational sector;

•	the availability of government authorizations on terms and conditions and within periods acceptable to us;

•	our ability to continue attracting and retaining new partner schools and students;

•	our ability to maintain the academic quality of our programs;

•	the availability of qualified personnel and the ability to retain such personnel;

•	changes in the financial condition of the students enrolling in our programs in general and in the competitive conditions in the education industry;

•	our capitalization and level of indebtedness;

•	the interests of our controlling shareholder;

•	changes in government regulations applicable to the education industry in Brazil;

•	government interventions in education industry programs, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions;

•

cancellations of contracts within the solutions we characterize as subscription arrangements or limitations on our ability to increase the rates we charge for the services we characterize as subscription arrangements;

•	our ability to compete and conduct our business in the future;

•	our ability to anticipate changes in the business, changes in regulation or the materialization of existing and potential new risks;

•	the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors;

•	changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes;

•	changes in labor, distribution and other operating costs;

•	our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us;

•	the effectiveness of our risk management policies and procedures, including our internal control over financial reporting;

•	health crises, including due to pandemics such as the COVID-19 pandemic and government measures taken in response thereto;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	other risk factors discussed under “Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of                shares of our Class A common shares in this offering will be approximately US$                (or US$                million if the underwriters exercise in full their option to purchase additional shares), assuming an initial public offering price of US$                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each US$1.00 increase (decrease) in the assumed initial public offering price of US$                 per share would increase (decrease) the net proceeds to us from this offering by approximately US$                , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately US$                million, assuming the assumed initial public offering price stays the same.

We intend to:

•

use approximately one half of the net proceeds from this offering to repay part of the debt owed to our parent company. As of March 31, 2020, we had outstanding debt owed to our parent company in the amount of R$1.6 billion, which matures on August 15, 2023 and bears average interest of CDI + 1.15% per annum. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness” and “Related Party Transactions—Private Debentures” for further information with respect to the debt we expect to repay with the net proceeds from this offering; and

•

use the other half of the net proceeds to fund expansion through acquisitions or investments in complementary businesses, products or technologies (including to pay the balance of the purchase price of MindMakers; see “Presentation of Financial and Other Information—Corporate Events”). We will have broad discretion in allocating this portion of the net proceeds from this offering.

Although we currently anticipate that we will use the net proceeds from this offering as described above, there may be circumstances where a reallocation of funds is necessary. The amounts and timing of our actual expenditures will depend upon numerous factors, including the factors described under ‘‘Risk factors’’ in this prospectus. Accordingly, our management will have flexibility in applying the net proceeds from this offering. An investor will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and government securities.

DIVIDENDS AND DIVIDEND POLICY

We have not adopted a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and, where applicable, our shareholders.

As a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of Brazil (including imposing legal restrictions on dividend distribution by subsidiaries), agreements of our subsidiaries or covenants under future indebtedness that we or they may incur. Our ability to pay dividends is therefore directly related to positive and distributable net results from our Brazilian subsidiaries. See “Risk Factors—Certain Factors Relating to Our Business and Industry—We depend on our subsidiaries’ financial results, and we may be adversely affected if the performance of our subsidiaries is not positive or if Brazil imposes legal restrictions on, or imposes taxes on, the distribution of dividends by subsidiaries.”

The terms of our existing indebtedness do not restrict our ability to pay dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

Certain Cayman Islands and Brazilian Legal Requirements Related to Dividends

Under the Companies Law and our Articles of Association, a Cayman Islands company may pay a dividend out of either its profit or share premium account, but a dividend may not be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. According to our Articles of Association, dividends can be declared and paid out of funds lawfully available to us, which include the share premium account. Dividends, if any, would be paid in proportion to the number of common shares a shareholder holds. For further information, see “Taxation—Cayman Islands Tax Considerations.”

CAPITALIZATION

The table below sets forth our total capitalization (defined as non-current bonds and financing and parent’s net investment) as of March 31, 2020, as follows:

•	historical carve-out financial information of Vasta, on an actual basis;

•

Vasta, as adjusted for the Contribution, by which our parent company, Cogna, will contribute the entirety of the shares of Somos Sistemas held by Cogna to Vasta. The Contribution will be accounted for at historical book value, in return for new Class B common shares issued by Vasta in a one-to- exchange. Until the Contribution of Somos Sistemas’ shares to us, we will not have commenced operations and will have only nominal assets and liabilities and no material contingent liabilities or commitments. See “Summary—Our Corporate Structure—Our Incorporation and Corporate Reorganization”; and

•

Vasta, as further adjusted for the Contribution and the offering to give effect to the issuance and sale by Vasta of the Class A common shares in the offering, and the receipt of approximately US$         million (R$         million) in estimated net proceeds, considering an offering price of US$         (R$        ) per Class A common share (the midpoint of the range set forth on the cover of this prospectus), after deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering, and the use of proceeds therefrom (and assuming no exercise of the underwriters’ option to purchase additional shares and placement of all offered Class A common shares).

Investors should read this table in conjunction with our unaudited interim condensed combined financial statements as of March 31, 2020 and the related notes included elsewhere in this prospectus, with the sections of this prospectus entitled “Selected Financial and Other Information,” with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with other financial information contained in this prospectus.

	As of March 31, 2020
	Vasta, actual		Vasta, as adjusted for the Contribution(2)		Vasta, as further adjusted for the Contribution and the offering(3)
	(in US$ millions)(1)	(in R$ millions)	(in US$ millions)(1)	(in R$ millions)	(in US$ millions)(1)	(in R$ millions)
Non-current bonds and financing	234.1	1,217.2
Parent’s net investment(4)	600.7	3,123.2
Class A common shares(5)	—	—

Total capitalization(6)(7)	834.8	4,340.4

(1)

For convenience purposes only, amounts in reais as of March 31, 2020 have been translated to U.S. dollars at the exchange rate of R$5.199 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” and “Presentation of Financial and Other Information” for further information about recent fluctuations in exchange rates.

(2)	As adjusted for the Contribution. Please see “Summary—Our Corporate Structure—Our Incorporation and Corporate Reorganization.”
(3)

As further adjusted to give effect to (i) the Contribution, and (ii) the issuance and sale by Vasta of the Class A common shares in the offering, and the receipt of approximately US$            million (R$            million) in estimated net proceeds, considering an offering price of US$             (R$            ) per Class A common share (the midpoint of the range set forth on the cover of this prospectus), after deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering, and the use of proceeds therefrom (and assuming no exercise of the underwriters’ option to purchase additional shares and placement of all offered Class A common shares).

(4)	Comprised of Class B common shares. Includes Class B common shares authorized and outstanding as of the date of this prospectus.
(5)	Includes Class A common shares authorized and ouststanding as of the date of this prospectus.
(6)	Each US$1.00 increase (decrease) in the offering price per Class A common share would increase (decrease) our total capitalization and parent’s net investment by R$ million.
(7)	Total capitalization consists of non-current bonds and financing plus parent’s net investment and, following our initial public offering, the Class A common shares.

Other than as set forth above, there have been no material changes to our capitalization since March 31, 2020.

DILUTION

We have presented the dilution calculation below on the basis of the Successor’s net tangible book value as of March 31, 2020 as if the corporate reorganization had been completed as of March 31, 2020. We do not present the dilution calculation on the basis of Vasta’s actual net tangible book value because until the contribution of Somos shares to it, Vasta will not have commenced operations and will have only nominal assets and liabilities and no material contingent liabilities or commitments.

As of March 31, 2020, the Successor had a net tangible book value of R$             million, corresponding to a net tangible book value of R$             per share. Net tangible book value per share represents the amount of our total assets less our total liabilities, excluding goodwill and other intangible assets, divided by             , the total number of the Successor’s shares adjusted to give effect to: (i) the estimated impacts of an corporate restructuring that Cogna intends to perform, on an effort to streamline its operations, to enhance the current corporate structure by reducing the number of legal entities in the Group and improve overall synergies (the “Corporate Restructuring”); and (ii) the effects of the Contribution using a one-to-             ratio.

After giving effect to the sale of the Class A common shares offered by us in the offering, and considering an offering price of US$             per Class A common share (the midpoint of the range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value estimated as of March 31, 2020 would have been approximately US$             million, representing US$             per share. This represents an immediate increase in net tangible book value of US$             per share to the existing shareholder and an immediate dilution in net tangible book value of US$             per share to new investors purchasing Class A common shares in this offering. Dilution for this purpose represents the difference between the price per Class A common shares paid by these purchasers and net tangible book value per Class A common share immediately after the completion of the offering.

If you invest in our Class A common shares, your interest will be diluted to the extent of the difference between the initial public offering price per Class A common share (when converted into reais) and the pro forma net tangible book value per Class A common share after accounting for the issuance and sale of new common shares in this offering.

Because the Class A common shares and Class B common shares of Vasta have the same dividend and other rights, except for voting, preemption and conversion rights, we have counted the Class A common shares and Class B common shares equally for purposes of the dilution calculations below.

The following table illustrates this dilution to new investors purchasing Class A common shares in the offering.

Net tangible book value per share as of March 31, 2020	US$
Increase in net tangible book value per share attributable to new investors	US$
Pro forma net tangible book value per share after the offering	US$
Dilution per Class A common share to new investors(1)	US$
Percentage of dilution in net tangible book value per Class A common share for new investors		%

(1)

Dilution represents the difference between the offering price per common share paid by new the shareholder and the pro forma net tangible book value per common share immediately after giving effect to this offering.

Each US$1.00 increase (decrease) in the offering price per Class A common share, respectively, would increase (decrease) the net tangible book value after this offering by US$             per Class A common share and the dilution to investors in the offering by US$             per Class A common share.

EXCHANGE RATES

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

The real depreciated against the U.S. dollar from mid-2011 to early 2016. In particular, during 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the real depreciated at a rate that was much higher than in previous years. Overall in 2015, the real depreciated 47.0%, reaching R$3.905 per US$1.00 on December 31, 2015. In 2016, the real recovered significantly, appreciating 16.5% to R$3.259 per US$1.00 on December 31, 2016. In 2017, the real depreciated 1.5% against the U.S. dollar, ending the year at an exchange rate of R$3.308 per US$1.00. In 2018, due to the inherent political instability of the election period, the real/U.S. dollar exchange rate reported by the Central Bank was R$3.875 per US$1.00, which reflected a 17.1% depreciation in the real against the U.S. dollar. As of December 31, 2019, the real/U.S. dollar exchange rate reported by the Central Bank was R$4.031 per US$1.00. Recently, due to the COVID-19 and the economic and political instability, the real depreciated 47.2% against the U.S. dollar since December 31, 2019, and reached R$5.937 per US$1.00 as of May 14, 2020, its lowest level since the introduction of the currency in 1994. The exchange rate reported by the Central Bank was R$5.337 per US$1.00 on July 1, 2020. The Central Bank has intervened occasionally in the foreign exchange market to attempt to control instability in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real to float freely or will intervene in the exchange rate market by re-implementing a currency band system or otherwise. The real may depreciate or appreciate substantially against the U.S. dollar in the future. Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are substantial reasons to foresee a significant imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that the Brazilian government will not place restrictions on remittances of foreign capital abroad in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Brazilian reais per U.S. dollar. The average rate is calculated by using the average of reported exchange rates by the Central Bank on each day during a monthly or yearly period.

Year	Period-end	Average(1)	Low	High
2014	2.656	2.355	2.197	2.740
2015	3.905	3.339	2.575	4.195
2016	3.259	3.483	3.119	4.156
2017	3.308	3.193	3.051	3.381
2018	3.875	3.656	3.139	4.188
2019	4.031	3.946	3.652	4.260

Month	Period-End	Average(2)	Low	High
February 2020	4.499	4.341	4.238	4.499
March 2020	5.199	4.884	4.488	5.199
April 2020	5.427	5.326	5.078	5.651
May 2020	5.426	5.643	5.299	5.937
June 2020	5.476	5.197	4.889	5.476
July 2020 (through July 3, 2020)	5.337	5.335	5.303	5.365

Source: Central Bank.

(1)	Represents the average of the exchange rates on the closing of each day during the year.
(2)	Represents the average of the exchange rates on the closing of each day during the month.

MARKET INFORMATION

Prior to this offering, there has been no public market for our Class A common shares. We cannot assure that an active trading market will develop for our Class A common shares, or that our Class A common shares will trade in the public market subsequent to the offering at or above the initial public offering price.

SELECTED FINANCIAL AND OTHER INFORMATION

The following tables set forth, for the periods and as of the dates indicated, our summary financial and operating data. This information should be read in conjunction with “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined carve-out financial statements, including the notes thereto, included elsewhere in this prospectus.

We have derived the summary statement of profit or loss data (1) for the three months ended March 31, 2020 and 2019 from the Sucessor’s unaudited interim condensed combined financial statements included elsewhere in this prospectus; (2) for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018 from the Successor’s audited combined carve-out financial statements included elsewhere in this prospectus; and (3) for the period from January 1 to October 10, 2018 and for the year ended December 31, 2017 from the Predecessors’ audited carve-out financial statements included elsewhere in this prospectus. We have derived the statement of financial position data (1) as of March 31, 2020 from the Successor’s unaudited interim condensed combined financial statements included elsewhere in this prospectus; (2) as of December 31, 2019 and 2018 from the Successor’s audited combined carve-out financial statements included elsewhere in this prospectus; and (3) as of December 31, 2017 from the Predecessors’ audited carve-out financial statements included elsewhere in this prospectus. We prepare our financial statements in accordance with IFRS, as issued by the IASB, and our interim financial statements in accordance with IAS 34—Interim Financial Reporting. Our historical results are not necessarily indicative of the results that should be expected in the future.

	For Three Months Ended March 31,
	2020	2020	2019
	Successor (Vasta)
	US$ millions(1)	R$ millions
Statement of Profit or Loss
Net revenue from sales and services	75.5	392.4	353.1
Net revenue from sales	74.8	389.1	350.1
Net revenue from services	0.6	3.3	3.0

Costs of goods sold and services	(32.2)	(167.3)	(179.3)

Gross profit	43.3	225.1	173.8

General and administrative expenses(2)	(28.3)	(147.1)	(112.8)
Other operating income, net	0.2	0.8	2.0

Profit before finance result and taxes	15.1	78.8	63.0

Finance income	1.0	5.1	0.8
Finance costs	(8.6)	(44.7)	(41.0)

Finance result	(7.6)	(39.6)	(40.2)

Profit before income tax and social contribution	7.5	39.1	22.8
Income tax and social contribution	(2.2)	(11.5)	(7.9)

Net profit for the period	5.3	27.6	14.9

(1)

For convenience purposes only, amounts in reais for the three months ended March 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5.199 to US$1.00, the commercial selling rate for U.S. dollars as of March 31, 2020 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	Contains the sum of general and administrative expenses, commercial expenses and impairment losses on trade receivables.

	For Year Ended December 31, 2019		For Period from October 11 to December 31, 2018	For Period from January 1 to October 10, 2018		For Year Ended December 31, 2017
	Successor (Vasta)			Predecessor- Somos-Anglo	Predecessor- Pitágoras	Predecessor- Somos- Anglo	Predecessor- Pitágoras
	US$ millions(1)	R$ millions		R$ millions
Statement of Profit or Loss
Net revenue from sales and services	190.4	989.7	246.4	518.5	80.6	686.0	99.4
Net revenue from sales	186.8	971.3	241.2	500.4	80.6	663.4	99.4
Net revenue from services	3.6	18.4	5.2	18.2	—	22.6	—
Costs of goods sold and services	(86.0)	(447.0)	(69.9)	(221.0)	(28.2)	(255.2)	(35.2)

Gross profit	104.4	542.6	176.5	297.6	52.4	430.7	64.2

General and administrative expenses(2)	(89.5)	(465.3)	(138.3)	(453.6)	(13.4)	(332.5)	(12.4)
Other operating income (expenses), net	1.0	5.1	2.9	4.3	—	(1.9)	—

Profit (loss) before finance result and taxes	15.9	82.5	41.0	(151.8)	39.0	96.3	51.8

Finance income	1.0	5.4	3.9	26.8	1.2	21.8	0.8
Finance costs	(34.3)	(178.2)	(41.2)	(221.4)	—	(128.7)	—

Finance result	(33.2)	(172.8)	(37.3)	(194.6)	1.1	(106.9)	0.8

(Loss) Profit before income tax and social contribution	(17.4)	(90.3)	3.7	(346.3)	40.2	(10.6)	52.7
Income tax and social contribution	5.7	29.6	(4.7)	(267.0)	(13.7)	2.1	(17.9)

Net profit (loss) for the period / year	(11.7)	(60.7)	(1.0)	(613.3)	26.5	(8.5)	34.8

(1)

For convenience purposes only, amounts in reais for the year ended December 31, 2019 have been translated to U.S. dollars using an exchange rate of R$5.199 to US$1.00, the commercial selling rate for U.S. dollars as of March 31, 2020 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	Contains the sum of general and administrative expenses, commercial expenses and impairment losses on trade receivables.

	As of March 31, 2020		As of December 31, 2019		As of December 31, 2018	As of December 31, 2017
	Successor					Predecessor- Somos-Anglo	Predecessor- Pitágoras
	US$ millions(1)	R$ millions	US$ millions(1)	R$ millions		R$ millions
Statement of Financial Position:
Assets
Current assets
Cash and cash equivalents	18.1	93.9	8.3	43.3	102.2	165.7	63.0
Trade receivables	98.7	513.1	74.8	388.8	319.8	238.5	—
Inventories	42.1	218.7	42.7	222.2	262.2	183.5	24.0
Taxes Recoverable and Income tax and social contribution recoverable	9.6	49.9	9.7	50.3	35.8	17.5	—
Prepayments	7.3	38.0	4.4	22.6	8.8	3.3	—
Other Receivables	1.1	5.8	0.3	1.7	9.3	6.3	0.3
Related Parties—other receivables	3.1	16.2	7.3	38.1	—	—	—

Total current assets	180.0	935.6	147.5	767.2	738.0	614.8	87.3

Non-current assets
Judicial deposits and Escrow Accounts	33.4	173.4	33.3	172.9	168.5	6.0	—
Deferred income tax and social contribution	7.4	38.6	11.0	57.3	88.0	27.6	5.3
Property, plant and equipment	36.1	187.9	35.6	185	58.3	57.3	0.0
Intangible assets and goodwill	960.1	4991.5	958.9	4985.4	5,086.9	657.7	0.3

Total non-current assets	1,037.0	5,391.3	1,038.8	5,400.6	5,401.7	748.5	5.7
Total assets	1,217.0	6,326.9	1,186.3	6,167.8	6,139.7	1,363.3	93.0

Liabilities and parent’s net investment
Current liabilities
Bonds and financing	82.7	429.8	84.8	440.9	339.9	217.6	—
Lease liabilities	2.4	12.6	1.4	7.1	—	—	—
Suppliers	44.6	231.8	43.0	223.7	229.5	228.5	13.8
Suppliers related parties	32.6	169.3	39.8	207.2	230.8	231.2	—
Taxes payable	0.2	1.1	0.2	0.9	1.1	0.9	—
Income tax and social contribution payable	3.0	15.7	3.6	18.8	7.8	3.2	—
Salaries and social contributions	12.2	63.4	11.9	61.7	85.6	62.8	1.6
Contract liabilities and deferred income	10.1	52.7	9.5	49.3	76.0	72.9	11.5
Accounts payable for business combination	1.2	6.0	0.3	1.8	0.6	—	—
Other liabilities—related parties	2.5	12.8	0.8	3.9	—	—	—
Other liabilities	22.3	115.8	9.5	49.2	3.4	11.1	—
Loans from related parties	14.6	75.8	5.6	29.2	—	—	—

Total current liabilities	228.3	1,187.0	210.4	1,093.7	974.7	828.1	26.8

Non-current liabilities
Bonds and financing	234.1	1.217.2	230.8	1200	1,318.6	989.6	—
Lease liabilities	28.3	146.9	28.2	146.6	—	—	—
Accounts payable for business combination	6.9	35.9	1.8	9.2	10.1	10.2	—
Provision for risks of tax, civil and labor losses	117.0	608.3	117.1	609.0	554.6	9.3	—
Contract liabilities and deferred revenues	1.6	8.5	1.8	9.2	13.3	5.2	—
Total non-current liabilities	388.1	2,016.7	379.7	1,974.0	1,896.5	1,014.3	—

Total liabilities	616.2	3,203.7	590.1	3,067.7	2,871.2	1,842.4	26.8
Total parent’s net investment	600.7	3,123.2	596.3	3,100.1	3,268.5	(479.1)	66.1

Total liabilities and parent’s net investment	1,217.0	6,326.9	1,186.3	6,167.8	6,139.7	1,363.3	93.0

(1)

For convenience purposes only, amounts in reais as of March 31, 2020 and December 31, 2019 have been translated to U.S. dollars using an exchange rate of R$5.199 to US$1.00, the commercial selling rate for U.S. dollars as of March 31, 2020, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Operating Data

ACV Bookings

The tables below show ACV Bookings for the periods indicated. On January 23, 2020, we announced the result of ACV Bookings for the 2020 sales cycle (from October 2019 to September 2020), which reached R$716.0 million based on contracted amounts as of such date. This volume represents growth of 25% over the amount registered in the 2019 sales cycle. The number of enrolled students and average ticket per student per year for deriving results of ACV Bookings for the 2020 sales cycle were 1,311 thousand and R$546.07, respectively. Both the ACV Bookings and the average ticket are calculated based on the sum of actual contracts signed during the sales period and assumes the historical rates of returned goods from customers for the preceding 24-month period. Since the actual rates of returned goods from sales during the period may be different from the historical average rates and the actual volume of merchandise ordered by our customers may be different from the contracted amount, the actual revenue recognized during the period between October 2019 and September 2020 may be different from the ACV Bookings for the 2020 sales cycle. The COVID-19 pandemic could have an adverse effect on our ACV Bookings for the 2021 sales cycle (from October 2020 to September 2021), and while we have implemented certain measures to address the potential impact of COVID-19 on our ACV Bookings and business in general, we believe that our actual revenue recognized in the year 2020 to be derived from solutions we characterize as subscription arrangements will be adversely affected by effects of declining enrollment at our partner schools during the first half of 2020, particularly in respect of childhood education. See “Risk Factors—Risks Relating to Our Business and Industry—Our operations and results may be negatively impacted by the COVID-19 pandemic,” “Summary—Recent Developments—COVID-19” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Trend Information.”

	As of and For Three Months Ended March 31, 2020(1)
	Successor (Vasta)
Number of partner schools		4,167
Number of enrolled students (in thousands)		1,311.0
Core content		1,311.0
Complementary education solutions(2)		179
Average ticket per student per year (R$)	R$	546.1
Average ticket per student per year (US$)(3)	US$	105.0
ACV Bookings (R$ in millions)(4)	R$	716.0
ACV Bookings (US$ in millions)(1)(3)	US$	137.7

(1)

For the 2020 school year (which we define for purposes of ACV Bookings as the period starting in October 1, 2019 and ending in September 30, 2020). It does not take into account increases in schools, students and ACV Bookings as a result of acquisitions, such as MindMakers, which was acquired at the beginning of 2020.

(2)	Includes LEM (Líder em Mim), English Stars and Bilingual Experience. Does not include MindMakers, which was acquired at the beginning of 2020.
(3)

For convenience purposes only, amounts in reais as of March 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5.199 to US$1.00, the commercial selling rate for U.S. dollars as of March 31, 2020 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(4)

We define ACV Bookings as the revenue we would expect to recognize from a partner school in each school year, based on the number of students who have contracted our services, or “enrolled students,” that will access our content at such partner school in such school year. ACV Bookings is a non-accounting managerial operating metric and is not prepared in accordance with IFRS. For more information about ACV Bookings, see “Presentation of Financial and Other Information—Special Note Regarding ACV Bookings.”

	As of and For Year Ended December 31,				As of and For Year Ended December 31,
	2019(1)		2019(2)		2018(3)		2018(3)		2017(4)		2017(4)
	Successor (Vasta)				Predecessor- Somos-Anglo		Predecessor- Pitágoras		Predecessor- Somos-Anglo		Predecessor- Pitágoras
	US$(1)		R$ (except number of partner schools and enrolled students)		R$ (except number of partner schools and enrolled students)
Number of partner schools		n/a		3,400		2,323		622		1,965		616
Number of enrolled students (in thousands)		n/a		1,186		812.7		198.6		695.3		196.1
Core content		n/a		1,186		812.7		198.6		695.3		196.1
Complementary education solutions		n/a		133.6		120.2		—		115.2		—
Average ticket per student per year	US$	92.9	R$	483.0	R$	486.3	R$	516.5	R$	491.0	R$	496.0
ACV Bookings (in millions)(5)	US$	110.2	R$	572.8	R$	395.2	R$	102.6	R$	341.4	R$	97.2

(1)

For convenience purposes only, amounts in reais as of December 31, 2019 have been translated to U.S. dollars using an exchange rate of R$5.199 to US$1.00, the commercial selling rate for U.S. dollars as of March 31, 2020 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	For the 2019 school year (which we define for purposes of ACV Bookings as the period starting in October 1, 2018 and ending in September 30, 2019).
(3)	For the 2018 school year (which we define for purposes of ACV Bookings as the period starting in October 1, 2017 and ending in September 30, 2018).
(4)	For the 2017 school year (which we define for purposes of ACV Bookings as the period starting in October 1, 2016 and ending in September 30, 2017).
(5)

We define ACV Bookings as the revenue we would expect to recognize from a partner school in each school year, based on the number of students who have contracted our services, or “enrolled students,” that will access our content at such partner school in such school year. ACV Bookings is a non-accounting managerial operating metric and is not prepared in accordance with IFRS. For more information about ACV Bookings, see “Presentation of Financial and Other Information—Special Note Regarding ACV Bookings.”

Reconciliations for Non-GAAP Financial Measures

The following tables set forth reconciliations of Adjusted EBITDA to net profit (loss) for the three months period ended March 31, 2020 and 2019, for the year ended December 31, 2019, for the period from October 11 to December 31, 2018, for the period from January 1, to October 10, 2018 and for the year ended December 31, 2017, our most recent directly comparable financial measures calculated and presented in accordance with IFRS, reconciliations of our free cash flow to net cash flows (used in) from operating activities for the three months period ended March 31, 2020 and 2019, for the year ended December 31, 2019, for the period from October 11 to December 31, 2018, for the period from January 1, to October 10, 2018 and for the year ended December 31, 2017, our most recent directly comparable financial measures calculated and presented in accordance with IFRS and reconciliations of our adjusted cash conversion ratio for the three months period ended March 31, 2020 and 2019, for the year ended December 31, 2019, for the period from October 11 to December 31, 2018, for the period from January 1, to October 10, 2018 and for the year ended December 31, 2017, our most recent directly comparable financial measures calculated and presented in accordance with IFRS. For further information on why our management chooses to use these non-GAAP financial measures, and on the limits of using these non-GAAP financial measures, please see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures—Adjusted EBITDA and Free Cash Flow.”

Reconciliation of our Adjusted EBITDA to Net Profit (Loss) for the Period / Year

	For Three Months Ended March 31,
	2020	2020	2019
	Successor (Vasta)
	US$ millions(1)	R$ millions
Net profit (loss) for the period	5.3	27.6	14.9
(+) Income tax and social contribution	2.2	11.5	7.9
(+/-) Finance result	7.6	39.6	40.2
(+) Depreciation and amortization	8.1	42.1	41.3
EBITDA	23.2	120.8	104.2
(+) Share-based compensation plan(2)	0.1	0.7	0.3
(+) Provision for risks of tax, civil and labor losses(3)	—	—	1.1
Adjusted EBITDA	23.4	121.5	105.7

(1)

For convenience purposes only, amounts in reais for the three months ended March 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5.199 to US$1.00, the commercial selling rate for U.S. dollars as of March 31, 2020 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	Share-based compensation expenses incurred in the periods.
(3)

Provision for risks of tax, civil and labor losses regarding penalties, due to income tax positions taken by the Predecessor Somos—Anglo and the Successor in connection with a corporate reorganization carried out by the Predecessor Somos—Anglo.

	For Year Ended December 31,		For Period from October 11 to December 31	For Period from January 1 to October 10		For Year Ended December 31,
	2019		2018	2018		2017
	Successor			Predecessor- Somos- Anglo	Predecessor- Pitágoras	Predecessor- Somos- Anglo	Predecessor- Pitágoras
	US$ millions(1)	R$ millions		R$ millions
Net profit (loss) for the period / year	(11.7)	(60.7)	(1.0)	(613.3)	26.5	(8.5)	34.8
(+) Income tax and social contribution	(5.7)	(29.6)	4.7	267.0	13.7	(2.1)	17.9
(+/-) Finance result	33.2	172.8	37.3	194.6	(1.1)	106.9	(0.8)
(+) Depreciation and amortization	31.7	164.9	21.8	37.7	0.3	43.2	0.1
EBITDA	47.6	247.4	62.8	(114.1)	39.4	139.5	51.9
(+) Share-based compensation plan(2)	0.3	1.4	0.5	69.1	—	5.6	—
(+) Provision for risks of tax, civil and labor losses(3)	1.0	5.2	—	150.6	—	—	—
Adjusted EBITDA	48.9	254.0	63.2	105.6	39.4	145.1	51.9

(1)

For convenience purposes only, amounts in reais for the year ended December 31, 2019 have been translated to U.S. dollars using an exchange rate of R$5.199 to US$1.00, the commercial selling rate for U.S. dollars as of March 31, 2020 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	Share-based compensation expenses incurred in the periods.
(3)

Provision for risks of tax, civil and labor losses regarding penalties, due to income tax positions taken by the Predecessor Somos – Anglo and the Successor in connection with a corporate reorganization carried out by the Predecessor Somos – Anglo.

Reconciliation of Free Cash Flow to Net Cash Flows from Operating Activities for the Period / Year

	For Three Months Ended March 31,
	2020	2020	2019
	Successor (Vasta)
	US$ millions(1)	R$ millions
Net cash flows from (used in) operating activities	16.3	84.7	(176.3)
(-) Acquisition of property, plant and equipment	(0.1)	(0.7)	(3.1)
(-) Acquisition of subsidiaries, net of cash acquired	(4.5)	(23.5)	—
(-) Addition to intangible assets	(1.3)	(6.6)	(3.9)
Free Cash Flow	10.4	53.8	(183.3)

(1)

For convenience purposes only, amounts in reais for the three months ended March 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5.199 to US$1.00, the commercial selling rate for U.S. dollars as of March 31, 2020 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

	For Year Ended December 31,		For Period from October 11 to December 31	For Period from January 1 to October 10		For Year Ended December 31,
	2019	2019	2018	2018	2018	2017	2017
	Successor			Predecessor- Somos- Anglo	Predecessor- Pitágoras	Predecessor- Somos- Anglo	Predecessor- Pitágoras
	US$ millions(1)	R$ millions		R$ millions
Net cash flows from (used in) operating activities	1.4	7.2	3.1	(93.3)	84.6	103.6	28.4
(-) Acquisition of property, plant and equipment	(2.5)	(12.8)	(6.1)	(8.2)	(0.2)	(8.5)	—
(-) Acquisition of subsidiaries	—	—	—	—	—	1.0	—
(-) Addition to intangible assets	(7.2)	(37.5)	(10.7)	(27.6)	(0.8)	(21.6)	—

Free Cash Flow	(8.3)	(43.0)	(13.7)	(128.9)	83.6	74.5	28.4

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2019 have been translated to U.S. dollars using an exchange rate of R$5.199 to US$1.00, the commercial selling rate for

U.S. dollars as of March 31, 2020 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Calculation of Adjusted Cash Conversion Ratio for the Period / Year

	For the Three Months Ended March 31,	For the Three Months Ended March 31,	For Year Ended December 31,	For Period from October 11 to December 31,	For Period from January 1 to October 10	For Period from January 1 to October 10	For Year Ended December 31,
	2020	2019	2019	2018	2018	2018	2017	2017
	Successor				Predecessor- Somos- Anglo	Predecessor- Pitágoras	Predecessor- Somos- Anglo	Predecessor- Pitágoras
	R$ millions
Net cash flows from (used in) operating activities	84.7	(176.3)	7.2	3.1	(93.3)	84.6	103.6	28.4
( / ) Adjusted EBITDA	121.5	105.7	254.0	63.2	105.6	39.4	145.1	51.9

Adjusted Cash Conversion Ratio	69.7%	(166.8%)	2.8%	4.9%	(88.2%)	214.9%	71.4%	54.6%

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ materially from those expressed or implied in such forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

The following discussion of our financial condition and results of operations should be read in conjunction with:

•

the unaudited interim condensed combined financial statements of the Successor as of March 31, 2020 and for the three months ended March 31, 2020 and unaudited interim condensed combined carve-out financial statements for the three months ended March 31, 2019, included elsewhere in this prospectus;

•

the audited combined carve-out financial statements of the Successor as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018 included elsewhere in this prospectus;

•

the audited combined carve-out financial statements of the Predecessors as of December 31, 2017 and January 1, 2017, and for the period from January 1 to October 10, 2018 and for the year ended December 31, 2017 included elsewhere in this prospectus; and

•	information presented under “Presentation of Financial and Other Information,” “Summary Financial and Other Information” and “Selected Financial and Other Information.”

Overview

We are a leading, high-growth education company in Brazil powered by technology, providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment, ultimately benefiting all of our stakeholders, including students, parents, educators, administrators and private school owners.

We have built a “Platform as a Service,” or PaaS, with two main modules. Our Content & EdTech Platform combines a multi-brand and tech-enabled array of high-quality core and complementary education solutions with digital and printed content through long-term contracts with partner schools. We characterize revenue associated with these arrangements as subscription revenue given the renewable and predictable nature of the revenue associated with these contracts. Our emerging Digital Platform will unify our partner schools’ entire administrative ecosystem, enabling them to aggregate multiple learning strategies, helping them to focus on education, and promoting client and revenue growth to allow them to become more profitable institutions.

We believe our experience, high-quality education system and life-long learning solutions have helped us establish market-leading brands that are well-known both locally and nationally. This expertise has enabled continuous growth within the private K-12 market through long-term relationships and we believe it will be translated into a LTV/CAC ratio (as defined below) for the solutions that we characterize as subscription arrangements equal to 6.4x based on 2020 sales cycle (from October 1, 2019 to September 30, 2020). This is an important metric as it compares the estimated value of the customer relationship over its lifetime, Lifetime Value or LTV (measured as a function of the gross margin we expect to derive from the additional Annual Contract Value Bookings, or ACV Bookings, related to the contracts with our customers, divided by Weighted Average Cost of Capital, or WACC, plus the customer churn rate, which is the expected turnover rate), divided by the cost of acquiring the customer, Customer Acquisition Cost, or CAC (which consists of sales and marketing costs for the revenue for the solutions we characterize as subscription arrangements). We consider only subscription arrangements in our calculation of our LTV/CAC ratio because such arrangements have recurring, generally predictable revenue, while the revenue that is not based on subscription arrangements may be non-recurring and less predictable in nature. We believe the LTV/CAC ratio is an important metric for measuring how our sales efforts and costs related to acquiring subscription-based customers will provide value to us over time.

As of March 31, 2020, our network of B2B customers consisted of 4,167 partner schools. As of December 31, 2019, our network of B2B customers consisted of 3,400 partner schools, compared to 2,945 schools as of December 31, 2018, and 2,581 schools as of December 31, 2017, representing annual growth rates of 15.4% and 14.1%, respectively. As of March 31, 2020, we had 1,311 thousand enrolled students, defined as students contracted through our partner schools, using our platform in Brazil. As of December 31, 2019, we had 1,186 thousand enrolled students compared to 1,011 thousand enrolled students as of December 31, in 2018 and 891 thousand as of December 31, 2017, representing annual growth rates of 17.3% and 13.5%, respectively.

Our revenue derived from the solutions we characterize as subscription arrangements is driven by the number of enrolled students in each partner school that adopts our solutions. The net revenue from sales and services for the solutions we characterize as subscription arrangements represented 67.7% of the total net revenue from sales and services of the Successor in the three months ended March 31, 2020, 67.2% of the total net revenue from sales and services of the Successor in the year ended December 31, 2019, 65.4% of the sum of the total net revenue from sales and services of the Successor and Predecessors in 2018 and 58.7% of the sum of the total net revenue from sales and services of the Predecessors in 2017.

Revenue from solutions other than the ones we characterize as subscription arrangements includes stand-alone textbook sales, university admission preparatory exam courses and sales from our Livro Fácil business, an e-commerce for the sale of educational content (textbooks, school materials, stationery, among others) directly to schools, parents and students. Net revenue from sales and services deriving from these solutions represented 32.4% of the total net revenue from sales and services of the Successor in the three months ended March 31, 2020, 32.8% of the total net revenue from sales and services of the Successor in the year ended December 31, 2019, 34.5% of the sum of the total net revenue from sales and services of the Successor and Predecessors in 2018 and 41.3% of the sum of the total net revenue from sales and services of the Predecessors in 2017.

Key Business Metrics

We review the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. The key metrics presented below correspond, as applicable for comparison, to the results of the Successor for the three months ended March 31, 2020 and year ended December 31, 2019, to the sum of the metrics of the Successor for the period from October 11, 2018 to December 31, 2018 with those of the Predecessors for the period from January 1, 2018 to October 10, 2018 and the results of the Predecessors for the year ended December 31, 2017.

Enrolled Students

The number of enrolled students is the primary operational metric our management reviews. It represents the total number of students at our partner schools served by our platform during a given school year. Although our primary customers are the partner schools we attract to our customer base, our revenues are determined by the number of enrolled students that access our content in these partner schools.

We typically have significant visibility of the number of students we will serve by the end of November, before the next school year starts. However, since we allow our partner schools to make small adjustments to their estimates to account for late admissions and dropouts, this number may fluctuate slightly through May, though it typically does not change from June to September.

The following tables set forth the number of enrolled students at our partner schools as of the dates indicated.

As of March 31,(1)
Number of enrolled students	2020
(in thousands)
Total Vasta	1,311
Core content	1,311
Complementary education solutions(2)	179
Predecessor—Somos Anglo(3)	1,137
Predecessor—Saber Rede Pitágoras(4)	174

(1)

Enrollment numbers as of March 31, 2020 and 2019 are not directly comparable to enrollment numbers presented below as of December 31, 2019, 2018 and 2017, because we allow our partner schools to make small adjustments to their estimates to account for late admissions and dropouts, and consequently this number may fluctuate slightly through May of each year.

(2)	Includes LEM (Líder em Mim), English Stars and Bilingual Experience. Does not include MindMakers, which was acquired at the beginning of 2020.
(3)	Includes Anglo, pH, Ético (Pluri), Maxi, SESI and PAR.
(4)	Includes Pitágoras and Rede Cristã de Ensino (RC).

	As of December 31,(1)
Number of enrolled students	2019	2018	2017
	(in thousands)
Total Vasta	1,186	1,011	891
Core content	1,186	1,011	891
Complementary education solutions(2)	134	120	115
Predecessor—Somos Anglo(3)	990	813	695
Predecessor—Saber Rede Pitágoras(4)	196	199	196

(1)

Enrollment numbers as of December 31, 2019, 2018 and 2017 are not directly comparable to enrollment numbers presented above as of March 31, 2020 and 2019, because we allow our partner schools to make small adjustments to their estimates to account for late admissions and dropouts, and consequently this number may fluctuate slightly through May of each year.

(2)	Includes LEM (Líder em Mim), English Stars and Bilingual Experience. Does not include MindMakers, acquired in the beginning of 2020.
(3)	Includes Anglo, pH, Ético (Pluri), Maxi, SESI and PAR.
(4)	Includes Pitágoras and Rede Cristã de Ensino (RC).

ACV Bookings

This prospectus presents our ACV Bookings for the convenience of investors. This operating metric is not prepared in accordance with IFRS. ACV Bookings is a non-accounting managerial metric and represents our partner schools’ commitment to pay for our offerings. We believe it is a meaningful indicator of demand for our platform. In particular, we believe ACV Bookings is a helpful metric because it is designed to show amounts that we expect to be recognized as revenue from subscription services for the twelve-month period from October 1 of one fiscal year through September 30 of the following fiscal year. We generally deliver our educational materials to schools in the last calendar quarter of each year, so that schools can prepare their classes in advance prior to the beginning of the school year in January. Consequently, as we recognize revenue when the customers obtain control over the materials, our results of operations for the last quarter of a given fiscal year contain revenues related to the content that will be used by schools on the following school year and that was delivered prior to the beginning of the new fiscal year. Therefore, ACV Bookings convey information that has predictive value for subsequent months, and which may not be as clearly conveyed or understood by simply analyzing our statement of profit or loss, especially in our current scenario of high growth.

We define ACV Bookings as the revenue we would expect to recognize from a partner school in each school year, based on the number of students who have contracted our services, or “enrolled students,” that will access our content at such partner school in such school year. We calculate ACV Bookings by multiplying the number of enrolled students at each school by the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with each school. Although our contracts with our schools are typically for a four-year term, we record only one year of revenue when calculating ACV Bookings and disregard the other three years of revenue for the purposes of the calculation of ACV Bookings. For example, if a school enters into a four-year contract to provide one of our Content & EdTech Platform solutions (such as learning systems or PAR) to 100 students for a contractual fee of US$100 per student per year, we record US$10,000 as ACV Bookings, and not the total contract value of US$40,000.

The tables below show ACV Bookings for the periods indicated. On January 23, 2020, we announced the result of ACV Bookings for the 2020 sales cycle (from October 2019 to September 2020), which reached R$716.0 million based on contracted amounts as of such date. This volume represents growth of 25% over the amount registered in the 2019 sales cycle. The number of enrolled students and average ticket per student per year for deriving results of ACV Bookings for the 2020 sales cycle were 1,311 thousand and R$546.07, respectively. Both the ACV Bookings and the average ticket are calculated based on the sum of actual contracts signed during the sales period and assumes the historical rates of returned goods from customers for the preceding 24-month period. Since the actual rates of returned goods from sales during the period may be different from the historical average rates and the actual volume of merchandise ordered by our customers may be different from the contracted amount, the actual revenue recognized during the period between October 2019 and September 2020 may be different from the ACV Bookings for the 2020 sales cycle. The COVID-19 pandemic could have an adverse effect on our ACV Bookings for the 2021 sales cycle (from October 2020 to September 2021), and while we have implemented certain measures to address the potential impact of COVID-19 on our ACV Bookings and business in general, we believe that our actual revenue recognized in the year 2020 to be derived from solutions we characterize as subscription arrangements will be adversely affected by effects of declining enrollment at our partner schools during the first half of 2020, particularly in respect of childhood education. See “Risk Factors—Risks Relating to Our Business and Industry—Our operations and results may be negatively impacted by the COVID-19 pandemic” and “—Trend Information.”

	As of and For Three Months Ended March 31, 2020(1)
	Successor (Vasta)
Number of partner schools		4,167
Number of enrolled students (in thousands)		1,311.0
Core content		1,311.0
Complementary education solutions(2)		179
Average ticket per student per year (R$)	R$	546.1
Average ticket per student per year (US$)(3)	US$	105.0
ACV Bookings (R$ in millions)(4)	R$	716.0
ACV Bookings (US$ in millions)(1)(4)	US$	137.7

(1)

For the 2020 school year (which we define for purposes of ACV Bookings as the period starting in October 1, 2019 and ending in September 30, 2020). It does not take into account increases in schools, students and ACV Bookings as a result of acquisitions, such as MindMakers, which was acquired at the beginning of 2020.

(2)	Includes LEM (Líder em Mim), English Stars and Bilingual Experience. Does not include MindMakers, which was acquired at the beginning of 2020.
(3)

For convenience purposes only, amounts in reais as of March 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5.199 to US$1.00, the commercial selling rate for U.S. dollars as of March 31, 2020 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(4)

We define ACV Bookings as the revenue we would expect to recognize from a partner school in each school year, based on the number of students who have contracted our services, or “enrolled students,” that will access our content at such partner school in such school year. ACV Bookings is a non-accounting managerial operating metric and is not prepared in accordance with IFRS. For more information about ACV Bookings, see “Presentation of Financial and Other Information—Special Note Regarding ACV Bookings.”

	As of and For Year Ended December 31,				As of and For Year Ended December 31,
	2019(1)		2019(2)		2018(3)		2018(3)		2017(4)		2017(4)
	Successor (Vasta)				Predecessor- Somos- Anglo		Predecessor- Pitágoras		Predecessor- Somos- Anglo		Predecessor- Pitágoras
	US$ (1)		R$ (except number of partner schools and enrolled students)		R$ (except number of partner schools and enrolled students)
Number of partner schools		n/a		3,400		2,323		622		1,965		616
Number of enrolled students (in thousands)		n/a		1,186		812.7		198.6		695.3		196.1
Core content		n/a		1,186		812.7		198.6		695.3		196.1
Complementary education solutions		n/a		133.6		120.2		—		115.2		—
Average ticket per student per year	US$	92.9	R$	483.0	R$	486.3	R$	516.5	R$	491.0	R$	496.0
ACV Bookings (in millions)(5)	US$	110.2	R$	572.8	R$	395.2	R$	102.6	R$	341.4	R$	97.2

(1)

For convenience purposes only, amounts in reais as of December 31, 2019 have been translated to U.S. dollars using an exchange rate of R$5.199 to US$1.00, the commercial selling rate for U.S. dollars as of March 31, 2020 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	For the 2019 school year (which we define for purposes of ACV Bookings as the period starting in October 1, 2018 and ending in September 30, 2019).
(3)	For the 2018 school year (which we define for purposes of ACV Bookings as the period starting in October 1, 2017 and ending in September 30, 2018).
(4)	For the 2017 school year (which we define for purposes of ACV Bookings as the period starting in October 1, 2016 and ending in September 30, 2017).
(5)

We define ACV Bookings as the revenue we would expect to recognize from a partner school in each school year, based on the number of students who have contracted our services, or “enrolled students,” that will access our content at such partner school in such school year. ACV Bookings is a non-accounting managerial operating metric and is not prepared in accordance with IFRS. For more information about ACV Bookings, see “Presentation of Financial and Other Information—Special Note Regarding ACV Bookings.”

Share of Revenue of the Solutions we Characterize as Subscription Arrangements as a Percentage of Total Net Revenue From Sales and Services

We measure the share of revenue of the solutions we characterize as subscription arrangements as a percentage of our total net revenue from sales and services by adding the combined revenue derived from learning systems or PAR (contained in our core content segment and which are reflected in our breakdown of net revenue from sales and services as sales of textbooks) and solutions for English instruction and socio-emotional skills (contained in our complementary education solutions segment) and dividing such combined amount by the total net revenue from sales and services in a specific year. We believe that higher share of revenue of the solutions we characterize as subscription arrangements as a percentage of our total net revenue from sales and services reflects the loyalty of our partner schools to our platform, as these solutions are based on long-term contracts with higher lifetime value and retention rate. We are constantly monitoring and improving our percentage of total revenue from solutions we characterize as subscription arrangements in order to enhance our relationship with partner schools and improve the predictability of our revenue.

The following table sets forth the share of revenue of the solutions we characterize as subscription arrangements as a percentage of our total net revenue from sales and services for the periods presented.

	For the Three Months Ended March.	For Year Ended December 31,	For Year Ended December 31,
	2020	2019	2018	2018		2017	2017
	Successor (Vasta)		Predecessor- Somos- Anglo	Predecessor- Pitágoras	Predecessor- Somos- Anglo	Predecessor- Pitágoras
Share of revenue of the solutions we characterize as subscription arrangements as a percentage of our total net revenue from sales and services(1)	67.7%	67.2%	61.0%	100%		52.8%	100%

(1)

Calculated by dividing the total net revenue from sales and services from solutions we characterize as subscription arrangements (such as learning systems, PAR and complementary solutions) to the net revenue from sales and services in a specific year.

Revenue Retention Rate for the Solutions we Characterize as Subscription Arrangements

We measure our revenue retention rate for the solutions we characterize as subscription arrangements based on the net revenue (which includes revenues from PAR, which are included in our breakdown of net revenues from sales and services as sales of textbooks) from sales and services generated by the partner schools that remained in our base in a specific year compared to the net revenue from sales and services generated by the total partner schools in our base in the previous year. In other words, the retention rate considers the revenue from schools that remained with us from one year to another, excluding the revenue from those schools that did not renew or cancelled their partnership with us. As a result, in 2019, we report below the revenue retention rate based on the partner schools that remained in our customer base from 2018 to 2019. For comparison purposes, we do not take into account any growth in enrolled students in our partner schools, price increases, cross-sell or upsell opportunities. We believe this is an important indicator of the favorable relationships we have with our clients, which we believe translates into stable, recurring revenue streams.

The following table sets forth our revenue retention rate for the solutions we characterize as subscription arrangements for the periods presented.

	For the Three Months Ended March.	For Year Ended December 31,	For Year Ended December 31,
	2020	2019	2018	2018	2017(2)	2017(2)
	Successor (Vasta)		Predecessor- Somos- Anglo	Predecessor- Pitágoras	Predecessor- Somos- Anglo	Predecessor- Pitágoras
Revenue retention rate(1)	92.2%	93.5%	92.6%	91.7%	n.a.	n.a.

(1)

Calculated by comparing the difference between the net revenue from sales and services generated by our existing partner schools in a specific year and that generated on the previous year. For comparison purposes, we do not take into account any growth in enrolled students in our partner schools, price increases, cross-sell or upsell opportunities.

(2)

The revenue retention rate for 2017 cannot be calculated because audited financial information of the Predecessors is unavailable for periods prior to 2017 and the revenue from sales and services for 2016 is required to calculate the revenue retention rate.

Factors Affecting Our Results of Operations

We believe that our results of operations and financial performance are and will continue to be driven by the following trends and factors, including the impacts of the COVID-19 pandemic as described under “—Trend Information” and “Risk Factors—Risks Relating to Our Business and Industry—Our operations and results may be negatively impacted by the COVID-19 pandemic” and “—Trend Information”:

Brazilian Macroeconomic Environment

All of our operations are located in Brazil. As a result, our revenues and profitability are affected by political, regulatory, legal and economic developments in Brazil and the effect that these factors have on the availability of credit, disposable income, employment rates and average wages in Brazil. Our operations, and the industry in general, may be affected by changes in economic conditions.

Brazil is the largest economy in Latin America, as measured by gross domestic product, or GDP. The following table shows data for real GDP, inflation and interest rates in Brazil and the U.S. dollar/real exchange rate at the dates and for the periods indicated.

	For the Three months ended March 31,		For the Year Ended December 31,
	2020	2019	2019	2018	2017
	(in percentages, except as otherwise indicated)
Real growth (contraction) in gross domestic product(1)	(0.3%)	(0.2%)	1.1%	1.3%	1.3%
Inflation (IGP-M)(2)	6.8%	2.2%	7.3%	7.6%	(0.5%)
Inflation (IPCA)(3)	3.3%	1.5%	4.3%	3.8%	3.0%
Long-term interest rates—TJLP (average)(4)	5.7%	7.0%	6.2%	6.7%	7.1%
CDI interest rate (average)(5)	5.4%	6.4%	5.9%	6.4%	9.9%
Period-end exchange rate—R$ per US$1.00	5.199	3.897	4.031	3.875	3.308
Average exchange rate—R$ per US$1.00(6)	4.884	3.784	3.946	3.656	3.193
Appreciation (depreciation) of the real vs. US$ in the period(7)	29.0%	(0.6%)	(4.0%)	(17.1%)	(1.5%)
Unemployment rate(8)	N/A	N/A	11.9%	12.3%	12.7%

Source: FGV, IBGE, Central Bank, Bloomberg and B3.

(1)	Real growth (contraction) in gross domestic product (GDP) of Brazil is measured by the IBGE.
(2)	Inflation (IGP-M) is the general market price inflation index measured by the FGV.
(3)	Inflation (IPCA) is a broad consumer price inflation index measured by the IBGE.
(4)	TJLP is the Brazilian long-term interest rate (average of monthly rates for the period).
(5)	The CDI (Certificado de Depósito Interbancário) interest rate is an average of interbank overnight rates in Brazil (daily average for the period). The average is calculated by B3.
(6)	Average of the exchange rate on each business day of the year.
(7)	Comparing the US$ closing selling exchange rate as reported by the Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.
(8)	Average unemployment rate for the year and/or period as measured by the IBGE.

Inflation directly affects our current operating costs and expenses, adjusted by reference to indexes that reflect the inflation rate such as the IGP-M or IPCA, primarily due to annual adjustments to salaries, which are generally linked to inflation and account for a significant part of our total costs. See “Risk Factors—We could be adversely affected if we are unable to renegotiate collective labor agreements with the unions representing our staff, or by strikes or other union action. In addition, we may be adversely affected by negotiations made by the unions that represent our employees if such negotiations are not in line with our business plan and financial condition and we may not be able to pass on our cost increases by means of adjusting the contractual rates we charge our customers, which may affect our operating results.”

Our financial performance is also marginally tied to fluctuations in interest rates, such as the CDI rate, because such fluctuations affect the value of our financial investments.

Factors Affecting the Comparability of our Results of Operations for the Three-Months Ended March 31, 2020 Compared to the Three-Months Ended March 31, 2019

Acquisition of Pluri Educacional

On October 15, 2018, we signed a purchase intention agreement for the acquisition of Pluri Educacional A&R Comércio e Serviços de Informática Ltda. for R$27.8 million. Pluri Educacional, based in the State of Recife, is an entity specialized in solutions, including consulting and technologies for education systems. This acquisition was consummated in January 2020 and is in line with our strategy of focusing on the distribution of our operations to other regions.

Acquisition of MindMakers

On February 13, 2020, we entered into a purchase agreement to purchase the entire ownership interest of Mind Makers Editora Educacional Ltda., or MindMakers, a company that offers computer programming and robotics courses and helps students develop skills relevant to their educational progress, such as coding and product development, as well as entrepreneurial and socio-emotional skills including teamwork, leadership and perseverance. The total purchase price was R$18.2 million, R$10.0 million of which was payable upon signing the agreement, with half of the remaining balance payable in 2021 and the other half of the remaining balance payable in 2022, with the 2021 and 2022 payments subject to certain adjustments. The agreement is also subject to certain additional earn-outs that could increase the purchase price by and additional R$5.4 million over the life of the earn-out period.

Our Incorporation and Corporate Reorganization

We are a Cayman Islands exempted company incorporated with limited liability on October 16, 2019 for purposes of undertaking our initial public offering, fully owned by Cogna on the date hereof.

On October 11, 2018, Saber, a subsidiary of Cogna (formerly known as Kroton Educacional S.A.), our parent company, and a Brazilian publicly-listed company in the Novo Mercado segment of B3, with no controlling shareholder, consummated the Acquisition. Following the Acquisition, Cogna began managing the Somos Group’s K-12 curriculum businesses and since October 2019 Cogna has adopted the Vasta brand for its B2B K-12 business, representing the combination of the K-12 curriculum businesses held by the Predecessors. Consequently, the Acquisition created a new basis of accounting for the Somos Group, using the acquisition method of accounting to record assets acquired and liabilities assumed by it. This accounting treatment generally results in increased amortization and depreciation reported in future periods. Accordingly, the accompanying combined carve-out financial statements of the Predecessors and Vasta are not comparable in all material respects since those financials statements report financial position, results of operations, and cash flows of these separate entities. Upon the Acquisition, the Somos Group, along with Pitágoras, came under the indirect common control of Cogna (and with the completion of the corporate reorganization, came under the direct control of Vasta).

At the time of the issuer’s incorporation, Cogna indirectly held a 100% ownership interest in the Somos Group and, together with its wholly-owned subsidiary EDE, a 100% ownership interest in Saber (7.44% held directly, with the other 92.56% held indirectly). Saber directly and indirectly held a 100% ownership interest in Somos Educação, which in turn held the Somos Group’s K-12 curriculum business. Also, Saber held the K-12 business operated as Pitágoras. In addition, before the implementation of the corporate reorganization, the Somos Group carried out activities or owned assets or liabilities that were not within the scope of Vasta’s business. Such activities, assets or liabilities have already been or will be segregated from the Somos Group into Cogna prior to the consummation of this offering, through one or more corporate or contractual arrangements which include spin-offs, incorporations, capital reductions, purchase and sale of assets or assignment of liabilities, or capitalization of debts among the entities of the Somos Group, Saber, Cogna, EDE or other subsidiaries of Cogna.

On December 17, 2019, following a capital increase approved at Saber’s general shareholders meeting, Cogna increased its equity interest in Saber upon the capitalization into Saber of indebtedness due by Saber to it, in the amount of R$5.5 billion. As of the date hereof, Cogna directly holds a 63.87% ownership interest in Saber and continues to hold the remaining 36.13% ownership interest indirectly, for a 100.0% direct and indirect ownership interest.

On December 31, 2019, following the spin-off of the Pitágoras K-12 business from Saber and the merger of the related assets and liabilities into Somos Sistemas, Cogna became the direct owner of a 100% ownership interest in Somos Sistemas. As of the date hereof, Cogna directly holds a 62% ownership interest in Saber and continues to hold the remaining 38% ownership interest indirectly.

Prior to the consummation of this offering, Cogna will consummate the Contribution, which will be accounted for at historical book value as, in return for new Class B common shares issued by Vasta in a one-to-    exchange.

Until the Contribution of Somos Sistemas’ shares to us, we will not have commenced operations and will have only nominal assets and liabilities and no material contingent liabilities or commitments. Following the Contribution, Saber will continue to own and operate, directly or through other subsidiaries, certain K-12 businesses as a subsidiary of Cogna, including the operation of its own K-12 private schools and the sales of textbooks under the PNLD, which are separate from Vasta’s business.

After accounting for the new Class A common shares that will be issued and sold by us in this offering, we will have a total of                 common shares issued and outstanding immediately following this offering,     of these shares will be Class B common shares beneficially owned by Cogna (which will hold     % of the combined voting power of our outstanding Class A and Class B common shares), and                 of these shares will be Class A common shares beneficially owned by investors purchasing in this offering (which will hold     % of the combined voting power of our outstanding Class A and Class B common shares).See “Summary—Our Corporate Structure—Our Incorporation and Corporate Reorganization” for further information regarding our corporate reorganization.

Business Segments

Beginning with the acquisition of Livro Fácil on December 31, 2017, we report our results of operations under two segments: (1) our Content & EdTech Platform, which derives its results from core and complementary educational content solutions through digital and printed content, including textbooks, learning systems and other complimentary educational services; and (2) our Digital Platform, which aims to unify the school administrative ecosystem, enabling private schools to aggregate multiple learning strategies and help them to focus on education, by using our physical and the Livro Fácil digital e-commerce platform and other digital services. Because the Livro Fácil acquisition was completed on December 31, 2017, and the Predecessor – Pitágoras did not have operations in the Digital Platform segment, consequently, we did not record any results of operations for the Digital Platform segment in 2017 and we do not present a comparison of our results of operations for the Digital Platform segment for the year ended December 31, 2018 as compared to the year ended December 31, 2017.

In the three months ended March 31, 2020 and for the comparative period of 2019, total net revenue from sales and services from our Content & EdTech Platform and our Digital Platform accounted for 81.0% and 19.0%, respectively, of the net revenue from sales and services of the Successor.

In 2019, total net revenue from sales and services from our Content & EdTech Platform and our Digital Platform accounted for 89% and 11%, respectively, of the net revenue from sales and services of the Successor, compared to 92% and 8%, respectively for the sum of the total net revenue from sales and services of the Successor for the period from October 11 to December 31, 2018 and Predecessors for the period from January 1 to October 10, 2018 and 100% and 0%, respectively for the total net revenue from sales and services of the Predecessors in 2017.

Components of our Results of Operations

The following is a summary of the principle line items comprising our statement of profit or loss.

Net revenue from sales and services

In our Content & EdTech Platform segment, our revenues are generated through the sale of textbooks (“publishing,” when sold on a stand-alone basis, or PAR, when bundled as an educational platform), learning systems and complementary education solutions in printed and digital formats mainly through term contracts with a minimum term of one year (characterized by us as subscription arrangements), as well as tuition from our preparatory course for university admission exams. Although the minimum contract term is one year, it is common to maintain these contracts for several years through long-term partnerships with our partner schools. In our Digital Platform segment, we derive revenue from the sale of products directly to students and parents through our Livro Fácil e-commerce platform, acquired in 2017. Since we obtain control of the goods sold before they are transferred to our customers, the revenue is recognized in a gross amount of consideration to which we expect to be entitled in exchange for the specified goods transferred.

Our revenues are subject to seasonality due to the nature of our operations in relation to the academic calendar. Our main deliveries – for which the revenue is recognized when the customers obtain control over the materials – are distributed to our customers in the last quarter of each year (typically in November and December), and in the first quarter of each subsequent year (typically in February and March). In addition, our deliveries in the fourth quarter are used by our customers in the following school year and, therefore, our fourth quarter results reflect the growth in the number of our students from one school year to the next, leading to higher revenues in general in our fourth quarter compared with the preceding quarters in each year. Consequently, when considered in the aggregate, the seasonality of our revenues generally produces higher revenues in the first and fourth quarters of our fiscal year.

Cost of goods sold and services

Cost of goods sold and services relates mainly to the costs associated with publishing and printing the educational materials sold to our partner schools. These costs are mainly composed of the cost of paper used as raw material for the production of such materials, printing costs, employee-related costs and copyright fees paid for the use of educational content produced by third-party authors.

General and administrative expenses

Operating expenses are divided into three major categories as follows:

•	general and administrative expenses, which mainly include expenses related to administrative personnel, warehouse infrastructure, technology;

•	commercial expenses, which mainly include expenses related to sales and marketing; and

•

impairment losses on trade receivables, which we estimate using a provision matrix on a monthly basis. This matrix is prepared by analyzing the receivables established each month (in the 12-month period) and the related composition per default range and by calculating the performance of recoveries. In this methodology, for each default range an estimated loss likelihood percentage is established, which considers current and prospective information on macroeconomic factors that affect the customers’ ability to settle the amounts owned to us, except when our client is on bankruptcy. In this case, we do not expect to recover any receivables in the future, therefore, the asset is offset.

A significant part of our expenses is also seasonal. Due to the nature of our business cycle, we need significant working capital, typically in September or October of each year, in order to cover costs related to production and inventory accumulation, selling and marketing expenses, and delivery of our teaching materials at the end of each year in preparation for the beginning of each school year. As a result, these operating expenses are generally incurred between September and December of each year.

Finance result

Our finance result includes finance income and finance costs.

Our finance income includes mainly interest earned on our balances of cash and cash equivalents, which accrue interest at rates of approximately 101% of CDI, on which we pay PIS/COFINS taxes of 4.65%. Finance costs are comprised mainly of interest expense on bonds and financing, suppliers and provisions for risk of tax, civil and labor losses.

Income tax and social contribution

Income tax and social contribution are composed mainly of current and corporate income tax (imposto sobre renda de pessoa jurídica, or IRPJ) and social contribution on net income (contribuição social sobre lucro líquido, or CSLL), calculated based on pre-tax profit and following the nominal statutory rates of 25% and 9%, respectively, adjusted by non-taxable/non-deductible items provided for by law.

Deferred income tax and social contribution are calculated on income tax and social contribution losses and other temporary differences in relation to the balances of assets and liabilities in the financial statements. Deferred tax assets or liabilities are calculated on tax loss carryforwards and other temporary differences, mainly related to provisions for bonuses, provision for losses with obsolete inventories, impairment losses on trade receivables and trademarks and contractual portfolio amortization.

Net (loss) profit

We have been operating at a net loss over the last two years, primarily due to higher financial costs, as explained in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section. We plan to use part of the proceeds from this offering to repay a portion of our outstanding indebtedness which we expect will help us deleverage and consequently result in an increase in our net margin. Additionally, following the Somos acquisition, we implemented several strategic initiatives to increase our profitability, which are reflected in the 25% increase in our ACV Bookings for the year 2020. Our strategic initiatives include (1) a new go-to-market approach, leveraged by the restructuring of our commercial team, a higher number of commercial consultants, a new incentive plan which has aligned sales performance in terms of profitability with the Sales department’s compensation, and the creation of a product expert role; (2) the launch of new collections, increased investments in educational content and the establishment of Plurall, our online platform; and (3) streamlining and reducing administrative costs and overheads. However, there can be no assurance that such strategic initiatives will be successful and that we will not record a loss in the near future.

Results of Operations

Comparison between Successor’s Results of Operations for the Three Months Ended March 31, 2020 and Successor’s Results of Operations for the Three Months Ended March 31, 2019

	For the Three Months Ended March 31,
	2020 (Successor)	2019 (Successor)
	R$ millions
Statement of profit or loss:
Net revenue from sales and services	392.4	353.1
Net revenue from sales	389.1	350.1
Net revenue from services	3.3	3.0
Cost of goods sold and services	(167.3)	(179.3)

Gross profit	225.1	173.8

General and administrative expenses(1)	(147.1)	(112.8)
Other operating income, net	0.8	2.0

Profit before finance result and taxes	78.8	63.0

Finance income	5.1	0.8
Finance costs	(44.7)	(41.0)

Finance result	(39.6)	(40.2)

Profit before income tax and social contribution	39.1	22.8
Income tax and social contribution	(11.5)	(7.9)

Net profit for the period	27.6	14.9

(1)	Contains the sum of general and administrative expenses, commercial expenses and impairment losses on trade receivables.

Net revenue from sales and services

Net revenue from sales and services for the three months ended March 31, 2020 amounted to R$392.4 million, an increase of R$39.3 million, or 11.1%, compared to net revenue from sales and services of R$353.1 million for the three months ended March 31, 2019. This was mainly due to a 34% increase in students enrolled in our complementary education solutions, as well as the integration of Pluri following its acquisition in January 2020.

Cost of goods sold and services

Cost of goods sold and services for the three months ended March 31, 2020 amounted to R$167.3 million, a decrease of R$12.0 million, or 6.7%, in relation to costs of goods sold and services of R$179.3 million for the three months ended March 31, 2019, notwithstanding the increase in enrolled students described above. The decrease is primarily attributable to the sale of inventory acquired in the Somos acquisition and recorded at fair value in the amount of R$18.8 million in 2019, compared to sales of internally developed inventory of Somos-Anglo and Pluri in the amount of R$5.0 million in 2020.

As a percentage of net revenue from sales and services, our cost of goods sold and services amounted to 42.6% for the three months ended March 31, 2020, compared to 50.8% for the three months ended March 31, 2019.

Gross profit

For the reasons described above, gross profit for the three months ended March 31, 2020 amounted to R$225.1 million, an increase of R$51.3 million, or 29.5%, from gross profit of R$173.8 million for the three months ended March 31, 2019.

General and administrative expenses

General and administrative expenses for the three months ended March 31, 2020 amounted to R$147.1 million, an increase of R$34.3 million, or 30.4%, from general and administrative expenses of R$112.8 million for the three months ended March 31, 2019. This was primarily attributable to an increase of R$14.1 million in salaries due to hiring of additional personnel during 2020 to support the Successor’s growth, R$8.6 million in expenses related to the companies acquired in 2020 (MindMakers and Pluri), R$6.7 million for advertising and publicity due to the acceleration of our go-to-market strategy and increased expenses of R$5.5 million related to impairment losses on trade receivables due to the impacts of the COVID-19 outbreak on our expected credit losses.

Other operating income, net

Other operating income for the three months ended March 31, 2020 was income of R$0.8 million compared to income of R$2.0 milllion for the three months ended March 31, 2019, a decrease of R$1.2 million. This decrease was primarily attributable to a higher income with the sales of assets in 2019.

Profit before finance result and taxes

For the reasons described above, profit before finance result and taxes for the three months ended March 31, 2020 amounted to R$78.8 million, an increase of R$15.8 million compared to the R$63.0 million for the three months ended March 31, 2019.

Finance result

Finance result for the three months ended March 31, 2020 amounted to a R$39.6 million finance cost, compared to a R$40.2 million finance cost for the three months ended March 31, 2019, representing an increase of R$0.6 million in finance result.

Finance income for the three months ended March 31, 2020 amounted to R$5.1 million, an increase of R$4.3 million, or 537.5%, compared to the finance income of R$0.8 million for the three months ended March 31, 2019. This increase was primarily attributable to interest on tax credits obtained in connection with our corporate reorganization.

Finance cost for the three months ended March 31, 2020 was R$44.7 million, an increase of R$3.7 million, or 9.0%, compared to finance cost of R$41.0 million for the three months ended March 31, 2019. This increase is mainly attributable to interest on loans from related parties.

Profit before income tax and social contribution

For the reasons described above, profit before income tax and social contribution for the three months ended March 31, 2020 amounted to R$39.1 million, an increase of R$16.3 million compared to the R$22.8 million for the three months ended March 31, 2019.

Income tax and social contribution

Income tax and social contribution for the three months ended March 31, 2020 was an expense of R$11.5 million, an increase of R$3.6 million compared to income tax and social contribution expense of

R$7.9 million for the three months ended March 31, 2019. This was mainly due to the increase in our profit before income tax and social contribution partially offset by a minor impact of income tax positions taken by the Predecessor Somos—Anglo and the Successor, in connection with a corporate reorganization carried out by the Predecessor Somos—Anglo in 2010, which amounted to R$6.3 million for the three months ended March 31, 2019, as compared to R$2.0 million for the three months ended March 31, 2020.

Net profit for the period

For the reasons described above, net profit for the three months ended March 31, 2020 amounted to R$27.6 million, an increase of R$12.7 million compared to the R$14.9 million for the three months ended March 31, 2019.

Year ended December 31, 2019 (Successor)

	For Year ended December 31, 2019
	Successor (Vasta)	% of net revenue
	R$ millions
Statement of profit or loss:
Net revenue from sales and services	989.7	100.0%
Net revenue from sales	971.3	98.1%
Net revenue from services	18.4	1.8%
Cost of goods sold and services	(447.0)	(45.2%)

Gross profit	542.6	54.8%

General and administrative expenses(1)	(465.3)	(47.0%)
Other operating income (expenses), net	5.1	0.5%

Profit before finance result and taxes	82.5	8.3%

Finance income	5.4	0.5%
Finance costs	(178.2)	(18.0%)

Finance result	(172.8)	(17.5%)

(Loss) before income tax and social contribution	(90.3)	(9.1%)
Income tax and social contribution	29.6	3.0%

Net (loss) for the period	(60.7)	(6.1%)

(1)	Contains the sum of general and administrative expenses, commercial expenses and impairment losses on trade receivables.

Net revenue from sales and services

Net revenue from sales and services for the year ended December 31, 2019 amounted to R$989.7 million, comprised of R$971.3 million in sales and R$18.4 million in services. The breakdown of our net revenue from sales and services between our business segments for this period was as follows: (i) 89.1% was derived from our Content and EdTech platform segment, comprised as follows: 50.0% from sales of learning systems, 28.1% from sales of textbooks, 3.2% from sales of complementary education solutions and 7.9% from sale other services; and (ii) 10.9% was derived from our Digital Services segment. In 2019, our Digital Services segment increased its participation in our revenue, compared to the other periods set forth below, due to a higher integration between our business segments.

Cost of goods sold and services

Cost of goods sold and services for the year ended December 31, 2019 amounted to R$447.0 million, composed mainly of raw materials and production costs (56.4%), editorial costs (13.7%) and costs for copyrights (13.9%).

As a percentage of net revenue from sales and services, our cost of goods sold and services amounted to 45.2% for the year ended December 31, 2019.

Gross profit

For the reasons described above, gross profit for the year ended December 31, 2019 was R$542.6 million.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2019 amounted to R$465.3 million, mainly composed of salaries and payroll charges (35.5%), depreciation and amortization (29.0%) and advertising and publicity (7.4%). As a percentage of net revenue from sales and services, our general and administrative expenses amounted to 47.0% for the year ended December 31, 2019.

Other operating income (expenses), net

Other operating income (expenses) for the year ended December 31, 2019 was an income of R$5.1 million, which represented 0.5% of our net revenue from sales and services for the year.

Profit before finance result and taxes

For the reasons described above, profit before finance result and taxes for the year ended December 31, 2019 totaled R$82.5 million.

Finance result

Finance result for the year ended December 31, 2019 amounted to R$172.8 million, which represented 17.5% of our net revenue from sales and services for the period, due to the reasons described below:

•	Finance income amounted to R$5.4 million, mainly driven by the interest on financial investments in the year.

•	Finance costs amounted to R$178.2 million, mainly driven by the interest on bonds and financing and accrual of interest on provision for risks of tax, civil and labor losses in the year.

Loss before income tax and social contribution

For the reasons described above, loss before income tax and social contribution for the year ended December 31, 2019 amounted to R$90.3 million.

Income tax and social contribution

Income tax and social contribution for the year ended December 31, 2019 was an income of R$29.6 million, mainly due to deferred taxes recognized on fair value adjustments on business combination. See note 21.a to the Successor’s audited combined carve-out financial statement as of and for the year ended December 31, 2019 for further information.

Net loss for the period

For the reasons described above, net loss for the year ended December 31, 2019 amounted to R$60.7 million.

For the Period from October 11, 2018 to December 31, 2018 (Successor)

	For Period from October 11, 2018 to December 31, 2018
	Successor (Vasta)	% of the net revenue
	R$ millions
Statement of profit or loss:
Net revenue from sales and services	246.4	100.0%
Net revenue from sales	241.2	97.9%
Net revenue from services	5.1	2.1%
Cost of goods sold and services	(69.9)	(28.4%)

Gross profit	176.5	71.6%

General and administrative expenses(1)	(138.3)	(56.2%)
Other operating income (expenses), net	2.9	1.2%

Profit before finance result and taxes	41.0	16.6%

Finance income	3.9	1.6%
Finance costs	(41.2)	(16.7%)

Finance result	(37.3)	(15.1%)

Profit before income tax and social contribution	3.7	1.5%
Income tax and social contribution	(4.8)	(1.9%)

Net (loss) for the period	(1.0)	(0.4%)

(1)	Contains the sum of general and administrative expenses, commercial expenses and impairment losses on trade receivables.

Net revenue from sales and services

Net revenue from sales and services for the period from October 11, 2018 to December 31, 2018 amounted to R$246.4 million, comprised of R$241.2 million in sales and R$5.1 million in services. The breakdown of our net revenue from sales and services between our business segments for this period was as follows: (i) 96.0% derived from our Content and EdTech platform segment, comprised as follows: 38.9% from sales of learning systems, 44.0% from sales of textbooks, 0.7% from sales of complementary education solutions and 12.5% from sales of other services,; (ii) and 4.0% was derived from our Digital Services segment.

Cost of goods sold and services

Cost of goods sold and services for the period from October 11, 2018 to December 31, 2018 amounted to R$69.9 million, which was mainly composed of salaries and payroll charges (13.8%), raw material and production costs (13.4%), editorial costs (31.0%) and costs for copyrights (29.3%).

As a percentage of net revenue from sales and services, our cost of goods sold and services amounted to 28.4% for the period from October 11, 2018 to December 31, 2018.

Gross profit

For the reasons described above, gross profit for the period from October 11, 2018 to December 31, 2018 amounted to R$176.5 million.

General and administrative expenses

General and administrative expenses for the period from October 11, 2018 to December 31, 2018 amounted to R$138.3 million, mainly composed of salaries and payroll charges (38.1%), raw materials and production costs (13.0%), depreciation and amortization (15.7%) and advertising and publicity (9.2%). As a percentage of net revenue from sales and services, our general and administrative expenses amounted to 56.2% for this period.

Other operating income (expenses), net

Other operating income (expenses), net, for the period from October 11, 2018 to December 31, 2018 was an income of R$2.9 million, which represented 1.2% of our net revenue from sales and services for the period.

Profit before finance result and taxes

For the reasons described above, profit before finance result and taxes for the period from October 11, 2018 to December 31, 2018 totaled R$41.0 million.

Finance result

Finance result for the period from October 11, 2018 to December 31, 2018 amounted to R$37.3 million for the reasons described below:

•	Finance income amounted to R$3.9 million, mainly driven by the interest accrued on financial investments in the period.

•	Finance cost was R$41.2 million, mainly composed of interest on bonds and financing and accrual of interest on provision for risks of tax, civil and labor losses in the period.

Profit before income tax and social contribution

For the reasons described above, profit before income tax and social contribution for the period from October 11, 2018 to December 31, 2018 amounted to R$3.7 million.

Income tax and social contribution

Income tax and social contribution expenses for the period from October 11, 2018 to December 31, 2018 amounted to R$4.8 million.

Net loss for the period

For the reasons described above, net loss for the period from October 11, 2018 to December 31, 2018 amounted to R$1.0 million.

For the Period From January 1, 2018 to October 10, 2018 (Predecessor—Somos—Anglo)

	For Period from January 1, 2018 to October 10, 2018
	Predecessor (Somos—Anglo)	% of the net revenue
	R$ millions
Statement of profit or loss:
Net revenue from sales and services	518.5	100.0%
Net revenue from sales	500.4	96.5%
Net revenue from services	18.2	3.5%
Cost of goods sold and services	(221.0)	(42.6%)

Gross profit	297.6	57.4%

General and administrative expenses(1)	(453.6)	(87.5%)
Other operating income (expenses), net	4.3	0.8%

(Loss) before finance result and taxes	(151.8)	(29.3%)

Finance income	26.8	5.2%
Finance costs	(221.4)	(42.7%)

Finance result	(194.6)	(37.5%)

Loss before income tax and social contribution	(346.3)	(66.8%)
Income tax and social contribution	(267.0)	(51.5%)

Net (loss) for the period	(613.3)	(118.3%)

(1)	Contains the sum of general and administrative expenses, commercial expenses and impairment losses on trade receivables.

Net revenue from sales and services

Net revenue from sales and services for the period from January 1, 2018 to October 10, 2018 amounted to R$518.5 million, comprised of R$500.4 million in sales and R$18.2 million in services. The breakdown of our net revenue from sales and services between our business segments for this period was as follows: (i) 88.8% was derived from our Content and Edtech platform segment, comprised as follows: 53.6% from sales of learning systems, 24.3% from sale of textbooks, 3.9% from sales of complementary education solutions and 7.1% from sales of other services; (ii) 11.2% was derived from our Digital Services segment.

Cost of goods sold and services

Cost of goods sold and services for the period from January 1, 2018 to October 10, 2018 amouunted to R$221.0 million, and was mainly composed of salaries and payroll charges (10.0%), raw material and productions costs (55.4%), editorial costs (11.9%) and costs for copyrights (14.2%).

As a percentage of net revenue from sales and services, our cost of goods sold and services amounted to 42.6% for the period from January 1, 2018 to October 10, 2018.

Gross profit

For the reasons described above, gross profit for the period from January 1, 2018 to October 10, 2018 amounted to R$297.6 million.

General and administrative expenses

General and administrative expenses for the period from January 1, 2018 to October 10, 2018 amounted to R$453.6 million mainly composed of salaries and payroll charges (34.8%), depreciation and amortization (8.3%) and provision for risks of tax, civil and labor losses (33.2%). The provision was primarily attributable to income tax positions taken by the Predecessor Somos—Anglo and the Successor, in connection with a corporate reorganization carried out by the Predecessor Somos—Anglo in 2010. See note 20.a to the Somos—Anglo (Predecessor) combined carve-out financial statements as of December 31, 2017 and January 1, 2017 and for the period from January 1 to October 10, 2018 and for the year ended December 31, 2017 for further information.

As a percentage of net revenue from sales and services, our general and administrative expenses amounted to 87.5% for this period.

Other operating income (expenses), net

Other operating income (expenses) for the period from January 1, 2018 to October 10, 2018 was an income of R$4.3 million, which represented 0.8% of our net revenue from sales and services for the period.

Loss before finance result and taxes

For the reasons described above, loss before finance result and taxes for the period from January 1, 2018 to October 10, 2018 amounted to R$151.8 million.

Finance result

Finance result for the period from January 1, 2018 to October 10, 2018 amounted to R$194.6 million for the reasons described below:

•	Finance income amounted to R$26.8 million, mainly driven by the accrual of interest on financial investments in the period.

•

Finance cost amounted to R$221.4 million, mainly composed of payment of interest on bonds and financing, accrual of interest on provision for risks of tax, civil and labor losses and interest payments to suppliers in the period.

Loss before income tax and social contribution

For the reasons described above, loss before income tax and social contribution for the period from January 1, 2018 to October 10, 2018 amounted to R$346.3 million.

Income tax and social contribution

Income tax and social contribution expenses for the period from January 1, 2018 to October 10, 2018 amounted to R$267.0 million, primarily attributable to a notice of infraction claiming irregular collection of corporate income tax (IRPJ) and social contribution on net income (CSLL) in the amount of R$273.5 million, due to disallowance on the tax amortization of goodwill and other non-deductible expenses, in connection with a corporate reorganization carried out by the Predecessor Somos—Anglo in 2010.

Net loss for the period

For the reasons described above, net loss for the period from January 1, 2018 to October 10, 2018 amounted to R$613.3 million.

For the Period From January 1, 2018 to October 10, 2018 (Predecessor—Pitágoras)

	For Period from January 1, 2018 to October 10, 2018
	Predecessor (Pitagoras)	% of the net revenue
	R$ millions
Statement of profit or loss:
Net revenue from sales	80.6	100.0%
Cost of goods sold	(28.2)	(35.0%)

Gross profit	52.4	65.0%

General and administrative expenses(1)	(13.4)	(16.6%)
Profit before finance income (loss) and taxes	39.0	48.4%

Finance income	1.2	1.4%
Finance costs	(0.1)	—

Finance result	1.1	1.4%

Profit before income tax and social contribution	40.1	49.8%
Income tax and social contribution	(13.7)	(16.9%)

Net profit for the period	26.5	32.9%

(1)	Contains the sum of general and administrative expenses, commercial expenses and impairment losses on trade receivables.

Net revenue from sales

Net revenue from sales for the period from January 1, 2018 to October 10, 2018 amounted to R$80.6 million, wholly attributable to sale of learning systems.

Cost of goods sold

Cost of goods sold for the period from January 1, 2018 to October 10, 2018 amounted to R$28.2 million, and was mainly composed of raw materials and production costs (81.5%) and costs for copyrights (9.2%).

As a percentage of net revenue from sales, our cost of goods sold and services amounted to 35.0% for the period from January 1, 2018 to October 10, 2018.

Gross profit

For the reasons described above, gross profit for the period from January 1, 2018 to October 10, 2018 amounted to R$52.4 million.

General and administrative expenses

General and administrative expenses for the period from January 1, 2018 to October 10, 2018 amounted to R$13.4 million, and was mainly composed of salaries and payroll charges (44.6%), advertising and publicity (25.2%) and travel expenses (18.1%). As a percentage of net revenue from sales, our general and administrative expenses amounted to 16.6% for this period.

Profit before finance result and taxes

For the reasons described above, profit before finance result and taxes for the period from January 1, 2018 to October 10, 2018 amounted to R$39.0 million.

Finance result

Finance result for the period from January 1, 2018 to October 10, 2018 reached R$1.1 million in income mainly driven by interest income accrued on financial investments and marketable securities.

Profit before income tax and social contribution

For the reasons described above, profit before income tax and social contribution for the period from January 1, 2018 to October 10, 2018 amounted to R$40.1 million,

Income tax and social contribution

Income tax and social contribution expense for the period from January 1, 2018 to October 10, 2018 amounted to R$13.7 million.

Net profit for the period

For the reasons described above, net profit for the period from January 1, 2018 to October 10, 2018 amounted to R$26.5 million.

Year ended December 31, 2017 (Predecessor—Somos—Anglo)

	For Year ended December 31, 2017
	Predecessor (Somos—Anglo)	% of the net revenue
	R$ millions
Statement of profit or loss:
Net revenue from sales and services	686.0	100.0%
Net revenue from sales	663.4	96.7
Net revenue from services	22.6	3.3
Cost of goods sold and services	(255.2)	(37.2%)

Gross profit	430.7	62.8%

General and administrative expenses(1)	(332.5)	(48.5%)
Other operating income (expenses), net	(1.9)	(0.3%)

Profit before finance result and taxes	96.3	14.0%

Finance income	21.8	3.2%
Finance costs	(128.7)	(18.8%)

Finance result	(106.9)	(15.6%)

(Loss) before income tax and social contribution	(10.6)	(1.6%)
Income tax and social contribution	2.1	0.3%

Net (loss) profit for the period	(8.5)	(1.2%)

(1)	Contains the sum of general and administrative expenses, commercial expenses and impairment losses on trade receivables.

Net revenue from sales and services

Net revenue from sales and services for the year ended December 31, 2017 amounted to R$686.0 million, comprised of R$663.4 million in sales and R$22.6 million in services, and was mainly composed of sales of learning systems (42.4%), textbooks (42.4%), complementary education solutions (4.1%) and other services (11.1%).

Cost of goods sold and services

Cost of goods sold and services for the year ended December 31, 2017 was R$255.2 million, mainly composed of salaries and payroll charges (12.2%), raw material and productions costs (28.8%), editorial costs (17.2%) and costs for copyrights (21.6%).

As a percentage of net revenue from sales and services, our cost of goods sold and services amounted to 37.2% for the year ended December 31, 2017.

Gross profit

For the reasons described above, gross profit for the year ended December 31, 2017 amounted to R$430.7 million.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2017 amounted to R$332.5 million, and was mainly composed of salaries and payroll charges (42.0%), advertising and publicity (8.8%) and depreciation and amortization (13.0%). As a percentage of net revenue from sales and services, our general and administrative expenses amounted to 48.5% for this period.

Other operating income (expenses), net

Other operating income (expenses) for the year ended December 31, 2017 was an expense of R$1.9 million.

Profit before finance result and taxes

For the reasons described above, profit before finance result and taxes for the year ended December 31, 2017 amounted to R$96.3 million.

Finance result

Finance result for the year ended December 31, 2017 amounted to a finance cost of R$106.9 million for the reasons described below:

•	Finance income amounted to R$21.8 million, mainly driven by the accrual of interest on financial investments in the period.

•

Finance cost amounted to R$128.7 million, mainly composed of payment interest on bonds and financing, accrual of interest on provision for risks of tax, civil and labor losses and interest payment to suppliers in the period.

Loss before income tax and social contribution

For the reasons described above, loss before income tax and social contribution for the year ended December 31, 2017 amounted to R$10.6 million,

Income tax and social contribution

Income tax and social contribution for the year ended December 31, 2017 was an income of R$2.1 million

Net loss for the period

For the reasons described above, net loss for the year ended December 31, 2017 amounted to R$8.5 million.

Year ended December 31, 2017 (Predecessor—Pitagoras)

	For Year ended December 31, 2017
	Predecessor (Pitagoras)	% of the net revenue
	R$ millions
Statement of profit or loss:
Net revenue from sales	99.4	100.0%
Cost of goods sold	(35.2)	(35.4%)

Gross profit	64.2	64.6%

General and administrative expenses(1)	(12.4)	(12.4%)
Profit before finance result and taxes	51.8	52.15%

Finance income	0.8	0.9%
Finance result	0.8	0.85%

Profit before income tax and social contribution	52.7	53.00%
Income tax and social contribution	(17.9)	(18.01%)

Net profit for the period	34.8	34.99%

(1)	Contains the sum of general and administrative expenses, commercial expenses and impairment losses on trade receivables.

Net revenue from sales

Net revenue from sales for the year ended December 31, 2017 amounted to R$99.4 million, wholly attributable to learning system sales.

Cost of goods sold

Cost of goods sold for the year ended December 31, 2017 amounted to R$35.2 million, and was mainly composed of raw materials and production costs (53.8%) and costs for copyrights (19.3%).

As a percentage of net revenue from sales and services, our cost of goods sold and services amounted to 35.4% for the year ended December 31, 2017.

Gross profit

For the reasons described above, gross profit for the year ended December 31, 2017 amounted to R$64.2 million.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2017 amounted to R$12.4 million, and was mainly composed of salaries and payroll charges (29.6%), advertising and publicity (30.4%) and travel expenses (20.6%). As a percentage of net revenue from sales and services, our general and administrative expenses amounted to 12.4% for this period.

Profit before finance result and taxes

For the reasons described above, profit before finance result and taxes for the year ended December 31, 2017 totaled R$51.8 million.

Finance result

Finance income for the year ended December 31, 2017 amounted to R$0.8 million.

Profit before income tax and social contribution

For the reasons described above, profit before income tax and social contribution for the year ended December 31, 2017 amounted to R$52.7 million.

Income tax and social contribution

Income tax and social contribution for the year ended December 31, 2017 was an expense of R$17.9 million.

Net loss for the period

For the reasons described above, net profit for the year ended December 31, 2017 amounted to R$34.8 million.

Results of Operations by Segment

Content & EdTech Platform Segment Comparison between Results of Operations for the Three Months Ended March 31, 2020 (Successor) and Results of Operations for the Three Months Ended March 31, 2019 (Successor)

	For the Three Months Ended March 31,
	2020 (Successor)	2019 (Successor)
	R$ millions
Statement of profit or loss:
Net revenue from sales and services	317.7	286.0
Cost of goods sold and services	(98.2)	(116.7)

Gross profit	219.5	169.3

General and administrative expenses(1)	(138.9)	(107.2)
Other operating income, net	0.8	2.0

Profit before finance result and taxes	81.4	64.2

(1)	Contains the sum of general and administrative expenses, commercial expenses and impairment losses on trade receivables.

Net revenue from sales and services

Net revenue from sales and services for the three months ended March 31, 2020 amounted to R$317.7 million, an increase of R$31.7 million, or 11.1%, compared to net revenue from sales and services of R$286.0 million for the three months ended March 31, 2019. This was mainly due to a 34% increase in students enrolled in our complementary education solutions, as well as the integration of Pluri following its acquisition in January 2020.

Cost of goods sold and services

Cost of goods sold and services for the three months ended March 31, 2020 amounted to R$98.2 million, a decrease of R$18.5 million, or 15.9%, in relation to costs of goods sold and services of R$116.7 million for the three months ended March 31, 2019, notwithstanding the increase in enrolled students described above. The decrease is primarily attributable to the sale of inventory acquired in the Somos acquisition and recorded at fair value in the amount of R18.8 million in 2019, compared to sales of internally developed inventory of Somos-Anglo and Pluri in the amount of R$5.0 million in 2020.

As a percentage of net revenue from sales and services, our cost of goods sold and services amounted to 30.9% for the three months ended March 31, 2020, compared to 40.8% for the three months ended March 31, 2019.

Gross profit

For the reasons described above, gross profit for the three months ended March 31, 2020 amounted to R$219.5 million, an decrease of R$50.2 million, or 29.7%, from gross profit of R$169.3 million for the three months ended March 31, 2019.

General and administrative expenses

General and administrative expenses for the three months ended March 31, 2020 amounted to R$138.9 million, an increase of R$31.7 million from general and administrative expenses of R$107.2 million for the three months ended March 31, 2019. This was primarily attributable to an increase of R$11.2 million in salaries due to hiring of additional personnel during 2020 to support the Successor’s growth, R$8.6 million in expenses of the companies acquired in 2020 (MindMakers and Pluri), R$4.1 million for advertising and publicity due to the acceleration of our go-to-market strategy and increased expenses of R$4.8 million related to impairment losses on trade receivables due to the impacts of the COVID-19 outbreak to our expected credit losses.

Other operating income, net

Other operating income (expenses) for the three months ended March 31, 2020 was income of R$0.8 million compared to R$2.0 million for the three months ended March 31, 2019, a decrease of R$1.2 million. This decrease was primarily attributable to a higher income from sales of assets in 2019.

Profit before finance result and taxes

For the reasons described above, profit before finance result and taxes for the three months ended March 31, 2020 amounted to R$81.4 million, an increase of R$17.2 million compared to the R$64.2 million for the three months ended March 31, 2019.

Content & EdTech Platform Segment Results of Operations for the Year ended December 31, 2019 (Successor)

	For Year ended December 31, 2019
	Successor (Vasta)	% of the net revenue
	R$ millions
Statement of profit or loss:
Net revenue from sales and services	882.3	100.0%
Cost of goods sold and services	(355.7)	(40.3%)

Gross profit	526.5	59.7%

General and administrative expenses(1)	(441.2)	(50.0%)
Other operating income, net	5.1	0.6%

Profit before finance result and taxes	90.5	10.3%

(1)	Contains the sum of general and administrative expenses, commercial expenses and impairment losses on trade receivables.

Net revenue from sales and services

Net revenue from sales and services for the year ended December 31, 2019 amounted to R$882.3 million, and was composed of sales of learning systems (56.1%), textbooks (31.6%), complementary education solutions (3.5%) and other services (8.8%).

Cost of goods sold and services

Cost of goods sold and services for the year ended December 31, 2019 amounted to R$355.7 million, and was mainly composed of raw materials and production costs (46.7%), editorial costs (17.2%) and costs for copyrights (17.4%).

As a percentage of net revenue from sales and services, our cost of goods sold and services amounted to 40.3% for the year ended December 31, 2019.

Gross profit

For the reasons described above, gross profit for the year ended December 31, 2019 was R$526.5 million.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2019 amounted to R$441.2 million, mainly composed of salaries and payroll charges (35.4%), depreciation and amortization (30.6%), advertising and publicity (7.9%). As a percentage of net revenue from sales and services, our general and administrative expenses amounted to 50.0% for the year ended December 31, 2019.

Other operating income, net

Other operating income for the year ended December 31, 2019 was an income of R$5.1 million, representing 0.6% of our net revenue from sales and services for the period.

Profit before finance result and taxes

For the reasons described above, profit before finance result and taxes for the year ended December 31, 2019 amounted to R$90.5 million.

Content & EdTech Platform Segment Results of Operations for the Period From October 11, 2018 to December 31, 2018 (Successor)

	For Period from October 11, 2018 to December 31, 2018
	Successor (Vasta)	% of the net revenue
	R$ millions
Statement of profit or loss:
Net revenue from sales and services	236.5	100.0%
Cost of goods sold and services	(64.7)	(27.4%)

Gross profit	171.8	72.6%

General and administrative expenses(1)	(135.6)	(57.3%)
Other operating income, net	2.9	1.2%

Profit before finance result and taxes	39.1	16.5%

(1)	Contains the sum of general and administrative expenses, commercial expenses and impairment losses on trade receivables.

Net revenue from sales and services

Net revenue from sales and services for the period from October 11, 2018 to December 31, 2018 amounted to R$236.5 million, and was composed of sales of learning systems (40.6%), textbooks (45.8%), complementary education (0.7%) and other services (13.0%).

Cost of goods sold and services

Cost of goods sold and services for the period from October 11, 2018 to December 31, 2018 amounted to R$64.7 million, mainly composed of salaries and payroll charges (15.0%), editorial costs (33.4%) and costs for copyrights (31.6%).

As a percentage of net revenue from sales and services, our cost of goods sold and services amounted to 27.4% for the period from October 11, 2018 to December 31, 2018.

Gross profit

For the reasons described above, gross profit for the period from October 11, 2018 to December 31, 2018 amounted to R$171.8 million.

General and administrative expenses

General and administrative expenses for the period from October 11, 2018 to December 31, 2018 amounted to R$135.6 million and was mainly composed of salaries and payroll charges (37.5%), depreciation and amortization (16.1%), advertising and publicity (9.3%). As a percentage of net revenue from sales and services, our general and administrative expenses amounted to 57.3% for the period from October 11, 2018 to December 31, 2018.

Other operating income, net

Other operating income for the period from October 11, 2018 to December 31, 2018 was an income of R$2.9 million, representing 1.2% of our net revenue from sales and services for the period.

Profit before finance result and taxes

For the reasons described above, profit before finance result and taxes for the period from October 11, 2018 to December 31, 2018 amounted to R$39.1 million.

Content & EdTech Platform Segment Results of Operations for the Period From January 1, 2018 to October 10, 2018 (Predecessor—Somos—Anglo)

	For Period from January 1, 2018 to October 10, 2018
	Predecessor (Somos – Anglo)	% of the net revenue
	R$ millions
Statement of profit or loss:
Net revenue from sales and services	460.7	100.0%
Cost of goods sold and services	(174.3)	(37.8%)

Gross profit	286.4	62.2%

General and administrative expenses(1)	(445.9)	(96.8%)
Other operating income, net	4.3	0.9%

Loss before finance result and taxes	(155.2)	(33.7%)

(1)	Contains the sum of general and administrative expenses, commercial expenses and impairment losses on trade receivables.

Net revenue from sales and services

Net revenue from sales and services for the period from January 1, 2018 to October 10, 2018 amounted to R$460.7 million, and was composed of sales of learning systems (60.3%), textbooks (27.3%), complementary education (4.4%) and other services (8.0%).

Cost of goods sold and services

Cost of goods sold and services for the period from January 1, 2018 to October 10, 2018 amounted to R$174.3 million, mainly composed of raw materials and production costs (44.1%), editorial costs (15.1%) and costs for copyrights (18.0%).

As a percentage of net revenue from sales and services, our cost of goods sold and services amounted to 37.8% for the period from January 1, 2018 to October 10, 2018.

Gross profit

For the reasons described above, gross profit for the period from January 1, 2018 to October 10, 2018 amounted to R$286.4 million.

General and administrative expenses

General and administrative expenses for the period from January 1, 2018 to October 10, 2018 amounted to R$445.9 million mainly composed of salaries and payroll charges (34.3%) and provision for risks of tax civil and labor losses (33.8%). The provision is primarily attributable to income tax positions taken by the Predecessor Somos—Anglo and the Successor, in connection with a corporate reorganization carried out by the Predecessor Somos—Anglo in 2010. See note 20.a to the Somos—Anglo (Predecessor) combined carve-out financial statements as of December 31, 2017 and January 1, 2017 and for the period from January 1 to October 10, 2018 and for the year ended December 31, 2017 for further information.

As a percentage of net revenue from sales and services, our general and administrative expenses amounted to 96.8% for the period from January 1, 2018 to October 10, 2018.

Other operating income, net

Other operating income, net, for the period from January 1, 2018 to October 10, 2018 was an income of R$4.3 million, which represented 0.9% of our net revenue from sales and services for the period.

Loss before finance result and taxes

For the reasons described above, loss before finance result and taxes for the period from January 1, 2018 to October 10, 2018 amounted to R$155.2 million.

Digital Platform Segment Comparison between Results of Operations for the Three Months Ended March 31, 2020 (Successor) and Results of Operations for the Three Months Ended March 31, 2019 (Successor)

	For the Three Months Ended March 31,
	2020 (Successor)	2019 (Successor)
	R$ millions
Statement of profit or loss:
Net revenue from sales and services	74.7	67.1
Cost of goods sold and services	(69.1)	(62.6)

Gross profit	5.6	4.4

General and administrative expenses(1)	(8.2)	(5.6)

(Loss) before finance result and taxes	(2.7)	(1.2)

(1)	Contains the sum of general and administrative expenses, commercial expenses and impairment losses on trade receivables.

Net revenue from sales and services

Net revenue from sales and services for the three months ended March 31, 2020 amounted to R$74.7 million, an increase of R$7.6 million, or 11.3%, compared to net revenue from sales and services of R$67.1 million for the three months ended March 31, 2019. This was mainly due to increased penetration of customers in our digital platform segment.

Cost of goods sold and services

Cost of goods sold and services for the three months ended March 31, 2020 amounted to R$69.1 million, an increase of R$6.5 million, or 10.4%, in relation to costs of goods sold and services of R$62.6 million for the three months ended March 31, 2019. This increase was primarily attributable to higher penetration of customers in our digital platform segment described above.

As a percentage of net revenue from sales and services, our cost of goods sold and services amounted to 92.5% for the three months ended March 31, 2020, compared to 93.3% for the three months ended March 31, 2019.

Gross profit

For the reasons described above, gross profit for the three months ended March 31, 2020 amounted to R$5.6 million, an increase of R$1.2 million, or 27.3%, from gross profit of R$4.4 million for the three months ended March 31, 2019.

General and administrative expenses

General and administrative expenses for the three months ended March 31, 2020 amounted to R$8.2 million, an increase of R$2.6 million, or 46.4%, from general and administrative expenses of R$5.6 million for the three months ended March 31, 2019. This increase was primarily attributable to an increase of R$1.2 million in corporate expenses related to hiring of additional personnel during 2020 and an increase of R$0.7 million in expenses related to impairment losses on trade receivables.

(Loss) before finance result and taxes

For the reasons described above, loss before finance result and taxes for the three months ended March 31, 2020 amounted to R$2.7 million, a decrease of R$1.5 million compared to the loss before finance result and taxes of R$1.2 million for the three months ended March 31, 2019.

Digital Platform Segment Results of Operations for the Year ended December 31, 2019 (Successor)

	For Year ended December 31, 2019
	Successor (Vasta)	% of the net revenue
	R$ millions
Statement of profit or loss:
Net revenue from sales and services	107.4	100.0%
Cost of goods sold and services	(91.3)	(85.0%)

Gross profit	16.1	15.0%

General and administrative expenses(1)	(24.1)	(22.4%)
(Loss) before finance result and taxes	(8.0)	(7.5%)

(1)	Contains the sum of general and administrative expenses, commercial expenses and impairment losses on trade receivables.

Net revenue from sales and services

Net revenue from sales and services for the year ended December 31, 2019 amounted to R$107.4 million, reflecting the growth, consolidation and integration of Livro Fácil in the period.

Cost of goods sold and services

Cost of goods sold and services for the year ended December 31, 2019 amounted to R$91.3 million, and was mainly composed of raw materials and production costs (94.0%).

As a percentage of net revenue from sales and services, our cost of goods sold and services amounted to 85.0% for the year ended December 31, 2019.

Gross profit

For the reasons described above, gross profit for the year ended December 31, 2019 amounted to R$16.1 million.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2019 amounted to R$24.1 million, and was mainly composed of salaries and payroll charges (36.4%) and consulting and advisory services (29.8%). As a percentage of net revenue from sales and services, our general and administrative expenses amounted to 22.4% for the year ended December 31, 2019.

Loss before finance result and taxes

For the reasons described above, loss before finance result and taxes for the year ended December 31, 2019 amounted to R$8.0 million.

Digital Platform Segment Results of Operations for the Period from October 11, 2018 to December 31, 2018 (Successor)

	For Period from October 11, 2018 to December 31, 2018
	Successor (Vasta)	% of net revenue
	R$ millions
Statement of profit or loss:
Net revenue from sales and services	9.9	100.0%
Cost of goods sold and services	(5.2)	(52.6%)

Gross profit	4.7	47.4%

General and administrative expenses(1)	(2.7)	(27.7%)
Profit before finance result and taxes	1.9	19.6%

(1)	Contains the sum of general and administrative expenses, commercial expenses and impairment losses on trade receivables.

Net revenue from sales and services

Net revenue from sales and services for the period from October 11, 2018 to December 31, 2018 amounted to R$9.9 million.

Cost of goods sold and services

Cost of goods sold and services for the period from October 11, 2018 to December 31, 2018 amounted to R$5.2 million, and was mainly composed of raw materials and production costs (99.1%).

As a percentage of net revenue from sales and services, our cost of goods sold and services amounted to 52.6% for the period from October 11, 2018 to December 31, 2018.

Gross profit

For the reasons described above, gross profit for the period from October 11, 2018 to December 31, 2018 amounted to R$4.7 million.

General and administrative expenses

General and administrative expenses for the period from October 11, 2018 to December 31, 2018 amounted to R$2.7 million, and was mainly composed of salaries and payroll charges (64.9%) and consulting and advisory services (14.1%). As a percentage of net revenue from sales and services, our general and administrative expenses amounted to 27.7% for the period from October 11, 2018 to December 31, 2018.

Profit before finance result and taxes

For the reasons described above, profit before finance result and taxes for the period from October 11, 2018 to December 31, 2018 amounted to R$1.9 million.

Digital Platform Segment Results of Operations for the Period From January 1, 2018 to October 10, 2018 (Predecessor—Somos—Anglo)

	For Period from January 1, 2018 to October 10, 2018
	Predecessor (Somos—Anglo)	% of net revenue
	R$ millions
Statement of profit or loss:
Net revenue from sales and services	57.9	100.0%
Cost of goods sold and services	(46.7)	(80.6%)

Gross profit	11.2	19.4%

General and administrative expenses(1)	(7.7)	(13.4%)
Other operating income (expenses), net	(0.1)	(0.1%)

Profit before finance result and taxes	3.4	5.9%

(1)	Contains the sum of general and administrative expenses, commercial expenses and impairment losses on trade receivables.

Net revenue from sales and services

Net revenue from sales and services for the period from January 1, 2018 to October 10, 2018 amounted to R$57.9 million.

Cost of goods sold and services

Cost of goods sold and services for the period from January 1, 2018 to October 10, 2018 amounted to R$46.7 million, and was mainly composed of raw materials and production costs (97.7%).

As a percentage of net revenue from sales and services, our cost of goods sold and services amounted to 80.6% for the period from January 1, 2018 to October 10, 2018.

Gross profit

For the reasons described above, gross profit for the period from January 1, 2018 to October 10, 2018 amounted to R$11.2 million.

General and administrative expenses

General and administrative expenses for the period from January 1, 2018 to October 10, 2018 amounted to R$7.7 million, and was mainly composed of salaries and payroll charges (66.5%) and consulting and advisory services (15.5%). As a percentage of net revenue from sales and services, our general and administrative expenses amounted to 13.4% for the period from January 1, 2018 to October 10, 2018

Other operating income (expenses), net

Other operating income (expenses), net, for the period from January 1, 2018 to October 10, 2018 was an expense of R$0.1 million.

Profit before finance result and taxes

For the reasons described above, profit before finance result and taxes for the period from January 1, 2018 to October 10, 2018 amounted to R$3.4 million.

Unaudited Supplemental Condensed Pro Forma Financial Information For The Year Ended December 31, 2018

Set forth below are the unaudited condensed pro forma statements of profit or loss for the year ended December 31, 2018 which is intended to provide to provide pro forma results of operations as if the Acquisition described elsewhere in this document had occurred on January 1, 2018. The Acquisition was accounted for as a business combination in accordance with IFRS 3—Business Combinations, using the purchase method of accounting.

The pro forma information presented herein is derived from the audited carve-out financial statements of the Successor for the period from October 11 to December 31, 2018 and the audited carve-out financial statements of the Predecessors for the period from January 1 to October 10, 2018, appearing elsewhere in this prospectus. Assumptions underlying the pro forma adjustments are described in the accompanying notes.

Pro forma adjustments were made to reflect:

•	The sum of the results of operations of the Predecessor entities and the Successor entities as if they had been under common control as of January 1, 2018;

•	Amortization of the identified intangible assets recognized in connection of the purchase accounting related to the Acquisition of Somos—Anglo, in October 11, 2018, as of January 1, 2018; and

•	Deferred taxes effects of the pro forma adjustments.

The unaudited pro forma adjustments are based upon available information and certain assumptions that are factually supportable and that we believe are reasonable under the circumstances. The unaudited pro forma financial information is presented for information purposes only.

The unaudited pro forma financial information does not purport to represent what our actual results of operations would have been had the Acquisition described elsewhere in this document been completed on the date indicated, nor are they an indicative of future consolidated results of operations or financial condition. The unaudited pro forma financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our audited carve-out financial statements appearing elsewhere in this prospectus. All pro forma adjustments and related underlying assumptions are described more fully in the notes to the unaudited pro forma financial information that follow.

The audited combined carve-out financial statements from which the unaudited pro forma condensed carve-out financial information have been derived, were prepared in accordance with IFRS.

Vasta Platform Limited

Unaudited Condensed Pro Forma Statement of Profit or Loss

For the Year Ended December 31, 2018

(in millions of reais)

	For the Period from October 11 to December 31, 2018	For the Period from January 1 to October 10, 2018
	Successor (Vasta)(1)	Predecessor– Somos – Anglo(2)	Predecessor – Pitágoras (3)	Pro Forma Adjustments	Notes	Vasta Platform Pro Forma
Statement of profit or loss:
Net revenue from sales and services	246.4	518.5	80.6	—		845.5

Cost of goods sold and services rendered	(69.9)	(221.0)	(28.2)	—		(319.1)

Gross profit	176.5	297.6	52.4	—		526.5

Operating income (expenses)
General and administrative expenses(4)	(138.3)	(453.6)	(13.4)	(71.7)	4.A	(677.1)
Other operating income (expenses)	2.9	4.3	—	—		7.1
Finance result
Finance income	3.9	26.8	1.2	—		31.9
Financial costs	(41.2)	(221.4)	—	—		(262.6)

Profit (loss) before income tax and social contribution	3.7	(346.3)	40.2	(71.7)		(374.3)

Income tax and social contribution	(4.7)	(267.0)	(13.7)	24.4	4.B	(261.0)

Net profit (loss) for the period/year	(1.0)	(613.3)	26.5	(47.4)		(635.2)

(1)	Represents the audited combined carve-out statement of profit or loss of the Vasta Platform (Successor) for the period from October 11 to December 31, 2018 included elsewhere in this prospectus.
(2)	Represents the audited combined carve-out statement of profit or loss of Somos—Anglo (Predecessor) for the period from January 1 to October 10, 2018 included elsewhere in this prospectus.
(3)	Represents the audited carve-out statement of profit or loss of Pitágoras (Predecessor) for the period from January 1 to October 10, 2018 included elsewhere in this prospectus.
(4)	Contains the sum of general and administrative expenses, commercial expenses and impairment losses on trade receivables.

Notes to Unaudited Condensed Pro Forma Statement of Profit or Loss

For the Year Ended December 31, 2018

1.	Description of the transaction

On October 11, 2018, Saber, a subsidiary of Cogna (formerly known as Kroton Educacional S.A.), our parent company, and a Brazilian publicly-listed company in the Novo Mercado segment of B3, with no controlling shareholder, consummated the Acquisition. Following the Acquisition, Cogna began managing the Somos Group’s K-12 curriculum businesses and since October 2019 Cogna has adopted the Vasta brand for its B2B K-12 business, representing the combination of the K-12 curriculum businesses held by the Predecessors. Consequently, the Acquisition created a new basis of accounting for the Somos Group, using the acquisition method of accounting to record assets acquired and liabilities assumed by it. This accounting treatment generally results in increased amortization and depreciation reported in future periods. Accordingly, the accompanying combined carve-out financial statements of the Predecessors and the Successor are not comparable in all material respects since those financials statements report financial position, results of operations, and cash flows of these separate entities. Upon the Acquisition, the Somos Group, along with Pitágoras, came under the indirect common control of Cogna (and with the completion of the corporate reorganization, will come under the direct control of Vasta).

As part of an effort to streamline its operations, a comprehensive corporate restructuring to enhance our current corporate structure was carried-out and as a result, we reduced the number of legal entities in our economic group and improved overall synergies and contribution of these business to us. See “Summary—Our Corporate Structure—Our Incorporation and Corporate Reorganization” for further information regarding our corporate reorganization.

2.	Basis of pro forma presentation

The unaudited condensed pro forma statements of profit or loss for the year ended December 31, 2018 were prepared in accordance with Article 11 of Regulation S-X and have been prepared for illustrative purposes only and are not necessarily indicative of the financial position or results of operations in future periods or the results that would have been occurred had the transactions described above been completed during the respective periods presented.

The unaudited condensed pro forma statements of profit or loss combine the Successor’s audited combined carve-out statement of profit or loss for the period from October 11 to December 31, 2018 and the Predecessors’ audited carve-out statement of profit or loss for the period from January 1 to October 10, 2018 and have been prepared as if each of the Predecessors and the Successor were under common control since January 1, 2018. The historical financial information is adjusted in the unaudited condensed pro forma statement of profit or loss to give effect to pro forma events that are (1) directly attributable to the Acquisition, as mentioned elsewhere in this prospectus, (2) factually supportable, and (3) expected to have a continuing impact on our results.

The pro forma adjustments described below were developed based on our management’s assumptions and estimates, including assumptions relating to the useful life of identified assets related to the acquisition of Somos by Cogna, in October 11, 2018.

We expect to incur costs and realize benefits associated with the Acquisition. The unaudited condensed pro forma statement of profit or loss do not reflect the costs of any integration activities or any benefits that may result from operating efficiencies or synergies, nor any charges directly related to the Acquisition incurred by the Successor.

3.	Accounting Policies

There are no differences between the accounting policies applicable to the Predecessors and the Successor. Therefore, no impact is expected on the unaudited condensed pro-forma statements of profit or loss.

4.	Pro forma adjustments

The following is a description of the unaudited pro forma adjustments reflected in the unaudited pro forma financial statements:

a.	General and Administrative Expenses Adjustments

Reflects the estimated adjustments resulting from the amortization of identifiable intangible assets with definite lives (i.e. customer portfolio and trademark) recognized in connection with the Acquisition of Somos—Anglo (Predecessor), on October 11, 2018, as if the transaction had occurred on January 1, 2018. For further information on the purchase price allocation of Somos—Anglo (Predecessor), see note 2 to the audited combined carve-out financial statements of the Successor as of December 31, 2019, included elsewhere in this document.

The purchase price allocation of such assets and weighted average estimated useful lives (in years), are provided below:

Customer Portfolio
Purchase Price Allocated	1,109.4
Useful lives (in years)	13 years
Estimated amortization for the period from January 1 to October 10, 2018(A)	71.1

Trademark
Purchase Price Allocated	615.0
Weighted Average Useful lives (in years)	23.5 years
Estimated amortization for the period from January 1 to October 10, 2018(B)	22.1
(-) Predecessor’s previously recognized amortization(C)	(21.5)

Total depreciation and amortization adjustment (A) + (B) – (C)	71.7

Due to the items described above, the net impact to the General and Administrative Expenses in this unaudited condensed pro-forma statements is an additional expense of R$71.7.

b.	Deferred Tax Adjustments

Reflects the estimated income taxes effects on the pro forma adjustments considering the statutory rate of 34%.

Comparison between Successor’s Results of Operations for the Year Ended December 31, 2019 and Pro-Forma Results of Operations for the Year Ended December 31, 2018

	For Year Ended December 31
	2019 (Successor)	2018 (Pro-Forma)
	R$ millions
Statement of profit or loss:
Net revenue from sales and services	989.7	845.5
Net revenue from sales	971.3	822.2
Net revenue from services	18.4	23.3
Cost of goods sold and services	(447.0)	(319.1)

Gross profit	542.6	526.4

General and administrative expenses(1)	(465.3)	(677.1)
Other operating income (expenses), net	5.1	7.1

Profit (Loss) before finance result and taxes	82.5	(143.5)

Finance income	5.4	31.9
Finance costs	(178.2)	(262.6)

Finance result	(172.8)	(230.7)

(Loss) before income tax and social contribution	(90.3)	(374.3)
Income tax and social contribution	29.6	(261.0)

Net (loss) for the period	(60.7)	(635.2)

(1)	Contains the sum of general and administrative expenses, commercial expenses and impairment losses on trade receivables.

The following analyses are made using our unaudited condensed pro forma financial information as comparative basis with the Successor’s result of operations for the year ended December 31, 2019 as supplementary information only. These pro forma results should not be considered representative of our results of operations in accordance with IFRS, therefore these measures have certain limitations, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. See “Unaudited Condensed Pro Forma Financial Information” for further information regarding the pro forma.

Net revenue from sales and services

Net revenue from sales and services for the year ended December 31, 2019 amounted to R$989.7 million, an increase of R$144.2 million, or 17.1%, compared to net revenue from sales and services of R$845.5 million for year ended December 31, 2018. This was mainly due to our net revenue from sales and services pertaining to our Content & EdTech platform, which increased by R$104.5 million, or 13.4%, due to higher growth of complementary content and textbooks. Meanwhile, net revenue from sales and services of our Digital Platform segment increased by R$39.6 million, or 58.5%, due to the growth, consolidation and integration of Livro Fácil in the period.

Cost of goods sold and services

Cost of goods sold and services for the year ended December 31, 2019 amounted to R$447.0 million, an increase of R$127.9 million, or 40.%, in relation to pro forma costs of goods sold and services of R$319.1 million for the year ended December 31, 2018. This increase was primarily attributable to the increase of R$39.4 million in cost of goods sold and services from our Digital Platform segment, due to the higher penetration of our Livro Fácil e-commerce, which has a higher cost structure compared to our Content & EdTech Platform segment. Meanwhile, cost of goods sold and services pertaining to our Content & EdTech platform increased by R$88.4 million, or 33.1%, due to higher editorial costs and higher penetration of complementary content and textbooks, which has a higher cost structure compared to learning systems.

As a percentage of net revenue from sales and services, our cost of goods sold and services amounted to 45.2% for the year ended December 31, 2019, compared to 37.7% for the year ended December 31, 2018.

Gross profit

For the reasons described above, gross profit for the year ended December 31, 2019 amounted to R$542.6 million, an increase of R$16.2 million, or 3.1%, from pro forma gross profit of R$526.5 million for the year ended December 31, 2018.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2019 amounted to R$465.3 million, a decrease of R$211.8 million, or 31.3%, from pro forma general and administrative expenses of R$677.1 million for the year ended December 31, 2018. This decrease was primarily attributable to a fine due to income tax positions taken by the Predecessor Somos – Anglo and the Successor in connection with a corporate reorganization carried out by Somos Sistemas in 2010, which affected our results of operations in 2018. See note 20.a to the Somos – Anglo (Predecessor) combined carve-out financial statements as of December 31, 2017 and January 1, 2017 and for the period from January 1 to October 10, 2018 and for the year ended December 31, 2017 for further information.

Other operating income (expenses), net

Other operating income (expenses) for the year ended December 31, 2019 was income of R$5.1 million, compared to pro forma income of R$7.1 million for the year ended December 31, 2018, a decrease of R$2.0 million, or 28.0%. This decrease was primarily attributable to a decrease in income of R$1.3 million of property and equipment sold in 2019, when compared with 2018.

Profit (Loss) before finance result and taxes

For the reasons described above, profit before finance result and taxes for the year ended December 31, 2019 amounted to R$82.5 million, an increase of R$226.0 million compared to the R$143.5 million pro forma loss before finance result and taxes for the year ended December 31, 2018.

Finance result

Finance result for the year ended December 31, 2019 amounted to a R$172.8 million finance cost, compared to a R$230.7 million pro forma finance cost for the year ended December 31, 2018, representing a decrease of R$57.9 million in finance result.

Finance income for the year ended December 31, 2019 amounted to R$5.4 million, a decrease of R$26.5 million, or 83.1%, compared to the pro forma finance income of R$31.9 million for the year ended December 31, 2018. This decrease was primarily attributable to a lower average cash balance and a lower CDI rate during 2019, accruing on our balances of cash and cash equivalents.

Finance cost for the year ended December 31, 2019 was R$178.2 million, a decrease of R$84.4 million, or 32.1%, compared to pro forma finance cost of R$262.6 million for the year ended December 31, 2018. This decrease is mainly attributable to:

•

A lower amount of interest accrued on provision for risks of tax, civil and labor losses in 2019 (R$41.4 million) when compared to 2018 (in the amount of R$77.2 million). This interest is accrued on the balance held as a provision for risks for tax, civil and labor losses regarding income tax positions in connection with a corporate reorganization carried out by the Predecessor Somos—Anglo. See note 20.a to the Somos—Anglo (Predecessor) combined carve-out financial statements as of December 31, 2017 and January 1, 2017 and for the period from January 1 to October 10, 2018 and for the year ended December 31, 2017 for further information.

•

A decrease on (i) finance costs related to interest on bonds and financing (R$92.6 million in 2019 compared to R$114.8 million for the year ended December 31, 2018) and (ii) imputed interest on suppliers (R$24.6 million in 2019 compared to R$56.4 million for the year ended December 31, 2018) due to lower CDI rate and consequently a decreased amount accruing on our balance of bonds and financing during 2019.

•	Those amounts were partially offset due to the recognition of R$16.3 million of interest on lease liabilities in the year ended December 31, 2019 due to the adoption of IFRS 16.

Loss before income tax and social contribution

For the reasons described above, loss before income tax and social contribution for the year ended December 31, 2019 amounted to R$90.3 million, an improvement of R$284.0 million compared to the pro forma loss of R$374.3 million for the year ended December 31, 2018.

Income tax and social contribution

Income tax and social contribution for the year ended December 31, 2019 was an income of R$29.6 million, an improvement of R$290.6 million compared to the pro forma income tax and social contribution expense of R$261.0 million for the year ended December 31, 2018. This change was primarily attributable to a fine as set forth in a notice of infraction claiming penalties for the irregular collection of corporate income tax (IRPJ) and social contribution on net income (CSLL) in the amount of R$273.5 million, due to disallowance on the tax amortization of goodwill and other non-deductible expenses for income tax positions taken by the Predecessor Somos – Anglo in connection with a corporate reorganization carried out by the Predecessor Somos—Anglo in 2010, which only affected the 2018 period.

Net loss for the period

For the reasons described above, net loss for the year ended December 31, 2019 amounted to R$60.7 million, an improvement of R$574.5 million compared to the R$635.2 million pro forma net loss for the year ended December 31, 2018.

Liquidity and Capital Resources

Statement of Cash Flows

The following tables show our historical generation and use of cash:

	For Three Months Ended March 31,
	2020	2020	2019
	Successor (Vasta)
	US$ millions(1)	R$ millions
Statement of Cash Flows
Net cash flows from / (used in) operating activities	16.3	84.7	(176.3)
Net cash flows (used in) investing activities	(5.9)	(30.9)	(7.0)
Net cash flows (used in) / from financing activities	(0.6)	(3.2)	116.5

(1)

For convenience purposes only, amounts in reais for the three months ended March 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5.199 to US$1.00, the commercial selling rate for

U.S. dollars as of March 31, 2020 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Operating Activities

For the three months ended March 31, 2020, the Successor’s net cash flows from operating activities amounted to R$84.7 million, an increase of R$261.0 million, compared to net cash flows used in operating activities of R$176.3 million for the three months ended March 31, 2019. This change was mainly attributable to improved collection of trade receivables in the amount of R$120.5 million as a result of improved practices for collections of amounts overdue, to an increase of R$89.6 million in other receivables from related parties and to a decrease of R$41.1 million in payments of interest on bonds and financing.

Investing Activities

For the three months ended March 31, 2020, the Successor’s net cash flows used in investing activities amounted to R$30.9 million, an increase of R$23.9 million compared to net cash flows used in investing activities of R$7.0 million for the three months ended March 31, 2019. This increase was mainly attributable to R$23.5 million used for the acquisitions of MindMakers and Pluri in 2020.

Financing Activities

For the three months ended March 31, 2020, the Successor’s net cash flows used in financing activities amounted to R$3.2 million, a change of R$119.7 million, compared to net cash flows from financing activities of R$116.5 million for the three months ended March 31, 2019. This variation was mainly attributable to the non-recurrence in 2020 of R$131.1 million in parent’s net investment received in 2019 and to an increase of R$32.7 million in the payment of suppliers—related parties in 2020, partially offset by the receipt of proceeds of R$45.6 million in loans from related parties in 2020.

	For Year Ended December 31,		For Period from October 11 to December 31	For Period from January 1 to October 10		For Year Ended December 31,
	2019	2019	2018	2018	2018	2017	2017
	Successor			Predecessor - Somos - Anglo	Predecessor - Pitágoras	Predecessor - Somos - Anglo	Predecessor - Pitágoras
	US$ millions(1)	R$ millions		R$ millions
Statement of Cash Flows
Net cash flows (used in) / from operating activities	1.4	7.2	3.1	(93.1)	84.6	103.6	28.4
Net cash flows (used in) investing activities	(9.7)	(50.3)	(16.8)	(10.3)	(1.0)	(29.1)	—
Net cash flows from (used in) / from financing activities	(3.1)	(15.9)	(45.0)	98.7	(83.6)	8.4	(28.3)

(1)

For convenience purposes only, amounts in reais for the year ended December 31, 2019 have been translated to U.S. dollars using an exchange rate of R$5.199 to US$1.00, the commercial selling rate for U.S. dollars as of March 31, 2020 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Operating Activities

For the year ended December 31, 2019, the Successor’s net cash flows from operating activities amounted to R$7.2 million, driven by: (i) a loss before income tax and social contribution of R$90.3 million in the period;

(ii) adjusted by R$308.9 million in non-cash expenses; (iii) cash used to cover changes in operating assets and liabilities of R$70.9 million; and (iv) payment of R$140.4 million in interest on bonds and financing, interest on lease liabilities paid and taxes in the period.

For the Successor’s period from October 11 to December 31, 2018, net cash flows from operating activities amounted to R$3.1 million, driven by: (i) a profit before income tax and social contribution of R$3.7 million; (ii) adjusted by non-cash expenses amounting to R$87.8 million; (iii) cash used to cover changes in operating assets and liabilities of R$84.1 million; and (iv) payment of R$4.3 million in interest and taxes in the period.

Predecessor (Somos—Anglo)’s net cash flows used in operating activities in the period from January 1 to October 10, 2018 amounted to R$93.1 million, driven by: (i) a loss before income tax and social contribution of R$346.3 million in the period; (ii) adjusted by non-cash expenses of R$405.8 million; (iii) cash used to cover changes in operating assets and liabilities of R$33.7 million; and (iv) payment of R$118.9 million in interest and taxes in the period.

Predecessor (Pitagoras)’s net cash flows from operating activities in the period from January 1 to October 10, 2018 amounted to R$84.6 million, driven by: (i) a profit before income tax and social contribution of R$40.2 million in the period; (ii) adjusted by non-cash income of R$6.7 million; (iii) cash generated from changes in operating assets and liabilities of R$63.3 million; and (iv) payment of R$12.1 million in interest and taxes in the period.

For the year ended December 31, 2017, the Predecessor (Somos—Anglo)’s net cash flows from operating activities amounted to R$103.6 million, driven by: (i) a loss before income tax and social contribution of R$10.6 million in the period; (ii) adjusted by R$145.4 million in non-cash expenses; (iii) cash generated from changes in operating assets and liabilities of R$36.1 million; and (iv) payment of R$67.2 million in interest and taxes in the period.

For the year ended December 31, 2017, the Predecessor (Pitagoras)’s net cash flows from operating activities amounted to R$28.4 million, driven by: (i) a profit before income tax and social contribution of R$52.7 million in the period; (ii) adjusted by R$6.7 million in non-cash expenses; (iii) cash used to cover changes in operating assets and liabilities of R$9.9 million; and (iv) payment of R$21.1 million in interest and taxes in the period.

Investing Activities

For the year ended December 31, 2019, the Successor’s net cash flows used in investing activities amounted to R$50.3 million due to the acquisitions of intangible assets (R$37.5 million) and property, plant and equipment (R$12.8 million) in the period.

For period from October 11, 2018 to December 31, 2018, the Successor’s net cash flows used in investing activities amounted to R$16.8 million, mainly driven by acquisitions of intangible assets (R$10.7 million) and property, plant and equipment (R$6.1 million) in the period.

Predecessor (Somos—Anglo)’s net cash flows used in investing activities amounted to R$10.3 million in the period from January 1 to October 10, 2018 mainly driven by acquisitions of intangible assets (R$27.6 million) and property, plant and equipment (R$8.2 million) in the period, partially offset by the receipt of proceeds from the sale of property, plant and equipment in the amount of R$25.5 million.

Predecessor (Pitagoras)’s net cash flows used in investing activities amounted to R$1.0 million in the period from January 1 to October 10, 2018, mainly driven by acquisitions of intangible assets in the period.

For the year ended December 31, 2017, the Predecessor (Somos—Anglo)’s net cash flows used in investing activities amounted to R$29.1 million mainly driven by the acquisitions of intangible assets (R$21.6 million) and property, plant and equipment (R$8.5 million) in the period.

Financing Activities

The Successor’s net cash flows used in financing activities amounted to R$15.9 million in the year ended December 31, 2019 mainly driven by payments of suppliers—related parties (R$29.2 million) and lease liabilities (R$24.0 million), partially offset by the receipt of proceeds from a loan from related party in the amount of R$29.2 million.

For the period from October 11 to December 31, 2018, the Successor’s net cash flows used in financing activities amounted to R$45.0 million mainly driven by payments of suppliers—related parties (R$11.7 million) and repayment of parent’s net investment (R$33.3 million).

Predecessor (Somos—Anglo)’s net cash flows from financing activities amounted to R$98.7 million in the period from January 1 to October 10, 2018 mainly driven by proceeds from bond issuances (R$800.2 million), partially offset by repayments of bonds and financing (R$380.7 million) and repayment of parent’s net investment (R$332 million).

Predecessor (Pitagoras)’s net cash flows used in financing activities amounted to R$83.6 million in the period from January 1 to October 10, 2018, driven by repayment of parent’s net investment.

For the year ended December 31, 2017, Predecessor (Somos—Anglo)’s net cash flows from financing activities amounted to R$8.4 million, mainly driven by proceeds from bond issuances (R$800.0 million) partially offset by repayments of bonds and financing (R$95.0 million) and repayment of parent’s net investment (R$700.9 million).

For the year ended December 31, 2017, Predecessor (Pitagoras)’s net cash flows used in financing activities amounted to R$28.3 million, driven by repayment of parent’s net investment.

Liquidity

Our main sources of liquidity derive from (1) cash, cash equivalents and financial investments, (2) cash provided by our operations, (3) financing, and (4) bonds with related party. We believe that these sources are sufficient to satisfy our current funding requirements, which include, but are not limited to, working capital and capital expenditures, among others.

Our main financial liabilities refer to financing with financial institutions (including through the issuance of bonds), indebtedness with related parties and suppliers (including reverse factoring). In 2017 and 2018, we issued bonds in an amount of R$1,600 million to extend the maturity of our debt maturities, as well as to meet our working capital needs. For more details of business contractual obligations, see “—Tabular Disclosure of Contractual Obligations.” In 2019 we did not issue any bonds, however, we did assume obligations in the amount of R$1.5 billion related to certain debentures in connection with the corporate reorganization. In addition, we also entered into loan agreements with related parties in the aggregate amount of R$29.2 million. See “—Indebtedness” below. During the three months ended March 31, 2020, we increased our level of indebtedness with related parties in the amount of R$46.6 million pursuant to certain loans as described below under “—Indebtedness” and “Related Party Transactions—Loan Agreements.”

We continuously monitor our cash balance and the indebtedness level and implement measures to allow access to the capital markets, when necessary. We also endeavor to assure we remain within existing credit limits. Our management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets, liabilities and takes into consideration our debt financing plans, covenant compliance, internal liquidity targets and, if applicable, regulatory requirements.

Our surplus cash generated is managed on a group basis. The group’s treasury invests surplus cash in short-term deposits, choosing instruments with appropriate maturities or sufficient liquidity to provide us with appropriate funds allowing us to continue as a going concern.

As of March 31, 2020, our Successor had negative working capital of R$251.4 million (compared to negative working capital of R$326.5 million and R$236.6 million as of December 31, 2019 and 2018, respectively) mainly due to current suppliers and accounts payables with related parties, such as bonds outstanding, suppliers, loans and other liabilities. For further information on the measures taken in order to prioritize cash management and increase financial liquidity, including commitments from our parent company Cogna, see note 28.a to the Successor’s audited combined carve-out financial statements as of and for the year ended December 31, 2019 and note 1.1 to the Successor’s unaudited interim condensed combined financial statements as of and for the three months ended March 31, 2020.

Indebtedness

On September 28, 2019, Cogna approved the capitalization of the 4th issuance and 5th issuance of private debentures originally issued by Saber in the amount of R$1.5 billion. On November 19, 2019, all rights and obligations related to debentures originally issued by Saber with third parties were transferred to Cogna, under the condition that we would assume the obligations in respect of R$1.5 billion of the outstanding amount of all such debentures in connection with the corporate reorganization. On December 31, 2019, we incurred additional outstanding debt in the amount of R$1.5 billion upon the contribution to Vasta by Cogna of outstanding private debentures originally issued by Saber and owed to Cogna.

As of March 31, 2020, we have six series debentures outstanding and owed to related parties, all of which are unsecured and non-convertible into shares. See “Related Party Transactions—Private Debentures.” The proceeds from these issuances were used to extend our debt profile, as well as to meet our working capital needs. The following table summarizes the principle terms of these debentures:

Issuance/Series	Issuance Date	Maturity	Applicable Index	Interest Spread on top of Applicable Index	Outstanding balance as of March 31, 2020(1)
					R$ in millions
5th / Series 1	March 15, 2018	May 15, 2021	CDI	1.15% p.a.		100.2
5th / Series 2	August 15, 2018	August 15, 2023	CDI	1.00% p.a.		102.3
6th / Series 1	August 15, 2017	August 15, 2020	CDI	0.90% p.a.		307.0
6th / Series 2	August 15, 2017	August 15, 2022	CDI	1.70% p.a.		207.4
7th / Single	March 15, 2018	September 9, 2021	CDI	1.15% p.a.		815.0
8th / Single	October 25, 2017	October 25, 2020	CDI	1.00 p.a.		114.1

Total					R$	1,646.0

(1)	Outstanding amounts include interest payable.

Additionally, as of March 31, 2020, we have three loan agreements with related parties as listed below. See “Related Party Transactions—Loan Agreements.” The proceeds from these loans were used to make acquisitions as well as to meet our working capital needs. The following table summarizes the principle terms of these loans:

Lender	Issuance Date	Maturity	Applicable Index	Interest Spread on top of Applicable Index	Outstanding balance as of March 31, 2020(1)
					R$ in millions
Cogna Educação S.A.	March 5, 2020	July 31, 2020	CDI	3.57% p.a.		30.7
Editora Ática S.A.	February 13, 2020	July 31, 2020	CDI	3.57% p.a.		15.1
Somos Educação S.A.	August 14, 2019	July 31, 2020	CDI	3.57% p.a.		30.0

Total					R$	75.8

(1)	Outstanding amounts include interest payable.

Our principal outstanding indebtedness subjects us to certain restrictive covenants. Failure to comply with such restrictive covenants could result in the acceleration of the relevant debentures. The occurrence of the following conditions could result in acceleration of the debentures: (1) the acceleration of the other debentures originally issued by Saber; (2) the grant by us of any liens on our assets or capital stock; (3) a change in control by Cogna of Saber’s subsidiaries, subject to certain exceptions. Additionally, we have agreed until the maturity of the private debentures that: (1) we will allocate at least 50% of the use of proceeds from any liquidity event (including the proceeds from this offering) to repay such debentures; (2) we will not obtain any new loans unless the proceeds of such loan are directed to repay our debentures with Cogna; and (3) we will not pledge shares and/or dividends.

Additionally, as of March 31, 2020, we had lease liabilities in the amount of R$159.6 million.

Capital Expenditures

In the three months ended March 31, 2020, the capital expenditures of the Successor totaled R$7.3 million. In the year ended December 31, 2019, the capital expenditures of the Successor totaled R$50.3 million, compared to R$28.1 million for the sum of the Predecessors’ and Successor’s capital expenditure for the year ended December 31, 2018 and R$29.1 million for the sum of the Predecessors’ capital expenditure for the year ended December 31, 2017. These capital expenditures include expenditures related to the acquisition of property, plant and equipment and the acquisition of intangible assets. Our capital expenditures decreased in 2019 as compared to 2018 due to upgrades made in software and physical facilities resulting from an extensive renovation process carried out in 2018.

We expect to meet our capital expenditure needs for the foreseeable future from our operating cash flow, our existing cash and cash equivalents, and with the net proceeds of this offering. Our future capital requirements will depend on several factors, including our growth rate, the expansion of our research and development efforts, employee headcount, marketing and sales activities, the introduction of new features to our existing products and the continued market acceptance of our products.

Trend Information

In March 2020, the World Health Organization declared COVID-19 a pandemic, and the Brazilian federal government declared a national emergency with respect to COVID-19. In addition, state and municipal authorities in Brazil ordered suspensions of a variety of economic activities as part of measures taken to mitigate the dissemination of the virus. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and its impact on our clients, partner schools and employees, all of which are uncertain and cannot be predicted with confidence. If the pandemic or the resulting economic downturn continues to worsen, we could experience lower volume sales of our products and services, loss of clients or higher levels of impairment losses on trade receivables, or even suffer great pressure from customers to reduce the tuition fees and the prices of our materials, as well as experience a higher reuse rate and higher return rate of our textbooks and other materials, which could have a material adverse effect on our results of operations and cash flows. Also, we expect to postpone our plans to expand our operations through acquisitions and investments, or pursue our plan to develop and/or acquire new services and products in the near future, which could have a negative impact in our products and services portfolio.

Additionally, due to stay at home orders issued by governments in an effort to contain the outbreak of COVID-19, our commercial and pedagogical teams were working from home since mid-March 2020 and we are subject to uncertainty as to whether our teams will be able to successfully engage new customers and maintain their relationships with our current customers. Also, we have reduced the work hours and wages of our administrative and corporate employees by 25% for the months of May, June and July, and such reductions may adversely affect our potential to enter into new agreements for 2021. As a consequence, our number of customers and ACV Bookings for 2021 could be adversely affected. We expect that our ACV Bookings for 2021 will be comprised of complementary products (cross-sell), which are generally discretionary in nature, and could result in decreased revenues due to the potential lack of discretionary income of families with students enrolled in our schools as a result of economic consequences of government measures enacted in response to COVID-19. While the COVID-19 pandemic may have an adverse effect on our ACV bookings, we have seen favorable results from our initial sales efforts in response to the pandemic. We have already seen year-over-year improvements for new sales and contract renewals for our 2021 sales campaign in comparison to 2020. In addition to our assertive go-to-market campaign, the free delivery of our Plurall platform during the pandemic has generated significant commercial momentum, helping us keep private schools operating. Many potential client schools have been able to continue offering their educational services due to our efforts.

In addition, we have accelerated the expansion of our digital education solutions to help keep the private school system operating during the COVID-19 pandemic, seeking to maintain the continuity in our operations and minimize the impacts of the pandemic on students enrolled at our partner schools. Through the integration of our Plurall and Plurall Maestro platforms with Google Hangouts, we have allowed students to access live classroom instruction remotely along with the instructional content already available through Plurall, such as ongoing homework and learning exercises, access to tutors, and an online library with a variety of content in different formats. We continue to monitor the availability and use of these solutions and engaged students for their feedback, which has been very positive during the pandemic. As of the date of this prospectus, we had more than 2.3 million students using our platforms, participating in more than 50,000 classes daily during week days.

We will continue to actively monitor the situation and may take further actions that alter our business operations as may be required by federal, state or local authorities, or that we determine are in the best interests of our employees, clients, partner schools and stockholders. For further information, please see “Risk Factors—Risks Relating to Our Business and Industry—Our operations and results may be negatively impacted by the COVID-19 pandemic.” Other than as disclosed elsewhere in this registration statement, we are not aware of any other trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our net revenue from sales and services, net income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

Tabular Disclosure of Contractual Obligations

The following is a summary of our contractual obligations as of March 31, 2020.

	Payments Due by Period as of March 31, 2020
	Less than one year	Between one and two years	Over two years	Total
	R$ thousands
Bonds	429.8	1,217.2	—	1,647.0
Lease Liabilities	12.6	29.4	117.5	159.6
Accounts Payable for business combination	6.0	7.6	28.3	41.9
Suppliers	132.9	—	—	132.9
Reverse Factoring	98.9	—	—	98.9
Suppliers—related parties	169.3	—	—	169.3
Other liabilities—related parties	115.8	—	—	115.8
Loans from related parties	75.8	—	—	75.8

Total	1,041.2	1,254.1	145.8	2,441.2

The following is a summary of our contractual obligations as of December 31, 2019.

	Payments Due by Period as of December 31, 2019
	Less than one year	Between one and two years	Over two years	Total
	R$ thousands
Bonds	440.9	1,200.0	—	1,640.9
Lease Liabilities	7.1	29.3	117.3	153.7
Accounts Payable for business combination	1.8	1.0	8.1	10.9
Suppliers	128.7	—	—	128.7
Reverse Factoring	94.9	—	—	94.9
Suppliers—related parties	207.2	—	—	207.2
Other liabilities—related parties	49.2	—	—	49.2
Loans from related parties	29.2	—	—	29.2

Total	959.1	1,230.4	125.4	2,314.9

Off-Balance Sheet Arrangements

As of March 31, 2020, December 31, 2019 and December 31, 2018, we did not have any off-balance sheet arrangements.

Critical Accounting Estimates and Judgments

Our combined carve-out financial statements are prepared in accordance with IFRS as issued by the IASB. In preparing our combined carve-out financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our combined carve-out financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates.

Deferred taxes

The liability method (as described in IAS 12—“Income Taxes”) is used to account for deferred income tax and social contribution in respect of temporary differences between the carrying amount of assets and liabilities and the related tax bases.

The amount of deferred tax assets is reviewed at the end of each reporting period and reduced for the amount that is no longer probable to be realized through future taxable profits. The estimates of the availability of future taxable income against which deductible temporary differences and tax losses may be used to realize deferred tax assets is subject to significant judgment. Additionally, future taxable profits may be higher or lower than the estimates considered in determining the deferred tax assets.

Impairment losses on trade receivables

When measuring Estimated Credit Losses, or ECL, we use reasonable and supportable forward looking information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. We carry out analyses of trade receivables, considering the risks involved, and records a provision to cover future estimated losses.

We measure our impairment losses on trade receivables at an amount equal to lifetime ECL estimated using a provision matrix on a monthly basis. This matrix is prepared by analyzing the receivables established each month (in the 12-month period) and the related composition per default range and by calculating the recovery performance. In this methodology, for each default range an estimated loss likelihood percentage is established, which considers current and prospective information on macroeconomic factors that affect the customers’ ability to settle the receivables.

We also recognize impairment losses on trade receivables of 100% against all receivables related to customers that filed bankruptcy, since historical experience has indicated that these receivables are not recoverable.

Provision for tax, labor and civil losses

We are party to a number of judicial and administrative proceedings. We make provisions for all judicial proceedings whose likelihood of loss is probable. The assessment of the likelihood of a loss and the estimate of probable disbursement by us, in connection of such losses, includes the evaluation of available evidence, including the advice of internal and external legal advisors. Management believes that provisions are sufficient and are correctly presented in the combined carve-out financial statements.

Provision for inventory obsolescence

When estimating our provisions for inventory obsolescence, we use an aging analysis consistent with our business model, assessment of the marketplace, industry trends, content relevance, feasibility of visual update and projected product demand as compared to the number of units currently in stock.

Rights to Return Assets and Refund Liabilities

Pursuant to the terms of the contracts with some customers, they are required to provide us with an estimate of the number of students that will access the content in the next school year (which typically starts in February of the following year), allowing us to start the delivery of its products. Since the contracts allows product returns (generally for period of four months from delivery date) up to a certain limit, we recognize revenue for the amount that is expected to be received based on past experience, assuming that the other conditions for revenue recognition are met. Therefore, the amount of revenue recognized is adjusted for expected returns, which are estimated based on historical data on a portfolio basis. In these circumstances a refund liability and a right to recover returned goods asset are recognized.

The right to recover returned goods asset is measured at the former carrying amount of the inventory less any expected costs to recovered goods. The refund liability is included in Contract Liabilities and Deferred Income and the right to recover returned goods is included in Inventories. We review our estimates of expected returns at each reporting date and update the amounts of the asset and liability accordingly

Impairment

We test goodwill for impairment annually based on the recoverable amounts of cash-generating units, or CGUs, that have been determined based on estimated value-in-use calculations. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from the budget for the next five years and do not include restructuring activities to which we have not yet committed or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the Discounted Cash Flow, or DCF, model as well as to expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill and indefinite lived intangible assets recognized by us.

Recent Accounting Pronouncements

New standards, interpretations and amendments adopted in 2018

We started applying IFRS 9—Financial Instruments and IFRS 15—Revenue from Contracts with Customers, as of January 1, 2018.

IFRS 9—Financial Instruments

The IASB issued IFRS 9 relating to the classification and measurement of financial instruments. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, and this approach replaces the previous requirements of IAS 39. The approach in IFRS 9 is based on how an entity manages its financial assets (i.e., its business model) and the contractual cash flow characteristics of those financial assets. IFRS 9 also amends the impairment criteria by introducing a new expected credit losses model for calculating impairment on financial assets and commitments to extend credit.

Further, IFRS 9 includes new hedge accounting requirements that align hedge accounting more closely with risk management. These new requirements do not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness but do allow more hedging strategies that are used for risk management to qualify for hedge accounting and for more judgment by management in assessing the effectiveness of those hedging relationships. Extended disclosures in respect of risk management activity for those choosing to apply the new hedge accounting requirements will also be required under the new standard.

Our financial assets are mainly financial investments bearing interest based on the Interbank Deposit Certificate, or CDI, interest rate and trade receivables, both classified as subsequently measured at amortized cost. The adoption of IFRS 9 did not result in significant changes in our accounting policies and financial statement balances and/or classifications (previously loans and trade receivables), considering the nature of our transactions and the business model applicable to such items.

Our financial liabilities are mainly represented by its bonds, suppliers and accounts payable for acquisitions, which are classified and subsequently measured at amortized cost. Thus, for financial liabilities, the adoption of IFRS 9 did not result in significant changes in our accounting policies, balances and/or classifications (previously other financial liabilities), considering the nature of its transactions.

Furthermore, we: (i) did not identify significant impacts with respect to the new impairment model; (ii) do not have any hedge instruments; and (iii) do not have highly complex financial instruments.

IFRS 15—Revenue from Contracts with Customers

IFRS 15 establishes a comprehensive framework for determining whether and when revenue is recognized and how revenue is measured. It replaced the IAS 18—Revenues, IAS 11—Construction Contracts and related interpretations. Pursuant to IFRS 15, revenue is recognized when the customer obtains control over goods or services in an amount that includes the consideration to which an entity expects to be entitled in exchange for their transfer, replacing the principle of risks and rewards. The standard requires entities to exercise judgment, taking into account all relevant facts and circumstances when applying the framework to contracts with their customers.

Our management assessed the new standard, in light of the nature of our principal transactions. Contracts were analyzed, as were the rights and obligations of each party, as well as payment terms and types of services or products in each individual contract. Based on this analysis, no significant impacts on the carve-out financial statements were identified due to the application of IFRS 15.

New standards, interpretations and amendments adopted in 2019

IFRS 16—Leases

The IASB issued IFRS 16 to replace IAS 17 “Leases”. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months and, if an underlying asset is of low value, we may not recognize such lease, assuming it would not be material to the financial statements. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors.

We have adopted IFRS 16 from its effective date on January 1, 2019. For lease agreements meeting the IFRS 16 recognition criteria, we recognized rights-of-use assets and lease liabilities of R$150.3 million and R$153.9 million, respectively, as of January 1, 2019 using the modified retrospective transition method with cumulative effect on January 1, 2019. For further information, see note 4.a to the audited combined carve-out financial statements of Vasta included elsewhere in this prospectus.

IFRIC 23—Uncertainty over Income Tax Treatment

On June 7, 2017, the IFRS Interpretations Committee (IFRS IC) issued IFRIC 23, which clarifies how the recognition and measurement requirements of IAS 12—Income taxes, are applied where there is uncertainty over income tax treatments. IFRIC 23 applies to all aspects of income tax accounting where there is an uncertainty regarding the treatment of an item, including taxable profit or loss, the tax bases of assets and liabilities, tax losses and credits and tax rates. We have assessed the new standard and it did not have a significant impact on our audited combined carve-out financial statements.

JOBS Act

We are an emerging growth company under the JOBS Act. The JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an “emerging growth company,” whichever is earlier.

Quantitative and Qualitative Disclosure about Market Risk

We are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes and foreign currency fluctuations.

Information relating to quantitative and qualitative disclosures about these market risks is described below.

Interest Rate Risk

Interest rate risk represents the chance that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Our exposure to this risk relates primarily to our investments with floating interest rates, as well as our main financial liabilities, which refer to financing with financial institutions (including through the issuance of bonds), indebtedness with related parties and suppliers (including reverse factoring). We are primarily exposed to fluctuations in CDI interest rates on financial investments and financial liabilities.

The following table presents our sensitivity analysis over our financial instruments, in which we calculated the base rate, which is the expected impact for one year from the date, given the index rate and the current scenario for the CDI interest rate and IPCA inflation rate. We also disclose hypothetical scenarios for increases of 25% and 50% in the interest rate in one year from the reporting date and their potential impact on our financial assets and liabilities as of March 31, 2020 and December 31, 2019.

	Index - % per year	Balance as of March 31, 2020	Base Scenario	Scenario I	Scenario II
	(R$ thousands, except percentages
Financial Assets	101.7% of CDI	92.8	5.1	6.4	7.7
Accounts Payable—Acquisitions	100.0% of CDI	(41.9)	(2.3)	(2.9)	(3.4)
Loans from related parties	CDI + 3.57%	(75.8)	(4.2)	(5.2)	(6.3)
Bonds	CDI + 1.15%	(1,647.0)	(62.8)	(78.5)	(94.2)
Net Exposure		(1,671.9)	(64.2)	(80.2)	(96.2)

		—	—	25%	50%

	Index - % per year	Balance as of December 31, 2019	Base Scenario	Scenario I	Scenario II
	(R$ thousands, except percentages
Financial Assets	101.7% of CDI	42.5	2.6	3.2	3.9
Accounts Payable—Acquisitions	100.0% of CDI	(10.9)	(0.7)	(0.8)	(1.0)
Bonds	CDI + 1.15%	(1,640.9)	(116.7)	(145.8)	(175.0)
Net Exposure		(1,609.3)	(114.7)	(143.4)	(172.1)

		—	—	25%	50%

Foreign Exchange Risk

Our results of operations are not subject to significant fluctuations resulting from the effects of the volatility of any exchange rate.

INDUSTRY

Introduction to the Brazilian Educational System

The general education system in Brazil consists of K-12 and postsecondary education. K-12 comprises preschool, lower secondary, upper secondary and high school education levels, totaling 14 years of education, while postsecondary education consists of undergraduate and graduate degrees, totaling 3 to 8 years of education, a period substantially shorter than the K-12 cycle. In addition to the general education system, Brazil also provides special education for people with disabilities, professional education and education program for young adults (Educação de Jovens e Adultos), or EJA, who were unable to access or complete K-12 education at the appropriate age.

In 2018, there were 48.5 million students enrolled in private and public K-12 schools in Brazil, the fifth largest market in the world, and 8.5 million in postsecondary education according to data from the MEC and INEP. Brazil’s K-12 students account for 23% of the total population, while in the United States this representation falls behind at 17% (considering an estimate of 56.6 million students attending school in fall 2019), according to the NCES. The chart below sets forth the total number of students enrolled per stage of the education cycle, as well as the duration and age. Also in 2018, nine million students were enrolled in private schools in Brazil, which makes Brazil the fourth largest market for private schools in the world, after India, China and Indonesia.

Educational Cycle in Brazil

(in millions, except age and years, 2018)

Source: MEC/INEP

Market Fundamentals of the Private K-12 Segment in Brazil

The Importance of K-12 Education

K-12 education is compulsory in Brazil, and is provided by both private and public schools, with the majority of students enrolled in public schools. Under Brazilian law, guardians are required to enroll children at the age of six in a primary education facility and the Brazilian Government is required to provide students with public access to primary and secondary education. Despite having access to public K-12 education, families seek to enroll their children in private schools to secure higher quality education. There is a significant difference in student performance for public versus private K-12 education, as measured by performance on standardized exams such as the ENEM.

The ENEM is extremely important for students’ future opportunities as it is required for access to high-quality postsecondary education in Brazil. It is the standardized national test for university admission in Brazil. In 2018, 73% of all students in Brazil enrolled in their final year of high school took the ENEM. Of the 100 highest ranked schools for performance on the ENEM in 2018, 96 are private. The superior performance of private school students on the ENEM when compared to public school students is an important factor for families when deciding whether to invest in private K-12 education for their children. The chart below sets forth the performance gap in the ENEM for public school students as compared to private school students.

Histogram of schools by ENEM grade

(in %, 2018)

Source: INEP

The poor quality of public K-12 education is a result of the allocation of scarce Government investments in the segment. Although Brazil’s investment in education in terms of GDP is high when compared to other countries, the majority of funding is directed to postsecondary education, which is evident when comparing public spending per K-12 student to those in postsecondary education. The Brazilian Government invests three times more per public student in postsecondary education than per public student in K-12 education. The chart below presents the difference in government expenditure per student in K-12 as compared to postsecondary education.

Public Expenditure per Student

(in US$, 2016)

Source: OECD

Priority in Household Spending

According to HSBC’s “The Value of Education” 2014 report, 79% of all Brazilian families consider a high-quality education the best investment they could make. This cultural belief leads to education being a top priority in household spending. The chart below shows that Brazil is currently one of the countries with the highest education spending in the world and one of the fastest growing in the last 10 years.

Total Amount of Spending by Households on Education

(in US$ billion)

(1)	Forecast

Source: Oliver Wyman—Data from Fitch, except Brazil which is from IBGE

According to a study by Oliver Wyman, in Brazil, the number of applicants for postsecondary education per seat has increased by 38% between 2012 and 2017, increasing student competitiveness and consequently parents’ desire to provide the best K-12 education to their children. According to IBGE, in Brazil, the share of income destined to education increased from 2.5% of monthly expenses in 2009 to 3.8% in 2018. Families believe education is an effective investment to ensure that their children will be able to access high quality postsecondary education institutions and increase their future earning potential. In Brazil, the average wage of an employee that has completed some form of postsecondary education is 2.5 times higher than an employee with only secondary education, a wider wage gap when compared to other OECD countries.

Source: OECD

Resilience of the Private School Segment

As a result of the positive economic growth in Brazil’s economy in the early 2000s, real wages have increased and thousands of families were able to rise to the middle class, which in turn has increased the shift to private schooling due to increased disposable income. According to FGV Social, the Brazilian middle class increased by 48.2 million people from 2003 to 2018, representing 55% of the population versus 37% in 2003. Additionally, according to FGV, social classes A and B accounted for 14% of total population in 2018, an increase of 5 percentage points when compared to the 9% recorded in 2003.

The chart below sets forth recent growth in private school enrollments compared to reductions in overall K-12 enrollments, demonstrating the migration of students from the public to the private system in Brazil.

Number of Enrollments

(in thousands, except percentages)

Source: MEC/INEP

Private school enrollments have gained significant share over the past decade and remain stable despite the Brazilian economic crisis in recent years, demonstrating the resilience of the sector. Therefore, with the resumption of economic growth, this segment is expected to have room for growth in coming years and well-positioned players will have the opportunity to capture these gains.

Number of Enrollments in Brazilian Private K-12 Education

(in %)

(1)	2019 values in reais (nominal GDP per capita, adjusted by yearly inflation—IPC-A)

Source: INEP, IBGE, CEIC

Sizeable Student Population and Migration from Public to Private Schools

With 48.5 million students enrolled, Brazil has the 5th largest K-12 student population in the world. As set forth in the chart below, Brazil is only behind Southeast Asian countries and the USA.

Enrollments in K-12 Education

(in million students, 2018)

Source: Ministry of Education of each country, INEP and UNESCO

Despite the migration of students from public to private schools over the last years, when comparing Brazil to other countries in the world, there is still significant runway for increased penetration, since private school penetration in Brazil is lower than in other developing markets.

Public and Private Enrollments in Selected Emerging Economies and Selected Large Countries

(million students and % who attend private school, 2018)

(1)	Including Hong Kong or Macao

Source: BMI, INEP and UNESCO

In Brazil, the private school market is gaining share from the public-school market due to the poor quality of public K-12 education, improvement in household wealth and the rising importance of education. The result of this landscape can be seen in the report released by the Varkey Foundation, which places Brazil as one of the leading countries when measuring parents’ desire to switch children to private schools if it was affordable to them. 81% of Brazilian families whose child attends a state school would be fairly likely or very likely to send their child to a fee-paying school, while the global average is 55%. The chart below presents this ranking with selected countries.

Likelihood of Sending Child to Private School if Affordable

(in %, 2018)

Source: Varkey Foundation, 2018

Complementary Content and Full-time Education

With recent changes in society and the job market presenting a more competitive scenario and preference for individuals with a holistic education, highlighting the importance of a diverse set of competencies aside from the core and technical curricula, schools have begun to demand more complementary content. Parents have been looking for complementary activities to enroll their children in order to provide them with a complete education and learning experience. These activities include language courses, tutoring, STEAM-based curriculum (Science, Technology, Engineering, Arts and Mathematics) and 21st century skills, such as critical thinking, which provide an important addition to student development and formation and are usually provided outside of regular school hours, either at school or at third party provider locations.

In addition to being sources of knowledge enhancement, complementary content can generate additional revenue to schools. Also, the ability to provide these services in the school is a trend that promotes more convenience for families. Demographic changes such as the entry of women into the labor market and the long working hours led parents to find in schools an integrated center for solutions, offering full time education with complementary content. Therefore, the demand for this kind of solution has been growing in recent years. The number of students enrolled in full-time education in high school increased 18% from 2017 to 2018, according to INEP.

Education, Technology and Digitalization

In light of the current developments in technology in recent years and the need to constantly improve the quality of K-12 education, digitalization is playing a critical role in schools in terms of personalizing learning, supporting educators and increasing school productivity.

Looking at more mature markets, for example the United States and the United Kingdom, digital solutions are already moving towards an integrated offering at some schools, creating personalized learning paths and practices in order to differentiate learning among children in the classroom. According to Digital Education Survey (2016), 81% of educators with 10 or fewer years of experience believe that technology has had a positive impact on students’ learning. Another survey of British educators conducted by a UK EdTech company discloses that 77% of respondents believe that the implementation of technology in the classroom has made their workload easier.

Brazil exhibits favorable prospects for adoption of technological education solutions, considering it is the fourth largest country in terms of internet users in the world, according to a study by the United Nations

Conference on Trade and Development, or UNCTAD. Since 2015, more than 50% of the educators in K-12 private schools were using internet in classrooms. In 2017 this number reached 61%, according to the Center of Studies on Information and Communication Technology (Centro de Estudos sobre as Tecnologias da Informação e da Comunicação), or CETIC.

The K-12 segment has been moving towards increased digitalization. According to Oliver Wyman, digital learning devices are expected to spread exponentially among Brazilian schools until 2022. In July 2019, the MEC announced that students will be assessed on the ENEM in digital format starting in 2020. According to the MEC, the migration to digital assessments will occur gradually until 2026, when the ENEM will be assessed entirely in digital format.

Schools with at Least One Device per Two Students

(in % of respondents)

Source: Survey conducted by Oliver Wyman with school decision makers in October 2019

In order to bring the most value to students and educators, providers of educational content have been incorporating higher quality technology, pedagogical solutions, teacher development programs and other value-added services.

Professionalization of Schools

There are 39,986 private schools in Brazil, of which approximately 80% have less than 500 students. These small-scale units dedicate significant working hours to administrative activities, such as intake, retention, financial management and communication with parents. This can be an inefficient use of resources that diverts the school’s focus away from its core educational activities and also represents lots of hidden costs to the school.

Due to this challenging scenario, the digitalization progress can be an important tool of professionalization in schools. The value of digitalization is extensive, covering solutions ranging from curriculum products to back-office tools focused on efficiency. These result in productivity gains for schools and allow them to save time and costs through systems that help them reduce their back-office size and that provide integration with other systems, reducing the amount of manual entries. Another key tool for more effective school management is big data intelligence, which creates actionable insights to aid in business tasks such as forecasting, student recruitment, drop-out alerts, among others.

This movement to make back-office processes more efficient has led providers to begin migrating towards one-stop-shop solutions, primarily as a result of the lack of integration between providers, which complicates data analysis and visualization, leads to duplicative manual entry across multiple systems and generates errors and mismatched information, introducing risk. Moreover, logging into and navigating through different system is time consuming and adds complexity.

Therefore, schools have taken some measures to become more efficient. Such measures include (1) increasing purchases from a single vendor and centralizing data and data visualization; (2) the use of CRM (enrollment management) as a recruiting tool; (3) migration towards cloud computing for quick and easy updates; and (4) reduction of customized offerings, which create issues when providers carry out software updates, and are generally more expensive.

Products and Services Addressing Schools’ Needs

Addressing the Needs of a Highly Fragmented and Heterogeneous Market

The Brazilian market presents a large number of schools with different scales and focusing on very diverse audiences. There is currently no meaningful consolidation in the Brazilian private K-12 segment, with 80% of schools holding less than 500 students and the five largest school operators holding less than 10% of the total enrollments. In addition to being highly fragmented, the Brazilian private school market is also heterogeneous, with schools following a wide variety of pedagogical approaches and teaching methods.

Number of Students per School

(in %)

Source: Oliver Wyman—INEP

Average Monthly Tuition

(in R$)

Source: Based on Vasta’s internal survey

These schools lack the time, capacity and resources to develop their own content and pedagogical solutions and often require complementary education solutions to provide holistic education to students. In addition to content and pedagogical solutions, these schools also need tools and technology to help with school administration, so they can focus on their primary activity which is education, as well as reduce costs and improve efficiency levels.

Core Content Solutions

Core content solutions encompass educational content for schools and students, digital learning environment and continued learning and development for educators.

Schools and educators are the primary decision makers when determining which option to be used in terms of: (1) content (textbooks, learning systems or hybrid options); (2) format and functionalities (digital and print, among others); (3) brand or provider; and (4) the channel that will be adopted for sales to parents (whether directly through the school, through e-commerce, or by other means).

Core content comprises the mandatory K-12 curriculum and schools have adopted three different options to deliver content to students based on their pedagogical approach: (1) stand-alone textbooks, encompassing content which are purchased by parents at bookstores or other marketplaces and are usually adopted by schools that prefer to develop their own curricula, lesson plans and classroom activities to ensure flexibility in pedagogical curricula and in-depth learning for all grades; (2) learning systems, which comprise content in different formats across all grades for schools that are looking for structured content and associated services, such as lesson plans, pedagogical and marketing support, and other support services. These materials are adopted and purchased by schools from an education company and sold to parents with a mark-up by the schools; or (3) a hybrid approach, combining the use of textbooks and learning systems for schools seeking to use their own lesson plan and pedagogical approach for selected grades (adopting books) while adopting learning systems for the remaining grades.

Methodological Option in the Private Schools

(2018)

Source: Vasta’s internal database (“Lista de adoção”), covering around 85% of Brazilian students in private market.

Digital learning platforms encompass solutions and support for schools, educators, parents and students. Schools and educators are able to tailor learning activities combining feedback provided by students, levels of classroom engagement and examination results. Parents can access real-time student performance metrics and work together with the school to help their children improve academic results. Students are provided with online digital content that may also be downloaded, together with tutoring support during and outside regular school hours.

We believe digital learning platforms represent a clear opportunity to deliver high-quality education at a lower cost to parents since it enables scale gains to education providers both inside and outside the classroom. Companies are investing in adaptive learning platforms to provide students with content tailored to their individual needs and 24-hour connectivity. With the use of technology, education expands beyond the classroom, allowing students to access more engaging content in different forms and through various sources.

Resources for continued learning and development for educators, which enhance the learning experience for educators and their students, include a wide variety of areas, such as classroom teaching skills, student engagement methods, testing strategies and introduction of new technologies, among others.

According to Oliver Wyman, the services we provide through our core solutions have a total addressable market of R$6.0 billion per year as of 2018.

We believe we are uniquely positioned in the sector, since we are able to offer all kinds of choices, regardless of the chosen methodology. Partner schools may choose between one of our traditional learning systems or PAR’s educational platform, our book-based content solution. Our core content solutions include content in different formats and a wide range of services such as digital learning, pedagogical support, continuous teacher training and others. Despite the fact that stand-alone textbooks are not part of our core strategy, they are important as a first step to start a relationship with a school, which can eventually subscribe to PAR or one of our learning systems in the future. Therefore, through this range of services, we are able to fully serve the entire educational market.

Complementary Content Solutions

There is a diverse set of complementary education solutions available for students that include language courses, tutoring, robotics, socio-emotional and other 21st century skills that have gained relevance in the field of education over the last years. The rising demand was driven by the increasing parental focus on ensuring that their children are “21st century ready” for the employment market and acceptance into high quality postsecondary education institutions. The main criteria parents seek are socio-emotional health, global awareness, digital skills and critical thinking.

In order to improve and educate better citizens, education in schools has been updated year after year. In this process, socio-emotional education has become an important vertical in which students learn to reflect and effectively apply necessary knowledge, attitudes and skills throughout school and future life.

Demand for complementary education has also been increasing, primarily driven by parents’ long working hours and social changes such as the increase in participation of women in the workforce. Other aspects that support these structural changes are related to logistics (more limited mobility) and security challenges. In this way, schools have become integrated centers of solutions.

Complementary education is also becoming increasingly relevant for schools because: (1) they contribute to a holistic education to students; (2) they can increase student retention; and (3) they provide additional revenue streams to schools.

After centuries of technological progress and advances in international cooperation, the world is more connected than ever. The globalization process also impacts the education sector. Over the past years the number of Brazilians living in foreign countries and exchange students has grown significantly. Therefore, the number of students looking to learn English also increased. According to the Brazilian Association of Bilingual Education (Associação Brasileira do Ensino Bilíngue) or Abebi, the market for bilingual schools has grown between 6% and 10% in Brazil in the last 5 years.

Brazilians Living in Foreign Countries

(in millions)

Source: UNESCO

Digitalization is turning STEAM into an essential subject for future workforce preparation. According to Innovation and Science Australia, 92% of future jobs will need digital skills. Since 1990, there has been a 79% increase in the number of jobs related to STEM, according to Pew Research Center. Consequently, countries are adopting STEAM subjects in the mandatory curricula. For example, beginning in 2018, coding became a core subject in Sweden, starting from the first grade in primary school. In China, since 2015, STEAM education has been a key trend for the Ministry of Education, becoming a compulsory module in K-12 and an extra module in the high school curriculum. This movement is driven mainly by international workforce preparation and focusing on productivity gains.

In China, high competition to enter in high quality universities is leading to an increase in expenditure per child in after school programs, especially in tutoring programs. The after-school market in the country increased from US$34 billion in 2011 to US$74 billion in 2016, representing a CAGR of 18%. According to Oliver Wyman, in 2021 this market is expected to achieve US$170 billion, representing a CAGR of 19%.

According to Oliver Wyman, the services we provide through our complementary education solutions have a total addressable market of R$6.4 billion per year as of 2018.

Our current platform offers language courses, socio-emotional content and academic programs, and we are constantly looking to incorporate new solutions into our existing platform. We are currently working on expanding our complementary offerings to include STEAM.

School Management Services

The school management services market in Brazil is currently very fragmented, with schools adopting different operating systems to support all their needs including financial and academic ERP, online enrollment, scholarship marketplace, among others. These services aim to increase school efficiency by leveraging back-office functions, allowing school management to be able to focus primarily on educational activities, increasing the quality of education.

This market is increasingly relevant as technology is further developed and as schools seek alternatives to manage their costs and increase their efficiency. This movement can be corroborated by the report published by Liga Ventures on EdTechs, which shows that, in Brazil, out of the 297 education startups mapped, school management and communication is the largest segment in number of companies, with 48 startups as of June 2019.

The advancement of digitization can be an important tool of professionalization in schools. Looking at more mature markets, for example, United States, we can see that there is already a migration towards an integrated offering of digital services at some schools.

We believe our Digital Platform is built to cater to all other school needs or management services aside from education, offering unified management and increasing efficiency and quality of services. Currently, we offer Livro Fácil, the largest education-related e-commerce in Brazil, selling educational content and stationery items, while also functioning as a hub for distributing materials from other suppliers that are chosen by our partner schools, reinforcing our one-stop-partner positioning. In addition, we are also developing a number of other solutions for our Digital Platform through a full stack of digital services, including online enrollment, scholarship marketplace, digital marketing, financial and academic ERP for schools, digital school office and family relations services.

According to Oliver Wyman, our Digital Platform has a total addressable market of R$12.9 billion per year as of 2018.

Platform as a Service: Total Private K-12 Addressable Market

To address the challenges faced by the private K-12 segment in Brazil and in light of market fundamentals, we believe we are well positioned to cater all school needs through our “platform as a service” approach. The solutions available today are still fragmented, with different tools being offered by different providers, which end up generating some challenges for schools. The possibility of adopting an integrated provider will allow schools to generate significant gains in terms of cost reduction, time optimization and focus of school managers and educators and a seamless and user-friendly experience for families. In addition, they create significant barriers to new entrants. Moreover, the adoption of digital functionalities is still in an incipient stage and subject to major transformations. We are positioned to deliver key digital functionalities for education and school management through our integrated platform as a service approach, providing state-of-the-art end-to-end solutions.

We believe we have built one of the most complete and integrated platforms of K-12 products and services capable of promoting the digital transformation in schools through our Content & EdTech Platform and our Digital Platform. Our Content & EdTech Platform is mainly focused on the core and complementary education with a multi-brand tech enabled platform that delivers high quality content according to each student profile, while our Digital Platform is designed to provide school management services through an integrated approach.

As a result, we believe we are uniquely positioned to capture the full spectrum of products and services of the private K-12 market in Brazil, amounting to a total addressable market of R$25.3 billion per year as of 2018.

Private K-12 TAM

(in R$ billion, 2018)

Source: Oliver Wyman

We believe we are well positioned to deliver key digital functionalities for education and school management through our integrated platform as a service approach, providing state-of-the-art end-to-end solutions.

Our integrated Platform as a Service

BUSINESS

Overview

We are a leading, high-growth education company in Brazil powered by technology, providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment, ultimately benefiting all of our stakeholders, including students, parents, educators, administrators and private school owners.

We have built a PaaS with two main modules. Our Content & EdTech Platform combines a multi-brand and tech-enabled array of high-quality core and complementary education solutions with digital and printed content through long-term contracts with partner schools. We characterize revenue associated with these arrangements as subscription revenue given the renewable and predictable nature of the revenue associated with these contracts. Our emerging Digital Platform will unify our partner schools’ entire administrative ecosystem, enabling them to aggregate multiple learning strategies, helping them to focus on education, and promoting client and revenue growth to allow them to become more profitable institutions.

Our integrated platform is designed to cater to the needs and preferences of every school. We provide a full suite of products, embedded in an ecosystem, that fulfills most of the school’s needs. This differs from single solution products, which can include hidden expenses and inefficiencies for schools. We are committed to constantly evolving our product and service offerings to provide the most complete end-to-end ecosystem for private K-12 schools, students and parents, educators and administrators, while maintaining the uniqueness of each school.

We believe our experience, high-quality education system and life-long learning solutions have helped us establish market-leading brands that are well-known both locally and nationally. This expertise has enabled continuous growth within the private K-12 market through long-term relationships and we believe it will be translated into a LTV/CAC ratio for the solutions that we characterize as subscription arrangements equal to 6.4x based on 2020 sales cycle (from October 1, 2019 to September 30, 2020). This is an important metric as it compares the estimated LTV (measured as a function of the gross margin we expect to derive from the additional ACV Bookings related to the contracts with our customers, divided by WACC, plus the customer churn rate, which is the expected turnover rate), divided by the CAC (which consists of sales and marketing costs for the revenue for the solutions we characterize as subscription arrangements). We consider only subscription arrangements in our calculation of our LTV/CAC ratio because such arrangements have recurring, generally predictable revenue, while the revenue that is not based on subscription arrangements may be non-recurring and less predictable in nature. We believe the LTV/CAC ratio is an important metric for measuring how our sales efforts and costs related to acquiring subscription-based customers will provide value to us over time.

As of March 31, 2020, our network of business-to-business, or B2B, customers consisted of 4,167 partner schools. As of December 31, 2019, our network of B2B customers consisted of 3,400 partner schools, compared to 2,945 schools as of December 31, 2018, and 2,581 schools as of December 31, 2017, representing annual growth rates of 15.4% and 14.1%, respectively. As of March 31, 2020, we had 1,311 thousand enrolled students, defined as students contracted through our partner schools, using our platform in Brazil. As of December 31, 2019, we had 1,186 thousand enrolled students compared to 1,011 thousand enrolled students as of December 31, in 2018 and 891 thousand as of December 31, 2017, representing annual growth rates of 17.3% and 13.5%, respectively.

Following our corporate reorganization (as described under “Presentation of Financial and Other Information—Our Corporate Events—Our Incorporation and Corporate Reorganization”), we were able to rapidly structure our business as a PaaS, in which we have built complete and integrated platforms of K-12 products and services capable of promoting digital transformation in schools. The solutions we characterize as subscription arrangements are all those based on long-term partnerships with partner schools. These are service contracts in place for the offering of our learning systems or PAR (contained in our core content segment) and solutions for English instruction and socio-emotional skills (contained in our complementary education solutions segment). We characterize these solutions as subscription arrangements because they provide for recurring revenue and business stability, since they consist of long-term contracts with schools (four-year term on average), whereby schools pay an agreed price per student per year in order to access our solutions (whereby we recognize revenue when the customers gain control to the content available through our solutions). This business model, supported by technology, allows for fast growth, and given the “asset-light” nature of our business, we also benefit from favorable operating leverage and positive cash conversion.

Our revenue derived from the solutions we characterize as subscription arrangements is driven by the number of enrolled students in each partner school that adopts our solutions. The net revenue from sales and services for the solutions we characterize as subscription arrangements represented 67.7% of the total net revenue from sales and services of the Successor in the three months ended March 31, 2020, 67.2% of the total net revenue from sales and services of the Successor in the year ended December 31, 2019, 65.4% of the sum of the total net revenue from sales and services of the Successor and Predecessors in 2018 and 58.7% of the sum of the total net revenue from sales and services of the Predecessors in 2017.

Revenue from solutions other than the ones we characterize as subscription arrangements includes stand-alone textbook sales, university admission preparatory exam courses and sales from our Livro Fácil business, an e-commerce for the sale of educational content (textbooks, school materials, stationery, among others) directly to schools, parents and students. Net revenue from sales and services deriving from these solutions represented 32.4% of the total net revenue from sales and services of the Successor for the three months ended March 31, 2020, 32.8% of the total net revenue from sales and services of the Successor in the year ended December 31, 2019, 34.5% of the sum of the total net revenue from sales and services of the Successor and Predecessors in 2018 and 41.3% of the sum of the total net revenue from sales and services of the Predecessors in 2017.

We have been operating at a net loss over the last two years, primarily due to higher financial costs, as explained in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section. We plan to use part of the proceeds from this offering to repay a portion of our outstanding indebtedness which we expect will help us deleverage and consequently result in an increase in our net margin. Additionally, following the Somos acquisition, we implemented several strategic initiatives to increase our profitability, which are reflected in the 25% increase in our ACV Bookings for the year 2020. Our strategic initiatives include (1) a new go-to-market approach, leveraged by the restructuring of our commercial team, a higher number of commercial consultants, a new incentive plan which has aligned sales performance in terms of profitability with the Sales department compensation, and the creation of a product expert Role; (2) the launch of new collections, increased investments in educational content and the establishment of Plurall, our online platform; and (3) streamlining and reducing administrative costs and overheads. However, there can be no assurance that such strategic initiatives will be successful and that we will not record a loss in the near future.

Our Mission

Our mission is to revolutionize the private primary and secondary educational ecosystem, offering educational content and technology services that allow schools to deliver high-quality education to their students, as well as digital services that support their growth and efficiency, supporting the digital transformation in schools. We strive to become the partner of choice for every school in our target market. Our goal is based on the premise that every solution and service offered through our multi-brand, technology-enabled platform has been designed to empower every stakeholder (students, parents, educators and administrators of private schools) to reach their full potential in their own way. We believe we are uniquely positioned to help schools in Brazil undergo the process of digital transformation and bring their education skill-set to the 21st century.

We promote the unified use of technology in K-12 education in a manner that generates a simple, seamless and transparent experience for schools, offering 360-degree views of student performance with enhanced data and actionable insight for educators, increased collaboration among support staff and significant improvement in production, efficiency and quality for schools.

We provide the following solutions for the empowerment of our stakeholders:

For students

Our pedagogical approach and educational solutions are designed to equip students with abilities that go beyond learning core and complementary knowledge. We encourage them to think critically and creatively, solve complex problems, make evidence-based decisions, and work collaboratively at their own individualized pace. We believe that providing these educational experiences in a way that is engaging, retainable and proven through research and academic performance leads to a high-quality environment that empowers students to contribute more effectively in the classroom today and in the workplace and society in the future.

For parents

Parents are primary decision-makers in the academic cycle, and we seek to improve their engagement and involvement, while also increasing student accountability. Through our solutions, parents can access real-time student performance data and have a direct communication channel with educators. We also optimize parents’ time and ease safety concerns by addressing all of their children’s developmental needs, including core education and complementary activities such as languages and socio-emotional skills. These benefits are all delivered in the same place—the school—which is the most trusted environment parents see for their children.

For educators

Discovering the pedagogical approach best suited to an individual student can be challenging. Understanding how to target learning, how to overcome disabilities and how to engage with each student effectively through the development of various cognitive processes is our core focus. We strive to provide immediate access to student data, which generates insight and analytics on student progress in order to target growth areas and develop teaching plans aimed at delivering personalized learning.

For private school owners and administrators

Leveraging our parent company’s substantial experience in operating schools, we believe we have gained a differentiated, in-depth understanding of school needs which go beyond best-in-class educational resources to encompass a variety of school management solutions. These include customer relationship management systems, marketplaces for the sale of educational content, digital student acquisition processes and financial and educational management tools. Currently, we offer our Livro Fácil e-commerce for the sale of educational content, but we are working on expanding our offering in this market as we believe a fully-integrated platform like we are developing will allow private school owners and administrators to maximize time, access a broader set of information more intelligently, develop new action plans, promote leadership and motivate their teams. As a result, this will allow private school owners to better manage their schools, focusing on improving educational content, solutions and services, while enhancing the school’s reputation and growing revenue.

For society

Our main responsibility to society is to help every student succeed. However, as part of our social responsibility initiatives, we also seek to make education available to all segments of society and we share many of the best practices in education that we acquire through our experience in the private K-12 with public schools and teachers in Brazil for free.

We believe that our reputation, excellent track record in education, brand awareness, personalization, flexibility, customer service, academic outcomes and innovation are attributes valued by all of our stakeholders.

We believe we are the only player in the market to integrate a wide array of content formats from different brands in a unified, technology-powered platform that provides students with tutoring support and allows for the continuous tracking of their academic performance during the whole education cycle. Since 1959, publishers in our K-12 business have received 102 awards in the Jabuti Prize, which is widely recognized as the most prestigious literary honor in Brazil. In 2018, 504 of our partner schools were ranked in the top three in their respective municipalities in the Brazilian National High School Exam (Exame Nacional do Ensino Médio), or ENEM, the main national standardized test for university entrance in Brazil, which reinforces the reputation of the effectiveness of our platform.

Although the science underlying education and learning processes is still in its early stages, we aim at adopting a neuroscience-first approach in evolving our understanding of what directly impacts teaching and learning, which includes acquiring new knowledge and nurturing attention, concentration, memory and motivation. We have been investing intensively in research through our Learning Science Lab and partnering with highly-regarded data scientists and progressive tech-driven institutions to continuously strengthen our value proposition. As an example, we have partnered with BrainCo (a company specializing in neurofeedback solutions) and the Brazilian National Scientists for Education network (Rede Nacional de Ciência para Educação), or CpE, to promote our continuous evolution.

Context

The Brazilian education sector is extremely fragmented, with the five largest school operators holding only 10% of the total enrollments, according to Censo Escolar. Government investments in primary and secondary education are low, which results in a substantial quality difference compared with private schools as measured by success on the ENEM exam. The ENEM exam is extremely important for students’ future opportunities as it is used as a standardized exam for entry to high-quality postsecondary education in Brazil and seen as a public seal of quality. In this scenario, the private K-12 education market generates high aggregate value for parents who want their children to have greater opportunities to enter a high-quality university. We offer high quality education for those customers, with brands recognized for their academic excellence and a solid track record in academic exams, with our students gaining access to Brazil’s most renowned universities, as well as top ranked universities in the United States such as Stanford, Harvard, Yale and Columbia. As of 2018, we had 504 partner schools ranked among the top 3 schools in their respective municipalities based on their scores on the ENEM.

Through our differentiated B2B and B2B2C solutions, we deliver a better learning experience, engaging students in the classroom and offering a unique platform for continuous learning experience after school. Partner schools can choose among our broad portfolio of core content solutions, opting between traditional learning systems or PAR, our book-based content solution. This enlarges our addressable market and positions us as a one-stop partner for all private K-12 schools across the country by offering a full stack of solutions through well-known brands with reputation for high quality. Regardless of partner school preferences and necessities, we are able to offer solutions in line with their requirements and reach all types of schools, including through stand-alone textbook sales and recurring content sales through adoption of our learning systems. The chart below shows a summary of product and service consumption preferences among private K-12 schools, highlighting our ability to penetrate the entire market as a consequence of our complete suite of product offerings, including our PAR and printed content solutions.

In addition to core content, our differentiated service offering comes from a combination of various digital and non-digital complementary content, including solutions for language instruction and socio-emotional skills, as well as school management and business solutions. Our platform seeks to offer and deliver content and services to our partner schools, including the engagement and maintenance of the students’ performance through our Digital Platform (Plurall and Plurall Maestro), and the identification of learning gaps and promotion of content improvement, teacher training (advisory and PROFS) and reinforcement for students’ adaptive teaching. We believe that schools that adopt our platform are able to increase academic quality and enhance their operating and financial performance through ancillary services that either are currently available at our platform, such as our e-commerce, or that we plan to acquire and/or develop, such as customer relationship management systems, digital student acquisition processes and financial and academic ERP systems.

We believe that schools are able to improve academic outcomes due to our comprehensive suite of educational solutions. This can be seen by our performance in the ENEM exams, with 263 schools rated in the top 1 of their cities (28% more than the second and third competitor combined) and 504 schools rated in the top 3 of their cities (30% more than the second and third competitor combined).

For example, one of our partner schools, Colégio Batista Mineiro, adopted our PAR learning system in 2017. Based on available data on MEC/INEP website, Colégio Batista Mineiro has improved its students’ average ENEM scores and increased its position on the merit ranking every year since the adoption of PAR, as further detailed below. As of the date of this prospectus, PAR accounted for approximately 75% of the books used by the school.

As a result of adopting our systems, we believe that partner schools are able to improve the learning and academic quality for their students, which leads to an improvement in the partner schools’ reputation. In addition, the better reputation helps them to attract more students, in addition to improving their operational and financial results—stimulating the virtuous cycle based on the Content & EdTech solutions and Digital services we provide. Our business model is supported by full alignment in the adoption of our solution by all of our partner schools’ participants in our K-12 business: parents receive the benefit of a high-quality education and actionable data regarding the performance of their children; students enjoy a digital, enhanced, engaging and complete learning experience, with supplementary tools and content that goes beyond the core curriculum; educators can optimize their time, use data reports to address each student’s unique needs and personalize their educational content and administrators benefit from improvements in test grades, which in turn increases their reputation and lead to higher student intake, while saving time and money using our school management solutions.

Our Competitive Strengths

True partner of choice for private K-12 schools in Brazil

We believe tradition, reputation, experience and innovation are imperative for success in K-12 education. We have been present in the lives of Brazilian students over the last five decades though our parent company. As of March 31, 2020, we served 6,939 schools in the K-12 private market, with almost 2.6 million enrolled students. We believe we are best positioned to cover all of our total addressable market as we cater to each private K-12 school’s unique profile and preferences. We believe our track record in Brazil is unique, as demonstrated by the following:

•	One of our leading brands, Anglo, developed and implemented one of the first education subscription arrangement models in Brazil in the 1970s;

•	We believe we have one of the largest and most recognized portfolios of K-12 brands in the country, addressing a broad spectrum of private schools;

•

We developed and implemented the first socio-emotional curricula in Brazil in 2012, and in 2013 launched the first Brazilian educational platform with online tutoring for one-on-one personalized learning;

•	We believe we have one of the largest groups of educators, authors and tutors entirely dedicated to K-12 in Brazil and one of the largest databases of K-12 educational content in Brazilian Portuguese;

•

We were the first company to offer a multi-branded educational platform in Brazil and are also the only company to provide an educational platform based on textbooks (PAR) and supported by Livro Fácil, our e-commerce for the sale of educational content for schools;

•

We believe we are at the forefront in integrating different content formats (text, video, audio, images, quizzes, among others) in a unified platform which can be accessed through a single login and provides access to content from different brands, a complete academic community and academic performance trackers and indicators.

•

We are pioneering the incorporation of neuroscience elements into our educational platform and emphasizing science in learning and promoting student success through personalized, retainable and engaging learning; and

•

We cater to the entire school ecosystem. Using our extensive knowledge of private schools in Brazil, we focus on delivering all necessary Content & EdTech digital solutions for our customers to support high quality core and complementary content education delivery, capture efficiency gains, cut unnecessary costs and ultimately increase productivity in the front office, the classroom and the home.

By becoming the schools’ partner of choice through our end-to-end offering of core and complementary content and the ramp-up of the solutions we will offer through our Digital Platform, we expect to continue to significantly increase our TAM while increasing school retention, as the school’s switching costs from an integrated service provider like us become much higher when compared to simply switching from a content supplier. The following chart shows the size and potential growth in TAM from 2018 to 2030 for Core Content and Complementary Solutions, comprising our Content & EdTech Platform (areas shaded in gray) and for school administrative and management solutions, which will be served by our Digital Platform (area shaded in pink).

Private K-12 TAM

(in R$ billion, 2018)

Source: Oliver Wyman

Strong combination of content and technology teams dedicated to enhancing our value proposition

We value intellectual agility and structure ourselves in small multidisciplinary groups that are focused on building product functionality. We believe we have the most resourceful division of business intelligence and analytics in content adoption in the Brazilian K-12 market. Our digital team consists of 235 product, technology, digital operations and content specialists. Our product and technology specialists are organized in 11 teams, each being responsible for end-to-end implementation of projects aimed at accomplishing long-term goals.

Our content production is deeply linked to technology, allowing us to update content in a more dynamic way using student and teacher feedback, which is continuously monitored through our platform powered by technology. To improve student engagement, we are the only education provider to overlay content production with what students consume on social media (interactive video, podcasts and quizzes), with a view to aesthetic and artistic quality through a simple and modern language that captures the conceptual rigor essential for educational content. Our partner schools benefit from the unique combination of our Plurall products (Plurall ID, Plurall Maestro and Plurall Studio, among others), a single platform that enables the delivery of a richer learning experience to both educators and students in an integrated and uniformed matter and combines in our content solutions in a 100% digital interface.

Our data science team employs a science in learning approach by leveraging our streaming data pipeline, allowing for rapid evolution of our solutions and services. Our data analytics educational team is focused on (1) tracking user behavior and creating dashboards to improve student and teacher engagement with Plurall and its many features; (2) allowing educators to take advantage of engagement and learning dashboards to improve student participation in the learning experience both inside and outside the classroom; (3) providing seamless integration of the Plurall platform with external products; and (4) gathering feedback and improving content generation in real time.

We also have a forward-leaning approach to applying neuroscience in education. We have been developing the Learning Science Lab, by partnering with highly regarded scientists in Brazil through Rede Nacional de Ciência para Educação and BrainCo, a startup born out of the Harvard Innovation Lab, to develop neuroscience technology products, and collaborate with scientists from the MIT Media Lab to test the effectiveness of their technology and develop new applications for brainwave technology. We are exclusive distributors of BrainCo technologies in Brazil, including for:

•

Use of a 100% digital delivery system, integrated into Plurall and Plurall Maestro, allowing educators to address specific content through tailored best-in-class teaching tools in a fully engaging format, ensuring the students’ integration into the four-dimensional education framework;

•

Headbands that measure brain activity through an algorithm developed at NASA which translates brain wave readings into data on states of attention, so educators can track individual students or entire classrooms through a single dashboard. We are currently testing the headbands on a small scale through a pilot project we have implemented at Colégio São Paulo, a school owned by Saber. We planned to expand this pilot to certain other partner schools during 2020, however, this may be delayed given schools across Brazil have been temporarily closed due to the COVID-19 pandemic.

Robust salesforce, business intelligence team and customer-centric mindset lead to differentiated go-to-market strategy

Our relentless focus on understanding our customers has led us to assemble a robust salesforce and client support team. Our team is comprised of 219 educational specialists (divided among commercial teams and inside sales teams, responsible for general marketing strategy and targeted client sales, respectively) and 181 customer support experts, who cover all Brazilian states through a differentiated go-to-market strategy where we target customers through multiple channels including online advertising, marketing research tools, on-site visits, social media, among others. Our sales force is fully integrated and is capable of selling our entire portfolio of products and services, allowing for agile, intelligent and efficient actions, placing the needs of the schools at the center of their actions. Our processes are optimized by data coming from our Business Intelligence and Inside Sales teams. We also have what we believe to be the largest business intelligence database and business intelligence team in the market. Our business intelligence team collects data from over 17,400 schools every year in order to have a comprehensive view of the total private K-12 market and to determine exactly what kind of products and services our salesforce should offer to each and every school. We offer our staff over 80 hours per year of training activities, on average, and 70% of our staff has been with us for over 3 years.

Our sales strategy allows educational specialists and customer support experts to establish themselves as trusted advisors for our partner schools and nurture relationships in order to keep on adding value through higher revenue streams, penetration, retention and awareness.

We seek to motivate our salesforce through financially aligned incentives based on metrics tracking revenue and revenue retention rate, cross-selling capacity and average length of contracts, and provide ongoing training, shadowing opportunities and sales conferences. Our direct sales channel outreach and preparatory courses awareness contribute to the powerful lead-generation engine that continuously reinforces our go-to-market strategy.

Strong academic outcomes and recognition

The established tradition of our brands in the education sector, some of which have been developed over a period of more than 100 years, and our pioneering efforts in rolling out one of the first education subscription arrangement models in Brazil have contributed to our reputation for excellence. We believe our complete educational platform powered by technology and supported by well-renowned and long-standing brands offers a unique range of options to students, which translated into strong brand awareness and recognition levels, as demonstrated by the following points:

•

Anglo is the top of mind brand among learning systems considering premium schools choices and, alongside pH, is among the top four most preferred brands among school administrators and educators according to Hello Research;

•	90% of premium schools know Pitágoras according to Hello Research; and

•	Publishers in our K-12 business have been honored with 102 Jabuti prizes since 1959, a widely recognized award as the most prestigious literary honor in Brazil.

Since quality perception is key for parents, our combination of a pedagogical system and digital platform delivery is supported by the following metrics:

•

As of December 31, 2018 (most recent public data available), we had 504 partner schools ranked among the top three schools in their respective municipalities based on their scores in ENEM, of which 263 partner schools were ranked as the best school in their municipality; and

•	As of December 31, 2018 (most recent public data available), we had 44 partner schools ranked among the top 250 schools in the country based on their scores on the ENEM.

Finally, the satisfaction of our customers (including students, parents, educators and administrators of private schools operating in the K-12 educational segment) and their positive experience with our platform is evidenced by our high net promoter score, or NPS, among core learning systems and digital learning brands. As of August 30, 2019, we scored 93 out of 100 possible points for both Anglo and pH learning systems, in a survey carried out by us with our partner schools, and 63 out of 100 possible points for our digital learning platform (Plurall), in a survey carried out by us with school coordinators

The nature of our business model

Business model backed by solid fundamentals: we employ an asset-light business model centered on innovative and personalized content and user experience and focus on creating and maintaining long-standing relationships with partner schools. We are powered by technology and highly scalable, which allows for consistent high revenue growth. The solutions we characterize as subscription arrangements, encompassing our traditional learning systems, PAR and complementary content solutions, reinforce business stability, with recurring revenue and favorable operating leverage. Net revenue from sales and services derived from the solutions we characterize as subscription arrangements represented 67.2% of total net revenue from sales and services of the Successor in the year ended December 31, 2019, 65.5% of the aggregate total net revenue of the Successor and Predecessors in 2018 and 58.7% of the aggregate total net revenue of the Predecessors in 2017.

End-to-end solutions provide meaningful unit economic gains: as we continue to strengthen our portfolio of full-service solutions, our potential to deepen relationships with schools increases through cross-sell and up-sell opportunities, generally at low incremental costs to us and to schools. We believe this leads to lifetime value at low customer acquisition cost (insofar as our up-sell and cross-sell efforts are successful) while simultaneously increasing customer switching costs.

Self-reinforcing network effects of our virtuous cycle: we have created and have been nurturing an education cycle that entails scale, science in learning, high-quality and retainable learning, differentiated academic outcomes and recognition. Our company is based on information, using a robust team of business intelligence and analytics and source of big data with respect to the K-12 Brazilian industry, which is the start of a virtuous cycle for our partner schools. We help start the cycle by providing important data and key tools for schools to engage their students in a way that is meaningful for each student, providing enhancing learning opportunities, which we believe leads to better academic results and enhanced therefore improves schools’ reputations, which attracts more students to more schools. The cycle is reinforced as more students lead to more big data, which is the start of the cycle we continue to provide the data needed to continue to engage our partner schools’ students.

Experienced and focused management, with an innovation mindset

Our senior management is recognized in the industry for its experience, reputation, working knowledge and close relationship with our partner schools, and strong track record in terms of the educational business and innovation.

We share the same operational culture as our parent company, and our senior management team has over 100 years of combined experience dedicated to education. As one of the largest education groups in the world, we believe our parent company brings expertise in school operations, a long track record of carrying out mergers and acquisitions and integrating new businesses and technologies, a history of constant evolution and high total shareholder return, effective and transparent communication with shareholders and the market in general, with high levels of corporate governance and a strong drive for innovation.

In recent years, our parent company has successfully completed 18 acquisitions, incorporating R$2.9 billion in net revenue from sales and services (considering the first year of acquired companies’ figures). Particularly, in October 2018, it completed the acquisition of Somos Educação, making a strong move into the K-12 segment in Brazil. Somos Educação also has a unique M&A track record in the Brazilian K-12 industry, completing 15 acquisitions since 2015, in addition to an unerring tradition in the education sector.

Since the completion of this acquisition, our parent company has been successful in delivering improvements in Somos’ go-to-market strategy, extracting synergies from payroll and procurement, completing the integration process in a timely manner, among other accomplishments, and continues, along with us, to execute our vision of being the partner of choice for K-12 private schools in Brazil.

Mission-driven culture

Our mission is to revolutionize the private primary and secondary educational ecosystem, offering educational content and technology services that allow schools to deliver high-quality education to their students, as well as digital services that support their growth and efficiency, supporting the digital transformation in schools. This mission drives all of our decisions. Our main goals are to continue evolving as the trusted knowledge partner for our customers, enabling them to reach their full potential and achieve groundbreaking milestones in learning.

Our Growth Strategy

Increase shift towards solutions we characterize as subscription arrangements within our current customer base

We will continue focusing on increasing the percentage of our partner schools (and related stakeholders) adopting the solutions we characterize as subscription arrangements instead of purchasing content without a long-term contract. We believe there is a significant potential to increase the number of total students enrolled in solutions we characterize as subscription arrangements from 1.3 million as of March 31, 2020, to 2.6 million total students, by converting our current base of partner schools adopting core content without a long-term contract into clients of solutions we characterize as subscription arrangements, without considering any up-selling or cross-selling opportunities. In 2019, 2018 and 2017, the subscription agreements represented 37.0%, 20.4% and 8.3%, respectively, of the total revenue from the sales of textbooks. In 2019, we sold products (including textbooks without subscription) to approximately 3.0 million students from private schools, of which 1.2 million were from schools that had a contractual relationship with us, or 40% of potential students from schools that use our products. From December 31, 2018 to December 31, 2019 and from December 31, 2017 to December 31, 2018, we successfully signed up 7.8% (6.3% to PAR and 1.5% to learning systems) and 5.7% (4.0% to PAR and 1.7% to learning systems), respectively, of our existing partner schools as compared to the respective year-end date for the prior year without a long-term contract to long-term subscription arrangements.

We believe that platforms as a service are a natural consequence of private K-12 education trends and the fact that we deliver our content through the most complete and diversified models and price points will help us expand our current customer base within the solutions we characterize as subscription arrangements. In the year ended December 31, 2019, the Successor’s net revenue from sales and services derived from solutions we characterize as subscription arrangements represented 67.2% of our total net revenue from sales and services, an increase in total contribution in total net revenue from sales and services when compared to 65.5% of our total net revenue from sales and services of the Successor and Predecessors in the year ended December 31, 2018 and 58.7% of our total net revenue from sales and services of the Predecessors in the year ended December 31, 2017.

Increase penetration of our current services in existing capacity with our current partner school base

We utilize a land-and-expand strategy with our partner schools, beginning with certain products from our portfolio of solutions contained in our Content & EdTech Platform and Digital Platform and gradually increasing the amount of services offered to each partner school. We focus on deepening relationships with our partner schools by leveraging our salesforce expertise to up-sell and cross-sell other products and services within our wide portfolio of current offers and future product and service developments and acquisitions. Our ultimate goal is to replace our partner schools’ collection of scattered educational vendors with our integrated platform of educational and digital solutions.

•	As of March 31, 2020, only 11.1% of our student base used both our core and socio-emotional solutions; and

•	As of March 31, 2020, only 2.6% of our student base used both our core and languages solutions.

We believe there is significant potential to increase the total number of students enrolled in our solutions, considering our current base of partner schools and the fact that one student can be enrolled in more than one solution at the same time. As of March 31, 2020, we had 1.5 million enrollments in our solutions (1.31 million in core content and 0.18 million in complementary solutions), considering each student at each solution as an enrollment. Through cross-selling and up-selling across both our Content & EdTech Platform and Digital Platform, we believe we are able to capture up to 5.1 million new enrollments, totaling a potential of 6.6 million students enrolled in our ecosystem (including core content, socioemotional content, languages, STEAM and other academic content).

Grow our base of partner schools

We have significantly expanded our sales force and will continue doing so in new regions across Brazil, while pursuing greater market share in regions where we have strong brand awareness and price attractiveness, which has helped us establish a presence in 12.1% of the TAM for core education as of 2018. We intend to reinvest a portion of our operational leverage in profitable marketing activities that are aligned with our objective to continue increasing our base of partner schools through our superior value offering and extensive and integrated offering of products and services.

Increase the quantity of products and services we offer

We believe there is significant room to expand our value proposition to our partner schools and their stakeholders by adding new complementary education solution and digital platform to our ecosystem and, therefore, also significantly increasing our TAM potential. For instance, STEAM and academics are becoming “must-have” skills given increasing competition in the labor market. In addition, schools have been increasingly adopting management systems so they can focus on what they do best: educating.

We believe we can expand our current product offering, enhance our content and technology platforms and improve students’ learning, educators’ teaching and schools’ management experience by either developing innovative digital content in-house, engaging in strategic partnerships or carrying out mergers and acquisitions of companies and/or products that will contribute additional content or technologies to our portfolio. For example, we have identified a wide range of potential target acquisitions in Brazil that we believe will complement our business, in particular with respect to the delivery of digital solutions. With the expansion of our scope and product and service offerings through our platform, our TAM could increase even further.

Expand internationally

We believe schools, students, educators and families in Latin America are facing the same problems as in Brazil and demand the same solutions we are currently offering. Despite Spanish and Portuguese being different languages, the stakeholders’ needs are the same and we are able to fulfill many of those since we are already producing educational content in Spanish.

Our History

Our business is the result of several value-added acquisitions and in-house development of solutions throughout the years, and we have a solid track record in the educational market that traces back to the beginning of the century. The solutions presented below were integrated one by one in a thorough process, resulting in what is now a one-stop-partner provider to schools with an unmatchable market offering. Based on our extensive knowledge of private schools given our parent company’s own schools operations, additions to Vasta’s platform have enforced cross-knowledge and improvements to take our solutions to the next level.

We set forth below the dates our businesses commenced operations, detailing key events in our history.

The roots of our parent company trace back to 1966 with the creation of the Grupo Pitágoras, a preparatory course for university admission exams. In the 1990s, our parent company developed the Pitágoras educational platform, a replicable teaching and management model, rolling out its educational strategy across Brazil. Starting in 2010, the Cogna group (formerly known as Kroton) began to make significant investments in the postsecondary education segment, always ahead of transformational trends, starting with the acquisition of IUNI Educational S.A., an institution that offered undergraduate and postgraduate programs and that doubled the group’s activities, providing national scale.

Two other relevant acquisitions were UNOPAR in 2011, which was the result of a digitalization effort and made the group the leader in the distance learning sector in Brazil, and Anhanguera in 2014, which had both on-campus and distance learning courses and initiated the concept of scale as a value creation mechanism. Recognized as one of the largest and most successful education companies in the world, Cogna brings vast knowledge and industry track record to Vasta’s operations, along with the Pitágoras and Rede Cristã de Ensino learning systems.

Vasta’s history is also based on the unification of several other renowned brands, and dates back to 1914, with the opening of a small, second-hand bookshop in São Paulo with the brand Saraiva, one of the most traditional names in Brazil. In the same decade, Saraiva published its first book, therefore inaugurating the publishing phase of the company. Pioneer in publishing and bookselling markets, Saraiva acquired Editora Atual in 1998, and began selling its products electronically through its website, one of the first e-commerce sites in the country.

In the 1970s marked an important landmark in another of our brands, Anglo, with the launch of its workbook, disrupting the delivery of educational content across the country. As a pioneer in the offering of learning systems, Anglo started by offering preparatory course materials and expanded from its already well-

recognized high-quality standards in Exact Sciences to a complete content solution to partner schools. In the 2000s, Anglo already had several partner schools throughout the country associating the experience of founding educators to the next generation of educators and market standards. Anglo is one of the longest-standing educational brands in the country and is founded on encouraging the autonomy and empowerment of its students.

In 1986, another educational platform that would comprise our portfolio, Sistema Maxi de Ensino, was born through the expertise of Colégio Maxi, a widely recognized school in Londrina, offering content to elementary and middle schools throughout the country.

Our first Digital Platform solution, Livro Fácil, was founded in 1991. Livro Fácil is an e-commerce for the sale of teaching materials, stationery and literature, among others.

In 2004, Ético educational platform was founded, encompassing a repertoire of integrated solutions through digital and printed content for the complete development of students.

The combination of our individual brands started in 1999, when the Abril Group (the former name of Somos Educação, which is now Vasta) acquired the publishing companies Ática and Scipione, well-established leaders in the Brazilian printed content market and pioneers in the creation of educational content. In 2010, Vasta acquired the Anglo educational platform and Anglo preparatory course for university admission exams, positioning us as the second largest player in Brazil.

One year later, in 2011, we acquired the pH schools and courses, one of the most traditional brands in the state of Rio de Janeiro, which led to the creation of the pH educational platform in 2012. Sistema de Ensino pH leverages over 25 years of expertise from Curso pH, offering structured and elaborated material to partner schools, as well as standardized after-school content to support educators, guide education practices and strengthen learning techniques. In this context, we were already the best positioned player to consolidate the K-12 education market, and other relevant acquisitions succeeded in the following years such as Maxi, in October 2011, making our Company the largest learning systems provider in Brazil.

In 2012, we expanded our scope through “O Líder em Mim,” a pioneering initiative in Brazil designed to promote behavioral change in educators, children and teenagers through the development of socio-emotional skills, helping students take control of their own lives and be a part of social transformation. This program was developed by Franklin Covey Co., in the United States, based on the book “The 7 Habits of Highly Effective People” and adapted for Brazilian children from kindergarten age to ninth grade. O Líder em Mim focuses on using the “7 Habits” system and works on overcoming constrictive paradigms to help students and educators to see situations differently, change their behavior and achieve new and consistent results.

Plurall was the opening wedge into digital content offering, developed in 2013 and rolled out in February 2014, with continuous improvement ever since. Our solution is a practical, organized and innovative platform, which was conceived for mobile phone use and is also available online. Using Plurall, students can access content seen in the classroom, teaching materials, exercise lists, ENEM exams and Brazil’s main university entrance exams, instructional videos, frequently asked questions, and can access tutors even during weekends and holidays. For highly-skilled students, Plurall also offers tasks with a greater complexity in order to challenge and motivate them, helping develop their full potential. Schools and parents can also access performance reports that show the results of each student, demonstrating strengths, weaknesses, as well as benchmarks with other schools across Brazil. For educators, we developed the Plurall Maestro platform in 2014, which allows educators to create their own activities and exercises and produce new content and exams, resulting in a personalization of teaching strategies. In 2015, Plurall was recognized for the innovation it brings to the education market globally and won the Global Mobile Awards as the best mobile innovation for education and learning.

Saraiva was added to Vasta’s core content portfolio in June 2015, including Saraiva’s publishing operations and the Ético educational platform. This acquisition reinforced our commitment to be increasingly present in schools, through close ties with educators, students, families and school owners. As a result, Vasta became the largest publisher in Brazil and one of the 50 largest publishers in the world.

The PROFS core solution was created in 2016 as a continuous teacher training program. By developing skills and abilities, educators are able to improve teaching and learning processes while having the opportunity to get to know our platform, therefore increasing adoption of other products.

In 2017, Somos acquired Livro Fácil, which contributes to the success of the PAR solution, as schools can choose to promote this e-commerce among parents and receive commission for material sold through the platform as opposed to buying and reselling with a markup. As well as selling teaching materials, stationery and literature, Livro Fácil functions as a distribution hub that resells materials from other suppliers that are chosen by our partner schools, placing us as a one-stop-partner for schools.

As a relevant addition to our existing core content solutions, PAR was created in 2017 to engage schools through long-term contracts using digital and printed content based on textbooks. This model benefits educators, that are able to preserve their pedagogical preferences, but at the same time enables them to receive the same level of service and support that is provided through our educational platform. Full flexibility to choose from a variety of books increases loyalty and is a first step for a potential educational platform adoption, if desired by the schools.

In 2018, we developed English Stars, an educational platform for English instruction, purchasing content from Macmillan, thereby complementing our complementary content portfolio. English Stars focuses not only on language instruction, but on English as a means of communication, exploring content that goes beyond vocabulary and grammar, such as science, humanities and art.

In October 2018, our parent company announced the acquisition of Somos as an expansion of its K-12 business and B2B business model, integrating a high-quality full-service provider, with a comprehensive portfolio of solutions and brands serving all segments of the private K-12 education market, broadening our knowledge on core and complementary content solutions.

Vasta is a result of the combination of Cogna’s strong operational and financial excellence track record and Somos, the most relevant K-12 player in the country. This new company and its brand helped ensure a new focus on K-12 education activities, as well as the construction of differentiated services and a unique offering as a one-stop partner to schools. Our aim is to disseminate values and goals in the K-12 education segment, including the delivery of high-quality education to children and teenagers through our well-renowned brands, resulting in a relevant presence in the premium market.

Corporate Reorganization

The acquisitions and corporate structuring carried out by Cogna in recent years have positioned the group to organize its K-12 business, giving rise to our Integrated K-12 Platform in accordance with our corporate reorganization, as shown by the following charts.

Corporate structure prior to the corporate reorganization:

Corporate structure after giving effect to this offering*:

*	Investors in this offering will not have any interest in Cogna or its subsidiaries other than Vasta or its subsidiaries.

Our Addressable Market and Opportunity for Growth

According to a report by Oliver Wyman that was commissioned by us, the TAM for our Content & EdTech Platform and Digital Platform for private schools in Brazil was R$25.3 billion as of 2018 and segregated between: (1) R$6.0 billion for core content; (2) R$6.4 billion for complementary education solutions; and (3) R$12.9 billion for digital platform. Oliver Wyman expects that our TAM will more than double by 2030, reaching R$54.0 billion, segregated between: (1) R$13.4 billion for core content; (2) R$14.0 billion for complementary education solutions; and (3) R$26.6 billion for digital platform. As of 2018, we estimate we captured approximately 12.1% of the TAM for core content and 0.4% of the TAM for complementary education solutions (which is included in our Content & EdTech Platform segment) and 0.5% of the TAM for our Digital Platform segment, which we believe represents significant growth opportunity.

With 48.5 million students enrolled in private and public schools in 2018 according to Censo Escolar 2018, Brazil’s K-12 education segment is significantly larger in relative terms compared to other world markets; Brazil’s K-12 students account for 23% of the total population, while in the United States this representation falls behind at 17% (considering an estimate of 56.6 million students attending school in fall 2019), according to NCES. The Brazilian private K-12 market is also large and, despite being larger than the U.S. market in relative size, there is a strong potential to increase the penetration of private K-12 education in Brazil when compared to China, Indonesia and India, for instance, as presented in the graph below. Private K-12 education is very valued by Brazilian families given the quality gap between private and public K-12 schools, as discussed in more detail in the “Industry” section.

(1)	Including Hong Kong and Macao.

Source: BMI, INEP and UNESCO

We believe our opportunities to capture market growth will continue to expand as we incorporate new solutions into our existing platform. For example, we are currently working on expanding our complementary content offerings to include STEAM-based (Science, Technology, Engineering, Arts and Mathematics) and other academic curriculum, as well as increasing our offerings within our Digital Platform, including online enrollment tools, a scholarship marketplace, academic and financial ERP and digital marketing services. We expect these complementary and digital solutions to become increasingly relevant in the K-12 segment as the current 21st century environment requires new skills from individuals, and schools have increased their rate of adoption of management systems to focus on improving education delivery to students.

Private K-12 Industry Market Trends

We believe that our addressable market is characterized by the following trends:

Digital transformation is reshaping private K-12 industry

Technology has enabled improvements in core content, complementary education and digital platform solutions. The internet and digital technology are changing the way people learn. Educational opportunities are no longer confined to the classroom as a result of technology’s potential to transform every person into a life-long learner. Technology has revolutionized learning beyond the simple digitalization of traditional textbooks through means such as gamification, immersion and virtual reality tools. Technology has re-conceptualized the learning experience, making it adaptive and highly personalized. Moreover, technology improvements have supported the development of management systems for schools to manage their costs and expenses and increase their efficiency and profitability, allowing them to focus primarily on educational activities.

Limited internal management and administrative solutions for schools

Schools have been looking for new educational and management solutions to enhance school management. According to Censo Escolar 2018, there were approximately 40,000 private schools in Brazil as of December 2018, which are mainly small-scale units dedicating significant working hours to administrative activities, such as intake, retention, financial management and communication with parents, for which they are currently interacting with multiple and unintegrated providers. This can create inefficiencies that divert a school’s focus from its core educational activities. We believe there is strong demand for an integrated platform like ours that consolidate multiple school management services, as it would lead to more actionable data reports, optimization of administrators’ time allocation and increased efficiency in schools.

Need for modernized content distribution models

There are two main facets to this trend: (1) the learners’ perspective; and (2) the perspective of other stakeholders relying on traditional content (parents, school and educators).

We believe the modern student is easily distracted, yet hungry to learn and demanding in relation to the type of content and the manner of its delivery. At the same time, most Brazilian schools and families are on the verge of discovering the benefits in the classroom from the combined use of science and technology in education. This data-driven approach can aid in delivering superior and more responsive learning outcomes through products based on personalization and adaptive learning. As a result, immersion and gamification tools, among others, are potential means of addressing modern students’ needs and engaging them more effectively, yielding better academic outcomes.

Many schools, educators and parents continue to rely solely on traditional textbooks for the teaching experience and as more modern learning approaches are not yet widespread throughout Brazil. An educational experience focused solely on textbook usage may prove too rigid for the 21st century student who demands real-time assessment and feedback; therefore, expanded integration with other learning tools is required. We believe we can lead the imminent transition of the underlying learning methods in Brazilian education, by offering assertive content in multiple formats alongside more effective high-impact learning techniques, with support from our constantly evolving neuro-pedagogical and science in learning approaches. Furthermore, integrated technological solutions customarily allow parents and educators to engage and track more closely student development.

New student skill set and importance of socio-emotional solutions

The increased labor market competitiveness and social demands in the 21st century require a new skill set from individuals. The insertion of new learning fields into old curricula, with focus on softer skills such as creativity and collaboration, has been leading a movement towards a broader learning experience. Schools in the forefront of this movement teach socio-emotional learning and collaboration skills, foster individual participation, autonomy and critical thinking, and include new areas of broad student development such as STEAM-based curriculum (Science, Technology, Engineering, Arts and Mathematics) and language instruction.

We are uniquely positioned to capture this market as we already have English instruction and socio-emotional skills solutions which can be offered in the safety and comfort of the school environment, and plan to add even more solutions to our integrated platform.

Business Model

Our model is based primarily on solutions we characterize as subscription arrangements, aligned with our belief that platforms as a service are a natural consequence of private K-12 education as they deliver complete and diversified models with long-term contracts, with terms ranging from three to five years in general, and high retention rates with very low churn. This model reinforces our stability, recurring revenue, asset-light profile and scalability, high operating leverage and limited capex requirements. We believe Vasta delivers a hard-to-replicate business model, with a winning proposition for stakeholders.

We believe our business model is comprehensive, differentiated and focused on the needs of our customers, offering operational efficiency and profitability. We are an educational platform powered by technology, and our centralized, intelligent and standardized management processes enable a 360-degree view of student performance and school capabilities, generating efficiency and quality for the school system. All of our back-office support activities are easily scalable and efficiently shared among all our corporate structure. Our parent company is known for its focus on growth and student success, constant evolution, leadership, efficiency, innovation, proficiency in the integration of acquisitions and for the quality of its management.

We have a national presence with strong brands and proven academic results that attest to our differentiated quality. Our leading brands include Anglo, pH, PAR, Pitágoras, Maxi, Ético and English Stars, among others. Our portfolio of solutions encompasses various price ranges, so that we can offer viable solutions to all schools, with focus on quality, effectiveness, efficiency and profitability.

Our mission is to revolutionize the private primary and secondary educational ecosystem, offering educational content and technology services that allow schools to deliver high-quality education to their students, as well as digital services that support their growth and efficiency, supporting the digital transformation in schools. In this context, we have decided to serve the private school segment through both B2B2C and B2B business models. Through our Content & EdTech Platform, a multi-brand, tech-enabled platform, with the flexibility and quality required to satisfy customer needs through printed and digital format and made available through a model we characterize as subscription arrangements or direct sales to students or parents, serving as an entry point for subsequent conversion into a model we characterize as subscription arrangements. Through our Digital Platform, we currently offer our Livro Fácil e-commerce, but plan to expand our portfolio to cater to all other school needs aside from education, aiming at increasing efficiency and quality.

Our technology-based approach is capable of accelerated growth and delivering innovative and personalized content and user experience. This allows us to greatly amplify the number of students served through each new contract, in turn providing, through Big Data, a better understanding of the students to our data analytics team and educators, as well as the means to identify their individual needs, compare results, create more engaging academic activities, keep the educators and managers updated on developments and stay connected with families. We use educational science to identify the learning needs of each student, both cognitively and emotionally, providing a full array of resources for their academic and personal development.

As schools are our key customers, we also aim to serve all their other needs aside from academics. These include a number of internal functions key to a school’s operation, such as platforms for connecting schools and families, academic and financial enterprise resource planning, or ERP, digital marketing, digital office management, invoicing and supply sourcing.

Our company is based on information, and we have a robust team of market-business intelligence and data analytics educational professionals, helping us leverage the vast amount of data we produce, which is the start of a virtuous cycle for our partner schools. We learn with our students and offer them continuously improving educational solutions, helping them to expand their learning and improve their own and their school’s academic results. This consequently improves the reputation of the schools and our brands. The reputation we have achieved allows us to reach more partner schools and students, providing returns throughout the cycle for all parties involved. In addition, we plan to acquire and develop multiple other products to complement our Digital Platform in the near term, enhancing the support offered to back-office activities of schools and enabling them to focus on their main core activity, therefore making the wheels of our virtuous cycle turn in such a way that benefits schools and students alike.

K-12 Platform

Our fully integrated K-12 platform aims at providing end-to-end educational and digital solutions to private K-12 schools. In order to be a one-stop-partner to schools, we aim to cater to the entire school ecosystem, not just best-in-class educational content and resources, but also offering solutions that meets schools’ other needs through a complete assortment of solutions through our Digital Platform that help schools enhance performance, grow enrollment, and increase profitability.

Our platform comprises educational solutions to be used by partner schools and their stakeholders and digital services and solutions to cater to the non-educational and administrative processes of each school, through our Content & EdTech Platform and our Digital Platform, as illustrated by the following image:

In the three months ended March 31, 2020 and for the comparative period of 2019, total net revenue from sales and services from our Content & EdTech Platform and our Digital Platform accounted for 81.0% and 19.0%, respectively, of the net revenue from sales and services of the Successor.

In 2019, total net revenue from sales and services from our Content & EdTech Platform and our Digital Platform accounted for 89% and 11%, respectively, of the net revenue from sales and services of the Successor, compared to 92% and 8%, respectively for the sum of the total net revenue from sales and services of the Successor for the period from October 11 to December 31, 2018 and Predecessors for the period from January 1 to October 10, 2018 and 100% and 0%, respectively for the total net revenue from sales and services of the Predecessors in 2017.

Consequently, our fully-integrated platform grants access to all educational content available through our tech-enabled platform, made available primarily through a model we characterize as subscription arrangements. We provide end-to-end solutions and digital platform with a comprehensive and interactive approach that enhances students’ participation and performance, as well as capturing data for our data analytics educational team and business intelligence department, generating a virtuous cycle with greater content for every additional Student.

Content & EdTech Platform

Our Content & EdTech platform offers schools a large set of high quality digital and printed educational content and tech-enabled support solutions. Leveraging on our in-depth understanding of private K-12 education, we have developed a methodological approach that ensures student success through personalized, retainable and engaging learning tools that fit the modern student’s demand both in terms of content-quality and adaptive-learning.

We believe that the quality of the education we provide is fundamental. Our platform was conceived and developed based on solid educational methods, expertise from decades of educational content solutions, and a long history of favorable academic results. We offer a portfolio that is highly capable of providing high-quality education preparing our students for entry into the prestigious universities in Brazil and abroad. We maintain a very considerable database of educational content, allowing us to operate in primary education, middle school and high school, as well as in a preparatory course for admission into the best universities in Brazil and internationally.

In addition to our focus on quality, our offers are designed to help schools to provide holistic education for students. The increased competitiveness of the labor market and changes observed in the 21st century have created new demands from individuals. The insertion of new learning fields in the old school curricula, with a focus on softer skills such as creativity and collaboration, has been leading a movement towards a broader learning experience. Schools in the forefront of this movement teach socio-emotional learning and collaboration skills, foster individual participation and include new areas of broad student development such as STEAM and language instruction.

Our technological educational platform offers partner schools all the products and services that they need to be successful, including: digital and printed content, teacher training, evaluations, adaptive learning, academic intelligence, continuous assessment, academic management tools, as well as solutions for complementary education, such as language instruction, development of socio-emotional abilities and academic programs.

Our core education and digital learning solutions are supported by value-added services to enhance student and teacher learning experiences, enabling dynamism and all-time interactive responsiveness. Our students can access materials at any time and on any electronic device, complete assignments and activities directly on our apps, watch video lessons to review content and check their performance to correct mistakes. We also created an online studying community where students feel comfortable to ask questions directly to our tutors using the app, who are available even on weekends and holidays, and learn from other questions asked by students and posted in the community. Parents are also able to use our apps to analyze the number of exercises completed by their children, check their scores by subject and monitor overall achievement rates, therefore closely following and assisting in the full development of their children.

Customers

In the context of our Content & EdTech Platform, we are positioned as a one-stop-partner powered by technology for Brazilian private K-12 schools. Our partner schools are spread across the entire country and, given our complete array of solutions that meet different types of needs, we allow schools to choose from different academic methodologies and price ranges to better fit teachers’, parents’ and students’ preferences. We offer a variety of core education content and solutions with average annual tuition rates ranging from R$321 for Maxi to R$827 for pH, catering to a wide range of customers, as further detailed below.

(1)	Based on adoption list. Considers PAR’s net revenue and actual student base (adoptions which effectively converted into new sales).
(2)	Ético price, excluding sales to Pluri.

Our base of partner schools is highly diversified, which reduces our dependence on any single customer or concentration of large customers. This factor provides our business model with a resilience and predictability factor as an unlikely churn of a large client would not have a disruptive impact in our business model.

Products and Services

Core Solutions

Our core content solutions are usually the first decision made by our clients to establish a partnership with us. To offer the best for our partner schools, we provide a complete and integrated portfolio of educational core solutions that cover all segments related to private K-12 education, either as bundled offers or as standalone products. Our bundles include, in particular, content solutions in different methodologies (traditional learning systems, PAR and textbooks), digital learning services and continuous teacher training.

Traditional Learning systems, PAR and Textbooks

Our offerings consist of collections of teaching material for all cycles and segments within K-12 education. These collections include digital and printed textbooks from multiple brands on all subjects for students, teacher handbooks, exercise books, books for the study of multidisciplinary subjects and student evaluations.

We market our educational solutions through long-term agreements we characterize as subscription arrangements, which allow us to have highly predictable and resilient revenue. Partner schools may choose between one of our traditional learning systems (Anglo, pH, Pitágoras, Rede Cristã de Educação, Maxi and Ético) or PAR, our textbook-based solution. Our diversified portfolio with multiple brands enables us to reach a large addressable market. Each of our learning systems has its own method, so schools can select the one that best fits their pedagogical project:

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Anglo: with a “Class given, class studied” approach, with Anglo there is always homework associated with content taught in class. Anglo is our most significant brand, with more than 300 thousand students and over 810 schools spread across 22 states, with a high concentration in the state of São Paulo. Additionally, besides having approximately 40% of the school’s served by Anglo in our client base for over 15 years, Anglo also has the highest awareness among competitors, being “top of mind” for 19% of the premium school segment and known by 95% of respondents, according to Hello Research;

•

pH: with an in-depth conceptual content approach, pH is one of the most traditional brands in Rio de Janeiro, with a student base of approximately 70 thousand spread across more than 260 schools. pH is present in 24 states and is among the most preferred brands by premium school administrators and educators, according to Hello Research;

•

Pitágoras: focused on the development of educators, leaderships and students. Pitágoras is present in 26 states with more than 150 thousand students in over 570 schools, almost two thirds of which are concentrated in the states of Minas Gerais, São Paulo, Rio de Janeiro and Bahia. According to Hello Research, 90% of premium schools know the Pitágoras brand;

•

Rede Cristã de Educação: based on Pitágoras’ content and personalized for religious schools, Rede Cristã de Educação is present in 16 states with over 19 thousand students, concentrated in the states of Rio de Janeiro, Amazonas and Minas Gerais;

•	Ético: has a contextualized and interdisciplinary approach. Ético serves approximately 120 thousand students in approximately 530 schools, including Pluri schools that adopt Ético;

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Maxi: has the pedagogical purpose of contributing to students’ holistic development, with an affectional-based pedagogy methodology. Maxi serves over 160 thousand students in 790 schools distributed all over the country (27 states); and

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SESI: SESI (Serviço Social da Indústria) owns a large network of schools in Brazil that adopts a core content exclusively developed for SESI to address its schools’ needs. Vasta provides the core content to 100 SESI schools spread across 23 states, totaling approximately 56 thousand students.

In the case of PAR, schools select their preferred books and materials, offered by our brands Editora Saraiva, Editora Ática, Editora Atual, and Editora Scipione, through a long-term agreement allowing educators to follow their own specific teaching methods. In this context, educators can select from a diverse portfolio of content, mastering the classes as they judge best and therefore enhancing our delivery. With this approach, we accommodate all schools’ choices, which is a unique approach in the educational solutions market, as other players tend to focus on either learning systems or textbooks, and no other player has a solution similar to our multi-brand, book-based solution. We currently serve around 420 thousand students and approximately 1,000 schools, spread across 23 states.

Additionally, through our publishing business, we also engage in the sale of stand-alone textbooks to schools. More than an important revenue stream, this serves as an entry level for potentially increasing the penetration of recurring partnerships. We believe schools that adopt a specific textbook from our collection of approximately 11,300 titles are more likely to switch to a model we characterize as subscription arrangements, such as PAR or a traditional educational platform, given the already established relationship. Ultimately, stand-alone textbook sales increase our opportunities to up-sell and cross-sell in schools, especially in schools where stakeholders are initially reluctant to adopt a structured content solution.

Our core content solutions we characterize as subscription arrangements (PAR and traditional learning systems) also provide for ongoing training for educators and the provision of services to partner schools, including, but not limited to, consulting services regarding school management and the organization of events for educators, parents, students and principals of partner schools, as well as a proprietary and differentiated evaluation system for partner schools and their students, available digitally and in print. All these features are provided to our clients who contract our learning systems at no additional cost beyond the contract price for the relevant learning system.

Our evaluation system includes a data-driven pedagogical offering which focuses on practice tests for standardized exams such as ENEM to our partner schools. These tests have a fundamental role in providing data, diagnosing and guiding action plans that could change or reinforce our and the schools’ pedagogical practices. In order to transform this data into important insights, we have a specific department called our Learning Evaluating Area, whose only responsibility is creating, correcting and providing feedback to our partner schools. The goal of these evaluations is to understand the cognition level and abilities of the students as well as to orient the pedagogical plan on multiple segments.

Furthermore, we also offer a continuous education program for educators, teaching coordinators, educational counselors, principals, psychologists, administrative agents, and the administrative support staff. Together with face-to-face training, usually during conferences, seminars and congresses, online learning programs are offered, linked to our parent company, Cogna’s colleges and training schools. These training products are developed by our professionals or by our partners and associated educators. We also use certifications and courses developed by Cogna’s postsecondary education institutions or by other companies and institutions. Sold as a bundle, we also offer digital learning and continuous teacher training to schools adopting our core content, as described below.

In this prospectus, we describe certain early-stage product offerings, and there is no material revenue effect on our revenues for such early-stage products as described in this prospectus.

•	Digital Learning

Our digital learning solution, Plurall, is a tech-enabled platform that assists our partner schools in their digital transformation process and offers our learning systems and PAR partner schools all the support they need in a fully integrated platform. It provides a comprehensive digital learning experience and allows for tailor-made adjustments for each school. Available on the web and as iOS and Android apps, all the features can be accessed anytime and anywhere.

Plurall is a practical, organized and innovative platform offering a complete range of content and services to students, including content seen in the classroom, teaching materials, exercise lists, ENEM exams and tests from Brazil’s main university entrance exams, videos to help in the resolution of tasks, online tutoring and a database of questions and answers from other students. For every class taught, there is associated homework, providing students with a better understanding of the content. For highly-skilled students, we also offer tasks with greater complexity in order to challenge and motivate them, helping them to develop their full potential. The solution is highly responsive and makes use of artificial intelligence and machine learning algorithms.

For parents and guardians, Plurall provides summarized reports with individual performance and serves as a communication channel with the school. The report shows the results of the student, indicating strengths and weaknesses, and comparing benchmarks against other schools across Brazil.

For educators and directors, Plurall generates individual and comparison performance reports, assisting them to address specific difficulties each student is facing, as well as when challenges impact the entire classroom.

Plurall Maestro is the solution offered to educators and coordinators within the Plurall platform. The Plurall Maestro platform develops and sustains digital solutions that help educators in planning and conducting classes, offering resources, data and content that facilitate and support teaching for a specific educational platform. It allows for the creation of individualized content and data generation and evaluation reports to support in-class enhancements. The Plurall Maestro is also linked to the educators’ handbook for each brand in our portfolio and contains training regarding our content and solutions.

•	Continuous Teacher Training

PROFS is a teacher training program that is designed to improve work in the classroom by means of mentoring so that educators reflect on their methods and are always striving for excellent performance. As the only online training program for educators that provides certification, this solution is also offered in bundled solutions through one of our traditional learning systems or through PAR.

Complementary Education Solutions

We offer a complete and integrated portfolio of complementary education solutions we characterize as subscription arrangements that cover a number of segments related to K-12 education, supporting schools to provide a holistic education to their students.

Socio-Emotional

•	O Líder em Mim, a program with content, methodology, teaching material and training to develop leadership, values and 21st century skills. This program is targeted toward students in kindergarten through ninth grade, and allows the structuring of the socio-emotional curriculum in partner schools. It has over 120 thousand students spread across 25 states, with a higher concentration in São Paulo.

Languages

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English Stars, an English educational platform designed to develop fluency in the English language with high penetration in schools, exploring content that goes beyond vocabulary and grammar, such as science, humanities and art, which can be offered both during school and during extracurricular hours.

Academic

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Plurall Olímpico, Vasta’s platform of preparatory content for scientific competitions. It offers full support to students, parents and educators engaged in the most prestigious competitions, generating visibility and value to schools as a differentiated service.

STEAM

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MindMakers, MindMakers uses children’s curiosity and energy as fuel to create rational minds with powerful computational thinking skills. MindMakers is designed to teach students how to develop leadership, collaboration and persistence through multidisciplinary problem-solving exercises.

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Matific, in partnership with the international online learning company Matific, we provide engaging and entertaining mathematics instruction based on a strong pedagogical background and presented through playful interactions. Matific provides interactive learning environments and adaptable worksheets that go beyond traditional classroom instruction to help develop students’ ability to apply their growing math proficiency in real-life situations. The Matific program allows students to progress at their own pace through a unique sequence of interactive activities that help students develop math proficiency and critical thinking in schools. We offer Matific as complementary content in addition to including it as part of the regular curriculum of certain of our learning systems, such as Anglo and pH.

Operation

After partner schools choose a solution, we begin the training processes for school managers and educators, so they get acquainted with all the facilities that our learning systems and digital learning solutions have to offer. We then initiate our relationship with the families and the students, including communication regarding the chosen solution and commercialization of our products and services. Our statistically standardized evaluation systems, digital learning environment and management and qualification tools, among others, are available to all customers.

Production and distribution of the material supplied to partner schools is carried out in the following stages:

•	Development of the matrix of skills and the competencies, and the content linked to each skill;

•	In-depth study of essays trends, newest literary works and contextualized news updates for children;

•	Creation and editorial production, including digital content, which is carried out exclusively within the Company;

•	Third-party printing, proprietary storage and third-party transportation of printed content;

•	Release of passwords and e-training so that all students and educators can access our learning platforms;

•	Release of the evaluations according to the academic calendar; and

•	Development and communication of all access, engagement and learning reports.

While we do not handle certain of these steps directly, we have the technological expertise to monitor all processes, which is essential for the control of the production stages and for maintaining our standards in terms of quality and competitiveness.

Our authors are educators whose copyright can be acquired permanently or licensed by edition. In the case of licensing, the copyright payment is calculated as a percentage of net sales revenue. We currently have approximately 3,100 authors working under our various brands. We have exclusive publication and distribution of content written by such authors, and as a result, we have a robust base of educational content.

We outsource the printing of our books, using over 30 printers, some of which have served us for several decades. Private market books are printed based on sales estimates and stored in our own warehouse. Our products are distributed through a distribution center in São José dos Campos, São Paulo and four branches located in the states of São Paulo, Bahia, Pernambuco and Brasilia. Transportation of printed material is also outsourced. The transportation stage is integrated with the distribution center, and we use a number of reputable transport companies that receive specific training for the transportation of our products.

In addition, the distribution process of teaching materials is highly complex and involves a supply chain with Sustainable Farm Certification, or SFC. Accordingly, we have a corporate department devoted entirely to managing the entire production chain, using forecasting methodology to predict sales volumes and managing printing and transportation, centralizing the essential activities and outsourcing secondary activities.

Digital Platform

Our Digital Platform caters to school needs beyond education, with an aim towards increasing quality of service and efficiency, while reducing school churn and increasing new enrollments and family satisfaction. This comprehensive platform unifies the entire school administrative ecosystem and avoids piece-meal products, reducing inefficiencies and enabling schools to focus on education.

Currently, we offer solutions regarding the sale of products and services to families, catering to hundreds of partner schools through our education e-commerce platform, Livro Fácil. We plan to add various other solutions to our Digital Platform such as academic and financial ERP, online enrollment platform, digital marketing and scholarship marketplace, either by developing such solutions in-house or through partnerships or merger and acquisition opportunities.

Customers

Our e-commerce customers are schools, which have chosen these services in their respective agreements, and families, that have acquired their products and services directly from Livro Fácil. This service helps eliminate printed material logistic issues for schools and facilitates the process for acquiring and receiving printed materials for parents, as Livro Fácil is available through smartphones or computers, eliminating the need to dislocate to physical stores and retailers.

Products and Services

Livro Fácil is an e-commerce for the sale of educational content for schools including teaching materials, stationery and literature, among others. It also functions as a distribution hub for materials from other suppliers that are chosen by our partner schools, reinforcing our one-stop-partner positioning. It operates across the entire Brazilian territory through an integrated logistics structure with our other solutions.

After entering into the agreement for the chosen educational solution, the school decides whether the educational materials purchased by families should be delivered to the school or directly to the students’ home. Livro Fácil sends vouchers to families to make purchases through the e-commerce and, after the purchase, the products are sent to the chosen destination by our logistics partners. After the families receive the material, Livro Fácil pays the contractual commission to the schools.

By using Livro Fácil, schools can focus on their core activity and not worry about having a retail business and its implications, such as sales, stock management, payment and receivable accounts. Other additional activities that schools are spared when adopting an e-commerce solution are usage of a physical space in the school for the retail activity and the heavy tax bureaucracy associated with reselling goods.

Geographical Presence

Through our asset-light and scalable business model, we believe we have one of the largest school chains in the country, based on our review of publicly available data for private school chains in Brazil. As of March 31, 2020, we had 4,167 partner schools with 1,311 thousand students, present in all 27 Brazilian states, with a large concentration in high income states, São Paulo (30% of our students) and Rio de Janeiro (11% of our students), but with growth potential in all other regions. We believe our national network is fundamental for us to succeed in our growth strategy.

Culture

We believe that our corporate culture creates value for our partner schools and related stakeholders (including students and parents), employees and investors, as well as competitive advantages for our business. We encourage the following values to be actively cultivated by all of our employees and executives at every level:

•	We are passionate about education: what drives us is our ability to contribute to transforming the lives of our students, their families, their communities, our partner schools and the world;

•	We act with students’ success in mind: our actions should contribute to student success;

•	We value people: we respect and value people and their differences because we know that each person can contribute to student success;

•	We are responsible: we always act with integrity, honesty and transparency;

•	We seek innovation: we innovate because we want to transform the future; we take risks and we learn from our mistakes;

•	Together we can do more: we embrace each challenge together, no matter how big, we can always count on each other;

•	We make it happen: our operations are hands-on, and we are quick to transform ideas and plans into reality; and

•	We generate sustainable value: we work to generate positive impact in the short- and long-term.

Our culture and innovative mindset are the basis of what drives us to deliver the best and most complete offering to our partner schools and stakeholders, which trust us on a daily basis to support one of the most important pillars of our society: the next generation’s education.

Technology

Technology has enabled improvements in educational platforms and tools, changing the way people learn. By opening up a new global market opportunity no longer confined to the classroom and representing more than just digitalization of traditional textbooks, technology has brought gamification, immersion and virtual tools into the classroom, re-conceptualizing the learning experience to one that is adaptive and highly personalized.

Throughout the years, we have been able to adapt ourselves, be part of and promote the digital transformation observed in the educational market by adjusting our products and offering concept, as well as our strategy and approach using a high-quality and scalable value proposition, which also allows for tailored-made and differentiated tools.

Our product-based technological system, Plurall, makes our interaction with students increasingly friendly and intuitive and is able to support all our different brands and their specific pedagogical approaches in an integrated and bespoken manner. Plurall is a powerful source of data as every user interaction on our platforms generates multiple data points. Once they are processed and aggregated, reports become available to our final users (educators, parents and students) and to our digital content production team.

In addition, all of our solutions are based on complex proprietary IT systems and products, and we contract with datacenter service providers to host certain aspects of our platform and content. As of March 31, 2020, we had service agreements with three data center service providers, one on leased premises in São Paulo and two on cloud for the provision of data services located globally.

With in-house development of solutions, we are able to foster constant improvement of the platform and deployment of new products, as well as continuous reduction of the time between identifying a need for adjustment in processes and/or systems and its effective implementation. Our technology and digital transformation team uses best market practices for managing IT services and Scaled Agile Framework, or SAFe, for supporting the current systems and delivering new solutions.

Our employees are organized in autonomous small multidisciplinary teams called squads. Squads are cross-functional, self-organizing teams that aim at tackling a specific business objective ultimately improving productivity and overall delivery. This way of working provides greater agility to solve problems, launch new functionalities, promote continuous improvement and greater testing and integration, which in turn reduces flaws and mistakes. Product, technology, digital operations and content specialists work together on an end-to-end responsibility in a client-focused approach.

We define our squads’ priorities based on the feedback of our engagement teams, who are in direct and constant contact with school administrators, and our support teams, who access our final customers (educators, coordinators and students) to identify complains and improvement suggestions.

SAFe speeds up the prioritization and allocation of resources processes and helps develop systems that are fully aligned with our business strategy. For complex projects, we use bimodal management: parts of the project are executed with agile methodology and others by the waterfall methodology. Progress is reported periodically to management using structured panels and indicators. The greater part of the systems development work is carried out by in-house employees with expert knowledge of the technologies applied and of our business processes, and, on occasion, by third-party specialists.

Our information is stored in physical data centers and in the professional cloud computing of international specialist companies that comply with the main international standards and contribute to the highly-scalable nature of our technology. In order to ensure that the solutions produced by the teams reach the production environments with the best possible quality and speed, we started to implement development lines with tools and processes for DevSecOps, where quality, functionality, safety and performance tests will be carried out.

Educational Systems

Within our products, aiming at delivering a fully integrated solution for schools, our partner schools use Plurall’s proprietary platform to support their digital learning experience in our ecosystem. Through multiple interfaces, such as web-based and through an app on the iOS and Android platforms, Plurall offers our stakeholders a complete range of content and services that support our core education solutions.

Plurall has more than 923 thousand registered users, makes available 66.7 thousand educational videos with 1.5 million views per month (March 2020), over 12 thousand teaching materials with 27.1 thousand complementary digital objects linked. In 2020, Plurall’s online tutoring services answered approximately 96 thousand questions posted, and our database of questions and answers from students totaled more than 26.3 million entries.

Initially, we provide Plurall users with a profile access management, Plurall ID, consisting of a unique identification system which allows tracking of user academic profiles over time. Moreover, we can integrate schools’ systems and Plurall ID to simplify the onboarding process and information update. All the academic structures, like grades, classes, units and groups, can be synchronized, enabling the same identity to be used for Plurall access. Data could also be integrated from Plurall to the school system to compose the final grades and cross performance reports.

Through the use of Plurall, we are able to assemble and analyze data and develop powerful insights for educators, coordinators, parents and students, ensuring constant enhancements in the learning process. Lastly, our digital solution supports the construction and correction of assessments, delivering the results to students and school staff in a more agile and user-friendly manner.

To deliver better a digital learning experience for our customers, we believe that having only a wide variety of digital content is not enough, so we produce instructional digital content inspired by what students spontaneously consume on social media (videos, interactive content, infographics, quizzes, podcasts, GIFs, etc.), paying special attention to aesthetic and artistic quality, with a simple and modern language, but without losing conceptual rigor which is essential for instructional content. As we are creating our own digital content, which is innovative and specific, we choose to develop internally the Plurall Studio, a virtual and fully cloud-based environment that allow us to innovate in the creation of educational content for students and educators, exploring interactivity and the potential of digital resources in line with the learning objectives of each of our learning systems and PAR.

Our digital platforms experienced significant growth both in user base and volume of usage when the schools closed in Brazil due to the COVID-19 pandemic. This was the result of a structured plan to support our partner schools in implementing fully digital operations. As part of this effort, we implemented new features in Plurall, such as online assessment, virtual science labs, and live digital classes, through a mix of agile internal development and integration with solutions from companies such as Google and CloudLabs.

As a result, Plurall was transformed from a complementary solution to a comprehensive digital platform for complete pedagogical implementation by our partner schools. Consequently, growth in usage has far outpaced the growth in new users. We now have significantly more users of the Plurall platform as compared to the period prior to the school closures prompted by the COVID-19 pandemic, and even more significant has been much more regular use of Plurall than ever before.

The rate of adoption was particularly notable for K-12 teachers, who generally lag behind their students when it comes to adopting new technologies. With limited alternatives, teachers embraced Plurall as a learning platform, which significantly accelerated the digitalization of the K-12 teacher-student pedagogical relationship.

To support the expansion in users and usage of Plurall, we were required to significantly increase Plurall’s performance, using the support of Amazon Web Services, our principal cloud services provider for Plurall.

The following graphics illustrate certain key metrics related to the expansion of the usage of Plurall in connection with school closures as a result of the COVID-19 pandemic.

Plurall Downloads and Growth in Total Visits

(1)	As of March 31, 2020.
(2)	Source: Company and SimilarWeb. Considers the period between March 1, 2020 and May 31, 2020.
(3)	Refers to apps with services offering to a closed public defined by contract.

We have a data analytics educational area that uses all data captured by our products in several different pipelines to develop improvements to our platform. Key developments include: (1) engagement: we track the user experience and usage in the ordinary course and create dashboards for our engagement team, who in turn contact the schools and users directly in order to create a better user experience; (2) data products for final users: we deliver data in a dashboard format for educators and educators; (3) feedback for content generation: we use the data channel to create a feedback loop between students and educators that drive content updates.

Finally, we have developed a complete “plug and play” digital solution kit, speeding up the digitalization of our partner school base. The kit contemplates one chromebook, one router, one headband (optional) and one Plurall license to access all Vasta content and services related to that partner school. We began the rollout of this kit through a pilot phase that is ongoing and we expect to make a broad release of our digital solution kit in August 2020. As a consequence of the COVID-19 pandemic, we believe the new school environment is evolving to require both in-person and digitally-present learning at the same time. The chart below illustrates our spot in this new hybrid learning environment:

Innovation

Innovation is imperative for success in K-12 education both in the creation of educational content for students and educators, as well as in the distribution of such content. We believe the modern student is easily frustrated by traditional learning methods and old-fashioned content delivery. Innovation therefore plays a pivotal role in delivering superior learning outcomes: products based on personalization & adaptive learning, immersion tools and gamification have greater potential to engage students.

Our video classes are very dynamic and scalable, and allow for great user interactivity, with students navigating through different scenarios according to their responses to each question. In order to create an unparalleled adaptive learning platform, our content production is very granular, and broken into content regarding information on each specific topic and on the skills and competences required to complete the assignment. We take great care in combining the theoretical content of each topic with engaging features and a unique user experience.

We are also pioneering the incorporation of neuroscience elements into our educational platform, developing a neuro-pedagogical approach. Neuroscience offers promising insight on scientific knowledge and tools that must be applied to education. We invest intensively in research though our Learning Science Lab, partnering with highly-regarded data scientists and forward-leaning tech-driven institutions through the CpE.

In that context, we have partnered with BrainCo, a startup incubated in the Harvard Innovation Lab that develops cognitive training technology products in collaboration with scientists from the MIT Media Lab. Specifically, BrainCo has created a headband that detects and quantifies student attention levels in the classroom using electroencephalography sensors. For that solution, NASA has enabled the creation of an algorithm that transforms brain waves into a measurement of student concentration. We are currently testing the headbands on a small scale through a pilot project we have implemented at Colégio São Paulo, a school owned by Saber. We planned to expand this pilot to certain other partner schools during 2020, however, this may be delayed given schools across Brazil have been temporarily closed due to the COVID-19 pandemic. We have also established a partnership with Ciência pela Educação (the Brazilian National Scientists for Education network), bringing together over 200 scientists in the first hub dedicated to bringing scientific evidence to guide pedagogical innovations in Brazil.

Finally, we also benefit from our parent’s digital transformation and its many strategies. As an example, the Cogna group decided to approach the EdTech ecosystem in Brazil and around the world, selecting Cubo Itaú as one of the first partners after many interactions with the main players in the market. Cubo Itaú is the largest incubator for technological entrepreneurship in Latin America and was founded by Itaú Unibanco and Redpoint Ventures in 2015. The connection between Cogna and Cubo Itaú resulted in the creation of Cubo Education, a brand that strengthens and adds even more value and technological knowledge to the development of education in Brazil. This partnership created the largest EdTech hub in Latin America. Under the EdTech hub, Cogna selected, from among 410 startups, 11 with which to partner, which are either focused on solving an educational demand within Brazil, or on solving a question, problem or concrete challenge of faced by Cogna, or on creating a potential disruption in the education sphere. In order to extract value from the startup ecosystem, the Cogna has appointed 64 innovation agents from different areas as ambassadors, aiming at identifying opportunities for innovation and high impact improvements in their areas of operation.

Analytics

In 2018, the analytics area captured millions of granular data records in different behavioral dimensions. This data was organized and made available for the development of education models so that the operational areas could improve their processes intelligently and effectively. We also carried out initiatives to help intensify our culture of analytics and data-based decision making. A modern data lake cloud was established as a repository for massive amounts of data. By means of this platform, we can provide more sophisticated analyses to a number of our business areas.

Marketing and Sales

Our differentiated go-to-market strategy is based on a robust salesforce and a client-centric approach, with continuous focus on understanding our customers’ needs and delivering fully-integrated solutions. With the support of 219 experts, we target customers through multiple channels including online advertising, marketing research tools, on-site visits, social media, among others.

All of our marketing and sales processes are carried out internally and involve the coordination of several departments and various professional profiles. We work closely with Business Consultants, responsible for the commercial relationship with partner schools, together with Pedagogical Advisors and Product Specialists. Our sales force is fully integrated and is capable of selling our entire portfolio of products and services, allowing for agile, intelligent and efficient actions, placing the needs of the schools at the center of their actions.

Our processes are optimized by data coming from our Business Intelligence and Inside Sales teams. Our Business Intelligence team carries out a market census that covers around 90% of the total number of students in the private K-12 network in Brazil. This census helps us to define our approach when contacting a school, by knowing beforehand which solutions we should aim to target in our sales process.

On another hand, our inside sales team provides that, whenever a potential client demonstrates interest in one of our solutions, an automatic lead is generated, and our inside sales team is able to access existing interactions within our CRM system. Depending on the level of interest demonstrated, our on-site sales team reaches out to the school and performs the sale with a more targeted approach, enabling scalability and low cost of acquisition of new clients.

Each of our Business Consultants is responsible for serving a specific region in Brazil, and they are responsible for engaging with school leaders and identify which educational solution is best suited for each school, within our portfolio of core and complementary content solutions. After that, Pedagogical Advisors discuss with the academic department of each school what is the most appropriate methodology and what academic resources best fit their purposes. Following this, Product Specialists go through the necessary training for educators, to provide for an improved teaching and learning experience. Product Specialists are also responsible for answering any questions regarding the extracurricular products we offer, including language instruction, development of socio-emotional skills and academic programs.

The main stages of the marketing and sales process include:

•

Carrying out a market census in the over 17,400 private schools targeted by the commercial team (around 90% of the total number of students in the private K-12 network in Brazil), which occurs between January and February. This census helps to define our approach when contacting a school by knowing beforehand which solutions we should aim to target in our sales process;

•	Definition of the action plan and of the commercial portfolios by the marketing and commercial intelligence areas in January;

•	Establishment of the variable compensation for the commercial and specialist teams, to ensure these are aligned with our objectives, which also happens in January;

•	Creation of marketing and communication materials for the commercial campaign, such as catalogs and product samples, during January;

•	Training of sales teams and product specialists in January;

•	Development and control of the commercial process from February to December;

•	Invoicing, in January to December; and

•

Awards and payment of variable compensation for commercial and specialist teams, measured in June of the following year (after preliminary remuneration which occur every four months during the commercial cycle).

For the most part, our customers sign long-term contracts with us, with terms generally ranging from three to five years. Sales are made on an annual basis to partner schools in an integrated manner, meaning that schools pay a single amount per student and have access to all the products and solutions we offer. Products are usually delivered bimonthly to schools and payment plans may vary from 30 to 60 days after delivery. The sales teams participate in 80 hours of training per year, on average, and 70% of our staff has been with us for over 3 years.

The prices are directly charged from the partner schools or families, if the partner school selected our Livro Fácil e-commerce platform. Pricing considers the production costs and the costs related to our support services, which varies according to the profile of each school and its portfolio choices.

A significant lead generator for our Anglo brand is the operation of preparatory courses for university entrance exams, that, given the quality and reputation of the brand, we constantly advertise with a list of alumni that passed the entry exams into the top universities in country.

Specifically in the case of Livro Fácil, our e-commerce platform is marketed by the integrated sales force as an additional service that might be hired by the schools in connection with the adoption of our Content Solutions. Livro Fácil is, therefore, a lead generator of cross-sell revenue that, by generating a commission to schools, can be used to sustain and help pay the adoption of an educational platform or PAR solution.

Customer Service and Support

Aiming at delivering the best after-sales support in order to increase customers’ loyalty and recurring revenue opportunities, a Pedagogical Advisor is assigned for each school once the contract is signed. The

Pedagogical Advisor will regularly visit the school (usually four times a year) and will also accompany the school at all local and national events. On average, each Pedagogical Advisor coordinates 45 schools, and in addition to personal interactions, they are also available for weekly or spontaneous calls. Schools also have access to our relationship center and may, at any time, request more information about their products, services, invoices or others. In addition, Livro Fácil has its own customer service structure, serving mostly families, while also being integrated with the schools’ relationship center.

Authors who receive copyright are also under contractual responsibility to answer the various doubts that the educators using our products may have and take part in marketing, engagement and capitation events for the partner schools. Our large team of authors means educators will always have someone available to assist them in their work.

In addition, to improve the use of our digital learning solution, we also deliver support focused on Plurall users. Our Engagement team is responsible for assisting our users and creating a better use experience. We segmented our team in two areas, one is responsible for supporting our partner schools by tracking and analyzing the user experience and maintaining close contact with schools to provide a better use of the Plurall ecosystem. Another one is responsible for assisting students, answering questions through the online support module that is available on our digital learning platform.

As a result of our high-quality customer-focused approach, our clients have a very positive experience, as evidenced by our high NPS score among core education and digital learning brands. As of August 30, 2019, we scored 93 out of 100 possible points for both Anglo and pH learning systems, as rated by our partner schools, and 63 out of 100 possible points for our digital learning platform (Plurall), as rated by school coordinators.

Competition

We compete with publishers, textbook providers, online learning solutions and all other players offering services to private K-12 schools. For partner schools, reputation and content and platform quality are key differentiators. We believe that we are the only one-stop-partner in the private school marketplace able to cater to schools’ entire ecosystem by providing a comprehensive set of solutions for schools in terms of core content and complementary content and digital solutions. Unlike other providers in the market, we are able to cater to a wide range of school needs, from core content, to complementary content and, through our Digital Platform, a growing set of administrative and managerial tools for schools, which we expect will only continue to expand as we expand our core and complementary solutions and grow the product offerings of our Digital Platform.

Our large proprietary technology content and support systems improve our intellectual agility and responsiveness both in the development and also enhancement of our solutions. Also, among our main competitive strengths sits the fact that we have a robust salesforce and client-centric mindset with a self-reinforcing network under a mostly model we characterize as subscription arrangements.

Within our Content & EdTech Platform, we compete with traditional publishers, textbook suppliers and other providers of educational curriculum solutions. There is no concentration of market power in the markets in which we operate except the publishing market, which is highly concentrated among a few players including us. We are one of the three largest players in the educational publishing market in Brazil, with a 30% market share of the textbook market in the private sector.

The learning systems market is highly fragmented, with a large number of players, but only a few of them have nationwide presence or the know-how for the sale of teaching materials and educational methodology as we have.

Through PAR, we are able to target a range of schools that do not want to adopt traditional learning systems, increasing opportunities for up-sell and cross-sell in schools which only purchase stand-alone textbooks. We are the only player offering this type of solution.

For the Digital Platform segment, retailers selling textbooks and stationery, physical bookstores and e-commerce platforms are competitors or alternatives to Livro Fácil. Educational solutions are usually commercialized directly between us and the school or by Livro Fácil, but, in specific cases, stand-alone products might be available in the distribution channels mentioned above.

Seasonality

Our revenue is primarily derived from the sales of our educational solutions and digital platform to partner schools. Each of these activities has its own seasonality, as specified below.

Content & EdTech Platform

Our main deliveries of printed materials and digital materials to our customers occur in the last quarter of each year (typically in November and December), and in the first quarter of each subsequent year (typically in February and March), and revenue is recognized when the customers obtain control over the materials. In addition, the printed and digital materials we provide in the fourth quarter are used by our customers in the following school year and, therefore, our fourth quarter results reflect the growth in the number of our students from one school year to the next, leading to higher revenue in general in our fourth quarter compared with the preceding quarters in each year. Consequently, in aggregate, the seasonality of our revenue generally produces higher revenue in the first and fourth quarters of our fiscal year. In addition, we generally bill our customers during the first half of each school year (which starts in January), which generally results in a higher cash position in the first half of each year compared to the second half.

A significant part of our expenses is also seasonal. Due to the nature of our business cycle, we need significant working capital, typically in September or October of each year, in order to cover costs related to production and inventory accumulation, selling and marketing expenses, and delivery of our teaching materials at the end of each year in preparation for the beginning of each school year. As a result, these operating expenses are generally incurred between September and December of each year.

Digital Platform

Purchases through our Livro Fácil e-commerce platform are very intense during the back-to-school period, between November, when school enrollment takes place and families plan to anticipate the purchase of products and services, and February of the following year, when classes are about to start. Thus, e-commerce revenue is mainly concentrated in the first and fourth quarters of the year.

Legal and Administrative Proceedings

In the normal course of our business, from time to time we are involved in litigation. Depending on the nature and magnitude of the lawsuit filed against us, the process may be protracted, leading to the expenditure of time and operational resources until it is resolved. In connection with certain of our acquisitions, the sellers of certain acquired businesses have agreed to indemnify us with respect to certain contingencies that may arise in connection with such acquisitions. However, there can be no assurance that such indemnities will be sufficient to cover all losses associated with such contingencies. See “Risk Factors—Certain Factors Relating to Our Business and Industry—We have recorded provisions for contingencies for past business practices and acquired businesses that could materialize in the future, which could have an adverse effect on our business and financial condition.”

We are subject to a variety of legal and administrative proceedings, including but not limited to civil, labor related and tax lawsuits. We include provisions for these proceedings in our financial statements when (1) it is probable that resources will be required to settle the obligation, and (2) a reliable estimate can be made as to the amount of the obligation. The assessment by our management of the likelihood of loss includes an analysis made by external counsel on the evidence available, legislation, recent court decisions and case law and their relevance in terms of the Brazilian legal system. Provisions for losses regarded as probable are estimated and adjusted in each reporting period.

As of March 31, 2020, we had a provision for risks of tax, labor and civil losses of R$608.3 million, for which the loss was considered probable, and was recorded in our financial statements. However, notwithstanding the provision, proceedings are unpredictable and subject to significant uncertainties. Therefore, if one or more cases result in a judgment against us, in any period, for amounts that exceed management’s expectations, the impact on our results of operations or financial condition for that period may be significant. A summary of our main legal and administrative proceedings is given below.

Civil Matters

As of March 31, 2020, we were party to certain judicial and administrative proceedings of a civil nature for which we recorded a provision of R$50,000. The civil claims to which we are a party generally relate to consumer claims, including those related to product defects and failures to deliver products, among others. We believe these proceedings are unlikely to have a material adverse impact, individually, or in the aggregate, on our results of operations or financial condition.

Somos Educação, which used to operate our K-12 business under the Anglo brand, is currently party to an administrative proceeding with the sellers of the Anglo business due to a dispute with the sellers regarding indemnities for certain contractual contingencies, for which we have classified the risk of losses as probable, possible and remote, in the aggregate amount of R$13.6 million that we understand to be their responsibility, and which are disputed by the sellers. At the time of the business combination an indemnification asset was recorded. The book value of the asset at March 31, 2020 is R$3.0 million. However, we cannot assure that our position will prevail.

Labor Related Matters

As of March 31, 2020, we were party to certain labor-related judicial and administrative proceedings for which we recorded a provision of R$45.1 million. In general, the labor claims to which we are a party were filed by former employees or third-party employees seeking our joint and/or subsidiary liability for the acts of our suppliers and service providers. The principal claims involved in these labor suits relate to overtime, severance pay, equal pay, and indemnities based on Brazilian labor laws. A term of commitment was entered into between us and the Labor Prosecution Office, whereby we agreed to restrict additional work hours, subject to the payment of a fine and applicable penalties.

Tax and Social Security Matters

As of March 31, 2020, we were involved in certain judicial and administrative tax and social security proceedings for which we recorded a provision of R$563.2 million. As of March 31, 2020, we had judicial deposits in an aggregate amount of R$2.0 million. There can be no assurance that these proceedings would not have a significant effect on our financial position or profitability if all decided adversely to the company.

Our most relevant tax proceeding relates to income tax positions taken by the Predecessor (Somos – Anglo) and the Successor in connection with a corporate reorganization carried out by the Predecessor (Somos – Anglo) in 2010. In 2018, due to a tax assessment made via an infraction notice received by the Predecessor (Somos – Anglo) for certain periods subject to tax audit, coupled with an unfavorable ruling on a similar tax case decided in 2018, we reassessed this income tax position and recorded a liability, including interest and penalties, in the combined carve-out financial statements. See note 20.a to the Somos – Anglo (Predecessor) combined carve-out financial statements as of December 31, 2017 and January 1, 2017 and for the period from January 1 to October 10, 2018 and for the year ended December 31, 2017 for further information.

We are also party to other proceedings that have be instituted by federal and state tax authorities (the majority of which are in São Paulo) and involve claims, mainly, for credit compensation on taxes collection and disputes relating to the collection of IRPJ/CSLL taxes.

Intellectual Property

In order to maintain our intellectual property rights, including our rights in connection with our products and services, we rely on confidentiality agreements with employees and third parties and other types of statutory arrangements, in addition to a combination of laws, copyrights and software. In addition, we license technology from third parties and have licenses for all the software utilized in our activities.

We are party to approximately 4,500 agreements with third party authors with respect to educational content. We own approximately 480 trademark registrations, including the trademarks and logos of “Somos Educação,” “Editora Atica,” “Editora Scipione,” “Atual Editora,” “Sistema Anglo de Ensino,” “Par Plataforma Educacional,” “Sistema Maxi de Ensino,” “English Stars,” “Rede Cristã de Educação” and “MindMakers,” among others. We also have approximately 30 pending trademark applications in Brazil and three in the United States for trademarks “Vasta,” “Vasta Educação” and “Somos Educação,” and unregistered trademarks that we use to promote our brands. We also have the right to use trademark registrations for “Pitágoras” (owned by a subsidiary of our parent company), and “Saraiva” (owned by Saraiva Gestão de Marcas S.A., a company jointly owned by our parent company and third parties who are not controlled by us nor our parent company). As of the date of this prospectus, we owned approximately 220 registered domain names in Brazil

Our main trademarks already registered or in the process of registration in our name include the following: trademarks and logos of “Vasta,” “Somos Educação,” “Somos Science in Learning,” “Ético,” “Editora Atica,” “Sistema Maxi de Ensino,” “Plurall,” “Livro Fácil,” “Sistema pH de Ensino,” “Editora Scipione,” “Sistema Anglo de Ensino,” “PROFS,” “PAR Plataforma Educacional,” “Biblioteca PAR,” “Editora Atual,” “English Stars,” “Rede Cristã de Educação” and “MindMakers,” among others.

Properties

We occupy 29 properties for our operations. Our registered office and our central administrative unit (corporate office) is at Av. Paulista, 901, 5th Floor, Bela Vista, São Paulo – SP, CEP 01310-100, Brazil.

Most of our units are located in properties leased from third parties, for which we have long-term lease agreements with fixed monthly rental rates. In a few instances, rental rates are tied to a percentage of revenue with a pre-established minimum value. For the three months ended March 31, 2020 and for the year ended December 31, 2019, we spent R$10.6 million and R$44.4 million, respectively, on the rental of property and condominium charges. It is our belief that our current facilities are appropriate for our needs and that we will be able to renew our lease agreements and obtain additional space, if necessary, on commercially reasonable terms to meet future needs.

We have equity stakes in three companies: Somos Sistemas, Colégio Anglo São Paulo and Livro Fácil.

Additionally, our subsidiary Somos Sistemas has entered into commercial lease agreements with certain subsidiaries of our parent company. For more information, see “Related Party Transactions—Lease and Sublease Agreements.”

Employees

As of March 31, 2020, we had 1,956 employees, distributed among the following areas:

Function	Number of Staff	% of the Total
Customer Relations	599	31
Content Production	306	16
Educational Technology	218	11
Operations	418	21
Pedagogical	232	12
Administrative Support	183	9

Total	1,956	100

Our employees are represented by several unions: Book Editors’ Union of São Paulo (Sindicato dos Empregados em Editoras de Livros de São Paulo); Public Cultural Book Editors’ Union of the Municipality of Rio de Janeiro (Sindicato dos Empregados de Editoras de Livros Públicos Culturais do Município do Rio de Janeiro); Business Union of João Pessoa (Sindicato do Comércio de João Pessoa); The Federation of Workers in Enterprises for the Diffusion of Arts and Culture of the State of Paraná (FTEDCA PR—Federação dos Trabalhadores em Empresas de Difusão Cultural e Artística no Estado do Paraná); Union for Retail and Small-Store Sales of Fortaleza (Sindicato do Comércio Varejista e Lojista de Fortaleza); Union of Workers in Public and Private Enterprises for Information Technology, the Internet, and Similar Businesses for the State of Rio de Janeiro (SINDPDRJ—Sindicato dos Trabalhadores em Empresas e Serviços Públicos e Privados, de Informática e Internet, e similares do Estado do Rio de Janeiro); Union for School Administrative Assistants for São Paulo (Sindicato dos auxiliares de administração escolar de São Paulo); Union for Workers in Data Processing and Similar Technologies for the State of Minas Gerais (SINDPD—Sindicato dos trabalhadores em Processamento de Dados e Tecnologia e Similares do Estado de Minas Gerais); and The Teachers Union of São Paulo (Sindicato dos Professores de São Paulo).

To date, there have been no strikes or other events resulting in a stoppage of work by our employees.

The following is a summary of the main roles of our employees according to their functional areas.

Customer Relations

Our customer relations employees have the mission of attracting and retaining partner schools, assuring them the best educational solutions available on the market. The purpose of such efforts is to understand our customers’ needs and provide solutions in a consultative manner and to tailor our portfolio in a way that supports the construction of an educational and technological project adequate to new classroom trends. We seek to establish long term relationships and continuously monitor school conditions in order to provide feedback and dynamically develop products and services.

Content Production

The content production area continuously monitors major educational trends and aims at offering the most innovative content in the teaching-learning process in the world. We rely on several renowned authors that integrate our content for a complete digital platform, ensuring that big data is used for the benefit of the student’s learning.

Educational Technology

Our educational technology employees have as their primary objective the improvement of the digital learning experience for schools, students and educators. This area is responsible for developing, producing our digital platforms and managing the data tools measuring engagement in our digital platforms. We have a robust team of highly capable professionals that work in tandem with some of the most advanced science and research teams in the world, including the Harvard Innovation Lab and the MIT Media Lab.

Operations

Our operations employees play an essential role in our activities, assuring excellence in planning, production and logistics, through an efficient management of resources and processes.

Pedagogical

With our comprehensive Core & EdTech platform, the development of students is complete, and goes beyond traditional curriculum subjects. We can comprehensively monitor students’ performance and support them in developing cognitive and socio-emotional capacities, including psychological balance to achieve high results on exams. With technology as the basis of the model, students, educators and parents are connected with the purpose of deepening studies, simplifying and enhancing routines so that all parties have a clear analytic understanding of the students’ strengths and needs. Employees that serve as part of our pedagogical staff are recognized and evaluated annually by the students themselves, which enables more assertiveness and continuous improvement of our models and classroom performance.

Administrative Support

With respect to our administrative support employees, we use management supporting structures and intelligence that, through constant investment in technology and data science, aim at simplifying processes and bringing the best solutions to the business.

REGULATION

The Brazilian constitution establishes education as a right of all citizens, the provision of which is a duty of the state and the family. Accordingly, the government is required to provide all Brazilian citizens with access to free primary education that requires compulsory attendance. Private investment in education is permitted so long as entities providing regulated education services comply with the applicable rules and requirements.

The Brazilian education system is organized as a cooperation regime among federal, state and municipal governments. The federal government is responsible for organizing and coordinating the federal education system in order to guarantee equal opportunity and quality of education throughout Brazil. Brazilian states and the Brazilian Federal District are required to focus on primary and secondary education (which are similar to the final years of elementary school, junior high and high school), while municipalities are responsible for providing preschool and primary education (which are similar to kindergarten and the first years of elementary school), and each is responsible for establishing and implementing the relevant rules and regulations for each educational stage the subject of its focus, including monitoring and evaluation, and the issuance of all relevant authorizations, recognitions and qualifications required for each such educational stage.

Law No. 9,394/1996, or the National Education Guidelines Law (Lei de Diretrizes e Bases da Educação Nacional), or LDB, establishes the guidelines for the provision of education services in Brazil and sets forth the federal government’s duty to: (1) coordinate the national education system; (2) prepare the National Education Plan (Plano Nacional de Educação), or PNE; (3) provide financial assistance to the states, the Federal District and municipalities; and (4) define, in cooperation with other federal entities, the responsibilities and guidelines for primary and secondary education.

In addition, the federal government, through Law No. 13,005 of June 25, 2014, implemented the PNE, with a duration of ten years from the date of its publication. The National Education Plan established objectives for Brazilian education. For primary and secondary education, which encompasses kindergarten, elementary school and high school, the objectives are: (1) the universalization of preschool education, with a target to enroll at least 50% of all children up to three years of age in schools by 2024; (2) the universalization of primary education, with a target to enroll at least 95% of children between the ages of six and 14 in schools by 2024; (3) the universalization of secondary education, with a target to enroll at least 85% of adolescents between the ages of 15 and 17 in schools by 2024; (4) to ensure that all children learn the Brazilian Portuguese alphabet by the third year of primary education; (5) to make available full-time education in at least 50% of public schools; (6) to improve the quality of primary education as evaluated by the IDEB; (7) to ensure that all students are literate by the time they are 15 years-old; (8) to make available to 25% of primary and secondary education to young adults and adults; and (9) to increase enrollment in professional studies to three times the current enrollment rate. Accordingly, each of the federal, state and municipal governments was required to prepare a ten-year education plan and establish policies, guidelines and objectives applicable to the segment of the Brazilian education system over which it is responsible. In addition, these objectives act as guidelines for the private education sector.

Primary and Secondary Education

Primary and secondary education in Brazil is equivalent to K-12 education in the United States, and consists of preschool, elementary school, junior high and high school, which are regulated by the LDB, the National Education Plan and by directives established by the CNE.

The LDB regulates mandatory subjects, the minimum number of teaching hours and school days, the minimum classroom attendance and grade advancement. States, municipalities and educational institutions can pass rules and regulations according to specific regional and local requirements, such as differences in curricula and calendar, grade advancement and issuance of academic documentation for primary and secondary education students.

The National Education Plan establishes ten-year targets for all the levels and stages of education, mandating that states and municipalities create and establish similar plans compatible with such national targets. It is incumbent upon the Primary and Secondary Education Secretariat (Secretaria de Educação Básica), or SEB, of the MEC, to monitor compliance with the PNE by states and municipalities. This supervision includes guidance and rules for evaluating the stages of primary and secondary education.

Under the federal constitution and the LDB, access to primary and secondary education is a right of all children from the ages of four to seventeen. Following amendments to Law No. 11,274 on February 6, 2006, the duration of primary and secondary education was extended from a period of eight years to a period of nine years. Among the purposes of primary education are: (1) development of the capacity to learn, including basic abilities in reading, writing and arithmetic; (2) comprehension of the natural and social environment, the political system, technology, arts and social values; (3) development of the capacity to acquire new knowledge and abilities and the formation of attitudes and values; and (4) strengthening family ties, social cohesion and mutual tolerance. Assessment of primary education is coordinated by the state legislation of each individual state, on a case-by-case basis.

Secondary education is designed to fulfill the government’s duty to progressively complete the formation of the citizen, seeking universalization of scope and coverage. Secondary education is conducted for a period of not less than three years and seeks: (1) the consolidation and deepening of the knowledge acquired in primary education; (2) the basic preparation of the person being educated for work and to be able to adapt within the labor market or pursue further education; (3) the improvement of the student as a person, including ethical formation and the development of intellectual autonomy and critical thinking; and (4) the comprehension of the scientific and technological bases of the productive processes, relating theory to practice in each discipline. Assessment of secondary education is conducted on a national scale and coordinated by the MEC.

Regulatory Bodies

The main regulatory bodies of the Brazilian education system are:

•	Ministry of Education (Ministério da Educação);

•	Anísio Teixeira National Institute of Educational Studies and Research (Instituto Nacional de Estudos e Pesquisas Educacionais Anísio Teixeira);

•	National Education Council (Conselho Nacional de Educação);

•	Board of Primary and Secondary Education (Conselho de Educação Básica);

•	Higher Education Board (Câmara de Educação Superior);

•	State and Municipal Secretaries (Secretarias Estaduais de Educação and Secretarias Municipais de Educação, respectively); and

•	State and Municipal Councils of Education (Conselhos Estaduais de Educação and Conselhos Municipais de Educação, respectively).

The MEC is the federal government agency responsible for education in Brazil. It formulates and evaluates Brazilian national education policy, ensuring the quality of education and compliance with education regulations. The INEP is a collegiate federal entity responsible for evaluating educational institutions and student performance, as well as conducting research in order to provide a reliable database for public use.

The MEC is assisted by the CNE, which is the entity with decision-making and deliberative powers to ensure the improvement of national education. The CNE is comprised of the CEB, which is the collegiate responsible for the regulation of elementary and high school, and the CES, which is the collegiate responsible for the postsecondary education system. CEB and CES are each composed of 12 members appointed by the President of Brazil.

States and municipalities are responsible for regulating preschool, elementary and high school education, respecting the macro directives from the CNE. State Secretaries of Education (Secretarias Estaduais de Educação) are assisted by the State Councils of Education (Conselhos Estaduais de Educação) and are the main regulatory bodies for the for primary and secondary school education. The Municipal Secretaries of Education (Secretarias Municipais de Educação) are assisted by the Municipal Councils of Education (Conselhos Municipais de Educação) and are the main regulatory bodies of preschool education.

The LDB grants power to states and municipalities to authorize, accredit and supervise primary and secondary education institutions. This is achieved through each governmental entity’s respective Department of Education.

Regulations Applicable to the Company’s Activities

There is not a specific regulation for the exercise of sale of educational content, either digital or printed content, as regarding the need to obtain government approval for the development of such activities. Therefore, we are not directly regulated by MEC or any other regulatory agency with regard to those activities.

However, our Core & EdTech platform and related educational materials seek to comply with the LDB and the directives established by the BNCC. In addition, our school Anglo São Paulo and partner schools are providers of primary and secondary education, regulated by the Municipal and State Secretaries of Education, under the supervision of MEC, and must comply with applicable regulations. Recently, the BNCC, was launched in Brazil and, therefore, we are required to incorporate all the BNCC standards into our educational products and content. The BNCC contemplates a set of guidelines that provides a curriculum itinerary specifying the core skills and knowledge that must be developed as part of primary and secondary education in Brazil and each school has the autonomy to elaborate or adapt their curricula and pedagogical projects according to such guidelines.

The BNCC guidelines were established following overall poor student performance levels achieved while the predecessor education guidelines were in effect. Several indicators suggest that the predecessor guidelines were failing in many ways, leading the MEC to initiate discussions relating to a new method based upon a comparison between Brazil and other countries’ results, which formed the basis for developing the BNCC. Simply put, the LDB and the BNCC establish what subject matters shall be developed during each level of education (preschool, elementary school and high school).

As provided by the LDB and the BNCC, preschool education should enable children to live in society, to play, to participate, to explore, to express themselves, and to know themselves. Primary education, in turn, shall offer the following subject matters: (1) Brazilian Portuguese; (2) Arts; (3) Mathematics; (4) Geography; (5) History; (6) Religious Studies; (7) English; (8) Science and (9) Physical Education. Also, according to the current BNCC, secondary education shall offer curriculum covering the following subjects (1) Brazilian Portuguese; (2) Arts; (3) Mathematics; (4) Geography; (5) History; (6) Physics; (7); Chemistry; (8) Biology; (9) English, (x) Physical Education, (xi) Sociology; and (xii) Philosophy. As our partner schools have autonomy to establish their pedagogical projects, there are no other guidelines relevant to the materials provided.

Relevant government agencies, such as the MEC and CNE, are still discussing amendments to the BNCC, which are also being debated by society at large in the public discourse. While following the BNCC is yet to be required of every school in the country, there are opportunities to provide core and complementary content solutions to improve and adapt to the new status quo in the Brazilian education market.

In terms of the sales of books and e-books, we benefit from the provisions of article 150, item VI, paragraph “d” of the Brazilian Federal Constitution, which establishes that the Federal Government, the States and the Municipalities cannot levy taxes, such as the Tax on Industrialized Products (IPI) and Goods and Services Tax (ICMS) on the sale of books, newspapers, periodicals or the paper intended for the printing thereof. Although constitutional immunity applies to taxes, it does not apply to social contributions, such as the Social Integration Program (PIS) and the Contribution to Social Security Financing (COFINS). In the light of this, the Federal Government, by means of Law No. 11,033, dated December 21, 2004, reduced the rates of PIS and COFINS tax on revenue resulting from the sale of books in Brazil to zero, effective December 2004. The aim of this reduction in the tax burden was to stimulate the production chain and marketing of books in Brazil. For the purpose of this reduction the definition of a book is as contained in Law No. 10,753, dated October 30, 2003.

Furthermore, there is not a specific regulation for preparatory courses for university admission exams and for their textbook material. Therefore, the Company does not need to obtain governmental authorization to implement these activities and does not need to observe BNCC guidelines for the development of related textbooks.

In addition, the provision of services and sale of goods to municipalities and other public entities are subject to specific rules on public bidding procedures. Pursuant to Brazilian Federal Constitution, public authorities must initiate a public bidding procedure before hiring any services, purchases or sales. Such public biddings aim to provide the most advantageous conditions to public purchasers. These procedures are established by Federal Law No. 8,666/93 and cannot be overridden by state and local laws.

As general rule, public bidding procedures are mandatory and can only be exempted under certain specific circumstances (that is, only if considered unfeasible or if waived) in which cases, specific administrative procedure are required in connection with such exemptions. Failure to follow the procedures required for waiver or unfeasibility could subject the relevant public authorities and contracted parties to negative consequences, which include (1) annulment of the agreement; (2) prohibition to contract with the public authorities for a certain period of time; (3) mandatory reimbursement to the Public Treasury for any overcharge with respect to the relevant service or good; and (4) civil and administrative penalties for the losses and/or damages born by the public authorities.

Additionally, rules applicable to contracts with public authorities differ from those applicable to private agreements. Public authorities can unilaterally amend or terminate the agreements, and are also entitled to access all administrative, accounting, technical, economic, and financial information of the private entities contracting with them for purpose monitoring the relevant contract.

The provision of services and sale of goods to entities within the “S System” (“Sistema S,” which includes SESI and SENAI) are subject to certain rules and principles that are similar to those applicable to public entities. However, entities within the S System are private entities that provide social services (“parastatal” entities), are not part of the government nor included in its structure and, as a result, are not subject to the provisions set forth under Federal Law No. 8,666/93. However, given that such parastatal entities are funded by the collection of specific federal taxes, they must observe the administrative principles on the execution of contracts. Consequently, SESI must observe its own rules of proceedings for tenders and contracts. Possible sanctions for default in contracts executed with parastatal entities include early termination, fines and prohibition to contract that specific entity. In addition to that, SESI and the other parastatal entities are subject to the internal and external control from the Federal Controller General (Controladoria Geral da União) and the Federal Court of Auditors (Tribunal de Contas da União), respectively.

MANAGEMENT

We are managed by our board of directors and by our senior management, pursuant to our memorandum and articles of association and the Cayman Islands Companies Law (as amended).

Board of Directors

We are currently reviewing the composition of our board of directors and our corporate governance practices in light of this offering and applicable requirements of the SEC and Nasdaq. In subsequent filings with the SEC, we will update any relevant disclosure herein as appropriate.

As of the date of this prospectus, our board of directors will be composed of 6 members. Within one year of the date of this prospectus, the size of our board of directors is expected to increase to 7 members, with the addition of another independent director. Each director holds office for the term, if any, fixed by the shareholder resolution that appointed him, or, if no term is fixed on the appointment of the director, until the earlier of his or her removal or vacation of office as a director in accordance with the Articles of Association. Directors appointed by the board of directors hold office until the next annual general meeting. Our directors do not have a retirement age requirement under our Articles of Association. The current members of the board of directors were appointed at a shareholder meeting held on to serve until                .

The following table presents the names of the current members of our board of directors.

Name	Age	Position
Rodrigo Calvo Galindo	43	Chairman
Mário Ghio Junior	51	Director
Jamil Saud Marques	37	Director*
Roberto Valério Neto	43	Director
Ann Marie Williams	53	Independent Director
Andrés Cardó Soria	58	Independent Director*
Francisco Henrique Passos Fernandes	73	Independent Director*

*	Member of our Audit Committee.

The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business addresses for our directors is Av. Paulista, 901, 5th Floor, Bela Vista, São Paulo—SP, CEP 01310-100, Brazil.

Rodrigo Calvo Galindo is the Chairman of our board of directors. Mr. Galindo is also the Chief Executive Officer of Cogna. He has served in the management of various educational institutions over the last 28 years. He was Administrative Associate Dean at the University of Cuiabá and was responsible for the accreditation and establishment of postsecondary education institutions in the states of Bahia, Mato Grosso, Amapá, Acre and Rondônia. He was Chief Executive Officer of Grupo Educacional IUNI, with over 50,000 postsecondary students and campuses in six Brazilian states. He was Chief Operating Officer and Chief Postsecondary Education Officer at Cogna Educação, formerly known as Kroton. Mr. Galindo holds a bachelor’s degree in Law and a Master’s degree in Education from Pontifícia Universidade Católica de São Paulo (PUC-SP). He published the dissertation “Public Assessment Policies: critical analysis of the model and perspective of representative associations” and co-authored the book “Public Assessment Policies”. He has been honored by IR Magazine for “Best investor relations performance by a CEO” (2012, 2013, 2014, 2015 and 2017), by Institutional Investor for “Best CEO” (2012, 2013, 2014, 2015, 2016 and 2017), by Istoé Dinheiro for “Entrepreneur of the Year” (2016), by Valor Econômico for “Best Company” (2014) and “Best Executive in the Education Industry” (2014, 2015, 2016 and 2017), and by Bravo Business Awards for “Dynamic CEO of the Year” (2015).

Mário Ghio Junior is a member of our board of directors. Mr. Ghio Junior is also our Chief Executive Officer and a Board member of several companies and non-governmental organizations, or NGOs dedicated to improving education in the public sector. He was Chief Executive Officer of Abril Educação (currently Somos Educação), has served as Director of Educational Support at Estácio, Director of educational platforms of the Santillana Group, General Director of the COC System, General Director of CPV Vestibulares and Chemistry Teacher of Anglo Vestibulares. He holds bachelor’s degrees in Chemical Engineering from Poli-USP and in Business Administration from Universidade Anhembi-Morumbi/SP, as well as an Executive MBA from INSPER.

Jamil Saud Marques is a member of our board of directors and audit committee. Mr. Marques is also Chief Financial Officer of Cogna. Prior to joining Cogna in 2015, he also worked at AES Corp in Brasil, McKinsey & Company in Latin America and UBS AG in São Paulo, Zurich and London. He holds a degree in Production Engineering from Universidade de São Paulo and an MBA from INSEAD in France and Singapore.

Roberto Valério Neto is a member of our board of directors. Mr. Valério also currently serves as Executive Officer of Cogna. Mr. Valério joined Cogna following the merger with Anhanguera in July 2014. He worked for three years at Anhanguera Educacional, holding the positions of Chief Executive Officer and Executive Officer for Operations and Marketing. Previously, he worked for 11 years in the DIRECTV Group, with the SKY and DIRECTV brands. He holds a bachelor’s degree in Business Administration and a graduate degree in Business Administration with emphasis in Strategy, Finance and Entrepreneurship from the Fundação Getúlio Vargas (FGV), and graduate degree in Marketing and Customer Experience from Columbia University.

Ann Marie Williams is an independent member of our board of directors . Mrs. Williams is the chief operating officer at Creditas since 2016 and is also member of the board of Tiaxa since September 2012. She worked for more than three years as a member of the advisory group at Aliança Empreendedora, as well as partner at Redpoint Eventures for more than a year. She was the chief integration officer at Spring Mobile Solutions (April 2009—February 2010), chief executive officer at Okto (June 2000—March 2009) and consultant for government relations at Motorola (May 1998—June 1999). Mrs. Williams holds a bachelor’s degree in linguistics from Stanford University and a Master in Business and Administration with emphasis in entrepreneurship from The University of Texas at Austin.

Andrés Cardó Soria is an independent member of our board of directors. Since 2018, Mr. Cardó is the Head of Prismapar in Spain, Senior Advisor of Corporate Vision and President of his own consulting firm, Andrés Cardó & Asociados, SLL. Mr. Cardó is and has also been in the past member of the board of directors of several companies in the UK, Peru, Spain, Argentina, Chile, Colombia, Costa Rica, Mexico, USA, Brazil and Bolivia. He has already served as an economics professor in Trener Academy, several consulting firms, Controller for Foreign Direct Investments in Petróleos del Perú, Lima-Perú, Controller and Responsible for Board of Directors Special Affairs in Grupo Hilados Peinados, Lima-Perú, Conroller Latam in Grupo Santillana, in Madrid, Spain, and Managing Director at Editorial Santillana in Bolivia. He later became Vice President for the Prisa Group in Bolivia, Managing Director at the Santillana Group, Managing Director at Editora Moderna from 2001 to 2010, Country Manager in Prisa Brazil and held other positions in the Prisa Group such as Chief Corporate Development, Marketing and Revenue Officer, Chief Operating Officer and International Managing Director, as well as Chief Executive Officer of Prisa Radio from 2015 to 2018. Mr. Cardó holds a Humanities Diploma from Pontificia Universidad Católica del Perú, a Finances Diploma—Programa de Alta Dirección from ESAN, a bachelor’s degree in Economic Science from Pontificia Universidad Católica del Perú and an MBA from IESE in Spain.

Francisco Henrique Passos Fernandes is an independent member of our board of directors. Mr. Fernandes was a partner at PricewaterhouseCoopers until 2002, Leader of the Tax Consultancy Division, Member of the Brazil Management and of the Politics for Latin America Committee. From 2002 to 2006, he was Executive Vice-President and Financial Director for Makro Asia, a distribution organization operating in six countries, with sales of US$2 billion. He is a member of the Fiscal Council and Audit Committee in private national companies, including Coordinator of the Audit Committee in Cogna. Mr. Fernandes holds an accounting degree from the Universidade de São Paulo.

Executive Officers

Our executive officers are responsible for the management and representation of our company. We have a strong centralized management team led by Mário Ghio Junior, our CEO, with 33 years of experience in the education industry. Many of the members of our management team have worked together as a team for many years. Our executive officers were appointed by our board of directors for an indefinite term.

The following table lists our current executive officers:

Name	Age	Position
Mário Ghio Junior	51	Chief Executive Officer
Clovis Poggetti Junior	48	Chief Financial Officer
Guilherme Alves Mélega	45	Chief Operating Officer

The following is a brief summary of the business experience of our executive officers who are not also members of our board of directors. Unless otherwise indicated, the current business addresses for our executive officers is Av. Paulista, 901, 5th Floor, Bela Vista, São Paulo—SP, CEP 01310-100, Brazil.

Clovis Poggetti Junior is our Chief Financial Officer and Investor Relations Officer. With 27 years’ experience in Finance, he previously served as Chief Financial Officer and Investor Relations Officer at Cielo S.A., and Finance Director and Controller of the companies Sendo Brasil Ltda. and Gradiente Eletrônica S/A, respectively. He has also served as a member of the Board of Directors of the companies Cateno Gestão de Contas de Pagamento S.A., Stelo S.A., Multidisplay Comércio e Serviços Tecnológicos S.A. and Paggo Soluções e Meios de Pagamento S.A., and member of BM&FBovespa Listing Advisory Committee (2015/2016). He was named one of the best CFOs in Latin America by Institutional Investor Magazine for seven consecutive years (from 2011 to 2017) and also named one of the most admirable financial executives in Brazil by Analise Editorial for two consecutive years (2018 and 2019). Mr. Poggetti holds a bachelor’s degree in Business Administration from the Fundação Getúlio Vargas (FGV), from where he also obtained an Advanced Degree in Business Administration. He also holds an MBA from the University of Michigan Business School, having graduated with High Distinction.

Guilherme Alves Mélega is our Chief Operating Officer. With a degree in economics from the Fundação Armando Alves Penteado in São Paulo, Mr. Mélega also holds a master’s degree in Business Administration from the Simon Graduate School of Business, University of Rochester, in New York. He previously served as Investor Relations Officer and Financial and Administrative Vice President in Somos Educação, Financial Director, Corporate Controller and Investor Relations Officer in Braskem, Senior Manager of Financial Planning and Budgeting in Whirlpool, Treasury Coordinator in Rhodia and financial analyst in Ambev.

Committees

Audit Committee

The audit committee, which is expected to consist of Jamil Saud Marques, Andrés Cardó Soria and Francisco Henrique Passos Fernandes, will assist our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee will be directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Jamil Saud Marques will serve as Chairman of the committee. The audit committee will consist exclusively of members of our supervisory board who are financially literate, and Francisco Henrique Passos Fernandes is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that Andrés Cardó Soria and Francisco Henrique Passos Fernandes satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

The audit committee will be governed by a charter that complies with the Nasdaq rules. Upon the completion of this offering, the audit committee will be responsible for, among other things:

•

the appointment, compensation, retention and oversight of any auditor or accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services;

•	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

•

reviewing and discussing with the independent auditor its responsibilities under generally accepted auditing standards, the planned scope and timing of the independent auditor’s annual audit plan(s) and significant findings from the audit;

•

obtaining and reviewing a report from the independent auditor describing all relationships between the independent auditor and the Company consistent with the applicable PCAOB requirements regarding the independent auditor’s communications with the audit committee concerning independence;

•	confirming and evaluating the rotation of the audit partners on the audit engagement team as required by law;

•

reviewing with management and the independent auditor, in separate meetings whenever the Audit Committee deems appropriate, any analyses or other written communications prepared by the Management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative IFRS methods on the financial statements; and other critical accounting policies and practices of the Company;

•	reviewing, in conjunction with the Chief Executive Officer and Chief Financial Officer of the Company, the Company’s disclosure controls and procedures and internal control over financial reporting;

•

establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

•	approving or ratifying any related party transaction in accordance with our related person transaction policy.

The audit committee will meet as often as it determines is appropriate to carry out its responsibilities, but in any event will meet at least four times per year.

Compensation of Directors and Officers

Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere.

Our executive officers, directors and management receive fixed and variable compensation. They also receive benefits in line with market practice in Brazil. The fixed component of their compensation is set on market terms and adjusted annually.

The variable component consists of cash bonuses and awards of shares (or the cash equivalent). Cash bonuses are paid to executive officers and members of our management based on previously agreed targets for the business. Shares (or the cash equivalent) are awarded under our share options long-term incentive program, as discussed below.

For the year ended December 31, 2019, 2018 and 2017, the aggregate compensation expense for the members of the board of directors and our executive officers for services in all capacities was R$12.8 million, R$49.9 million and R$8.1 million, respectively, which includes both benefits paid in kind and compensation.

We estimate that the aggregate compensation for Vasta directors and officers for 2020 will be R$30.7 million.

Share Incentive Plan

In connection with the consummation of this offering, we intend to implement either a share option plan or a restricted share plan in which eligible participants will include certain members of our management, certain members of management of Cogna, our employees, and certain employees of Cogna and its subsidiaries that provide services to us. Beneficiaries under the share option plan or the restricted share plan, as the case may be, will be granted rights to buy shares based on certain criteria that shall be determined and disclosed prior to the commencement of this offering. The final eligibility of any beneficiary to participate in the share option plan or restricted share plan will be determined by our board of directors.

The maximum number shares that can be issued to beneficiaries under the restricted share plan may not exceed 3.0% of our share capital at any time.

Employment Agreements

We have entered into employment agreements with our executive officers and directors. The employment agreements provide for the compensation that our executive officers are entitled to receive, including certain equity grants, and contain termination notice periods of 36 months. We will have title to the intellectual property rights developed in connection with the executive officer’s employment, if any. There is a standard 12-24 month non-compete period following the end of employment in our agreement for all executive officers and directors who are eligible to participate in the restricted share plan we plan to implement in connection with this offering.

Directors’ and Officers’ Insurance

Prior to the consummation of this offering, we intend to contract civil liability insurance coverage for acts carried out by our directors and executive officers in the course of their duties.

Share Ownership

The shares and any outstanding beneficially owned by our directors and officers and/or entities affiliated with these individuals are disclosed in the section entitled “Principal Shareholder.”

PRINCIPAL SHAREHOLDER

The following table and accompanying footnotes presents information relating to the beneficial ownership of our Class A common shares and Class B common shares (1) immediately prior to the completion of this offering, (2) following the sale of Class A common shares in this offering, assuming no exercise of the underwriters’ option to purchase additional common shares, and (3) following the sale of Class A common shares in this offering, assuming the underwriters’ option to purchase additional common shares is exercised in full, by:

•	our principal shareholder, which we refer to as our parent company, will own 100% of our Class B common shares upon our corporate reorganization and prior to the completion of this offering;

•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding shares; and

•	all executive officers and directors as a group.

Other than our parent company, no person or group of affiliated persons is known by us to beneficially own 5% or more of our outstanding shares.

The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

The percentages of beneficial ownership in the table below are calculated based on the following numbers of shares outstanding:

•	immediately prior to the completion of this offering: Class A common shares and Class B common shares;

•

following the sale of Class A common shares in this offering, assuming no exercise of the underwriters’ option to purchase additional common shares:                Class A common shares and                Class B common shares; and

•

following the sale of Class A common shares in this offering, assuming exercise in full of the underwriters’ option to purchase additional Class A common shares:                Class A common shares and                Class B common shares.

The table below does not reflect any purchases of our Class A common shares in the offering from our existing shareholders.

Unless otherwise indicated below, the address for each beneficial owner is c/o Cogna Educação, Av. Paulista, 901, 5th Floor, Bela Vista, São Paulo, São Paulo, CEP: 01310-100.

Shareholders	Shares Beneficially Owned Prior to Offering				% of Total Voting Power Before Offering(1)	Shares to be Sold in Offering	Shares Beneficially Owned After Offering Without Exercise of Underwriters’ Option				% of Total Voting Power After Offering Without Exercise of Underwriters’ Option(1)	Shares Beneficially Owned After Offering with Full Exercise of Underwriters’ Option				% of Total Voting Power After Offering with Full Exercise of Underwriters’ Option(1)
	Class A		Class B				Class A		Class B			Class A		Class B
	Shares	%	Shares	%			Shares	%	Shares	%		Shares	%	Shares	%
5% Shareholders
Cogna(2)	—	—		100.0%	100.0%	—	—	—		100.0%					100.0%
Executive Officers and Directors
Rodrigo Calvo Galindo	—	—	—	—	—	—			—	—				—	—
Mário Ghio Junio	—	—	—	—	—	—			—	—				—	—
Jamil Saud Marques	—	—	—	—	—	—			—	—				—	—
Roberto Valério Neto	—	—	—	—	—	—			—	—				—	—
Andrés Cardó Soria	—	—	—	—	—	—			—	—				—	—
Ann Marie Williams	—	—	—	—	—	—			—	—				—	—
Francisco Henrique Passos Fernandes	—	—	—	—	—	—			—	—				—	—
Clovis Poggetti Junior	—	—	—	—	—	—			—	—				—	—
Guilherme Alves Mélega	—	—	—	—	—	—			—	—				—	—
All directors and executive officers as a group (9 persons)*	—	—	—	—	—	—			—	—				—	—

Total		100.0%		100.0%	100.0%			100.0%		100.0%	100.0%		100.0%		100.0%	100.0%

*	Represents beneficial ownership of less than 1% of our issued and outstanding common shares.
(1)

Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share. For more information about the voting rights of our Class A common shares and Class B common shares, see “Description of Share Capital.”

(2)	Held through Cogna’s wholly-owned subsidiary, EDE.

The holders of our Class A common shares and Class B common shares have identical rights, except that Cogna, as the sole holder of Class B common shares: (1) is entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share; (2) has certain conversion rights; and (3) is entitled to maintain a proportional ownership interest by purchasing additional Class B common shares in the event that additional Class A common shares are issued. For more information see “Description of Share Capital—Preemptive or Similar Rights” and “Description of Share Capital—Conversion.” Each Class B common share is convertible into one Class A common share.

RELATED PARTY TRANSACTIONS

The agreements described in this section, or forms of such agreements as they will be in effect at the time of this offering, are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto.

Private Debentures

On September 28, 2019, Cogna approved the capitalization of the 4th issuance and 5th issuance of private debentures originally issued by Saber in the amount of R$1.5 billion. On November 19, 2019, all rights and obligations related to debentures originally issued by Saber with third parties were transferred to Cogna, under the condition that we would assume the obligations in respect of R$1.5 billion of the outstanding amount of all such debentures in connection with the corporate reorganization. On December 31, 2019, in connection with our corporate reorganization, we incurred additional debt in the amount of R$1.5 billion upon the contribution to Vasta by Cogna of outstanding private debentures originally issued by Saber and owed to Cogna, pursuant to which we agreed until the maturity of such private debentures that: (1) we will allocate at least 50% of the use of proceeds from any liquidity event (including the proceeds from this offering) to repay such debentures; (2) we will not obtain any new loans unless the proceeds of any such loan are directed to repay our debentures with Cogna; and (3) we will not pledge shares and/or dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness” and “Risk Factors—Certain Factors Relating to Our Business and Industry—We have a significant amount of debt and may incur additional debt in the future. Our payment obligations under our debt may limit our available resources and the terms of debt instruments may limit our flexibility in operating our business.”

Indemnification Agreements

In connection with our corporate reorganization, on December 5, 2019, our subsidiary Somos Sistemas entered into an indemnification agreement with our parent company, Cogna, or the Cogna-Somos Indemnity Agreement, whereby the latter agreed to indemnify us for cash outflows related to contingencies that may arise due to events occurring prior to the corporate reorganization process that is being held by Cogna Group, for up to R$151.1 million, including for contingencies or lawsuits that may materialize after January 1, 2020 so long as the events for which such contingency arises occurred prior to January 1, 2020. See “Risk Factors—Certain Factors Relating to Our Business and Industry—We may not be sufficiently protected by our parent company against potential liabilities arising from past business practices related to Somos Sistemas that could materialize in the future.”

Cost Sharing Agreement

In connection with our corporate reorganization, on January 21, 2020, certain of our subsidiaries entered into a cost sharing agreement with our parent company and certain subsidiaries of our parent company, whereby they have agreed the terms and conditions for the sharing of back office, IT, administrative- and logistic-related expenses, among others, incurred by or for them. The criteria for determining our subsidiaries’ share of expenses will vary based on the type of expense shared. See “Risk Factors—Certain Factors Relating to Our Business and Industry—While our businesses are managed and financed independently from our parent company, we are party to a cost-sharing agreement for certain administrative expenses, and an increase in the amounts we pay to our parent company might be disproportional to the benefits we receive and could affect our performance. In addition, we share certain logistics-related expenses with our parent company, and the reimbursement to us by our parent company for such shared expenses may not be sufficient to meet our actual costs.”

Copyright License Agreements

On November 11, 2019, Somos Sistemas and EDE entered into a copyright license agreement whereby EDE agreed to grant a license, at no cost to Somos Sistemas, for commercial exploitation and use of copyrights related to the educational platform materials. This agreement is valid for three years.

On September 1, 2019, Somos Sistemas and Maxiprint entered into a copyright license agreement whereby Somos Sistemas agreed to grant a license, at no cost to Maxiprint, for commercial exploitation and use of copyrights related to the educational platform materials. This agreement is valid for five years.

See “Risk Factors—Certain Factors Relating to Our Business and Industry—Failure to protect or enforce our intellectual property and other proprietary rights could adversely affect our business and financial condition and results of operations.”

Trademark Assignment and License Agreements

On November 6, 2019, our subsidiary Somos Sistemas entered into a trademark license agreement (as amended on January 28, 2020) with one of the subsidiaries of our parent company for which Somos Sistemas has been granted at no cost the use rights related to the trademark “Pitágoras.” This agreement is valid for a period of 20 years, automatically and successively renewed for the same period.

On December 4, 2019, our subsidiary Somos Sistemas entered into eight trademark assignment agreements with subsidiaries of our parent company, or the Assignors, whereby certain trademarks, such as “Somos Educação,” “Editora Atica,” “Editora Scipione,” “Atual Editora,” “Par Plataforma Educacional,” “Sistema Maxi de Ensino,” “English Stars” and “Rede Cristã de Educação,” have been assigned and transferred by the Assignors to Somos Sistemas in accordance with the conditions set forth under the agreements.

On December 6, 2019, Somos Sistemas also entered into two trademark license agreement (as amended on January 28, 2020) by which the use rights related to certain trademarks have been granted at no cost to certain subsidiaries of our parent company. These agreements are valid for a period of 20 years, automatically and successively renewed for the same period.

Moreover, on December 6, 2019, Editora Ática S.A., or Editora Ática, a subsidiary of our parent company, entered into a sublicense trademark license agreement with Saraiva Educação S.A., a subsidiary of our parent company, whereby Editora Ática is authorized to use the trademark “Saraiva” at no cost. This sublicense trademark license agreement matures is valid for a period of 20 years, automatically and successively renewed for the same period.

See “Risk Factors—Certain Factors Relating to Our Business and Industry—Failure to protect or enforce our intellectual property and other proprietary rights could adversely affect our business and financial condition and results of operations.”

Shared Warehouses and Logistics Activities Agreement

We share certain costs related to the use of warehouses and other logistics activities with our parent company and certain other related party entities. In general, all our and our parent company and certain other related party entities’ printed teaching materials are stored in rented warehouse facilities operated by us and delivered by third party carriers. The rent and operation expenses related to the use of such warehouses are apportioned to each business based on the square meters occupied by each of the products of the respective companies that use these warehouses. See “Risk Factors—Certain Factors Relating to Our Business and Industry—While our businesses are managed and financed independently from our parent company, we are party to a cost-sharing agreement for certain administrative expenses, and an increase in the amounts we pay to our parent company might be disproportional to the benefits we receive and could affect our performance. In addition, we share certain logistics-related expenses with our parent company, and the reimbursement to us by our parent company for such shared expenses may not be sufficient to meet our actual costs.”

On January 2, 2020, we entered into an agreement whereby we are responsible for the costs related to the use and operation of these warehouses, and our parent company and the other related party entities who continue to use the warehouse will compensate us accordingly.

Lease and Sublease agreements

On December 5, 2019, our subsidiary Somos Sistemas entered into a commercial lease agreement with a subsidiary of our parent company, Editora Scipone S.A., for use of a property in the State of Pernambuco. Under this agreement, Somos Sistemas will make monthly payments of R$35,000.00, annually adjusted by the IGP-M rate, for a term of 60 months from the date that the agreement was entered into. This lease agreement contains terms and provisions typical of commercial lease agreements in Brazil and is governed by Law No. 8,245/91, or the Brazilian Lease Law.

On December 5, 2019, our subsidiary Somos Sistemas entered into a commercial lease agreement with a subsidiary of our parent company, Editora Ática S.A., for use of a property in the State of Bahia. Under this agreement, Somos Sistemas will make monthly payments of R$30,000.00, annually adjusted by the IGP-M rate, for a term of 60 months from the date that the agreement was entered into. This lease agreement contains terms and provisions typical of commercial lease agreements in Brazil and is governed by the Brazilian Lease Law.

On December 5, 2019, our subsidiary Somos Sistemas and a subsidiary of our parent company, Saber, entered into a commercial sublease agreement with a subsidiary of our parent company, Editora e Distribuidora Educacional S.A., for use of a property in the city of São Paulo, State of São Paulo. Under this agreement, Somos Sistemas will make monthly payments equivalent to 25.0% of the monthly payments and fees due in connection with the underlying lease (representing a total aggregate amount of R$389,972.91 in rental fees, R$322,451.25 in IPTU taxes and R$895,959.00 in condominium fees) and Saber will make monthly payments equivalent to 12.5% of the monthly payments and fees due in connection with the underlying lease (representing a total aggregate amount of R$194,986.46 in rental fees, R$161,225.62 in IPTU taxes and R$447,979.50 in condominium fees). This lease matures on June 30, 2026 and contains terms and provisions typical of commercial sublease agreements in Brazil and is governed by the Brazilian Lease Law.

On December 5, 2019, certain companies of our group, Editora Ática, SGE Comércio de Material Didático Ltda., or EGE, Somos Idiomas S.A., or Somos Idiomas, Saravia Educação S.A., or Saraiva, Livraria Livro Fácil Ltda., or Livro Fácil, and EDE, entered into a commercial sublease agreement with our subsidiary, Somos Sistemas, for use of a property in the city of São José dos Campos, State of São Paulo. Under this agreement, (1) Editora Ática, will make monthly payments equivalent to 39.84% of the monthly payments and fees due in connection with the underlying lease (representing a total aggregate amount of R$395,999.57 in rental fees and R$517,938.70 in IPTU taxes); (2) SGE, will make monthly payments equivalent to 1.43% of the monthly payments and fees due in connection with the underlying lease (representing a total aggregate amount of R$14,254.93 in rental fees and R$18,644.42 in IPTU taxes); (3) Somos Idiomas, will make monthly payments equivalent to 0.27% of the monthly payments and fees due in connection with the underlying lease (representing a total aggregate amount of R$2,705.95 in rental fees and R$3,539.19 in IPTU taxes); (4) Saraiva, will make monthly payments equivalent to 10.31% of the monthly payments and fees due in connection with the underlying lease (representing a total aggregate amount of R$102,496.65 in rental fees and R$134,058.18 in IPTU taxes); (5) Livro Fácil, will make monthly payments equivalent to 7.42% of the monthly payments and fees due in connection with the underlying lease (representing a total aggregate amount of R$73,730.39 in rental fees and R$96,434.00 in IPTU taxes); and (6) EDE, will make monthly payments equivalent to 3.91% of the monthly payments and fees due in connection with the underlying lease (representing a total aggregate amount of R$38,872.01 in rental fees and R$50,841.77 in IPTU taxes). This lease matures on September 30, 2025 and contains terms and provisions typical of commercial sublease agreements in Brazil and is governed by the Brazilian Lease Law.

Bank Credit Note (Cédula de Crédito Bancário)

On November 21, 2018, MindMakers, which became a subsidiary of the Company in February 2020, entered into a bank credit note (cédula de crédito bancário) in favor of Banco de Desenvolvimento de Minas Gerais S.A.—BDMG, for an aggregate amount of R$1,676,700.00 with a maturity date of November 15, 2026.

The payment of principal will be made in 72 installments, beginning on December 15, 2020, and ending on November 15, 2026. Interest will accrue at the long-term interest rate (taxa de juros de longo prazo—TJLP), plus 5% per annum, and will be paid on a monthly basis along with payments of principal. A personal lien to secure this bank credit note was granted by certain individuals, including Mr. Mario Ghio Junior, our chief executive officer and a member of our board of directors.

Loan Agreements

On March 5, 2020, our subsidiary Somos Sistemas entered into a loan agreement with Cogna, our parent company, by which Somos Sistemas borrowed from Cogna the aggregate amount of R$30.7 million, at an annual interest rate of the CDI plus 3.57%. This loan agreement will mature on July 31, 2020. As of March 31, 2020, the outstanding balance was R$30.7 million.

On February 13, 2020, our subsidiary Somos Sistemas entered into a loan agreement with Editora Ática, a subsidiary of our parent company, by which Somos Sistemas borrowed from Editora Ática the aggregate amount of R$15.0 million, at an annual interest rate of the CDI plus 3.57%. This loan agreement will mature on July 31, 2020. As of March 31, 2020, the outstanding balance was R$15.1 million.

On August 14, 2019, our subsidiary Somos Sistemas entered into a loan agreement with Somos Educação, a subsidiary of our parent company, by which Somos Sistemas borrowed from Somos Educação the aggregate amount of R$29.1 million, at an annual interest rate of the CDI plus 3.57%. This loan agreement will mature on July 31, 2020. As of March 31, 2020, the outstanding balance was R$30.0 million.

Director and Officer Indemnification agreements

We plan to enter into indemnification agreements with each of our directors and officers before the conclusion of this offering. Pursuant to these agreements, we intend to undertake to indemnify and hold harmless each director and officer to the full extent permitted by applicable law in the event of any claim made against him or her in any proceeding due to the fact that he or she is or was a director or officer of our company or served at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. In addition, we intend to undertake to cover all expenses actually and reasonably incurred by each director and officer in connection with any such proceeding, with certain limited exceptions. The indemnification shall extend to the beneficiary’s services as a director or officer prior to the date of the indemnification agreement as well as afterward. It shall continue after the beneficiary ceases to be a director or officer.

Employment agreements

Certain of our executive officers have entered into employment agreements, certain of which provide for notice of termination periods and include restrictive covenants. None of our directors have entered into service agreements. See “Management—Employment Agreements.”

DESCRIPTION OF SHARE CAPITAL

General

Vasta Platform Limited, the company whose Class A common shares are being offered in this prospectus, was incorporated on October 16, 2019, as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Our corporate purposes are unrestricted, and we have the authority to carry out any object not prohibited by any law as provided by Section 7(4) of Companies Law (as amended) of the Cayman Islands, or the Companies Law.

Our affairs are governed principally by: (1) Articles of Association; (2) the Companies Law; and (3) the common law of the Cayman Islands. As provided in our Articles of Association, subject to Cayman Islands law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges. Our registered office is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Our Articles of Association authorize the issuance of up to                Class A common shares and                  Class B common shares of our authorized share capital. As of the date of this prospectus,                  Class A common shares and                  Class B common shares of our authorized share capital were issued, fully paid and outstanding. Upon the completion of this offering, we will have                  Class A common shares and                  Class B common shares of our authorized share capital issued and outstanding, assuming the underwriters do not elect to exercise their option to purchase additional Class A common shares.

We intend to apply to list our Class A common shares, on the Nasdaq under the symbol “    .”

Initial settlement of our Class A common shares will take place on the closing date of this offering through The Depository Trust Company, or DTC, in accordance with its customary settlement procedures for equity securities. Each person owning Class A common shares held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the Class A common shares. Persons wishing to obtain certificates for their Class A common shares must make arrangements with DTC.

The following is a summary of the material provisions of our authorized share capital and our Articles of Association.

Share Capital

The Memorandum and Articles of Association authorize two classes of common shares: Class A common shares, which are entitled to one vote per share, and Class B common shares, which are entitled to 10 votes per share and to maintain a proportional ownership interest in the event that additional Class A common shares are issued. Any holder of Class B common shares may convert his or her shares at any time into Class A common shares on a share-for-share basis. The rights of the two classes of common shares are otherwise identical, except as described below. The implementation of this dual class structure was required by Cogna, our principal shareholder, as a condition of undertaking an initial public offering of our common shares. See “—Anti-Takeover Provisions in our Articles of Association—Two Classes of Shares.”

At the date of this prospectus, Vasta’s total authorized share capital was US$            , divided into              shares with par value of US$0.00005 each, of which:

•	shares are designated as Class A common shares; and

•	shares are designated as Class B common shares.

The remaining authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions.

Following this offering, Vasta will have a total issued share capital of US$            , divided into              common shares. Those common shares will be divided into                  Class A common shares and                  Class B common shares (assuming no exercise of the underwriters’ option to purchase additional common shares); or                  Class A common shares and Class B common shares (assuming full exercise of the underwriters’ option to purchase additional shares). See “Capitalization” and “Dilution.”

Treasury Stock

At the date of this prospectus, Vasta has no shares in treasury.

Issuance of Shares

Except as expressly provided in Vasta’s Articles of Association, Vasta’s board of directors has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in the company’s capital without the approval of our shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Companies Law. In accordance with its Articles of Association, Vasta shall not issue bearer shares.

Vasta’s Articles of Association provide that at any time that there are Class A common shares in issue, additional Class B common shares may only be issued pursuant to (1) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits, (2) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration, or (3) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to purchase a number of Class B common shares that would allow them to maintain their proportional ownership interests in Vasta (following an offer by Vasta to each holder of Class B common shares to issue to such holder, upon the same economic terms and at the same price, such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in Vasta pursuant to Vasta’s Articles of Association). In light of: (a) the above provisions; (b) the fact that future transfers by holders of Class B common shares will generally result in those shares converting to Class A common shares, subject to limited exceptions as provided in the Articles of Association; and (c) the ten-to-one voting ratio between our Class B common shares and Class A common shares, means that holders of our Class B common shares will in many situations continue to maintain control of all matters requiring shareholder approval. This concentration of ownership and voting power will limit or preclude your ability to influence corporate matters for the foreseeable future. For more information see “—Preemptive or Similar Rights.”

Vasta’s Articles of Association also provide that the issuance of non-voting common shares requires the affirmative vote of a majority of the of then-outstanding Class A common shares.

Fiscal Year

Vasta’s fiscal year begins on January 1 of each year and ends on December 31 of the same year.

Voting Rights

The holders of the Class A common shares and Class B common shares have identical rights, except that (1) the holder of Class B common shares is entitled to 10 votes per share, whereas holders of Class A common shares are entitled to one vote per share, (2) Class B common shares have certain conversion rights and (3) the holder of Class B common shares is entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued. For more information see “—Preemptive or Similar Rights” and “—Conversion.” The holders of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law.

Vasta’s Articles of Association provide as follows regarding the respective rights of holders of Class A common shares and Class B common shares:

(1)    Class consents from the holders of Class A common shares or Class B common shares, as applicable, shall be required for any variation to the rights attached to their respective class of shares, however, the Directors may treat any two or more classes of shares as forming one class if they consider that all such classes would be affected in the same way by the proposal;

(2)    the rights conferred on holders of Class A common shares shall not be deemed to be varied by the creation or issue of further Class B common shares and vice versa; and

(3)    the rights attaching to the Class A common shares and the Class B common shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.

As set forth in the Articles of Association, the holders of Class A common shares and Class B common shares, respectively, do not have the right to vote separately if the number of authorized shares of such class is increased or decreased. Rather, the number of authorized Class A common shares and Class B common shares may be increased or decreased (but not below the number of shares of such class then outstanding) by the affirmative vote of the holders of a majority of the voting power of the issued and outstanding Class A common shares and Class B common shares, voting together in a general meeting.

Preemptive or Similar Rights

The Class A common shares and Class B common shares are not entitled to preemptive rights upon transfer and are not subject to conversion (except as described below under “—Conversion”), redemption or sinking fund provisions.

The Class B common shares are entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued. As such, except for certain exceptions, including the issuance of Class A common shares in furtherance of this offering, if Vasta issues Class A common shares, it must first make an offer to each holder of Class B common shares to issue to such holder on the same economic terms such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in Vasta. This right to maintain a proportional ownership interest may be waived by a majority of the holders of Class B common shares.

Conversion

The outstanding Class B common shares are convertible at any time as follows: (1) at the option of the holder, a Class B common share may be converted at any time into one Class A common share or (2) upon the election of the holders of a majority of the then outstanding Class B common shares, all outstanding Class B common shares may be converted into a like number of Class A common shares. In addition, each Class B common share will convert automatically into one Class A common share upon any transfer, whether or not for value, except for certain transfers described in the Articles of Association, including transfers to affiliates, transfers to and between Cogna, transfers to subsidiaries of Cogna, transfers to trusts solely for the benefit of

Cogna or its affiliates, and partnerships, corporations and other entities exclusively owned by Cogna or its affiliates and certain transfers to organizations that are exempt from taxation under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. Furthermore, each Class B common share will convert automatically into one Class A common share and no Class B common shares will be issued thereafter if, at any time, the total number of the issued and outstanding Class B common shares is less than 10% of the total number of shares outstanding.

No class of Vasta’s common shares may be subdivided or combined unless the other class of common shares is concurrently subdivided or combined in the same proportion and in the same manner.

Equal Status

Except as expressly provided in Vasta’s Articles of Association, Class A common shares and Class B common shares have the same rights and privileges and rank equally, share proportionally and are identical in all respects as to all matters. In the event of any merger, consolidation, scheme, arrangement or other business combination requiring the approval of our shareholders entitled to vote thereon (whether or not Vasta is the surviving entity), the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares. In the event of any (1) tender or exchange offer to acquire any Class A common shares or Class B common shares by any third-party pursuant to an agreement to which Vasta is a party, or (2) any tender or exchange offer by Vasta to acquire any Class A common shares or Class B common shares, the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares.

Record Dates

For the purpose of determining shareholders entitled to notice of, or to vote at any general meeting of shareholders or any adjournment thereof, or shareholders entitled to receive dividend or other distribution payments, or in order to make a determination of shareholders for any other purpose, Vasta’s board of directors may set a record date which shall not exceed forty (40) clear days prior to the date where the determination will be made.

General Meetings of Shareholders

As a condition of admission to a shareholders’ meeting, a shareholder must be duly registered as a shareholder of Vasta at the applicable record date for that meeting and, in order to vote, all calls or installments then payable by such shareholder to Vasta in respect of the shares that such shareholder holds must have been paid.

Subject to any special rights or restrictions as to voting then attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative not being himself or herself a shareholder entitled to vote) shall have one vote per Class A common share and 10 votes per Class B common share.

As a Cayman Islands exempted company, Vasta is not obliged by the Companies Law to call annual general meetings; however, the Articles of Association provide that in each year the company will hold an annual general meeting of shareholders, at a time determined by the board of directors, provided that the board of directors of Vasta has the discretion whether or not to hold an annual general meeting in 2020. For the annual general meeting of shareholders, the agenda will include, among other things, the presentation of the annual accounts and the report of the directors. In addition, the agenda for an annual general meeting of shareholders will only include such items as have been included therein by the board of directors.

Also, Vasta may, but is not required to (unless required by the laws of the Cayman Islands), hold other extraordinary general meetings during the year. General meetings of shareholders are generally expected to take place in São Paulo, Brazil, but may be held elsewhere if the directors so decide.

The Companies Law provides shareholders a limited right to request a general meeting and does not provide shareholders with any right to put any proposal before a general meeting in default of a company’s Articles of Association. However, these rights may be provided in a company’s Articles of Association. Vasta’s Articles of Association provide that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Subject to regulatory requirements, the annual general meeting and any extraordinary general meetings must be called by not less than ten (10) clear days’ notice prior to the relevant shareholders meeting and convened by a notice, as discussed below. Alternatively, upon the prior consent of all holders entitled to receive notice, with regards to the annual general meeting, and the holders of 95% in par value of the shares entitled to attend and vote at an extraordinary general meeting, that meeting may be convened by a shorter notice and in a manner deemed appropriate by those holders.

Vasta will give notice of each general meeting of shareholders by publication on its website and in any other manner that it may be required to follow in order to comply with Cayman Islands law, Nasdaq and SEC requirements. The holders of registered shares may be given notice of a shareholders’ meeting by means of letters sent to the addresses of those shareholders as registered in our shareholders’ register, or, subject to certain statutory requirements, by electronic means.

Holders whose shares are registered in the name of DTC or its nominee, which we expect will be the case for all holders of Class A common shares, will not be a shareholder or member of the company and must rely on the procedures of DTC regarding notice of shareholders’ meetings and the exercise of rights of a holder of the Class A common shares.

A quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one-third of the aggregate voting power of all shares in issue and entitled to vote upon the business to be transacted.

A resolution put to a vote at a general meeting shall be decided on a poll. An ordinary resolution to be passed by the shareholders at a general meeting requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote, present in person or by proxy and voting at the meeting. A special resolution requires the affirmative vote on a poll of no less than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our Company, as permitted by the Companies Law and our Articles of Association.

Pursuant to Vasta’s Articles of Association, general meetings of shareholders are to be chaired by the chairman of our board of directors or in his absence the vice-chairman of the board of directors. If both the chairman and vice-chairman of our board of directors are absent, the directors present at the meeting shall appoint one of them to be chairman of the general meeting. If neither the chairman nor another director is present at the general meeting within 15 minutes after the time appointed for holding the meeting, the shareholders present in person or by proxy and entitled to vote may elect any one of the shareholders to be chairman. The order of business at each meeting shall be determined by the chairman of the meeting, and he or she shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Company, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the polls.

Liquidation Rights

If Vasta is voluntarily wound up, the liquidator, after taking into account and giving effect to the rights of preferred and secured creditors and to any agreement between Vasta and any creditors that the claims of such creditors shall be subordinated or otherwise deferred to the claims of any other creditors and to any contractual rights of set-off or netting of claims between Vasta and any person or persons (including without limitation any bilateral or any multi-lateral set-off or netting arrangements between the company and any person or persons) and subject to any agreement between Vasta and any person or persons to waive or limit the same, shall apply Vasta’s property in satisfaction of its liabilities pari passu and subject thereto shall distribute the property amongst the shareholders according to their rights and interests in Vasta.

Changes to Capital

Pursuant to the Articles of Association, Vasta may from time to time by ordinary resolution:

•	increase its share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;

•	consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

•	convert all or any of its paid-up shares into stock and reconvert that stock into paid up shares of any denomination;

•

subdivide its existing shares or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Vasta’s shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by the Company for an order confirming such reduction, reduce its share capital or any capital redemption reserve in any manner permitted by law.

In addition, subject to the provisions of the Companies Law and our Articles of Association, Vasta may:

•	issue shares on terms that they are to be redeemed or are liable to be redeemed;

•	purchase its own shares (including any redeemable shares); and

•	make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Law, including out of its own capital.

Transfer of Shares

Subject to any applicable restrictions set forth in the Articles of Association, any shareholder of Vasta may transfer all or any of his or her common shares by an instrument of transfer in the usual or common form or in the form prescribed by the Nasdaq or any other form approved by the Company’s board of directors.

The Class A common shares sold in this offering will be traded on the Nasdaq in book-entry form and may be transferred in accordance with Vasta’s Articles of Association and the Nasdaq’s rules and regulations.

However, Vasta’s board of directors may, in its absolute discretion, decline to register any transfer of any common share which is either not fully paid up to a person of whom it does not approve or is issued under any share incentive scheme for employees which contains a transfer restriction that is still applicable to such common share. The board of directors may also decline to register any transfer of any common share unless:

•	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as the board of directors may from time to time require is paid to Vasta in respect thereof;

•

the instrument of transfer is lodged with Vasta, accompanied by the certificate (if any) for the common shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	the common shares transferred are free of any lien in favor of Vasta; and

•	in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

If the directors refuse to register a transfer they are required, within two months after the date on which the instrument of transfer was lodged, to send to the transferee notice of such refusal.

Share Repurchase

The Companies Law and the Articles of Association permit Vasta to purchase its own shares, subject to certain restrictions. The board of directors may only exercise this power on behalf of Vasta, subject to the Companies Law, the Articles of Association and to any applicable requirements imposed from time to time by the SEC, the Nasdaq, or by any recognized stock exchange on which our securities are listed.

Dividends and Capitalization of Profits

We have not adopted a dividend policy with respect to payments of any future dividends by Vasta. Subject to the Companies Law, Vasta’s shareholders may, by resolution passed by a simple majority of the voting rights entitled to vote at a general meeting, declare dividends (including interim dividends) to be paid to shareholders but no dividend shall be declared in excess of the amount recommended by the board of directors. The board of directors may also declare dividends. Dividends may be declared and paid out of funds lawfully available to Vasta. Except as otherwise provided by the rights attached to shares and the Articles of Association of Vasta, all dividends shall be paid in proportion to the number of Class A common shares or Class B common shares a shareholder holds at the date the dividend is declared (or such other date as may be set as a record date); but, (1) if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly, and (2) where we have shares in issue which are not fully paid up (as to par value) we may pay dividends in proportion to the amounts paid up on each share.

The holders of Class A common shares and Class B common shares shall be entitled to share equally in any dividends that may be declared in respect of Vasta’s common shares from time to time. In the event that a dividend is paid in the form of Class A common shares or Class B common shares, or rights to acquire Class A common shares or Class B common shares, (1) the holders of Class A common shares shall receive Class A common shares, or rights to acquire Class A common shares, as the case may be; and (2) the holders of Class B common shares shall receive Class B common shares, or rights to acquire Class B common shares, as the case may be.

Appointment, Disqualification and Removal of Directors

Vasta is managed by its board of directors. The Articles of Association provide that, unless otherwise determined by a special resolution of shareholders, the board of directors will be composed of four (4) to eleven

(11) directors, with the number being determined by a majority of the directors then in office. There are no provisions relating to retirement of directors upon reaching any age limit. The Articles of Association also provide that, while Vasta’s shares are admitted to trading on the Nasdaq, the board of directors must always comply with the residency and citizenship requirements of the U.S. securities laws applicable to foreign private issuers.

The Articles of Association provide that directors shall be elected by an ordinary resolution of our shareholders, which requires the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present, in person or by proxy, at the meeting. Each director shall be appointed and elected for such term as the resolution appointing him or her may determine or until his or her death, resignation or removal.

By the listing date of this offering, the directors will be Rodrigo Calvo Galindo, Mário Ghio Junior, Jamil Saud Marques, Roberto Valério Neto, Ann Marie Williams, Andrés Cardó Soria and Francisco Henrique Passos Fernandes. Andrés Cardó Soria and Francisco Henrique Passos Fernandes are “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the Nasdaq. We intend to appoint one additional independent director within one year following the offering.

Any vacancies on the board of directors that arise other than upon the removal of a director by resolution passed at a general meeting can be filled by the remaining directors (notwithstanding that they may constitute less than a quorum). Any such appointment shall be as an interim director to fill such vacancy until the next annual general meeting of shareholders.

Additions to the existing board (within the limits set pursuant to the Articles of Association) may be made by ordinary resolution of the shareholders.

Upon the completion of the offering, the board of directors will have in place an audit committee. See “Management—Audit Committee.”

Grounds for Removing a Director

A director may be removed with or without cause by ordinary resolution. The notice of general meeting must contain a statement of the intention to remove the director and must be served on the director not less than ten calendar days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

The office of a director will be vacated automatically if he or she (1) becomes prohibited by law from being a director, (2) becomes bankrupt or makes an arrangement or composition with his creditors, (3) dies or is, in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director, (4) resigns his office by notice to us or (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his or her office be vacated.

Proceedings of the Board of Directors

The Articles of Association provide that Vasta’s business is to be managed and conducted by the board of directors. The quorum necessary for the board meeting shall be a simple majority of the directors then in office (subject to there being a minimum of two directors present) and business at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a casting vote.

Subject to the provisions of the Articles of Association, the board of directors may regulate its proceedings as they determine is appropriate. Board meetings shall be held at least once every calendar quarter and shall take place either in São Paulo, Brazil or at such other place as the directors may determine.

Subject to the provisions of the Articles of Association, to any directions given by ordinary resolution of the shareholders and the listing rules of the Nasdaq, the board of directors may from time to time at its discretion exercise all powers of Vasta, including, subject to the Companies Law, the power to issue debentures, bonds and other securities of the company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Inspection of Books and Records

Holders of Vasta shares will have no general right under Cayman Islands law to inspect or obtain copies of the list of shareholders or corporate records of the Company. However, the board of directors may determine from time to time whether and to what extent Vasta’s accounting records and books shall be open to inspection by shareholders who are not members of the board of directors. Notwithstanding the above, the Articles of Association provide shareholders with the right to receive annual financial statements. Such right to receive annual financial statements may be satisfied by publishing the same on the company’s website or filing such annual reports as we are required to file with the SEC.

Register of Shareholders

The Class A common shares offered in this offering will be held through DTC, and DTC or Cede & Co., as nominee for DTC, will be recorded in the shareholders’ register as the holder of our Class A common shares.

Under Cayman Islands law, Vasta must keep a register of shareholders that includes:

•	the names and addresses of the shareholders, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of shareholders of Vasta is prima facie evidence of the matters set out therein (i.e., the register of shareholders will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of shareholders is deemed as a matter of Cayman Islands law to have prima facie legal title to the shares as set against his or her name in the register of shareholders. Upon the completion of this offering, the register of shareholders will be immediately updated to record and give effect to the issuance of new Class A common shares in this offering. Once the register of shareholders has been updated, the shareholders recorded in the register of shareholders should be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from the register of shareholders, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of Vasta, the person or member aggrieved (or any shareholder of Vasta, or Vasta itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Exempted Company

Vasta is an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of shareholders is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Upon the closing of this offering, Vasta will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this prospectus, Vasta currently intends to comply with the Nasdaq rules in lieu of following home country practice after the closing of this offering.

Anti-Takeover Provisions in our Articles of Association

Some provisions of the Articles of Association may discourage, delay or prevent a change in control of Vasta or management that shareholders may consider favorable. In particular, the capital structure of Vasta concentrates ownership of voting rights in the hands of Cogna. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Vasta to first negotiate with the board of directors. However, these provisions could also have the effect of discouraging others from attempting hostile takeovers and, consequently, they may also inhibit temporary fluctuations in the market price of the Class A common shares that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the management of Vasta. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interests.

Two Classes of Common Shares

The Class B common shares of Vasta are entitled to 10 votes per share, while the Class A common shares are entitled to one vote per share. Since it owns of all of the Class B common shares of Vasta, Cogna currently has the ability to elect all directors and to determine the outcome of most matters submitted for a vote of shareholders. This concentrated voting control could discourage others from initiating any potential merger, takeover, or other change of control transaction that other shareholders may view as beneficial.

So long as Cogna has the ability to determine the outcome of most matters submitted to a vote of shareholders as well as the overall management and direction of Vasta, third parties may be deterred in their willingness to make an unsolicited merger, takeover, or other change of control proposal, or to engage in a proxy contest for the election of directors. As a result, the fact that Vasta has two classes of common shares may have the effect of depriving you as a holder of Class A common shares of an opportunity to sell your Class A common shares at a premium over prevailing market prices and make it more difficult to replace the directors and management of Vasta.

Preferred Shares

Vasta’s board of directors is given wide powers to issue one or more classes or series of shares with preferred rights. Such preferences may include, for example, dividend rights, conversion rights, redemption privileges, enhanced voting powers and liquidation preferences.

Despite the anti-takeover provisions described above, under Cayman Islands law, Vasta’s board of directors may only exercise the rights and powers granted to them under the Articles of Association, for what they believe in good faith to be in the best interests of Vasta.

Protection of Non-Controlling Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of the shares of Vasta in issue, appoint an inspector to examine the Company’s affairs and report thereon in a manner as the Grand Court shall direct.

Subject to the provisions of the Companies Law, any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that this winding up is just and equitable.

Notwithstanding the U.S. securities laws and regulations that are applicable to Vasta, general corporate claims against Vasta by its shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by Vasta’s Articles of Association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents, which permit a minority shareholder to commence a representative action against Vasta, or derivative actions in Vasta’s name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority and the wrongdoers themselves control Vasta, and (3) an irregularity in the passing of a resolution that requires a qualified (or special) majority.

Registration Rights and Restricted Shares

Although no shareholders of Vasta have formal registration rights, they or entities controlled by them or their permitted transferees will, subject to the lock-up agreements described below, be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. Vasta and our executive officers and directors who will hold shares upon completion of this offering have agreed to lock-up agreements that restrict us and them, subject to specified exceptions, from selling or otherwise disposing of any shares for a period of 180 days after the date of this prospectus without the prior consent of                . However, the                may, in its sole discretion and without notice, release all or any portion of the shares from the restrictions in any of the lock-up agreements described above. In addition, these lock-up agreements are subject to the exceptions described in “Common Shares Eligible for Future Sale,” including the right for Vasta to issue new shares if we carry out an acquisition or enter into a merger, joint venture or strategic participation.

Principal Differences between Cayman Islands and U.S. Corporate Law

The Companies Law was modelled originally after similar laws in England and Wales but does not follow subsequent statutory enactments in England and Wales. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to Vasta and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies.

For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be approved by the directors of each constituent company and filed with the Registrar of Companies together with a declaration as to: (1) the solvency of the consolidated or surviving company, (2) the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the constituent companies; (3) no petition or other similar proceeding has been filed and remains outstanding and no order or resolution to wind up the company in any jurisdiction, (4) no receiver, trustee, administrator or similar person has been appointed in any jurisdiction and is acting in respect of the constituent company, its affairs or property, (5) no scheme, order, compromise or similar arrangement has been entered into or made in any jurisdiction with creditors; (6) a list of the assets and liabilities of each constituent company; (7) the non-surviving constituent company has retired from any fiduciary office held or will do so; (8) that the constituent company has complied with any requirements under the regulatory laws, where relevant; and (9) an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette.

Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, may be determined by the Cayman Islands’ court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	Vasta is not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

When a takeover offer is made and accepted by holders of 90.0% in value of the shares affected within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which might otherwise ordinarily be available to dissenting shareholders of U.S. corporations and allow such dissenting shareholders to receive payment in cash for the judicially determined value of their shares.

Shareholders’ Suits

Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar. However, a class action suit could nonetheless be brought in a U.S. court pursuant to an alleged violation of U.S. securities laws and regulations.

In principle, Vasta itself would normally be the proper plaintiff and as a general rule, whilst a derivative action may be initiated by a minority shareholder on behalf of Vasta in a Cayman Islands court, such shareholder will not be able to continue those proceedings without the permission of a Grand Court judge, who will only allow the action to continue if the shareholder can demonstrate that Vasta has a good case against the Defendant, and that it is proper for the shareholder to continue the action rather than the Company’s board of directors. Examples of circumstances in which derivative actions would be permitted to continue are where:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Corporate Governance

Cayman Islands law restricts transactions between a company and its directors unless there are provisions in the Articles of Association which provide a mechanism to alleviate possible conflicts of interest. Additionally, Cayman Islands law imposes on directors’ duties of care and skill and fiduciary duties to the companies which they serve. Under Vasta’s Articles of Association, a director must disclose the nature and extent of his interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, the interested director may vote in respect of any transaction or arrangement in which he or she is interested. The interested director shall be counted in the quorum at such meeting and the resolution may be passed by a majority of the directors present at the meeting.

Subject to the foregoing and our Articles of Association, our directors may exercise all the powers of Vasta to vote compensation to themselves or any member of their body in the absence of an independent quorum. Our Articles of Association provide that, in the event a Compensation Committee is established, it shall be made up of such number of independent directors as is required from time to time by the Nasdaq rules (or as otherwise may be required by law). We currently have no intention to establish a Compensation Committee.

As a foreign private issuer, we are permitted to follow home country practice in lieu of certain Nasdaq corporate governance rules, subject to certain requirements. We currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:

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Nasdaq Rule 5605(b), which requires that independent directors comprise a majority of a company’s board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our board of directors.

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Nasdaq Rule 5605(e)(1), which requires that a company have a nomination committee comprised solely of “independent directors” as defined by Nasdaq. As allowed by the laws of the Cayman Islands, we do not have a nomination committee, nor do we have any current intention to establish one.

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Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee or remuneration committee nor do we have any current intention to establish either.

Borrowing Powers

Vasta’s directors may exercise all the powers of Vasta to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of Vasta or of any third party. Such powers may be varied by a special resolution of shareholders (requiring a two-thirds majority vote).

Indemnification of Directors and Executive Officers and Limitation of Liability

The Companies Law does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Vasta’s Articles of Association provide that we shall indemnify and hold harmless our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil, criminal or other proceedings concerning Vasta or our affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Vasta’s directors, officers or persons controlling the Company under the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors owe fiduciary duties to their companies to act bona fide in what they consider to be the best interests of the company, to exercise their powers for the purposes for which they are conferred and not to place themselves in a position where there is a conflict between their personal interests and their duty to the company. Accordingly, a director owes a company a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. However, this obligation may be varied by the company’s articles of association, which may permit a director to vote on a matter in which he has a personal interest provided that he has disclosed that nature of his interest to the board of directors. Vasta’s Articles of Association provides that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

A director of a Cayman Islands company also owes to the company duties to exercise independent judgment in carrying out his functions and to exercise reasonable skill, care and diligence, which has both objective and subjective elements. Recent Cayman Islands case law confirmed that directors must exercise the care, skill and diligence that would be exercised by a reasonably diligent person having the general knowledge, skill and experience reasonably to be expected of a person acting as a director. Additionally, a director must exercise the knowledge, skill and experience which he or she actually possesses.

A general notice may be given to the board of directors to the effect that (1) the director is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or (2) he or she is to be regarded as interested in any contract or arrangement which may after the date of the notice to the board of directors be made with a specified person who is connected with him or her, will be deemed sufficient declaration of interest. This notice shall specify the nature of the interest in question. Following the disclosure being made pursuant to Vasta’s Articles of Association and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, a director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

In comparison, under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Vasta’s Articles of Association provide that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, Vasta’s Articles of Association do not provide for cumulative voting. As a result, the shareholders of Vasta are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

The office of a director shall be vacated automatically if, among other things, he or she (1) becomes prohibited by law from being a director, (2) becomes bankrupt or makes an arrangement or composition with his creditors, (3) dies or is, in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director (4) resigns his office by notice to us or (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his/her office be vacated.

Transaction with Interested Shareholders

The Delaware General Corporation Law provides that; unless the corporation has specifically elected not to be governed by this statute, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that this person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, Vasta cannot avail itself of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that the board of directors owe duties to ensure that these transactions are entered into bona fide in the best interests of the company and for a proper corporate purpose and, as noted above, a transaction may be subject to challenge if it has the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. If the dissolution is initiated by the board of directors, it may be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company resolves by ordinary resolution that it be wound up because it is unable to pay its debts as they fall due. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Law, Vasta may be dissolved, liquidated or wound up by a special resolution of shareholders (requiring a two-thirds majority vote). Vasta’s Articles of Association also give its board of directors the authority to petition the Cayman Islands Court to wind up Vasta.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. Under Vasta’s Articles of Association, if the share capital is divided into more than one class of shares, the rights attached to any class may only be varied with the written consent of the holders of two-thirds of the shares of that class or the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Also, except with respect to share capital (as described above), alterations to Vasta’s Articles of Association may only be made by special resolution of shareholders (requiring a two-thirds majority vote).

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under Cayman Islands law, Vasta’s Articles of Association generally (and save for certain amendments to share capital described in this section) may only be amended by special resolution of shareholders (requiring a two-thirds majority vote).

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by Vasta’s Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on Vasta’s shares. In addition, there are no provisions in the Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Cayman Islands Data Protection

We have certain duties under the Data Protection Law, 2017 of the Cayman Islands, or the DPL, based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts our shareholders on notice that through your investment in us you will provide us with certain personal information which constitutes personal data within the meaning of the DPL, or personal data.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPL, and will apply appropriate technical and organisational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPL, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPL or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in us, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPL.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

CLASS A COMMON SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common shares. Future sales of substantial amounts of Class A common shares, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our Class A common shares or impair our ability to raise equity capital.

Upon the completion of this offering, we will have an aggregate of                Class A common shares outstanding. Of these shares, the Class A common shares sold in this offering by us will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” as that term is defined under Rule 144 of the Securities Act, who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below. The remaining Class A common shares, representing                of our outstanding shares will be held by our existing shareholders. These shares will be “restricted securities” as that phrase is defined in Rule 144 under the Securities Act. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market pursuant to an effective registration statement under the Securities Act or if they qualify for an exemption from registration under Rule 144. Sales of these shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions. As a result of lock-up agreements and market standoff agreements described below, and the provisions of Rules 144 and 701 under the Securities Act, the restricted securities will be available for sale in the public market.

Sales of these shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Lock-up Agreements

We, our directors, executive officers and Cogna, our sole shareholder, have agreed, subject to certain exceptions, not to sell or transfer any Class A common shares or securities convertible into, exchangeable for, exercisable for, or repayable with Class A common shares, for 180 days after the date of this prospectus without first obtaining the written consent of                . See “Underwriting.”

Eligibility of restricted shares for sale in the public market

The Class A common shares that are not being sold in this offering, but which will be outstanding at the time this offering is complete, will be eligible for sale into the public market, under the provisions of Rule 144 commencing after the expiration of the restrictions under the lock-up agreements, subject to volume restrictions discussed below under “—Rule 144.”

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common shares or the average weekly trading volume of our Class A common shares on the during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

TAXATION

The following summary contains a description of material Cayman Islands and U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A common shares. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the Class A common shares, is not applicable to all categories of investors, some of which may be subject to special rules, and does not address all of the Cayman Islands and U.S. federal income tax considerations applicable to any particular holder. The summary is based upon the tax laws of the Cayman Islands and the United States and regulations thereunder as of the date hereof, which are subject to change.

Prospective purchasers of our Class A common shares should consult their own tax advisors about the particular Cayman Islands and U.S. federal, state, local and other tax consequences to them of the acquisition, ownership and disposition of our Class A common shares.

Cayman Islands Tax Considerations

The Cayman Islands laws currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of Class A common shares. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

As a Cayman Islands exempted company with limited liability, we are entitled, upon application, to receive an undertaking as to tax concessions pursuant to Section 6 of the Tax Concessions Law (2018 Revision). This undertaking would provide that, for a period of 20 years from the date of issue of the undertaking, no law thereafter enacted in the Cayman Islands imposing any taxes to be levied on profits, income, gains or appreciation will apply to us or our operations.

Payments of dividends and capital in respect of our Class A common shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A common shares, nor will gains derived from the disposal of our Class A common shares be subject to Cayman Islands income or corporation tax.

There is no income tax treaty or convention currently in effect between the United States and the Cayman Islands.

U.S. Federal Income Tax Considerations

In the opinion of Davis Polk & Wardwell LLP, the following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A common shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities.

This summary applies only to U.S. Holders (as defined below) that hold our Class A common shares as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), known as the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	real estate investment trusts or regulated investment companies;

•	dealers or traders in securities that use a mark-to-market method of tax accounting;

•

persons holding Class A common shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction, or persons entering into a constructive sale with respect to the Class A common shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	persons that own or are deemed to own ten percent or more of our stock, by vote or value; or

•	persons holding our Class A common shares in connection with a trade or business conducted outside of the United States.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our Class A common shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our Class A common shares and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of the Class A common shares.

This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of our Class A common shares and is:

•	an individual that is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our Class A common shares in their particular circumstances.

Except where noted, this discussion assumes that we are not, and will not become, a passive foreign investment company (a “PFIC”), as described below.

Taxation of Distributions

As discussed above under “Dividends and Dividend Policy,” we may not pay dividends. In the event that we do pay dividends, and subject to the discussion below under “—Passive Foreign Investment Company Rules,” distributions paid on our Class A common shares, other than certain pro rata distributions of common shares, will be treated as dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains, so long as our Class A common shares are listed and traded on the Nasdaq or are readily tradable on another established securities market in the United States. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances.

The amount of any dividend will generally be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend.

Sale or Other Disposition of Class A Common Shares

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” for U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of our Class A common shares will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the Class A common shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the Class A common shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company Rules

A non-U.S. corporation will be a PFIC for any taxable year in which either (1) 75% or more of its gross income consists of “passive income,” or (2) 50% or more of the average quarterly value of its assets consist of assets that produce, or are held for the production of, “passive income.” For this purpose, subject to certain exceptions, passive income includes interest, dividends, rents and gains from transactions in commodities. A non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock.

We do not believe we were a PFIC for our 2019 taxable year, and based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets, we do not expect to be a PFIC for our current taxable year or to become one in the foreseeable future. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any year during which a U.S. Holder holds our Class A common shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.

If we were a PFIC for any taxable year during which a U.S. Holder held our Class A common shares (assuming such U.S. Holder has not made a timely election described below), gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the Class A common shares would be allocated ratably over the U.S. Holder’s holding period for the Class A common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder on its Class A common shares exceeds 125% of the average of the annual distributions on the Class A common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. If we are a PFIC in any year, certain elections may be available that would result in alternative tax consequences (such as mark-to-market treatment) of owning and disposing of the Class A common shares. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns Class A common shares during any year in which we are a PFIC, the holder generally must file an annual report containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with the holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisors concerning our potential PFIC status and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (1) the U.S. Holder is a corporation or other exempt recipient or (2) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Information with Respect to Foreign Financial Assets

Certain U.S. Holders may be required to report information on their U.S. federal income tax returns relating to an interest in our Class A common shares, subject to certain exceptions (including an exception for Class A common shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of this requirement on their ownership and disposition of the Class A common shares.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement dated                    , 2020 with respect to the Class A common shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, BofA Securities, Inc., Morgan Stanley & Co. LLC and Itau BBA USA Securities, Inc. are the representatives of the underwriters.

Underwriter	Number of Class A Common Shares
Goldman Sachs & Co. LLC
BofA Securities, Inc.
Morgan Stanley & Co. LLC
Itau BBA USA Securities, Inc.
UBS Securities LLC
Banco Bradesco BBI S.A.(1)
Total

(1)

Bradesco Securities Inc. will act as agent of Banco Bradesco BBI S.A. for sales of the Class A common shares in the United States of America. Banco Bradesco BBI S.A. is not a broker-dealer registered with the SEC, and therefore may not make sales of any shares in the United States to U.S. persons. Banco Bradesco BBI S.A. and Bradesco Securities Inc. are affiliates of Banco Bradesco S.A.

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the Class A common shares sold under the underwriting agreement, if any of these Class A common shares are purchased, other than the shares covered by the option described below unless and until this option is exercised. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have granted the underwriters an option to buy up to an additional                Class A common shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total public offering price, underwriting discounts and commissions to be paid to the underwriters by us, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                  Class A common shares.

Total
	Per Share	No Exercise	Full Exercise
(US$)
Initial public offering price
Underwriting discounts and commissions to be paid by us
Proceeds, before expenses, to us

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately US$            .

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a

discount of up to US$            per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, our officers, directors, and Cogna, our sole shareholder, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their Class A common shares or securities convertible into or exchangeable for Class A common shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of                 . Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any Class A common shares, or any options or warrants to purchase any Class A common shares, or any securities convertible into, exchangeable for or that represent the right to receive Class A common shares (including Class B common shares), whether now owned or later acquired, engage in any hedging or other transaction which is designed to or which reasonably would be expected to lead to or result in a sale or disposition of Class A common shares, including any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any Class A common shares or with respect to any security that includes, relates to, or derives any significant part of its value from Class A common shares. These lock-up restrictions will not apply to: (a) bona fide gifts, as long as such donee or donees agree to be bound by the terms of the lock-up agreement, (b) any trust for the direct or indirect benefit of the signatories of the lock-up agreement or their immediate family, provided that the trustee of such a trust agrees in writing to be bound by the terms of the lock-up agreement (c) transfers that occur by reason of a will or under the laws of descent, or pursuant to statutes governing the effects of a qualified domestic order or divorce settlement, provided that the transferee or transferees agree in writing to bound by the terms of the lock-up agreement, (d) transactions relating to our Class A common shares or other securities acquired in the open market after the completion of this offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of Class A common shares or other securities acquired in such open market transactions, (e) transfers following the consummation of our initial public offering, pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of our issued share capital involving a “change of control” (meaning a change in our ownership of not less than 90%) that has been approved by our board of directors, provided that should such a transaction not be completed, the lock-up restrictions will continue to apply to the signatories of the lock-up agreement, (f) transfers whereby a signatory of the lock-up agreement that is an entity transfers its Class A common shares to a subsidiary or an “affiliate” (as defined by Rule 405 of the Securities Act), or distributes its Class A common shares to partners, members, shareholders or holders of similar equity interest in the signatory to the lock-up agreement, provided that the transferee or transferees agree to remain subject to the restrictions set forth in the lock-up agreement, or (g) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, provided that such a plan does not provide for the transfer of Class A common shares during the lock-up period and provided further that no public announcement whether required or voluntary shall be made.

We also agreed not to file with the SEC a registration statement under the Securities Act relating to, any securities that are substantially similar to the Class A common shares, including but not limited to any options or warrants to purchase Class A common shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, Class A common shares (including Class B common shares) or any such substantially similar securities, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of Class A common shares or any such other securities. These restrictions will not apply to: (a) the issuance of Class A common shares to be sold pursuant to this offering, (b) the issuance of Class A common shares upon the exercise of an option or warrant or under the LTIP, provided that the recipients of such Class A common shares enter into a written letter agreement agreeing to remain subject to the lock-up restrictions set forth in such agreement with the underwriters, (c) the issuance of Class A common shares upon the conversion of a security described in this prospectus outstanding as of the date of this prospectus, provided that the recipients of such Class A common shares enter into a written letter agreement agreeing to remain subject to the lock-up restrictions set forth in such agreement with the underwriters, (d) the issuance of Class A common shares in connection with a merger, acquisition, joint venture or strategic participation entered into by us, provided that the aggregate number of such Class A common shares issued thereby shall not exceed 10% of the total number of Class A common shares issued and outstanding as of the date of such merger, acquisition, joint venture or strategic participation and the recipients of such Class A common shares enter into a written letter agreement agreeing to remain subject to the lock-up restrictions set forth in such agreement with the underwriters or (e) the issuance of Class A common shares in connection with the establishment of a trading plan pursuant to Rule 10b5-1 of the Exchange Act, provided that such a plan does not provide for the transfer of Class A common shares during the lock-up period and no public announcement whether required or voluntary will be made.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933 or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers or affiliates, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

We intend to apply to list our Class A common shares on the Nasdaq under the symbol “    .”

In connection with the offering, the underwriters may purchase and sell Class A common shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the number of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above.

“Naked” short sales are any short sales that create a short position greater than the number of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Class A common shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common shares. As a result, the price of the Class A common shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq, in the over-the-counter market or otherwise.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Regulation (each, a “Relative Member State”) an offer to the public of our Class A common shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our Class A common shares may be made at any time under the following exemptions under the Prospectus Regulation:

•	To any legal entity which is a qualified investor as defined in the Prospectus Regulation;

•

To fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•	In any other circumstances falling within Article 1 (4) of the Prospectus Regulation;

•

Provided that no such offer or shares of our Class A common shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to our Class A common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our Class A common shares to be offered so as to enable an investor to decide to purchase our Class A common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Regulation in that Member State, the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 and includes any relevant implementing measure in the Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (1) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000

(Financial Promotion) Order 2005 (the Order); or (2) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus or any of its contents.

Argentina

The Class A common shares are not authorized for public offering in Argentina by the Comisión Nacional de Valores pursuant to Argentine Public Offering Law No. 17,811, as amended, and they shall not be sold publicly. Therefore, any transaction carried out in Argentina must be made privately.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged or will be lodged with the Australian Securities and Investments Commission (ASIC), in relation to the offering. This document does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the Corporations Act) and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the Class A common shares may only be made to persons (the Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the Class A common shares without disclosure to investors under Chapter 6D of the Corporations Act.

The Class A common shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring Class A common shares must observe such Australian on-sale restrictions.

The Company is not licensed in Australia to provide financial product advice in relation to the Class A common shares. This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Any advice contained in this document is general advice only. Before making an investment decision on the basis of this document, investors should consider the appropriateness of the information in this document, having regard to their own objectives, financial situation and needs, and, if necessary, seek expert advice on those matters. No cooling off period applies to an acquisition of the Class A common shares.

Brazil

The offer and sale of our Class A common shares has not been, and will not be, registered (or exempted from registration) with the Brazilian Securities Commission (Comissão de Valores Mobiliários—CVM) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under Law No. 6,385, of December 7, 1976, as amended, under CVM Rule No. 400, of December 29, 2003, as amended, or under CVM Rule No. 476, of January 16, 2009, as amended. Any representation to the contrary is untruthful and unlawful. As a consequence, our Class A common shares cannot be offered and sold in Brazil.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus does not constitute a public offer of the Class A common shares, whether by way of sale or subscription, in the Cayman Islands. The Class A common shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Chile

The offer of the Class A common shares is subject to CMF Rule 336. The Class A common shares being offered will not be registered under the Chilean Securities Market Law in the Securities Registry (Registro de Valores) or in the Foreign Securities Registry (Registro de Valores Extranjeros) of the CMF and, therefore, the Class A common shares are not subject to the supervision of the CMF. As unregistered securities, we are not required to disclose public information about the Class A common shares in Chile. Accordingly, the Class A common shares cannot and will not be publicly offered to persons in Chile unless they are registered in the corresponding securities registry. The Class A common shares may only be offered in Chile in circumstances that do not constitute a public offering under Chilean law or in compliance with CMF Rule 336. Pursuant to CMF Rule 336, the Class A common shares may be privately offered in Chile to certain “qualified investors” identified as such therein (which in turn are further described in Rule No. 216, dated June 12, 2008 and in Rule No. 410, dated July 27, 2016, both issued by the CMF).

LA OFERTA DE LAS ACCIONES COMUNES CLASE A SE ACOGE A LA NORMA DE CARÁCTER GENERAL N°336 DE LA CMF. LAS ACCIONES COMUNES CLASE A QUE SE OFRECEN NO ESTÁN INSCRITOS BAJO LA LEY DE MERCADO DE VALORES EN EL REGISTRO DE VALORES O EN EL REGISTRO DE VALORES EXTRANJEROS QUE LLEVA LA CMF, POR LO QUE TALES VALORES NO ESTÁN SUJETOS A LA FISCALIZACIÓN DE ÉSTA. POR TRATARSE DE VALORES NO INSCRITOS, NO EXISTE OBLIGACIÓN POR PARTE DEL EMISOR DE ENTREGAR EN CHILE INFORMACIÓN PÚBLICA RESPECTO DE ESTOS VALORES. LAS ACCIONES COMUNES CLASE A NO PODRÁN SER OBJETO DE OFERTA PÚBLICA EN CHILE MIENTRAS NO SEAN INSCRITOS EN EL REGISTRO DE VALORES CORRESPONDIENTE. LAS ACCIONES COMUNES CLASE A SOLO PODRÁN SER OFRECIDOS EN CHILE EN CIRCUNSTANCIAS QUE NO CONSTITUYAN UNA OFERTA PÚBLICA O CUMPLIENDO CON LO DISPUESTO EN LA NORMA DE CARÁCTER GENERAL N°336 DE LA CMF. EN CONFORMIDAD CON LO DISPUESTO POR LA NORMA DE CARÁCTER GENERAL N°336, LAS

ACCIONES COMUNES CLASE A PODRÁN SER OFRECIDOS PRIVADAMENTE A CIERTOS “INVERSIONISTAS CALIFICADOS,” IDENTIFICADOS COMO TAL EN DICHA NORMA (Y QUE A SU VEZ ESTÁN DESCRITOS EN LA NORMA DE CARÁCTER GENERAL N°216 DE LA CMF DE FECHA 12 DE JUNIO DE 2008 Y EN LA NORMA DE CARÁCTER GENERAL N°410 DE LA CMF DE FECHA 27 DE JULIO DE 2016).

China

The Class A common shares may not be offered or sold directly or indirectly to the public in the People’s Republic of China (China) and neither this prospectus, which has not been submitted to the Chinese Securities and Regulatory Commission, nor any offering material or information contained herein relating to the Class A common shares may be supplied to the public in China or used in connection with any offer for the subscription or sale of Class A common shares to the public in China. The Class A common shares may only be offered or sold to China-related organizations which are authorized to engage in foreign exchange business and offshore investment from outside of China. Such China-related investors may be subject to foreign exchange control approval and filing requirements under the relevant Chinese foreign exchange regulations. For the purpose of this paragraph, China does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Colombia

The Class A common shares have not been and will not be registered on the Colombian National Registry of Securities and Issuers or in the Colombian Stock Exchange. Therefore, the Class A common shares may not be publicly offered in Colombia. This material is for your sole and exclusive use as a determined entity, including any of your shareholders, administrators or employees, as applicable. You acknowledge the Colombian laws and regulations (specifically foreign exchange and tax regulations) applicable to any transaction or investment consummated pursuant hereto and represent that you are the sole liable party for full compliance with any such laws and regulations.

France

Neither this prospectus nor any other offering material relating to the Class A common shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The Class A common shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the Class A common shares has been or will be: (1) released, issued, distributed or caused to be released, issued or distributed to the public in France; or (2) used in connection with any offer for subscription or sale of the Class A common shares to the public in France. Such offers, sales and distributions will be made in France only to: (a) persons providing investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers), and/or (b) qualified investors (investisseurs qualifiés) acting for their own account, and/or (c) a limited circle of investors (cercle restreint) acting for their own account, as defined in, and in accordance with, Articles L. 411-1, L. 411-2, D. 411-1 and D. 411-4 of the French Code monétaire et financier.

The Class A common shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Germany

The Class A common shares will not be offered, sold or publicly promoted or advertised in the Federal Republic of Germany other than in compliance with the German Securities Prospectus Act (Gesetz uber die Erstellung, Billigung und Veroffentlichung des Prospekts, der beim offentlicken Angebot von Wertpapieren oder bei der Zulassung von Wertpapieren zum Handel an einem organisierten Markt zu veroffenlichen ist—Wertpapierprospektgesetz) as of June 22, 2005, effective as of July 1, 2005, as amended, or any other laws and regulations applicable in the Federal Republic of Germany governing the issue, offering and sale of securities. No selling prospectus (Verkaufsprospeckt) within the meaning of the German Securities Selling Prospectus Act has been or will be registered within the Financial Supervisory Authority of the Federal Republic of Germany or otherwise published in Germany.

Hong Kong

The Class A common shares may not be offered or sold in Hong Kong by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (2) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the Class A common shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Class A common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Ireland

The Class A common shares will not be placed in or involving Ireland otherwise than in conformity with the provisions of the Intermediaries Act 1995 of Ireland (as amended) including, without limitation, Sections 9 and 23 (including advertising restrictions made thereunder) thereof and the codes of conduct made under Section 37 thereof.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the Class A common shares is directed only at, (1) a limited number of persons in accordance with the Israeli Securities Law and (2) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of its meaning and agree to it.

Italy

The offering of the Class A common shares has not been registered pursuant to Italian securities legislation and, accordingly, no Class A common shares may be offered or sold in the Republic of Italy in a solicitation to the public, and sales of the Class A common shares in the Republic of Italy shall be effected in accordance with all Italian securities, tax and exchange control and other applicable laws and regulation.

No offer, sale or delivery of the Class A common shares or distribution of copies of any document relating to the Class A common shares will be made in the Republic of Italy except: (a) to “Professional Investors,” as defined in Article 31.2 of Regulation No. 11522 of 1 July 1998 of the Commissione Nazionale per la Società e la Borsa, or the CONSOB, as amended, or CONSOB Regulation No. 11522, pursuant to Article 30.2 and 100 of Legislative Decree No. 58 of 24 February 1998, as amended, or the Italian Financial Act; or (b) in any other circumstances where an express exemption from compliance with the solicitation restrictions applies, as provided under the Italian Financial Act or Regulation No. 11971 of 14 May 1999, as amended.

Any such offer, sale or delivery of the Class A common shares or any document relating to the Class A common shares in the Republic of Italy must be: (1) made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993 as amended, the Italian Financial Act, CONSOB Regulation No. 11522 and any other applicable laws and regulations; and (2) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Investors should also note that, in any subsequent distribution of the Class A common shares in the Republic of Italy, Article 100-bis of the Italian Financial Act may require compliance with the law relating to public offers of securities. Furthermore, where the Class A common shares are placed solely with professional investors and are then systematically resold on the secondary market at any time in the 12 months following such placing, purchasers of Class A common shares who are acting outside of the course of their business or profession may in certain circumstances be entitled to declare such purchase void and to claim damages from any authorized person at whose premises the Class A common shares were purchased, unless an exemption provided for under the Italian Financial Act applies.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Kuwait

The Class A common shares have not been authorized or licensed for offering, marketing or sale in the State of Kuwait. The distribution of this prospectus and the offering and sale of the Class A common shares in the State of Kuwait is restricted by law unless a license is obtained from the Kuwait Ministry of Commerce and Industry in accordance with Law 31 of 1990. Persons into whose possession this prospectus comes are required by us and the international underwriters to inform themselves about and to observe such restrictions. Investors in the State of Kuwait who approach us or any of the international underwriters to obtain copies of this prospectus are required by us and the international underwriters to keep such prospectus confidential and not to make copies thereof or distribute the same to any other person and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the Class A common shares.

Mexico

The Class A common shares have not been registered in Mexico with the Securities Section (Sección de Valores) of the National Securities Registry (Registro Nacional de Valores) maintained by the Comisión Nacional Bancaria y de Valores, and that no action has been or will be taken that would permit the offer or sale of the Class A common shares in Mexico absent an available exemption under Article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores).

Netherlands

The Class A common shares may not be offered, sold, transferred or delivered, in or from the Netherlands, as part of the initial distribution or as part of any reoffering, and neither this prospectus nor any other document in respect of the international offering may be distributed in or from the Netherlands, other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade (which includes banks, investment banks, securities firms, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises), in which case, it must be made clear upon making the offer and from any documents or advertisements in which a forthcoming offering of Class A common shares is publicly announced that the offer is exclusively made to said individuals or legal entities.

Peru

The Class A common shares and this prospectus have not been registered in Peru under the Decreto Supremo Nº 093-2002-EF: Texto Único Ordenado de la Ley del Mercado de Valores, (the “Peruvian Securities Law”) or before the Superintendencia del Mercado de Valores and cannot be offered or sold in Peru except in a private offering under the meaning of the Peruvian Securities Laws. The Peruvian Securities Law provides that an offering directed exclusively to “institutional investors” (as defined in the Institutional Investors Market Regulations) qualifies as a private offering. The Class A common shares acquired by institutional investors in Peru cannot be transferred to a third party, unless such transfer is made to another institutional investor or the Class A common shares have been previously registered with the Registro Público del Mercado de Valores.

Portugal

No document, circular, advertisement or any offering material in relation to the share has been or will be subject to approval by the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários), or the CMVM. No Class A common shares may be offered, re-offered, advertised, sold, re-sold or delivered in circumstances which could qualify as a public offer (oferta pública) pursuant to the Portuguese Securities Code (Código dos Valores Mobiliários), and/or in circumstances which could qualify the issue of the Class A common shares as an issue or public placement of securities in the Portuguese market. This prospectus and any document, circular, advertisements or any offering material may not be directly or indirectly distributed to the public. All offers, sales and distributions of the Class A common shares have been and may only be made in Portugal in circumstances that, pursuant to the Portuguese Securities Code, qualify as a private placement (oferta particular), all in accordance with the Portuguese Securities Code. Pursuant to the Portuguese Securities Code, the private placement in Portugal or to Portuguese residents of the Class A common shares by public companies (sociedades abertas) or by companies that are issuers of securities listed on a market must be notified to the CMVM for statistical purposes. Any offer or sale of the Class A common shares in Portugal must comply with all applicable provisions of the Portuguese Securities Code and any applicable CMVM Regulations and all relevant Portuguese laws and regulations. The placement of the Class A common shares in the Portuguese jurisdiction or to any entities which are resident in Portugal, including the publication of a prospectus, when applicable, must comply with all applicable laws and regulations in force in Portugal and with the Prospectus Directive, and such placement shall only be performed to the extent that there is full compliance with such laws and regulations.

Qatar

The Class A common shares described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Saudi Arabia

Any investor in the Kingdom of Saudi Arabia or who is a Saudi person (a Saudi Investor) who acquires the Class A common shares pursuant to the offering should note that the offer of the Class A common shares is an exempt offer under sub-paragraph (3) of paragraph (a) of Article 16 of the “Offer of Securities Regulations” as issued by the Board of the Capital Market Authority resolution number 2-11-2004 dated October 4, 2004 and amended by the resolution of the Board of Capital Market Authority resolution number 1-33-2004 dated December 21, 2004 (the KSA Regulations). The Class A common shares may be offered to no more than 60 Saudi Investors and the minimum amount payable per Saudi Investor must not be less than Saudi Riyal (SR) 1 million or an equivalent amount. The offer of Class A common shares is therefore exempt from the public offer provisions of the KSA Regulations, but is subject to the following restrictions on secondary market activity: (a) A Saudi Investor (the transferor) who has acquired Class A common shares pursuant to this exempt offer may not offer or sell Class A common shares to any person (referred to as a transferee) unless the price to be paid by the transferee for such Class A common shares equals or exceeds SR1 million. (b) If the provisions of paragraph (a) cannot be fulfilled because the price of the Class A common shares being offered or sold to the transferee has declined since the date of the original exempt offer, the transferor may offer or sell the Class A common shares to the transferee if their purchase price during the period of the original exempt offer was equal to or exceeded SR1 million. (c) If the provisions of paragraphs (a) and (b) cannot be fulfilled, the transferor may offer or sell the Class A common shares if he/she sells his entire holding of the Class A common shares to one transferee.

Singapore

This prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”). Accordingly, each underwriter has not offered or sold any Class A common shares or caused such Class A common shares to be made the subject of an invitation for subscription or purchase and will not offer or sell such Class A common shares or cause such Class A common shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such Class A common shares, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the SFA, (2) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Class A common shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Class A common shares pursuant to an offer made under Section 275 of the SFA, except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), or to any person arising from an offer referred to in Section 275(1A), or Section 276(4)(i)(B) of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; (4) as specified in Section 276(7) of the SFA; or (5) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) (the “SFA”), we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the Class A common shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

South Korea

The Class A common shares have not been and will not be registered with the Financial Services Commission of Korea for public offering in Korea under the Financial Investment Services and Capital Markets Act, or the FSCMA. The Class A common shares may not be offered, sold or delivered, or offered or sold for re-offering or resale, directly or indirectly, in Korea or to any Korean resident (as such term is defined in the Foreign Exchange Transaction Law of Korea, or FETL) other than the Accredited Investors (as such term is defined in Article 11 of the Presidential Decree of the FSCMA), for a period of one year from the date of issuance of the Class A common shares except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the FETL and the decrees and regulations thereunder. The Class A common shares may not be resold to Korean residents unless the purchaser of the Class A common shares complies with all applicable regulatory requirements (including but not limited to government reporting requirements under the FETL and its subordinate decrees and regulations) in connection with the purchase of the Class A common shares.

Spain

The Class A common shares have not been registered with the Spanish National Commission for the Securities Market and, therefore, no Class A common shares may be publicly offered, sold or delivered, nor any public offer in respect of the Class A common shares made, nor may any prospectus or any other offering or publicity material relating to the Class A common shares be distributed in Spain by the international agents or any person acting on their behalf, except in compliance with Spanish laws and regulations.

Switzerland

The Class A common shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the Class A common shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the Class A common shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of Class A common shares will not be supervised by, the Swiss Financial Market Supervisory Authority (“FINMA”), and the offer of Class A common shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of Class A common shares.

United Arab Emirates

The Class A common shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

EXPENSES OF THE OFFERING

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount
U.S. Securities and Exchange Commission registration fee	US$
Nasdaq listing fee
FINRA filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous costs

Total	US$

All amounts in the table are estimates except the U.S. Securities and Exchange Commission registration fee, the Nasdaq listing fee and the FINRA filing fee. The Company will pay all of the expenses of this offering.

LEGAL MATTERS

Certain matters of U.S. federal and New York State law will be passed upon for us by Davis Polk & Wardwell LLP, and for the underwriters by Simpson Thacher & Bartlett LLP. The validity of the Class A common shares offered in this offering and other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder. Certain other matters of Brazil law will be passed upon for us by Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados and for the underwriters by Pinheiro Neto Advogados.

EXPERTS

The combined carve-out financial statements of Vasta as of December 31, 2019 and 2018, and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018, have been included herein in reliance upon the report of KPMG Auditores Independentes, independent registered public accounting firm, or the KPMG, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The combined carve-out financial statements of Somos—Anglos (Predecessor) as of December 31, 2017 and January 1, 2017, and for the period from January 1 to October 10, 2018 and for the year ended December 31, 2017, have been included herein in reliance upon the audit report of KPMG, appearing elsewhere herein, which includes a qualification stating that such combined carve-out financial statements are not presented in accordance with International Accounting Standard 1, Presentation of Financial Statements, as they do not include a combined carve-out statement of financial position and related notes as of October 10, 2018, and the combined carve-out statement of profit and loss and other comprehensive income and related notes for the comparative period from January 1, 2017 to October 10, 2017, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the October 10, 2018 financial statements refers to a change in accounting principle due to the adoption of IFRS 15—Revenue from contract with customer and IFRS 9—Financial Instruments.

The carve-out financial statements of Pitágoras (Predecessor) as of December 31, 2017 and January 1, 2017, and for the period from January 1 to October 10, 2018 and for the year ended December 31, 2017, have been included herein in reliance upon the audit report of KPMG, appearing elsewhere herein, which includes a qualification stating that such carve-out financial statements are not presented in accordance with International Accounting Standard 1, Presentation of Financial Statements, as they do not include a combined carve-out statement of financial position and related notes as of October 10, 2018, and the carve-out statement of profit and loss and other comprehensive income and related notes for the comparative period from January 1, 2017 to October 10, 2017, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the October 10, 2018 financial statements refers to a change in accounting principle due to the adoption of IFRS 15—Revenue from contract with customer and IFRS 9—Financial Instruments.

In connection with this offering, we requested that KPMG Auditores Independentes (“KPMG”) affirm its independence relative to the rules and regulations of the Public Company Accounting Oversight Board (“PCAOB”) and the Securities and Exchange Commission (“SEC”). During KPMG’s independence evaluation procedures, KPMG identified a contingent fee arrangement between KPMG and Editora e Distribuidora Educacional (“EDE”), our immediate upstream holding company controlled by our parent company, Kroton Educacional S.A., “Kroton”, now changed to Cogna Educação S.A., “Cogna”, during the 2018 and 2019 audit periods. KPMG did not provide any impermissible services or enter into impermissible fee arrangements with Somos Educação, Somos Sistemas and its subsidiaries, or Pitágoras. Neither KPMG or any KPMG member firm participated in the audit engagement of EDE. The fees associated with the impermissible contingent fee arrangement are immaterial to KPMG, Somos Sistemas, Pitágoras and Kroton, and the underlying service to which the contingent fee is related was not impermissible.

Additionally, KPMG identified multiple covered persons who made impermissible investments in Kroton. The investments were made both before and after October 11, 2018 (the date Kroton acquired Somos Educação) and were held through November 8 and 12, 2019 (date of disposal of the investments). None of the covered persons who made investments in Kroton were members of the Somos Sistemas or Pitágoras engagement teams. Additionally, they did not, and will not participate or have any involvement in the Somos Sistemas or Pitágoras audits or in directing activities of the Somos Sistemas or Pitágoras engagement teams. While these investments were not impermissible under independence rules applicable to KPMG’s private company audits of Somos Sistemas under Brazilian and International Standards on Auditing (as Kroton was not an affiliate of Somos Sistemas under those rules), they are impermissible under SEC independence rules. The aforementioned investments did not impact KPMG’s independence as auditor of Pitágoras as these investments were disposed prior to commencement of KPMG’s audits of Pitágoras.

KPMG advised the Company that they evaluated the facts and circumstances related to these matters and concluded that these violations did not and will not impact KPMG’s application of objective and impartial judgment on any issues encompassed within KPMG’s audits and interim review of the Somos Sistemas financial statements and the audit of Pitágoras’ financial statements and that they believed a reasonable investor with knowledge of all relevant facts and circumstances would reach the same conclusion. Based on the information provided by KPMG, after taking into consideration the facts and circumstances of the above matters and KPMG’s conclusion, Cogna’s audit committee (representing Vasta Platform Limited, the newly created holding company of Somos Sistemas and its subsidiaries and Pitágoras) also concluded that KPMG’s objectivity and ability to exercise impartial judgment has not been impaired.

ENFORCEABILITY OF CIVIL LIABILITIES

We are registered under the laws of the Cayman Islands as an exempted company with limited liability. We are registered in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands have a less developed body of securities laws as compared to the United States and provide protections for investors to a significantly lesser extent. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States. Maples and Calder, our counsel as to Cayman Islands law, and Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, our counsel as to Brazilian law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or Brazil would, respectively, (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in the Cayman Islands or Brazil against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Our Cayman Islands counsel has informed us that the uncertainty regarding Cayman Islands law relates to whether a judgment obtained from the United States courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands’ company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands.

Our Cayman Islands counsel has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

Substantially all of our assets are located outside the United States, in Brazil. In addition, all of the members of our board of directors and all of our officers are nationals or residents of Brazil and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc., with offices at 10 East 40th Street, 10th Floor, New York, NY, 10016, as our agent to receive service of process with respect to any action brought against us in the United States under the federal securities laws of the United States or of any state in the United States arising out of this offering.

We have been advised by Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, our Brazilian counsel, that a judgment of a United States court for civil liabilities predicated upon the federal securities laws of the United States may be enforced in Brazil, subject to certain requirements described below. Such counsel has advised that a judgment against us, the members of our board of directors or our executive officers obtained in the United States would be enforceable in Brazil without retrial or re-examination of the merits of the original action including, without limitation, any final judgment for payment of a certain amount rendered by any such court, provided that such judgment has been previously recognized by the Brazilian Superior Tribunal of Justice (Superior Tribunal de Justiça), or STJ. That recognition will only be available, pursuant to Articles 963 and 964 of the Brazilian Code of Civil Procedure (Código de Processo Civil, Law No. 13,105, dated March 16, 2015, as amended), if the U.S. judgment:

•	complies with all formalities necessary for its enforcement under the laws of the United States;

•	is issued by a court of competent jurisdiction after proper service of process is made or after sufficient evidence of our absence has been given, as requested under the laws of the United States;

•	is not rendered in an action upon which Brazilian courts have exclusive jurisdiction, pursuant to the provisions of art. 23 of the Brazilian Code of Civil Procedure (Law No. 13,105/2015, as amended);

•	is final and, therefore, not subject to appeal (res judicata) in the United States;

•	creates no conflict between the United States judgment and a previous final and binding (res judicata) judgment on the same matter and involving the same parties issued in Brazil;

•

is duly apostilled by a competent authority of the United States, according to the Hague Convention Abolishing the Requirement of Legalization for Foreign Public Documents dated as of October 5, 1961 authentication, or the Hague Convention. If such decision emanates from a country that is not a signatory of the Hague Convention, it must be duly authenticated by a Brazilian Diplomatic Office or Consulate;

•	is accompanied by a translation into Brazilian Portuguese made by a certified translator in Brazil, unless an exemption is provided by an international treaty to which Brazil is a signatory; and

•	is not contrary to Brazilian national sovereignty or public policy and does not violate the dignity of the human person, as set forth in Brazilian law.

The judicial recognition process may be time-consuming and may also give rise to difficulties in enforcing such foreign judgment in Brazil. Accordingly, we cannot assure you that judicial recognition of a foreign judgment would be successful, that the judicial recognition process would be conducted in a timely manner or that a Brazilian court would enforce a judgment of countries other than Brazil.

We believe original actions may be brought in connection with this initial public offering predicated on the federal securities laws of the United States in Brazilian courts and that, subject to applicable law, Brazilian courts may enforce liabilities in such actions against us or the members of our board of directors or our executive officers and certain advisors named herein.

In addition, a plaintiff, whether Brazilian or non-Brazilian, who resides outside Brazil or is outside Brazil during the course of litigation in Brazil and who does not own real property in Brazil must post a bond to guarantee the payment of the defendant’s legal fees and court expenses in connection with court procedures for the collection of money according to Article 83 of the Brazilian Code of Civil Procedure (Código de Processo Civil). This bond must have a value sufficient to satisfy the payment of court fees and defendant’s attorneys’ fees, as determined by the Brazilian judge based on the amount under dispute. This is so except in the case of: (1) claims for collection on a título executivo extrajudicial (an instrument which may be enforced in Brazilian courts without a review on the merits), or (2) in the case of an enforcement of a judgment, including foreign judgments that have been duly recognized by the STJ; (3) counterclaims as established; and (4) when an exemption is provided by an international agreement or treaty to which Brazil is a signatory.

If proceedings are brought in Brazilian courts seeking to enforce our obligations with respect to our Class A common shares, payment shall be made in reais. Any judgment rendered in Brazilian courts in respect of any payment obligations with respect to our Class A common shares would be expressed in reais. See “Risk Factors—Certain Factors Relating to Our Class A Common Shares and the Offering—Judgments of Brazilian courts to enforce our obligations with respect to our Class A common shares may be payable only in reais.”

We have also been advised that the ability of a judgment creditor to satisfy a judgment by attaching certain assets of the defendant in Brazil is governed and limited by provisions of Brazilian law.

Notwithstanding the foregoing, we cannot assure you that confirmation of any judgment will be obtained, or that the process described above can be conducted in a timely manner.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering, we will be subject to the informational requirements of the Exchange Act that are applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy the reports and other information to be filed with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholder are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will send the transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

EXPLANATORY NOTE TO THE FINANCIAL STATEMENTS

The Registrant was incorporated on October 16, 2019, to become the holding entity of the Company in connection with this offering. Prior to the consummation of this offering, the Registrant had not commenced operations and had nominal assets and liabilities and no material contingent liabilities or commitments. Accordingly, the financial statements of the Registrant have been omitted from this prospectus. The financial statements presented in this prospectus are those of the Successor and Predecessors.

Index to Financial Statements

Page
Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and for the three months ended March 31, 2020 and 2019—Vasta Platform (Successor)
Combined Statements of Financial Position as of March 31, 2020 and December 31, 2019	F-3
Combined Statements of Profit or Loss and Other Comprehensive Income for the three months ended March 31, 2020 and 2019	F-5
Combined Statements of Changes in Parent’s Net Investment for the three months ended March 31, 2020 and 2019	F-6
Combined Statements of Cash Flows for the three months ended March 31, 2020 and 2019	F-7
Notes to the Unaudited Interim Condensed Consolidated Financial Statements for the three months ended March 31, 2020 and 2019	F-8

Audited Combined Carve-out Financial Statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018— VASTA Platform (Successor)

Report of Independent Registered Public Accounting Firm	F-44
Combined Carve-out Statement of Financial Position as of December 31, 2019 and 2018	F-45
Combined Carve-out Statement of Profit or Loss and Other Comprehensive Income for the Year ended December 31, 2019	F-47
Combined Carve-out Statement of Changes in Parent’s Net Investment for the Year Ended December 31, 2019	F-48
Combined Carve-out Statement of Cash Flows for the Year Ended December 31, 2019	F-49
Notes to the Combined Carve-Out Financial Statements	F-50

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017 and for the Period from January 1 to October 10, 2018 and for the Year Ended December 31, 2017—Somos – Anglo (Predecessor)

Report of Independent Registered Public Accounting Firm	F-103
Combined Carve-out Statement of Financial Position as of January 1, 2017 and December 31, 2017	F-105
Combined Carve-out Statement of Profit or Loss and Other Comprehensive Income for the Year Ended December 31, 2017 and for the period from January 1, 2018 to October 10, 2018	F-107
Combined Carve-out Statement of Changes in Parent’s Net Investment for the Year Ended December 31, 2017 and for the Period from January 1, 2018 to October 10, 2018	F-108
Combined Carve-out Statement of Cash Flows for the Year Ended December 31, 2017 and for the Period from January 1, 2018 to October 10, 2018	F-109
Notes to the Combined Carve-Out Financial Statements	F-110

Carve-out Financial Statements as of December 31, 2017 and January 1, 2017, and for the Period from January 1 to October 10, 2018 and for the Year ended December 31, 2017—Predecessor (Pitágoras)
Report of Independent Registered Public Accounting Firm	F-155
Carve-out Statement of Financial Position as of January 1, 2017 and December 31, 2017	F-156
Carve-out Statement of Profit or Loss and Other Comprehensive Income for the Year Ended December 31, 2017 and for the Period from January 1, 2018 to October 10, 2018	F-157
Carve-out Statement of Changes in Parent’s Net Investment for the Year Ended December 31, 2017 and for the Period from January 1, 2018 to October 10, 2018	F-158
Carve-out Statement of Cash Flow for the year ended December 31, 2017 and for the period from January 1, 2018 to October 10, 2018	F-159
Notes to the carve-out financial statements	F-160

VASTA Platform

(Successor)

Unaudited Interim Condensed Combined

Financial Statements as of March 31, 2020

and Combined Carve-out Financial Statements

as of December 31, 2019 and unaudited

Interim Condensed Combined Carve-out

Financial Statements for the three-month

period ended as of March 31, 2019

Vasta Platform (Successor)

Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the three month period ended as of March 31, 2019

Unaudited Interim Condensed Combined Statement of Financial Position as of March 31, 2020 and Combined Carve-out Statement of Financial Position as of December 31, 2019

In thousands of R$
	Note	March 31, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	8	93,927	43,287
Trade receivables	9	513,102	388,847
Inventories	10	218,707	222,236
Taxes recoverable		18,318	13,427
Income tax and social contribution recoverable		31,622	36,859
Prepayments		37,984	22,644
Other receivables		5,797	1,735
Related parties – other receivables	19	16,157	38,141

Total current assets		935,614	767,176

Non-current assets
Judicial deposits and escrow accounts	20	173,417	172,932
Deferred income tax and social contribution	21	38,579	57,340
Property, plant and equipment	11	187,853	184,961
Intangible assets and goodwill	12	4,991,476	4,985,385
Total non-current assets		5,391,325	5,400,618

Total Assets		6,326,939	6,167,794

The footnotes to these Unaudited Interim Condensed Combined Financial Statements and Combined Carve-out Financial Statements are an integral part of the Financial Statements.

Vasta Platform (Successor)

Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the three month period ended as of March 31, 2019

Unaudited Interim Condensed Combined Statement of Financial Position as of March 31, 2020 and Combined Carve-out Statement of Financial Position as of December 31, 2019

In thousands of R$
	Note	March 31, 2020	December 31, 2019
Liabilities
Current liabilities
Bonds and financing	13	429,840	440,947
Lease liabilities	15	12,636	7,101
Suppliers	14	231,785	223,658
Suppliers - related Parties	19	169,339	207,174
Taxes payable		1,097	867
Income tax and social contribution payable		15,680	18,784
Salaries and social contributions	18	63,431	61,748
Contract liabilities and deferred income	16	52,745	49,328
Accounts payable for business combination	17	6,012	1,772
Other liabilities		12,800	3,911
Other liabilities - related parties	19	115,812	49,244
Loans from related parties	19	75,812	29,192

Total current liabilities		1,186,989	1,093,726

Non-current liabilities
Bonds and financing	13	1,217,168	1,200,000
Lease liabilities	15	146,914	146,613
Accounts payable for business ccombination	17	35,863	9,169
Provision for risks of tax, civil and labor losses	20	608,309	609,007
Contract liabilities and deferred income		8,451	9,196

Total non-current liabilities		2,016,705	1,973,985

Parent´s Net Investment
Net investments		3,123,245	3,100,083

Total liabilities and Parent´s Net Investment		6,326,939	6,167,794

The footnotes to these Unaudited Interim Condensed Combined Financial Statements and Combined Carve-out Financial Statements are an integral part of the Financial Statements.

Vasta Platform (Successor)

Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the three month period ended as of March 31, 2019

Unaudited Interim Condensed Combined Statement of Profit or Loss and Other Comprehensive Income for the three-month period ended March 31, 2020 and Unaudited Interim Condensed Combined Carve-out Statement of Profit or Loss and Other Comprehensive Income for the three-month period ended March 31, 2019

In Thousands of R$
		For the three months ended March 31,
	Note	2020	2019
Net revenue from sales and services	23	392,418	353,054
Sales		389,088	350,058
Services		3,330	2,996
Cost of goods sold and services	24	(167,333)	(179,294)
Gross profit		225,085	173,760

Operating income (expenses)
General and administrative expenses	24	(99,034)	(69,690)
Commercial expenses	24	(37,793)	(38,313)
Other operating income	24	812	2,005
Other operating expenses	24	—	(1)
Impairment losses on trade receivables	9 and 24	(10,319)	(4,780)
Profit before finance result and taxes		78,751	62,981

Finance result
Finance income		5,070	761
Finance costs		(44,684)	(40,959)

		(39,614)	(40,198)

Profit before income tax and social contribution		39,137	22,783

Income tax and social contribution	21	(11,492)	(7,928)
Net income for the period		27,645	14,855

Other comprehensive income for the period		—	—
Total comprehensive income for the period		27,645	14,855

The footnotes to these Unaudited Interim Condensed Combined Financial Statements and Combined Carve-out Financial Statements are an integral part of the Financial Statements.

Vasta Platform (Successor)

Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the three month period ended as of March 31, 2019

Unaudited Interim Condensed Combined Statement of Changes in Parent’s Net Investment for the three-month period ended 31, March 2020 and Unaudited Interim Condensed Combined Carve-out Statement of Changes in Parent’s Net Investment for the three-month period ended 31, December 2019

In Thousands of R$
	Note	Parent´s Net Investments
Balances at December 31, 2018		3,268,501

Impacts of IFRS 16 Adoption, net of tax		(283)
Ajusted balance at January 1, 2019		3,268,218

Net profit for the period		14,855
Share-based payment contibutions		343
Net investments		125,911

Balances at March 31, 2019		3,409,327

Balances at December 31, 2019		3,100,083

Net profit for the period		27,645
Share-based payment contibutions		686
Net investments		(5,169)

Balances at March 31, 2020		3,123,245

The footnotes to these Unaudited Interim Condensed Financial Statements and Combined Carve-out Financial Statements are an integral part of the Financial Statements.

Vasta Platform (Successor)

Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the three month period ended as of March 31, 2019

Unaudited Interim Condensed Combined Statement of Cash Flows for the three-month period ended March 31, 2020 and Unaudited Interim Condensed Combined Carve-out Statement of Cash Flows for the three-month period ended March 31, 2019

In Thousands of R$
		For the three months ended March 31,
	Notes	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax and social contribution		39,137	22,783
Adjustments for:
Depreciation and amortization	11 and 12	42,084	41,262
Impairment losses on trade receivables	9	10,319	4,781
(Reversal) Provision for risks of tax, civil and labor losses	20	(2,025)	3,131
Interest on provision for risks of tax, civil and labor losses	20	5,649	3,941
Reversal of provision for obsolete inventories	10	(2,326)	(792)
Interest on bonds and financing	13	22,639	29,132
Refund liability and right to returned goods		5,968	2,524
Imputed interest on suppliers		2,118	1,548
Interest on accounts payable for business combination		726	52
Share-based payment expense		686	343
Interest on lease liabilities	15	3,721	3,983
Disposals of rights of use assets and lease liabilities		(162)	(56)
Residual value of disposals of property, plant and equipment and intangible assets	11 and 12	485	4,987
Changes in		129,019	117,619
Trade receivables		(129,584)	(250,121)
Inventories		21,418	42,027
Prepayments		(14,583)	7,438
Taxes recoverable		1,094	(2,927)
Judicial deposits and escrow accounts		(485)	7,082
Other receivables		(1,157)	(1,010)
Suppliers		(4,460)	(15,125)
Salaries and social charges		1,373	(17,333)
Tax payable		9,995	(7,585)
Contract liabilities and deferred income		(1,829)	2,639
Other receivables and liabilities from related parties		89,572	—
Other payables		13,258	5,960
Cash from (used in) operating activities		113,631	(111,336)
Income tax and social contribution paid		(5,234)	(3,177)
Interest lease liabilities paid	15	(999)	(3,132)
Payment of interest on bonds and financing	13	(17,576)	(58,681)
Payment of provision for tax, civil and labor losses		(5,089)	—
Net cash from (used in) operating activities		84,733	(176,326)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment	11	(725)	(3,110)
Additions to intangible assets	12	(6,641)	(3,860)
Acquisition of subsidiary, net of cash acquired		(23,526)	—

Net cash used in investing activities		(30,892)	(6,970)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans from related parties	19	45,600	—
Suppliers - related Parties		(37,835)	(5,105)
Lease liabilities paid	15	(5,797)	(4,296)
Parent’s Net Investment	13	(5,169)	125,911

Net cash (used in) from financing activities		(3,201)	116,510

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	—	50,640	(66,786)

Cash and cash equivalents at beginning of period	8	43,287	102,231
Cash and cash equivalents at end of period	8	93,927	35,445

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		50,640	(66,786)

The footnotes to these Unaudited Interim Condensed Combined Statement of Financial Position and combined carve-out financial statements are an integral part of the Financial Statements.

Vasta Platform (Successor)

Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the three month period ended as of March 31, 2019

Notes to the unaudited interim condensed combined financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

1.	General Information

VASTA Platform (hereinafter referred to as the “Business”), is not a separate legal entity.

For the three-month period ended March 31, 2019, the Business was comprised of combined carved-out historical balances of certain results of operations related to the delivery of educational content for private sector basic and secondary education (“K-12 curriculum”) previously carried out by the legal entity Cogna Educação S.A. and it’s subsidiaries (hereinafter referred to as “Cogna” or “Parent Entity”, or in combination with its subsidiaries, the “Cogna Group”). The Unaudited Interim Condensed Combined Carve-out Financial Statements for for the three-month period ended March 31, 2019 include historical financial information and operations from the following legal entities (“Parent Entities”):

•	Somos Educação S.A. (“Somos”);

•	Somos Sistemas de Ensino S.A. (“Somos Sistemas”);

•	Editora Ática S.A. (“Ática”);

•	Saraiva Educação S.A. (“Saraiva”);

•	Editora Scipione S.A. (“Scipione”);

•	Maxiprint Editora Ltda. (“Maxiprint”);

•	Red Ballon – Somos Idiomas S.A. (“English Star”);

•	Livraria Livro Fácil Ltda (“Livro Fácil”);

•	Colégio Anglo São Paulo Ltda. (“Colégio Anglo”); and

•	Saber Serviços Educacionais S.A. (“Saber”)

As part of an effort to streamline its operations, Cogna Group performed a comprehensive corporate restructuring concluded on December 31, 2019, to enhance the corporate structure (i.e. reduce the number of legal entities in the Cogna Group) and improve overall synergies. Through this process, from January 1st 2020, the Business’ activities was restructured in the legal entity Somos Sistemas de Ensino S.A (“Somos Sistemas”), and will be spun off to VASTA Platform Limited (Successor) during 2020.

As all the entities that were involved in the corporate restructuring are under common control, this reorganization was accounted for using the historical basis of the related assets and liabilities as recorded by the Cogna Group and did result in an overall change in the shareholding structure. With aforementioned corporate restructuring, simplifying the legal structure, and acquisitions described in note 5, Somos Sistemas became to control and combine in the Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 the following entities:

•	Livraria Livro Fácil Ltda (“Livro Fácil”);

•	Colégio Anglo São Paulo Ltda. (“Colégio Anglo”);

•	A & R Comercio e Serviços de Informática Ltda. (“Pluri”); and

•	Mind Makers Editora Educacional (“Mind Makers”)

Vasta Platform (Successor)

Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the three month period ended as of March 31, 2019

The Business´ activities include integrated solutions for Basic Education that comprehends a platform of products (including process of creation and manufacturing books), learning systems, solutions and technology support services focused on early childhood education, primary education and high school. Accordingly, the Business’ is mainly engaged in: (i) preparing, selling, and distributing textbooks, teaching aids, and workbooks, especially with educational, literary, and information contents as well as teaching systems; (ii) developing educational solutions for elementary, basic and high school education activities; (iii) developing software for adaptive teaching and optimizing academic management.

These Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and Unaudited Interim Condensed Combined Carve-out Financial Statements for the three-month period ended March 31, 2019 were prepared for its inclusion in a Registration Statement (“Form F-1”) of VASTA Platform Limited with the Securities and Exchange Commission (“SEC”) of the United States of America and were authorized for issuance by Management July 1st, 2020.

1.1 Initiatives carried out by Business and impacts of Covid-19 pandemic

On March 11, 2020, the World Health Organization (WHO) raised the contamination status of the Coronavirus outbreak (“COVID-19”) to a global pandemic, changing the world and Brazilian growth perspectives and adding important risks to Companies in an unprecedent scenario. As a result, managers and administration were required to analyze the situation and implement adequate actions in order to mitigate potential risks imposed by this new pandemic situation. This crisis caused governments around the world to impose a series of measures including: social distance, schools shut down, travel restrictions, lockdowns, closing non-essential businesses, among others, causing major disruptions in the financial, labor and standards market demand, in the logistics chains and, most importantly, impacting society as a whole.

To face this scenario, the Business established a Crisis Committee and developed a work plan covering a series of actions to, first of all, safeguard the physical and mental health of its employees and then preserve operational and financial capacity to face this period. We highlight below the main initiatives carried out by Business:

1) Preserve employees’ health and safety by implementing measures such as work from home policy, temporary closure of our distribution centers and re-opening with reduced operations and the adoption of health and safety measures recommended by government authorities;

2) Ensure educational content and services delivery through online platforms;

3) Improve the financial health identifying required measures to ensure adequate liquidity and cash position;

4) Implement short term restructuring measures required to improve financial health, seeking to preserve jobs and the organization long term plan, including but not limited to temporary reduction in wages and working hours

5) Plan and execute organizational changes with mid-term impact for the post-COVID world, if required;

6) Strategic Plan for opportunities generated by the crisis;

7) Philanthropic actions that contribute to mitigate the impacts of COVID-19 on our business segment; and

Vasta Platform (Successor)

Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the three month period ended as of March 31, 2019

8) Provide on-line campaigns to promote our products to potential new customers.

Related to sales and services provided to our customers, we emphasize that even after Governments decreed the closure of schools, our customers continued to provide educational services through our virtual platforms. As a result, we had no interruption in the sale and services contracted by our customers.

Despite of the continuity of educational services, the process of isolation, closure of schools and restricted mobility in some cities increased the uncertainties on our business cycle and logistics process. As an example, we closed our warehouse for almost a month, which caused delays in new deliveries and the returning of goods from clients as well. Considering this, it is likely that we will have some impacts on revenue and profitability through the quarters of 2020 and, potentially, for the coming years. In addition, several reports and market projections indicate a drop in Brazilian GDP in 2020, which may impact our sales cycle for 2021.

As of the date of the issuance of these Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, the Business took the following measures in order to prioritize cash management and increase financial liquidity:

Reduction of costs and expenses

The Business discussed and established, together with the managers and the Crisis Management Committee, a cost and expense reduction plan that is in full execution and following as planned, and we can already highlight:

a) implementation, as of May or June, depending of the area, the reduction in working hours and consequently wages of our administrative and corporate employees by 25%, for the three month period beginning May 1, 2020. Around 90% of administrative employees were impacted; and

b) extensive renegotiation of contracts with suppliers (for example: lease arrangements, printers, IT services, law services, etc) and the cessation of operations of certain transportation companies for undetermined periods. Most of the renegotiations are based on temporary price reduction with some cases including extension of the contract for some period.

Reduction and postponement of investments

Business opted to maintain investments in strategic projects and those related to improving the provision of services, considered essential for long-term growth and partially reduced investments related to non-strategic projects or administrative area, such as IT projects or improvement in performance report indicators. However, Business, will continue to evaluate COVID impacts in its business and in the cash flow and may postpone its plans to expand through acquisitions or investments.

Liquidity risk

In order to cover possible liquidity deficiencies or mismatches between cash and cash equivalents with short-term debt and financial obligations, the Business continues to operate in the finance markets with operations such as reverse factoring as long as this credit line is offered by banks and accepted by the Business suppliers, and also, with the support committed from its Parent Entity. Thus, the Business expects to have the capacity to meet its short-term obligations and these Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019 have been prepared on the basis that the Business will continue as a going concern.

Vasta Platform (Successor)

Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the three month period ended as of March 31, 2019

Parent Company Cogna Educação SA is committed to ensuring, if necessary, that Vasta Platform conducts its business with proper operational continuity and that it has the capacity to settle its obligations.

Net Revenue from sales and services and gross margin

We expect sales and services rendered for the second quarter to remain stable over the comparative period in the prior year since annual contracts had been previously executed. However, there are risks related to this Global pandemic event that can impact the Business and may have impacts on its sales and gross margin for full year of 2020 as annual contracts for 2021 start being invoiced at the fourth quarter of 2020, and customers may not sign contracts with the same volumes than last year.

Accounts Receivable and expected credit losses (ECL)

Despite the high level of uncertainty and lack of visibility on what will be the actual losses incurred on our receivables, we observed some increase on late payments during the second quarter of 2020 that are expected to increase financial defaults. Thus, based on the best available information, we revised the expected financial losses considering the increase on late payments observed and increased the allowance for doubtful accounts by R$5.68 million as of March 31, 2020.

Inventories, including rights to returned goods

The Business assessed its inventories and did not identify relevant impacts due to obsolescence or devaluation of inventories and did not identify relevant impacts on the realization of rights to returned goods. One reason also was due to some initiatives carried out by Business, such as temporary closure of distribution centers, resulting in a decrease in production of our learning materials.

Other assets

The Business has not identified any changes in circumstances that indicate the impairment of other assets, but informs that it will continue to actively monitor the impacts derived from the COVID-19 crisis, and if the social distance measures and macroeconomic impacts continue, the conditions of Business’s financial results or results of operations in 2020 may be negatively impacted.

2.	Preparation basis and presentation of Unaudited Interim Condensed Combined Financial Statements and Unaudited Interim Condensed Combined Carve-out Financial Statements

These Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019 have been prepared in accordance with IAS 34 - Interim Financial Reporting and should be read in conjunction with the combined carve-out financial statements as of December 31, 2019. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Business’ financial position and performance since the last annual financial statements.

The unaudited interim condensed combined financial statements and condensed combined carve-out financial statements are presented in thousands of Brazilian Real (“R$”), which is the Business functional currency. All financial information presented in R$ have been rounded to the nearest thousand value, except otherwise indicated.

Vasta Platform (Successor)

Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the three month period ended as of March 31, 2019

3.	Significant accounting policies

The accounting policies applied in these unaudited interim condensed combined financial statements and unaudited interim condensed combined carve-out financial statements are the same as those applied in the last combined carve-out financial statements as of December 31, 2019.

4.	Significant accounting judgments, estimates and assumptions

The preparation of the Business’ Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and Unaudited Interim Condensed Combined Carve-out Financial Statements for the three-month period ended March 31, 2019 requires Management to make judgments, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities at the end of the reporting period; however, uncertainties about these assumptions and estimates may result in outcomes that require adjustments to the carrying amount of the affected asset or liability in future periods.

The significant assumptions and estimates used in the preparation of the Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 were the same as those adopted in the Combined Carve-out Financial Statements as of December 31, 2019.

5.	Business combinations

A & R Comercio e Serviços de Informática Ltda. (“Pluri”) and Mind Makers Editora Educacional (“Mind Makers”)

On January 7, 2020, the Business concluded the acquisition of the entire ownership interest of Pluri for R$ 26,000. Pluri is an entity based in the State of Recife specialized in solutions such as consulting and technologies for education systems. This acquisition is in line with the Business’ strategy of focusing on the distribution of its operations to other region. The agreement is also subject to certain additional earn-outs, associated with achievements defined in the agreement, such as revenue and profit, that could increase the purchase price by and additional R$1,706 over the life of the earn-out period.

On February 13, 2020, the Business concluded the acquisition of the entire ownership interest of Mind Makers, a company that offers computer programming and robotics courses and helps students develop skills relevant to their educational progress, such as coding and product development, as well as entrepreneurial and socio-emotional skills including teamwork, leadership and perseverance. The total purchase price was R$ 18,200, R$10,000 million of which was payable upon signing the agreement, with half of the remaining balance payable in 2021 and the other half of the remaining balance payable in 2022, with the 2021 and 2022 payments subject to certain adjustments. The agreement is also subject to certain additional earn-outs, associated with achievements defined in the agreement, such as revenue and profit, that could increase the purchase price by and additional R$5,443 over the life of the earn-out period.

The acquisitions were accounted using the acquisition method of accouting in accordance with IFRS 3 – Business Combinations, i.e. the consideration transferred, and identifiable assets and liabilities acquired were measured at fair value, while goodwill is measured as the excess of consideration paid over those items.

Vasta Platform (Successor)

Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the three month period ended as of March 31, 2019

The following table presents the assets and liabilities acquired for each business combination:

	Pluri	Mind Makers	Total
Current assets
Cash and cash equivalents	1,820	528	2,348
Trade receivables	1,687	3,303	4,990
Inventories (iv)	17,619	—	17,619
Prepayments	695	62	757
Taxes recoverable	746	2	748
Other receivables	2,905	—	2,905

Total current assets	25,472	3,895	29,367

Non-current assets
Property, plant and equipment	122	89	211
Other intangible assets	177	—	177
Intangible assets - Customer Portfólio (iii)	4,686	—	4,686
Intangible assets - Trademarks (ii)	—	16,060	16,060

Total non-current assets	4,985	16,149	21,134

Total Assets	30,457	20,044	50,501

Current liabilities
Suppliers	10,443	26	10,469
Salaries and social contributions	190	120	310
Taxes payable	13	10	23
Income tax and social contribution payable	298	80	378
Contract liabilities and deferred income	322	267	589

Total current liabilities	11,266	503	11,769

Non-current liabilities
Bonds and Financing	—	998	998
Other liabilities	364	—	364

Total non-current liabilities	364	998	1,362

Net assets (A)	18,827	18,543	37,370
Total of Consideration transferred (B)	27,706	23,643	51,349
Goodwill (B – A) (i)	8,879	5,100	13,979

(i)

Goodwill is recognized based on expected synergies from combining the operations of the acquirees and the acquiror, as well as due to an expected increase in the Business’ market-share due to the penetration of the business products and services in regions where the Business did not operate before. Also, the current tax law allows the deductibility of the acquisition date goodwill and fair value of net assets acquired when a non-substantive action is taken after acquisition by the Business (i.e. when the Business merges or spin off the businesses acquired) and therefore the tax and accounting basis of the net assets acquired are the same as of the acquisition date.

(ii)

Trademark-related intangible asset’s fair value was obtained based on: net revenue was estimated taking into account the contractual customer relationships existing on the acquisition date; royalty rates of 7.2%

Vasta Platform (Successor)

Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the three month period ended as of March 31, 2019 were used based in the market rates of companies with similar activities as the Business, which represents a market rate; at last, the discount rate (Weighted Averaged Cost of Capital (“WACC”)) used was 12.4% p.a.
(iii)

The following assumptions were used to determine the costumer portfolios: an average contract termination period of eigth years and seven months; A nominal discount rate of 12.6% p.a. was used, which is equivalent to the WACC, plus an additional risk premium, of 0.07.

(iv)

Market comparison technique: The fair value is determined based on the estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

From the date of acquisition to March 31, 2020, Mind Makes and Pluri contributed to revenue in the Interim Condensed Combined Financial Statements as of March 31, 2020 in the amount of R$ 1,454 and R$ 36,285 respectively, and net profit for the period of R$ 145 and R$ 12,315. If the acquisition had been concluded on January 1, 2020, the Business estimates its combined net revenue from sales and services would have been R$ 395,660 and a Net profit of R$ 34,080 for the period ended on March 31, 2019.

6.	Financial Risk Management

The Business has a risk management policy for regular monitoring and management of the nature and overall position of financial risks and to assess its financial results and impacts to the Business’ cash flows. Counterparty credit limits are also periodically reviewed.

The economic and financial risks mainly reflect the behavior of macroeconomic variables such interest rates as well as other characteristics of the financial instruments maintained by the Business. These risks are managed through control and monitoring policies, specific strategies and limits.

a.	Financial risk factors

The Business’ activities expose it to certain financial risks mainly related to market risk, credit risk and liquidity risk. Management and Cogna Group’s Board of Directors monitor such risks in line with the capital management policy objectives.

This note presents information on the Business’ exposure to each of the risks above, the objectives of the Business, measurement policies, and the Business’s risk and capital management process.

The Business has no derivative transactions.

a.	Market risk - cash flow interest rate risk

This risk arises from the possibility of the Business incurring losses because of interest rate fluctuations that increase finance costs related to financing and bonds raised in the market and obligations for acquisitions from third parties payable in installments. The Business continuously monitors market interest rates in order to assess the need to contract financial instruments to hedge against volatility of these rates, additionally financial assets also indexed to the CDI (daily average of overnight interbank loan) and IPCA (broad consumer price index) partially mitigate any interest rate exposures.

Vasta Platform (Successor)

Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the three month period ended as of March 31, 2019

Interest rates contracted are as follows:

	March 31, 2020	December 31, 2019	Interest rate
Bonds
Private Bonds – 5th Issuance	100,192	101,802	CDI + 1.15% p.a.
Private Bonds – 5th Issuance	102,328	101,765	CDI + 1.00% p.a.
Private Bonds – 6th Issuance	307,042	305,368	CDI + 0.90% p.a.
Private Bonds – 6th Issuance	207,357	204,047	CDI + 1.70% p.a.
Private Bonds – 7th Issuance	814,980	814,086	CDI + 1.15% p.a.
Private Bonds – 8th Issuance	114,112	113,879	CDI + 1.00% p.a.
Financing and Lease Liabilities	160,547	153,714	IPCA
Accounts Payable for Business Combination	41,875	10,941	100% CDI
Loans from related parties	75,812	29,192	CDI + 3.57% p.a

	1,924,245	1,834,794

b.	Credit risk

Credit risk arises from the potential default of a counterparty to an agreement or financial instrument, resulting in financial loss. The Business is exposed to credit risk in its operating activities (mainly in connection with trade receivables) and financial activities, including deposits with banks and other financial institutions and other financial instruments contracted.

To mitigate risks associated with trade receivables, the Business adopts a sales policy and analysis of the financial and equity situation of its counterparties. The sales policy is directly associated with the level of credit risk the Business is willing to subject itself to in the normal course of its business. The diversification of its receivable’s portfolio, the selectivity of its customers, as well as the monitoring of sales financing terms and individual position limits are procedures adopted to minimize defaults or losses in the realization of trade receivables. Thus, the Business does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristic.

Furthermore, the Business reviews the recoverable amount of its trade receivables at the end of each reporting period to ensure that adequate impairment losses are recorded (note 9.c).

The Business limits its exposure to credit risks associated to financial instruments, bank deposits and financial investments by making its investments in financial institutions for which credit risk is monitored, according to limits previously established in the Business´ policy. When necessary, appropriate provisions are recognized to cover this risk.

c.	Liquidity risk

This is the risk of the Business not having sufficient funds and or bank credit limits to meet its short-term financial commitments, due to the mismatch of terms in expected receipts and payments.

Vasta Platform (Successor)

Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the three month period ended as of March 31, 2019

The Business continuously monitors its cash balance and the indebtedness level and implements measures to allow access to the capital markets, when necessary. It also endeavors to assure they remain within existing credit limits. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets, liabilities and takes into consideration its debt financing plans, covenant compliance, internal liquidity targets and, if applicable, regulatory requirements.

Surplus cash generated by the Business is managed on a Cogna Group basis. The Cogna Group’s Treasury invests surplus cash in short-term deposits, choosing instruments with appropriate maturities or sufficient liquidity to provide the Business with appropriate funds allowing it to continue as a going concern.

The table below presents the maturity of the Business´ financial liabilities.

Financial liabilities by maturity ranges

March 31, 2020	Less than one year	Between one and two years	Over two years	Total
Bonds	429,840	1,217,168	—	1,647,008
Lease Liabilities	12,636	29,383	117,531	159,550
Accounts Payable for business combination	6,012	7,589	28,274	41,875
Suppliers	132,874	—	—	132,874
Reverse Factoring	98,911	—	—	98,911
Suppliers - related Parties	169,339	—	—	169,339
Other liabilities - related parties	115,812	—	—	115,812
Loans from related parties	75,812	—	—	75,812

	1,041,236	1,254,140	145,805	2,441,181

Financial liabilities by maturity ranges

The table below reflects the estimated amounts payable of principal and interest based on undiscounted contractual amounts and, therefore, do not reflect the financial position presented as of March 31, 2020.

March 31, 2020	Less than one year	Between one and two years	Over two years	Total
Bonds	453,223	1,283,382	—	1,736,605
Lease Liabilities	13,091	30,441	121,762	165,294
Accounts Payable for business combination	6,339	8,002	29,812	44,153
Suppliers	132,874	—	—	132,874
Reverse Factoring	105,429	—	—	105,429
Suppliers - related Parties	181,531	—	—	181,531
Other liabilities - related parties	115,812	—	—	115,812
Loans from related parties	78,655	—	—	78,655

	1,086,955	1,321,825	151,574	2,560,353

Vasta Platform (Successor)

Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the three month period ended as of March 31, 2019

As of March 31, 2020, the Business had negative working capital of R$ 251,375 (compared to negative working capital of R$ 326,550 as of December 31, 2019) mainly due to current suppliers and accounts payables with related parties, such as bonds outstanding, suppliers, loans and other liabilities.

Capital management

The Business’ main capital management objectives are to safeguard its ability to continue as a going concern, optimize returns, allow consistency of operations to other stakeholders and to maintain an optimal capital structure reducing financial costs and maximizing the returns.

No changes were made in the objectives, policies or processes for managing capital during the period as of March 31, 2020.

b.	Sensitivity analysis

The following table presents the sensitivity analysis of potential losses from financial instruments, according to the assessment of relevant market risks made by Management and presented above.

A probable scenario over a 12-month horizon was used, with a projected rate of 5.44% p.a. as per CDI references rates disclosed by B3 S.A (Brazilian stock exchange). Two further scenarios are presented, stressing, respectively, a 25% and 50% deterioration of the projected rates.

	Index - % per year	Balance as Of March 31, 2020	Base scenario	Scenario I	Scenario II
Financial Assets	101.7% of CDI	92,784	5,133	6,417	7,700

Accounts Payable for Business Combination	100% of CDI	(41,875)	(2,278)	(2,848)	(3,417)
Loans from related parties	CDI + 3.57%	(75,812)	(4,194)	(5,243)	(6,291)
Bonds	CDI + 1.15%	(1,647,008)	(62,813)	(78,516)	(94,219)

		(1,764,695)	(69,285)	(86,607)	(103,927)

Net exposure		(1,671,911)	(64,152)	(80,190)	(96,227)

7.	Financial Instruments by Category

The Business holds the following financial instruments:

	Fair Value Hierarchy	March 31, 2020	December 31, 2019
Assets - Amortized cost
Cash and cash equivalents	1	93,927	43,287
Trade receivables	2	513,102	388,847
Other receivables	2	5,797	1,735
Related parties – other receivables	2	16,157	39,946

		628,983	473,815

Vasta Platform (Successor)

Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the three month period ended as of March 31, 2019

	Fair Value Hierarchy	March 31, 2020	December 31, 2019
Liabilities - Amortized cost
Bonds and financing	2	1,647,008	1,640,947
Lease liabilities	2	159,550	153,714
Reverse Factoring	2	78,555	94,930
Suppliers -related Parties	2	169,339	207,174
Accounts payable for business combination	2	41,875	10,941
Other liabilities - related parties	2	115,812	47,603
Loans from related parties	2	75,812	29,192

		2,287,951	2,184,501

The Business’ financial instruments as of March 31, 2020 and December 31, 2019 are recorded in the statements of financial position at amounts that are consistent with their fair values.

The fair value of financial assets and liabilities was determined based on available market information and appropriate valuation methodologies for each case. However, significant judgment is required to interpret market data and produce the most appropriate estimates of realizable values. Consequently, the estimates of fair value do not necessarily indicate the amounts that could be realized in the current market. The use of different market inputs and/or valuation methodologies could have a material impact on the estimated fair value.

8.	Cash and Cash Equivalents

The balance of this account is comprised by the following amounts:

	March 31, 2020	December 31, 2019
Cash	27	32
Bank account	1,116	716
Financial investments (i)	92,784	42,539

	93,927	43,287

(i)

The Business invests in a fixed income investment fund with short-term and with daily liquidity and not material risk of change in value. Financial investments presented an average gross yield of 99.52% of the annual CDI rate on March 31, 2020 (101.68% on December 31, 2019).

Vasta Platform (Successor)

Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the three month period ended as of March 31, 2019

9.	Trade Receivables

The balance of this account is comprised by the following amounts:

a.	Composition

	March 31, 2020	December 31, 2019
Trade receivables	528,933	394,309
Related Parties (Note 19)	17,501	17,062
(-) Impairment losses on trade receivables	(33,332)	(22,524)

	513,102	388,847

b.	Maturities of trade receivables

	March 31, 2020	December 31, 2019
Not yet due	446,033	332,071
Past due
Up to 30 days	27,221	10,403
From 31 to 60 days	8,642	7,505
From 61 to 90 days	3,723	6,071
From 91 to 180 days	11,778	9,506
From 181 to 360 days	16,107	16,813
Over 360 days	9,257	6,894

Total past due	76,728	57,192
Clients on bankuptcy	6,172	5,046
Related parties (note 19)	17,501	17,062

Provision for impairment of trade receivables	(33,332)	(22,524)

	513,102	388,847

The gross carrying amount of trade receivables is written off when the Business has no reasonable expectations of recovering the financial asset in its entirety or a portion thereof. Collection efforts continue to be made, even for the receivables that have been written off, and amounts are recognized directly in results upon collection.

c.	Impairment losses on trade receivables

The Business measures impairment losses on trade receivables at an amount equal to lifetime expected credit losses (“ECL”) estimated using a provision matrix on a monthly basis. This matrix is prepared by analyzing the receivables established each month (in the 12-month period) and the related composition per default range and by calculating the recovery performance. In this methodology, for each default range an estimated loss likelihood percentage is established, which considers current and prospective information on macroeconomic factors that affect the customers’ ability to settle the receivables.

Vasta Platform (Successor)

Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the three month period ended as of March 31, 2019

The Business also recognizes impairment losses on trade receivables of 100% against all receivables related to customers that filled bankruptcy process, because historical experience has indicated that these receivables are generally not recoverable.

Credit risk and expected credit losses associated with amounts due from related parties is not significant.

The following table details the risk profile of trade receivables based on the Business’ provision matrix as of March 31, 2020 and as of December 31, 2019. As the Business’ historical credit loss experience does not show significantly different loss patterns for different customer types, the impairment losses on trade receivables based on past due status is not further distinguished between different customer bases

	As of March 31, 2020		As of December 31, 2019
	Expected credit loss rate (%)	Lifetime ECL (R$)	Expected credit loss rate (%)	Lifetime ECL (R$)
Not yet due	0.83%	3,680	0.67%	2,267
Past due
Up to 30 days	3.62%	985	1.81%	188
From 31 to 60 days	7.13%	616	3.12%	234
From 61 to 90 days	9.46%	352	5.04%	306
From 91 to 180 days	17.50%	2,061	11.10%	1,056
From 181 to 360 days	63.50%	10,228	45.37%	7,628
Over 360 days	99.80%	9,238	84.13%	5,799

		27,160		17,478

Clients on Bankuptcy (i)	100.00%	6,172	100.00%	5,046

Impairment losses on trade receivables		33,332		22,524

(i)

As of March 31, 2020 and as of December 31, 2019, the Business’ Management recorded 100% for impairment losses from three of its clients that went into bankruptcy. All those corporate clients were national booksellers that were present in the main cities of the country and therefore were considered as strategic marketplaces for the commercialization of our published materials to final customers (students, teachers and schools).

The following table shows the changes in impairment losses on trade receivables for the period ended March 31, 2020 and year ended December 31, 2019:

	March 31, 2020	March 31, 2019
Opening balance	22,524	19,397

Additions	10,456	5,596
Reversals	(137)	(816)
Additions for business combination	1,615	—
Write-off against trade receivables - clients in bankruptcy	(1,126)	(194)

Closing balance	33,332	23,983

Vasta Platform (Successor)

Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the three month period ended as of March 31, 2019

10.	Inventories

The balance of this account is comprised by the following amounts:

	March 31, 2020	December 31, 2019
Finished products	139,218	145,006
Work in process	36,673	34,502
Raw materials	34,065	31,033
Imports in progress	255	1,143
Right to returned goods (i)	8,496	10,552

	218,707	222,236

(i)	Represents the Business’ right to recover products from customers where customers exercise their right of return under the Business’ returns policies.

Changes in provision for losses with obsolete inventories is broken down as follows:

	March 31, 2020	March 31, 2019
Opening balance	69,080	72,410

Additions	1,382	1,448
(Reversals)	(3,708)	(2,240)

Closing balance	66,754	71,618

11.	Property, Plant and Equipment

The cost, depreciation weighted average rates and accumulated depreciation are as follows:

		March 31, 2020			December 31, 2019
	Depreciation weighted average rate	Cost	Accumulated depreciation	Net Book value	Cost	Accumulated depreciation	Net Book value
IT equipment	10% - 33%	26,286	(24,150)	2,136	26,244	(23,758)	2,486
Furniture, equipment and fittings	10% - 33%	36,149	(24,631)	11,518	36,268	(23,902)	12,366
Property, buildings and improvements	5%-20%	46,948	(27,858)	19,090	46,420	(26,738)	19,682
In progress	—	4,538	—	4,538	4,539	—	4,539
Right of use assets	12%	214,343	(64,225)	150,118	205,270	(59,834)	145,436
Land	10%	4,412	(3,959)	453	4,412	(3,959)	453

Total		332,676	(144,823)	187,853	337,203	(152,242)	184,961

Vasta Platform (Successor)

Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the three month period ended as of March 31, 2019

Changes in property, plant and equipment are as follows:

	IT equipment	Furniture, equipment and fittings	Property, buildings and improvements	In progress	Right of use assets	Land	Total
At December 31, 2019	2,486	12,366	19,682	4,538	145,436	453	184,961

Additions	—	97	628	—	12,242	—	12,967
Additions by business combination	97	114	—	—	—	—	211
Disposals	(55)	(330)	(100)	—	(3,169)	—	(3,654)
Depreciation	(392)	(729)	(1,120)	—	(4,391)	—	(6,632)

At March 31, 2020	2,136	11,518	19,090	4,538	150,118	453	187,853

	IT equipment	Furniture, equipment and fittings	Property, buildings and improvements	In progress	Right of use assets	Land	Total
At December 31, 2018	3,213	15,010	20,177	—	—	19,906	58,306

Opening balance - IFRS 16	—	—	—	—	150,311	—	150,311

At January 01, 2019	3,213	15,010	20,177	—	150,311	19,906	208,617

Additions	83	284	1,187	1,556	697	—	3,807
Disposals	(360)	(2,710)	—	—	(9,303)	—	(12,373)
Depreciation	(389)	(249)	(1,122)	—	(4,727)	—	(6,487)
Transfers (i)	—	—	—	—	19,453	(19,453)	—

At March 31, 2019	2,547	12,335	20,242	1,556	156,431	453	193,564

(i)	Due to the adoption of IFRS 16, finance lease previously recognized in “land” were transferred to “right of use assets”.

There were no indications of impairment of Property, plant and equipment for the period ended March 31, 2020 and year ended December 31, 2019.

Vasta Platform (Successor)

Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the three month period ended as of March 31, 2019

12.	Intangible Assets and Goodwill

The cost, amortization weighted average rates and accumulated amortization of intangible assets and goodwill are comprised by the following amounts:

		March 31, 2020			December 31, 2019
	Amortization weighted average rate	Cost	Accumulated amortization	Net Book value	Cost	Accumulated amortization	Net Book value
Softwares	20%	279,082	(204,055)	75,027	276,542	(200,217)	76,325
Trademarks	5%	631,018	(37,550)	593,468	614,958	(30,923)	584,035
Customer Portfolio	8%	1,114,074	(121,920)	992,154	1,109,388	(98,666)	1,010,722
Goodwill	—	3,300,242	—	3,300,242	3,286,263	—	3,286,263
In progress (i)	—	14,580	—	14,580	14,051	—	14,051
Other Intangible assets	33%	28,895	(12,890)	16,005	25,146	(11,157)	13,989

		5,367,891	(376,415)	4,991,476	5,326,348	(340,963)	4,985,385

(i)	Substantially refers to development of the projects related to Plurall, project to improve the digital platform and other projects related to enterprise resource management (ERP) solutions.

Changes in intangible assets and goodwill were as follows:

	Softwares	Customer Portfólio	Trademarks	Other Intangible assets	In progress	Goodwill	Total
At December 31, 2019	76,325	1,010,722	584,035	13,989	14,051	3,286,263	4,985,385

Additions	2,538	—	—	3,574	529	—	6,641
Additions by business combination	2	4,686	16,060	175	—	13,979	34,902
Amortization	(3,838)	(23,254)	(6,627)	(1,733)	—	—	(35,452)

At March 31, 2020	75,027	992,154	593,468	16,005	14,580	3,300,242	4,991,476

	Softwares	Customer Portfólio	Trademarks	Other Intangible assets	In progress	Goodwill	Total
At December 31, 2018	60,088	1,093,885	610,541	6,062	30,098	3,286,263	5,086,937

Additions	2,127	—	—	1,185	548	—	3,860
Disposals	—	—	—	(1,917)	—	—	(1,917)
Amortization	(4,546)	(23,254)	(6,627)	(348)	—	—	(34,775)

At March 31, 2019	57,669	1,070,631	603,914	4,982	30,646	3,286,263	5,054,105

Vasta Platform (Successor)

Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the three month period ended as of March 31, 2019

i)	Impairment tests for goodwill

The Business is comprised of two separate CGUs (each one of its reportable operating segments, as per note 25), for which the recoverable amount has been determined based on value-in-use calculations. Goodwill is allocated to each CGU as per below:

Content & EdTech Platform	3,289,514
Digital Platform	10,728

3,300,242

The Business evaluated the circumstances that could indicate an impairment in its non-financial assets and carried out a sensitivity analysis in the long-term model and cash flows, including any impacts / risks that could be estimated based on our best estimate of future cash flows. The conclusion of these tests provided by Business, has not shown any adjustments to be considered necessary for these assets. We understand that this procedure meets the normative requirement to perform an impairment test at least once a year or, as in the present case, at any time when there are impairment indicators.

The main assumptions used in the calculations were: (i) 3.5% growth rate in perpetuity (6.1% as of December 31, 2019), and; (ii) applied discount rate (WACC) at 10.12% (10.08% as of December 31, 2019).

13.	Bonds and Financing

a.	Composition of bonds and financing

The balance of bonds and financing is comprised by the following amounts:

	December 31, 2019	Additions by business combination (i)	Payment of interest	Interest accrued	March 31, 2020
Bonds with Related Parties	440,947	—	(17,576)	6,469	429,840

Current liabilities	440,947	—	(17,576)	6,469	429,840

Bonds with Related Parties	1,200,000	—	—	16,170	1,216,170

Finance	—	998	—	—	998

Non-current liabilities	1,200,000	998	—	16,170	1,217,168

Total	1,640,947	998	(17,576)	22,639	1,647,008

Vasta Platform (Successor)

Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the three month period ended as of March 31, 2019

	At December 31, 2018	Payment of interest	Interest accrued	Tranfers	March 31, 2019
Bonds with Related Parties	338,555	(58,681)	29,132	—	309,006

Finance leases	1,305	—	—	(1,305)	—

Current liabilities	339,860	(58,681)	29,132	(1,305)	309,006

Bonds with Related Parties	1,300,000	—	—	—	1,300,000

Finance leases (ii)	18,608	—	—	(18,608)	—

Non-current liabilities	1,318,608	—	—	(18,608)	1,300,000

Total	1,658,468	(58,681)	29,132	(19,913)	1,609,006

(i)

On November 21, 2018, MindMakers, which became a subsidiary of the Business in February 2020, entered into a bank credit note (cédula de crédito bancário) in favor of Banco de Desenvolvimento de Minas Gerais S.A. – BDMG, for an aggregate amount of R$1,676 with a maturity date of November 15, 2026. The payment of principal will be made in 72 installments, beginning on December 15, 2020, and ending on November 15, 2026. Interest will accrue at the long-term interest rate (taxa de juros de longo prazo – TJLP), plus 5% per annum, and will be paid on a monthly basis along with payments of principal.

(ii)	Due to the adoption of IFRS 16, Finance Leases’ balances were transferred to “Lease Liabilities”. (Note 15)

As of March 31, 2020 the Business has six bonds series with related parties, all of them unsecured and non-convertible into shares. The proceeds from these issuances were used to lengthen the Business’ debt profile, as well as to meet the Business’ working capital needs. The bonds have the following characteristics:

As of March 31, 2020
Subscriber	Related Parties (a)	Related Parties (a)	Related Parties (a)
Issuance	5th	6th	6th
Serie	Serie 1	Serie 1	Serie 2
Date of issuance	03/15/2018	08/15/2017	08/15/2017
Maturity Date	05/15/2021	08/15/2020	08/15/2022
First payment after	60 months	36 months	60 months
Remuneration payment	Semi-annual interest	Semi-annual interest	Semi-annual interest
Financial charges	CDI + 1,15% p.a.	CDI + 0,90% p.a.	CDI + 1,70% p.a.
Principal amount (in million R$)	100	300	200

As of March 31, 2020
Subscriber	Related Parties (a)	Related Parties (a)	Related Parties (a)
Issuance	7th	8th	5th
Serie	Single	Single	Serie 2
Date of issuance	03/15/2018	10/25/2017	08/15/2018
Maturity Date	09/09/2021	10/25/2020	08/15/2023
First payment after	36 months	36 months	60 months
Remuneration payment	Semi-annual interest	End of contract	Semi-annual interest
Financial charges	CDI + 1,15% p.a.	CDI + 1,00% p.a.	CDI + 1,00% p.a.
Principal amount (in million R$)	800	100	100

Vasta Platform (Successor)

Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the three month period ended as of March 31, 2019

The Business’s bonds are subject to the following clauses: (i) the acceleration of the other debentures originally issued by Saber; (ii) the grant by us of any liens on our assets or capital stock; (iii) a change in control by Cogna of Saber’s subsidiaries, subject to certain exceptions. Additionally, we have agreed until the maturity of the private debentures that: (i) we will allocate at least 50% of the use of proceeds from any liquidity event to repay such debentures; (ii) we will not obtain any new loans unless the proceeds of such loan are directed to repay our debentures with Cogna; and (iii) we will not pledge shares and/or dividends.

b.	Maturities of bonds and financing

The maturities ranges of these accounts are comprised as follow:

	March 31, 2020
Maturity of installments	Total	%
2020	429,840	26.1%

2021	911,398	55.3%
2022	254,885	15.5%
2023 onwards	50,885	3.1%

Total non-current liabilities	1,217,168	73.9%

	1,647,008	100.0%

14.	Suppliers

The balance of this account is comprised by the following amounts:

a. Composition

	March 31, 2020	December 31, 2019
Local suppliers	129,715	98,824
Related parties (note 19)	3,683	1,219
Copyright	19,832	28,685
Reverse Factoring (i)	78,555	94,930

	231,785	223,658

(i)

Some of the Business’ domestic suppliers sell their products with extended payment terms and may subsequently transfer their receivables due by the Business to financial institutions without right of recourse, in a transaction characterized as “Reverse Factoring”. The Business imputed interest over the payment term at a rate that commensurates with its own credit risk.

Vasta Platform (Successor)

Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the three month period ended as of March 31, 2019

15.	Lease liabilities

	March 31, 2020	March 31, 2019
Opening balance	153,714	—

Initial application - IFRS 16	—	153,872
Transfers (note 13)	—	19,911
Additions for new lease agreements	12,242	697
Cancelled contracts	(3,331)	(9,359)
Interest	3,721	3,983
Payment of interest	(999)	(3,132)
Payment of principal	(5,797)	(4,296)

Closing balance	159,550	161,676

Current liabilities	12,636	12,118
Non-current liabilities	146,914	149,558

	159,550	161,676

Short-term leases (lease period of 12 months or less) and leases of low-value assets (such as personal computers and office furniture), are recognized on straight line basis in rent expenses of the period and are not included in the lease liabilities. Fixed and variable lease payments, including those related to short-term contracts and to low-value assets, were the following for the three months period ended March 31, 2020 and 2019:

	For the three months ended March 31,
	2020	2019
Fixed Payments	5,797	4,296
Payments related to short-term contracts and low value assets (note 24)	4,819	5,133

	10,616	9,429

Business’ lease operations are not subject to any financial covenants.

16.	Contract Liabilities and Deferred Income

The balance of this account is comprised by the following amounts:

	March 31, 2020	December 31, 2019
Refund liability (i)	49,160	45,248
Sales of employees’ payroll (iii)	3,652	4,173
Deferred income in leaseback agreement (ii)	7,274	7,500
Other liabilities	1,110	1,603

	61,196	58,524

Current	52,745	49,328
Non-current	8,451	9,196

	61,196	58,524

Vasta Platform (Successor)

Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the three month period ended as of March 31, 2019

(i)	Refers to the customers’ right to return products
(ii)

In March, 2018, the predecessor Somos-Anglo entered into a sales and leaseback agreement of a property located at João Dias Avenue in the city of São Paulo in the amount of R$ 25,500. This transaction included a deferred income of R$ 9,104 which will be appropriated according to the lease term of the property (120 months).

(iii)

Refers to deferred income related to the sale of a 5-year exclusivity to process our Business employees’ pay roll to Banco Itaú for R$ 7,000 thousand, on August 2017. This income will be recognized on a straight line basis throughout the contract term as “Other Operating income” as the Business’ believes that the rights of exclusivity are transferred to Itaú over this period.

17.	Accounts Payable for Business Combination

	March 31, 2020	December 31, 2019
Pluri (i)	12,564	—
Mind Makers (ii)	13,681	—
Livro Fácil	15,630	10,941

	41,875	10,941

Current	6,012	1,772
Non-current	35,863	9,169

	41,875	10,941

(i)     A & R Comercio e Serviços de Informática Ltda. (“Pluri”)

On January 7, 2020, the Business concluded the acquisition of Pluri for R$ 26 million, which R$ 15.6 million was paid in cash, R$ 10.4 million on installments and are still outstanding and accrue contractual CDI charges. The agreement is also subject to certain additional earn-outs, that could increase the purchase price by and additional R$1.7 million over the life of the earn-out period.

(ii)     Mind Makers Editora Educacional (“Mind Makers”)

On February 13, 2020, the Business concluded the acquisition of Mind Makers for R$ 18.2 million, which R$ 10 million was paid in cash and R$ 8.2 million on installments and are still outstanding and accrue contractual CDI charges. The agreement is also subject to certain additional earn-outs, that could increase the purchase price by and additional R$5.4 million over the life of the earn-out period.

Vasta Platform (Successor)

Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the three month period ended as of March 31, 2019

The maturities of such balances are shown in the table below:

	As of March 31, 2020
Maturity of installments	Total	%
2020	6,012	14.4

2021	7,589	18.1
2022	10,577	25.3
2023	17,697	42.3

Total non-current liabilities	35,863	85.6

	41,875	100.0

18.	Salaries and Social Contribution

	March 31, 2020	December 31, 2019
Salaries payable	28,918	20,658
Social contribution payable	11,330	9,532
Provision for vacation pay and 13th salary	21,024	13,213
Provision for profit sharing	1,223	18,333
Others	936	12

	63,431	61,748

19.	Related Parties

As presented in note 1, the Business is part of Cogna Group and therefore some of the Business’ transactions and arrangements are performed with related parties and the effect of these transactions is reflected in this Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019. Transactions with these related parties are priced on an arm´s length basis, except for certain intangibles described in item d. and are settled in cash. None of the related party balances are secured. No expense has been recognized in these Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019 for losses in respect of amounts owed by related parties.

Balances and transactions between Parent Entities’ operations included in the Business, have been eliminated in the Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019. However, during the periods presented below, the Business entered into the following transactions with other related parties or with operations with the Parent Entity and its subsidiaries that are not part of the business.

Vasta Platform (Successor)

Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the three month period ended as of March 31, 2019

The balances with Related Parties are presented below:

	March 31, 2020
	Other receivables (i)	Trade receivables (Note 9)	Indemnification asset (note 20b)	Other payments (ii)	Loans (iii)	Suppliers (note 14)	Bonds (note 13)
Cogna Educação S.A.	—	—	151,093	20,000	30,685	—	—
Anhanguera Educacional Participacoes SA.	—	1,337	—	—	—	—	—
Editora Atica S.A.	—	1,565	—	70,536	15,078	366	—
Editora Scipione S.A.	537	491	—	—	—	1,139	—
Centro Educacional Leonardo Da Vinci SS	—	7	—	—	—	—	—
Maxiprint Editora Ltda.	4,143	1,545	—	—	—	3	—
Pax Editora E Distribuidora Ltda.	—	49	—	—	—	33	—
Saraiva Educacao S.A.	11,221	565	—	—	—	1,177	—
Colegio Visao Eireli	—	40	—	—	—	—	—
Edufor Servicos Educacionais Ltda.	—	20	—	—	—	—	—
Iuni Unic Educacional Ltda.	—	3	—	—	—	—	—
Pitagoras Sistema De Educacao Superior Sociedade Ltda.	—	402	—	—	—	—	—
Colégio Motivo Ltda.	—	1,695	—	—	—	244	—
Somos Idiomas SA.	—	2	—	—	—	18	—
Sge Comercio De Material Didatico Ltda.	—	5	—	—	—	26	—
Sistema P H De Ensino Ltda.	—	2,279	—	18	—	162	—
Somos Idiomas S.A.	256	—	—	—	—	—	—
Escola Mater Christi Ltda.	—	—	—	130	—	—	—
Somos Educação S.A.	—	—	—	7,015	30,049	—	—
Saber Serviços Educacionais S.A.	—	2,609	—	12,159	—	506	1,646,010
Sociedade Educacional Doze De Outubro Ltda.	—	300	—	—	—	8	—
Editora E Distribuidora Educacional S.A.	—	4,587	—	5,954	—	1	—

	16,157	17,501	151,093	115,812	75,812	3,683	1,646,010

Vasta Platform (Successor)

Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the three month period ended as of March 31, 2019

	December 31, 2019
	Other receivables (i)	Trade receivables (Note 9)	Indemnification asset (note 20b)	Other payments (ii)	Loans (iii)	Suppliers (note 14)	Bonds (note 13)
Cogna Educação SA.	—	—	149,600	—	—	—	—
Anhanguera Educacional Participacoes SA.	—	1,150	—	—	—	—	—
Editora Atica SA.	16	281	—	31,944	—	—	—
Editora Scipione SA.	4,743	304	—	—	—	—	—
Escola Mater Christi Ltda.	—	204	—	130	—	—	—
Maxiprint Editora Ltda.	4,021	1,154	—	—	—	—	—
Pax Editora E Distribuidora Ltda.	—	49	—	—	—	—	—
Saraiva Educacao SA.	28,226	424	—	—	—	—	—
Somos Idiomas SA.	75	2	—	—	—	—	—
Acel Administracao De Cursos Educacionais Ltda.	—	1,415	—	—	—	—	—
Ecsa Escola A Chave Do Saber Ltda.	—	212	—	—	—	—	—
Colégio Jao Ltda.	—	415	—		—	—	—
Colégio Motivo Ltda.	—	1,442	—		—	—	—
Editora E Distribuidora Educacional SA.	—	2,705	—	—	—	737	—
Sge Comercio De Material Didatico Ltda.	6	5	—	—	—	482	—
Sistema P H De Ensino Ltda.	—	2,027	—	18	—	—	—
Somos Operações Escolares SA.	42	—	—	4,197	29,192	—	—
Saber Serviços Educacionais SA.	—	5,041	—	—	—	—	1,640,947
Sociedade Educacional Doze De Outubro Ltda.	—	232	—	—	—	—	—
Saber Serviços Educacionais as	1,012	—	—	—	—	—	—
Editora E Distribuidora Educacional as	—	—	—	12,955	—	—	—

	38,141	17,062	149,600	49,244	29,192	1,219	1,640,947

(i)	Refers to other receivables related to cost sharing agrements (corporate expenses: Payroll, Services with third parties and others) (Note 19.c)
(ii)

Refers to other payments related to cost sharing agrements (corporate expenses: Payroll, Services with third parties and others) and reimbursement to other business of the Parent Entity that are not included in these Unaudited Interm Condensed Combined Financial Statements due to be the legal obligor and these other business have paid the counterparty.

Vasta Platform (Successor)

Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the three month period ended as of March 31, 2019

(iii)

On August 14, 2019, Somos Sistemas entered into a loan agreement with Somos Educação, by which Somos Sistemas borrowed from Somos Educação the aggregate amount of R$29.1 million, at an annual interest rate of the CDI plus 3.57%. This loan was paid on April 8, 2020.

On February 13, 2020, Somos Sistemas entered into a loan agreement with Editora Ática, by which Somos Sistemas borrowed from Editora Ática the aggregate amount of R$15.0 million, at an annual interest rate of the CDI plus 3.57%.

On March 5, 2020, Somos Sistemas entered into a loan agreement with Cogna, by which Somos Sistemas borrowed from Cogna the aggregate amount of R$30.7 million, at an annual interest rate of the CDI plus 3.57%.

The transactions with Related Parties held for the three month period ended March 31, 2020 and 2019 were as follows:

	For the three months ended March 31, 2020				For the three months ended March 31, 2019
Transactions held:	Revenues (ii)	Finance costs (i)	Cost Sharing (note 19c)	Sublease (note 19e)	Revenues (ii)	Finance costs (i)
Cogna Educação S.A.	—	85	—	—	—	—
Somos Educação S.A.	—	857	—	—	—	—
Editora Atica SA.	3,024	78	11,989	5,106	—	—
Editora Scipione SA.	553	—	—	—	—	—
Colégio Manauara Lato Sensu Ltda.	371	—	—	—	—	—
Maxiprint Editora Ltda.	463	—	—	—	—	—
A & R Comercio e Serviços de Informática Ltda (“Pluri”)	3,926	—	—	—	—	—
Saraiva Educacao SA.	1,236	—	—	1,133	—	—
Sociedade Educacional Parana Ltda.	406	—	—	—	890	—
Acel Administracao De Cursos Educacionais Ltda.	138	—	—	—	46	—
Sociedade Educacional Neodna Cuiaba Ltda.	101	—	—	—	—	—
Ecsa Escola A Chave Do Saber Ltda.	148	—	—	—	—	—
Colégio Motivo Ltda.	372	—	—	—	635	—
Sistema P H De Ensino Ltda.	1,877	—	—	—	1,713	—
Sistema Pitagoras De Educacao	436	—	—	—	—	—
Sociedade Educacional Doze De Outubro Ltda	68	—	—	—	112	—
Editora E Distribuidora Educacional SA.	1,834	—	9,161	825	—	—
Somos Operações Escolares SA.	—	29,132	—	181	—	22,639
Others	240	—	—	—	354	—

	15,193	30,152	21,150	7,245	3,750	22,639

Vasta Platform (Successor)

Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the three month period ended as of March 31, 2019

(i)	Refers to finance costs with bonds subscribed by SABER and with loans.
(ii)	Primarily refers to the amounts arising from the direct sales of printed books and learning systems to other entities of Cogna’s Group for resale to its direct clients.

a.	Suppliers and other arrentements with related parties

The Business is the legal obligor for purchases of certain raw materials used in activities related to other businesses of the Parent Entity that are not included in these Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019 in the amount of R$ 169,339 as of March 31, 2020 (R$ 207,174 as of December 31, 2019).

b.	Guarantees related to contingencies acquired through past business combination

In December 2019, the Business and Cogna Group signed the agreement to legally bind the indemnification from the seller in connection with the acquisition of Somos by Cogna Group, in order to indemnify the Business for any and all losses that may be incurred related to all contingencies or lawsuits events related to the Predecessor up to the maximum amount of R$151.1 million (R$ 149.6 million as of December 31, 2019). See Provision for risks of tax, civil and labor losses and judicial deposits and escrow account footnote (note 20).

c.	Cost sharing agreements with related parties

The Business and its related parties expensed certain amounts based on an apportionment from Cogna related to shared services, including the shared service center, IT expenses, propriety IT systems and legal and accounting activities, and shared warehouses and other logistic activites. The expenses related to these apportionments were recognized in these Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 in amount of R$ 21,150. In the Combined Carve-out Financial Statements as of March 31, 2019 these expenses were recognize according to assumptions defined by the Management based on the nature of expense shared attributable to the Business.

d.	Brand and Copyrights sharing agreements with related parties

During November and December 2019, the Business and its related parties entered into brand and copyrights sharing agreements with related parties, as follows:

—

On November 11, 2019, the Business and EDE entered into a copyright license agreement whereby EDE agreed to grant a license, at no cost to Business, for commercial exploitation and use of copyrights related to the educational platform materials. This agreement is valid for three years.

—

On November 6, 2019, the Business entered into a trademark license agreement (as amended on 2020) with EDE for which Business has been granted at no cost the use rights related to the trademark “Pitágoras.” This agreement is valid for a period of 20 years, automatically and successively renewed for the same period.

—

On December 6, 2019, the Business also entered into two trademark license agreement (as amended on 2020) by which the use rights related to certain trademarks, such as “Somos Educação”, “Editora Atica”, “Editora Scipione,” “Atual Editora,” “Par Plataforma Educacional,” “Sistema Maxi de Ensino,” “Bilingual Experience,” “English Stars” and “Rede Cristã de Educação,”, have been granted at no cost to certain related parties. This agreement is valid for a period of 20 years, automatically and successively renewed for the same period.

Vasta Platform (Successor)

Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the three month period ended as of March 31, 2019

e.	Lease and sublease agreements with related parties

The Business and its related parties also shared the infrastructure of rented warehouses and other properties which are direct expenses of the Cogna Group. The expenses related to these rental payments were recognized in the Combined Carve-out Financial Statements as of December 31, 2019 according to assumptions defined by the Management based on utilization of these properties by the Business.

However, as part of its corporate restructuring (note 1) the Business has entered into lease and sublease agreements with its related parties on December 5, 2019, to continue to share these rented warehouses and other properties, as follows:

—	Commercial lease agreement

Lessee Entity	Counterpart lease agreement (Lessor)	Monthly payments	Mature	Rate	State of the property in use
Somos – Anglo	Editora Scipione S.A.	R$35	60 months from the agreement date	Inflation index	Pernambuco (Recife)
Somos – Anglo	Editora Ática S.A.	R$30	60 months from the agreement date	Inflation index	Bahia (Salvador)

—	Commercial sublease agreement

Entity (Sublessor)	Counterpart sublease agreement (Sublessee)	Monthly payments	Mature	Rate	State of the property in use
Editora e Distribuidora Educacional S.A (“EDE”)	Somos – Anglo	R$ 390	September 30, 2025	Inflation index	São Paulo (São Paulo)
Somos – Anglo	Editora Ática S.A.	R$439	September 30, 2025	Inflation index	São Paulo (São José dos Campos)
Somos – Anglo	SGE Comércio de Material Didático Ltda. (“SGE”).	R$15	September 30, 2025	Inflation index	São Paulo (São José dos Campos)
Somos – Anglo	Somos Idiomas S.A.	R$ 3	September 30, 2025	Inflation index	São Paulo (São José dos Campos)
Somos – Anglo	Saraiva Educação S.A. (“Sariva”)	R$ 113	September 30, 2025	Inflation index	São Paulo (São José dos Campos)
Somos – Anglo	Livraria Livro Fácil Ltda.(“Livro Fácil”)	R$ 82	September 30, 2025	Inflation index	São Paulo (São José dos Campos)
Somos – Anglo	Editora e Distribuidora Educacional S.A (“EDE”)	R$ 43	September 30, 2025	Inflation index	São Paulo (São José dos Campos)

The income from these lease and sublease agreements were recognized in these Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 in the amount of R$ 7,245.

f.	Remuneration of key management personnel

Key management personnel include the members of the Board of Directors and the Audit Committee, the CEO and the vice-presidents of Cogna Group, for which the nature of the tasks performed were related to the activities of the Business.

Vasta Platform (Successor)

Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the three month period ended as of March 31, 2019

For the period ended March 31, 2020, key management remuneration allocated to the Business, including charges and variable remuneration totaled R$ 1,293 (R$ 1,736 for the period ended as of March 31, 2019). For the Business management members, the following benefits are granted: healthcare plan, share-based compensation plan, discounts on monthly tuition of K-12 in the Cogna Group’s schools, besides discounts over the Business’ own products.

The Business does not grant post-employment benefits, termination benefits or other long-term benefits for their key management personnel. For the three months period ended March 31, 2020 share-based compensation expenses in the amount of R$ 476 (R$ 343 for the period ended as of March 31, 2019), were paid to key management or incurred by the Business.

Key management personnel compensation comprised the following:

	For the three months ended March 31,
	2020	2019
Short-term employee benefits	817	1393
Share-based compensation plan	476	343

	1,293	1,736

g.	Guarantees related to finance

According note 13, on November 21, 2018, MindMakers, entered into a bank credit note (cédula de crédito bancário) in favor of Banco de Desenvolvimento de Minas Gerais S.A. – BDMG, for an aggregate amount of R$1,676 with a maturity date of November 15, 2026. A personal lien to secure this bank credit note was granted by certain individuals, including Mr. Mario Ghio Junior, our chief executive officer and a member of our board of directors.

20.	Provision for risks of Tax, Civil and Labor losses and Judicial deposits and escrow accounts

The Management classifies the likelihood of loss of judicial/administrative proceedings in which the Business is a party as a defendant. Provisions are recorded for contingencies classified as probable and in amount Management believes it is sufficient to cover probable losses or when related to business combinations.

Also, in connection with the acquisition of Somos Group by Cogna Group, as described in Note 1, and pursuant to IFRS 3 - “Business Combinations”, provisions for contingent liabilities assumed by Cogna were recognized when potential non-compliance with labor and civil legislation arising from past practices of subsidiaries acquired were identified. Thus, at acquisition date, Cogna reviewed all proceedings whose responsibility were transferred to assess whether there was a present obligation and if the fair value could be measured reliably.

Vasta Platform (Successor)

Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the three month period ended as of March 31, 2019

a.	Composition

	March 31, 2020	December 31, 2019
Proceedings whose likelihood of loss is probable
Tax proceedings (i)	563,190	557,782
Labor proceedings (ii)	6,591	9,967
Civil proceedings	—	1

	569,781	567,750
Liabilities assumed in Business Combination
Labor proceedings (ii)	38,479	41,226
Civil proceedings	49	31

	38,528	41,257
Total of provision for risks of Tax, Civil and Labor losses	608,309	609,007

(i)

Primarily refers to income tax positions taken by the predecessor Somos Anglo and the Successor in connection with a corporate reorganization held by the predecessor in 2010. In 2018, given a tax assessment via an Infraction Notice received by the predecessor for certain periods opened for tax audit coupled with an unfavorable jurisprudence on a similar tax case also reached in 2018, the Business reassessed this income tax position and recorded a liability, including interest and penalties, in the Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019.

(ii)

The Business is a party to labor demands, which the most frequent cases refer to holiday proportional, salary differential, night additional pay, overtime, social charges, among others. There are no individual labor demands with material values that require specific disclosure.

The changes in provision for the period ended March 31, 2020 and were as follows:

	December 31, 2019	Additions	Reversals	Interest	Total effect on the result	Payments	March 31, 2020
Tax proceedings	557,782	767	(773)	5,414	5,408	—	563,190
Labor proceedings	51,193	172	(1,439)	233	(1,034)	(5,089)	45,070
Civil proceedings	32	28	(13)	2	17	—	49

Total	609,007	967	(2,225)	5,649	4,391	(5,089)	608,309

Reconciliation with profit or loss for the period
Finance expense		—	—	(5,649)
General and administrative expenses		(200)	2,225	—
Income tax and social contribution		(767)	—	—

Total		(967)	2,225	(5,649)

Vasta Platform (Successor)

Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the three month period ended as of March 31, 2019

	As of December 31, 2018	Additions	Reversals	Interest	Total effect on the result	March 31, 2019
Tax proceedings	502,764	7,368	(169)	3,164	10,363	513,127
Labor proceedings	49,652	3,553	(254)	741	4,041	53,692
Civil proceedings	2,149	—	—	35	35	2,184

Total	554,565	10,921	(423)	3,941	14,439	569,004

Reconciliation with profit or loss for the period
Finance expense		—	—	(3,941)
General and administrative expenses		(3,553)	423	—
Income tax and social contribution		(7,368)	—	—

Total		(10,921)	423	(3,941)

b.	Judicial Deposits and Escrow Accounts

Judicial deposits and escrow accounts recorded as in non-current assets are as follows:

	March 31, 2020	December 31, 2019
Tax proceedings	1,419	1,419
Labor proceedings	574	955
Indemnification asset -Former owner	5,658	5,476
Indemnification asset – Related Parties (i)	151,093	149,600
Escrow-account (ii)	14,673	15,482

	173,417	172,932

(i)

Refers to an indemnification asset from the seller in connection with the acquisition of Somos by Cogna Group and recognized at the date of the business combination as of October 11, 2018, in order to indemnify the Business for any and all losses that may be incurred related to all contingencies or lawsuits events related to the Predecessor up to the maximum amount of R$151.1 million (R$ 149.6 million as of December 31, 2019).

(ii)

Refers to guarantees received in past business combinations related to loss contingencies whose likelihood of loss is probable, and therefore which responsibility lies with the former owners. According to the Sale Agreement, these former owners would reimburse the Business in case of payments are required if and when contingencies materialize.

21.	Current and Deferred Income Tax and Social Contribution

Income tax expense is recognized at an amount determined by multiplying the profit (loss) before tax for the interim reporting period by the Business best estimated of the weighted-average annual income tax rate expected for the full financial year, adjusted for the tax effect of a certain items recognized in full in the interim period. As such, the effective rate in the unaudited interim condensed combined carve-out financial statements may differ from the Business estimate of the effective tax rate for the annual financial statements.

Vasta Platform (Successor)

Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the three month period ended as of March 31, 2019

The Business effective tax rate for the period ended March 30, 2020 and 2019 were 29.2% and 34.8% respectively (Combined nominal statutory rate of income tax and social contribution is 34%).

22.	Share-based compensation

Certain employees of the Business participate in a restricted share compensation plan of Cogna Group which is detailed below.

On September 3, 2018, Cogna Group´ stockholders approved a restricted share-based compensation plan, on which may be granted rights to receive a maximum number of restricted shares not exceeding 19,416,233 shares, corresponding to 1.18% of the Cogna Group’s total share capital at the Plan’s approval date, excluding shares held in treasury on such date. This program should be wholly settled with the delivery of the shares.

Cogna Group´s obligation to transfer the restricted shares under the Plan, in up to 10 days from the end of the vesting period, is contingent upon the continuing employment relationship of the employee or officer, as appropriate, for a period of three years from the date the respective agreement is signed.

The number of outstanding restricted shares as of March 31, 2020 was 155,919 and the grant date fair value was 10.58.

the Business statement of profit or loss and other comprehensive income and its Parent’s Net Investment were impacted by this share-based plan by R$ 476 for the period ended as of March 31, 2020 (R$ 343 for the period ended as of March 31, 2019).

23.	Net Revenue from sales and Services

The breakdown of net sales of the Business for the period ended March 31, 2020 and 2019 are shown below. The revenue is disaggregated into the categories the Business believes depict how and the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

	For the three months ended March 31,
	2020	2019
Learning Systems
Gross revenue	191,283	197,063
Deductions from gross revenue
Taxes	(210)	(42)
Discounts	(15,810)	(17,245)
Returns	(6,006)	(7,966)

Net revenue	169,257	171,810

Textbooks
Gross revenue	135,423	104,553
Deductions from gross revenue
Taxes	(385)	(315)
Returns	(23,831)	(17,645)

Net revenue	111,207	86,593

Vasta Platform (Successor)

Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the three month period ended as of March 31, 2019

	For the three months ended March 31,
	2020	2019
Complementary Education Services
Gross revenue	33,189	23,198
Deductions from gross revenue
Taxes	(485)	(439)
Returns	(1,400)	(623)

Net revenue	31,304	22,136

Other services (i)
Gross revenue	6,439	5,312
Deductions from gross revenue
Taxes	(494)	(440)

Net revenue	5,945	4,872

Total Content & EdTech
Gross revenue	366,334	330,126
Deductions from gross revenue
Taxes	(1,574)	(1,236)
Discounts	(15,810)	(17,245)
Returns	(31,237)	(26,234)

Net revenue	317,713	285,411

Total Digital Services
Gross revenue	77,302	69,673
Deductions from gross revenue
Taxes	(1,808)	(1,190)
Returns	(789)	(840)

Net revenue	74,705	67,643

Total
Gross revenue	443,636	399,799
Deductions from gross revenue
Taxes	(3,382)	(2,426)
Discounts	(15,810)	(17,245)
Returns	(32,026)	(27,074)

Net revenue	392,418	353,054

Sales	389,088	350,058
Services	3,330	2,996

Net revenue	392,418	353,054

(i)	Refers also to revenue from textbook sales of preparatory course for university admission exams.

Vasta Platform (Successor)

Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the three month period ended as of March 31, 2019

The Business applies the practical expedient in paragraph 121.b of IFRS 15 and does not disclose information about its remaining performance obligations because the Business has a right to consideration from its customers in an amount that corresponds directly with the value to the customer of the Business’ performance completed to date.

a.	Seasonality

The Business’ revenue is subject to seasonality since the main deliveries of printed materials and digital materials to customers occur in the last quarter of each year (typically in November and December), and in the first quarter of each subsequent year (typically in February and March), and revenue is recognized when the customers obtain control over the materials. In addition, the printed and digital materials delivered in the fourth quarter are used by customers in the following school year and, therefore, fourth quarter results reflect the growth in the number of students from one school year to the next, leading to higher revenue in general in the fourth quarter compared with the preceding quarters in each year. Consequently, in aggregate, the seasonality of revenue generally produces higher revenue in the first and fourth quarters of our fiscal year. In addition, the Business generally bills its customers during the first half of each school year (which starts in January), which generally results in a higher cash position in the first half of each year compared to the second half. A significant part of the Business’ expenses is also seasonal. Due to the nature of the business cycle, the Business needs significant working capital, typically in September or October of each year, in order to cover costs related to production and inventory accumulation, selling and marketing expenses, and delivery of the teaching materials at the end of each year in preparation for the beginning of each school year. As a result, these operating expenses are generally incurred between September and December of each year.

Purchases through the Business’ Livro Fácil e-commerce platform are also very intense during the back-to-school period, between November, when school enrollment takes place and families plan to anticipate the purchase of products and services, and February of the following year, when classes are about to start. Thus, e-commerce revenue is mainly concentrated in the first and fourth quarters of the year.

24.	Costs and Expenses by Nature

	For the three months ended March 31,
	2020	2019
Salaries and payroll charges	(62,121)	(49,121)
Raw materials and productions costs	(124,640)	(118,483)
Depreciation and amortization	(42,084)	(41,262)
Editorial costs	(14,439)	(18,558)
Copyright	(21,951)	(24,487)
Advertising and publicity	(20,086)	(13,361)
Utilities, cleaning and security	(7,546)	(3,076)
Rental and condominium fees	(4,819)	(1,014)
Third-party services	(4,497)	(6,201)
Travel	(4,198)	(2,664)
Consulting and advisory services	(8,422)	(5,049)
Impairment losses on trade receivables	(10,319)	(4,780)
Material	(511)	(1,033)

Vasta Platform (Successor)

Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the three month period ended as of March 31, 2019

	For the three months ended March 31,
	2020	2019
Taxes and contributions	(442)	(652)
Reversal (provision) for risks of tax, civil and labor losses	2,025	(3,131)
Provision for losses with obsolete inventories	2,326	792
Income from lease and sublease agreements with related parties	7,245	—
Other income, net	812	2,004

	(313,667)	(290,073)

Cost of sales and services	(167,333)	(179,294)
Commercial expenses	(37,793)	(38,313)
General and administrative expenses	(99,034)	(69,550)
Impairment losses on trade receivable	(10,319)	(4,780)
Other operating income, net	812	2,004

	(313,667)	(290,073)

25.	Segment Reporting

Information reported to the Chief Operating Decision Maker (CODM) for the purposes of resource allocation and assessment of segment performance is focused on revenue, “profit (loss) before finance result and tax”, assets and liabilities segregated by the nature of the services provided to the Business’ customers. Thus, reportable segments are: (i) Content & EdTech Platform; and (ii) Digital Platform.

The Content & EdTech platform derives its results from core and complementary educational content solutions through digital and printed content, including textbooks, learning systems and other complimentary educational services.

The Digital Platform aims to unify the entire school administrative ecosystem, enabling private schools to aggregate multiple learning strategies and help them to focus on education, through the Business’ physical and digital e-commerce platform (Livro Fácil) and other digital services. The operations related to this segment initiated with the acquision of Livro Fácil.

Due to the nature of the Business’ e-commerce platform, the Content & EdTech Platform segment sells its printed and digital content to the Digital Platform segment. These transactions are priced on an arm’s length basis and are to be settled in cash. However, the eliminations made in preparing these Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Unaudited Interim Combined Carve-out Financial Statements as of March 31, 2019 are included in the measure of the segment’s profit or loss that is used by the CODM, and therefore the amounts presented herein are net of such intrasegment transactions.

Vasta Platform (Successor)

Unaudited Interim Condensed Combined Financial Statements as of March 31, 2020 and Combined Carve-out Financial Statements as of December 31, 2019, and unaudited Interim Condensed Combined Carve-out Financial Statements for the three month period ended as of March 31, 2019

The following table presents the Business’ revenue, its reconciliation to “profit (loss) before finance result and tax” results, assets and liabilities by reportable segment. No other information is used by the CODM when assessing segment performance.

	For the three months ended March 31, 2020
	Content & EdTech Platform	Digital Services Platform	Total
Net revenue from sales and services	317,717	74,701	392,418
Cost of goods sold and services	(98,203)	(69,130)	(167,333)

Operating income (expenses):
General and administrative expenses	(91,553)	(7,481)	(99,034)
Commercial expenses	(37,792)	(1)	(37,793)
Other operating income	812	—	812
Impairment losses on trade receivables	(9,571)	(748)	(10,319)

Operating profit before finance result	81,410	(2,659)	78,751

Assets	6,163,470	163,469	6,326,939
Current and non-current liabilities	3,038,247	165,447	3,203,694

	For the three months ended March 31, 2019
	Content & EdTech Platform	Digital Services Platform	Total
Net revenue from sales and services	285,995	67,059	353,054
Cost of goods sold and services	(116,662)	(62,632)	(179,294)

Operating income (expenses):
General and administrative expenses	(64,083)	(5,607)	(69,690)
Commercial expenses	(38,314)	1	(38,313)
Other operating income	2,004	—	2,004
Impairment losses on trade receivables	(4,780)	—	(4,780)

Operating profit (loss) before finance result	64,161	(1,180)	62,981

Assets	6,094,190	73,604	6,167,794
Current and non-current liabilities	3,002,157	65,554	3,067,711

Segments’ profit represents the profit earned by each segment without finance results and income tax expense. This is the measure reported to the CODM for the purpose of resource allocation and assessment of segment performance.

The Business has all its operations held in Brasil, with no revenue from foreign customers. Additionally, no single customer contributed ten per cent or more to the Business and Segments revenue in either the period March 31, 2020 and 2019.

26.	Non-cash transactions

Non-monetary transactions for the three months ended March 31,2020 and 2019 are, respectively: (i) Additions of right use and finance lease in the amount of R$ 12,242 and R$ 697 (note 11 and 15), and, (ii) Disposals of contracts of right use and finance lease in the amount of R$ 3,331 and R$ 9,359 (note 15).

VASTA Platform

(Successor)

Combined Carve-out Financial Statements

as of December 31, 2019, 2018 and for

the year ended December 31, 2019 and

for the period from October 11 to

December 31, 2018.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Vasta Platform Limited (Successor):

Opinion on the combined carve-out financial statements

We have audited the accompanying combined carve-out statements of financial position of Vasta Platform Limited (the Company) as of December 31, 2019 and December 31, 2018, the related combined carve-out statements of profit or loss and other comprehensive income, statement of changes in parent’s net investment, and statement of cash flows for the year ended December 31, 2019 and the period from October 11, 2018 to December 31, 2018, and the related notes (collectively, the combined carve-out financial statements). In our opinion, the combined carve-out financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2019 and the period from October 11, 2018 to December 31, 2018, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

These combined carve-out financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined carve-out financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined carve-out financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined carve-out financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined carve-out financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined carve-out financial Statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2016.

/s/ KPMG Auditores Independentes

São Paulo - Brazil

June 11, 2020

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

Combined Carve-out Statement of Financial Position

In thousands of R$
	Note	As of December 31, 2019	As of December 31, 2018
Assets
Current assets
Cash and cash equivalents	8	43,287	102,231
Trade receivables	9	388,847	319,758
Inventories	10	222,236	262,182
Taxes recoverable		13,427	13,140
Income tax and social contribution recoverable		36,859	22,622
Prepayments		22,644	8,767
Other receivables		1,735	9,325
Related parties – other receivables	19	38,141	—

Total current assets		767,176	738,025

Non-current assets
Judicial deposits and escrow accounts	20	172,932	168,452
Deferred income tax and social contribution	21	57,340	87,971
Property, plant and equipment	11	184,961	58,306
Intangible assets and goodwill	12	4,985,385	5,086,937

Total non-current assets		5,400,618	5,401,666

Total Assets		6,167,794	6,139,691

The footnotes to these combined carve-out financial statements are an integral part of the Financial Statements.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

Combined Carve-out Statement of Financial Position

In thousands of R$
	Note	As of December 31, 2019	As of December 31, 2018
Liabilities
Current liabilities
Bonds and financing	13	440,947	339,859
Lease liabilities	15	7,101	—
Suppliers	14	223,658	229,529
Suppliers-related Parties	19.a	207,174	230,816
Taxes payable		867	1,065
Income tax and social contribution payable		18,784	7,792
Salaries and social contributions	18	61,748	85,558
Contract liabilities and deferred income	16	49,328	76,001
Accounts payable for business combination	17	1,772	646
Other liabilities		3,911	3,402
Other liabilities - related parties	19	49,244	—
Loans from related parties	19	29,192	—

Total current liabilities		1,093,726	974,668

Non-current liabilities
Bonds and financing	13	1,200,000	1,318,608
Lease liabilities	15	146,613	—
Accounts payable for business combination	17	9,169	10,062
Provision for risks of tax, civil and labor losses	20	609,007	554,565
Contract Liabilities and deferred income	16	9,196	13,287

Total non-current liabilities		1,973,985	1,896,522

Parent’s Net Investment
Net investment		3,100,083	3,268,501

Total liabilities and parent’s net investment		6,167,794	6,139,691

The footnotes to these combined carve-out financial statements are an integral part of the Financial Statements.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

Combined Carve-out Statement of Profit or Loss and Other Comprehensive Income

In Thousands of R$
	Note	Year ended December 31, 2019	October 11 to December 31, 2018
Net revenue from sales and services	23	989,683	246,361

Sales		971,250	241,221
Services		18,433	5,140
Cost of goods sold and services	24	(447,049)	(69,903)
Gross profit		542,634	176,458

Operating income (expenses)
General and administrative expenses	24	(276,427)	(84,898)
Commercial expenses	24	(184,592)	(51,151)
Other operating income	24	5,136	7,615
Other operating expenses	24	—	(4,747)
Impairment losses on trade receivables	9 and 24	(4,297)	(2,283)

Profit before finance results and taxes		82,454	40,994

Finance results
Finance income	25	5,416	3,910
Finance costs	25	(178,185)	(41,214)

		(172,769)	(37,304)
(Loss) profit before income tax and social contribution		(90,315)	3,690

Income tax and social contribution
Current	21	(22,113)	(4,750)
Deferred	21	51,720	20

Net loss for the year / period		(60,708)	(1,040)

Other comprehensive (loss) for the year / period		—	—
Total comprehensive loss for the year / period		(60,708)	(1,040)

The footnotes to these combined carve-out financial statements are an integral part of the Financial Statements.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

Combined Carve-out Statement of Changes in Parent’s Net Investment

In Thousands of R$
	Note	Parent’s Net Investments
Balances at October 11, 2018		3,302,414

Net loss for the period		(1,040)
Share-based compensation plan		475
Parent’s net investment (deficit)		(33,348)

Balances at December 31, 2018		3,268,501

Adjustments on initial application of IFRS 16 Adoption, net of tax	4.a	(283)

Adjusted balance at January 1, 2019		3,268,218

Net loss for the year		(60,708)
Capitalization of bonds	13	1,508,297
Contribution of bonds from parent company	13	(1,535,801)
Share-based payment contibutions	22	1,372
Derecognition of deferred tax assets	21	(83,859)
Parent’s net investment		2,564

Balances at December 31, 2019		3,100,083

The footnotes to these combined carve-out financial statements are an integral part of the Financial Statements.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

Combined Carve-out Statement of Cash Flows

In Thousands of R$
	Notes	Year ended December 31, 2019	October 11 to December 31, 2018
CASH FLOWS FROM OPERATING ACTIVITIES
(Loss) Profit before income tax and social contribution		(90,315)	3,690
Adjustments for:
Depreciation and amortization	11 and 12	164,932	21,770
Impairment losses on trade receivables	9	4,297	2,283
Reversal of provision for risks of tax, civil and labor losses	20	(3,325)	(19)
Interest on provision for risks of tax, civil and labor losses	20	41,428	6,591
Provision (reversal) for obsolete inventories	10	6,831	(3,098)
Interest on bonds and financing	13	92,583	25,611
Refund liability and right to returned goods		(24,939)	20,759
Imputed interest on suppliers		3,364	6,611
Interest on accounts payable for business combination	17	233	119
Share-based payment expense	22	1,372	475
Interest on lease liabilities	15	16,312	—
Residual value of disposals of property, plant and equipment and intangible assets	11 and 12	5,777	6,653

		218,550	91,445
Changes in:
Trade receivables		(73,386)	(151,986)
Inventories		29,754	32,910
Prepayments		(13,877)	18,633
Taxes recoverable		(14,524)	(2,285)
Judicial deposits and escrow accounts		(4,480)	(150)
Other receivables		7,590	(6,221)
Suppliers		(9,235)	28,206
Salaries and social charges		(23,810)	(1,403)
Tax payable		17,573	13,909
Contract liabilities and deferred income		(2,464)	(1,959)
Other receivables and liabilities from related parties		11,103	—
Other payables		4,879	(13,711)

Cash from operating activities		147,673	7,388
Income tax and social contribution paid		(14,060)	(3,873)
Interest lease liabilities paid	15	(8,685)	—
Payment of interest on bonds and financing	13	(117,696)	(443)

Net cash from operating activities		7,232	3,072
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment	11	(12,808)	(6,099)
Additions to intangible assets	12	(37,461)	(10,686)

Net cash used in investing activities		(50,269)	(16,785)

CASH FLOWS FROM FINANCING ACTIVITIES
Suppliers - related Parties		(23,642)	(11,675)
Loans from related parties	19	29,192	—
Lease liabilities paid	15	(24,021)	—
Parent’s Net Investment		2,564	(33,348)

Net cash used in financing activities		(15,907)	(45,023)

NET DECREASE IN CASH AND CASH EQUIVALENTS		(58,944)	(58,736)

Cash and cash equivalents at beginning of year /period	8	102,231	160,967
Cash and cash equivalents at end of year	8	43,287	102,231

NET DECREASE IN CASH AND CASH EQUIVALENTS		(58,944)	(58,736)

The footnotes to these combined carve-out financial statements are an integral part of the Financial Statements.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

Notes to the combined carve-out financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

1.	General Information

VASTA Platform (hereinafter referred to as the “Business”), is not a separate legal entity. The Business is comprised of combined carved-out historical balances of certain assets, liabilities and results of operations related to the delivery of educational content for private sector basic and secondary education (“K-12 curriculum”) previously carried out by the legal entity Cogna Educação S.A. and it’s subsidiaries (hereinafter referred to as “Cogna” or “Parent Entity”, or in combination with its subsidiaries, the “Cogna Group”) as from October 11, 2018.

On October 11, 2018, Cogna (the ultimate Parent) acquired control over Somos Educação S.A (hereinafter referred to as “Somos” or in combination with its subsidiaries, the “Somos Group”) for a consideration of R$6.3 billion (the “Acquisition”), comprised of R$5.7 billion in cash and R$0.6 billion which was deposited in a restricted escrow account. As described in Note 2, R$3.3 billion of this amount was allocated to the K-12 Business of the Somos Group for purpose of these combined carve-out financial statements. As a result of the Acquisition, Cogna started managing its K-12 Business as VASTA Platform (Successor), representing the combination of the K-12 curriculum businesses held by Somos (“Somos – Anglo”) and the K-12 Business held by Cogna (“Pitagoras” (operations included in the legal entity Saber Serviços Educacionais S.A.) or in combination with Somos – Anglo, the “Predecessor Entities”). Since the Acquisition (i) was accounted for using the acquisition method of accounting and such accounting results in increased amortization and depreciation reported in future periods, the carve-out financial statements of the predecessors and the successor are not comparable in all material respects; and (ii) caused Pitágoras to come under common control with Somos-Anglo, these combined carve-out financial statements represent the financial position and results of operations of the Successor entity and do not present comparative information.

As part of an effort to streamline its operations, Cogna Group performed a comprehensive corporate restructuring concluded on December 31, 2019, to enhance the corporate structure (i.e. reduce the number of legal entities in the Cogna Group) and improve overall synergies. Through this process, the Business’ activities currently restructured in the legal entity Somos Sistemas de Ensino S.A (“Somos Sistemas”) will be spun-off to VASTA Platform Limited (Successor) during 2020. As all the entities that were involved in the corporate restructuring are under common control, this reorganization was accounted for using the historical basis of the related assets and liabilities as recorded by the Cogna Group and did result in an overall change in the shareholding structure.

These combined carve-out financial statements include historical financial information and operations from the following legal entities (“Parent Entities”):

•	Somos Educação S.A. (“Somos”);

•	Somos Sistemas de Ensino S.A. (“Somos Sistemas”);

•	Editora Ática S.A. (“Ática”);

•	Saraiva Educação S.A. (“Saraiva”);

•	Editora Scipione S.A. (“Scipione”);

•	Maxiprint Editora Ltda. (“Maxiprint”);

•	Red Ballon – Somos Idiomas S.A. (“English Star”);

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

•	Livraria Livro Fácil Ltda (“Livro Fácil”);

•	Colégio Anglo São Paulo Ltda. (“Colégio Anglo”); and

•	Saber Serviços Educacionais S.A. (“Saber”)

The Business’ activities include integrated solutions for Basic Education that comprehends a platform of products (including process of creation and manufacturing books), learning systems, solutions and technology support services focused on early childhood education, primary education and high school. Accordingly, the Business’ is mainly engaged in: (i) preparing, selling, and distributing textbooks, teaching aids, and workbooks, especially with educational, literary, and information contents as well as teaching systems; (ii) developing educational solutions for elementary, basic and high school education activities; (iii) developing software for adaptive teaching and optimizing academic management.

These combined carve-out financial statements were prepared for its inclusion in a Registration Statement (“Form F-1”) of VASTA Platform Limited (Successor) with the Securities and Exchange Commission (“SEC”) of the United States of America and were authorized for issuance by Management on June 11, 2020.

2.	Preparation basis and presentation of Combined Carve-out Financial Statements

The combined carve-out financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations as issued by the International Accounting Standards Board (“IASB”). All IFRS issued by the IASB, effective at the time of preparing these combined carve-out financial statements have been applied.

The preparation of combined carve-out financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Business’ accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the combined carve-out financial statements are disclosed in Note 3.

IFRS provides no guidelines for the preparation of combined carve-out financial statements, which are therefore subject to the principles given in International Accounting Standards (IAS) 8.12. This paragraph requires consideration of the most recent pronouncements of other standard-setting bodies that use a similar conceptual framework to delevop accounting standards, other financial accounting literature and acceptable industry practices.

These combined carve-out financial statements were prepared in order to present the Business’ historical financial position, the performance of its operations and its respective cash flows as of December 31, 2019 and for the period from October 11 to December 31, 2018. These combined carve-out statements aim to materially reflect the financial statements of the “K-12 curriculum” private business as if it had operated as a separate entity from Parent Entity.

The combined carved-out assets, liabilities and results of operations of the Business were obtained based on the historic accounting records of Parent Entities. The balances in trade receivables, inventories, property, plant and equipment, intangible assets and goodwill, suppliers, bonds and financing, provision for risks of tax, civil and labor losses, financial expenses related to said bonds and financing, revenue and costs of goods sold and services relating to the Business were individually identified.

Carve-out expenses related to salaries, social contributions and share-based programs, including those related to the members of the Board of Directors and the Audit Committee, the CEO, the vice-presidents and the statutory officers of Cogna Group, were allocated to the Business through assessment of the nature of the tasks performed by Parent Entity’s key personnel and employees and their connection with the activities of the Business.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

Historically, Cogna Group provided certain corporate functions to the Business and costs associated with these functions were allocated to the Business. These functions included corporate communications, human resources, treasury, corporate controllership, internal audit, information technology, corporate and legal compliance, and insurance. The costs of such services were allocated to the Business based on the most relevant allocation method to the service provided, primarily based on relative percentage of headcount or revenue attributable to the Business. The charges for these functions are included in general, and administrative expenses in the combined carve-out statement of profit or loss and other comprehensive income.

Cash and cash equivalents and changes in cash flows, of Somos Sistemas, Livro Fácil Ltda. and Colégio Anglo, held locally and specifically related to the operations of the Business, have been included in these combined carve-out financial statements. Except for those entities, allocated costs and expenses have generally been considered to have been paid by the Parent Entities in the year in which the costs were incurred. Amounts receivable from or payable to the Parent Entities have been classified in the combined carve-out statement of financial position within “Parent´s net investment”. The Business reflected the cash received from and expenses paid by the Parent Entities on behalf of the Business’ operations as a component of “Net investment” in the combined carve-out statement of changes in parent´s net investment and combined carve-out statement of cash flows.

Income taxes were determined based on the assumption that the operations carved-out to the Business were a single separate taxable entity. This assumption implies attributable income was determined based on a carve-out basis and adjusted to reflect applicable regulations. Thus, determination of income tax and social contribution expenses is based on assumptions, attributions and estimates, including those used to prepare these combined carve-out financial statements. The taxes paid have been allocated based on amounts that would have been due if the business were a separate reporting entity.

Management believes that the assumptions used in these combined carve-out financial statements, including assumptions related to recognition of general expenses are reasonable. However, the combined carve-out financial statements may not be indicative of the Business’ future performance and may not reflect what the consolidated results of operations, financial position and cash flows would have been had the Business operated as an independent entity during the period presented and thus should not be used to calculate dividends, taxes or for other corporate purposes. To the extent that an asset, liability, revenue or expense is directly associated with the Business, it is reflected in the accompanying combined carve-out financial statements.

All significant intercompany transactions and balances within the Business have been eliminated.

As described in Note 1, Cogna Group acquired control over the Somos Group on October 11, 2018. The acquisition was accounted by Cogna Group using the acquisition method of accounting in accordance with IFRS 3 – Business Combinations, i.e. the consideration transferred, and identifiable assets, liabilities and contingent liabilities acquired were measured at fair value, while goodwill is measured as the excess of consideration paid over those items.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

The following table presents the assets and liabilities acquired that were allocated to the carved-out operations and included in these combined carve-out financial statements based on the allocated carrying values included in Cogna Group´s consolidated financial statements:

Somos’ Assets and Liabilities Allocated to these Combined Carve-out Financial Statements

Current assets	648,600

Cash and cash equivalents	160,967
Trade receivables	140,991
Inventories (i)	281,708
Taxes recoverable	34,508
Prepayments	27,400
Other receivables	3,026
Non-current assets	2,121,706

Property, plant and equipment	56,852
Intangible assets - Trademarks (ii)	614,958
Intangible assets – Contractual Portfolio (iii)	1,109,388
Other intangible assets	87,939
Deferred tax assets	84,187
Judicial deposits and escrow accounts (v)	168,302
Other receivables	80
Current liabilities	879,381

Bonds and financing	311,030
Suppliers	414,095
Taxes payable	793
Salaries and social contributions	85,021
Contract liabilities and deferred income	57,355
Other liabilities	11,087
Non-current liabilities	1,881,188

Bonds and financing	1,322,270
Accounts payable for business combination	10,589
Provision for risks of tax, civil and labor losses (iv)	544,328
Other liabilities	4,001

Net Assets (A)	9,737

Total of Consideration paid for the Business (B) (vi)	3,296,000

Goodwill (B - A) (vii)	3,286,263

(i)

Market comparison technique: The fair value is determined based on the estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

(ii)

Trademark-related intangible asset’s fair value was obtained based on: net revenue was estimated taking into account the contractual customer relationships existing on the acquisition date; royalty rates of 6% for publishing companies and 7.2% for teaching systems were used based in the market rates of companies with similar activities as the Business, which represents a market rate; at last, the discount rate (Weighted Averaged Cost of Capital (“WACC”)) used was 13% p.a.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

(iii)

The following assumptions were used to determine the contractual portfolio’s fair value: the same estimated revenue described in the previous item was considered, with an average contract termination period of three years and three months; A nominal discount rate of 13.5% p.a. was used, which is equivalent to the WACC, plus an additional risk premium, of 0.5%.

(iv)

Provisions for contingent liabilities assumed by the Business were recognized when potential non-compliance with labor and civil legislation arising from past practices of Somos were identified. Thus, at acquisition date, the Business assessed whether there was a present obligation and if the fair value could be measured reliably. Fair value was estimated based on the evaluation of available evidence, including the advice of internal and external legal advisors.

(v)

Includes an indemnification asset from the seller in connection with the acquisition of Somos by Cogna Group, in order to indemnify the Business for any and all losses that may be incurred related to all contingencies or lawsuits events related to the Predecessor up to the maximum amount of R$149.6 million.

(vi)	Refers to consideration paid for other businesses of Somos Educação S.A. that are not part of these combined carve-out financial statements.
(vii)

Goodwill is recognized based on expected synergies from combining the operations of the acquiree and the acquiror, as well as due to an expected increase in the Business’ market-share due to the penetration of the business products and services in regions where the Business did not operate before. Also, the current tax law allows the deductibility of the acquisition date goodwill and fair value of net assets acquired when a non-substantive action is taken after acquisition by the Business (i.e. when the Business merges or spin off the businesses acquired) and therefore the tax and accounting basis of the net assets acquired are the same as of the acquisition date. In this regard, as the Business considers it will be entitled to the deductibility of the amortization or depreciation of the net assets acquired after the completion of the corporate restructuring referred to in note 1 above , no deferred income tax was recorded on this Business Combination, except for the portion of goodwill and fair value adjustments of prior business combinations carried out by the Predecessor Somos Anglo which does not have a tax basis (for tax purposes goodwill and fair value adjustments are comprised of two components being the first component goodwill and fair value adjustment of prior business combination and the second component being the acquisition of the predecessor by the successor). See note 19 a for a discussion related to a tax Infaction Notice received by the predecessor Somos Anglo.

From the date of acquisition, October 11, to December 31, 2018, Somos - Anglo have contributed R$ 210,882 of revenue and a profit of R$ 16,940 million of “profit before income tax and social contribution”. If the acquisition had been concluded on January 1, 2018, the Business estimates its combined carve-out net revenue from sales and services would have been R$ 765,019 and a Net Loss of R$ 637,070 for the year ended on December 31, 2018.

a.	Functional and Presentation Currency

These combined carve-out financial statements are presented in thousands of Brazilian Real (“R$”), which is the Business functional currency. All financial information presented in R$ has been rounded to the nearest thousand value, except otherwise indicated.

b.	Measurement basis

The combined carve-out financial statements were prepared based on historical cost, except for certain assets and liabilities that are measured using fair values, as explained in the accounting policies below.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

3.	Use of estimates and judgements

In preparing these combined carve-out financial statements, Management has made judgements and estimates that affect the application of Business´ accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Those estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable and relevant under the circumstances. Revisions to estimates are recognized prospectively.

a.	Judgements

The following notes present the significant judgements that Management has made in the process of applying the Business accounting policies and that have the most significant effect on the amounts recognized in these combined carve-out financial statements.

•

Note 2 - Preparation basis and presentation of combined carve-out financial statements: criteria for the allocation of assets and liabilities, income and expenses, bonds and financing and related interest costs;

•	Note 5.i - Accounting Policies: Suppliers (including Reverse Factoring): assessment of the substance of the reverse factoring transactions held by the Business and its classification as suppliers;

•

Note 5.n - Accounting Policies: Revenue Recognition and Note 22 – Net revenue from sales and Services: identification of performance obligations within the Business’ contracts with customers and when they are satisfied (point-in-time vs. over-time) and revenue disaggregation.

•

Note 4.a - Determining the lease term of contracts with renewal options: The Business determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if reasonably certain to be exercised. The Business has the option, under some of its leases to lease the assets for additional terms. The Business applies judgment in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Business reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

b.	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities in the next financial year is included in the following notes:

•	Deferred taxes (Note 21.b)

The liability method (as described in IAS 12 - “Income Taxes”) is used to account for deferred income tax and social contribution in respect of temporary differences between the carrying amount of assets and liabilities and the related tax bases.

The amount of deferred tax assets is reviewed at the end of each reporting period and reduced for the amount that is no longer probable to be realized through future taxable profits. The estimates of the availability of future

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018 taxable income against which deductible temporary differences and tax losses may be used to realize deferred tax assets is subject to significant judgement. Additionally, future taxable profits may be higher or lower than the estimates considered in determining the deferred tax assets.

•	Provision for risks of tax, civil and labor losses (Note 20)

The Business is party to a number of judicial and administrative proceedings. It accounts for provisions for all judicial proceedings whose likelihood of loss is probable. The assessment of the likelihood of a loss and the estimate of probable disbursement by the Business, in connection of such losses, includes the evaluation of available evidence, including the advice of internal and external legal advisors. Management believes that provisions are sufficient and are correctly presented in the combined carve-out financial statements.

•	Impairment losses on trade receivables (Note 9.c.)

When measuring Estimated Credit Losses (“ECL”) the Business uses reasonable and supportable forward looking information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. The Business carries out analyses of trade receivables, considering the risks involved, and records a provision to cover future estimated losses.

The Business always measures its impairment losses on trade receivables at an amount equal to lifetime ECL estimated using a provision matrix on a monthly basis. This matrix is prepared by analyzing the receivables established each month (in the 12-month period) and the related composition per default range and by calculating the recovery performance. In this methodology, for each default range an estimated loss likelihood percentage is established, which considers current and prospective information on macroeconomic factors that affect the customers’ ability to settle the receivables.

The gross carrying amount of trade receivables is written off when the Business has no reasonable expectations of recovering the financial asset in its entirety or a portion thereof. Collection efforts continue to be made, even for the receivables that have been written off, and amounts are recognized directly in results upon collection

•	Provision for inventory obsolescence (Note 10)

When estimating its provision for inventory obsolescence, the Business uses an aging analysis consistent with its business model, assessment of the marketplace, industry trends, content relevance, feasibility of visual update and projected product demand as compared to the number of units currently in stock.

•	Impairment (Note 12)

The Business tests annually goodwill for impairment based on the recoverable amounts of Cash-generating Units (CGUs), that have been determined based on estimated value-in-use calculations. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from the budget for the next eight years and do not include restructuring activities to which the Business has not yet committed or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the Discounted Cash Flow (DCF) model as well as to expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill and indefinite lived intangible assets recognized by the Business. The key assumptions used to determine the recoverable amount for the different CGUs, including a sensitivity analysis, are disclosed and further explained in note 12 to this combined carve-out financial statements.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

•	Rights to Returned Goods and Refund Liabilities (Note 10 and Note 16)

Pursuant to the terms of the contracts with some customers, they are required to provide the Business with an estimate of the number of students that will access the content in the next school year (which typically starts in February of the following year), allowing the Business to start the delivery of its products. Since the contracts allows product returns (generally for period of four months from delivery date) up to a certain limit, the Business recognizes revenue for the amount that is expected to be received based on past experience, assuming that the other conditions for revenue recognition are met. Therefore, the amount of revenue recognized is adjusted for expected returns, which are estimated based on historical data on a portfolio basis. In these circumstances a refund liability and a right to recover returned goods asset are recognized.

The right to recover returned goods asset is measured at the former carrying amount of the inventory less any expected costs to recovered goods. The refund liability is included in Contract Liabilities and Deferred Income and the right to recover returned goods is included in Inventories. The Business reviews its estimate of expected returns at each reporting date and updates the amounts of the asset and liability accordingly.

•	Fair value measurements and valuation processes

In estimating the fair value of an asset or a liability, the Business uses market-observable data to the extent it is available. Where Level 1 inputs are not available, if needed, the Business engages third party qualified valuers to perform the valuation using Level 2 and / or Level 3 inputs. Business’ management establishes the appropriate valuation techniques and inputs to the model, working closely with the qualified external advisors when they are engaged in such activities.

The valuations of identifiable assets and contingent liabilities in business combinations could be particularly sensitive to changes in one or more unobservable inputs which were considered in the valuation process. Further information on the assumptions used in the valuation process of such items is provided in note 2.

Fair value measurement assumptions are also used for determination of expenses with Share-based Compensation, which are disclosed in note 21.

4.	New standards and interpretations

New standards issued by the IASB are effective for the year commencing on January 1, 2019.

a.	IFRS 16 - Leases

This standard introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low-value items.

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

Upon adoption of IFRS 16, the leases impacted the financial statements differently due to:

a)	Recognition of right-of-use assets and lease liabilities in the combined carve-out statement of financial position initially measured at present value of the future minimum lease payments;

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

b)	Recognition of depreciation expenses of right-of-use assets and interest expense on lease liabilities in the combined carve-out statement of profit or loss and other comprehensive income; and

c)

Separation of the total amount of cash paid on these transactions between principal (presented within financing activities) and interest (presented in operating activities) in the combined carve-out statement of cash flow.

The effect of adoption IFRS 16

The Business applied the new standard by choosing the modified retrospective approach with the cumulative effect recognized at the date of initial application within “Parent’s net investment” and did not restate comparative amounts for the year prior to first adoption. Right-of-use assets for property leases were measured on transition as if the new rules had always been applied but discounted using the lessee’s incremental borrowing rate at the date of initial application. All other right-of-use assets were measured at the amount of the lease liability on adoption (adjusted for any prepaid or accrued lease expenses).

In the transition process, the Business chose to not use the practical expedient that allows not to reevaluate whether a contract is or contains a lease. That means, Business’s Management identified all contracts entered before January 1, 2019 and assessed whether they contain leases according to the new accounting rules established by IFRS 16.

As permitted, short-term leases (lease term of 12 months or less) and leases of low value assets (such as personal computers and office furniture) will maintain recognition of their lease expenses on a straight-line basis in the combined carve-out statement of profit or loss and other comprehensive income.

The Business also applied the available transition practical expedients wherein it:

•

Use of a single discount rate for each rental portfolio with reasonably similar characteristics, in this sense, the incremental borrowing rate, measured on January 1, 2019, applicable to each of the leased asset portfolios, was obtained. Through this methodology, the Business obtained a weighted average rate of 9.67%;

•	Applied the short-term leases exemptions to leases with lease term that ends within 12 months at the date of initial application;

•	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application;

•	Used hindsight in determining the lease term where the contract contains options to extend or terminate the lease;

•	The Business did not separate non-lease components from contracts that also have lease components.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

As a result of the above facts, the Business recognized the following amounts in the opening balances of its financial position:

	December 31, 2018	Opening balance adjustments	January 1, 2019
Non-current assets
Property, plant and equipment	58,306	150,311	208,617
Deferred Income Tax and Social Contribution	—	3,278	3,278

	58,306	153,589	211,895

Current liabilities
Lease Liabilities	—	13,274	13,274

Non-current liabilities
Lease Liabilities	—	140,598	140,598

	—	153,872	153,872
Parent’s net investment	3,268,501	(283)	3,268,218

Additionally, the table below summarizes the accounting impacts of the adoption of this new accounting standard on the combined carve-out statement of profit or loss and other comprehensive income for the year ended on December 31, 2019:

December 31, 2019
Depreciation	19,560
Financial Expenses	(16,312)
Deferred income tax and social contribution	(2,167)

Lease Liabilities presented above are related to the commitment balances presented in Note 26 of the combined carve-out financial statement as of December 31, 2018 and for the period from October 11 to December 31, 2018.

The lease liabilities as at January 1, 2019 can be reconciled to the operating lease commitments as of December 31, 2018 as follows:

Operating lease commitments as at December 31, 2018, according to IAS 17	239,144
Extension option reasonably certain to be exercised	43,096
Short-term leases exeptions	(4,317)
Discounted using the incremental borrowing rate at January 1, 2019	(124,051)

153,872

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

a.	Summary of new accounting policies

Set out below are the new accounting policies of the Business upon adoption of IFRS 16, which have been applied from the date of initial application:

(i)	Right-of-use assets

The Business recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. The recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life or the lease term, as the majority of the Business’ leases are related to property leases.

(ii)	Lease liabilities

At the commencement date of the lease, the Business recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Business and payments of penalties for terminating a lease, if the lease term reflects the Business exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Business uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. The accounting amount of the lease liabilities is remeasured if there is a change in the term of the lease, a change in fixed lease payments or a change in valuation to purchase the right-of-use asset.

(iii)	Short-term leases and leases of low-value assets

The Business applies the short-term lease recognition exemption to its short-term leases of properties (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease.

(iv)	Determining the lease term of contracts with renewal options

The Business determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if reasonably certain to be exercised.

The Business has the option, under some of its leases to lease the assets for additional terms. The Business applies judgment in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018 commencement date, the Business reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

b.	IFRIC 23 – Uncertain Tax Treatment

On June 7, 2017, the IFRS Interpretations Committee (IFRS IC) issued IFRIC 23, which clarifies how the recognition and measurement requirements of IAS 12—Income taxes, are applied where there is uncertainty over income tax treatments. IFRIC 23 applies to all aspects of income tax accounting where there is an uncertainty regarding the treatment of an item, including taxable profit or loss, the tax bases of assets and liabilities, tax losses and credits and tax rates.

IFRIC 23 sets out how to determine the accounting tax position when there is uncertainty over income tax treatments. The Interpretation requires an entity to:

•	determine whether uncertain tax positions are assessed separately or as a group; and

•	assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings:

•	If yes, the entity should determine its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings.

•	If no, the entity should reflect the effect of uncertainty in determining its accounting tax position.

This interpretation did not have a material impact on the Business’ combined carve-out financial statements.

c.	Standards issued but not yet effective

A number of new standards are effective annual periods beginning after 1 January 2019 and earlier application is permitted, however, the Business has not early adopted the new or amended standards in preparing these combined carve-out financial statements.

The following amended standards and interpretations are not expected to have a significant impact on the Business’s combined carve-out financial statements.

—	Amendments to References to Conceptual Framework in IFRS Standards

—	Definition a Business (amendments to IFRS 3)

—	Definition of Material (amendments to IAS 1 and IAS 8)

5.	Significant accounting policies

The significant accounting policies applied in the preparation of these combined carve-out financial statements are presented below. These policies have been consistently applied in the periods presented herein.

a.	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, bank deposits and highly-liquid short-term investments that are readily convertible into a known amount of cash and are subject to immaterial risk of change in value.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

b.	Financial Assets and Liabilities

i.	Classification

Financial Assets’ classification depends on the entity’s business model for managing them and if their contractual cash flows represent solely payments of principal and interest. Based on this assessment Financial Assets are classified as measured: at amortized cost, at FVTOCI (fair value through other comprehensive income); or at FVTPL (fair value through profit or loss).

A business model to manage financial assets refers to the way how the Business manages its financial assets to generate cash flows, determining if the cash flows will occur through the collection of contractual cash flows at maturity date, through the sale of the financial asset, or both. The information considered in the business model evaluation includes the following:

•

The policies and goals established for the portfolio of financial assets and feasibility of these policies. They include whether management’s strategy focuses on obtaining contractual interest income, maintaining a certain interest rate profile, matching the duration of financial assets with the duration of related liabilities or expected cash outflows, or the realization of cash flows through the sale of assets;

•	how the performance of the portfolio is evaluated and reported to the Business’ management;

•	risks that affect the performance of the business model (and the financial assets held in that business model) and the manner in which those risks are managed;

•	how business managers are compensated - for example, if the compensation is based on the fair value of managed assets or in contractual cash flows obtained; and

•	the volume and timing of sales of financial assets in prior periods, the reasons for such sales and future sales expectations.

For assessing whether contractual cash flows represent solely payments of principal and interest, “principal” is defined as the fair value of the financial asset at initial recognition. “Interest” is defined as a consideration for the amount of cash at the time and for the credit risk associated to the outstanding principal value during a certain period and for other risks and base costs of loans (for example, liquidity risk and administrative costs), as well as for the profit margin.

The Business considers the contractual terms of the instruments to evaluate whether the contractual cash flows are only payments of principal and interest. It includes evaluating whether the financial asset contains a contractual term that could change the time or amount of the contractual cash flows so that it would not meet this condition. In making this evaluation, the Business considers the following:

•	contingent events that change the amount or timing of cash flows;

•	terms that may adjust the contractual rate, including variable rates;

•	the prepayment and the extension of the term; and

•	the terms that limit the access of the Business to cash flows of specific assets (for example, based on the performance of an asset).

Due to their natures, for the year ended on December 31, 2019 and period from October 11 to December 31, 2018, Business’ financial assets are classified as “measured at amortized cost”.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

Financial assets are not reclassified after initial recognition, unless the Business changes the business model for the management of financial assets, in which case all affected financial assets are reclassified on the first day of the reporting period subsequent to the change in the business model.

Financial liabilities are classified as measured as amortized cost or at FVTPL. A financial liability is classified as measured at fair value through profit or loss if it is classified as held for trading, if it is a derivative or assigned as such in initial recognition.

Due to their natures, for the year ended on December 31, 2019 and period from October 11 to December 31, 2018, Business’ financial liabilities are classified as “measured at amortized cost”.

ii.	Initial Recognition and Subsequent Measurement

Trade receivable are initially recognized on the date that they were originated. All other financial assets and liabilities are initially recognized when the Business becomes a party to the instrument’s contractual provisions.

A financial asset (unless it is trade receivable without a significant financing component) or a financial liability is initially measured at fair value, plus, for an item not measured at FVTPL (fair value through profit or loss), transaction costs which are directly attributable to its acquisition or issuance. A trade receivable without a significant financing component is initially measured at its transaction price. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the combined carve-out statement of profit or loss and other comprehensive income.

Financial assets are derecognized when the rights to receive cash flows have expired or have been transferred and the Business has transferred substantially all the risks and rewards of ownership.

Gains or losses arising from changes in the fair value of the “Financial assets at fair value through profit or loss”, as well as interest income accrued over “Assets measured at amortized cost”, are presented in the combined carve-out statement of profit or loss and other comprehensive income within “Finance income” in the period in which they arise.

The Business derecognizes a financial liability when its contractual obligations are discharged or canceled or expired. The Business also derecognizes a financial liability when terms are modified, and the cash flows of the modified liability are substantially different.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in the combined carve-out statement of profit or loss and other comprehensive income.

iii.	Offsetting of financial assets and liabilities

Financial assets and liabilities are offset, and the net amount presented in the combined carve-out statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Business or the counterparty.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

iv.	Impairment of financial assets

The Business assesses on a prospective basis the expected credit losses (“ECL”) associated with its financial assets instruments carried at amortized cost, with accruals and reversals recorded in the combined carve-out statement of profit or loss and other comprehensive income. ECLs are based on the difference between the contractual cash flows due in accordance with the contract terms and all the cash flows that the Business expects to receive, discounted at an approximation of the original effective interest rate.

The methodology applied depends on whether there has been a significant increase in credit risk, where:

•

expected credit losses are calculated for the next 12 months are recorded when there is no significant increase in credit risk. 12-month ECLs are those credit losses that result from potential default events within 12 months after the report date (or in a shorter period if the expected life of the instrument is less than 12 months)

•

In the event of a significant increase in credit risk, expected lifetime credit losses are recorded as per the expected credit losses that result from all possible default events over the expected life of the financial instrument.

For trade receivables, the Business applied the simplified approach of the standard and calculated impairment losses based on lifetime expected credit losses as from their initial recognition, as described in Note 9.c.

c.	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted moving average method. The cost of finished goods and work in process comprises third parties printing costs, raw materials and editorial costs (e.g. design costs, direct labor, other direct costs and related production overheads).

Editorial costs incurred during the development phase of a new product are presented within inventories as “Work in Process”, once materials are substantially reviewed on a yearly basis. After the commercialization begins, any subsequent costs incurred is recognized within the combined carve-out statement of profit or loss and other comprehensive income as “costs of goods sold and services”, according to the accrual period on which the services are rendered.

The Business records provisions for losses on products and slow-moving items using an aging analysis consistent with its business model, assessment of the marketplace, industry trends, content relevance, feasibility of visual update and projected product demand as compared to the number of units currently in stock.

If losses are no longer expected, the provision is reversed. Management periodically evaluates whether the obsolete inventories need to be destroyed.

The Business also records its right to returned goods assets within its inventories. See note 3.b.

d.	Property, Plant and Equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation. Historical cost includes the cost of acquisition.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with these costs will flow to the Business, and

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018 they can be measured reliably. The carrying amount of the replaced items or parts is derecognized. All other repairs and maintenance are charged to the combined carve-out statement of profit or loss and other comprehensive income during the financial period in which they are incurred.

Depreciation of assets is calculated using the straight-line method to reduce their cost to their residual values over their estimated useful lives, as follows:

Years
Property, Buildings and leasehold improvements	5-20
IT equipment	3-10
Furniture, equipment and fittings	3-10
Land (for finance leasings)	10

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the combined carve-out statement of profit or loss and other comprehensive income when control of the asset is transferred.

e.	Business Combination

Acquisitions of businesses are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. Acquisition-related costs are expensed as incurred and included in general and administrative expenses.

At the acquisition date, the identifiable assets acquired, and the liabilities assumed are recognised at their fair value at the acquisition date.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Business reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period or additional assets or liabilities are recognised, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognised as of that date.

f.	Intangible Assets and Goodwill

The Business’ intangible assets are mostly comprised of software; trademarks; contractual portfolio and goodwill. Those items are further described below:

a.	Goodwill

Goodwill is initially recognised and measured as set out in note 5.e.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

Goodwill is not amortised but is reviewed for impairment at least annually. For the purpose of impairment testing, goodwill is allocated to the cash-generating unit expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, at the end of each fiscal year, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

b.	Software

Computer software licenses purchased are capitalized based on the costs incurred to acquire and bring to use the specific software or to develop new functionalities to existing ones. Directly attributable costs that are capitalized as part of the software product / project include the software / project development employee costs and an appropriate portion of significant direct expenses.

Other development costs and subsequent expenditures that do not meet these capitalization criteria (e.g. maintenance and on-going operations) are recognized as an expense as incurred. Development costs previously recorded as an expense are not recognized as an asset in a subsequent period.

Software recognized as assets are amortized on the straight-line method over their estimated useful lives, not greater than 5 years.

c.	Trademarks

Separately acquired trademarks are initially stated at historical cost. Trademarks acquired in a business combination are recognized at fair value at the acquisition date. Subsequently, trademarks are amortized to the end of their useful lives.

Amortization is calculated using the straight-line method to allocate the cost of trademarks over their estimated useful lives of 20 to 30 years.

d.	Contractual portfolio

Contractual portfolios acquired in a business combination are recognized at fair value at the acquisition date. The contractual customer relations have an estimated finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over the expected life of the customer relationship (12 to 13 years).

g.	Copyrights

The business accounts for different copyrights agreements as follows:

i.

Copyrights are paid to the authors of the content included within the textbooks produced by the Business and are calculated based on agreed upon percentages of revenue or cash inflows related to the books sold, as defined in each contract. Payments are made on a monthly, quarterly, semi-annually, annually or hybrid basis. For these contracts the authors maintain the legal title of the copyrights. These copyrights are charged to the combined carve-out statement of profit or loss and other comprehensive income on an accrual basis when the products are sold.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

ii.

In some instances where the authors maintain the legal title of the copyrights, contracts require the anticipation of part of the payment or even the full downpayment of forecasted sales before the authors start the production of the content. In such cases, copyrights are recognized as a “Prepayments” in the combined carve-out statement of financial position and charged to the combined carve-out statement of profit or loss and other comprehensive income when the books are sold based on the related sales forecast. The business reviews regularly the forecast sales to determine if an impairment is required.

iii.

When the Business purchases permanently the legal title of the copyright from the authors, the amounts are capitalized within “Intangible Assets and Goodwill” as “Other intangible assets” and are amortized on the straight-line method over their estimated useful lives, not greater than 3 years.

h.	Impairment of non-financial assets.

Assets that are subject to depreciation or amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use.

Assets that have an indefinite useful life, for example goodwill, are not subject to amortization and are tested annually for impairment. Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate potential impairment, at the end of each fiscal year.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable and independent cash inflows (Cash-generating units - CGU’s). For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs (or groups of CGUs) that is expected to benefit from the synergies of the combination.

Non-financial assets, other than goodwill, that have been adjusted following an impairment are subsequently reviewed for possible reversal of the impairment at each reporting date. The impairment of goodwill recognized in the combined carve-out statement of profit or loss and other comprehensive income is not reversed.

i.	Suppliers (including Reverse Factoring)

Suppliers are obligations to pay for goods or services that have been acquired in the ordinary course of business. They are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

Some of the Business’ domestic suppliers sell their products with extended payment terms and may subsequently transfer their receivables due by the Business to financial institutions without right of recourse, in a transactions characterized as “Reverse Factoring”. The Business imputed interest over the payment term at a rate that is commensurate with its own credit risk which are subsequently recorded as finance cost using the effective interest rate method. The effects of Reverse Factoring on the combined carve-out statement of cash flows are recognized within “Cash flow from operating activities”.

j.	Leases

Assets held under finance leases are recognized as property, plant and equipment at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The depreciation

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018 policy for depreciable leased assets is consistent with that for depreciable assets that are owned, unless there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, and thus the asset is depreciated over the shorter of the lease term and its useful life.

The corresponding liability to the lessor is included in the combined carve-out statement of financial position within “Bonds and Financing”. Lease payments are apportioned between finance expenses and reduction of the lease obligation to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses incurred are recognized in the combined carve-out statement of profit or loss and other comprehensive income.

Rentals payable under operating leases are charged to the combined carve-out statement of profit or loss and other comprehensive income on a straight-line basis over the term of the relevant lease.

k.	Provision for risks of Tax, Civil and Labor losses

The provisions for risks related to lawsuits and administrative proceedings involving tax, civil and labor matters are recognized when (i) the Business has a present legal or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) the amount can be reliably estimated.

The likelihood of loss of judicial/administrative proceedings in which it is a party as a defendant is assessed by Management on the probable outcome of lawsuits on the reporting dates.

Provisions are recorded in an amount the Business believes it is sufficient to cover probable losses, being determined by the expected future cash flows to settle the obligation that reflects current risks specific to the liability. The increase in the provision due to the time elapsed is recognized as interest expense. Penalties assessed on these proceedings are recognized within general and administrative expenses when incurred.

l.	Current and Deferred income tax and social contribution

Taxes comprise current and deferred Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL), calculated based on pre-tax profit.

The IRPJ and CSLL are calculated based on the nominal statutory rates of 25% and 9%, respectively, adjusted by non-taxable/nondeductible items provided for by law. Deferred income tax and social contribution are calculated on income tax and social contribution losses and other temporary differences in relation to the balances of assets and liabilities in the combined carve-out financial statements. The deferred income tax and social contribution assets are fully accounted for in the combined carve-out financial statements, except when it is not probable that assets will be recovered by future taxable profits.

Current and deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when current and deferred tax assets and liabilities are related to the tax levied by the same tax authority on the taxable entity where there is an intention to settle the balances on a net basis.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

m.	Employee Benefits

The Business has the following employee benefits:

a.	Short-term employee benefits

Obligations for short-term employee benefits are recognized as personnel expenses as the related service is rendered. The liability is recognized at the amount expected to be paid, if the Business has a legal or constructive obligation to pay this amount as a result of prior service rendered by the employee, and the obligation can be reliably estimated.

The Business also provides its commercial team with commissions calculated considering existing sales and revenue targets that are reviewed periodically. These values are accrued within “Salaries and Social contributions” on a monthly basis based on the achievements of such goals, with payments generally being done twice a year (January and June). Since commissions are paid based on the annual sales of each contract, the Business elected to use the practical expedient to expense the costs as incurred.

b.	Pension Contributions

The Business’ pension contributions are associated with defined contribution schemes. Once the contributions have been made, the Business has no additional payment obligation, and the costs are therefore recognized in the month in which the contribution is incurred (i.e. have rendered service entitling them to the right to receive those benefits), which is consistent with recognition of payroll expenses.

c.	Share-based Payments

As a form of incentive to boost performance and assure continuing relationships with the officers and/or employees of the Business, they have been included in the share-based compensation (in the form of Restricted Stock Units, or “RSU”) programs of Cogna. This Parent Entity is sole responsible for the settlement of vested shares and thus, Business’ employment expenses related to these shared-based plans are recognized with a corresponding entry as a contribution within “Parent´s Net Investment”.

The fair value of options granted is recognized as an expense during the period in which the right accrues, i.e., the period during which specific vesting conditions must be met. The total amount to be recognized is determined:

•	Share Options: a Binominal model is used for the calculation of its fair value. For previous grants, however, fair value was calculated under the Black - Scholes model.

•

Restricted shares: fair value is calculated by reference to the fair value of the granted shares (at the market price at grant date), excluding the impact of any non-market service and performance-based vesting conditions (e.g., profitability, capital increase targets). Non-market vesting conditions are included in the assumptions about the number of shares to be vested.

At each date of reporting, the Business revises the estimated number of options which will vest based on the established conditions. The impact of the revision of the initial estimates, if any, is recognized in the combined carve-out statement of profit or loss and other comprehensive income on a prospective basis.

Social contributions payable in connection with the grant of shares are considered an integral part of the grant itself.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

n.	Revenue Recognition

The Business generates most of its revenue through the sale of textbooks (“publishing” when sold as standlone products or “PAR” when bundled as an educational platform) and learning systems in printed and digital formats to private schools through short-term transaction or term contracts with an average period from three to five years.

Contents in printed and digital formats related to these textbooks and learnings systems are mostly the same, with minor supplements presented in digital format only. Therefore, revenue from educational contents is recognized when it delivers the content in printed and digital format.

Since the acquisition of Livro Fácil in December 2017, the Business also sells its products directly to students and parents through its e-commerce platform. Since the Business obtains control of the goods sold before they are transferred to its customers, the Business assessed the principal versus agent relationship and determined that it is a principal in the transaction. Therefore, revenue is recognized in a gross amount of consideration to which the Business is entitled in exchange for the specified goods transferred.

Due to the nature of the Business’ operations, sale of printed and digital textbooks and learning systems is not subjected to the payment of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS). These sales are also exempt from the Brazilian municipal taxes and from the Brazilian value added tax (Imposto sobre Operações relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação, or ICMS).

Pursuant to the terms of the contracts with some customers, they are required to provide the Business with an estimate of the number of students that will access the content in the next school year (which typically starts in February of the following year), allowing the Business to start the delivery of its products. Since the contracts allows product returns (generally for period of four months from delivery date) up to a certain limit, the Business recognizes revenue for the amount that is expected to be received based on past experience, assuming that the other conditions for revenue recognition are met. Therefore, the amount of revenue recognized is adjusted for expected returns, which are estimated based on historical data on a portfolio basis. In these circumstances a refund liability and a right to recover returned goods asset are recognized.

The right to recover returned goods asset is measured at the former carrying amount of the inventory less any expected costs to recovered goods. The refund liability is included in Contract Liabilities and Deferred Income and the right to recover returned goods is included in Inventories. The Business reviews its estimate of expected returns at each reporting date and updates the amounts of the asset and liability accordingly.

The Business also provides other types of complementary educational solutions, preparatory course for university admission exams, digital services and other services to private schools, such as: teacher training, educators and parenting support, extracurricular educational content and other services related to the management of private schools. Each complementary educational service, digital service and other are deemed to be separate performance obligations. Thus, revenue is recognized over time when the services are rendered (i.e. output method) to the customer. The Business believes this is an appropriate measure of progress toward satisfaction of performance obligations as this measure most accurately the consideration to which the Business expects to be entitled in exchange for the services. These services may be sold on a standalone basis or bundled within publishing and learning system contracts and when bundled, each performance obligation is recognized separately. Service revenue is presented net of the corresponding discounts, returns and taxes.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

These services revenue is subject to PIS and COFINS under the non-cumulative tax regime (with a nominal statutory rate of 9.25%), as well as municipal service taxes (Impostos sobre Serviços, or ISS) for which a statutory rate of 5% is applicable.

o.	Fair Value Measurement

Fair value is the price that would be received upon the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date, on the primary market or, in the absence thereof, on the most advantageous market to which the Business has access on such date. The fair value of a liability reflects its risk of non-performance, which includes, among others, the Business’ own credit risk.

If there is no price quoted on an active market, the Business uses valuation techniques that maximize the use of relevant observable data and minimize the use of unobservable data. The chosen valuation technique incorporates all the factors market participants would take into account when pricing a transaction. If an asset or a liability measured at fair value has a purchase and a selling price, the Business measures the assets based on purchase prices and liabilities based on selling prices. A market is considered as active if the transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

The best evidence of the fair value of a financial instrument upon initial recognition is usually the transaction price - i.e., the fair value of the consideration given or received. If the Business determines that the fair value upon initial recognition differs from the transaction price and the fair value is not evidenced by either a price quoted on an active market for an identical asset or liability or based on a valuation technique for which any non-observable data are judged to be insignificant in relation to measurement, then the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value upon initial recognition and the transaction price. This difference is subsequently recognized in the combined carve-out statement of profit or loss and other comprehensive income on an appropriate basis over the life of the instrument, or until such time when its valuation is fully supported by observable market data or the transaction is closed, whichever comes first.

To provide an indication about the reliability of the inputs used in determining fair value, the Business has classified its financial instruments according the judgements and estimates of the observable data as much as possible. The fair value hierarchy are based on the degree to which the fair value is observable used in the valuation techniques as follows:

•	Level 1: The fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: The fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

•	Level 3: The fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

6.	Financial Risk Management

The Business has a risk management policy for regular monitoring and management of the nature and overall position of financial risks and to assess its financial results and impacts to the Business’ cash flows. Counterparty credit limits are also periodically reviewed.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

The economic and financial risks mainly reflect the behavior of macroeconomic variables such interest rates as well as other characteristics of the financial instruments maintained by the Business. These risks are managed through control and monitoring policies, specific strategies and limits.

a.	Financial risk factors

The Business’ activities expose it to certain financial risks mainly related to market risk, credit risk and liquidity risk. Management and Cogna Group’s Board of Directors monitor such risks in line with the capital management policy objectives.

This note presents information on the Business’ exposure to each of the risks above, the objectives of the Business, measurement policies, and the Business’s risk and capital management process.

The Business has no derivative transactions.

a.	Market risk - cash flow interest rate risk

This risk arises from the possibility of the Business incurring losses because of interest rate fluctuations that increase finance costs related to financing and bonds raised in the market and obligations for acquisitions from third parties payable in installments. The Business continuously monitors market interest rates in order to assess the need to contract financial instruments to hedge against volatility of these rates, additionally financial assets also indexed to the CDI (daily average of overnight interbank loan) and IPCA (borad consume price index) partially mitigate any interest rate exposures.

Interest rates contracted are as follows:

	At December 31, 2019	At December 31, 2018	Interest rate
Bonds
Private Bonds – 4th Issuance	—	613,001	CDI + 0,90% p.a.
Private Bonds – 4th Issuance	—	204,334	CDI + 1,70% p.a.
Private Bonds – 5th Issuance	101,802	821,221	CDI + 1,15% p.a.
Private Bonds – 5th Issuance	101,765	—	CDI + 1,00% p.a.
Private Bonds – 6th Issuance	305,368	—	CDI + 0,90% p.a.
Private Bonds – 6th Issuance	204,047	—	CDI + 1,70% p.a.
Private Bonds – 7th Issuance	814,086	—	CDI + 1,15% p.a.
Private Bonds – 8th Issuance	113,879	—	CDI + 1,00% p.a.
Financing and Lease Liabilities	153,714	19,911	IPCA
Accounts Payable for Business Combination	10,941	10,708	100% CDI

Total	1,805,602	1,669,175

b.	Credit risk

Credit risk arises from the potential default of a counterparty to an agreement or financial instrument, resulting in financial loss. The Business is exposed to credit risk in its operating activities (mainly in connection with trade receivables) and financial activities, including deposits with banks and other financial institutions and other financial instruments contracted.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

To mitigate risks associated with trade receivables, the Business adopts a sales policy and analysis of the financial and equity situation of its counterparties. The sales policy is directly associated with the level of credit risk the Business is willing to subject itself to in the normal course of its business. The diversification of its receivable’s portfolio, the selectivity of its customers, as well as the monitoring of sales financing terms and individual position limits are procedures adopted to minimize defaults or losses in the realization of trade receivables. Thus, the Business does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristic.

Furthermore, the Business reviews the recoverable amount of its trade receivables at the end of each reporting period to ensure that adequate impairment losses are recorded (note 9.c).

The Business limits its exposure to credit risks associated to financial instruments, bank deposits and financial investments by making its investments in financial institutions for which credit risk is monitored, according to limits previously established in the Business´ policy. When necessary, appropriate provisions are recognized to cover this risk.

c.	Liquidity risk

This is the risk of the Business not having sufficient funds and or bank credit limits to meet its short-term financial commitments, due to the mismatch of terms in expected receipts and payments.

The Business continuously monitors its cash balance and the indebtedness level and implements measures to allow access to the capital markets, when necessary. It also endeavors to assure they remain within existing credit limits. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets, liabilities and takes into consideration its debt financing plans, covenant compliance, internal liquidity targets and, if applicable, regulatory requirements.

Surplus cash generated by the Business is managed on a Cogna Group basis. The Cogna Group’s Treasury invests surplus cash in short-term deposits, choosing instruments with appropriate maturities or sufficient liquidity to provide the Business with appropriate funds allowing it to continue as a going concern.

The Business’ main financial liabilities refer to financing, related parties bonds and suppliers (including Reverse Factoring). In 2019 the Business issued bonds (Note 13) of R$ 1,535 million to lengthen its debt maturities, as well as to meet its working capital needs. These issuances adversely affected the financial indebtedness ratios.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

The table below presents the maturity of the Business´ financial liabilities.

Financial liabilities by maturity ranges

At December 31, 2019	Less than one year	Between one and two years	Over two years	Total
Bonds	440,947	1,200,000	—	1,640,947
Lease Liabilities	7,101	29,323	117,290	153,714
Accounts Payable for business combination	1,772	1,030	8,139	10,941
Suppliers	128,728	—	—	128,728
Reverse Factoring	94,930	—	—	94,930
Suppliers - related Parties	207,174	—	—	207,174
Other liabilities - related parties	49,244	—	—	49,244
Loans from related parties	29,192	—	—	29,192

	959,088	1,230,353	125,429	2,314,870

Financial liabilities by maturity ranges

The table below reflects the estimated amounts payable of principal and interest based on undiscounted contractual amounts and, therefore, do not reflect the financial position presented as of December 31, 2019.

At December 31, 2019	Less than one year	Between one and two years	Over two years	Total
Bonds	467,227	1,271,519	—	1,738,746
Lease Liabilities	7,357	30,379	121,512	159,248
Accounts Payable for business combination	1,878	1,091	8,624	11,593
Suppliers	128,728	—	—	128,728
Reverse Factoring	101,186	—	—	101,186
Suppliers - related parties	222,090	—	—	222,090
Other liabilities - related parties	49,244	—	—	49,244
Loans from related parties	29,192	—	—	29,192

	1,006,901	1,302,989	130,137	2,440,027

As of December 31, 2019, the Business had negative working capital of R$ 326,550 (compared to negative working capital of R$ 236,643 as of December 31, 2018) mainly due to current suppliers and accounts payables with related parties, such as bonds outstanding, suppliers, loans and other liabilities. see note 28a. - Subsequent events.

Capital management

The Business’ main capital management objectives are to safeguard its ability to continue as a going concern, optimize returns, allow consistency of operations to other stakeholders and to maintain an optimal capital structure reducing financial costs and maximizing the returns.

No changes were made in the objectives, policies or processes for managing capital during the year as of December 31, 2019.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

b.	Sensitivity analysis

The following table presents the sensitivity analysis of potential losses from financial instruments, according to the assessment of relevant market risks made by Management and presented above.

A probable scenario over a 12-month horizon was used, with a projected rate of 5.96% p.a. as per CDI references rates disclosed by B3 S.A (Brazilian stock exchange). Two further scenarios are presented, stressing, respectively, a 25% and 50% deterioration of the projected rates.

	Index - % per year	Balance as Of December 31, 2019	Base scenario	Scenario I	Scenario II
Financial Assets	101,7% of CDI	42,539	2,578	3,223	3,868
Accounts Payable for Business Combination	100% of CDI	(10,941)	(652)	(815)	(978)
Bonds	CDI + 1,15	(1,640,947)	(116,670)	(145,837)	(175,005)

		(1,651,888)	(117,322)	(146,652)	(175,983)

Net exposure		(1,609,349)	(114,744)	(143,429)	(172,115)

(i)	In accordance with the CDI reference rates of the B3 S.A., available on the website of the institution.

7.	Financial Instruments by Category

The Business holds the following financial instruments:

	Fair Value Hierarchy	As of December 31, 2019	As of December 31, 2018
Assets - Amortized cost
Cash and cash equivalents	1	43,287	102,231
Trade receivables	2	388,847	319,758
Other receivables	2	1,735	9,326
Related parties - other receivables	2	38,141	—

		472,010	431,315

Liabilities - Amortized cost
Bonds and financing	2	1,640,947	1,638,556
Lease liabilities	2	153,714	19,911
Reverse Factoring	2	94,930	113,002
Suppliers - related Parties	2	207,174	230,816
Account payables for business combination	2	10,941	10,708
Other liabilities - related parties	2	49,244	—
Loans from related parties	2	29,192	—

		2,186,142	2,012,993

The Business’ financial instruments as of December 31, 2019 and 2018 are recorded in the combined carve-out statement of financial position at amounts that are consistent with their fair values.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

The fair value of financial assets and liabilities was determined based on available market information and appropriate valuation methodologies for each case. However, significant judgment is required to interpret market data and produce the most appropriate estimates of realizable values. Consequently, the estimates of fair value do not necessarily indicate the amounts that could be realized in the current market. The use of different market inputs and/or valuation methodologies could have a material impact on the estimated fair value.

8.	Cash and Cash Equivalents

The balance of this account is comprised by the following amounts:

	As of December 31, 2019	As of December 31, 2018
Cash	33	36
Bank account	716	1,516
Financial investments (i)	42,539	100,679

	43,287	102,231

(i)

The Business invests in a fixed income investment fund with short-term and with daily liquidity and not material risk of change in value. Financial investments presented an average gross yield of 101.68% of the annual CDI rate on December 31, 2019 (99,89% on December 31, 2018).

9.	Trade Receivables

The balance of this account is comprised by the following amounts:

a.	Composition

	As of December 31, 2019	As of December 31, 2018
Trade receivables	394,309	335,354
Related Parties (Note 19)	17,062	3,801
(-) Impairment losses on trade receivables	(22,524)	(19,397)

	388,847	319,758

b.	Maturities of trade receivables

	As of December 31, 2019	As of December 31, 2018
Not yet due	332,071	302,610
Past due
Up to 30 days	10,403	4,407
From 31 to 60 days	7,505	5,193
From 61 to 90 days	6,071	5,136
From 91 to 180 days	9,506	4,716
From 181 to 360 days	16,813	4,649
Over 360 days	6,894	2,933

Total past due	57,192	27,034

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

	As of December 31, 2019	As of December 31, 2018
Clients on bankuptcy	5,046	5,710
Related parties (note 19)	17,062	3,801

Provision for impairment of trade receivables	(22,524)	(19,397)

	388,847	319,758

The gross carrying amount of trade receivables is written off when the Business has no reasonable expectations of recovering the financial asset in its entirety or a portion thereof. Collection efforts continue to be made, even for the receivables that have been written off, and amounts are recognized directly in results upon collection.

c.	Impairment losses on trade receivables

The Business always measures impairment losses on trade receivables at an amount equal to lifetime ECL estimated using a provision matrix on a monthly basis. This matrix is prepared by analyzing the receivables established each month (in the 12-month period) and the related composition per default range and by calculating the recovery performance. In this methodology, for each default range an estimated loss likelihood percentage is established, which considers current and prospective information on macroeconomic factors that affect the customers’ ability to settle the receivables.

The Business also recognizes impairment losses on trade receivables of 100% against all receivables related to customers that filled bankruptcy process, because historical experience has indicated that these receivables are generally not recoverable.

Credit risk and expected credit losses associated with amounts due from related parties is not significant.

The following table details the risk profile of trade receivables based on the Business’ provision matrix as of December 31, 2019 and 2018. As the Business’ historical credit loss experience does not show significantly different loss patterns for different customer types, the impairment losses on trade receivables based on past due status is not further distinguished between different customer bases.

	As of December 31, 2019		As of December 31, 2018
	Expected credit loss rate (%)	Lifetime ECL (R$)	Expected credit loss rate (%)	Lifetime ECL (R$)
Not yet due	0.67%	2,267	0.96%	2,932
Past due
Up to 30 days	1.81%	188	8.85%	390
From 31 to 60 days	3.12%	234	17.89%	929
From 61 to 90 days	5.04%	306	23.56%	1,210
From 91 to 180 days	11.10%	1,055	40.18%	1,895
From 181 to 360 days	45.37%	7,628	74.90%	3,482
Over 360 days	84.13%	5,799	97.14%	2,849

		17,478		13,687

Clients on Bankuptcy (i)	100.00%	5,046		5,710

Impairment losses on trade receivables		22,524		19,397

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

(i)

During the year ended December 31, 2019 and December 31, 2018, the Business’ Management recorded 100% for impairment losses from three of its clients that went into bankruptcy. All those corporate clients were national booksellers that were present in the main cities of the country and therefore were considered as strategic marketplaces for the commercialization of our published materials to final customers (students, teachers and schools).

The following table shows the changes in impairment losses on trade receivables for the year ended December 31, 2019 and 2018:

	As of December 31, 2019	October 11 to December 31, 2018
Opening balance	19,397	26,616

Additions	6,936	366
Clients in bankruptcy	(664)	5,566
Reversals	(1,975)	(3,649)
Write-off against trade receivables	(1,170)	(9,501)

Closing balance	22,524	19,397

10.	Inventories

The balance of this account is comprised by the following amounts:

	As of December 31, 2019	As of December 31, 2018
Finished products	145,006	140,746
Work in process	34,502	26,953
Raw materials	31,033	79,720
Imports in progress	1,143	850
Right to returned goods (i)	10,552	13,913

	222,236	262,182

(i)	Represents the Business’ right to recover products from customers where customers exercise their right of return under the Business’ returns policies.

Changes in provision for losses with obsolete inventories is broken down as follows:

	As of December 31, 2019	October 11 to December 31, 2018
Opening balance	72,410	75,508

Additions	9,331	66
(Reversals)	(2,500)	(3,164)
Inventory losses	(10,161)	—

Closing balance	69,080	72,410

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

11.	Property, Plant and Equipment

The cost, depreciation weighted average rates and accumulated depreciation are as follows:

		December 31, 2019			December 31, 2018
	Depreciation weighted average rate	Cost	Accumulated depreciation	Net Book value	Cost	Accumulated depreciation	Net Book value
IT equipment	10%-33%	26,244	(23,758)	2,486	24,976	(21,763)	3,213
Furniture, equipment and fittings	10%-33%	36,268	(23,902)	12,366	28,585	(13,575)	15,010
Buildings & improvements	5%-20%	46,420	(26,738)	19,682	51,393	(31,216)	20,177
In progress	—	18,589	(14,050)	4,539	—	—	—
Right of use assets	20%	205,270	(59,834)	145,436	—	—	—
Land (finance leasing)	10%	4,412	(3,959)	453	21,308	(1,402)	19,906

Total		337,203	(152,242)	184,961	126,262	(67,956)	58,306

Changes in property, plant and equipment are as follows:

	IT equipment	Furniture, equipment and fittings	Property, buildings and improvements	In progress	Right of use assets	Land	Total
At October 11, 2018	2,137	7,093	16,752	9,760	—	21,308	57,050

Additions	2,324	3,387	388	—	—	—	6,099
Disposals	(940)	(265)	(954)	(724)	—	(876)	(3,759)
Depreciation	(308)	(33)	(217)	—	—	(526)	(1,084)
Transfers	—	4,828	4,208	(9,036)	—	—	—

At December 31, 2018	3,213	15,010	20,177	—	—	19,906	58,306

Opening balance - IFRS 16	—	—	—	—	150,311	—	150,311

At January 01, 2019	3,213	15,010	20,177	—	150,311	19,906	208,617

Additions	1,339	2,958	3,973	4,539	31,177	—	43,985
Disposals (i)	—	(3,827)	—	—	(35,945)	—	(39,772)
Depreciation	(2,066)	(1,775)	(4,468)	—	(19,560)	—	(27,869)
Transfers	—	—	—	—	19,453	(19,453)	—

At December 31, 2019	2,486	12,366	19,682	4,539	145,436	453	184,961

(i)	The disposals of R$ 35,945 in rights of use assets is mainly due to the return of the administrative properties leased by Business.

There were no indications of impairment of property and equipment for the year ended December 31, 2019.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

12.	Intangible Assets and Goodwill

The cost, amortization weighted average rates and accumulated amortization of intangible assets and goodwill are comprised by the following amounts:

		December 31, 2019			December 31, 2018
	Amortization weighted average rate	Cost	Accumulated amortization	Net Book value	Cost	Accumulated amortization	Net Book value
Softwares	15%	276,542	(200,217)	76,325	256,645	(196,557)	60,088
Trademarks	5%	614,958	(30,923)	584,035	614,958	(4,417)	610,541
Customer Portfólio	8%	1,109,388	(98,666)	1,010,722	1,109,388	(15,503)	1,093,885
Goodwill	—	3,286,263	—	3,286,263	3,286,263	—	3,286,263
In progress (i)	—	14,051	—	14,051	30,098	—	30,098
Other Intangible assets	33%	25,146	(11,157)	13,989	16,876	(10,814)	6,062

		5,326,348	(340,963)	4,985,385	5,314,228	(227,291)	5,086,937

(i)	Substantially refers to development of the projects related to Plurall, project to improve the digital platform and other projects related to enterprise resource management (ERP) solutions.

Changes in intangible assets and goodwill were as follows:

	Softwares	Customer Portfólio	Trademarks	Other Intangible assets	In progress	Goodwill	Total
At October 11, 2018	29,343	1,109,388	614,958	6,030	53,849	3,286,263	5,099,831

Additions	4,168	—	—	360	6,158	—	10,686
Disposals	(2,734)	—	—	(160)	—	—	(2,894)
Amortization	(598)	(15,503)	(4,417)	(168)	—	—	(20,686)
Transfers	29,909	—	—	—	(29,909)	—	—

At December 31, 2018	60,088	1,093,885	610,541	6,062	30,098	3,286,263	5,086,937

Additions	19,897	—	—	10,220	7,344	—	37,461
Disposals	—	—	—	(1,950)	—	—	(1,950)
Amortization	(18,794)	(83,163)	(26,506)	(8,600)	—	—	(137,063)
Transfers	15,134	—	—	8,257	(23,391)	—	—

At December 31, 2019	76,325	1,010,722	584,035	13,989	14,051	3,286,263	4,985,385

Impairment tests for goodwill

The Business is comprised of two separate CGUs (each one of its reportable operating segments, as per note 25), for which the recoverable amount has been determined based on value-in-use calculations. Goodwill is allocated to each CGU as per below:

Content & EdTech Platform	3,275,535
Digital Platform	10,728

3,286,263

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

These calculations use cash flow projections based on financial budgets approved by Management covering an eight-year period. Cash flows after the end of the period defined for each projection were extrapolated based on the estimated growth rates of 6.1% p.a. The growth rate does not exceed the long-term average growth rate for the education business in which the Business operates. The nominal discount rate used was 10.08% which derived from the Business’ WACC.

The assumptions of the long-term model used in the impairment test calculation were assessed and approved by the Business’ Management, as well as the rates used.

At December 31, 2019, goodwill was subject to impairment testing; no adjustments were considered necessary.

Impairment for other intangible assets and in progress

There were no indications of impairment of intangible assets for the year ended December 31, 2019, 2018. Additionally, intangible assets stated as “in progress” were tested for impairment by comparing its carrying amount with its recoverable amount and no adjustments were considered necessary.

13.	Bonds and Financing

a.	Composition of bonds and financing

The balance of bonds and financing is comprised by the following amounts:

	At December 31, 2018	Capitalization of bonds (i)	Contribution of bonds (ii)	Payment of interest	Interest accrued	Tranfers (iii)	December 31, 2019
Bonds with Related Parties	338,556	(186,617)	417,030	(88,732)	63,620	(102,910)	440,947

Finance leases	1,303	—	—	—	—	(1,303)	—

Current liabilities	339,859	(186,617)	417,030	(88,732)	63,620	(104,213)	440,947

Bonds with Related Parties	1,300,000	(1,321,680)	1,118,770	(28,964)	28,964	102,910	1,200,000

Finance leases (ii)	18,608	—	—	—	—	(18,608)	—

Non-current liabilities	1,318,608	(1,321,680)	1,118,770	(28,964)	28,964	84,302	1,200,000

Total	1,658,467	(1,508,297)	1,535,801	(117,696)	92,583	(19,911)	1,640,947

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

	October 11, 2018	Payment of interest	Interest accrued	At December 31, 2018
Bonds with Related Parties	309,302	—	14,106	338,555

Finance leases	1,728	(443)	20	1,305

Current liabilities	311,030	(443)	14,126	339,859

Bonds with Related Parties	1,303,663	—	11,485	1,300,001

Finance leases	18,607	—	—	18,607

Non-current liabilities	1,322,270	—	11,485	1,318,608

Total	1,633,300	(443)	25,611	1,658,468

(i)

On September 28, 2019, the Cogna Group approved the capitalization of the 4th issuance and 5th issuance private bonds, in the amount of R$1,508,297, increasing the Net Parent Investment in these combined carve-out financial statements.

(ii)

On November 19, 2019, all rights and obligations related to bonds issued by Saber with third parties were transferred to Cogna, under the condition that R$ 1,535,801 of the value was transferred to the Business through the Corporate Reorganization (according to Note 1). Through this process, the Business is subject to the following clauses: (i) the acceleration of the other debentures originally issued by Saber; (ii) the grant by us of any liens on our assets or capital stock; (iii) a change in control by Cogna of Saber’s subsidiaries, subject to certain exceptions. Additionally, we have agreed until the maturity of the private debentures that: (i) we will allocate at least 50% of the use of proceeds from any liquidity event to repay such debentures; (ii) we will not obtain any new loans unless the proceeds of such loan are directed to repay our debentures with Cogna; and (iii) we will not pledge shares and/or dividends.

(iii)	Due to the adoption of IFRS 16, Finance Leases’ balances were transferred to “Lease Liabilities”. (Note 14)

As of December 31, 2019 the Business has six bonds series with related parties, all of them unsecured and non-convertible into shares. The proceeds from these issuances were used to lengthen the Business’ debt profile, as well as to meet the Business’ working capital needs. The bonds have the following characteristics:

As of December 31, 2019
Subscriber	Related Parties (a)	Related Parties (a)	Related Parties (a)
Issuance	5th	6th	6th
Serie	Serie 1	Serie 1	Serie 2
Date of issuance	03/15/2018	08/15/2017	08/15/2017
Maturity Date	05/15/2021	08/15/2020	08/15/2022
First payment after	60 months	36 months	60 months
Remuneration payment	Semi-annual interest	Semi-annual interest	Semi-annual interest
Financial charges	CDI + 1,15% p.a.	CDI + 0,90% p.a.	CDI + 1,70% p.a.
Principal amount (in million R$)	100	300	200

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

As of December 31, 2019
Subscriber	Related Parties (a)	Related Parties (a)	Related Parties (a)
Issuance	7th	8th	5th
Serie	Single	Single	Serie 2
Date of issuance	03/15/2018	10/25/2017	08/15/2018
Maturity Date	09/09/2021	10/25/2020	08/15/2023
First payment after	36 months	36 months	60 months
Remuneration payment	Semi-annual interest	End of contract	Semi-annual interest
Financial charges	CDI + 1,15% p.a.	CDI + 1,00% p.a.	CDI + 1,00% p.a.
Principal amount (in million R$)	800	100	100

b.	Maturities of bonds and financing

The maturities ranges of these accounts are comprised as follow:

	At December 31, 2019
Maturity of installments	Total	%
2020	440,947	26.9%

2021	1,000,000	60.9%
2022	100,000	6.1%
2023	100,000	6.1%

Total non-current liabilities	1,200,000	73.1%

	1,640,947	100.0%

14.	Suppliers

The balance of this account is comprised by the following amounts:

a. Composition

	As of December 31, 2019	As of December 31, 2018
Local suppliers	98,824	75,251
International suppliers	—	2,388
Related parties (note 19)	1,219	446
Copyright	28,685	22,387
Reverse Factoring (b)	94,930	113,002
Other	—	16,055

	223,658	229,529

b. Reverse Factoring

Some of the Business’ domestic suppliers sell their products with extended payment terms and may subsequently transfer their receivables due by the Business to financial institutions without right of recourse, in a transaction characterized as “Reverse Factoring”. The Business imputed interest over the payment term at a rate that commensurates with its own credit risk.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

15.	Lease liabilities

Opening balance at December 31, 2018	—

Initial application - IFRS 16 (Note 4a.)	153,872
Transfers (note 13)	19,911
Additions for new lease agreements	31,177
Cancelled contracts (i)	(34,852)
Interest	16,312
Payment of interest	(8,685)
Payment of principal	(24,021)

Closing balance at December 31, 2019	153,714

Current liabilities	7,101
Non-current liabilities	146,613

153,714

(i)	The cancelled contracts of R$ 34,852 refers to mainly cancellation of leases agreement of the administrative properties leased by the Business.

Short-term leases (lease period of 12 months or less) and leases of low-value assets (such as personal computers and office furniture), are recognized on straight line basis in rent expenses of the period and are not included in the lease liabilities. Fixed and variable lease payments, including those related to short-term contracts and to low-value assets, were the following for the year ended December 31, 2019:

December 31, 2019
Fixed Payments	24,021
Payments related to short-term contracts and low value assets (note 21)	20,375

44,396

Business’ lease operations are not subject to any financial covenants.

16.	Contract Liabilities and Deferred Income

The balance of this account is comprised by the following amounts:

	As of December 31, 2019	As of December 31, 2018
Refund liability (i)	45,248	73,548
Sales of employees’ payroll (iii)	4,173	5,738
Deferred income in leaseback agreement (ii)	7,500	8,410
Other liabilities	1,603	1,592

	58,524	89,288

Current	49,328	76,001
Non-current	9,196	13,287

	58,524	89,288

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

(i)	Refers to the customers’ right to return products (note 3.b)
(ii)

In March, 2018, the predecessor Somos-Anglo entered into a sales and leaseback agreement of a property located at João Dias Avenue in the city of São Paulo in the amount of R$ 25,500. This transaction included a deferred income of R$ 9,104 which will be appropriated according to the lease term of the property (120 months).

(iii)

Refers to deferred income related to the sale of a 5-year exclusivity to process our Business employees’ payroll to Banco Itaú for R$ 7,000 thousand, on August 2017. This income will be recognized on a straight line basis throughout the contract term as “Other Operating income” as the Business believes that the rights of exclusivity are transferred to Itaú over this period.

17.	Accounts Payable for Business Combination

In December 2017, the Predecessor Somos-Anglo agreed on the Purchase and Sale Agreement with the purpose of acquiring 100% of Livro Fácil. The total consideration paid for the acquisition was R$ 23.8 million, of which R$ 8.8 million in cash, R$ 4.8 million in shares and R$ 10.1 million on installments, which are still outstanding and accrue contractual CDI charges.

The maturities of such balances are shown in the table below:

	As of December 31, 2019
Maturity of installments	Total	%
2020	1,772	16.2

2021	1,030	9.4
2022	3,090	28.2
2023 onwards	5,049	46.2

Total non-current liabilities	9,169	83.8

	10,941	100.0

Changes in this balance were the following:

	As of December 31, 2019	As of December 31, 2018
Opening balance	10,708	10,589
Interest adjustment	233	119

Closing balance	10,941	10,708

18.	Salaries and Social Contribution

	As of December 31, 2019	As of December 31, 2018
Salaries payable	20,658	34,581
Social contribution payable	9,532	9,224
Provision for vacation pay	13,213	17,109
Provision for profit sharing	18,333	23,642
Others	12	1,002

	61,748	85,558

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

19.	Related Parties

As presented in note 1, the Business is part of Cogna Group and therefore some of the Business’ transactions and arrangements are performed with related parties and the effect of these transactions is reflected in this combined carve-out financial statements. Transactions with these related parties are priced on an arm’s length basis, except for certain intangibles described in item d. and are settled in cash. None of the related party balances are secured. No expense has been recognized in these combined carve-out financial statements for losses in respect of amounts owed by related parties. Additionally, no guarantees have been given or received related to these balances.

Balances and transactions between Parent Entities’ operations included in the Business, have been eliminated in the combined carve-out financial statements. However, during the periods presented below, the Business entered into the following transactions with other related parties or with operations with the Parent Entity and its subsidiaries that are not part of the business.

The balances with Related Parties are presented below:

	Other receivables (i)	Trade receivables (Note 9)	Indemnification asset (note 19b)	Other payments (i)	Loans (ii)	Suppliers (note 14)	Bonds (note 13)
Cogna Educação SA.	—	—	149,600	—	—	—	—
Anhanguera Educacional Participacoes SA.	—	1,150	—	—	—	—	—
Editora Atica SA.	16	281	—	31,944	—	—	—
Editora Scipione SA.	4,743	304	—	—	—	—	—
Escola Mater Christi Ltda.	—	204	—	130	—	—	—
Maxiprint Editora Ltda.	4,021	1,154	—	—	—	—	—
Pax Editora E Distribuidora Ltda.	—	49	—	—	—	—	—
Saraiva Educacao SA.	28,226	424	—	—	—	—	—
Somos Idiomas SA.	75	2	—	—	—	—	—
Acel Administracao De Cursos Educacionais Ltda.	—	1,415	—	—	—	—	—
Ecsa Escola A Chave Do Saber Ltda.	—	212	—	—	—	—	—
Colégio Jao Ltda.	—	415
Colégio Motivo Ltda.	—	1,442
Editora E Distribuidora Educacional SA.	—	2,705	—	—	—	737	—
Sge Comercio De Material Didatico Ltda.	6	5	—	—	—	482	—
Sistema P H De Ensino Ltda.	—	2,027	—	18	—	—	—
Somos Operações Escolares SA.	42	—	—	4,197	29,192	—	—
Saber Serviços Educacionais SA.	—	5,041	—	—	—	—	1,640,947

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

	Other receivables (i)	Trade receivables (Note 9)	Indemnification asset (note 19b)	Other payments (i)	Loans (ii)	Suppliers (note 14)	Bonds (note 13)
Sociedade Educacional Doze De Outubro Ltda.	—	232	—	—	—	—	—
Saber Serviços Educacionais as	1,012	—	—	—	—	—	—
Editora E Distribuidora Educacional as	—	—	—	12,955	—	—	—

	38,141	17,062	149,600	49,244	29,192	1,219	1,640,947

(i)	Refers exclusively to the collection of corporate expenses, which are: Payroll, Services with third parties and others (Note 19.c)
(ii)

Refers to loans received by Somos Educação S.A with a maturity of 365 days and without interests, which can be postponed using an agreement addendum and subject to agreement by the counterparty or by Parent entity.

	December 31, 2018
	Trade receivables (Note 9)	Indemnification asset (note 19b)	Suppliers	Bonds
Cogna Educação SA.	—	149,600	—	—
Acel Administracao De Cursos Educacionais Ltda.	423	—	410	—
Colégio Jao Ltda.	101	—	3	—
Colégio Maxi Ltda.	1	—	—	—
Colégio Motivo Ltda.	1,042	—	25	—
Ecsa Escola A Chave Do Saber Ltda.	29	—	—	—
Sge Comercio De Material Didatico Ltda.	1,667	—	—	—
Sistema P H De Ensino Ltda.	296	—	8	—
Somos Operações Escolares SA.	211	—	—	—
Saber Serviços Educacionais SA.	—	—	—	1,638,556
Sociedade Educacional Doze De Outubro Ltda.	31	—	—	—

	3,801	149,600	446	1,638,556

The transactions with Related Parties held as of December 31, 2019 and for the period October 11, 2018 to December 31, 2018 were as follows:

	December 31, 2019		October 11, 2018 to December 31, 2018
Transactions held:	Revenues (ii)	Finance costs (i)	Revenues (ii)	Finance costs (i)
Sistema PH de Ensino	4,642	—	3,267	—
Colegio Motivo	1,909	—	316	—
ACEL Administração de Cursos Educacionais	1,307	—	283	—

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

	December 31, 2019		October 11, 2018 to December 31, 2018
Transactions held:	Revenues (ii)	Finance costs (i)	Revenues (ii)	Finance costs (i)
Sociedade Educacional Doze de Outubro	469	—	134	—
Escola Mater Christi	311	—	120	—
Colégio Integrado JAO	511	—	127	—
Editora E Distribuidora Educacional SA	1,647	—	592	—
Saber Serviços Educacionais Sa	1,770	92,583	—	25,591
Outros	134	—	72	—

	12,700	92,583	4,911	25,591

(i)	As described in note 13, refers to bonds subscribed by SABER as of December 31, 2018 and by SOMOS as of October 11, 2018.
(ii)	Primarily refers to the amounts arising from the direct sales of printed books and learning systems to other entities of Cogna’s Group for resale to its direct clients.
(iii)

Refer to outstanding reimbursements to other related parties or with operations with the Parent Entities that are not part of the business. For shared expenses incurred, that were allocated to the Business according to the assumptions presented in note 2.

a.	Suppliers and other arrentements with related parties

The Business is the legal obligor for purchases of certain raw materials used in activities related to other businesses of the Parent Entity that are not included in these combined carve-out financial statements in the amount of R$ 207,174 as of December 31, 2019 (R$ 230,816 as of December 31, 2018) and finance costs of R$ 24,612 from the year ended December 31, 2019 (R$ 6,817 from October 11, 2018 to December 31, 2018). These balances were originally recognized with a corresponding entry in Parent’s Net Investment, and therefore, had no impact on the Business’ profit or loss.

b.	Guarantees related to contingencies acquired through past business combination

In December 2019, the Business and Cogna Group signed the agreement to legally bind the indemnification from the seller in connection with the acquisition of Somos by Cogna Group, in order to indemnify the Business for any and all losses that may be incurred related to all contingencies or lawsuits events related to the Predecessor up to the maximum amount of R$149.6 million. See Provision for risks of tax, civil and labor losses and judicial deposits and escrow account footnote (note 20).

c.	Cost sharing agreements with related parties

In the past, the Business and its related parties expensed certain amounts based on an apportionment from Cogna related to shared services, including the shared service center, IT expenses, propriety IT systems and legal and accounting activities, and shared warehouses and other logistic activities. The expenses related to these apportionments were recognized in these combined carve-out financial statements according to assumptions defined by the Management based on the nature of expense shared attributable to the Business.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

d.	Brand and Copyrights sharing agreements with related parties

During November and December 2019, the Business and its related parties entered into brand and copyrights sharing agreements with related parties, as follows:

—

On November 11, 2019, the Business and EDE entered into a copyright license agreement whereby EDE agreed to grant a license, at no cost to Business, for commercial exploitation and use of copyrights related to the educational platform materials. This agreement is valid for three years.

—

On November 6, 2019, the Business entered into a trademark license agreement (as amended on 2020) with EDE for which Business has been granted at no cost the use rights related to the trademark “Pitágoras.” This agreement is valid for a period of 20 years, automatically and successively renewed for the same period.

—

On December 6, 2019, the Business also entered into two trademark license agreement (as amended on 2020) by which the use rights related to certain trademarks, such as “Somos Educação”, “Editora Atica,” “Editora Scipione,” “Atual Editora,” “Par Plataforma Educacional,” “Sistema Maxi de Ensino,” “Bilingual Experience,” “English Stars” and “Rede Cristã de Educação,” have been granted at no cost to certain related parties. This agreement is valid for a period of 20 years, automatically and successively renewed for the same period.

e.	Lease and sublease agreements with related parties

The Business and its related parties also shared the infrastructure of rented warehouses and other properties which are direct expenses of the Cogna Group. The expenses related to these rental payments were recognized in these combined carve-out financial statements according to assumptions defined by the Management based on utilization of these properties by the Business.

However, as part of its corporate restructuring (note 1) the Business has entered into lease and sublease agreements with its related parties on December 5, 2019, to continue to share these rented warehouses and other properties, as follows:

—	Commercial lease agreement

Lessee Entity	Counterpart lease agreement (Lessor)	Monthly payments	Mature	Rate	State of the property in use
Somos – Anglo	Editora Scipione S.A.	R$35	60 months from the agreement date	Inflation index	Pernambuco (Recife)
Somos – Anglo	Editora Ática S.A.	R$30	60 months from the agreement date	Inflation index	Bahia (Salvador)

—	Commercial sublease agreement

Entity (Sublessor)	Counterpart sublease agreement (Sublessee)	Monthly payments	Mature	Rate	State of the property in use
Editora e Distribuidora Educacional S.A (“EDE”)	Somos – Anglo	R$ 390	September 30, 2025	Inflation index	São Paulo (São Paulo)
Somos – Anglo	Editora Ática S.A.	R$439	September 30, 2025	Inflation index	São Paulo (São José dos Campos)
Somos – Anglo	SGE Comércio de Material Didático Ltda. (“SGE”).	R$15	September 30, 2025	Inflation index	São Paulo (São José dos Campos)

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

Entity (Sublessor)	Counterpart sublease agreement (Sublessee)	Monthly payments	Mature	Rate	State of the property in use
Somos – Anglo	Somos Idiomas S.A.	R$ 3	September 30, 2025	Inflation index	São Paulo (São José dos Campos)
Somos – Anglo	Saraiva Educação S.A. (“Sariva”)	R$ 113	September 30, 2025	Inflation index	São Paulo (São José dos Campos)
Somos – Anglo	Livraria Livro Fácil Ltda.(“Livro Fácil”)	R$ 82	September 30, 2025	Inflation index	São Paulo (São José dos Campos)
Somos – Anglo	Editora e Distribuidora Educacional S.A (“EDE”)	R$ 43	September 30, 2025	Inflation index	São Paulo (São José dos Campos)

f.	Remuneration of key management personnel

Key management personnel include the members of the Board of Directors and the Audit Committee, the CEO and the vice-presidents of Cogna Group, for which the nature of the tasks performed were related to the activities of the Business.

For the year ended December 31, 2019, key management remuneration allocated to the Business, including charges and variable remuneration totaled R$ 12,802 (R$ 630 from October 11, 2018 to December 31, 2018). For the Business management members, the following benefits are granted: healthcare plan, share-based compensation plan, discounts on monthly tuition of K-12 in the Cogna Group’s schools, besides discounts over the Business’ own products.

The Business does not grant post-employment benefits, termination benefits or other long-term benefits for their key management personnel. For the year ended December 31, 2019 share-based compensation expenses in the amount of R$ 1,372 (R$ 475 from October 11, 2018 to December 31, 2018), were paid to key management or incurred by the Business.

Key management personnel compensation comprised the following:

	December 31, 2019	October 11 to December 31, 2018
Short-term employee benefits	11,430	155
Share-based compensation plan	1,372	475

	12,802	630

20.	Provision for risks of tax, civil and labor losses and Judicial deposits and escrow accounts

The Management classifies the likelihood of loss of judicial/administrative proceedings in which the Business is a party as a defendant. Provisions are recorded for contingencies classified as probable and in amount Management believes it is sufficient to cover probable losses or when related to business combinations.

Also, in connection with the acquisition of Somos Group by Cogna Group, as described in Note 1, and pursuant to IFRS 3—“Business Combinations”, provisions for contingent liabilities assumed by Cogna were recognized when potential non-compliance with labor and civil legislation arising from past practices of subsidiaries acquired were identified. Thus, at acquisition date, Cogna reviewed all proceedings whose responsibility were transferred to assess whether there was a present obligation and if the fair value could be measured reliably.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

a.	Composition

	As of December 31, 2019	As of December 31, 2018
Proceedings whose likelihood of loss is probable
Tax proceedings (i)	557,782	502,764
Labor proceedings (ii)	9,967	10,565
Civil proceedings	1	6

	567,750	513,335

Liabilities assumed in Business Combination
Labor proceedings (ii)	41,226	39,087
Civil proceedings	31	2,143

	41,257	41,230

Total of provision for risks of Tax, Civil and Labor losses	609,007	554,565

(i)

Primarily refers to income tax positions taken by the predecessor Somos Anglo and the Successor in connection with a corporate reorganization held by the predecessor in 2010. In 2018, given a tax assessment via an Infraction Notice received by the predecessor for certain periods opened for tax audit coupled with an unfavorable jurisprudence on a similar tax case also reached in 2018, the Business reassessed this income tax position and recorded a liability, including interest and penalties, in the combined carve-out financial statements.

(ii)

The Business is a party to labor demands, which the most frequent cases refer to holiday proportional, salary differential, night additional pay, overtime, social charges, among others. There are no individual labor demands with material values that require specific disclosure.

The changes in provision for the year ended December 31, 2019 and period from October 11, 2018 to December 31, 2018 were as follows:

	As of December 31, 2018	Additions	Reversals	Interest	Total effect on the result	As of December 31, 2019
Tax proceedings	502,764	16,339	(699)	39,378	55,018	557,782
Labor proceedings	49,652	4,133	(4,585)	1,993	1,541	51,193
Civil proceedings	2,149	65	(2,239)	57	(2,117)	32

Total	554,565	20,537	(7,523)	41,428	54,442	609,007

Reconciliation with profit or loss for the period
Finance expense		—	—	(41,428)
General and administrative expenses		(4,198)	7,523	—
Income tax and social contribution		(16,339)	—	—

Total		(20,537)	7,523	(41,428)

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

	As of October 11, 2018	Additions	Reversals	Interest	Total effect on the result	As of December 31, 2018
Tax proceedings	492,551	3,665	—	6,548	10,213	502,764
Labor proceedings	49,637	6	(26)	35	15	49,652
Civil proceedings	2,140	1	—	8	9	2,149

Total	544,328	3,672	(26)	6,591	10,237	554,565

Reconciliation with profit or loss for the period
Finance costs		—	—	(6,591)
General and administrative expenses		(7)	26	—
Income tax and social contribution		(3,665)	—	—

Total		(3,672)	26	(6,591)

b.	Judicial Deposits and Escrow Accounts

Judicial deposits and escrow accounts recorded as in non-current assets are as follows:

	As of December 31, 2019	As of December 31, 2018
Tax proceedings	1,419	1,410
Labor proceedings	955	733
Indemnification asset – Former owner	5,476	6,681
Indemnification asset – Related Parties (i)	149,600	149,600
Escrow-account (ii)	15,482	10,028

	172,932	168,452

(i)

Refers to an indemnification asset from the seller in connection with the acquisition of Somos by Cogna Group and recognized at the date of the business combination disclosed at note 2, in order to indemnify the Business for any and all losses that may be incurred related to all contingencies or lawsuits events related to the Predecessor up to the maximum amount of R$149.6 million. At December 31, 2019, the Business and its Parent Entity signed an agreement to legally bind this indemnification. See note 19b.

(ii)

Refers to guarantees received in past business combinations related to loss contingencies whose likelihood of loss is probable, and therefore which responsibility lies with the former owners. According to the Sale Agreement, these former owners would reimburse the Business in case of payments are required if and when contingencies materialize.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

21.	Current and Deferred Income Tax and Social Contribution

a.	Reconciliation of income tax and social contribution

The reconciliation of income tax and social contribution expense is as follows:

	As of December 31, 2019	October 11 to December 31, 2018
(Loss) Profit before income tax and social contribution for the year	(90,315)	3,690
Combined nominal statutory rate of income tax and social contribution	34%	34%

IRPJ and CSLL calculated at the nominal rates	30,707	(1,255)

Permanent Additions	(1,100)	(3,475)

Total IRPJ and CSLL	29,607	(4,730)

Current IRPJ and CSLL in the result	(22,113)	(4,750)
Deferred IRPJ and CSLL in the result	51,720	20

	29,607	(4,730)

b.	Deferred taxes

Changes in deferred income tax and social contribution assets and liabilities are as follows:

	October 11 to December 31, 2018	Effect on profit (loss)	As of December 31, 2018	First adoption of IFRS 16	Effect on profit (loss)	Effect on Parent´s Net Investment (ii)	As of December 31, 2019
Income tax/social contribution:
Income tax and social contribution losses carryforwards (ii)	119,557	(9,058)	110,499	—	6,573	(85,719)	31,353
Temporary Differences:
Impairment losses on trade receivables	9,068	(2,536)	6,532	—	1,129	(931)	6,730
Provision for obsolete inventories	25,906	(1,287)	24,619	—	(19,289)	2,423	7,753
Imputed interest on suppliers	(428)	(9,938)	(10,366)	—	8,477	(1,414)	(3,303)
Provision for risks of tax, civil and labor losses	3,624	2,243	5,867	—	15,497	(1,175)	20,189
Refund liabilities and right to returned goods	12,162	5,805	17,967	—	(6,170)	3,201	14,998
Lease Liabilities	—	—		1,508	1,308	778	3,594
Fair value adjustments on business combination (i)	(90,889)	12,997	(77,892)	—	46,574	832	(30,486)
Other termporary provision	8,951	1,794	10,745	—	(2,379)	(1,854)	6,512

Deferred Assets, net	87,951	20	87,971	1,508	51,720	(83,859)	57,340

(i)

As discussed in note 2, the current tax law allows the deductibility of the acquisition date goodwill and fair value of net assets acquired when a non-substantive action is taken after acquisition by the Business (i.e. when the Business merges or spin off the businesses acquired) and therefore the tax and accounting basis of the net assets acquired are the same as of the acquisition date. In this regard, as the Business considers it will be entitled to the deductibility of the amortization or depreciation of the net assets acquired after the completion of the corporate restructuring referred to in note 1 above, no deferred income tax was recorded on this Business Combination, except for the portion of goodwill and fair value adjustments of prior business combinations carried out by the Predecessor

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

Somos Anglo which does not have a tax basis (for tax purposes goodwill and fair value adjustments are comprised of two components being the first component goodwill and fair value adjustment of prior business combination and the second component being the acquisition of the predecessor by the successor). Therefore deferred income tax liability refers to the first component previously mentioned specifically for fair value adjustments once, as required by IFRS, deferred income tax liabilities is not recognized in the initial recognition of goodwill.
(ii)

On December 31 and October 31, 2018 this amount was related to deferred income tax asset on tax losses carryforward calculated based on a separate return method for the carve-out operations which, on December 31, 2019 was derecognized through Parent´s Net Investment in the amount of R$ (84,055), upon the conclusion of the legal entity structure that was completed via the comprehensive corporate restructuring mentioned in note 1. In addition, the temporary differences was also adjusted through Parent´s Net Investiment in net amount of R$ 1,860 related to difference between tax bases of legal entity and amount recognized based on a separate return method for the carve-out operation.

22.	Share-based compensation

Certain employees of the Business participate in a restricted share compensation plan of Cogna Group which is detailed below.

On September 3, 2018, Cogna Group’s stockholders approved a restricted share-based compensation plan, on which may be granted rights to receive a maximum number of restricted shares not exceeding 19,416,233 shares, corresponding to 1.18% of the Cogna Group’s total share capital at the Plan’s approval date, excluding shares held in treasury on such date. This program should be wholly settled with the delivery of the shares.

Cogna Group’s obligation to transfer the restricted shares under the Plan, in up to 10 days from the end of the vesting period, is contingent upon the continuing employment relationship of the employee or officer, as appropriate, for a period of three years from the date the respective agreement is signed.

The number of outstanding restricted shares as of December 31, 2019 was 159,919 and the grant date fair value was 10.58.

Based on the allocation criteria defined in Note 2, the Business statement of profit or loss and other comprehensive income and its Parent’s Net Investment were impacted by this share-based plan by R$ 1,372 for the year ended as of December 31, 2019 (R$ 475 for the period from October 11, 2018 to December 31, 2018).

23.	Net Revenue from sales and Services

The breakdown of net sales of the Business for the year ended December 31, 2019 and from period from October 11, 2018 to December 31, 2018 are shown below. The revenue is disaggregated into the categories the Business believes depict how and the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

	December 31, 2019	October 11 to December 31, 2018
Learning Systems
Gross revenue	542,070	101,097
Deductions from gross revenue
Taxes	(79)	(624)
Discounts	(37,989)	(3,263)
Returns	(9,350)	(1,443)

Net revenue	494,652	95,767

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

	December 31, 2019	October 11 to December 31, 2018
Textbooks
Gross revenue	339,535	138,017
Deductions from gross revenue
Taxes	(2,251)	(858)
Returns	(58,757)	(28,867)

Net revenue	278,527	108,292

Complementary Education Solution
Gross revenue	33,106	1,565
Deductions from gross revenue
Taxes	(37)	160
Discounts	(1)	—
Returns	(1,880)	(39)

Net revenue	31,188	1,686

Other services (i)
Gross revenue	83,094	32,408
Deductions from gross revenue
Taxes	(3,686)	(1,230)
Discounts	(911)	(424)
Returns	(605)	(20)

Net revenue	77,892	30,734

Total Content & EdTech Platform segment
Gross revenue	997,805	273,088
Deductions from gross revenue
Taxes	(6,053)	(2,552)
Discounts	(38,901)	(3,687)
Returns	(70,592)	(30,370)

Net revenue	882,259	236,479

Total Digital Platform segment
E-commerce
Gross revenue	112,352	10,901
Deductions from gross revenue
Taxes	(3,239)	(481)
Discounts	—	—
Returns	(1,689)	(538)

Net revenue	107,424	9,882

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

	December 31, 2019	October 11 to December 31, 2018
Total
Gross revenue	1,110,157	283,989
Deductions from gross revenue
Taxes	(9,292)	(3,033)
Discounts	(38,901)	(3,687)
Returns	(72,281)	(30,370)

Net revenue	989,683	246,361

Sales	971,250	241,221
Services	18,433	5,140

Net revenue	989,683	246,361

(i)	Refers also to revenue from textbook sales of preparatory course for university admission exams.

The Business applies the practical expedient in paragraph 121.b of IFRS 15 and does not disclose information about its remaining performance obligations because the Business has a right to consideration from its customers in an amount that corresponds directly with the value to the customer of the Business’ performance completed to date.

24.	Costs and Expenses by Nature

	December 31, 2019	October 11 to December 31, 2018
Salaries and payroll charges	(200,621)	(62,376)
Raw materials and productions costs	(238,635)	(27,267)
Depreciation and amortization	(164,932)	(21,770)
Editorial costs	(61,281)	(21,638)
Copyright	(61,975)	(20,473)
Advertising and publicity	(60,416)	(17,091)
Utilities, cleaning and security	(11,869)	(9,379)
Rental and condominium fees	(20,375)	(7,929)
Third-party services	(26,406)	(3,817)
Travel	(12,471)	(3,664)
Consulting and advisory services	(16,028)	(2,910)
Impairment losses on trade receivables	(4,297)	(2,283)
Material	(1,087)	(1,762)
Taxes and contributions	(3,278)	(267)
Reversal of provision for risks of tax, civil and labor losses	3,325	19
Provision for losses with obsolete inventories	(6,831)	3,098
Other expenses	(20,052)	(5,858)

	(907,229)	(205,367)

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

	December 31, 2019	October 11 to December 31, 2018
Cost of goods sold and services	(447,049)	(69,903)
Commercial expenses	(184,592)	(51,151)
General and administrative expenses	(276,427)	(84,898)
Impairment losses on trade receivable	(4,297)	(2,283)
Other operating income, net	5,136	2,868

	(907,229)	(205,367)

25.	Finance result

	December 31, 2019	October 11 to December 31, 2018
Finance income
Interest on financial investments	1,703	1,810
Other finance income	3,713	2,100

	5,416	3,910

Finance costs
Interest bonds and financing	(92,583)	(25,611)
Imputed interest on suppliers	(24,612)	(6,817)
Bank and collection fees	(847)	(607)
Interest on provision for risks of tax, civil and labor losses	(41,428)	(6,591)
Interest on Lease Liabilities	(16,312)	—
Other finance costs	(2,403)	(1,588)

	(178,185)	(41,214)

Finance costs	(172,769)	(37,304)

26.	Segment Reporting

Information reported to the Chief Operating Decision Maker (CODM) for the purposes of resource allocation and assessment of segment performance is focused on revenue, “profit (loss) before finance result and tax”, assets and liabilities segregated by the nature of the services provided to the Business’ customers. Thus, reportable segments are: (i) Content & EdTech Platform; and (ii) Digital Platform.

The Content & EdTech platform derives its results from core and complementary educational content solutions through digital and printed content, including textbooks, learning systems and other complimentary educational services.

The Digital Platform aims to unify the entire school administrative ecosystem, enabling private schools to aggregate multiple learning strategies and help them to focus on education, through the Business’ physical and digital e-commerce platform (Livro Fácil) and other digital services. The operations related to this segment initiated with the acquisition of Livro Fácil.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

Due to the nature of the Business’ e-commerce platform, the Content & EdTech Platform segment sells its printed and digital content to the Digital Platform segment. These transactions are priced on an arm’s length basis and are to be settled in cash. However, the eliminations made in preparing these combined carve-out financial statements are included in the measure of the segment’s profit or loss that is used by the CODM, and therefore the amounts presented herein are net of such intrasegment transactions.

The following table presents the Business’ revenue, its reconciliation to “profit (loss) before finance result and tax” results, assets and liabilities by reportable segment. No other information is used by the CODM when assessing segment performance.

	December 31, 2019
	Content & EdTech Platform	Digital Platform	Total
Net revenue from sales and services	882,259	107,424	989,683
Cost of goods sold and services	(355,711)	(91,338)	(447,049)

Operating income (expenses):
General and administrative expenses	(252,475)	(23,952)	(276,427)
Commercial expenses	(184,570)	(22)	(184,592)
Other operating income	5,136	—	5,136
Impairment losses on trade receivables	(4,168)	(129)	(4,297)

Operating profit (loss) before finance result	90,471	(8,017)	82,454

Assets	6,055,892	111,902	6,167,794
Current and non-current liabilities	2,955,764	111,947	3,067,711

	From October 11 to December 31, 2018
	Content & EdTech Platform	Digital Services Platform	Total
Net revenue from sales and services	236,479	9,882	246,361
Cost of goods sold and services	(64,701)	(5,202)	(69,903)

Operating income (expenses):
General and administrative expenses	(83,963)	(935)	(84,898)
Commercial expenses	(49,346)	(1,805)	(51,151)
Other operating income	2,868	—	2,868
Impairment losses on trade receivables	(2,283)	—	(2,283)

Operating profit (loss) before finance result	39,055	1,940	40,994

Assets	6,092,753	46,938	6,139,691
Current and non-current liabilities	2,834,102	37,088	2,871,190

The accounting policies of the reportable segments are the same as the Business’ accounting policies described in note 5.Segments’ profit represents the profit earned by each segment without finance results and income tax expense. This is the measure reported to the CODM for the purpose of resource allocation and assessment of segment performance.

The Business has all its operations held in Brasil, with no revenue from foreign customers. Additionally, no single customer contributed ten per cent or more to the Business and Segments revenue in either the year ended December 31, 2019.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

27.	Non-cash transactions

Non-monetary transactions for the year ended December 31, 2019 are: (i) Capitalization of bonds in the amount of R$ 1,508,297 (note 13); (ii) Contribution of bonds from parent company in the amount of R$ 1,535,801 (note 13), (iii) Additions of right use and finance lease in the amount of R$ 27,010 (note 15), and, (iv) Disposals of contracts of right use and finance lease in the amount of R $ 34,852 (note 15).

28.	Subsequent events

a)	COVID-19

On March 11, 2020, the World Health Organization (WHO) raised the contamination status of the Coronavirus outbreak (“COVID-19”) to a global pandemic, changing the world and Brazilian growth perspectives and adding important risks to Companies in an unprecedented scenario. As a result, managers and administration were required to analyze the situation and implement adequate actions in order to mitigate potential risks imposed by this new pandemic situation. This crisis caused governments around the world to impose a series of measures including: social distance, schools shut down, travel restrictions, lockdowns, closing non-essential businesses, among others, causing major disruptions in the financial, labor and standards market demand, in the logistics chains and, most importantly, impacting society as a whole.

To face this scenario, the Business established a Crisis Committee and developed a work plan covering a series of actions to, first of all, safeguard the physical and mental health of its employees and then preserve operational and financial capacity to face this period. We highlight below the main initiatives carried out by Business:

1) Preserve the health of our employees, such as implementation of a work from home policy and a temporary closure of our distribution centers and reduced operations once re-opened with implementation of health and safety measures recommended by government authorities;

2) Business continuity with through online platforms;

3) Support the financial health, liquidity and cash;

4) Implement restructuring measures, seeking to preserve jobs and the organization’s longevity;

5) Implement organizational changes for the post-COVID world;

6) Strategic Plan for opportunities generated by the crisis;

7) Philanthropic actions that contribute to mitigate the impacts of COVID-19 on our business segment;

8) Provide on-line campaigns to promote our products to potential new customers.

Related to sales and services provided to our customers, we emphasize that even after Governments decreed the closure of schools, our customers continued to provide educational services through our virtual platforms. As a result, we had no interruption in the sale and services contracted by our customers.

Despite of the continuity of educational services, the process of isolation and closure of schools, in addition to the restriction of mobility in some cities, brought some uncertainty to the logistics process and our business cycle. As an example, we closed our warehouse for almost a month, which caused delays in new deliveries and the returning of goods as well. Considering this, it is likely that we will have some impacts on revenue and profitability through the quarters of 2020 and, potentially, for the coming years. In addition, several reports and market projections indicate a drop in Brazilian GDP in 2020, which may impact our sales cycle for 2021.

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

As of the date of the issuance of these combined carve-out financial statements, the Business took the following measures in order to prioritize cash management and increase financial liquidity:

Reduction of costs and expenses

The Business discussed and established, together with the managers and the Crisis Management Committee, a cost and expense reduction plan that is in full execution and following as planned, and we can already highlight:

a) implementation, as of May or June, depending of the area, the reduction in working hours and consequently wages of our administrative and corporate employees by 25%, for the next 3 months. About 90% of administrative employees were impacted and it was possible by changes in Brazilian labor regulation; and

b) extensive renegotiation of contracts with suppliers (for example: lease arrangements, printers, IT services, law services, etc) and the cessation of operations of certain transportation companies for undetermined periods. Most of the renegotiations are based on temporary price reduction with some cases including extension of the contract for some period.

Reduction and postponement of investments

Business opted to maintain investments in strategic projects and those related to improving the provision of services, considered essential for long-term growth and partially reduced investments related to non-strategic projects or administrative area, such as IT projects or improvement in performance report indicators. However, Business, will continue to evaluate COVID impacts in its business and in the cash flow and may postpone its plans to expand through acquisitions or investments.

Liquidity risk

In order to cover possible liquidity deficiencies or mismatches between cash and cash equivalents with short-term debt and financial obligations, the Business continues to operate in the finance markets with operations such as reverse factoring as long as this credit line is offered by banks and accepted by the Business suppliers, and also, with the support from its Parent Entity for at least 13 months from the date of the issuance of these combined carve-out financial statements. Thus, the Business expects to have the capacity to meet its short-term obligations and these combined carve-out financial statements have been prepared on the basis that the Business will continue as a going concern.

Parent Company Cogna Educação SA is committed to ensuring, if necessary, that Vasta Platform conducts its business with proper operational continuity and that it has the capacity to settle its obligations.

Impairment tests for goodwill during the subsequent event period

The Business evaluated the circumstances that could indicate an impairment in its non-financial assets and carried out a sensitivity analysis in the long-term model and cash flows, including any impacts / risks that could be estimated based on our best estimate of future cash flows. The conclusion of these tests provided by Business on April 30, 2020, has not shown any adjustments to be considered necessary for these assets. We understand that this procedure meets the normative requirement to perform an impairment test at least once a year or, as in the present case, at any time when there are impairment indicators.

The main assumptions used in the calculations were: (i) 3.5% growth rate in perpetuity (previously presented 6.1%), and; (ii) applied discount rate (WACC) at 10.12% (previously presented 10.08%)

Vasta Platform (Successor)

Combined Carve-out Financial Statements as of December 31, 2019, 2018

and for the year ended December 31, 2019 and for the period from October 11 to December 31, 2018

Net Revenue from sales and services and gross margin

We expect sales and services rendered for the first quarter to remain stable over the comparative period in the prior year since annual contracts had been previously executed. However, there are risks related to this Global pandemic event that can impact the Business and may have impacts of its sales and gross margin for full year of 2020, and next years could be impacted if customers do not sign contracts with the same volumes than last year.

Inventories, including rights to returned goods

The Business assessed its inventories and did not identify relevant impacts due to obsolescence or devaluation of inventories and did not identify relevant impacts on the realization of rights to returned goods. One reason also was due to some initiatives carried out by Business, such as temporary closure of distribution centers, resulting in a decrease in production of our learning materials.

Other assets

The Business has not identified any changes in circumstances that indicate the impairment of other assets, but informs that it will continue to actively monitor the impacts derived from the COVID-19 crisis, and if the social distance measures and macroeconomic impacts continue, the conditions of Business’s financial results or results of operations in 2020 may be negatively impacted.

b)	Subsequent acquisition

•	A & R Comercio e Serviços de Informática Ltda (“Pluri”)

On January 2020, the Business concluded the acquisition of Pluri for R $ 27,790. Pluri is an entity based in the State of Recife specialized in solutions such as consulting and technologies for education systems, this acquisition is in line with the Business’ strategy of focusing on the distribution of its operations to other regions.

The payment will be made in three installments, being the first installment already paid, as follow:

31/01/2020: R$ 15,359

31/01/2021: R$ 9,431

31/01/2023: R$ 3,000

•	Mind Makers Editora Educacional (“Mind Makers”)

On February 13, 2020, we entered into a purchase agreement to purchase the entire ownership interest of Mind Makers Editora Educacional Ltda., or MindMakers, a company that offers computer programming and robotics courses and helps students develop skills relevant to their educational progress, such as coding and product development, as well as entrepreneurial and socio-emotional skills including teamwork, leadership and perseverance. The total purchase price was R$18.2 million, R$10.0 million of which was payable upon signing the agreement, with half of the remaining balance payable in 2021 and the other half of the remaining balance payable in 2022, with the 2021 and 2022 payments subject to certain adjustments. The agreement is also subject to certain additional earn-outs that could increase the purchase price by an additional R$6.6 million over the life of the earn-out period.

Somos – Anglo

(Predecessor)

Combined Carve-out Financial

Statements as of December 31, 2017

and January 1, 2017 and for the period

from January 1 to October 10, 2018 and

for the year ended December 31, 2017

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Somos – Anglo (Predecessor):

Opinion on the combined carve-out financial statements

We have audited the accompanying combined carve-out statements of financial positon of Somos - Anglo (the Company) as of December 31, 2017 and January 1, 2017, the related combined carve-out statements of profit or loss and other comprehensive income, statement of changes in parent’s net investment, and statement of cash flows for the period from January 1, 2018 to October 10, 2018 and the year ended December 31, 2017, and the related notes (collectively, the combined carve-out financial statements). In our opinion, except for the omissions described below, the combined carve-out financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and January 1, 2017, and the results of its operations and its cash flows for the period from January 1, 2018 to October 10, 2018 and the year ended December 31, 2017, in conformity with International Financial Reporting Standards (IFRS) and interpretations as issued by the International Accounting Standards Board (IASB).

As discussed in Note 2, the accompanying combined carve-out financial statements are not presented in accordance with International Accounting Standard 1 - Presentation of Financial Statements, as they do not include a combined carve-out statement of financial position and related notes as of October 10, 2018, and the combined carve-out statement of profit and loss and other comprehensive income and related notes for the comparative period from January 01, 2017 to October 10, 2017, which constitute a departure from International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Change in Accounting Principle

As discussed in Note 4 to the combined carve-out Financial Statements, the Company has changed its method of accounting for revenue recognition and recognition of financial instruments as from January 1, 2018 due to the adoption of IFRS 15 – Revenue from contract with customer and IFRS 9 – Financial Instruments.

Basis for Opinion

These combined carve-out financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined carve-out financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined carve-out financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined carve-out financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined carve-out financial statements. Our audits

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017 also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined carve-out financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2016.

/s/ KPMG Auditores Independentes

São Paulo – Brazil

February 20, 2020

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

Combined Carve-out Statement of Financial Position

In thousands of R$

Assets	Note	As of December 31, 2017	As of January 01, 2017
Current assets
Cash and cash equivalents	9	165,689	82,792
Trade receivables	10	238,492	235,719
Inventories	11	183,513	212,665
Taxes recoverable		2,328	3,303
Income tax and social contribution recoverable		15,187	14,091
Prepayments		3,265	4,910
Other receivables		6,342	3,524

Total current assets		614,816	557,004

Non-current assets
Judicial deposits and escrow accounts	20	6,050	5,826
Deferred income tax and social contribution	21	27,556	25,484
Property, plant and equipment	12	57,260	58,728
Intangible assets and goodwill	13	657,655	654,174

Total non-current assets		748,521	744,212

Total assets		1,363,337	1,301,216

The footnotes to these combined carve-out financial statements are an integral part of the Financial Statements.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

Combined Carve-out Statement of Financial Position

In thousands of R$

Liabilities	Note	As of December 31, 2017	As of January 01, 2017
Current liabilities
Bonds and financing	14	217,553	95,912
Suppliers	15	228,515	220,723
Suppliers - related parties	19a.	231,190	226,887
Taxes payable		910	896
Income tax and social contribution payable		3,177	4,174
Salaries and social contributions	18	62,796	65,933
Contract liabilities and deferred income	16	72,918	68,243
Other liabilities		11,080	13,300

Total current liabilities		828,139	696,068

Non-current liabilities
Bonds and financing	14	989,611	387,819
Accounts payable for business combination	17	10,203	—
Contract liabilities and deferred income	16	5,235	—
Provision for risks of tax, civil and labor losses	20	9,258	16,399

Total non-current liabilities		1,014,307	404,218

Parent’s net (deficit) investment		(479,109)	200,930

Total liabilities and parent’s net investment		1,363,337	1,301,216

The footnotes to these combined carve-out financial statements are an integral part of the Financial Statements.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

Combined Carve-out Statement of Profit or Loss and Other Comprehensive Income

In thousands of R$

	Note	January 1, 2018 to October 10, 2018	Year ended December 31, 2017
Net revenue from sales and services	23	518,530	685,962
Sales		500,358	663,360
Services		18,172	22,602
Cost of goods sold and services	24	(220,975)	(255,250)

Gross profit		297,555	430,712

Operating income (expenses)
General and administrative expenses	24	(310,527)	(162,760)
Commercial expenses	24	(139,052)	(170,651)
Other operating income	24	4,831	—
Other operating expenses	24	(574)	(1,929)
Impairment losses on trade receivables	10 and 24	(4,027)	908

(Loss) / Profit before finance results and taxes		(151,794)	96,280

Finance results
Finance income	25	26,819	21,831
Finance costs	25	(221,371)	(128,720)

		(194,552)	(106,889)

Loss before income tax and social contribution		(346,346)	(10,609)

Income tax and social contribution
Current	21	(274,408)	—
Deferred	21	7,407	2,072

Net loss for the period/year		(613,347)	(8,537)

Other comprehensive income for the period/year		—	—

Total comprehensive loss for the period/year		(613,347)	(8,537)

The footnotes to these combined carve-out financial statements are an integral part of the Financial Statements.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

Combined Carve-out Statement of Changes in Parent’s Net Investment

In thousands of R$

	Note	Parent’s Net Investments

Balances at January 01, 2017		200,930

Net loss for the year		(8,537)
Acquisition of Livro Fácil	26	23,825
Share-based compensation plan	22	5,591
Parent’s Net investments (deficit)		(700,918)

Balances at December 31, 2017		(479,109)

Net loss for the period		(613,347)
Share-based compensation plan	22	69,119
Parent’s Net investments (deficit)		(331,969)

Balances at October 10, 2018		(1,355,306)

The footnotes to these combined carve-out financial statements are an integral part of the Financial Statements.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

Combined Carve-out Statement of Cash Flows

In thousands of R$

	Notes	January 1, 2018 to October 10, 2018	Year ended December 31, 2017
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before income tax and social contribution		(346,346)	(10,609)
Adjustments for:
Depreciation and amortization	12 and 13	37,660	43,245
Impairment (reversal) loss on trade receivable	10	4,027	(908)
Provision (reversal) for tax, civil and labor losses	20	150,594	(1,233)
Provision for obsolete inventories	11	352	4,427
Provision for interest on bonds and financing	14	89,149	78,259
Interest on provision for risks of tax, civil and labor losses	20	70,606	-
Provision for interest on account payable from business combination	17	386	-
Share-based payment expense	22	69,119	5,591
Refund liability and right to returned goods		(22,333)	1,006
Imputed interest on suppliers		357	10,737
Residual value of disposals of property, plant and equipment and intangible assets	12 and 13	5,855	4,273

		59,426	134,788
Changes in:
Trade receivables		93,474	1,484
Inventories		(57,391)	58,654
Prepayments		(24,135)	1,645
Taxes recoverable		(8,529)	1,180
Judicial deposits and escrow accounts		(12,652)	(224)
Other receivables		3,239	(1,203)
Suppliers		(57,268)	(37,727)
Salaries and social contributions		22,225	(3,137)
Taxes payable		(59)	(1,798)
Contract liabilities and deferred income		1,400	9,225
Other payables		6,031	7,982

Cash generated from operating activities		25,761	170,869
Income tax and social contribution paid		(14,683)	(1,505)
Tax, civil and labor proceedings paid	20	(767)	(5,908)
Payment of interest on bonds and financing	14	(103,428)	(59,826)

Net cash (used in) from operating activities		(93,117)	103,630

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment	12 and 29	(8,235)	(8,526)
Additions to intangible assets	13	(27,587)	(21,606)
Proceeds from sale of property, plant and equipment	14	25,500	—
Acquisition of subsidiaries net of cash	26	—	1,013

Net cash (used in) investing activities		(10,322)	(29,119)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bonds	14 and 29	800,049	800,000
Repayments of bonds and financing	14	(380,664)	(95,000)
Others		11,301	4,303
Parent’s net investment (deficit)		(331,969)	(700,917)

Net cash from financing activities		98,717	8,386

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(4,722)	82,897

Cash and cash equivalents at beginning of year	9	165,689	82,792
Cash and cash equivalents at end of year	9	160,967	165,689

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(4,722)	82,897

The footnotes to these combined carve-out financial statements are an integral part of the Financial Statements.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

Notes to the Combined Carve-out financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

1.	General Information

Somos - Anglo (hereinafter referred to as the “Business”), is not a separate legal entity. The Business is comprised of combined carved-out historical balances of certain assets, liabilities and results of operations related to the delivery of educational content to the private sector to basic and secondary education (“K-12 curriculum”) previously carried out by the legal entity Somos Educação S.A. and its subsidiaries (hereinafter referred to as “Somos”, or in combination with its subsidiaries, the “Somos Group”).

Thus, these combined carve-out financial statements include historical financial information and operations from the following legal entities (hereinafter referred to as “Parent Entities”):

•	Somos Educação S.A. (“Somos”)

•	Somos Sistemas de Ensino S.A. (“Somos Sistemas”)

•	Editora Ática S.A. (“Ática”)

•	Saraiva Educação S.A. (“Saraiva”)

•	Editora Scipione S.A. (“Scipione”)

•	Maxiprint Editora Ltda. (“Maxiprint”)

•	Red Ballon – Somos Idiomas S.A. (“English Star”)

•	Livraria Livro Fácil Ltda. (“Livro Fácil”)

•	Colégio Anglo São Paulo Ltda. (“Colégio Anglo”)

The Business’ activities include integrated solutions for Basic Education that comprehends a platform of products (including process of creation and manufacturing books), learning systems, solutions and technology support services focused on early childhood education, primary education and high school. Accordingly, the Business’ is mainly engaged in: (i) preparing, selling, and distributing textbooks, teaching aids, and workbooks, especially with educational, literary, and information contents as well as teaching systems; (ii) developing educational solutions for elementary, basic and high school education activities; and (iii) developing software for adaptive teaching and optimizing academic management.

These combined carve-out financial statements were prepared for its inclusion in a Registration Statement (“Form F-1”) of Vasta Platform Limited with the Securities and Exchange Commission (“SEC”) of the United States of America and were authorized for issuance by Management on February 20, 2020.

2.	Preparation basis and presentation of Combined Carve-out Financial Statements

The combined carve-out financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations as issued by the International Accounting Standards Board (“IASB”), except for the lack of presentation of a combined carve-out statement of financial position and related notes as of October 10, 2018, and the combined carve-out statement of profit and loss and other comprehensive income and related notes for the comparative period from January 01, 2017 to October 10, 2017, which constitute a departure from IFRS as issued by IASB.

All IFRS issued by the IASB, effective at the time of preparing these combined carve-out financial statements have been applied.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

IFRS 1 “First-time adoption of International Financial Reporting Standards” has been applied in preparing these combined carve-out financial statements. Since the Business become a first-time adopter later than Somos, the Business adopted the exemption to measure its assets and liabilities at the carrying amounts reflected in Somos Group´s consolidated financial statements. The requirement in IFRS 1 to provide reconciliations of financial information prepared under previous GAAP to IFRS is not relevant to the Business as this is the first set of combined carve-out financial statements of the Business.

The preparation of combined carve-out financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Business’ accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to these combined carve-out financial statements are disclosed in Note 3.

IFRS provides no guidelines for the preparation of combined carve-out financial statements, which are therefore subject to the principles given in International Accounting Standards (IAS) 8.12. This paragraph requires consideration of the most recent pronouncements of other standard-setting bodies that use a similar conceptual framework to develop accounting standards, other financial accounting literature and acceptable industry practices.

These combined carve-out financial statements were prepared in order to present the Business’ historical financial position, the performance of its operations and its respective cash flows as of December 31, 2017 and January 1, 2017 and for the period from January 1, 2018 to October 10, 2018 and for year ended December 31, 2017. These combined carve-out financial statements aim to materially reflect the financial statements of the “K-12 curriculum” private business as if it had operated as a separate entity from Parent Entities.

The combined carved-out assets, liabilities and results of operations of the Business were obtained based on the historic accounting records of Parent Entities. The balances in trade receivables, inventories, property, plant and equipment, intangible assets and goodwill, suppliers, bonds and financing, provision for risks of tax, civil and labor losses, financial expenses related to said bonds and financing, revenue and costs of goods sold and services relating to the Business were individually identified.

Carve-out expenses related to salaries, social contributions and share-based programs, including those related to the members of the Board of Directors and the Audit Committee, the CEO, the vice-presidents and the statutory officers of Somos Group, were allocated to the Business through assessment of the nature of the tasks performed by Parent Entities’ key personnel and employees and their connection with the activities of the Business.

Historically, Somos Group provided certain corporate functions to the Business and costs associated with these functions were allocated to the Business. These functions included corporate communications, human resources, treasury, corporate controllership, internal audit, information technology, corporate and legal compliance, and insurance. The costs of such services were allocated to the Business based on the most relevant allocation method to the service provided, primarily based on relative percentage of headcount or revenue attributable to the Business. The charges for these functions are included in general and administrative expenses in the combined carve-out statement of profit or loss and other comprehensive income.

Cash and cash equivalents and changes in cash flows of Somos Sistemas, Livro Fácil Ltda. and Colégio Anglo, held locally and specifically related to the operations of the Business, have been included in these combined carve-out financial statements. Except for those entities, allocated costs and expenses have generally been considered to have been paid by the Parent Entities in the year in which the costs were incurred. Amounts receivable from or payable to the Parent Entities have been classified in the combined carve-out statement of

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017 financial position within “Parent’s net investment”. The Business reflected the cash received from and expenses paid by the Parent Entities on behalf of the Business’ operations as a component of “Net investment” in the combined carve-out statement of changes in parent’s net investment and combined carve-out statement of cash flows.

Income taxes were determined based on the assumption that the operations carved-out to the Business were a single separate taxable entity. This assumption implies attributable income was determined based on a carve-out basis and adjusted to reflect applicable regulations. Thus, determination of income tax and social contribution expenses is based on assumptions, attributions and estimates, including those used to prepare these combined carve-out financial statements. The taxes paid have been allocated based on amounts that would have been due if the business were a separate reporting entity.

Management believes that the assumptions used in these combined carve-out financial statements, including assumptions related to recognition of general expenses are reasonable. However, the combined carve-out financial statements may not be indicative of the Business’ future performance and may not reflect what the consolidated results of operations, financial position and cash flows would have been had the Business operated as an independent entity during all the periods presented and thus should not be used to calculate dividends, taxes or for other corporate purposes. To the extent that an asset, liability, revenue or expense is directly associated with the Business, it is reflected in the accompanying combined carve-out financial statements.

All significant intercompany transactions and balances within the Business have been eliminated.

a.	Functional and Presentation Currency

These combined carve-out financial statements are presented in thousands of Brazilian Real (“R$”), which is the Business functional currency. All financial information presented in R$ has been rounded to the nearest thousand value, except otherwise indicated.

b.	Measurement basis

The combined carve-out financial statements were prepared based on historical cost, except for certain assets and liabilities that are measured using fair values, as explained in the accounting policies below.

3.	Use of estimates and judgements

In preparing these combined carve-out financial statements, Management has made judgements and estimates that affect the application of Business’ accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Those estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable and relevant under the circumstances. Revisions to estimates are recognized prospectively.

a.	Judgements

The following notes present the significant judgements that Management has made in the process of applying the Business accounting policies and that have the most significant effect on the amounts recognized in these combined carve-out financial statements.

•

Note 2 - Preparation basis and presentation of combined carve-out financial statements: criteria for the allocation of assets and liabilities, income and expenses, bonds and financing and related interest costs;

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

•	Note 6.i – Accounting Policies: Suppliers (including Reverse Factoring): assessment of the substance of the reverse factoring transactions held by the Business and its classification as suppliers;

•

Note 6.n – Accounting Policies: Revenue Recognition and Note 23 – Net Revenue from Sales and Services: identification of performance obligations within the Business’ contracts with customers and when they are satisfied (point-in-time vs. over-time) and revenue disaggregation.

b.	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities in the next financial year is included in the following notes:

•	Deferred taxes (Note 21)

The liability method (as described in IAS 12 - “Income Taxes”) is used to account for deferred income tax and social contribution in respect of temporary differences between the carrying amount of assets and liabilities and the related tax bases.

The amount of deferred tax assets is reviewed at the end of each reporting period and reduced for the amount that is no longer probable to be realized through future taxable profits. The estimates of the availability of future taxable income against which deductible temporary differences and tax losses may be used to realize deferred tax assets is subject to significant judgement. Additionally, future taxable profits may be higher or lower than the estimates considered in determining the deferred tax assets.

•	Provision for risks of tax, civil and labor losses (Note 20)

The Business is party to a number of judicial and administrative proceedings. It accounts for provisions for all judicial proceedings whose likelihood of loss is probable. The assessment of the likelihood of a loss and the estimate of probable disbursement by the Business, in connection of such losses, includes the evaluation of available evidence, including the advice of internal and external legal advisors. Management believes that provisions are sufficient and are correctly presented in the combined carve-out financial statements.

•	Impairment losses on trade receivables (Note 10)

When measuring Estimated Credit Losses (“ECL”) the Business uses reasonable and supportable forward looking information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. The Business carries out analyses of trade receivables, considering the risks involved, and records a provision to cover future estimated losses.

The Business measures its impairment losses on trade receivables at an amount equal to lifetime ECL estimated using a provision matrix on a monthly basis. This matrix is prepared by analyzing the receivables established each month (in the 12-month period) and the related composition per default range and by calculating the recovery performance. In this methodology, for each default range an estimated loss likelihood percentage is established, which considers current and prospective information on macroeconomic factors that affect the customers’ ability to settle the receivables.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

The gross carrying amount of trade receivables is written off when the Business has no reasonable expectations of recovering the financial asset in its entirety or a portion thereof. Collection efforts continue to be made, even for the receivables that have been written off, and amounts are recognized directly in results upon collection.

•	Provision for inventory obsolescence (Note 11)

When estimating its provision for inventory obsolescence, the Business uses an aging analysis consistent with its business model, assessment of the marketplace, industry trends, content relevance, feasibility of visual update and projected product demand as compared to the number of units currently in stock.

•	Impairment (Note 13)

The Business tests annually goodwill for impairment based on the recoverable amounts of Cash-generating Units (CGUs), that have been determined based on estimated value-in-use calculations. The value-in-use calculation is based on a discounted cash flow model. The cash flows are derived from the budget for the next five years and do not include restructuring activities to which the Business has not yet committed or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the Discounted Cash Flow (DCF) model as well as to expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill and indefinite lived intangible assets recognized by the Business. The key assumptions used to determine the recoverable amount for the different CGUs, including a sensitivity analysis, are disclosed and further explained in note 13 to this combined carve-out financial statements.

•	Rights to Returned Goods and Refund Liabilities (Note 11 and Note 16)

Pursuant to the terms of the contracts with some customers, they are required to provide the Business with an estimate of the number of students that will access the content in the next school year (which typically starts in February of the following year), allowing the Business to start the delivery of its products. Since the contracts allow product returns (generally for period of four months from delivery date) up to a certain limit, the Business recognizes revenue for the amount that is expected to be received based on past experience, assuming that the other conditions for revenue recognition are met. Therefore, the amount of revenue recognized is adjusted for expected returns, which are estimated based on historical data on a portfolio basis. In these circumstances a refund liability and a right to recover returned goods asset are recognized.

The right to recover returned goods asset is measured at the former carrying amount of the inventory less any expected costs to recovered goods. The refund liability is included in Contract Liabilities and Deferred Income and the right to recover returned goods is included in Inventories. The Business reviews its estimate of expected returns at each reporting date and updates the amounts of the asset and liability accordingly.

•	Fair value measurements and valuation processes

In estimating the fair value of an asset or a liability, the Business uses market-observable data to the extent it is available. Where Level 1 inputs are not available, if needed, the Business engages third party qualified valuers to perform the valuation using Level 2 and / or Level 3 inputs. Business’ management establishes the appropriate valuation techniques and inputs to the model, working closely with the qualified external advisors when they are engaged in such activities.

The valuations of identifiable assets and contingent liabilities in business combinations could be particularly sensitive to changes in one or more unobservable inputs which were considered in the valuation process. Further information on the assumptions used in the valuation process of such items is provided in note 26.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

Fair value measurement assumptions are also used for determination of expenses with Share-based Compensation, which are disclosed in note 22.

4.	Change in significant accounting policies

The Business adopted IFRS 15 - Revenue from contracts with customers and IFRS 9 - Financial Instruments which became effective as from January 1, 2018. As permitted by these standards, comparative information on these combined carve-out financial statements have not been restated to reflect the requirements of the new standards.

a.	IFRS 15 - Revenue from contracts with customers

IFRS 15 establishes a comprehensive framework for determining whether and when revenue is recognized, and how revenue is measured. It replaced the IAS 18 - Revenues, IAS 11 - Construction Contracts and related interpretations. Pursuant to IFRS 15, revenue is recognized when the client obtains control over goods or services in an amount that includes the consideration to which an entity expects to be entitled in exchange for their transfer, replacing the principle of risks and rewards. The standard requires entities to exercise judgment, considering all relevant facts and circumstances when applying each step of the model to contracts with their customers.

The Business assessed the new standard, considering the nature of its main transactions. Contracts were analyzed, as were the rights and obligations of each party, as well as payment terms and types of services or products in each individual contract. No significant impacts on the combined carve-out financial statements were identified and changes in accounting policies and further description of the Business sources of revenue are included in Note 6.n. The Business has adopted IFRS 15 using the cumulative effect method (without practical expedients), with the effect of initially applying this standard recognized at the date of initial application (i.e. January 1, 2018).

b.	IFRS 9 - Financial instruments

The standard establishes requirements to classification, recognition and measurement of financial assets, financial liabilities and some contracts for the purchase or sale of non-financial items. This standard replaces IAS 39 - Financial instruments: Recognition and measurement. The main amendments to IFRS 9 are: (i) new criteria for the classification of financial assets; (ii) new impairment model for financial assets, replacing the previous model of incurred losses; and (iii) relaxation of the requirements for adoption of the hedge accounting.

After analyzing the new accounting standard, the Business concluded that there were no significant impacts arising from its adoption.

The Business’ financial assets are mainly financial investments remunerated based on the Interbank Deposit Certificate (“CDI”) interest rate (Note 9) and trade receivables (Note 10), both classified as measured at amortized cost. The adoption of IFRS 9 did not result in significant changes in the Business’ accounting policies and combined carve-out financial statement balances and / or classifications (previously loans and receivables), considering the nature of its transactions and business model applicable to such items.

The Business’ financial liabilities are mainly represented by bonds (Note 14), suppliers (Note 15) and accounts payable for business combinations (Note 17), which are classified as measured at amortized cost. Thus, for financial liabilities, the adoption of IFRS 9 did not result in significant changes in the Business’ accounting policies, balances and/or classifications (previously other financial liabilities), considering the nature of its transactions.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

Furthermore, the Business: (i) did not identify significant impacts with respect to the new impairment model; (ii) does not have any hedge instruments; and (iii) does not have highly complex financial instruments.

New accounting policies related to this standard are included in Note 6.b.

5.	New standards and interpretations not yet adopted

New standards issued by the IASB will become effective for the year commencing on January 1, 2019. The Business did not early adopt these standards for preparation of these combined carve-out financial statements.

a.	IFRS 16 - Leases

This standard introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low-value items.

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

The Business applied the new standard on January 1, 2019, with the cumulative effect of adopting IFRS 16 recognized as an adjustment to the opening balance of “Parent’s net investment” at January 1, 2019, with no restatement of comparative information.

The Business opted to not apply the practical expedient to grandfather the definition of a lease in transition. This means that Business’s Management identified all contracts entered into before January 1, 2019 and assessed whether they contain leases according to the new accounting rules established by IFRS 16.

The Business applied the two recognition exemptions proposed by the standard to the following agreements: (i) short-term leases of assets (less than twelve months); and (ii) leases of property related to low-value assets. Rents not included in the initial assessment of the liabilities (for example, variable rents) are classified as operating expenses, as well as charges related to short-term and low-value leases.

The Business also applied the following available practical expedients for measuring its adoption impacts:

•

Use of a single discount rate for each rental portfolio with reasonably similar characteristics, in this sense, the incremental borrowing rate, measured on January 1, 2019, applicable to each of the leased asset portfolios, was obtained. Through this methodology, the Business obtained a weighted average rate of 9.67%;

•	Applied the short-term leases exemptions to leases with lease term that ends within 12 months at the date of initial application;

•	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application;

•	Used hindsight in determining the lease term where the contract contains options to extend or terminate the lease;

•	The Business did not separate non-lease components from contracts that also have lease components.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

As a result of the above facts, the Business recognized the following amounts as of January 1, 2019:

Opening balance adjustments
Non-current assets
Property, plant and equipment	154,681
Deferred Income Tax and Social Contribution	3,278

157,959

Current liabilities
Lease liabilities	13,275

Non-current liabilities
Lease liabilities	145,931

159,206

Parent’s net investment	(1,247)

b.	IFRIC 23 – Uncertain Tax Treatment

On June 7, 2017, the IFRS Interpretations Committee (IFRS IC) issued IFRIC 23, which clarifies how the recognition and measurement requirements of IAS 12—Income taxes, are applied where there is uncertainty over income tax treatments. IFRIC 23 applies to all aspects of income tax accounting where there is an uncertainty regarding the treatment of an item, including taxable profit or loss, the tax bases of assets and liabilities, tax losses and credits and tax rates.

IFRIC 23 sets out how to determine the accounting tax position when there is uncertainty over income tax treatments. The Interpretation requires an entity to:

•	determine whether uncertain tax positions are assessed separately or as a group; and

•	assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings:

•	If yes, the entity should determine its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings.

•	If no, the entity should reflect the effect of uncertainty in determining its accounting tax position.

The Interpretation is effective for annual periods beginning on or after 1 January 2019. Entities can apply the Interpretation with either full retrospective application or modified retrospective application without restatement of comparative periods or prospectively.

The Business’ Management does not anticipate that the application of the interpretation will have a material impact on the Business’ combined carve-out financial statements.

6.	Significant accounting policies

The significant accounting policies applied in the preparation of these combined carve-out financial statements are presented below. These policies have been consistently applied in the periods presented herein, except for those disclosed in Note 4.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

a.	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, bank deposits and highly-liquid short-term investments that are readily convertible into a known amount of cash and are subject to immaterial risk of change in value.

b.	Financial Assets and Liabilities

a.	Policies applicable as from January 1, 2018

As from the adoption of IFRS 9, the accounting practices adopted in the preparation of 2018 accounting information are in summary:

i.	Classification

Financial Assets’ classification depends on the entity’s business model for managing them and if their contractual cash flows represent solely payments of principal and interest. Based on this assessment Financial Assets are classified as measured: at amortized cost, at FVTOCI (fair value through other comprehensive income); or at FVTPL (fair value through profit or loss).

A business model to manage financial assets refers to the way how the Business manages its financial assets to generate cash flows, determining if the cash flows will occur through the collection of contractual cash flows at maturity date, through the sale of the financial asset, or both. The information considered in the business model evaluation includes the following:

•

The policies and goals established for the portfolio of financial assets and feasibility of these policies. They include whether management’s strategy focuses on obtaining contractual interest income, maintaining a certain interest rate profile, matching the duration of financial assets with the duration of related liabilities or expected cash outflows, or the realization of cash flows through the sale of assets;

•	how the performance of the portfolio is evaluated and reported to the Business’ management;

•	risks that affect the performance of the business model (and the financial assets held in that business model) and the manner in which those risks are managed;

•	how business managers are compensated - for example, if the compensation is based on the fair value of managed assets or in contractual cash flows obtained; and

•	the volume and timing of sales of financial assets in prior periods, the reasons for such sales and future sales expectations.

For assessing whether contractual cash flows represent solely payments of principal and interest, “principal” is defined as the fair value of the financial asset at initial recognition. “Interest” is defined as a consideration for the amount of cash at the time and for the credit risk associated to the outstanding principal value during a certain period and for other risks and base costs of loans (for example, liquidity risk and administrative costs), as well as for the profit margin.

The Business considers the contractual terms of the instruments to evaluate whether the contractual cash flows are only payments of principal and interest. It includes evaluating whether the financial asset contains a contractual term that could change the time or amount of the contractual cash flows so that it would not meet this condition. In making this evaluation, the Business considers the following:

•	contingent events that change the amount or timing of cash flows;

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

•	terms that may adjust the contractual rate, including variable rates;

•	the prepayment and the extension of the term; and

•	the terms that limit the access of the Business to cash flows of specific assets (for example, based on the performance of an asset).

Due to their natures, for the period from January 1, 2018 to October 10, 2018, Business’ financial assets are classified as “measured at amortized cost”.

Financial assets are not reclassified after initial recognition, unless the Business changes the business model for the management of financial assets, in which case all affected financial assets are reclassified on the first day of the reporting period subsequent to the change in the business model.

Financial liabilities are classified as measured at amortized cost or at FVTPL. A financial liability is classified as measured at fair value through profit or loss if it is classified as held for trading, if it is a derivative or assigned as such in initial recognition.

Due to their natures, for the period from January 1, 2018 to October 10, 2018, Business’ financial liabilities are classified as “measured at amortized cost”.

ii.	Initial Recognition and Subsequent Measurement

Trade receivable are initially recognized on the date that they were originated. All other financial assets and liabilities are initially recognized when the Business becomes a party to the instrument’s contractual provisions.

A financial asset (unless it is trade receivable without a significant financing component) or a financial liability is initially measured at fair value, plus, for an item not measured at FVTPL (fair value through profit or loss), transaction costs which are directly attributable to its acquisition or issuance. A trade receivable without a significant financing component is initially measured at its transaction price. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the combined carve-out statement of profit or loss and other comprehensive income.

Financial assets are derecognized when the rights to receive cash flows have expired or have been transferred and the Business has transferred substantially all the risks and rewards of ownership.

Gains or losses arising from changes in the fair value of the “Financial assets at fair value through profit or loss”, as well as interest income accrued over “Assets measured at amortized cost”, are presented in the combined carve-out statement of profit or loss and other comprehensive income within “Finance income” in the period in which they arise.

The Business derecognizes a financial liability when its contractual obligations are discharged or canceled or expired. The Business also derecognizes a financial liability when terms are modified, and the cash flows of the modified liability are substantially different.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in the combined carve-out statement of profit or loss and other comprehensive income.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

iii.	Offsetting of financial assets and liabilities

Financial assets and liabilities are offset, and the net amount presented in the combined carve-out statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Business or the counterparty.

iv.	Impairment of financial assets

The Business assesses on a prospective basis the expected credit losses (“ECL”) associated with its financial assets instruments carried at amortized cost, with accruals and reversals recorded in the combined carve-out statement of profit or loss and other comprehensive income. ECLs are based on the difference between the contractual cash flows due in accordance with the contract terms and all the cash flows that the Business expects to receive, discounted at an approximation of the original effective interest rate.

The methodology applied depends on whether there has been a significant increase in credit risk, where:

•

expected credit losses are calculated for the next 12 months are recorded when there is no significant increase in credit risk. 12-month ECLs are those credit losses that result from potential default events within 12 months after the report date (or in a shorter period if the expected life of the instrument is less than 12 months)

•

In the event of a significant increase in credit risk, expected lifetime credit losses are recorded as per the expected credit losses that result from all possible default events over the expected life of the financial instrument.

For trade receivables, the Business applied the simplified approach of the standard and calculated impairment losses based on lifetime expected credit losses as from their initial recognition, as described in Note 3.b.

b.	Policies applicable up to December 2017

As permitted by the transition rules for IFRS 9, the new standard was adopted by the Business as from January 1, 2018 without restating comparative figures. Accordingly, the accounting practices adopted in the preparation of comparative accounting information are in summary:

i.	Classification

The Business classified its financial assets as “loans and receivables”. The classification depended on the purpose for which the financial assets had been acquired. Financial assets were included in current assets, except for those with maturities greater than 12 months after the reporting date.

Financial liabilities were classified as “Other financial liabilities measured at amortized cost”. A financial liability is classified as measured at fair value through profit or loss if it is classified as held for trading, if it is a derivative or assigned as such in initial recognition.

ii.	Initial Recognition and Subsequent Measurement

The initial measurement was not affected by the adoption of IFRS 9.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

Loans and receivables were carried at amortized cost using the effective interest rate method.

Financial assets were derecognized when the rights to receive cash flows have expired or have been transferred and the Business had transferred substantially all the risks and rewards of ownership.

The Business derecognized a financial liability when its contractual obligations were discharged or canceled or expired. The Business also derecognized financial liabilities when terms were modified, and the cash flows of the modified liability were substantially different. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) was recognized in the combined carve-out statement of profit or loss and other comprehensive income.

iii.	Impairment of financial assets

The Business assessed at each reporting date whether there had been objective evidence that a financial asset or group of financial assets were impaired. The Business used its accumulated historical experience to estimate the future cash flows of its financial assets on a portfolio level in order to reliably estimate its impairment losses.

The amount of any impairment loss was recognized in the combined carve-out statement of profit or loss and other comprehensive income.

c.	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted moving average method. The cost of finished goods and work in process comprises third parties printing costs, raw materials and editorial costs (e.g. design costs, direct labor, other direct costs and related production overheads).

Editorial costs incurred during the development phase of a new product are presented within inventories as “Work in Process”, once materials are substantially reviewed on a yearly basis. After the commercialization begins, any subsequent costs incurred is recognized within the combined carve-out statement of profit or loss and other comprehensive income as “costs of goods sold and services”, according to the accrual period on which the services are rendered.

The Business records provisions for losses on products and slow-moving items using an aging analysis consistent with its business model, assessment of the marketplace, industry trends, content relevance, feasibility of visual update and projected product demand as compared to the number of units currently in stock.

If losses are no longer expected, the provision is reversed. Management periodically evaluates whether the obsolete inventories need to be destroyed.

The Business also records its right to returned goods assets within its inventories. See note 3.b.

d.	Property, Plant and Equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation. Historical cost includes the cost of acquisition.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with these costs will flow to the Business, and they can be measured reliably. The carrying amount of the replaced items or parts is derecognized. All other repairs and maintenance are charged to the combined carve-out statement of profit or loss and other comprehensive income during the financial period in which they are incurred.

Depreciation of assets is calculated using the straight-line method to reduce their cost to their residual values over their estimated useful lives, as follows:

Years
Property, buildings and leasehold improvements	5 - 20
IT equipment	3 - 10
Furniture, equipment and fittings	3 - 10
Land (for finance leasings)	10

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the combined carve-out statement of profit or loss and other comprehensive income when control of the asset is transferred.

e.	Business Combination

Acquisitions of businesses are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. Acquisition-related costs are expensed as incurred and included in general and administrative expenses.

At the acquisition date, the identifiable assets acquired, and the liabilities assumed are recognised at their fair value at the acquisition date.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Business reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period or additional assets or liabilities are recognised, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognised as of that date.

f.	Intangible Assets and Goodwill

The Business’ intangible assets are mostly comprised of software, trademarks, customer portfolio and goodwill. Those items are further described below:

a.	Goodwill

Goodwill is initially recognised and measured as set out in note 6.e.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

Goodwill is not amortised but is reviewed for impairment at least annually. For the purpose of impairment testing, goodwill is allocated to the cash-generating unit expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, at the end of each fiscal year, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

b.	Software

Computer software licenses purchased are capitalized based on the costs incurred to acquire and bring to use the specific software or to develop new functionalities to existing ones. Directly attributable costs that are capitalized as part of the software product / project include the software / project development employee costs and an appropriate portion of significant direct expenses.

Other development costs and subsequent expenditures that do not meet these capitalization criteria (e.g. maintenance and on-going operations) are recognized as an expense as incurred. Development costs previously recorded as an expense are not recognized as an asset in a subsequent period.

Software recognized as assets are amortized on the straight-line method over their estimated useful lives, not greater than 5 years.

c.	Trademarks

Separately acquired trademarks are initially stated at historical cost. Trademarks acquired in a business combination are recognized at fair value at the acquisition date. Subsequently, trademarks are amortized to the end of their useful lives.

Amortization is calculated using the straight-line method to allocate the cost of trademarks over their estimated useful lives of 20 to 30 years.

d.	Customer portfolio

Customer portfolios acquired in a business combination are recognized at fair value at the acquisition date. The contractual customer relations have an estimated finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over the expected life of the customer relationship (10 years).

g.	Copyrights

The business accounts for different copyrights agreements as follows:

1. Copyrights are paid to the authors of the content included within the textbooks produced by the Business and are calculated based on agreed upon percentages of revenue or cash inflows related to the books sold, as defined in each contract. Payments are made on a monthly, quarterly, semi-annually, annually or hybrid basis. For these contracts the authors maintain the legal title of the copyrights. These copyrights are charged to the combined carve-out statement of profit or loss and other comprehensive income on an accrual basis when the products are sold.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

2. In some instances where the authors maintain the legal title of the copyrights, contracts require the anticipation of part of the payment or even the full downpayment of forecasted sales before the authors start the production of the content. In such cases, copyrights are recognized as a “Prepayments” in the combined carve-out statement of financial position and charged to the combined carve-out statement of profit or loss and other comprehensive income when the books are sold based on the related sales forecast. The business reviews regularly the forecast sales to determine if an impairment is required.

3. When the Business purchases permanently the legal title of the copyright from the authors, the amounts are capitalized within “Intangible Assets and Goodwill” as “Other intangible assets” and are amortized on the straight-line method over their estimated useful lives, not greater than 3 years.

h.	Impairment of non-financial assets

Assets that are subject to depreciation or amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use.

Assets that have an indefinite useful life, for example goodwill, are not subject to amortization and are tested annually for impairment. Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate potential impairment, at the end of each fiscal year.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable and independent cash inflows (Cash-generating units—CGU’s). For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs (or groups of CGUs) that is expected to benefit from the synergies of the combination.

Non-financial assets, other than goodwill, that have been adjusted following an impairment are subsequently reviewed for possible reversal of the impairment at each reporting date. The impairment of goodwill recognized in the combined carve-out statement of profit or loss and other comprehensive income is not reversed.

i.	Suppliers (including Reverse Factoring)

Suppliers are obligations to pay for goods or services that have been acquired in the ordinary course of business. They are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

Some of the Business’ domestic suppliers sell their products with extended payment terms and may subsequently transfer their receivables due by the Business to financial institutions without right of recourse, in a transactions characterized as “Reverse Factoring”. The Business imputed interest over the payment term at a rate that is commensurate with its own credit risk which are subsequently recorded as finance cost using the effective interest rate method. The effects of Reverse Factoring on the combined carve-out statement of cash flows are recognized within “Cash flow from operating activities”.

j.	Leases

Assets held under finance leases are recognized as property, plant and equipment at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The depreciation

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017 policy for depreciable leased assets is consistent with that for depreciable assets that are owned, unless there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, and thus the asset is depreciated over the shorter of the lease term and its useful life.

The corresponding liability to the lessor is included in the combined carve-out statement of financial position within “Bonds and Financing”. Lease payments are apportioned between finance expenses and reduction of the lease obligation to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses incurred are recognized in the combined carve-out statement of profit or loss and other comprehensive income.

Rentals payable under operating leases are charged to the combined carve-out statement of profit or loss and other comprehensive income on a straight-line basis over the term of the relevant lease.

k.	Provision for risks of Tax, Civil and Labor Losses

The provisions for risks related to lawsuits and administrative proceedings involving tax, civil and labor matters are recognized when (i) the Business has a present legal or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) the amount can be reliably estimated.

The likelihood of loss of judicial/administrative proceedings in which it is a party as a defendant is assessed by Management on the probable outcome of lawsuits on the reporting dates.

Provisions are recorded in an amount the Business believes it is sufficient to cover probable losses, being determined by the expected future cash flows to settle the obligation that reflects current risks specific to the liability. The increase in the provision due to the time elapsed is recognized as interest expense. Penalties assessed on these proceedings are recognized within general and administrative expenses when incurred.

l.	Current and Deferred income tax and social contribution

Taxes comprise current and deferred Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL), calculated based on pre-tax profit.

The IRPJ and CSLL are calculated based on the nominal statutory rates of 25% and 9%, respectively, adjusted by non-taxable/nondeductible items provided for by law. Deferred income tax and social contribution are calculated on income tax and social contribution losses and other temporary differences in relation to the balances of assets and liabilities in the combined carve-out financial statements. The deferred income tax and social contribution assets are fully accounted for in the combined carve-out financial statements, except when it is not probable that assets will be recovered by future taxable profits.

Current and deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when current and deferred tax assets and liabilities are related to the tax levied by the same tax authority on the taxable entity where there is an intention to settle the balances on a net basis.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

m.	Employee Benefits

The Business has the following employee benefits:

a.	Short-term employee benefits

Obligations for short-term employee benefits are recognized as personnel expenses as the related service is rendered. The liability is recognized at the amount expected to be paid, if the Business has a legal or constructive obligation to pay this amount as a result of prior service rendered by the employee, and the obligation can be reliably estimated.

The Business also provides its commercial team with commissions calculated considering existing sales and revenue targets that are reviewed periodically. These values are accrued within “Salaries and Social contributions” on a monthly basis based on the achievements of such goals, with payments generally being done twice a year (January and June). Since commissions are paid based on the annual sales of each contract, the Business elected to use the practical expedient to expense the costs as incurred.

b.	Pension Contributions

The Business’ pension contributions are associated with defined contribution schemes. Once the contributions have been made, the Business has no additional payment obligation, and the costs are therefore recognized in the month in which the contribution is incurred (i.e. have rendered service entitling them to the right to receive those benefits), which is consistent with recognition of payroll expenses.

c.	Share-based Payments

As a form of incentive to boost performance and assure continuing relationships with the officers and/or employees of the Business, they have been included in the share-based compensation program of Somos. This Parent Entity is solely responsible for the settlement of vested shares and thus, Business’ employment expenses related to these shared-based plans are recognized with a corresponding entry as a contribution within “Parent’s Net Investment”.

The fair value of shares granted is recognized as an expense during the period in which the right accrues - i.e. the period during which specific vesting conditions must be met. The total amount to be recognized is determined by reference to the fair value of the granted shares (at the market price at grant date), excluding the impact of any non-market service and performance-based vesting conditions (e.g., profitability, capital increase targets, sales and retention for a specific period of time). Non-market vesting conditions are included in the assumptions about the number of shares to be vested.

At each date of reporting, the Business revises the estimated number of options which will vest based on the established conditions. The impact of the revision of the initial estimates, if any, is recognized in the combined carve-out statement of profit or loss and other comprehensive income on a prospective basis.

Social contributions payable in connection with the grant of shares are considered an integral part of the grant itself.

n.	Revenue Recognition

The Business generates most of its revenue through the sale of textbooks (“publishing” when sold as standalone products or “PAR” when bundled as an educational platform) and learning systems in printed and digital formats to private schools through short-term transaction or term contracts with an average period from three to five years.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

Contents in printed and digital formats related to these textbooks and learnings systems are mostly the same, with minor supplements presented in digital format only. Therefore, revenue from educational contents is recognized when it delivers the content in printed and digital format.

Since the acquisition of Livro Fácil in December 2017, the Business also sells its products directly to students and parents through its e-commerce platform. Since the Business obtains control of the goods sold before they are transferred to its customers, the Business assessed the principal versus agent relationship and determined that it is a principal in the transaction. Therefore, revenue is recognized in a gross amount of consideration to which the Business is entitled in exchange for the specified goods transferred.

Due to the nature of the Business’ operations, sale of printed and digital textbooks and learning systems is not subjected to the payment of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS). These sales are also exempt from the Brazilian municipal taxes and from the Brazilian value added tax (Imposto sobre Operações relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação, or ICMS).

Pursuant to the terms of the contracts with some customers, they are required to provide the Business with an estimate of the number of students that will access the content in the next school year (which typically starts in February of the following year), allowing the Business to start the delivery of its products. Since the contracts allow product returns (generally for period of four months from delivery date) up to a certain limit, the Business recognizes revenue for the amount that is expected to be received based on past experience, assuming that the other conditions for revenue recognition are met. Therefore, the amount of revenue recognized is adjusted for expected returns, which are estimated based on historical data on a portfolio basis. In these circumstances a refund liability and a right to recover returned goods asset are recognized.

The right to recover returned goods asset is measured at the former carrying amount of the inventory less any expected costs to recovered goods. The refund liability is included in Contract Liabilities and Deferred Income and the right to recover returned goods is included in Inventories. The Business reviews its estimate of expected returns at each reporting date and updates the amounts of the asset and liability accordingly.

The Business also provides other types of complementary educational solutions, preparatory course for university admission exams, digital services and other services to private schools, such as: teacher training, educators and parenting support, extracurricular educational content and other services related to the management of private schools. Each complementary educational service, digital service and other are deemed to be separate performance obligations. Thus, revenue is recognized over time when the services are rendered (i.e. output method) to the customer. The Business believes this is an appropriate measure of progress toward satisfaction of performance obligations as this measures most accurately the consideration to which the Business expects to be entitled in exchange for the services. These services may be sold on a standalone basis or bundled within publishing and learning system contracts and when bundled, each performance obligation are recognized separately. Service revenue is presented net of the corresponding discounts, returns and taxes.

These services revenues are subject to PIS and COFINS under the non-cumulative tax regime (with a nominal statutory rate of 9.25%), as well as municipal service taxes (Impostos sobre Serviços, or ISS) for which a statutory rate of 5% is applicable.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

a.	Measurement and Recognition - Policy applicable as from January 1, 2018

Based on the adoption of IFRS 15, revenue is recognized when the client obtains control over goods or services in an amount that includes the consideration to which an entity expects to be entitled in exchange for their transfer (i.e. net of value-added tax, returns, rebates and discounts). The amount of potential returns at each reporting period is estimated using a portfolio approach of historical data, adjusted for changes in expected customer experience, including seasonality and changes in economic factors.

Contents in printed and digital formats related to these textbooks and learnings systems are mostly the same, with minor supplements presented in digital format only. The Business considers these sales to private schools as a single performance obligation which is complied with when printed materials are delivered and accepted by each client and available for use by each client over the school year (at a point-in-time). Thus, this revenue is recognized only when materials are effectively delivered and available for use by each client over the school year.

Consistent with the Business accounting policies prior to the adoption of IFRS 15, pursuant to the terms of the contracts with some customers, they are required to provide the Business with an estimate of the number of students that will access the content in the next school year (which typically starts in February of the following year), allowing the Business to start the delivery of its products. Since the contracts allow product returns (generally for period of four months from delivery date) up to a certain limit, the Business recognizes revenue for the amount that is expected to be received based on past experience, assuming that the other conditions for revenue recognition are met. Therefore, the amount of revenue recognized is adjusted for expected returns, which are estimated based on historical data on a portfolio basis. In these circumstances a refund liability and a right to recover returned goods asset are recognized.

The right to recover returned goods asset is measured at the former carrying amount of the inventory less any expected costs to recovered goods. The refund liability is included in Contract Liabilities and Deferred Income and the right to recover returned goods is included in Inventories. The Business reviews its estimate of expected returns at each reporting date and updates the amounts of the asset and liability accordingly.

Each complementary educational service, digital service and other are deemed to be separate performance obligation. Thus, revenue is recognized over time when the services are rendered (i.e. output method) to the customer. The Business believes this is an appropriate measure of progress toward satisfaction of performance obligations as this measures most accurately the consideration to which the Business expects to be entitled in exchange for the services. These services may be sold on a standalone basis or bundled within publishing and learning system contracts and when bundled, each performance obligation is recognized separately. Service revenue is presented net of the corresponding discounts, returns and taxes.

b.	Measurement and Recognition - Policy applicable up to December 31, 2017

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Business’ activities. Revenue is presented net of value-added tax, returns, rebates and discounts.

The Business recognized revenues when: (i) the most significant risks and rewards inherent to the ownership of the assets had been transferred to the purchaser, (ii) it was probable that the financial economic benefits would flow to the Business, (iii) the costs related and potential return of goods could be reliably estimated, (iv) there was no continued involvement with the goods sold, and (v) the amount of revenue could be reliably measured. The Business bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

o.	Fair Value Measurement

Fair value is the price that would be received upon the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date, on the primary market or, in the absence thereof, on the most advantageous market to which the Business has access on such date. The fair value of a liability reflects its risk of non-performance, which includes, among others, the Business’ own credit risk.

If there is no price quoted on an active market, the Business uses valuation techniques that maximize the use of relevant observable data and minimize the use of unobservable data. The chosen valuation technique incorporates all the factors market participants would take into account when pricing a transaction. If an asset or a liability measured at fair value has a purchase and a selling price, the Business measures the assets based on purchase prices and liabilities based on selling prices. A market is considered as active if the transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

The best evidence of the fair value of a financial instrument upon initial recognition is usually the transaction price - i.e., the fair value of the consideration given or received. If the Business determines that the fair value upon initial recognition differs from the transaction price and the fair value is not evidenced by either a price quoted on an active market for an identical asset or liability or based on a valuation technique for which any non-observable data are judged to be insignificant in relation to measurement, then the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value upon initial recognition and the transaction price. This difference is subsequently recognized in the combined carve-out statement of profit or loss and other comprehensive income on an appropriate basis over the life of the instrument, or until such time when its valuation is fully supported by observable market data or the transaction is closed, whichever comes first.

To provide an indication about the reliability of the inputs used in determining fair value, the Business has classified its financial instruments according the judgements and estimates of the observable data as much as possible. The fair value hierarchy are based on the degree to which the fair value is observable used in the valuation techniques as follows:

•	Level 1: The fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: The fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

•	Level 3: The fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

7.	Financial Risk Management

The Business has a risk management policy for regular monitoring and management of the nature and overall position of financial risks and to assess its financial results and impacts to the Business’ cash flows. Counterparty credit limits are also periodically reviewed.

The economic and financial risks mainly reflect the behavior of macroeconomic variables such as interest rates as well as other characteristics of the financial instruments maintained by the Business. These risks are managed through control and monitoring policies, specific strategies and limits.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

a.	Financial risk factors

The Business’ activities expose it to certain financial risks mainly related to market risk, credit risk and liquidity risk. Management and Somos Group’s Board of Directors monitor such risks in line with the capital management policy objectives.

This note presents information on the Business’ exposure to each of the risks above, the objectives of the Business, measurement policies, and the Business’s risk and capital management process.

The Business has no derivative transactions.

a.	Market risk - cash flow interest rate risk

This risk arises from the possibility of the Business incurring losses because of interest rate fluctuations that increase finance costs related to financing and bonds raised in the market and obligations for acquisitions from third parties payable in installments. The Business continuously monitors market interest rates in order to assess the need to contract financial instruments to hedge against volatility of these rates, additionally financial assets also indexed to the CDI (daily average of overnight interbank loan) and IPCA (broad consumer price index) partially mitigate any interest rate exposures.

b.	Credit risk

Credit risk arises from the potential default of a counterparty to an agreement or financial instrument, resulting in financial loss. The Business is exposed to credit risk in its operating activities (mainly in connection with trade receivables) and financial activities, including deposits with banks and other financial institutions and other financial instruments contracted.

To mitigate risks associated with trade receivables, the Business adopts a sales policy and analysis of the financial and equity situation of its counterparties. The sales policy is directly associated with the level of credit risk the Business is willing to subject itself to in the normal course of its business. The diversification of its receivable’s portfolio, the selectivity of its customers, as well as the monitoring of sales financing terms and individual position limits are procedures adopted to minimize defaults or losses in the realization of trade receivables. Thus, the Business does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristic.

Furthermore, the Business reviews the recoverable amount of its trade receivables at the end of each reporting period to ensure that adequate impairment losses are recorded (note 10.c).

The Business limits its exposure to credit risks associated to financial instruments, bank deposits and financial investments by making its investments in financial institutions for which credit risk is monitored, according to limits previously established in the Business’ policy. When necessary, appropriate provisions are recognized to cover this risk.

c.	Liquidity risk

This is the risk of the Business not having sufficient funds and or bank credit limits to meet its short-term financial commitments, due to the mismatch of terms in expected receipts and payments.

The Business continuously monitors its cash balance and the indebtedness level and implements measures to allow access to the capital markets, when necessary. It also endeavors to assure they remain within existing credit limits. Management also continuously monitors projected and actual cash flows and the combination of the

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017 maturity profiles of the financial assets, liabilities and takes into consideration its debt financing plans, covenant compliance, internal liquidity targets and, if applicable, regulatory requirements.

Surplus cash generated by the Business is managed on a Somos Group basis. The Somos’ Group Treasury invests surplus cash in short-term deposits, choosing instruments with appropriate maturities or sufficient liquidity to provide the Business with appropriate funds allowing it to continue as a going concern.

The Business’ main financial liabilities refer to financing, related parties’ bonds and suppliers (including Reverse Factoring). In 2017 and 2018 the Business issued bonds (Note 14) of R$ 1,600 million to lengthen its debt maturities, as well as to meet its working capital needs. These issuances adversely affected the financial indebtedness ratios.

As of December 31, 2017, the Business had negative working capital of R$ 213,322 (R$ 139,064 at January 1, 2017) mainly due to current suppliers and related parties’ bonds outstanding. In order to cover possible liquidity deficiencies or mismatches between cash and cash equivalents with short-term maturities, the Business expects to continue to operate in the market with operations such as reverse factoring as long as this credit line is offered by banks and accepted by the Business suppliers, Bonds and other credit lines, and also, with the support from its Parent Entity for at least 13 months from the date of the issuance of these financial statements. Thus, the Business expects to have the capacity to meet its short-term obligations and these combined carve-out financial statements have been prepared on the basis that the Business will continue as a going concern.

See subsequent event footnote for the capitalization and issuance of related parties’ bonds.

b.	Capital management

The Business’ main capital management objectives are to safeguard its ability to continue as a going concern, optimize returns, allow consistency of operations to other stakeholders and to maintain an optimal capital structure reducing financial costs and maximizing the returns.

No changes were made in the objectives, policies or processes for managing capital during the period from January 1, 2018 to October 10, 2018 or during the year ended December 31, 2017.

8.	Financial Instruments by Category

The Business holds the following financial instruments:

	Fair Value Hierarchy	As of December 31, 2017	As of January 01, 2017
Assets - Loans and receivables
Cash and cash equivalents	1	165,689	82,792
Trade receivables	2	238,492	235,719
Other receivables	2	6,342	3,524

		410,523	322,035

Liabilities – Other financial liabilities
Bonds and financing	2	1,207,164	483,731
Suppliers	2	128,830	122,403
Accounts payable for business combination	2	10,203	—
Reverse factoring	2	99,685	98,320
Suppliers with related parties	2	231,190	226,887

		1,677,072	931,341

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

The Business’ financial instruments as of December 31, 2017 and January 01, 2017 are recorded in the combined carve-out statement of financial position at amounts that are consistent with their fair values.

The fair value of financial assets and liabilities was determined based on available market information and appropriate valuation methodologies for each case. However, significant judgment is required to interpret market data and produce the most appropriate estimates of realizable values. Consequently, the estimates of fair value do not necessarily indicate the amounts that could be realized in the current market. The use of different market inputs and/or valuation methodologies could have a material impact on the estimated fair value.

9.	Cash and Cash Equivalents

The balance of this account is comprised by the following amounts:

	As of December 31, 2017	As of January 01, 2017
Cash	35	22
Bank account	2,263	1,015
Financial investments (i)	163,391	81,755

	165,689	82,792

(i)

The Business invests in a fixed income investment fund with short-term and with daily liquidity and not material risk of change in value. Financial investments presented an average gross yield 101.50% of the annual CDI rate at December 31, 2017 (101.00% on January 1, 2017).

10.	Trade Receivables

The balance of this account is comprised by the following amounts:

a.	Composition

	As of December 31, 2017	As of January 01, 2017
Publishing	191,221	219,482
Learning System	44,523	27,174
Related Parties (note 19)	2,468	4,628
Others	17,500	5,058
(-) Impairment losses on trade receivables	(17,220)	(20,623)

	238,492	235,719

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

b.	Maturities of trade receivables

	As of December 31, 2017	As of January 01, 2017
Not yet due	224,296	219,310
Past due
Up to 30 days	4,721	6,492
From 31 to 60 days	5,421	5,137
From 61 to 90 days	3,872	4,996
From 91 to 180 days	4,473	3,668
From 181 to 360 days	5,739	7,330
Over 360 days	7,190	9,409

Total past due	31,416	37,032
Impairment losses on trade receivables	(17,220)	(20,623)

	238,492	235,719

The gross carrying amount of trade receivables is written off when the Business has no reasonable expectations of recovering the financial asset in its entirety or a portion thereof. Collection efforts continue to be made, even for the receivables that have been written off, and amounts are recognized directly in results upon collection.

c.	Impairment losses on trade receivables

The following table shows the changes in impairment losses on trade receivables for the period of January 1, 2018 to October 10, 2018 and the year ended December 31, 2017.

	January 1, 2018 to October 10, 2018	Year ended December 31, 2017
Opening balance	17,220	20,623
Additions / (reversals) in the period/year	4,027	(908)
Write-off against trade receivables	(748)	(2,495)

Closing balance	20,499	17,220

11.	Inventories

The balance of this account is comprised by the following amounts:

	As of December 31, 2017	As of January 01, 2017
Finished products	105,566	121,882
Work in process	25,332	25,321
Raw materials	36,685	47,874
Imports in progress	543	1,880
Right to returned goods (i)	15,387	15,708

	183,513	212,665

(i)	Represents the Business’ right to recover products from customers where customers exercise their right of return under the Business’ returns policies.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

Changes in provision for losses with obsolete inventories is broken down as follows:

	January 1, 2018 to October 10, 2018	Year ended December 31, 2017
Opening balance	71,617	67,190

Additions in the period / year (net)	352	4,427

Closing balance	71,969	71,617

12.	Property, Plant and Equipment

The cost, depreciation weighted average rates and accumulated depreciation are as follows:

Amortization weighted average rate	Depreciation weighted average rate	At December 31, 2017			As of January 1, 2017
		Cost	Accumulated depreciation	Net Book value	Cost	Accumulated depreciation	Net Book value
IT equipment	10% - 33%	22,626	(19,920)	2,706	21,176	(18,154)	3,022
Furniture, equipment and fittings	10% - 33%	32,644	(24,015)	8,629	33,058	(22,336)	10,722
Property, buildings and leasehold improvements	5% - 20%	39,215	(24,438)	14,777	35,669	(21,587)	14,082
In progress (i)	—	12,349	—	12,349	12,103	—	12,103
Land (for finance leasings)	10%	18,799	—	18,799	18,799	—	18,799

Total		125,633	(68,373)	57,260	120,805	(62,077)	58,728

(i)	Substantially refers to building remodeling and improvements in the building for the preparatory course for university admission exams.

Changes in property, plant and equipment are as follows:

	IT equipment	Furniture, equipment and fittings	Property, buildings and leasehold improvements	In progress	Land (ii)	Total
At January 01, 2017	3,022	10,722	14,082	12,103	18,799	58,728

Additions Livro Fácil (i)	14	317	183	—	—	514
Additions	1,180	1,028	858	5,460	—	8,526
Disposals	(412)	(1,759)	(2,041)	—	—	(4,212)
Depreciation	(1,766)	(1,679)	(2,851)	—	—	(6,296)
Transfers	668	—	4,546	(5,214)	—	—

At December 31, 2017	2,706	8,629	14,777	12,349	18,799	57,260

Additions	487	21	3,975	3,752	20,855	29,090
Disposals	(1,064)	(530)	(3,870)	—	(18,346)	(23,810)
Depreciation	(1,264)	(1,042)	(3,382)	—	—	(5,688)
Transfers	1,262	—	5,079	(6,341)	—	—

At October 10, 2018	2,127	7,078	16,579	9,760	21,308	56,852

(i)	Refers to the balances of Livro Fácil, as per Note 26.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

(ii)

Additions and disposals held in the period from January 1 to October 10, 2018 mostly refer to a sale and leaseback agreement of a property located in the city of São Paulo as further described in note 14.

There were no indications of impairment of property and equipment for the period from January 1, 2018 to October 10, 2018 and year ended December 31, 2017.

13.	Intangible Assets and Goodwill

The cost, amortization weighted average rates and accumulated amortization of intangible assets and goodwill are comprised by the following amounts:

	Amortization weighted average rate	At December 31, 2017			As of January 1, 2017
		Cost	Accumulated amortization	Net Book value	Cost	Accumulated amortization	Net Book value
Software	20%	102,159	(65,174)	36,985	72,245	(51,922)	20,323
Trademark	5%	161,825	(2,009)	159,816	161,806	(1,048)	160,758
Customer Portfolio	10%	221,333	(90,358)	130,975	216,579	(78,339)	138,240
Goodwill	—	280,872	—	280,872	269,037	—	269,037
In Progress (i)	—	30,294	—	30,294	39,124	—	39,124
Other	33%	36,528	(17,815)	18,713	33,790	(7,098)	26,692

		833,011	(175,356)	657,655	792,581	(138,407)	654,174

(i)	Substantially refers to development of the projects related to operation Plurall, and other projects related to enterprise resource management (ERP) solutions.

Changes in intangible assets and goodwill were as follows:

	Software	Trademark	Customer Portfolio	Goodwill	In Progress	Other	Total
At January 1, 2017	20,323	160,758	138,240	269,037	39,124	26,692	654,174

Additions Livro Fácil	—	13	4,754	11,835	—	2,283	18,885
Additions	12,022	6	—	—	9,578	—	21,606
Disposals	—	—	—	—	—	(61)	(61)
Amortization	(13,252)	(961)	(12,019)	—	—	(10,717)	(36,949)
Transfers	17,892	—	—	—	(18,408)	516	—

At December 31, 2017	36,985	159,816	130,975	280,872	30,294	18,713	657,655

Additions	2,985	—	—	—	23,557	1,045	27,587
Disposals	—	(5)	—	—	—	(386)	(391)
Amortization	(10,993)	(961)	(10,473)	—	—	(9,545)	(31,972)

At October 10, 2018	28,977	158,850	120,502	280,872	53,851	9,827	652,879

(i)	Refers to the balances of Livro Fácil, as presented in note 26.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

Impairment tests for goodwill

The Business is comprised of two separate CGUs (each one of its reportable operating segments, as per note 27), for which the recoverable amounts have been determined based on value-in-use calculations. Goodwill is allocated to each CGU as follows:

At December 31, 2017
Content & EdTech Platform	269,037
Digital Platform	11,835

280,872

These calculations use cash flow projections based on financial budgets approved by Management covering a five-year period. Cash flows after the end of the period defined for each projection were extrapolated based on the estimated growth rates of 5.0% p.a. The growth rate does not exceed the long-term average growth rate for the education business in which the Business operates. The nominal discount rate used was 15.0% which derived from the Business’ WACC.

The assumptions of the long-term model used in the impairment test calculation were assessed and approved by the Business’ Management, as well as the rates used.

At December 31, 2017, goodwill was subject to impairment testing; no adjustments were considered necessary. Besides the standard test, a sensitivity test was carried out increasing/decreasing the WACC rate by 1%; no adjustments were considered necessary.

Impairment for other intangible assets and in progress

There were no indications of impairment of intangible assets for the period from January 1, 2018 to October 10, 2018 and year ended December 31, 2017. Additionally, intangible assets stated as “in progress” were tested for impairment by comparing its carrying amount with its recoverable amount and no adjustments were considered necessary.

14.	Bonds and Financing

a.	Composition of bonds and financing

The balance of bonds and financing are comprised by the following amounts:

	January 1, 2017	Additional Principal	Payment of principal	Payment of interest	Interest accrued	Transfers	December 31, 2017
Bonds:	95,912	—	(95,000)	(59,826)	78,259	198,208	217,553

With third parties	95,912	—	(95,000)	(59,826)	55,340	198,208	194,634
With Related Parties	—	—	—	—	22,919	—	22,919

Current liabilities	95,912	—	(95,000)	(59,826)	78,259	198,208	217,553

Bonds:	387,819	800,000	—	—	—	(198,208)	989,611

With Third parties	387,819	—	—	—	—	(198,208)	189,611
With Related Parties	—	800,000	—	—	—	—	800,000

Non-current liabilities	387,819	800,000	—	—	—	(198,208)	989,611

Total	483,731	800,000	(95,000)	(59,826)	78,259	—	1,207,164

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

	January 1, 2018	Additional Principal	Payment of principal	Payment of interest	Interest accrued	Transfers	October 10, 2018
Bonds:	217,553	—	(380,000)	(103,392)	79,230	495,912	309,303

With third parties (i)	194,634	—	(380,000)	(15,556)	1,397	199,525	—
With Related Parties	22,919	—	—	(87,836)	77,833	296,387	309,303
Finance leases (ii)	—	1,980	(664)	(36)	5	442	1,727

Current liabilities	217,553	1,980	(380,664)	(103,428)	79,235	496,354	311,030

Bonds:	989,611	800,049	—	—	9,914	(495,912)	1,303,662

With Third parties	189,611	—	—	—	9,914	(199,525)	—
With Related Parties	800,000	800,049	—	—	—	(296,387)	1,303,662
Finance leases (ii)	—	19,050	—	—	—	(442)	18,608

Non-current liabilities	989,611	819,099	—	—	9,914	(496,354)	1,322,270

Total	1,207,164	821,079	(380,664)	(103,428)	89,149	—	1,633,300

(i)

On April 06, 2018, was settled in advance the third party bond in the total amount of R$380,000. The settlement was made with the resources obtained with new bonds issued. Due to the settlement, the financial covenants were not applicable at October 10, 2018.

(ii)

Corresponds to the rent obligation (which was classified as a finance lease) related to a sale and leaseback agreement of a property located at João Dias Avenue in the city of São Paulo, in March, 2018, which was measured at present value in R$ 21,030. This property was sold for R$25,500, which generated a deferred income of R$9,104, presented within “Contract Liabilities and Deferred Revenues”, which will be amortized throughout the contract term (120 months). These liabilities are subject to the payment of 120 monthly installments of R$223 and an implicit interest rate of 0.41% p.m.

In 2018 and 2017 the Business issued three private bonds series totally subscribed by Somos Educação S.A., all of them unsecured and non-convertible into shares. The proceeds from these issuances were used to lengthen the Business’ debt profile, as well as to meet the Business’ working capital needs.

The bonds have the following characteristics:

As of October 10, 2018
Subscriber	Related Parties	Related Parties	Related Parties
Issuance	4th	4th	5th
Serie	1st	2nd	Single
Date of issuance	08/15/2017	08/15/2017	03/15/2018
Maturity date	08/15/2020	08/15/2022	05/15/2021
First payment after	12 months	36 months	36 months
Remuneration payment	Semi-annual interest	Semi-annual interest	Semi-annual interest
Financial charges	CDI + 0,90% p.a.	CDI + 1,70% p.a.	CDI + 1,15% p.a.
Total amount (in million R$)	600	200	800
Covenants	No	No	No

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

As of December 31, 2017
Subscriber	Third Parties	Related Parties	Related Parties
Issuance	3rd	4th	4th
Serie	Single	1st	2nd
Date of issuance	10/31/2014	08/15/2017	08/15/2017
Maturity date	10/31/2019	08/15/2020	08/15/2022
First payment after	36 months	12 months	36 months
Remuneration payment	Semi-annual interest	Semi-annual interest	Semi-annual interest
Financial charges	CDI + 1,7% p.a.	CDI + 0,90% p.a.	CDI + 1,70% p.a.
Total amount (in million R$)	475	600	200
Covenants	Yes	No	No

b.	Covenants

The third parties’ bond was subject to comply with financial covenants that required a maintenance of financial index calculated quarterly, during the term of the debt, based on the consolidated financial information of Somos Group. The calculation period comprises the 12 months immediately prior to the close of each quarter. The calculation is a ratio between the Net Debt to Adjusted EBITDA. The result value must not exceed 3. At December 31, 2017, all financial covenants were met. As of October 10, 2018, this transaction was liquidated and therefore no covenants were applicable.

All other bonds and the finance leases are not required to comply with any financial covenants.

15.	Suppliers

The balance of this account is comprised by the following amounts:

a.	Composition

	As of December 31, 2017	As of January 01, 2017
Local Suppliers	87,010	63,833
International suppliers	2,040	3,160
Copyright	35,376	51,435
Reverse Factoring (b)	99,685	98,320
Related parties (note 19)	3,354	800
Other	1,050	3,175

	228,515	220,723

b.	Reverse Factoring

Some of the Business’ domestic suppliers sell their products with extended payment terms and may subsequently transfer their receivables due by the Business to financial institutions without right of recourse, in a transaction characterized as “Reverse Factoring”. The Business imputed interest over the payment term at a rate that is commensurate with its own credit risk.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

16.	Contract Liabilities and Deferred Income

The balance of this account is comprised by the following amounts:

	As of December 31, 2017	As of January 01, 2017
Refund liability (i)	68,833	68,149
Sales of employees’ payroll (ii)	6,800	—
Other liabilities	2,520	94

	78,153	68,243

Current	72,918	68,243
Non-current	5,235	—

	78,153	68,243

(i)	Relates to customers’ right to return products.
(ii)

Refers to deferred income related to the sale of a 5-year exclusivity to process our Business employees’ payroll to Banco Itaú for R$ 7,000 thousand, in August 2017. This income will be recognized on a straight line basis throughout the contract term as “Other Operating income” as the Business’ believes that the rights of exclusivity are transferred to Itaú over this period.

17.	Accounts Payable for Business Combination

Refers to values to be paid in installments for the acquisition of Livro Fácil, as described in Note 26, which are still outstanding and accrue contractual CDI charges.

Changes in this balance were the following:

Opening balance – at January 1, 2017	—

Additions	10,203

Balances at December 31, 2017	10,203

Interest	386

Closing balance at October 10, 2018	10,589

18.	Salaries and Social Contribution

	As of December 31, 2017	As of January 01, 2017
Salaries payable	21,578	24,391
Social contributions payable	9,171	12,246
Provision for vacation bonus	13,731	12,313
Provision for bonus	15,531	14,803
Others	2,785	2,180

	62,796	65,933

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

19.	Related Parties

As presented in note 1, the Business is part of Somos Group and therefore some of the Business’ transactions and arrangements are performed with related parties and the effect of these transactions is reflected in these combined carve-out financial statements. Transactions with these related parties are priced on an arm’s length basis, except for certain intangibles described in note 27.b of the combined carve-out financial statements as of December 31, 2018 and October 11, 2018 and for the period from October 11 to December 31, 2018 of VASTA Platform (Successor), and are settled in cash. None of the related party balances are secured. No expense has been recognized in these combined carve-out financial statements for losses in respect of amounts owed by related parties. Additionally, no guarantees have been given or received related to these balances.

Balances and transactions between Parent Entities’ operations included in the Business, have been eliminated in the combined carve-out financial statements. However, during the year ended December 31, 2017 and the period from January 1, 2018 to October 10, 2018, the Business also entered into transactions with other related parties or with operations with the Parent Entities that are not part of the business.

The balances with Related Parties are presented below:

	As of December 31, 2017			As of January 01, 2017
Open balances	Trade receivables (iii)	Suppliers (ii)	Bonds (i)	Trade receivables (iii)	Suppliers (ii)
Acel Administração De Cursos Educacionais Ltda.	582	657	—	2,162	27
Colegio Jao Ltda.	234	169	—	—	—
Colegio Motivo Ltda.	705	1,195	—	1,533	11
Colegio Sao Jose De Petropolis Ltda	18	18	—	—	—
Complexo Educacional Agora Eu Passo S/S Plenarium Agora	1	13	—	—	—
Curso P H Ltda.	117	—	—	47	—
Ecsa Escola A Chave do Saber Ltda.	40	95	—	108	—
Edumobi Tecnologia de Ensino Movel Ltda.	67	122	—	—	754
Escola Mater Christi Ltda.	50	48	—	176	—
Etb Editora Tecnica Do Brasil Ltda.	—	2	—	—	2
Jafar Sistema De Ensino e Cursos Livres S.A.	—	10	—	—	—
Sistema P H De Ensino Ltda.	391	638	—	390	6
Sociedade Educacional Doze de Outubro Ltda.	43	91	—	49	—
Sociedade Educacional Parana Ltda.	97	169	—	163	—
Somos Educacao S.A. (i)	106	90	822,919	—	—
Somos Operacoes Escolares S.A.	17	37	—	—	—

	2,468	3,354	822,919	4,628	800

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

The transactions with Related Parties held during the periods below were as follows:

	January 1, 2018 to October 10, 2018
Transactions	Revenue (iii)	Finance costs (i)
Sistema Ph De Ensino	6,524	—
Colégio Motivo	471	—
Acel Administração De Cursos Educacionais	172	—
Sociedade Educacional Parana	1,926	—
Sociedade Educacional Doze De Outubro	376	—
Colégio Integrado Jao	224	—
Somos Educação S.A. (i)	6	77,833
Outros	120	—

	9,819	77,833

	Year ended December 31, 2017
Transactions:	Revenue (iii)	Finance costs (i)
Sistema Ph De Ensino	281	—
Curso PH	6,438	—
Colégio Motivo	1,548	—
Acel Administração De Cursos Educacionais	1,129	—
Sociedade Educacional Parana	2,023	—
Sociedade Educacional Doze De Outubro	440	—
Escola Mater Christi	181	—
Colégio Integrado Jao	771	—
Somos Educação E Participações	11	22,919
Outros	106	—

	12,928	22,919

(i)	As described in note 14, this bonds liability and the finance cost refers to related party bonds subscribed by Somos.
(ii)

Refer to outstanding reimbursements to other related parties or with operations with the Parent Entities that are not part of the business. For shared expenses incurred, that were allocated to the Business according to the assumptions presented in note 2.

(iii)	Substantially refers to the amounts arising from the direct sales of printed books and learning systems to other entities of Somos’ Group for resale to its own clients.

a.	Suppliers with related parties

The Business is the legal obligor for purchases of certain raw materials used in activities related to other businesses of the Parent Entity that are not included in these combined carve-out financial statements in the amount of R$ 231,190 as of December 31, 2017 (R$ 226,887 as of January 01, 2017) and finance costs of R$ 34,621 from the period between January 1, 2018 to October 10, 2018 (R$ 31,866 in the year of 2017). These balances were originally recognized with a corresponding entry in Parent’s Net Investment, and therefore, had no impact on the Business’ profit or loss.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

b.	Remuneration of key management personnel

Key management personnel include the members of the Board of Directors and the Audit Committee, the CEO, the vice-presidents and the statutory officers of Somos Group, for which the nature of the tasks performed were related to the activities of the Business.

For the period from January 1 to October 10, 2018 and for the year ended December 31, 2017, key management remuneration allocated to the Business, including charges and variable remuneration totaled R$48,864 and R$7,611, respectively. For the Business management members, the following benefits are granted: healthcare plan, share-based compensation plan, discounts on monthly tuition of K-12 in the Somos Group’s schools, besides discounts over the Business’ own products.

The Business does not grant post-employment benefits, termination benefits or other long-term benefits for their key management personnel.

Key management personnel compensation comprised the following:

	January 1, 2018 to October 10, 2018	Year ended December 31, 2017
Short-term employee benefits	1,108	2,020
Share-based compensation plan (i)	47,756	5,591

	48,864	7,611

(i)

Certain executive officers also participate in the share-based compensation plan (see Note 22). In October 2018, a high volume of additional shares were granted to Management due to the transfer of control of Somos to Cogna Group as per the share-based plan conditions (note 22).

20.	Provision for risks of tax, civil and labor losses and Judicial deposits and escrow accounts

The Management classifies the likelihood of loss of judicial/administrative proceedings in which the Business is a party as a defendant. Provisions are recorded for contingencies classified as probable and in amount Management believes it is sufficient to cover probable losses.

a.	Proceedings whose likelihood of loss is probable

	As of December 31, 2017	As of January 01, 2017
Labor proceedings (i)	9,173	15,671
Tax proceedings	81	—
Civil proceedings	4	728

	9,258	16,399

(i)

The Business is a party to labor demands, which the most frequent cases refer to holiday proportional, salary differential, night additional pay, overtime, social contribution, among others. There are no individual labor demands with material amounts that require specific disclosure.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

The changes in provision for the period ended October 10, 2018 and the year ended December 31, 2017 were:

	As of January 1, 2017	Additions	Reversals	Interest	Total effect on the result	Payments	As of December 31, 2017
Tax proceedings	—	81	—	—	81	—	81
Labor proceedings	15,671	1,312	(2,697)	—	(1,385)	(5,113)	9,173
Civil proceedings	728	87	(16)	—	71	(795)	4

Total	16,399	1,480	(2,713)	—	(1,233)	(5,908)	9,258

	As of December 31, 2017	Additions	Reversals	Interest	Total effect on the result	Payments	As of October 10, 2018
Tax proceedings (i)	81	421,906	—	70,563	492,469	—	492,550
Labor proceedings	9,173	4,315	(2,169)	35	2,181	(767)	10,587
Civil proceedings	4	(8)	—	8	—	—	4

Total	9,258	426,213	(2,169)	70,606	494,650	(767)	503,141

Reconciliation with profit or loss for the period
Finance expense		—	—	(70,606)	(70,606)
General and administrative expenses		(152,763)	2,169	—	(150,594)
Income tax and social contribution		(273,450)	—	—	(273,450)

Total		(426,213)	2,169	(70,606)	(494,650)

(i)

Mainly refers to income tax positions taken by the Business in connection with a corporate reorganization held in 2010. In 2018, given a tax assessment via an Infraction Notice received by Business for certain periods opened for tax audit coupled with an unfavorable jurisprudence on a similar tax case also reached in 2018, the Business reassessed this income tax position and recorded a liability, including interest and penalties, in the combined carve-out financial statements.

b.	Contingent liabilities

There were other proceedings in progress that were classified by the Business as possible contingencies and no provision has been recorded as of October 10, 2018. These proceedings arise from tax, labor and civil lawsuits as per below:

	Tax	Labor	Civil	Total
Contingent liabilities	—	39,052	2,135	41,187

The main contingent liabilities are related to labor demands where the main frequent cases refer to holiday, salary differential, night additional pay, overtime, social charges, among others. There are no individual labor demands with material amounts that require specific disclosure.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

c.	Judicial Deposit and Escrow Accounts

Judicial deposits and escrow accounts registered in non-current assets are as follows:

	As of December 31, 2017	As of January 01, 2017
Tax proceedings	2,450	2,450
Labor proceedings	509	390
Civil proceedings	17	11
Indemnification asset - Former owner	3,074	2,975

	6,050	5,826

21.	Current and Deferred Income Tax and Social Contribution

a.	Reconciliation of income tax and social contribution

The reconciliation of income tax and social contribution expense is as follows:

	January 1, 2018 to October 10, 2018	Year ended December 31, 2017
Loss before income tax and social contribution for the year	(346,346)	(10,609)
Combined nominal statutory rate of income tax and social contribution	34%	34%

IRPJ and CSLL calculated at the nominal rates	117,758	3,607

Permanent exclusion (additions)	390	(1,535)
Provision for risks of income taxes (note 20)	(273,450)	—
Permanent additions of penalties of income tax (note 20)	(49,045)	—
Derecognition of previously recognized deductible temporary difference on goodwill (ii)	(62,654)	—

	(267,001)	2,072

Current IRPJ and CSLL in the result	(274,408)	—
Deferred IRPJ and CSLL in the result	7,407	2,072

	(267,001)	2,072

(i)	Refers to net loss for the period/year for the carved-out operations of the Parent Entities that will not be realized due to legal entity structure.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

b.	Deferred taxes

Changes in deferred income tax and social contribution assets are as follows:

	January 1, 2017	Effect on profit (loss)	December 31, 2017	Effect on profit (loss)	October 10, 2018
Income tax and social contribution losses carryforwards (iii)	48,486	17,386	65,872	53,684	119,556
Temporary Differences:
Impairment losses on trade receivables	7,012	(364)	6,648	1,443	8,091
Provision for obsolete inventories	22,845	1,505	24,350	353	24,703
Imputed interest on suppliers	(8,197)	2,518	(5,679)	5,251	(428)
Provision for risk of tax, civil and labor losses	5,576	(2,428)	3,148	25,895	29,043
Refund liabilities and right to returned goods	10,325	7,847	18,172	(7,593)	10,579
Other temporary provision	13,482	(6,828)	6,654	2,296	8,950
Goodwill and fair value adjustments on business combination (ii)	(112,190)	4,549	(107,641)	(57,890)	(165,531)
Tax benefit of goodwill to be incurred (ii)	38,145	(22,113)	16,032	(16,032)	—

Deferred liabilities, net	25,484	2,072	27,556	7,407	34,963

(ii)

As described in footnote 20 a., the Business reassessed the income tax position related to corporate reorganization and the benefit of deductibility of the goodwill and as a result, the balance of deferred income tax asset was derecognized. Additionally, given that the Business still have an accounting goodwill recognized but no tax basis, a deferred income tax liability was recognized. The impact of deferred income tax to these financial statement with respect to this reassessment was a charge to the combined carve-out statement of profit or loss and other comprehensive income in the amount of R$ 62,654.

(iii)

Includes R$ 108,505 as of October 10, 2018 (R$ 52,680 and R$ 37,712 as of December 31, 2017 and January 1, 2017, respectively) related to deferred income tax asset on tax losses carryforward calculated based on a separate return method for the carve-out operations which will be derecognized through Parent´s Net Investment upon the conclusion of the legal entity structure that will be completed via the comprehensive corporate restructuring mentioned in note 1 of Successor’s combined and unaudited interim condensed combined carve-out financial statements.

22.	Share-based Compensation

Certain employees of the Business participate in a share-based plan that grants equity-based awards in the form of shares of Somos Educação S.A. to key management personnel and senior employees of the Somos Group, conditioned upon the achievement of performance targets. This share-based compensation plan can represent a maximum of 5% (five percent) of the Somos’ equity, within a limit of 1% per year, corresponding to 13.062.883 shares to be wholly settled with the delivery of the shares.

The overral terms of the plan and shares granted are shown below:

Share-based Plan arrangements	2014	2015	2016	2017	2018
Estimated grant date	31-05-15	31-05-16	31-05-17	31-05-18	31-05-19
Share price at estimated grant date R$	12,33	9,47	14,35	21,69	22,60
Vesting period	annually for 5 years from 2015	annually for 5 years from 2016	annually for 5 years from 2017	annually for 5 years from 2018	annually for 5 years from 2019

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

Amendments were made to the program on August 30, 2018 and included that in the event of transfer of control of Somos Group, the following conditions would apply:

a.	the acceleration and/or anticipation of the delivery of the granted shares referring to the plan, which had been occurring through the vesting period of the grants; and

b.	additional shares would be granted to the Management of Somos Group’s and eligible subsidiaries.

In a different manner than the original conditions, the shares granted by the amendment would be partially settled by Parent Entity through the delivery of shares and the remaining in cash.

The Somos’ consolidated changes in the period from January 1, 2018 to October 10, 2018 were as follows (in quantity of shares):

		Original Terms		Amended Terms
	As of December 31, 2017	Granted during the period	Settled during the period	Reclassified	Granted during the period	As of October 10, 2018 (i)	Weighted average price of settled shares
Equity Settled	949,236	172,430	(558,364)	(111,477)	—	451,825	11.51
Cash Settled	—	—	—	111,477	1,793,053	1,904,530	23.75

Total	949,236	172,430	(558,364)	—	1,793,053	2,356,355

(i)

With the effective transfer of the control of Somos Group to SABER Serviços Educacionais S.A. (“SABER”), indirect subsidiary of Cogna Educação S.A, on October 11, 2018, all shares granted and undelivered were settled by Somos Group (see Note 30).

Based on the allocation criteria defined in Note 2, the Business statement of profit or loss and other comprehensive income and its Parent’s Net Investment were impacted by this share-based plan by R$69,119 in the period from January 1, 2018 to October 10, 2018, and R$5,591 and in the year ended December 31, 2017. The significant increase in compensation cost is due to the acceleration of the share based plan due to the change in control and additional awards granted.

23.	Net Revenue from sales and services

The breakdown of net sales of the Business for the period from January 1, to October 10, 2018 and for the year ended December 31, 2017 is shown below. The revenue is disaggregated into the categories the Business believes depict how and the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

	January 1, 2018 to October 10, 2018	Year ended December 31, 2017
Learning Systems
Gross revenue	330,779	348,982
Deductions from gross revenue
Taxes	(81)	39
Discounts	(36,443)	(35,721)
Returns	(16,313)	(22,307)

Net revenue	277,942	290,993

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

	January 1, 2018 to October 10, 2018	Year ended December 31, 2017
Textbooks
Gross revenue	147,593	351,334
Deductions from gross revenue
Taxes	(1,018)	(1,040)
Returns	(20,827)	(59,284)

Net revenue	125,748	291,010

Complementary Education Solution
Gross revenue	22,989	30,065
Deductions from gross revenue
Taxes	(160)	(1,329)
Returns	(2,568)	(914)

Net revenue	20,261	27,822

Other services (i)
Gross revenue	41,685	82,259
Deductions from gross revenue
Taxes	(3,497)	(5,763)
Discounts	(716)	(6)
Returns	(769)	(353)

Net revenue	36,703	76,137

Total Content & EdTech Platform segment
Gross revenue	543,046	812,640
Deductions from gross revenue
Taxes	(4,756)	(8,092)
Discounts	(37,159)	(35,727)
Returns	(40,476)	(82,859)

Net revenue	460,655	685,962

Total Digital Platform segment
E-commerce
Gross revenue	61,059	—
Deductions from gross revenue
Taxes	(2,286)	—
Returns	(898)	—

Net revenue	57,875	—

Total
Gross revenue	604,105	812,640
Deductions from gross revenue
Taxes	(7,041)	(8,092)
Discounts	(37,159)	(35,727)
Returns	(41,375)	(82,859)

Net revenue	518,530	685,962

Sales	500,358	663,360
Services	18,172	22,602

Net revenue	518,530	685,962

(ii)	Refers also to revenue from textbook sales of preparatory course for university admission exams.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

The Business applies the practical expedient in paragraph 121.b of IFRS 15 and does not disclose information about its remaining performance obligations because the Business has a right to consideration from its customers in an amount that corresponds directly with the value to the customer of the Business’ performance completed to date.

24.	Costs and Expenses by Nature

	January 1, 2018 to October 10, 2018	Year ended December 31, 2017
Salaries and payroll charges	(180,118)	(170,694)
(Provision) reversal for risks of tax, civil and labor losses	(150,594)	1,233
Raw materials and productions costs	(105,454)	(73,547)
Editorial costs	(26,249)	(43,998)
Depreciation and amortization	(37,660)	(43,245)
Copyright	(31,315)	(55,211)
Advertising and publicity	(30,279)	(41,740)
Utilities, cleaning and security	(21,718)	(36,808)
Rental and condominium fees	(19,474)	(17,795)
Third-party services	(11,481)	(20,798)
Travel	(11,471)	(11,288)
Consulting and advisory services	(10,535)	(13,449)
Impairment (losses) reversal on trade receivables	(4,027)	908
Provision for losses of obsolete inventories	(352)	(4,427)
Taxes and contributions	(2,560)	(2,875)
Material	(2,164)	(5,220)
Other expenses	(24,873)	(50,728)

	(670,324)	(589,682)

Cost of goods sold and services	(220,975)	(255,250)
Commercial expenses	(139,052)	(170,651)
General and administrative expenses	(310,527)	(162,760)
Impairment loss on trade receivable	(4,027)	908
Other operating income (expenses), net	4,257	(1,929)

	(670,324)	(589,682)

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

25.	Finance Result

	January 1, 2018 to October 10, 2018	Year ended December 31, 2017
Finance income
Interest on financial investments	17,429	13,009
Other finance income	9,390	8,822

	26,819	21,831

Finance costs
Interest on bonds and financing	(89,149)	(78,259)
Imputed interest on suppliers	(49,604)	(45,200)
Bank and collection fees	(2,423)	(1,902)
Interest on Provision for risks of tax, civil and labor losses (note 20)	(70,606)	—
Other finance expenses	(9,589)	(3,359)

	(221,371)	(128,720)

Finance result	(194,552)	(106,889)

26.	Business Combination

On December 31, 2017, the Business entered into the Purchase and Sale Agreement and Other Covenants for the acquisition of 100% of the equity of Livraria Livro Fácil Ltda. The total amount of the acquisition was R$ 23.8 million, of which R$ 8.8 million was paid in cash by the Parent Entity, R$ 4.8 million by Somos Sistemas (a subsidiary of Somos Educação S.A., and for which fair value was determined at the market price at settlement date) in shares and R$ 10.2 million in installments, which are still outstanding and accrue contractual CDI charges. In these combined carve-out financial statements, the cash paid by the Parent Entity is recorded in “Parent’s Net Investment”.

Livro Fácil is a physical and digital e-commerce platform for the provision of value-added services and delivery of textbooks and literature to Brazilian schools, especially in regions where the Business did not operate. Livro Fácil will continue to acquire and resell books produced by the Business and by third parties, being considered as principal in such transactions, without changing its business model.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

The following are the balances recognized in the business combination using the acquisition method of accounting:

As of December 31, 2017	Fair Value
Cash and Cash Equivalents	1,013
Trade Receivables	3,349
Inventories (i)	34,250
Tax recoverable	205
Other Assets	1,615
Property, plant and equipment	514
Intangible assets (ii)	7,050
Suppliers	(34,795)
Tax Payables	(919)
Income tax and social contribution payable	(292)

Net Assets	11,990
Goodwill	11,835

Acquisition total cost	23,825

(i)

Fair values adjustments were obtained based on the market comparison technique – i.e. the fair value is determined based on the estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

(ii)

Substantially refers to “Customer Portfolio which its asset’s fair value was obtained based on the estimated revenue taking into account the contractual customer relationships existing on the acquisition date, with an average contract termination period and a nominal discount rate of 15.00% p.a. was used, which is equivalent to the Weighted Averaged Cost of Capital (“WACC”).

Goodwill is recognized based on expected synergies from combining the operations of the acquiree and the acquiror, as well as due to an expected increase in the Business’ market-share due to the penetration of the business products and services in regions where the Business did not operate before. Goodwill and fair value adjustments recognized are expected to be fully deductible for tax purposes.

From the date of acquisition, December 27 to December 31, 2017, Livro Fácil had no material amount of revenue or losses. If the acquisition had taken place at the beginning of the financial period on which it occurred, the combined carve-out revenue would have been R$ 749.9 million and the combined carve-out “Loss before income tax and social contribution” would be of R$ (8.7) million.

27.	Segment Reporting

Information reported to the Chief Operating Decision Maker (CODM) for the purposes of resource allocation and assessment of segment performance is focused on revenue, “profit (loss) before finance result and tax”, assets and liabilities segregated by the nature of the services provided to the Business’ customers. Thus, reportable segments are: (i) Content & EdTech Platform; and (ii) Digital Platform. Additionally the information reported to CODM on consolidated bases includes the Adjusted EBITDA, which the Business defines as Net profit (loss) plus income taxes and social contribution plus/minus net finance result plus depreciation and amortization plus/minus: (a) share-based compensation expenses, (b) provision for risks of tax, civil and labor losses regarding penalties, mainly related to income tax positions in connection with a corporate reorganization and (c) editorial costs.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

The Content & EdTech platform derives its results from core and complementary educational content solutions through digital and printed content, including textbooks, learning systems and other complimentary educational services.

The Digital platform aims to unify the entire school administrative ecosystem, enabling private schools to aggregate multiple learning strategies and help them to focus on education, through the Business’ physical and digital e-commerce platform (Livro Fácil) and other digital services. The operations related to this segment initiated with the acquision of Livro Fácil (note 26).

Due to the nature of the Business’ e-commerce platform, the Content & EdTech Platform segment sells its printed and digital content to the Digital Platform segment. These transactions are priced on an arm’s length basis and are to be settled in cash. However, the eliminations made in preparing these combined carve-out financial statements are included in the measure of the segment’s profit or loss that is used by the CODM, and therefore the amounts presented herein are net of such intrasegment transactions.

The following table presents the Business’ revenue, its reconciliation to “profit (loss) before finance result and tax” results, assets and liabilities by reportable segment. No other information is used by the CODM when assessing segment performance.

	January 1, 2018 to October 10, 2018
	Content & EdTech Platform	Digital Platform	Total
Net revenue from good sold and services	460,656	57,875	518,530
Cost of goods sold and services	(174,304)	(46,672)	(220,975)

	286,352	11,203	297,555
Operating income (expenses):
General and administrative expenses	(305,074)	(5,453)	(310,527)
Commercial expenses	(136,773)	(2,279)	(139,052)
Other operating income (expenses)	4,328	(71)	4,257
Impairment losses on trade receivables	(4,027)	—	(4,027)

Operating (loss) profit before finance result	(155,194)	3,400	(151,794)

Assets	1,346,030	18,044	1,364,074
Current and non-current liabilities	1,821,603	18,397	1,840,000

	Year ended December 31, 2017
	Content & EdTech Platform	Digital Platform	Total
Net revenue from good sold and services	685,962	—	685,962
Cost of goods sold and services	(255,250)	—	(255,250)

	430,712	—	430,712
Operating income (expenses):
General and administrative expenses	(162,760)	—	(162,760)
Commercial expenses	(170,651)	—	(170,651)
Other operating expenses	(1,929)	—	(1,929)
Impairment losses on trade receivables	908	—	908

Operating profit before finance result	96,280	—	96,280

Assets	1,353,895	9,442	1,363,337
Current and non-current liabilities	979,560	34,747	1,014,307

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

The accounting policies of the reportable segments are the same as the Business’ accounting policies described in note 6. Segment’s profit represents the profit earned by each segment without finance results, and income tax expense. This is the measure reported to the CODM for the purpose of resource allocation and assessment of segment performance.

The Business has all its operations held in Brasil, with no revenue from foreign customers. Additionally, no single customer contributed 10 per cent or more to the Business and Segments revenue in either the period from January 1, 2018 to October 10, 2018 and in the year ended December 31, 2017.

28.	Commitments

The Business has entered into rental agreements for its units, warehouses and administrative buildings, through various operating contracts that expire on different dates, which payments are monthly. As of October 10, 2018, the total amounts equivalent to the full period of the contracts were:

As of October 10, 2018
Up to 1 year	103,155
One to five year	80,426
More than 5 years	65,636

249,217

29.	Non-cash Transactions

During the period ended October 10, 2018, the Business entered into a sale and leaseback agreement related to a property at João Dias Avenue (refer to notes 12 and 14), for which the following amounts were not reflected in the combined carve-out statement of cash flows as this was a non-cash transaction:

January 1 to October 10, 2018
Property, Plant and Equipment	20,855
Finance Lease	20,855

Except for the Business Combination presented in note 26, there were no other Non-cash Transactions for the year ended in December 31, 2017.

30.	Subsequent events

Business combination

On October 11, 2018, Cogna (the ultimate Parent) acquired control over Somos Educacional S.A. (“Somos”). As from this date, SABER Serviços Educacionais S.A. (“SABER”) became an entity under the common control of Cogna, with Somos Educação S.A. and its subsidiaries. Therefore, the carved-out assets, liabilities and results of operations from Pitágoras (Predecessor) are combined from that date on with Somos – Anglo (Predecessor) as Vasta Platform (Successor) in a separate set of combined carve-out financial statements.

Somos – Anglo (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

The acquisition method of accounting was used to record assets acquired and liabilities assumed by Cogna in this transaction. Such accounting generally results in increased amortization and depreciation reported in future periods and, accordingly, the accompanying carve-out financial statements of the Business’ Successor and of the Business are not comparable in all material respects since those financial statements report financial position, results of operations, and cash flows of these two separate entities.

Termination of the Share-base compensation plan

Due to effective transfer of control of Somos Group from Tarpon Investimentos to Cogna Group on October 11, 2018, the share-based compensation plan of Somos Educação S.A was terminated with all shares granted and undelivered settled by Somos at that date.

Thus, the 563,302 shares already granted related to Business and undelivered related to the original terms of the plan were settled, of which 451,825 with the delivery of shares and 111,477 through cash payment. The additional shares granted related to Business in accordance with the amended terms of the plan, totaling 1,793,053 shares, were also liquidated in cash by Somos Group.

Common shares settled through delivery had an average settlement price of R$11.51 per share (a gross amount of R$14.12), while the cash settlement generated a total cost our Parent Entity of R$ 47,756 related to Business, including charges (R$ 32.78 per share, representing R$ 23.75 in a net basis of tax).

Capitalization of Bonds

On September 28, 2019, in the Somos Sistemas’ Extraordinary General Assembly, the shareholders of Somos Sistemas approved the capitalization of the 4th issuance and 5th issuance private bonds described in Note 14, in the amount of R$1,508,297. This capitalization resulted in an increase in Parent’s Net Investment in the combined carve-out financial statements of Vasta Platform (Successor).

Pitágoras

(Predecessor)

Carve-out Financial Statements as of

December 31, 2017 and January 1,

2017, and for the period from

January 1 to October 10, 2018 and

for the year ended December 31, 2017

Pitágoras (Predecessor)

Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Pitágoras (Predecessor):

Opinion on the carve-out financial statements

We have audited the accompanying carve-out statements of financial position of Pitágoras (the Company) as of December 31, 2017 and January 1, 2017, the related carve-out statements of profit or loss and other comprehensive income, statement of changes in parent’s net investment, and statement of cash flows for the period from January 1, 2018 to October 10, 2018 and the year ended December 31, 2017, and the related notes (collectively, the carve-out financial statements). In our opinion, except for the omission described below, the carve-out financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and January 1, 2017, and the results of its operations and its cash flows for the period from January 1, 2018 to October 10, 2018 and the year ended December 31, 2017, in conformity with International Financial Reporting Standards (IFRS) and interpretations as issued by the International Accounting Standards Board (IASB).

As discussed in Note 2, the accompanying carve-out financial statements are not presented in accordance with International Accounting Standard 1 - Presentation of Financial Statements, as they do not include a carve-out statement of financial position and related notes as of October 10, 2018, and the carve-out statement of profit and loss and other comprehensive income and related notes for the comparative period from January 01, 2017 to October 10, 2017, which constitute a departure from International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Change in Accounting Principle

As discussed in Note 4 to the carve-out Financial Statements, the Company has changed its method of accounting for revenue recognition and recognition of financial instruments as from January 1, 2018 due to the adoption of IFRS 15 – Revenue from contract with customer and IFRS 9 – Financial Instruments.

Basis for Opinion

These carve-out financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these carve-out financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the carve-out financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the carve-out financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the carve-out financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the carve-out financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2016.

/s/ KPMG Auditores Independentes

São Paulo - Brazil

February 20, 2020

Pitágoras (Predecessor)

Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

Carve-out Statement of Financial Position

In Thousands of R$
	Note	As of December 31, 2017	As of January 01, 2017
Assets
Current assets
Trade receivables	9	62,991	52,888
Inventories	10	24,021	22,414
Other receivables		291	310

Total current assets		87,303	75,612

Non-current assets
Deferred income tax and social contribution	16	5,325	2,136
Property, plant and equipment	11	20	26
Intangible assets	12	330	447

Total non-current assets		5,675	2,609

Total Assets		92,978	78,221

Liabilities
Current liabilities
Suppliers	13	13,808	12,987
Contract liabilities – Refund liabilities		11,464	4,917
Salaries and social contributions	14	1,566	600

Total current liabilities		26,838	18,504

Parent’s Net Investment		66,140	59,717

Total liabilities and Parent’s Net Investment		92,978	78,221

The footnotes to these carve-out financial statements are an integral part of the Financial Statements.

Pitágoras (Predecessor)

Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

Carve-out Statement of Profit or Loss and Other Comprehensive Income

In Thousands of R$
	Note	January 1, 2018 to October 10, 2018	Year ended December 31, 2017
Net revenues from sales	17	80,649	99,357
Cost of goods sold	18	(28,224)	(35,178)

Gross profit		52,425	64,179

Operating income (expenses)
General and administrative expenses	18	(9,540)	(7,960)
Commercial expenses	18	(3,281)	(4,379)
Other operating income	18	5	327
Other operating expenses	18	—	(329)
Impairment losses on trade receivables	9	(573)	(23)

Profit before finance results and taxes		39,036	51,815

Finance results
Finance income		1,156	846
Finance costs		(20)	—

		1,136	846
Profit before income tax and social contribution		40,172	52,661

Income tax and social contribution
Current	16	(12,092)	(21,088)
Deferred	16	(1,561)	3,189

		(13,653)	(17,899)

Net profit for the period/year		26,519	34,762

Other comprehensive income for the period/year		—	—

Total comprehensive income for the period/year		26,519	34,762

The footnotes to these carve-out financial statements are an integral part of the Financial Statements.

Pitágoras (Predecessor)

Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

Carve-out Statement of Changes in Parent’s Net Investment

In Thousands of R$
Parent’s Net Investment
Balances at January 1, 2017	59,717

Net profit for the year	34,762
Parent’s Net Investment (deficit)	(28,339)

Balances at December 31, 2017	66,140

Net profit for the period	26,519
Parent’s Net Investment (deficit)	(83,636)

Balances at October 10, 2018	9,023

The footnotes to these carve-out financial statements are an integral part of the Financial Statements.

Pitágoras (Predecessor)

Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

Carve-out Statement of Cash Flow

In Thousands of R$
	Note	January 01, 2018 to October 10, 2018	Year ended December 31, 2017
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax and social contribution		40,172	52,661
Adjustments for:
Depreciation and amortization	11 and 12	335	120
Impairment losses on trade receivables	9	573	23
Provision (reversal) for obsolete inventories	10	(85)	2,570
Refund liability and right to returned goods		(7,571)	3,927
Residual value of disposals of property, plant and equipment and intangible assets	11 and 12	18	21

		33,442	59,322
Changes in:
Trade receivables		33,355	(10,126)
Inventories		19,955	(1,558)
Other receivables		291	19
Salaries and social contributions		371	967
Suppliers		9,302	821
Cash from operating activities		96,716	49,445

Income taxes and social contribution paid	16	(12,092)	(21,088)
Net cash from operating activities		84,624	28,357

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment	11	(205)	(4)
Additions to intangible assets	12	(783)	(14)

Net cash used in investing activities		(988)	(18)

CASH FLOWS FROM FINANCING ACTIVITIES
Net investments		(83,636)	(28,339)

Net cash used in financing activities		(83,636)	(28,339)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		—	—

The footnotes to these carve-out financial statements are an integral part of the Financial Statements.

Pitágoras (Predecessor)

Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

Notes to the carve-out financial statements

(Amounts expressed in thousands of R$, unless otherwise indicated)

1.	General Information

Pitágoras (hereinafter referred to as the “Business”), is not a separate legal entity. The Business is comprised of carve-out historical balances of assets, liabilities and results of operations related to the delivery of educational content to the private sector to basic and secondary education (“K-12 curriculum”) carried out by Cogna Educação S.A. (hereinafter referred to “Cogna”, “Parent Entity” or in combination with its subsidiaries “Cogna Group” or “Group”).

The Business’ activities included in these carve-out financial statements are integrated solutions for Basic Education that comprise selling, and distributing textbooks, teaching aids, and workbook learning systems.

The Business has all of its operations held in Brasil, with no revenue from foreign customers. Additionally, the Business has no single customer that contributes with 10 per cent or more to the Business revenue in either the period from January 1, 2018 to October 10, 2018 and in the year ended December 31, 2017.

Cogna Group performed a comprehensive corporate restructuring to enhance the current corporate structure (i.e. reduce the number of legal entities in the Cogna Group) and improve overall synergies. Through this process, the Business’ activities were spun-off from SABER Serviços Educacionais S.A., subsidiary of Cogna, (hereinafter referred to “SABER”) to a newly formed company (Vasta Platform Limited.). As all the entities that were involved in the corporate restructuring are under common control, this reorganization was accounted for using the historical basis of the related assets and liabilities and did not result in an overall change in the shareholding structure of the Cogna Group.

These carve-out financial statements were prepared for its inclusion in a Registration Statement (“Form F-1”) of Vasta Platform Limited with the Securities and Exchange Commission (“SEC”) of the United States of America and were authorized for issuance by Management on February 20, 2020.

2.	Preparation basis and presentation of Carve-out Financial Statements

The carve-out financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations as issued by the International Accounting Standards Board (“IASB”), except for the lack of presentation of a carve-out statement of financial position and related notes as of October 10, 2018, and the carve-out statement of profit and loss and other comprehensive income and related notes for the comparative period from January 01, 2017 to October 10, 2017, which constitute a departure from IFRS as issued by IASB. All IFRS issued by the IASB, effective at the time of preparing these carve-out financial statements have been applied.

IFRS 1 “First-time adoption of International Financial Reporting Standards” has been applied in preparing these carve-out financial statements. Since the Business became a first-time adopter later than its controlling entity, Cogna Group, the Business adopted the exemption to measure its assets and liabilities at the carrying amounts reflected in Cogna Group’s consolidated financial statements. The requirement in IFRS 1 to provide reconciliations of financial information prepared under previous GAAP to IFRS is not relevant to the Business as this is the first set of carve-out financial statements of the Business.

Pitágoras (Predecessor)

Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

The preparation of carve-out financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Business’ accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to these carve-out financial statements are disclosed in Note 3.

IFRS provides no guidelines for the preparation of carve-out financial statements, which are therefore subject to the principles given in International Accounting Standards (IAS) 8.12. This paragraph requires consideration of the most recent pronouncements of other standard-setting bodies that use a similar conceptual framework to develop accounting standards, other financial accounting literature and acceptable industry practices.

These carve-out financial statements were prepared in order to present the Business’ historical financial position, the performance of its operations and its respective cash flows as of December 31, 2017 and January 1, 2017 and for the period from January 1 to October 10, 2018 and for year ended December 31, 2017. These carve-out statements aim to materially reflect the financial statements of the “K-12 curriculum” private business as if it had operated as a separate entity from the Cogna Group.

The carved-out assets, liabilities and results of operations of the Business were obtained based on the historic accounting records of the Parent Entity. The balances in trade receivables, inventories, property, plant and equipment, intangible assets, suppliers as well as revenue and costs of goods sold relating to the Business were individually identified.

Carve-out expenses related to salaries and social contributions were allocated to the Business through assessment of the nature of the tasks performed by the Cogna Group’s key personnel and employees and their connection with the activities of the Business.

Historically, Cogna Group provided certain corporate functions to the Business and costs associated with these functions were allocated to the Business. These functions included corporate communications, human resources, treasury, corporate controllership, internal audit, information technology, corporate and legal compliance, and insurance. The costs of such services were allocated to the Business based on the most relevant allocation method to the service provided, primarily based on relative percentage of headcount or revenue attributable to the Business. The charges for these functions are included in general and administrative expenses in the carve-out statement of profit or loss and other comprehensive income.

Allocated costs and expenses have generally been considered to have been paid to Cogna Group in the year in which the costs were incurred. Amounts receivable from or payable to the Cogna Group have been classified in the carve-out statement of financial position within “Parent’s Net investment”. The Business reflected the cash received from and expenses paid by Cogna Group on behalf of the Business’ operations as a component of “Net investment” in the carve-out statements of changes in parent´s net investment and carve-out statement of cash flows.

Income taxes were determined based on the assumption that the operations carved-out to the Business were a single separate taxable entity. This assumption implies attributable income was determined based on a carve-out basis and adjusted to reflect applicable regulations. Thus, determination of income tax and social contribution expenses is based on assumptions, attributions and estimates, including those used to prepare these carve-out financial statements. The taxes paid have been allocated based on amounts that would have been due if the business were a separate reporting entity.

Management believes that the assumptions used in these carve-out financial statements, including assumptions related to recognition of general expenses are reasonable. However, the carve-out financial statements may not

Pitágoras (Predecessor)

Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017 be indicative of the Business’ future performance and may not reflect what the consolidated results of operations, financial position and cash flows would have been had the Business operated as an independent entity during all the periods presented and thus should not be used to calculate dividends, taxes or for other corporate purposes. To the extent that an asset, liability, revenue or expense is directly associated with the Business, it is reflected in the accompanying carve-out financial statements.

a.	Functional and Presentation Currency

These carve-out financial statements are presented in thousands of Brazilian Real (“R$”), which is the Business functional currency. All financial information presented in R$ has been rounded to the nearest thousand value, except otherwise indicated.

b.	Measurement basis

The carve-out financial statements were prepared based on historical cost, as explained in the accounting policies below.

3.	Use of estimates and judgements

In preparing these carve-out financial statements, Management has made judgements and estimates that affect the application of Business’ accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Those estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable and relevant under the circumstances. Revisions to estimates are recognized prospectively.

a.	Judgements

The following notes present the significant judgements that Management has made in the process of applying the Business accounting policies and that have the most significant effect on the amounts recognized in these carve-out financial statements.

•	Note 2 - Preparation basis and presentation of carve-out financial statements: criteria for the allocation of assets and liabilities, income and expenses;

•

Note 6.j – Accounting Policies: Revenue Recognition and Note 17 – Net Revenue from sales: identification of performance obligations within the Business’ contracts with customers and when they are satisfied (point-in-time vs. over-time); and revenue disaggregation.

b.	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities in the next financial year is included in the following notes:

•	Impairment losses on trade receivables (Note 9.c)

When measuring Estimated Credit Losses (“ECL”) the Business uses reasonable and supportable forward looking information, which is based on assumptions for the future movement of different economic drivers and

Pitágoras (Predecessor)

Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017 how these drivers will affect each other. The Business carries out analyses of trade receivables, considering the risks involved, and records a provision to cover future estimated losses.

The Business measures its impairment losses on trade receivables at an amount equal to lifetime ECL estimated using a provision matrix on a monthly basis. This matrix is prepared by analyzing the receivables established each month (in the 12-month period) and the related composition per default range and by calculating the recovery performance. In this methodology, for each default range an estimated loss likelihood percentage is established, which considers current and prospective information on macroeconomic factors that affect the customers’ ability to settle the receivables.

The gross carrying amount of trade receivables is written off when the Business has no reasonable expectations of recovering the financial asset in its entirety or a portion thereof. Collection efforts continue to be made, even for the receivables that have been written off, and amounts are recognized directly in results upon collection.

•	Provision for inventory obsolescence (Note 10)

When estimating its provision for inventory obsolescence, the Business uses an aging analysis consistent with its business model, assessment of the marketplace, industry trends, content relevance, feasibility of visual update and projected product demand as compared to the number of units currently in stock.

•	Rights to Returned Goods and Refund Liabilities (Note 10)

Pursuant to the terms of the contracts with some customers, they are required to provide the Business with an estimate of the number of students that will access the content in the next school year (which typically starts in February of the following year), allowing the Business to start the delivery of its products. Since the contracts allows product returns (generally for period of four months from delivery date) up to a certain limit, the Business recognizes revenue for the amount that is expected to be received based on past experience, assuming that the other conditions for revenue recognition are met. Therefore, the amount of revenue recognized is adjusted for expected returns, which are estimated based on historical data on a portfolio basis. In these circumstances a refund liability and a right to recover returned goods asset are recognized.

The right to recover returned goods asset is measured at the former carrying amount of the inventory less any expected costs to recovered goods. The refund liability is included in Contract Liabilities and the right to recover returned goods is included in Inventories. The Business reviews its estimate of expected returns at each reporting date and updates the amounts of the asset and liability accordingly.

4.	Change in significant accounting policies

The Business adopted IFRS 15 - Revenue from contracts with customers and IFRS 9 - Financial Instruments which became effective as from January 1, 2018. As permitted by these standards, comparative information on these carve-out financial statements have not been restated to reflect the requirements of the new standards.

a.	IFRS 15 - Revenue from contracts with customers

IFRS 15 establishes a comprehensive framework for determining whether and when revenue is recognized, and how revenue is measured. It replaced the IAS 18 - Revenues, IAS 11 - Construction Contracts and related interpretations. Pursuant to IFRS 15, revenue is recognized when the client obtains control over goods or services in an amount that includes the consideration to which an entity expects to be entitled in exchange for their

Pitágoras (Predecessor)

Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017 transfer, replacing the principle of risks and rewards. The standard requires entities to exercise judgment, considering all relevant facts and circumstances when applying each step of the model to contracts with their customers.

The Business assessed the new standard, considering the nature of its main transactions. Contracts were analyzed, as were the rights and obligations of each party, as well as payment terms and types of services or products in each individual contract. No significant impacts on the carve-out financial statements were identified and changes in accounting policies and further description of the Business sources of revenue are included in Note 6.j. The Business has adopted IFRS 15 using the cumulative effect method (without practical expedients), with the effect of initially applying this standard recognized at the date of initial application (i.e. January 1, 2018).

b.	IFRS 9 - Financial instruments

The standard establishes requirements to classification, recognition and measurement of financial assets, financial liabilities and some contracts for the purchase or sale of non-financial items. This standard replaces IAS 39 - Financial instruments: Recognition and measurement. The main amendments to IFRS 9 are: (i) new criteria for the classification of financial assets; (ii) new impairment model for financial assets, replacing the previous model of incurred losses; and (iii) relaxation of the requirements for adoption of the hedge accounting.

After analyzing the new accounting standard, the Business concluded that there were no significant impacts arising from its adoption.

The Business’ financial assets are mainly trade receivables (Note 9), classified as measured at amortized cost. The adoption of IFRS 9 did not result in significant changes in the Business’ accounting policies and carve-out financial statement balances and / or classifications (previously loans and receivables), considering the nature of its transactions and business model applicable to such items.

The Business’ financial liabilities are mainly represented by suppliers, which are classified as measured at amortized cost. Thus, for financial liabilities, the adoption of IFRS 9 did not result in significant changes in the Business’ accounting policies, balances and / or classifications (previously other financial liabilities), considering the nature of its transactions.

Furthermore, the Business: (i) did not identify significant impacts with respect to the new impairment model; (ii) does not have any hedge instruments; and (iii) does not have highly complex financial instruments.

New accounting policies related to this standard are included in Note 6.a.

5.	New standards and interpretations not yet adopted

New standards issued by the IASB will become effective for the year commencing on January 1, 2019. The Business did not early adopt these standards for preparation of these carve-out financial statements.

a.	IFRS 16 - Leases

This standard introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low-value items.

Pitágoras (Predecessor)

Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases – Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

Management has assessed this new standard and has not identified any relevant impact in these carve-out financial statements, as it has no lease contracts.

b.	IFRIC 23 – Uncertain Tax Treatment

On June 7, 2017, the IFRS Interpretations Committee (IFRS IC) issued IFRIC 23, which clarifies how the recognition and measurement requirements of IAS 12—Income taxes, are applied where there is uncertainty over income tax treatments. IFRIC 23 applies to all aspects of income tax accounting where there is an uncertainty regarding the treatment of an item, including taxable profit or loss, the tax bases of assets and liabilities, tax losses and credits and tax rates.

IFRIC 23 sets out how to determine the accounting tax position when there is uncertainty over income tax treatments. The Interpretation requires an entity to:

•	determine whether uncertain tax positions are assessed separately or as a group; and

•	assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings:

•	If yes, the entity should determine its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings.

•	If no, the entity should reflect the effect of uncertainty in determining its accounting tax position.

The Interpretation is effective for annual periods beginning on or after January 1, 2019. Entities can apply the Interpretation with either full retrospective application or modified retrospective application without restatement of comparative periods or prospectively.

The Business’ Management does not anticipate that the application of the interpretation will have a material impact on the Business carve-out financial statements.

6.	Significant accounting policies

The significant accounting policies applied in the preparation of these carve-out financial statements are presented below. These policies have been consistently applied in the periods presented herein, except for those disclosed in Note 4.

a.	Financial Assets and Liabilities

a.	Policies applicable as from January 1, 2018

As from the adoption of IFRS 9, the accounting practices adopted in the preparation of 2018 accounting information are in summary:

i.	Classification

Financial Assets’ classification depends on the entity’s business model for managing them and if their contractual cash flows represent solely payments of principal and interest. Based on this assessment Financial

Pitágoras (Predecessor)

Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

Assets are classified as measured: at amortized cost, at FVTOCI (fair value through other comprehensive income); or at FVTPL (fair value through profit or loss).

A business model to manage financial assets refers to the way how the Business manages its financial assets to generate cash flows, determining if the cash flows will occur through the collection of contractual cash flows at maturity date, through the sale of the financial asset, or both. The information considered in the business model evaluation includes the following:

•

The policies and goals established for the portfolio of financial assets and feasibility of these policies. They include whether management’s strategy focuses on obtaining contractual interest income, maintaining a certain interest rate profile, matching the duration of financial assets with the duration of related liabilities or expected cash outflows, or the realization of cash flows through the sale of assets;

•	how the performance of the portfolio is evaluated and reported to the Business’ management;

•	risks that affect the performance of the business model (and the financial assets held in that business model) and the manner in which those risks are managed;

•	how business managers are compensated - for example, if the compensation is based on the fair value of managed assets or in contractual cash flows obtained; and

•	the volume and timing of sales of financial assets in prior periods, the reasons for such sales and future sales expectations.

For assessing whether contractual cash flows represent solely payments of principal and interest, “principal” is defined as the fair value of the financial asset at initial recognition. “Interest” is defined as a consideration for the amount of cash at the time and for the credit risk associated to the outstanding principal value during a certain period and for other risks and base costs of loans (for example, liquidity risk and administrative costs), as well as for the profit margin.

The Business considers the contractual terms of the instruments to evaluate whether the contractual cash flows are only payments of principal and interest. It includes evaluating whether the financial asset contains a contractual term that could change the time or amount of the contractual cash flows so that it would not meet this condition. In making this evaluation, the Business considers the following:

•	contingent events that change the amount or timing of cash flows;

•	terms that may adjust the contractual rate, including variable rates;

•	the prepayment and the extension of the term; and

•	the terms that limit the access of the Business to cash flows of specific assets (for example, based on the performance of an asset).

Due to their natures, for the period from January 1, 2018 to October 10, 2018, Business’ financial assets are classified as “measured at amortized cost”.

Financial assets are not reclassified after initial recognition, unless the Business changes the business model for the management of financial assets, in which case all affected financial assets are reclassified on the first day of the reporting period subsequent to the change in the business model.

Financial liabilities are classified as measured at amortized cost or at FVTPL. A financial liability is classified as measured at fair value through profit or loss if it is classified as held for trading, if it is a derivative or assigned as such in initial recognition.

Pitágoras (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

Due to their natures, for the period from January 1, 2018 to October 10, 2018, Business’ financial liabilities are classified as “measured at amortized cost”.

ii.	Initial Recognition and Subsequent Measurement

Trade receivable are initially recognized on the date that they were originated. All other financial assets and liabilities are initially recognized when the Business becomes a party to the instrument’s contractual provisions.

A financial asset (unless it is trade receivable without a significant financing component) or a financial liability is initially measured at fair value, plus, for an item not measured at FVTPL (fair value through profit or loss), transaction costs which are directly attributable to its acquisition or issuance. A trade receivable without a significant financing component is initially measured at its transaction price. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the carve-out statement of profit or loss and other comprehensive income.

Financial assets are derecognized when the rights to receive cash flows have expired or have been transferred and the Business has transferred substantially all the risks and rewards of ownership.

Gains or losses arising from changes in the fair value of the “Financial assets at fair value through profit or loss”, as well as interest income accrued over “Assets measured at amortized cost”, are presented in the carve-out statement of profit or loss and other comprehensive income within “Finance income” in the period in which they arise.

The Business derecognizes a financial liability when its contractual obligations are discharged or canceled or expired. The Business also derecognizes a financial liability when terms are modified, and the cash flows of the modified liability are substantially different.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in the carve-out statement of profit or loss and other comprehensive income.

iii.	Offsetting of financial assets and liabilities

Financial assets and liabilities are offset, and the net amount presented in the carve-out statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Business or the counterparty.

iv.	Impairment of financial assets

The Business assesses on a prospective basis the expected credit losses (“ECL”) associated with its financial assets instruments carried at amortized cost, with accruals and reversals recorded in the carve-out statement of profit or loss and other comprehensive income. ECLs are based on the difference between the contractual cash flows due in accordance with the contract terms and all the cash flows that the Business expects to receive, discounted at an approximation of the original effective interest rate.

Pitágoras (Predecessor)

Combined Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

The methodology applied depends on whether there has been a significant increase in credit risk, where:

•

expected credit losses are calculated for the next 12 months are recorded when there is no significant increase in credit risk. 12-month ECLs are those credit losses that result from potential default events within 12 months after the report date (or in a shorter period if the expected life of the instrument is less than 12 months)

•

In the event of a significant increase in credit risk, expected lifetime credit losses are recorded as per the expected credit losses that result from all possible default events over the expected life of the financial instrument.

For trade receivables, the Business applied the simplified approach of the standard and calculated impairment losses based on lifetime expected credit losses as from their initial recognition, as described in Note 3.b.

b.	Policies applicable up to December 2017

As permitted by the transition rules for IFRS 9, the new standard was adopted by the Business as from January 1, 2018 without restating comparative figures. Accordingly, the accounting practices adopted in the preparation of comparative accounting information are in summary:

i.	Classification

The Business classified its financial assets as loans and receivables. The classification depended on the purpose for which the financial assets had been acquired. Financial assets were included in current assets, except for those with maturities greater than 12 months after the reporting date.

Financial liabilities were classified as “Other financial liabilities measured at amortized cost”. A financial liability is classified as measured at fair value through profit or loss if it is classified as held for trading, if it is a derivative or assigned as such in initial recognition.

ii.	Initial Recognition and Subsequent Measurement

The initial measurement was not affected by the adoption of IFRS 9.

Loans and receivables were carried at amortized cost using the effective interest rate method.

Financial assets were derecognized when the rights to receive cash flows have expired or have been transferred and the Business had transferred substantially all the risks and rewards of ownership.

The Business derecognized a financial liability when its contractual obligations were discharged or canceled or expired. The Business also derecognized financial liabilities when terms were modified, and the cash flows of the modified liability were substantially different. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) was recognized in the carve-out statement of profit or loss and other comprehensive income.

iii.	Impairment of financial assets

The Business assessed at each reporting date whether there had been objective evidence that a financial asset or group of financial assets were impaired. The Business used its accumulated historical experience to estimate the future cash flows of its financial assets on a portfolio level in order to reliably estimate its impairment losses.

Pitágoras (Predecessor)

Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

The amount of any impairment loss was recognized in the carve-out statement of profit or loss and other comprehensive income.

b.	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted moving average method. The cost of finished goods comprises third parties printing costs. The Business has no significant editorial costs.

The Business records provisions for losses on products and slow-moving items using an aging analysis consistent with its business model, assessment of the marketplace, industry trends, content relevance, feasibility of visual update and projected product demand as compared to the number of units currently in stock.

If losses are no longer expected, the provision is reversed. Management periodically evaluates whether the obsolete inventories need to be destroyed.

The Business also records its right to returned goods assets within its inventories. See note 3.b.

c.	Property, Plant and Equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation. Historical cost includes the cost of acquisition.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with these costs will flow to the Business, and they can be measured reliably. The carrying amount of the replaced items or parts is derecognized. All other repairs and maintenance are charged to the carve-out statement of profit or loss and other comprehensive income during the financial period in which they are incurred.

Depreciation of assets is calculated using the straight-line method to reduce their cost to their residual values over their estimated useful lives, as follows:

Years
Buildings and Leasehold improvements	25
Furniture, equipment and fittings	11.3
IT equipment	3

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the carve-out statement of profit or loss and other comprehensive income when control of the asset is transferred.

d.	Intangible Assets

The Business’ intangible assets are mostly comprised of expenditures incurred and directly associated with computer software licenses.

Pitágoras (Predecessor)

Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

Computer software licenses purchased are capitalized based on the costs incurred to acquire and bring to use the specific software or to develop new functionalities to existing ones.

e.	Copyright

Copyrights are paid to the authors of the content included within the textbooks sold by the Business and are calculated based on agreed upon percentages of revenue or cash inflows related to the books sold, as defined in each contract. Payment are made on a monthly, quarterly, semi-annually, annually or hybrid basis. For these contracts the authors maintain the legal title of the copyrights. These copyrights are charged to the carve-out statement of profit or loss and other comprehensive income on an accrual basis when the products are sold.

f.	Impairment of non-financial assets.

Assets that are subject to depreciation or amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable and independent cash inflows (Cash-generating units - CGU’s).

Non-financial assets, other than goodwill, that have been adjusted following an impairment are subsequently reviewed for possible reversal of the impairment at each reporting date.

g.	Suppliers

Suppliers are obligations to pay for goods or services that have been acquired in the ordinary course of business. They are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

h.	Current and Deferred income tax and social contribution

Taxes comprise current and deferred Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL), calculated based on pre-tax profit.

The IRPJ and CSLL are calculated based on the nominal statutory rates of 25% and 9%, respectively, adjusted by non-taxable/nondeductible items provided for by law. Deferred income tax and social contribution are calculated on income tax and social contribution losses and other temporary differences in relation to the balances of assets and liabilities in the carve-out financial statements. The deferred income tax and social contribution assets are fully accounted for in the carve-out financial statements, except when it is not probable that assets will be recovered by future taxable profits.

Current and deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when current and deferred tax assets and liabilities are related to the tax levied by the same tax authority on the taxable entity where there is an intention to settle the balances on a net basis.

Pitágoras (Predecessor)

Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

i.	Employee Benefits

The Business has the following employee benefits:

a.	Short-term employee benefits

Obligations for short-term employee benefits are recognized as personnel expenses as the related service is rendered. The liability is recognized at the amount expected to be paid, if the Business has a legal or constructive obligation to pay this amount as a result of prior service rendered by the employee, and the obligation can be reliably estimated.

The Business also provides its commercial team with commissions calculated considering existing sales and revenue targets that are reviewed periodically. These values are accrued within “Salaries and Social contributions” on a monthly basis based on the achievements of such goals, with payments generally being done twice a year (January and June). Since commissions are paid based on the annual sales of each contract, the Business elected to use the practical expedient to expense the costs as incurred.

b.	Pension Contributions

The Business’ pension contributions are associated with defined contribution schemes. Once the contributions have been made, the Business has no additional payment obligation, and the costs are therefore recognized in the month in which the contribution is incurred (i.e. have rendered service entitling them to the right to receive those benefits), which is consistent with recognition of payroll expenses.

j.	Revenue Recognition

The Business substantially generates most of its revenue through the sale of learning systems in printed and digital formats to private schools through term contracts with an average period from three to five years.

Contents in printed and digital formats related to these learnings systems are mostly the same, with minor supplements presented in digital format only. Therefore, revenue from educational contents is recognized when it delivers the content in printed and digital format.

Due to the nature of the Business’ operations, sale of printed and digital textbooks and learning systems is not subjected to the payment of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS). These sales are also exempt from the Brazilian municipal taxes and from the Brazilian value added tax (Imposto sobre Operações relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação, or ICMS).

Pursuant to the terms of the contracts with some customers, they are required to provide the Business with an estimate of the number of students that will access the content in the next school year (which typically starts in February of the following year), allowing the Business to start the delivery of its products. Since the contracts allows product returns (generally for period of four months from delivery date) up to a certain limit, the Business recognizes revenue for the amount that is expected to be received based on past experience, assuming that the other conditions for revenue recognition are met. Therefore, the amount of revenue recognized is adjusted for expected returns, which are estimated based on historical data on a portfolio basis. In these circumstances a refund liability and a right to recover returned goods asset are recognized.

Pitágoras (Predecessor)

Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

The right to recover returned goods asset is measured at the former carrying amount of the inventory less any expected costs to recovered goods. The refund liability is included in Contract liabilities – Refund Liabilities and the right to recover returned goods is included in Inventories. The Business reviews its estimate of expected returns at each reporting date and updates the amounts of the asset and liability accordingly.

a.	Measurement and Recognition - Policy applicable as from January 1, 2018

Based on the adoption of IFRS 15, revenue is recognized when the client obtains control over goods or services in an amount that includes the consideration to which an entity expects to be entitled in exchange for their transfer (i.e. net of value-added tax, returns, rebates and discounts). The amount of potential returns at each reporting period is estimated using a portfolio approach of historical data, adjusted for changes in expected customer experience, including seasonality and changes in economic factors.

Contents in printed and digital formats related to these learnings systems are mostly the same, with minor supplements presented in digital format only. The Business’ considers these sales to private schools as a single performance obligation which is complied with when printed materials are delivered and accepted by each client and available for use by each client over the school year (at a point-in-time). Thus, this revenue is recognized only when materials are effectively delivered and available for use by each client over the school year.

Consistent with the Business accounting policies prior to the adoption of IFRS 15, pursuant to the terms of the contracts with some customers, they are required to provide the Business with an estimate of the number of students that will access the content in the next school year (which typically starts in February of the following year), allowing the Business to start the delivery of its products. Since the contracts allows product returns (generally for period of four months from delivery date) up to a certain limit, the Business recognizes revenue for the amount that is expected to be received based on past experience, assuming that the other conditions for revenue recognition are met. Therefore, the amount of revenue recognized is adjusted for expected returns, which are estimated based on historical data on a portfolio basis. In these circumstances a refund liability and a right to recover returned goods asset are recognized.

The right to recover returned goods asset is measured at the former carrying amount of the inventory less any expected costs to recovered goods. The refund liability is included in Contract Liabilities – Refund liabilities and the right to recover returned goods is included in Inventories. The Business reviews its estimate of expected returns at each reporting date and updates the amounts of the asset and liability accordingly.

b.	Measurement and Recognition - Policy applicable up to December 31, 2017

Revenue comprises the fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Business’ activities. Revenue is presented net of value-added tax, returns, rebates and discounts.

The Business recognized revenues when: (i) the most significant risks and rewards inherent to the ownership of the assets had been transferred to the purchaser, (ii) it was probable that the financial economic benefits would flow to the Business, (iii) the costs related and potential return of goods could be reliably estimated, (iv) there was no continued involvement with the goods sold, and (v) the amount of revenue could be reliably measured. The Business bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Pitágoras (Predecessor)

Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

k.	Fair Value Measurement

Fair value is the price that would be received upon the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date, on the primary market or, in the absence thereof, on the most advantageous market to which the Business has access on such date. The fair value of a liability reflects its risk of non-performance, which includes, among others, the Business’ own credit risk.

If there is no price quoted on an active market, the Business uses valuation techniques that maximize the use of relevant observable data and minimize the use of unobservable data. The chosen valuation technique incorporates all the factors market participants would take into account when pricing a transaction. If an asset or a liability measured at fair value has a purchase and a selling price, the Business measures the assets based on purchase prices and liabilities based on selling prices. A market is considered as active if the transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

The best evidence of the fair value of a financial instrument upon initial recognition is usually the transaction price - i.e., the fair value of the consideration given or received. If the Business determines that the fair value upon initial recognition differs from the transaction price and the fair value is not evidenced by either a price quoted on an active market for an identical asset or liability or based on a valuation technique for which any non-observable data are judged to be insignificant in relation to measurement, then the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value upon initial recognition and the transaction price. This difference is subsequently recognized in the carve-out statement of profit or loss and other comprehensive income on an appropriate basis over the life of the instrument, or until such time when its valuation is fully supported by observable market data or the transaction is closed, whichever comes first.

To provide an indication about the reliability of the inputs used in determining fair value, the Business has classified its financial instruments according the judgment and estimates of the observable data as much as possible. The fair value hierarchy are based on the degree to which the fair value is observable used in the valuation techniques as follows:

•	Level 1: The fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: The fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

•	Level 3: The fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

7.	Financial Risk Management

The Business has a risk management policy for regular monitoring and management of the nature and overall position of financial risks and to assess its financial results and impacts to the Business’ cash flows. Counterparty credit limits are also periodically reviewed.

The economic and financial risks mainly reflect the behavior of macroeconomic variables such interest rates as well as other characteristics of the financial instruments maintained by the Business. These risks are managed through control and monitoring policies, specific strategies and limits.

Pitágoras (Predecessor)

Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

a.	Financial risk factors

The Business’ activities expose it to certain financial risks mainly related to credit risk and liquidity risk. Management and Cogna Group’s Board of Directors monitor such risks in line with the capital management policy objectives.

This note presents information on the Business’ exposure to each of the risks above, the objectives of the Business, measurement policies, and the Business’s risk and capital management process.

The Business has no derivative transactions.

a.	Market risk - cash flow interest rate risk

This risk arises from the possibility of the Business incurring losses because of interest rate fluctuations. The Business continuously monitors market interest rates in order to assess the need to contract financial instruments to hedge against volatility of these rates.

As of and for the period / year ended October 10, 2018 and December 31, 2017 the Business has no assets or liabilities subject to interest rate risk.

b.	Credit risk

Credit risk arises from the potential default of a counterparty to an agreement or financial instrument, resulting in financial loss. The Business is exposed to credit risk in its operating activities in connection with trade receivables.

To mitigate risks associated with trade receivables, the Business adopts a sales policy and analysis of the financial and equity situation of its counterparties. The sales policy is directly associated with the level of credit risk the Business is willing to subject itself to in the normal course of its business. The diversification of its receivable’s portfolio, the selectivity of its customers, as well as the monitoring of sales financing terms and individual position limits are procedures adopted to minimize defaults or losses in the realization of trade receivables. Thus, the Business does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristic.

Furthermore, the Business reviews the recoverable amount of its trade receivables at the end of each reporting period to ensure that adequate impairment losses are recorded (note 9.c).

c.	Liquidity risk

This is the risk of the Business not having sufficient funds and or bank credit limits to meet its short-term financial commitments, due to the mismatch of terms in expected receipts and payments.

The Business continuously monitors its indebtedness level and implements measures to allow access to the capital markets, when necessary. Forecasting exercises are performed by the Business’ finance team and takes into consideration its debt financing plan, internal liquidity targets and, if applicable, regulatory requirements.

Surplus cash is managed on a Cogna Group basis. Cogna Group’s Treasury invests surplus cash in short-term deposits, choosing instruments with appropriate maturities or sufficient liquidity to provide the Business with appropriate funds allowing it to continue as a going concern.

Pitágoras (Predecessor)

Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

d.	Capital management

The Business main capital management objectives are to safeguard its ability to continue as a going concern, optimize returns, allow consistency of operations to other stakeholders and to maintain an optimal capital structure reducing financial costs and maximizing the returns.

No changes were made in the objectives, policies or processes for managing capital during period from January 1 to October 10, 2018 or during the year ended December 31, 2017.

8.	Financial Instruments by Category

The Business holds the following financial instruments:

	Fair value hierarchy	As of December 31, 2017	As of January 01, 2017
Assets – Loans and Receivables
Trade receivables	2	62,991	52,888

		62,991	52,888

Liabilities – Other financial liabilities
Suppliers	2	13,808	12,987

		13,808	12,987

The Business’ financial instruments as of December 31, 2017 and January 01, 2017 are recorded in the carve-out statement of financial position at amounts that are consistent with their fair values.

The fair value of financial assets and liabilities was determined based on available market information and appropriate valuation methodologies for each case. However, significant judgment is required to interpret market data and produce the most appropriate estimates of realizable values. Consequently, the estimates of fair value do not necessarily indicate the amounts that could be realized in the current market. The use of different market inputs and/or valuation methodologies could have a material impact on the estimated fair value.

9.	Trade Receivables

The balance of this account is comprised by the following amounts:

a.	Composition

	As of December 31, 2017	As of January 01, 2017
Learning System	64,949	55,166
( - ) Impairment losses on trade receivables	(1,958)	(2,278)

	62,991	52,888

Pitágoras (Predecessor)

Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

b.	Maturities of trade receivables

	As of December 31, 2017	As of January 01, 2017
Not yet due	58,365	47,747
Past due
Up to 30 days	1,858	1,702
From 31 to 60 days	762	708
From 61 to 90 days	992	1,062
From 91 to 180 days	2,171	1,669
From 181 to 360 days	801	2,278

Total past due	6,584	7,419
Impairment losses on trade receivables	(1,958)	(2,278)

	62,991	52,888

The gross carrying amount of trade receivables is written off when the Business has no reasonable expectations of recovering the financial asset in its entirety or a portion thereof. Collection efforts continue to be made, even for the receivables that have been written off, and amounts are recognized directly in results upon collection.

c.	Impairment losses on trade receivables

The following table shows the changes in impairment losses on trade receivables for the period from January 1 to October 10, 2018 and for the year ended December 31, 2017:

	January 1, 2018 to October 10, 2018	Year ended December 31, 2017
Opening balance	1,958	2,278
Additions	865	812
Reversals	(292)	(789)
Write-off against trade receivables	(123)	(343)

Closing balance	2,408	1,958

10.	Inventories

The balance of this account is comprised by the following amounts:

	As of December 31, 2017	As of January 01, 2017
Finished products	19,436	20,447
Right to returned assets (i)	4,585	1,967

	24,021	22,414

(i)	Represents the Business’ right to recover products from customers where customers exercise their right of return under the Business’ returns policies.

Pitágoras (Predecessor)

Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

Changes in the provision for losses with obsolete inventories is as follows:

	January 1, 2018 to October 10, 2018	Year ended December 31, 2017
Opening balance	3,625	1,055
Additions in the period / year	587	3,967
Reversals in the period / year	(672)	(1,397)

Closing balance	3,540	3,625

11.	Property, Plant and Equipment

The cost, depreciation weighted average rates and accumulated depreciation are as follows:

		As of December 31, 2017			As of January 01, 2017
	Depreciation weighted average rate	Cost	Accumulated depreciation	Net Book value	Cost	Accumulated depreciation	Net Book value
IT equipment	33%	95	(84)	11	91	(79)	12
Buildings and leasehold improvements	4%	408	(399)	9	408	(394)	14

		503	(483)	20	499	(473)	26

Changes in property, plant and equipment are as follows:

	IT equipment	Furniture, equipment and fittings	Buildings and Leasehold improvements	Total
At January 1, 2017	12	—	14	26

Additions	4	—	—	4
Disposals	—	—	(3)	(3)
Depreciation	(5)	—	(2)	(7)

At December 31, 2017	11	—	9	20

Additions	14	13	178	205
Disposals	(8)	—	(10)	(18)
Depreciation	(5)	(2)	(2)	(9)

At October 10, 2018	12	11	175	198

There were no indications of impairment of property, plant and equipment for the period from January 1 to October 10, 2018 and for the year ended December 31, 2017.

12.	Intangible Assets

The cost, amortization weighted average rates and accumulated amortization of intangible assets are as follows:

		As of December 31, 2017			As of January 1, 2017
	Amortization weighted average rate	Cost	Accumulated amortization	Net Book value	Cost	Accumulated amortization	Net Book value
Software	33%	556	(226)	330	560	(113)	447

		556	(226)	330	560	(113)	447

Pitágoras (Predecessor)

Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

Changes in intangible assets were as follows:

	Software	Total
At January 1, 2017	447	447

Additions	14	14
Disposals	(18)	(18)
Amortization	(113)	(113)

At December 31, 2017	330	330

Additions	783	783
Amortization	(326)	(326)

At October 11, 2018	787	787

13.	Suppliers

The balance of this account is comprised by the following amounts:

	As of December 31, 2017	As of January 01, 2017
Local Suppliers	13,274	12,944
Copyright	534	43

	13,808	12,987

14.	Salaries and social contributions

	As of December 31, 2017	As of January 01, 2017
Salaries payable	449	91
Social contributions payable	717	225
Provision for vacation pay	384	199
Others	16	85

	1,566	600

15.	Related Parties

As presented in note 1, the Business is part of Cogna Group and therefore some of the Business’ transactions and arrangements are performed with related parties and the effect of these transactions is reflected in these carve-out financial statements through the allocation methodologies presented in note 2.

a.	Remuneration of key management personnel

Key management personnel include the members of the Board of Directors and the Audit Committee, the CEO, the vice-presidents and the statutory officers of Cogna Group, for which the nature of the tasks performed were related to the activities of the Business.

Pitágoras (Predecessor)

Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

For the period from January 1 to October 10, 2018 and for the year ended December 31, 2017, key management remuneration allocated to the Business, including charges and variable remuneration totaled R$445 and R$504, respectively. For the Business management members, the following benefits are granted: healthcare plan, discounts on monthly tuition of K-12, graduate and post-graduate courses in the Cogna Group’s schools and universities, besides the Business’ own products.

The Business does not grant post-employment benefits, termination benefits or other long-term benefits for their key management personnel.

16.	Current and Deferred Income Tax and Social Contribution

a.	Reconciliation of income tax and social contribution

The reconciliation of income tax and social contribution is as follows:

	January 1, 2018 to October 10, 2018	Year ended December 31, 2017
Profit before income tax and social contribution for the period /year	40,172	52,661
Combined nominal statutory rate of income tax and social contribution	34%	34%

IRPJ and CSLL calculated at the nominal rates	(13,658)	(17,905)

Permanent Additions	(15)	(18)
Other	20	24

Total IRPJ and CSLL	(13,653)	(17,899)

Current IRPJ and CSLL in the result	(12,092)	(21,088)
Deferred IRPJ and CSLL in the result	(1,561)	3,189

b.	Deferred taxes

Changes in deferred income tax and social contribution assets are as follows:

	As of January 1, 2017	Effect on profit (loss)	As of December 31, 2017	Effect on profit (loss)	As of October 10, 2018
Income tax/social contribution:
Temporary Differences:
Impairment losses on trade receivables	774	8	782	195	977
Impairment losses with obsolete inventories	359	874	1,233	(29)	1,204
Right of Return Obligation	1,003	2,307	3,310	(1,727)	1,583

Deferred income tax and social contribution, assets	2,136	3,189	5,325	(1,561)	3,764

Pitágoras (Predecessor)

Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

17.	Net Revenue from Sales

The revenue is presented into a single category, as the Business believes it depicts how and the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The net sales of the Business for the period from January 1 to October 10, 2018 and for the year ended December 31, 2017, is shown bellow:

	January 1, 2018 to October 10, 2018	Year ended December 31, 2017
Learning System
Gross revenue	87,958	117,534
Returns	(6,632)	(17,480)
Discounts	(677)	(697)

Net revenue from sales	80,649	99,357

The Business applies the practical expedient in paragraph 121.b of IFRS 15 and does not disclose information about its remaining performance obligations because the Business has a right to consideration from its customers in an amount that corresponds directly with the value to the customer of the Business’ performance completed to date.

18.	Costs and Expenses by Nature

	January 1, 2018 to October 10, 2018	Year ended December 31, 2017
Raw materials and productions costs	(22,982)	(19,277)
Salaries and payroll charges	(5,779)	(6,031)
Advertising and publicity	(3,417)	(3,760)
Travel	(2,852)	(2,922)
Copyright	(2,591)	(6,798)
Material	(2,319)	(3,597)
Utilities, cleaning and security	(696)	(2,151)
Depreciation and amortization	(335)	(120)
Consulting and advisory services	(159)	(290)
Impairment losses on trade receivables	(573)	(23)
Provision for inventory losses	85	(2,570)
Other income (expenses)	5	(3)

	(41,613)	(47,542)

Costs of goods sold	(28,224)	(35,178)
Commercial expenses	(3,281)	(4,379)
General and administrative expenses	(9,540)	(7,960)
Other operating income	5	327
Other operating expenses	—	(329)
Impairment losses on trade receivable	(573)	(23)

	(41,613)	(47,542)

Pitágoras (Predecessor)

Carve-out Financial Statements as of December 31, 2017 and January 1, 2017

and for the period from January 1, 2018 to October 10, 2018 and for the year ended December 31, 2017

19.	Segment Reporting

Segment Reporting: the Business reports information to its Chief Operating Decision Maker - CODM (the Cogna Group’s Board of Directors), for the purposes of resource allocation and assessment of performance, as a single unit and therefore there is only one reportable segment. Additionally, the information reported to CODM includes the EBITDA, which the Business defines as Net profit (loss) plus income taxes and social contribution plus/minus net finance result plus depreciation and amortization.

The following table presents the Business’ revenue, its reconciliation to “profit before finance result and taxes” results, assets and liabilities by reportable segment. No other information is used by the CODM when assessing segment performance.

	January 1, 2018 to October 10, 2018		Year ended December 31, 2017
	Content & EdTech Platform	Total	Content & EdTech Platform	Total
Net revenue from sales	80,649	80,649	99,357	99,357

Cost of goods sold	(28,224)	(28,224)	(35,178)	(35,178)

Operating income (expenses):
General and administrative expenses	(9,540)	(9,540)	(7,960)	(7,960)
Commercial expenses	(3,281)	(3,281)	(4,379)	(4,379)
Other operating income (expense)	5	5	(2)	(2)
Impairment losses on trade receivables	(573)	(573)	(23)	(23)

Profit before finance results	39,036	39,036	51,815	51,815

Assets	41,832	41,832	92,978	92,978
Liabilities	32,808	32,808	26,838	26,838

20.	Subsequent event

Business Combination

On October 11, 2018, Cogna (the ultimate Parent) acquired control over Somos Educacional S.A. (“Somos”). As from this date, SABER Serviços Educacionais S.A. (“SABER”) became an entity under the common control of Cogna, with Somos Educação S.A. and its subsidiaries. Therefore, the carved-out assets, liabilities and results of operations from Pitágoras (Predecessor) are combined from that date on with Somos – Anglo (Predecessor) as Vasta Platform (Successor) in a separate set of combined carve-out financial statements.

The acquisition method of accounting was used to record assets acquired and liabilities assumed of Somos by Cogna in this transaction. Such accounting generally results in increased amortization and depreciation reported in future periods and, accordingly, the accompanying carve-out financial statements of the Business’ Successor and of the Business are not comparable in all material respects since those financial statements report financial position, results of operations, and cash flows of these two separate entities. Pitagoras was combined into Vasta Platform using the book basis of accounting.

Class A common shares

Vasta Platform Limited

PROSPECTUS

Global Coordinators

Goldman Sachs & Co. LLC	BofA Securities	Morgan Stanley	Itaú BBA

Joint Bookrunners

UBS Investment Bank	Bradesco BBI

                    , 2020

Through and including                    , 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as providing indemnification against civil fraud or the consequences of committing a crime.

The registrant’s Articles of Association provide that each director or officer of the registrant shall be indemnified out of the assets of the registrant against all actions, proceedings, costs, charges, expenses, losses, damages, or liabilities, judgments, fines, settlements and other amounts (including reasonable attorneys’ fees and expenses and amounts paid in settlement and costs of investigation (collectively “Losses”) incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of such person’s duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any Losses incurred by such director or officer in defending or investigating (whether successfully or otherwise) any civil, criminal, investigative and administrative proceedings concerning or in any way related to our Company or its affairs in any court whether in the Cayman Islands or elsewhere.

Also, the registrant expects to maintain director’s and officer’s liability insurance covering its directors and officers with respect to general civil liability, including liabilities under the Securities Act, which he or she may incur in his or her capacity as such.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification by the underwriters of the registrant and its directors and officers for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that these liabilities are caused by information relating to the underwriters that was furnished to us by the underwriters in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

During the past three years, we have not issued and sold securities without registering the securities under the Securities Act.

Item 8. Exhibits

(a) The following documents are filed as part of this registration statement:

Exhibit No.	Exhibit

1.1	Form of Underwriting Agreement.*

3.1	Memorandum and Articles of Association of Vasta.*

5.1	Opinion of Maples and Calder, Cayman Islands counsel of Vasta, as to the validity of the Class A common shares.*

10.1	Form of indemnification agreement.

Exhibit No.	Exhibit

10.2	English translation of form of indenture governing the private debentures owed to Cogna.

10.3	English translation of form of employment agreement with the Company’s executive officers and directors.

10.4	English translation of indemnification agreement dated December 5, 2019 between Somos Sistemas de Ensino S.A. and Cogna Educação S.A.

10.5	English translation of cost sharing agreement dated January 21, 2020, among subsidiaries of Vasta Platform Limited, certain other subsidiaries of Cogna Educação S.A. and Cogna Educação S.A.

10.6	English translation of shared warehouse and logistics activities agreement dated January 2, 2020 among Vasta Platform Limited, Cogna Educação S.A. and the other parties thereto.

10.7	English translation of form of private instrument of property lease agreement for non-residential purposes with subsidiaries of Vasta Platform Limited.

10.8	English translation of form of copyright license agreement with subsidiaries of Vasta Platform Limited.

10.9	English translation of form of trademark assignment agreement with subsidiaries of Vasta Platform Limited.

10.10	English translation of form of trademark use license agreement with subsidiaries of Vasta Platform Limited.

10.11	English translation of form of first amendment to the trademark use license agreement with subsidiaries of Vasta Platform Limited.

10.12	English translation of private instrument of property lease agreement for commercial purposes dated September 25, 2015 among Editora Ática, Somos Educação and San Michele Empreendimentos Comerciais Ltda.

10.13	English translation of the first amendment to the private instrument of property lease agreement for commercial purposes dated June 23, 2017 among Editora Ática, Somos Educação, San Michele Empreendimentos Comerciais Ltda., Querce Administração de Bens EIRELLI and RMS Administração de Bens Ltda.

10.14	English translation of the second amendment to the private instrument of property lease agreement for commercial purposes dated July 29, 2019 among Editora Ática, Somos Educação, Querce Administração de Bens EIRELLI and RMS Administração de Bens Ltda.

10.15	English translation of the first amendment to the cost sharing agreement dated January 21, 2020, among subsidiaries of Vasta Platform Limited, certain other subsidiaries of Cogna Educação S.A. and Cogna Educação S.A.

10.16	English translation of the distribution agreement dated August 1, 2018 among Editora Ática S.A., Editora Scipione S.A., Saraiva Educação S.A. and Sampaio e Oliveira Distribuidora de Livros Ltda.

10.17	English translation of the first amendment to the distribution agreement dated August 1, 2019 among Editora Ática S.A., Editora Scipione S.A., Saraiva Educação S.A. and Sampaio e Oliveira Distribuidora de Livros Ltda.

10.18	English translation of the educational solution supply agreement and other covenants dated December 31, 2019 among subsidiaries of Vasta Platform Limited.

14.1	English translation of the Code of Ethics of Vasta.

21.1	List of significant subsidiaries.

23.1	Consent of KPMG Auditores Independentes.

Exhibit No.	Exhibit

23.2	Consent of Maples and Calder, Cayman Islands counsel of Vasta (included in Exhibit 5.1).*

23.3	Consent of Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, Brazilian counsel of Vasta.

23.4	Consent of Oliver Wyman Consultoria em Estratégia de Negócios Ltda.

24.1	Powers of attorney (included on signature page to the registration statement).

*	To be filed by amendment.

(b)	Financial Statement Schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

Item 9. Undertakings

The undersigned hereby undertakes:

(a)

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of São Paulo, Brazil, on this 6th day of July, 2020.

VASTA PLATFORM LIMITED

By:	/s/ Mário Ghio Junior
Name: Mário Ghio Junior
Title: Chief Executive Officer

By:	/s/ Clovis Poggetti Junior
Name: Clovis Poggetti Junior
Title: Chief Financial Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mário Ghio Junior and Clovis Poggetti Junior each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the U.S. Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ Mário Ghio Junior Mário Ghio Junior	Chief Executive Officer and Director (principal executive officer)	July 6, 2020

/s/ Clovis Poggetti Junior Clovis Poggetti Junior	Chief Financial Officer (principal financial officer and principal accounting officer)	July 6, 2020

/s/ Rodrigo Calvo Galindo Rodrigo Calvo Galindo	Director (chairman of board of directors)	July 6, 2020

/s/ Jamil Saud Marques Jamil Saud Marques	Director	July 6, 2020

/s/ Roberto Valério Neto Roberto Valério Neto	Director	July 6, 2020

/s/ Ann Marie Williams Ann Marie Williams	Independent Director	July 6, 2020

/s/ Andrés Cardó Soria Andrés Cardó Soria	Independent Director	July 6, 2020

/s/ Francisco Henrique Passos Fernandes Francisco Henrique Passos Fernandes	Independent Director	July 6, 2020

/s/ Collen A. De Vries Collen A. De Vries Senior Vice President	Cogency Global Inc. Authorized representative in the United States	July 6, 2020